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INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF HENDERSON

Contents

Amendment No. 1 to the confidential draft submission
Confidentially submitted to the Securities and Exchange Commission on January 20, 2017.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Henderson Group plc

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant name into English)

Jersey, Channel Islands (State or other jurisdiction of incorporation or organization)	6282 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

Jacqui Irvine
General Counsel & Company Secretary
201 Bishopsgate
EC2M 3AE
United Kingdom
+44 (0) 20 7818 1818
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

[    •    ]
(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:
Peter D. Lyons Matthew F. Herman Paul D. Tropp Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, NY 10022 +1 (212) 277 4000	David W. Grawemeyer Executive Vice President & General Counsel Janus Capital Group Inc. 151 Detroit Street Denver, CO 80206 +1 (303) 333 3963	Ralph Arditi David C. Hepp Skadden Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 +1 (212) 735 2000

Approximate date of commencement of the proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective and upon closing of the merger described in the enclosed document.

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

           Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

           Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)

Ordinary shares, par value £0.125 per share	[84,920,784]	N/A	[•]	[•]

Notes:

(1)
Represents the estimated maximum number of ordinary shares, par value £0.125 per share, of Henderson Group plc (which we refer to as Henderson, and such shares, the Henderson ordinary shares) to be issued in connection with the merger described herein. The estimated maximum number of Henderson ordinary shares is based on the product of: (i) the sum of [176,159,121] shares of common stock, par value $0.01 per share, of Janus Capital Group Inc. (which we refer to as Janus, and such stock, the Janus common stock) that are estimated to be issued and outstanding immediately prior to the merger, stock options exercisable for [136,948] shares of Janus common stock, restricted stock unit awards with respect to [2,182,800] shares of Janus common stock, performance stock unit awards with respect to [212,427] shares of Janus common stock, [nil] shares of Janus common stock for partial settlement of convertible debt, warrants exercisable for [1,061,094] shares of Janus common stock and [202,652] restricted shares of Janus common stock, multiplied by (ii) 0.4719, which is the exchange ratio (as adjusted) for the holders of Janus common stock under the Agreement and Plan of Merger, dated as of October 3, 2016 (which we refer to as the merger agreement), among Henderson, Janus and Horizon Orbit Corp., a Delaware corporation and a direct wholly owned subsidiary of Henderson, which we refer to as the Merger Sub.

(2)
Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and calculated pursuant to Rules 457(f)(1) and 457(c) under the Securities Act. The proposed maximum aggregate offering price of the Henderson ordinary shares to be registered was calculated based on the product of (i) the average of the high and low sale prices of Henderson ordinary shares as reported on the London Stock Exchange on [    •    ], 2017 and (ii) [    •    ], representing the maximum number of Henderson ordinary shares expected to be issued in connection with the merger (as defined herein).

(3)
Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $115.90 per $1,000,000 of the proposed maximum aggregate offering price.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Henderson Group plc may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and Henderson Group plc is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED                , 2017

 MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

           You are cordially invited to attend a special meeting of the stockholders, which we refer to as the Janus special meeting, of Janus Capital Group Inc., which we refer to as Janus. The Janus special meeting, is to be held on [    •    ], 2017 at [    •    ] a.m. local time at the [JW Marriott Hotel, 150 Clayton Lane, Denver, Colorado].

           As previously announced, Janus, Henderson Group plc, which we refer to as Henderson, and Horizon Orbit Corp., a Delaware corporation and a direct and wholly owned subsidiary of Henderson, which we refer to as Merger Sub, entered into an Agreement and Plan of Merger, dated as of October 3, 2016, which we refer to as the merger agreement. Pursuant to the terms of the merger agreement, Merger Sub will merge with and into Janus, with Janus surviving such merger as a direct and wholly owned subsidiary of Henderson, which we refer to as the merger. Upon closing of the merger, Henderson will be the parent holding company for the combined group and will be renamed Janus Henderson Group plc, which we refer to as Janus Henderson. We believe that this merger of Janus and Henderson accelerates both businesses' strategic objectives for growth, diversification, and the creation of a truly global active investment manager. We believe that the merger will benefit both the Janus stockholders and the Henderson shareholders and we ask for your support in voting for the proposals at the Janus special meeting.

           Upon closing of the merger, a holder of Janus common stock will be entitled to receive 4.7190 fully paid and non-assessable Henderson ordinary shares for each share of Janus common stock that it holds, which we refer to as the exchange ratio, plus cash in lieu of any fractional shares based on then prevailing market prices, subject to the following adjustments. Effective immediately prior to the closing of the merger, Henderson will implement a share consolidation of Henderson ordinary shares, which we refer to as the share consolidation, at a ratio of one Janus Henderson ordinary share (or CDI, as applicable) for every 10 Henderson ordinary shares (or CDIs, as applicable) outstanding (so that at closing of the merger each Janus stockholder will receive 0.4719 Janus Henderson ordinary shares for each share of Janus common stock). In addition, subject to approval by the Henderson shareholders at the Henderson shareholder meeting, effective upon [the date of the Henderson shareholder meeting], the par value of Henderson ordinary shares will be redenominated from pounds sterling into U.S. dollars. Following the redenomination, subject to approval by the Henderson shareholders at the Henderson shareholders meeting, upon completion of certain registration procedures with the Jersey Registrar of Companies, the par value of Henderson ordinary shares will be reduced to ensure that the par value is a round number. Based on Henderson's and Janus's respective fully diluted shares as of the signing date, it is expected that the exchange ratio will result in Henderson shareholders and Janus stockholders owning approximately 57% and 43% of Janus Henderson, respectively, immediately following the effective time of the merger, which we refer to as the effective time. Shares of Janus common stock are currently traded on the New York Stock Exchange, which we refer to as NYSE, under the symbol "JNS" and Henderson ordinary shares are currently traded on the London Stock Exchange, which we refer to as the LSE, under the symbol "HGG", and Henderson maintains a listing of CHESS Depositary Interests, which we refer to as CDIs, each representing a beneficial interest in one Henderson ordinary share, on the ASX Limited, which we refer to as ASX, under the ticker symbol "HGG". We expect that, subject to shareholder approval, Henderson ordinary shares will be delisted from the LSE, ordinary shares of Janus Henderson, which we refer to as the Janus Henderson ordinary shares, will be listed on the NYSE under the ticker symbol "JHG" and the CDIs will remain quoted and traded on the financial market operated by ASX under the new ticker symbol "JHG".

           We urge you to obtain current market quotations of Janus common stock and Henderson ordinary shares prior to casting your vote.

           At the Janus special meeting, you will be asked to consider and vote on:

  (i)
  a proposal to adopt the merger agreement, which we refer to as the Janus merger proposal;

  (ii)
  a non-binding, advisory proposal to approve the compensation that may become payable to Janus's named executive officers in connection with the consummation of the merger, which compensation is summarized in the table in the section entitled "The Merger—Merger Related Compensation" beginning on page [    •    ]; and

  (iii)
  a proposal to adjourn the Janus special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Janus merger proposal.

           The Janus board unanimously recommends that Janus stockholders vote "FOR" each of the proposals to be considered at the Janus special meeting.

           We cannot complete the merger unless the Janus stockholders approve the Janus merger proposal.

           Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the Janus special meeting, please promptly mark, sign and date the accompanying proxy and return it promptly in the enclosed postage-paid envelope, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card.

           The obligations of Janus and Henderson to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about Janus, Henderson, and the merger is contained in this proxy statement/prospectus.

           Janus encourages you to read this entire proxy statement/prospectus carefully, including the section entitled "Risk Factors" beginning on page [47].

Sincerely,

[Glenn S. Schafer]
 [Chairman of the Board]

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined that this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [    •    ], 2017 and is first being mailed to the stockholders of Janus on or about [    •    ], 2017.

Janus Capital Group Inc.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on [    •    ], 2017

TIME: [10:00 a.m.] (local time) on [    •    ], 2017

PLACE: [JW Marriott Hotel, 150 Clayton Lane, Denver, Colorado]

ITEMS OF BUSINESS:

  1.
  To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of October 3, 2016, by and among Henderson Group plc, a company incorporated and registered in Jersey, Channel Islands, Horizon Orbit Corp., a Delaware corporation and a direct and wholly owned subsidiary of Henderson, and Janus Capital Group Inc., a Delaware corporation, a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, pursuant to which Merger Sub will merge with and into Janus with Janus continuing as the surviving corporation as a direct and wholly owned subsidiary of Henderson (the "Janus merger proposal");

  2.
  To consider and vote on a non-binding, advisory proposal to approve the compensation that may become payable to Janus's named executive officers in connection with the consummation of the merger (the "Janus compensation proposal"); and

  3.
  To consider and vote on a proposal to adjourn the Janus special meeting (as defined below), if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Janus merger proposal (the "Janus adjournment proposal").

        The approval by Janus stockholders of the Janus merger proposal is required to complete the merger described in the accompanying proxy statement/prospectus.

        The Janus merger proposal, Janus compensation proposal and Janus adjournment proposal are described in the accompanying proxy statement/prospectus, which you should read carefully in its entirety before you vote.

        The proxy statement/prospectus accompanying this notice, including the annexes thereto, contains further information with respect to the business to be transacted at the special meeting of the Janus stockholders, which we refer to as the Janus special meeting. We urge you to read the proxy statement/prospectus, including any documents incorporated by reference, and the annexes carefully and in their entirety. Janus will transact no other business at the Janus special meeting except such business as may properly be brought before the Janus special meeting or any adjournments or postponements thereof. Please refer to the proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the Janus special meeting.

BOARD OF DIRECTORS' RECOMMENDATION:

        After careful consideration, the Janus board, on October 1, 2016, unanimously approved the merger agreement and determined that entering into the merger agreement and consummating the transactions contemplated thereby are advisable and fair to and in the best interests of Janus and its stockholders.

        The Janus board unanimously recommends that the Janus stockholders vote "FOR" each of the Janus merger proposal, the Janus compensation proposal and the Janus adjournment proposal.

WHO MAY VOTE:

        Only holders of record of Janus common stock at the close of business on [    •    ], 2017, the record date for voting at the Janus special meeting, which we refer to as the record date, are entitled to vote at the Janus special meeting. On [    •    ], 2017, [    •    ] shares of Janus common stock were issued and outstanding. Each share of Janus common stock is entitled to one vote.

        Persons present at the start of the Janus special meeting and representing in person or by proxy in excess of 50% of the total issued shares in Janus common stock entitled to vote at the Janus special meeting shall form a quorum for the transaction of business at the Janus special meeting. The Janus common stock represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by Janus prior to the close of voting at the Janus special meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on this Notice of Special Meeting of Stockholders.

        All stockholders will need proof of ownership of shares in Janus, and may be asked to present a form of personal photo identification, in order to be admitted to the Janus special meeting. In addition, if your shares of Janus common stock are held in the name of your broker, bank, or other nominee and you wish to attend the Janus special meeting, you must bring an account statement or letter from the broker, bank, or other nominee indicating that you were the owner of the shares on the record date.

VOTE REQUIRED FOR APPROVAL:

        Your vote is very important. We cannot complete the merger without the approval of the Janus merger proposal.

        Assuming a quorum is present, approval of the Janus merger proposal requires the affirmative vote of the holders of a majority of all outstanding shares of Janus common stock entitled to vote on the Janus merger proposal. Assuming a quorum is present, approval of the Janus compensation proposal requires the affirmative vote of a majority of stockholders present, in person or represented by proxy, and entitled to vote at the Janus special meeting. Assuming a quorum is present, approval of the Janus adjournment proposal requires the affirmative vote of a majority of stockholders present, in person or represented by proxy, and entitled to vote at the Janus special meeting.

        Whether or not you plan to attend the Janus special meeting, please promptly mark, sign and date the accompanying proxy and return it promptly in the enclosed postage-paid envelope, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number included with your proxy card or by using the Internet. If your shares are held in the name of a broker or other nominee, please follow the instructions on a voting instruction card furnished by the record holder.

Sincerely,

[Glenn S. Schafer]
 [Chairman of the Board]

ABOUT THIS PROXY STATEMENT/PROSPECTUS

        This proxy statement/prospectus, which forms part of a registration statement on Form F-4 (File No. [    •    ]) filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, by Henderson, constitutes a prospectus of Henderson under Section 5 of the Securities Act with respect to the Henderson ordinary shares to be issued to Janus stockholders pursuant to the merger agreement. This proxy statement/prospectus also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act only with respect to Janus stockholders. It also constitutes a notice of meeting with respect to the special meeting of Janus stockholders, which we refer to as the Janus special meeting.

        No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [    •    ], 2017. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than that date. Neither our mailing of this proxy statement/prospectus to Janus stockholders, nor the issuance by Henderson of Henderson ordinary shares in connection with the merger, will create any implication to the contrary.

        The information in this proxy statement/prospectus is subject to completion. A registration statement relating to the securities described in this proxy statement/prospectus has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction, nor shall there be any sale of these securities in any jurisdiction, in which such offer would be unlawful prior to registration under the securities laws of such jurisdiction. Information contained in this proxy statement/prospectus regarding Janus has been provided by Janus and information contained in this proxy statement/prospectus regarding Henderson has been provided by Henderson.

        Unless otherwise indicated or as the context otherwise requires, each reference in this proxy statement/prospectus to:

  •
  "2016 Senior Notes" refers to the 7.25% Senior Notes due 2016 of Henderson;

  •
  "90 West" refers to 90 West Asset Management;

  •
  "Advisers Act" refers to the U.S. Investment Advisers Act of 1940, as amended;

  •
  "AIFMD" refers to the Alternative Investment Fund Manager Directive;

  •
  "amended investment and cooperation agreement" refers to the Amended and Restated Investment and Strategic Cooperation Agreement, dated October 3, 2016, by and among Janus, Henderson and Dai-ichi;

  •
  "ASIC" refers to the Australian Securities and Investments Commission;

  •
  "ASX" refers to the ASX Limited (ABN 98 008 624 691);

  •
  "ASX Principles" refers to the Corporate Governance Principles and Recommendations issued by the ASX Corporate Governance Council in March 2014;

  •
  "AUM" refers to assets under management;

  •
  "BAML" refers to Bank of America Merrill Lynch;

  •
  "CDIs" refers to CHESS Depositary Interests, each representing a beneficial interest in one Henderson ordinary share, that are quoted and traded on the financial market operated by ASX;

  •
  "CDI Holder" refers to a holder of CDIs;

  •
  "Centerview" refers to Centerview Partners UK LLP;

  •
  "CFTC" refers to the U.S. Commodity Futures Trading Commission;

  •
  "CHESS" refers to Clearing House Electronic Subregister System;

  •
  "City Code" refers to the U.K. City Code on Takeovers and Mergers;

  •
  "closing" refers to the closing of the merger;

  •
  "Code" refers to the Internal Revenue Code of 1986, as amended;

  •
  "combined company" refers to Janus Henderson, following closing of the merger;

  •
  "Dai-ichi" refers to Dai-ichi Life Holdings, Inc. (formerly known as The Dai-ichi Life Insurance Company, Limited);

  •
  "Dai-ichi agreements" refers to the voting agreement, the Dai-ichi option agreement and the amended investment and cooperation agreement;

  •
  "Dai-ichi option agreement" refers to the option agreement, dated October 3, 2016, by and between Henderson and Dai-ichi;

  •
  "Dai-ichi Representative" refers to a director of the Janus Henderson board appointed by Dai-ichi pursuant to the terms of the amended investment and cooperation agreement;

  •
  "DGCL" refers to the General Corporation Law of the State of Delaware;

  •
  "Dodd-Frank Act" refers to the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act;

  •
  "DTC" refers to the Depository Trust Company;

  •
  "DTRs" refers to the U.K. Disclosure and Transparency Rules;

  •
  "effective time" refers to the effective time of the merger;

  •
  "Exchange Act" refers to the U.S. Securities Exchange Act of 1934, as amended;

  •
  "exchange ratio" refers to 4.7190 Henderson ordinary shares (subject to adjustment for the share consolidation) for each share of Janus common stock;

  •
  "FCA" refers to the U.K.'s Financial Conduct Authority;

  •
  "FINRA" refers to the Financial Industry Regulatory Authority, Inc.;

  •
  "FPI" refers to a foreign private issuer as defined in Rule 405 under the Securities Act;

  •
  "Freshfields" refers to Freshfields Bruckhaus Deringer LLP and affiliates;

  •
  "FSMA" refers to the U.K.'s Financial Services and Markets Act (2000);

  •
  "Geneva" refers to Geneva Capital Management;

  •
  "Group" refers to Henderson Group plc and its consolidated subsidiaries;

  •
  "GST" refers to the Goods and Services Tax of Jersey;

  •
  "Henderson" refers to Henderson Group plc, a company incorporated and registered in Jersey, Channel Islands;

  •
  "Henderson amended articles proposal" refers to the proposal to approve the Amended and Restated Memorandum and Articles of Association of Henderson;

  •
  "Henderson annual general shareholder meeting" refers to the annual general meeting of the Henderson shareholders convened for [    •    ], 2017;

  •
  "Henderson Articles of Association" refers to the Articles of Association of Henderson prior to closing of the merger;

  •
  "Henderson board" refers to the board of directors of Henderson;

  •
  "Henderson interim memorandum" refers to the Memorandum of Association of Henderson that, subject to approval by Henderson shareholders at the Henderson shareholder meeting, will have the effect of redenominating Henderson's share capital from pounds sterling to U.S. dollars with effect [from the date of the Henderson shareholders meeting];

  •
  "Henderson LSE de-listing approval" refers to the approval of the Henderson LSE de-listing proposal at the Henderson shareholder meeting by the affirmative vote of three-fourths of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting;

  •
  "Henderson LSE de-listing proposal" refers to the proposal to cancel the listing of the Henderson ordinary shares on the premium segment of the Official List of the FCA and trading of the Henderson ordinary shares on the LSE's main market for listed securities;

  •
  "Henderson Memorandum of Association" refers to the Memorandum of Association of Henderson prior to the effectiveness of the Henderson interim memorandum;

  •
  "Henderson name change proposal" refers to the proposal to change the name of Henderson from "Henderson Group plc" to "Janus Henderson Group plc" at the effective time;

  •
  "Henderson option proposal" refers to the proposal in connection with the allotment and issue of the options pursuant to the Dai-ichi option agreement;

  •
  "Henderson ordinary shares" refers to the ordinary shares, par value £0.125, of Henderson;

  •
  "Henderson permitted dividend proposal" refers to the proposal for Henderson to declare and pay a final cash dividend in respect of the calendar year ended December 31, 2016;

  •
  "Henderson required shareholder approvals" refers to (i) the approval of the merger by the affirmative vote of a majority of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (ii) the approval of the Henderson share issuance proposal by the affirmative vote of a majority of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (iii) the approval of the Henderson amended articles proposal by the affirmative vote of two-thirds of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (iv) the approval of the Henderson name change proposal by the affirmative vote of two-thirds of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (v) the approval of the Henderson permitted dividend proposal by the affirmative vote of a majority of the Henderson shareholders voting (in person or represented by proxy) at the Henderson annual general shareholder meeting and (vi) the approval of the Henderson LSE de-listing proposal by the affirmative vote of three-fourths of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting;

  •
  "Henderson share issuance proposal" refers to the proposal for Henderson to issue newly created Henderson ordinary shares in connection with the merger and in satisfaction of payment of the merger consideration;

  •
  "Henderson Shareholder Circular" refers to the Shareholder Circular prepared by Henderson for the Henderson shareholders in connection with the merger;

  •
  "Henderson shareholder meeting" refers to the extraordinary general meeting of the Henderson shareholders to consider the Henderson required shareholder approvals other than the Henderson permitted dividend proposal;

  •
  "Henderson shareholders" refers to the holders of Henderson ordinary shares and CDIs;

  •
  "HMSA" refers to Henderson Management S.A.;

  •
  "HSR Act" refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

  •
  "HUKPOEIC" refers to the Henderson U.K. Property OEIC;

  •
  "IFRS" refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board as adopted by the European Union;

  •
  "Intrinsic" refers to Intrinsic Cirilium Investment Company Limited;

  •
  "Investment Company Act" refers to the Investment Company Act of 1940, as amended;

  •
  "IRS" refers to the U.S. Internal Revenue Service;

  •
  "Janus" refers to Janus Capital Group Inc., a Delaware corporation;

  •
  "Janus adjournment proposal" refers to the Janus stockholder proposal to adjourn the Janus special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Janus merger proposal;

  •
  "Janus board" refers to the board of directors of Janus;

  •
  "Janus common stock" refers to the common stock, par value $0.01 per share, of Janus;

  •
  "Janus compensation proposal" refers to the non-binding, advisory proposal to Janus stockholders to approve the compensation that may become payable to Janus's named executive officers in connection with the consummation of the merger;

  •
  "Janus ESOP" refers to the Employee Stock Ownership Plan of Janus;

  •
  "Janus ESPP" refers to the Employee Stock Purchase Plan of Janus;

  •
  "Janus Henderson" refers to Janus Henderson Group plc, following closing of the merger;

  •
  "Janus Henderson Amended Articles" refers to the amended Articles of Association of Janus Henderson, following closing of the merger;

  •
  "Janus Henderson Amended Memorandum" refers to the amended Memorandum of Association of Janus Henderson, following closing of the merger;

  •
  "Janus Henderson board" refers to the board of directors of Janus Henderson, following closing of the merger;

  •
  "Janus Henderson ordinary shares" refers to the ordinary shares, par value $[    •    ], of Janus Henderson following the merger;

  •
  "Janus merger proposal" refers to the Janus stockholder proposal to adopt the merger agreement;

  •
  "Janus MFU Award" refers to a long-term incentive award in the form of cash-based mutual fund units granted under Janus's Mutual Fund Share Investment Plan;

  •
  "Janus Option" refers to an option to purchase shares of Janus common stock;

  •
  "Janus PSU Award" refers to an outstanding award of performance stock units in respect of shares of Janus common stock granted under a Janus equity plan whose vesting is conditioned in whole or in part on the satisfaction of performance criteria;

  •
  "Janus required stockholder approval" refers to the approval of the Janus merger proposal at the Janus special meeting by the affirmative vote of the holders of a majority of all outstanding shares of Janus common stock as of the record date;

  •
  "Janus Restricted Share Award" refers to an issued and outstanding award of shares of Janus common stock granted under a Janus equity plan that is subject to vesting or other restrictions;

  •
  "Janus RSU Award" refers to an outstanding award of restricted stock units in respect of shares of Janus common stock granted under a Janus equity plan whose vesting is not conditioned in any part on satisfaction of performance criteria;

  •
  "Janus special meeting" refers to the special meeting of Janus stockholders, which will be held on [    •    ], 2017;

  •
  "Janus stockholders" refers to the holders of Janus common stock;

  •
  "Jersey Companies Law" refers to the Companies (Jersey) Law 1991, as amended;

  •
  "JFSC" refers to the Jersey Financial Services Commission;

  •
  "KCS 401(k) Plan" refers to the Kansas City Southern 401(k) Plan of Janus;

  •
  "Loeb Spencer House" refers to Loeb Spencer House Partners;

  •
  "LSE" refers to the London Stock Exchange;

  •
  "LTIP" refers to the Long-Term Incentive Plan of Henderson;

  •
  "merger" refers to the merger of Merger Sub with and into Janus, with Janus surviving the merger as a direct and wholly owned subsidiary of Henderson;

  •
  "merger agreement" refers to the Agreement and Plan of Merger, dated as of October 3, 2016, as it may be amended from time to time, by and among Henderson, Merger Sub and Janus, a copy of which is attached as Annex A to this proxy statement/prospectus;

  •
  "merger consideration" refers to the right of holders of Janus common stock to receive 4.7190 Henderson ordinary shares (subject to adjustment for the share consolidation) for each share of Janus common stock held by them (plus cash in lieu of any fractional shares based on then prevailing market prices);

  •
  "Merger Sub" refers to Horizon Orbit Corp., a Delaware corporation and direct and wholly owned subsidiary of Henderson;

  •
  "MiFID" refers to the EU's Markets in Financial Instruments Directive;

  •
  "MiFID II" refers to the EU's Markets in Financial Instruments Directive II;

  •
  "NYSE" refers to the New York Stock Exchange;

  •
  "OEIC" refers to an open-ended investment company;

  •
  "Official List" refers to the official list maintained by the FCA (acting in its capacity as the UKLA);

  •
  "outside date" refers to September 30, 2017;

  •
  "Perennial" refers to Perennial Fixed Interest and Perennial Growth Management;

  •
  "PFIC" refers to a passive foreign investment company for U.S. federal income tax purposes;

  •
  "record date" refers to [    •    ], 2017;

  •
  "required shareholder approvals" refers collectively to the Janus required stockholder approval and the Henderson required shareholder approvals;

  •
  "SDRT" refers to the U.K. stamp duty reserve tax;

  •
  "SEC" refers to the U.S. Securities and Exchange Commission;

  •
  "Securities Act" refers to the U.S. Securities Act of 1933, as amended;

  •
  "SFC" refers to the Securities and Futures Commission of Hong Kong;

  •
  "SFO" refers to the Securities and Futures Ordinance of Hong Kong;

  •
  "SICAV" refers to société d'investissement à capital variable (investment company with variable capital), an open-ended collective investment scheme in which the amount of capital in the fund varies according to the number of investors;

  •
  "Skadden" refers to Skadden, Arps, Slate, Meagher & Flom LLP and affiliates;

  •
  "share consolidation" refers to the share consolidation of Henderson ordinary shares at a ratio of one new Janus Henderson ordinary share (or CDI) for every 10 Henderson ordinary shares (or CDIs, as applicable) outstanding, to be implemented effective upon the closing of the merger;

  •
  "share consolidation effective time" refers to the time immediately prior to the effective time of the merger when the Janus Henderson Amended Memorandum implementing the share consolidation will become effective;

  •
  "STI" refers to the Short-Term Incentive Plan of Henderson;

  •
  "THRE" refers to TH Real Estate;

  •
  "U.K." refers to the United Kingdom of Great Britain and Northern Ireland;

  •
  "U.K. Code" refers to the U.K. Corporate Governance Code issued by the Financial Reporting Council in April 2016;

  •
  "U.K. Pension Scheme" refers to the Henderson Group Pension Scheme;

  •
  "UCITS" refers to the Undertakings for Collective Investment in Transferable Securities Directive;

  •
  "UKLA" refers to the Financial Conduct Authority acting in its capacity as the authority for listing in the U.K.;

  •
  "U.S." refers to the United States of America;

  •
  "U.S. GAAP" refers to the U.S. Generally Accepted Accounting Principles;

  •
  "VAT" refers to value added tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) and any other tax of a similar nature whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax, or imposed elsewhere;

  •
  "VIEs" refers to variable interest entities;

  •
  "VREs" refers to voting rights entities;

  •
  "voting agreement" refers to the Voting and Support Agreement, dated October 3, 2016, by and among Janus, Henderson and Dai-ichi; and

  •
  "we", "our" and "us" refer to Janus.

CURRENCIES

        In this proxy statement/prospectus, unless otherwise specified or the context otherwise requires:

  •
  "£", "GBP", and "pound sterling" each refer to the lawful currency of the United Kingdom of Great Britain and Northern Ireland; and

  •
  "$", "USD" and "U.S. dollar" each refer to the U.S. dollar.

 REFERENCE TO ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates important business and financial information about Janus from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Janus at the following addresses and telephone numbers:

JANUS CAPITAL GROUP INC.
151 Detroit Street
Denver, Colorado 80206
+1 (303) 333-3963
Attention: Investor Relations

        Investors may also consult Janus's website for more information concerning the merger described in this proxy statement/prospectus. Janus's website is www.janus.com. Information included on the Janus website is not incorporated by reference into this proxy statement/prospectus.

        If you would like to request any documents, please do so by [    •    ], 2017 in order to receive them before the Janus special meeting.

        For more information, see "Where You Can Find More Information" beginning on page [    •    ].

QUESTIONS AND ANSWERS

        The following are some questions that you, as a stockholder of Janus, may have regarding the merger and the other matters being considered at the Janus special meeting, as well as the answers to those questions. Janus urges you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the Janus special meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page [    •    ].

        Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the share consolidation described in the section entitled "The Merger—Share Consolidation", beginning on page [    •    ] of this proxy statement/prospectus.

About the Merger

Q:
What is the proposed transaction on which I am being asked to vote?

A:
Janus and Henderson have agreed to the strategic combination of Janus and Henderson under the terms of the merger agreement that is described in this proxy statement/prospectus. Subject to the terms and conditions of the merger agreement, Merger Sub, a Delaware corporation and a direct and wholly owned subsidiary of Henderson, will be merged with and into Janus, with Janus surviving as a direct and wholly owned subsidiary of Henderson, which we refer to as the merger.

As a result of the merger, each issued and outstanding share of Janus common stock, par value $0.01, will be converted into the right to receive 4.7190 Henderson ordinary shares, par value £0.125, plus cash in lieu of any fractional shares based on then prevailing market prices, subject to the following adjustments. Effective immediately prior to the closing of the merger, subject to approval by the Henderson shareholders at the Henderson shareholder meeting, Henderson will implement the share consolidation at a ratio of one Janus Henderson ordinary share (or CDI, as applicable) for every 10 Henderson ordinary shares (or CDIs, as applicable) outstanding (so that at closing of the merger each Janus stockholder will receive 0.4719 Janus Henderson ordinary shares for each share of Janus common stock). In addition, subject to approval by the Henderson shareholders at the Henderson shareholder meeting, effective upon [the date of the Henderson shareholder meeting], the par value of Henderson ordinary shares will be redenominated from pounds sterling into U.S. dollars. Following the redenomination, subject to approval by the Henderson shareholders at the Henderson shareholder meeting, upon completion of certain registration procedures with the Jersey Registrar of Companies, the par value of Henderson ordinary shares will be reduced to ensure that the par value is a round number.

Upon closing of the merger, Henderson will be the parent holding company for the combined group and will be renamed Janus Henderson Group plc, which we refer to as Janus Henderson or the combined company. Upon closing of the merger: (i) shares of Janus common stock will be delisted from the New York Stock Exchange, which we refer to as the NYSE, and shares of Janus common stock will be deregistered under the Exchange Act; and (ii) subject to the Henderson LSE de-listing approval being obtained, Henderson ordinary shares will be delisted from the London Stock Exchange, which we refer to as the LSE. Upon the closing, Janus Henderson ordinary shares will be listed for trading on the NYSE and CHESS Depositary Interests, which we refer to as the CDIs, each representing a beneficial interest in one Janus Henderson ordinary share, will continue to be quoted and traded on the financial market operated by ASX.

Q:
Why is stockholder approval necessary and who is entitled to vote?

A:
This proxy statement/prospectus serves as the proxy statement through which Janus will solicit proxies to obtain the necessary stockholder approvals for the merger. It also serves as the prospectus by which Henderson will issue its ordinary shares as consideration in the merger.

Janus is holding a special meeting of stockholders, which we refer to as the Janus special meeting, in order to obtain the stockholder approval necessary to adopt the merger agreement. Janus stockholders will also be asked to approve the adjournment of the Janus special meeting (if necessary or appropriate to solicit additional proxies if there are not sufficient votes to approve the Janus stockholder proposals) and to approve, by non-binding advisory vote, the compensation arrangements for Janus's named executive officers in connection with the merger, which compensation is summarized in the table in the section entitled "The Merger—Merger Related Compensation" beginning on page [    •    ].

We will be unable to complete the merger unless, among other things, the Janus stockholders vote to adopt the merger agreement and the Henderson shareholders approve the merger, the Henderson share issuance proposal, the Henderson name change proposal, the Henderson amended articles proposal, the Henderson LSE de-listing proposal and the Henderson permitted dividend proposal.

You are receiving this proxy statement/prospectus because you were a holder of record of Janus common stock as of the close of business on [    •    ], 2017, the record date for the Janus special meeting, which we refer to as the record date.

This proxy statement/prospectus contains important information about the merger, the merger agreement (which is summarized below in the section entitled "The Merger—Description of the Merger Agreement" and a copy of which is attached as Annex A), the amended Memorandum of Association of Janus Henderson, which we refer to as the Janus Henderson Amended Memorandum, and the amended Articles of Association of Janus Henderson, which we refer to as the Janus Henderson Amended Articles (which are summarized below in the section entitled "Description of Janus Henderson Ordinary Shares and Janus Henderson Amended Articles of Association" and forms of which are attached as Annex B), and the Janus special meeting. You should read this information carefully and in its entirety.

The enclosed voting materials also allow you to vote your shares of Janus common stock without attending the Janus special meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q:
What will Janus stockholders receive in the merger?

A:
If the merger is completed, pursuant to the merger agreement, Janus stockholders will be entitled to receive 4.7190, which we refer to as the exchange ratio, Henderson ordinary shares for each share of Janus common stock they hold at the effective time, which we refer to as the merger consideration. Effective immediately prior to the closing of the merger, subject to approval by the Henderson shareholders at the Henderson shareholder meeting, Henderson will implement the share consolidation at a ratio of one Janus Henderson ordinary share (or CDI, as applicable) for every 10 Henderson ordinary shares (or CDIs, as applicable) outstanding (so that at closing of the merger each Janus stockholder will receive 0.4719 Janus Henderson ordinary shares for each share of Janus common stock). Janus stockholders will not receive any fractional Henderson ordinary shares in the merger. Instead, Janus stockholders will receive cash in lieu of any fractional Henderson ordinary shares, that they would otherwise have been entitled to receive, based on then prevailing market prices.

Q:
What will Henderson shareholders receive in the merger?

A:
If the merger is completed, Henderson shareholders will continue to hold their Janus Henderson ordinary shares or CDIs, as applicable, and will not receive any consideration in the merger.

Q:
What equity stake will former Janus stockholders and former Henderson shareholders hold in Janus Henderson?

A:
Under the merger agreement and pursuant to the exchange ratio, based on Henderson's and Janus's respective fully diluted shares as of the signing date, it is expected that Henderson shareholders and Janus stockholders will own approximately 57% and 43%, respectively, of the combined company's ordinary shares immediately following the effective time.

Q:
How do I calculate the value of the merger consideration?

A:
On September 30, 2016, the last trading day prior to the public announcement of the merger, for Henderson ordinary shares, the closing price on the LSE was 232.00 pence per share and, for shares of Janus common stock, the closing price on the NYSE was $14.01 per share. On September 30, 2016, the exchange rate for pounds sterling was $1.2972 per pound sterling as reported from Bloomberg. The implied value of the merger consideration payable in respect of each share of Janus common stock was 1,094.81 pence, or $14.20 in dollar equivalent. The total merger consideration as of the date immediately prior to the public announcement of the merger, based on 179,762,821 diluted shares of Janus common stock, was $2,552,964,512.

On December 31, 2016, for Henderson ordinary shares, the closing price on the LSE was 235.60 pence per share and, for shares of Janus common stock, the closing price on the NYSE was $13.27 per share. On December 31, 2016, the exchange rate for pounds sterling was $1.2340 per pound sterling as reported from Bloomberg. The implied value of the merger consideration payable in respect of each share of Janus common stock was 1,111.80 pence, or $13.72 in dollar equivalent. The total merger consideration as of December 31, 2016, based on 179,955,042 diluted shares of Janus common stock, was $2,468,905,362.

On [    •    ], 2017, the latest practicable date before the date of this proxy statement/prospectus, for Henderson ordinary shares, the closing price on the LSE was £[    •    ] per share and, for shares of Janus common stock, the closing price on the NYSE was $[    •    ] per share. On [    •    ], 2017, the exchange rate for pounds sterling was $[    •    ] per pound sterling as reported from Bloomberg. The implied value of the merger consideration payable in respect of each share of Janus common stock was [    •    ] pence, or $[    •    ] in dollar equivalent. The total merger consideration as of [    •    ], 2017, based on [    •    ] diluted shares of Janus common stock, was $[    •    ].

We urge you to obtain current market quotations and currency exchange rates before voting your shares of Janus common stock.

The merger agreement does not contain any provision that would adjust the exchange ratio based on fluctuations in the market value of either the Janus common stock or Henderson ordinary shares or currency exchange rates between the signing date and the effective time. Because of this, the implied value of consideration to the Janus stockholders may fluctuate between now and closing of the merger. The value of the consideration to Janus stockholders will depend on the market value of Henderson ordinary shares at the time the merger is completed and on currency exchange rates. However, the merger agreement provides that the merger consideration will be adjusted appropriately to reflect the effect of any stock/share split, reverse stock split, share consolidation (including the share consolidation), share subdivision, share bonus issue or stock/share dividend (including any dividend or distribution of securities convertible into the Henderson ordinary shares or Janus common stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Henderson ordinary shares or shares of Janus common stock issued and outstanding after October 3, 2016 and prior to the effective time.

Q:
What do I need to do now to receive the merger consideration?

A:
After the merger is completed, Janus stockholders will each receive from the exchange agent instructions on how to surrender their book-entry shares in exchange for the merger consideration.

Q:
After the merger, where can I trade my Janus Henderson ordinary shares?

A:
It is a condition to the closing of the merger that the Janus Henderson ordinary shares will be approved for listing on the NYSE. At and as of the closing of the merger, it is expected that the Janus Henderson ordinary shares will be traded on the NYSE under the ticker symbol "JHG".

Subject to the Henderson LSE de-listing approval being obtained, Janus Henderson ordinary shares will not be traded on the LSE following the closing of the merger, but interests in Janus Henderson ordinary shares will continue to be quoted and traded on the financial market operated by ASX in the form of CDIs under the new ticker symbol "JHG".

Q:
Will I still be paid dividends prior to the merger?

A:
Under the merger agreement, Janus may declare and pay quarterly cash dividends of up to $0.11 per share of Janus common stock for the third and fourth quarter of 2016 to the Janus stockholders.

Q:
Will I still be paid dividends after the merger?

A:
Janus Henderson is expected to continue to follow a progressive dividend policy, increasing the dividend broadly in-line with adjusted net income growth over the medium term and with a pay-out ratio consistent with Henderson's existing practice. Following the closing of the merger, it is intended that Janus Henderson will declare dividends on a quarterly basis beginning with the second quarter of 2017.

However, the amount of dividends, if any, that are declared or paid to Janus Henderson shareholders in periods after closing of the merger cannot yet be determined and will depend on a number of factors. The Janus Henderson board will have sole discretion to determine whether any interim dividends will be declared, the amount of any such interim dividend, the amount of any final dividend recommended to its shareholders (which may be paid subject to the approval of Janus Henderson shareholders by way of an ordinary resolution) and when any dividend will be paid. We expect that such determination would be based on a number of considerations, including, but not limited to, Janus Henderson's results of operations, capital management plans, the market price of Janus Henderson ordinary shares, the combined company's access to capital markets, as well as legal requirements, industry practice and other factors deemed relevant by the Janus Henderson board. There can be no assurance that Janus Henderson shareholders will receive or be entitled to dividends commensurate with the historical dividends of Janus or Henderson. For a further discussion of the risks related to the payment of dividends after the merger, see "Risk Factors—Risks Related to the Merger" beginning on page [    •    ].

Q:
Who will serve as the directors and senior officers of the combined company?

A:
Under the terms of the merger agreement, at the effective time, the Janus Henderson board will consist initially of 12 directors. Six of the 12 directors will be persons designated by the existing Henderson board from the directors of Henderson serving prior to the effective time, one of whom will be Andrew J. Formica, the current Chief Executive of Henderson, and one of whom will be Richard D. Gillingwater, the current Chairman of Henderson, who will serve as Chairman of the Janus Henderson board. Six of the 12 directors will be persons designated by the existing Janus board, one of whom will be Richard M. Weil, the current Chief Executive Officer of Janus, one of whom will be Glenn S. Schafer, the current Chairman of Janus, who will serve as Deputy Chairman of the Janus Henderson board and one of whom, for so long as Dai-ichi is entitled to nominate a director to the Janus Henderson board pursuant to the terms of the amended investment and cooperation agreement, will be a representative appointed by Dai-ichi, whom we refer to as the Dai-ichi Representative. Not less than four directors designated by each of Henderson and Janus will be "independent" in accordance with the standards of the NYSE and the Corporate Governance Principles and Recommendations issued by the ASX Corporate Governance Council in March 2014, which we refer to as the ASX Principles.

  Under the terms of the merger agreement, at the effective time, Andrew J. Formica and Richard M. Weil each will become co-Chief Executive Officer of Janus Henderson. Also at the effective time, the individuals set forth below will become executive officers of Janus Henderson, serving in the respective offices set forth beside each individual's name below. The executive officers, together with the co-Chief Executive Officers, will constitute the executive committee of Janus Henderson.

  •
  Enrique Chang, Global Chief Investment Officer

  •
  Phil Wagstaff, Global Head of Distribution

  •
  Bruce Koepfgen, Head of North America

  •
  Rob Adams, Head of Asia Pacific

  •
  Jennifer McPeek, Chief Operating and Strategy Officer

  •
  Roger Thompson, Chief Financial Officer

  •
  David Kowalski, Chief Risk Officer

  •
  Jacqui Irvine, Group General Counsel and Company Secretary

Q:
Who is the exchange agent for the merger?

A:
[    •    ], is the exchange agent.

Q:
When do you expect the merger to be completed?

A:
Janus and Henderson intend to complete the merger as soon as reasonably practicable and are currently anticipating closing of the merger during the second quarter of 2017. However, the merger is subject to certain conditions, and it is possible that the merger will be completed at a later time, or not at all. For additional information on the regulatory approvals and clearances required to complete the merger, see the section entitled "The Merger—Regulatory Approvals" beginning on page [    •    ]. For additional information on the conditions to closing of the merger, see the section entitled "The Merger—Description of the Merger Agreement—Conditions to Closing of the Merger" beginning on page [    •    ].

Q:
What effects will the merger have on Janus and Henderson?

A:
Upon closing of the merger, Janus will cease to have its common stock traded publicly. Merger Sub will merge with and into Janus, with Janus surviving the merger as a direct and wholly owned subsidiary of Henderson. Following closing of the merger, the registration of the Janus common stock and the reporting obligations of Janus with respect to its common stock under the Exchange

  Act will be terminated. In addition, upon closing of the merger, shares of Janus common stock will no longer be listed on the NYSE or any other stock exchange or quotation system. Although current Janus stockholders will no longer be stockholders of Janus, they will have an indirect interest in Janus through their ownership of Janus Henderson ordinary shares. Subject to the Henderson LSE de-listing approval being obtained, upon closing of the merger, Henderson ordinary shares will be delisted from the LSE and the Janus Henderson ordinary shares will be listed on the NYSE. In addition, the Janus Henderson CDIs will continue to be quoted and traded on the financial market operated by ASX.

Q:
What are the conditions to the closing of the merger?

A:
In addition to the adoption of the merger agreement by the Janus stockholders, the closing of the merger is subject to the satisfaction or waiver of a number of other conditions, including:

•
the approval of (i) the merger by the affirmative vote of a majority of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (ii) the Henderson share issuance proposal by the affirmative vote of a majority of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (iii) the Henderson amended articles proposal by the affirmative vote of two-thirds of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (iv) the Henderson name change proposal by the affirmative vote of two-thirds of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (v) the Henderson permitted dividend proposal by the affirmative vote of a majority of the Henderson shareholders voting (in person or represented by proxy) at the Henderson annual general shareholder meeting and (vi) the Henderson LSE de-listing proposal by the affirmative vote of three-fourths of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting (resolutions relating to items (i) to (iv) (inclusive) and item (vi) above, and the approval of the share consolidation at the Henderson shareholder meeting are inter-conditional, which means that for any of them to take effect, they must all be passed);

•
if the Henderson shareholder de-listing approval is not obtained and the relevant condition is waived by Henderson and Janus, the re-admission of all of the Henderson ordinary shares to listing on the FCA's Official List, which we refer to as the Official List, and to trading on the LSE's main market for listed securities;

•
the receipt of certain regulatory approvals and clearances, including (i) the termination or expiration of any applicable waiting period under the HSR Act, (ii) approval from the Financial Industry Regulatory Authority, Inc., which we refer to as FINRA, pursuant to NASD Rule 1017 in connection with the merger, (iii) the required approval from the FCA, pursuant to Section 189(4)(a) of the Financial Services and Markets Act 2000, which we refer to as FSMA, (iv) the approval by the Jersey Financial Services Commission, which we refer to as the JFSC, of this proxy statement/prospectus, the registration statement of which this proxy statement/prospectus forms a part and any other relevant document deemed to be a prospectus pursuant to the Jersey Companies Law, and the issue by the JFSC of any consent required pursuant to the Control of Borrowing (Jersey) Order 1958 for Henderson to lawfully assume the Janus awards and plans, and (iv) consents, non-objections and/or approvals from the applicable governmental authorities in Canada, Hong Kong, Ireland, Singapore, Australia, Switzerland, and, if applicable, India and Jersey and certain other non-U.S. jurisdictions, as well as obtaining approvals, consents and/or non-objections from the applicable governmental authorities in Jersey, Switzerland and, if applicable, Ireland necessary in connection with the transactions contemplated by the Dai-ichi agreements;

  •
  approval by the boards of trustees and shareholders of Janus-advised U.S. mutual funds of new investment advisory agreements with Janus to take effect at the closing of the merger representing at least 67.5% of the assets under management of those funds as of September 30, 2016;

  •
  the absence of certain governmental restraints or prohibitions preventing the consummation of the merger;

  •
  the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of any stop order or proceeding seeking a stop order; and

  •
  the approval for listing by the NYSE of the Henderson ordinary shares to be issued in connection with the merger, subject to official notice of issuance.

  For additional information on the regulatory approvals and clearances required to complete the merger, see the section entitled "The Merger—Regulatory Approvals" beginning on page [    •    ]. For additional information on the conditions to closing of the merger, see the section entitled "The Merger—Description of the Merger Agreement—Conditions to Closing of the Merger" beginning on page [    •    ].

Q:
What will happen to outstanding Janus equity awards in the merger?

A:
The merger agreement generally provides for the conversion of Janus Options, Janus RSU Awards, Janus PSU Awards and Janus Restricted Share Awards into corresponding awards for a number of Janus Henderson ordinary shares, determined by multiplying the number of shares of Janus common stock subject to each Janus award by the exchange ratio (subject to adjustment to account for the share consolidation). The exercise price of the Janus Options following the conversion will be determined by dividing the per-share exercise price of the Janus Options by the exchange ratio, as adjusted to give effect to the share consolidation. The converted Janus equity awards will generally be subject to the same terms and conditions as the original Janus equity awards. For additional information on the treatment of Janus equity awards, see the section entitled "The Merger—Description of the Merger Agreement—Merger Consideration" beginning on page [    •    ].

Q:
What will happen to the Janus Employee Stock Purchase Plan in the merger?

A:
The merger agreement generally provides that each outstanding award under Janus's Employee Stock Purchase Plan, which we refer to as the Janus ESPP, will be converted at the effective time into corresponding awards for a number of Janus Henderson ordinary shares on the same basis as the Janus Options, provided that Janus and Henderson will cooperate prior to the effective time to determine whether different treatment of the Janus ESPP is appropriate, which treatment may include termination of the Janus ESPP at the effective time of the merger. For additional information on the treatment of Janus equity awards, see the section entitled "The Merger—Description of the Merger Agreement—Merger Consideration" beginning on page [    •    ].

Q:
Are there any risks relating to the merger, Janus's business or the combined business that I should consider?

A:
Yes. There are risks associated with all mergers. These risks are discussed in more detail in the section entitled "Risk Factors" beginning on page [    •    ] and you should also refer to the section entitled "Cautionary Statement Regarding Forward-Looking Statements" beginning on page [    •    ].

Q:
Are Janus stockholders entitled to appraisal rights?

A:
No. Under the General Corporation Law of the State of Delaware, which we refer to as the DGCL, no appraisal rights are available to Janus stockholders in connection with the merger.

Q:
Will Janus still have an annual stockholders' meeting in 2017?

A:
Janus does not expect to hold an annual stockholders' meeting in 2017 while the merger is pending, and it currently plans to delay its 2017 annual stockholders' meeting and only hold an annual meeting in 2017 if the merger is terminated.

Q:
What are the U.S. federal income tax consequences of the merger to U.S. holders of shares of Janus common stock?

A:
The parties intend the merger to be treated as a tax-free reorganization under section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. In addition, provided that the fair market value of Henderson, at the time of the merger, equals or exceeds the fair market value of Janus, as specially determined for purposes of section 367 of the Code, the parties intend that the merger should not be subject to section 367(a)(1) of the Code.

Assuming that the merger is so treated, if you are a U.S. holder of Janus common stock and you exchange all of your Janus common stock for Henderson ordinary shares in the merger, you should not recognize any gain or loss with respect to your Janus common stock, except to the extent of any cash you may receive in lieu of a fractional share.

If section 367(a)(1) of the Code were to apply to the merger, however, which cannot be determined definitively until the closing of the merger, a U.S. holder of Janus common stock would recognize gain (but not loss) in an amount equal to the excess, if any, of the fair market value, as of the closing date of the merger, of Henderson ordinary shares received in the merger plus cash received in lieu of fractional shares, over such U.S. holder's basis in the shares of Janus common stock surrendered by the U.S. holder in the merger. Any gain so recognized would generally be long-term capital gain if the U.S. holder had held the Janus common stock for more than one year at the time the merger is completed. See "Risk Factors—Risks Relating to Taxes—The merger may fail to qualify as a reorganization within the meaning of section 368(a) of the Code or may be subject to section 367(a)(1) of the Code, potentially causing U.S. holders of Janus common stock to recognize taxable gain" beginning on page [    •    ].

Janus has requested that Skadden render its opinion to Janus, which will be dated the closing date of the merger and be based on certain facts, representations, covenants, and assumptions, that the merger should be treated as a tax-free reorganization under section 368(a) of the Code and that section 367(a)(1) should not apply to the merger. The obligation of Janus and Henderson to consummate the merger, however, is not conditioned upon the receipt of such opinion from Skadden or any other counsel, nor have the parties applied for a ruling from the U.S. Internal Revenue Service, which we refer to as the IRS.

For a more complete description of the U.S. federal income tax consequences of the merger, please see the section entitled "The Merger—U.S., U.K. and Jersey Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders" beginning on page [    •    ].

Q:
What are the U.S. federal income tax consequences of the merger to U.S. holders of Henderson ordinary shares?

A:
So long as section 7874 of the Code is not applicable to the merger, there are no U.S. federal income tax consequences of the merger to U.S. holders of Henderson ordinary shares unless they also hold Janus common stock. If section 7874 of the Code were to apply, there would be an indirect impact on Henderson shareholders because Janus Henderson could be treated as a U.S. corporation and therefore could be liable for substantial U.S. federal income tax on its operations and income following the merger. In addition, non-U.S. shareholders could be subject to U.S. withholding tax on the gross amount of any dividends paid by Janus Henderson to such shareholders. Finally, the ability to use tax attributes to offset certain income may be limited.

  Based on currently available data, the parties do not expect section 7874 to apply to the merger, although this conclusion cannot be made definitively until the closing of the merger.

  For a more complete description of section 7874 and the U.S. federal income tax consequences of the merger for U.S. holders of Henderson ordinary shares, please see the sections entitled "Risk Factors—Risks Relating to Taxes—The IRS may not agree with the conclusion that Janus Henderson is to be treated as a foreign corporation for U.S. federal income tax purposes following the merger or may assert that Janus Henderson is subject to certain adverse consequences for U.S. federal income tax purposes following the merger" beginning on page [    •    ] and "The Merger—U.S., U.K. and Jersey Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders" beginning on page [    •    ].

About the Special Meeting

Q:
When and where will the Janus special meeting be held?

A:
The Janus special meeting will be held at [JW Marriott Hotel, 150 Clayton Lane, Denver, Colorado] on [    •    ], 2017, [10:00 a.m.] (local time).

Q:
Who is entitled to vote at the Janus special meeting?

A:
Only holders of record of Janus common stock at the close of business on [    •    ], 2017, the record date for voting at the Janus special meeting, are entitled to vote at the Janus special meeting.

Q:
How can I attend the Janus special meeting?

A:
All stockholders will need proof of ownership of shares in Janus, and may be asked to present a form of personal photo identification, in order to be admitted to the Janus special meeting. In addition, if your shares are held in the name of your broker, bank, or other nominee and you wish to attend the Janus special meeting, you must bring an account statement or letter from the broker, bank, or other nominee indicating that you were the owner of the shares on the record date.

Q:
What proposals will be considered at the Janus special meeting?

A:
At the Janus special meeting, Janus stockholders will be asked to consider and vote on (i) a proposal to adopt the merger agreement, which we refer to as the Janus merger proposal, (ii) a non-binding, advisory proposal to approve the compensation that may become payable to Janus's named executive officers in connection with the consummation of the merger, which we refer to as the Janus compensation proposal, and (iii) a proposal to adjourn the Janus special meeting, if necessary or appropriate, to obtain additional proxies if there are not sufficient votes to approve the Janus merger proposal, which we refer to as the Janus adjournment proposal. Janus will transact no other business at its special meeting except such business as may properly be brought before the Janus special meeting or any adjournment or postponement thereof.

Q:
How does the Janus board recommend that I vote?

A:
The Janus board unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and fair to and in the best interests of Janus and its stockholders.

The Janus board unanimously recommends that the Janus stockholders vote:

•
"FOR" the Janus merger proposal;

•
"FOR" the Janus compensation proposal; and

•
"FOR" the Janus adjournment proposal.

Q:
How do I vote?

A:
If you are a holder of record of Janus common stock as of the close of business on the record date for the Janus special meeting, you may vote in person by attending the applicable special meeting or, to ensure your shares are represented at the applicable meeting, you may vote by:

•
accessing the Internet website specified on your proxy card;

•
calling the toll-free number specified on your proxy card; or

•
marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

If your shares are held in street name, through a broker, bank, trustee or other nominee, please follow the instructions on a voting instruction card furnished by the record holder.

Q:
How do I vote shares of Janus common stock I hold through the Employee Stock Ownership Plan and/or the Kansas City Southern 401(k) Plan?

A:
Each participant in the Employee Stock Ownership Plan of Janus, which we refer to as the Janus ESOP, and the Kansas City Southern 401(k) Plan, which we refer to as the KCS 401(k) Plan, may instruct the respective trustees of these plans on how to vote the shares of Janus common stock held on behalf of the participant under such plans. The trustee of each plan must receive your voting instructions for the common stock allocated to your Janus ESOP or KCS 401(k) Plan account before [    •    ], 2017. If the trustee for the Janus ESOP or the KCS 401(k) Plan does not receive your voting instructions before [    •    ], 2017, it will vote those shares, subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, in the same proportion as the voting instructions that it receives from other Janus ESOP or KCS 401(k) Plan account holders (as applicable).

Q:
If I am a Janus stockholder and my shares are represented by physical stock certificates, should I send in my stock certificates now?

A:
No. After the merger is completed, you will receive a transmittal form with instructions for the surrender of your Janus stock certificates. Please do not send in your stock certificates with your proxy card.

Q:
What is a "broker non-vote"?

A:
Under NYSE rules, banks, brokers and other nominees may use their discretion to vote "uninstructed" shares (i.e., shares held of record by banks, brokerage firms or other nominees but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. "Non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation) and certain corporate governance proposals, even if management-supported. A "broker non-vote" occurs on an item when (i) a broker, nominee or intermediary has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the broker, nominee or intermediary with such instructions. Because none of the proposals to be voted on at the Janus special meeting are routine matters for which brokers may have discretionary authority to vote, Janus does not expect there to be any broker non-votes at the Janus special meeting.

Q:
What vote is required to approve each Janus proposal?

A:
Proposal to Adopt the Merger Agreement by Janus Stockholders.    Approving the Janus merger proposal requires the affirmative vote of a majority of the outstanding shares of Janus common stock entitled to vote on the Janus merger proposal. Accordingly, a Janus stockholder's failure to submit a proxy card or to vote in person at the Janus special meeting, an abstention from voting, or a broker non-vote will have the same effect as a vote "AGAINST" the proposal to adopt the merger agreement.

Proposal Regarding Certain Merger-Related Executive Compensation Arrangements.    In accordance with Section 14A of the Exchange Act, Janus is providing stockholders with the opportunity to approve, by non-binding advisory vote, compensation payments for Janus's named executive officers in connection with the merger. Approving the Janus compensation proposal, on a non-binding advisory basis, requires the affirmative vote of a majority of Janus stockholders present, in person or represented by proxy, and entitled to vote at the Janus special meeting. Accordingly, abstentions of Janus stockholders present (in person or represented by proxy) at the Janus special meeting will have the same effect as a vote "AGAINST" the Janus compensation proposal. A Janus stockholder's failure to submit a proxy card will have no effect on the Janus compensation proposal. A Janus stockholder who attends the Janus special meeting but does not vote will have the same effect as a vote "AGAINST" the Janus compensation proposal.

Proposal to Adjourn the Janus special meeting by Janus stockholders.    Approving the Janus adjournment proposal (if necessary or appropriate to obtain additional proxies if there are not sufficient votes to adopt the merger agreement) requires the affirmative vote of a majority of Janus stockholders present, in person or represented by proxy, and entitled to vote at the Janus special meeting. Accordingly, abstentions of Janus stockholders present (in person or represented by proxy) at the Janus special meeting will have the same effect as a vote "AGAINST" the Janus compensation proposal.

Q:
How many votes do I have?

A:
You are entitled to cast one vote for each share of Janus common stock that you owned as of the close of business on the record date for the Janus special meeting. As of the close of business on [    •    ], 2017, there were [    •    ] shares of Janus common stock issued and outstanding entitled to vote at the Janus special meeting.

Q:
Do the Janus stockholders have to vote on the Janus merger proposal at the Janus special meeting if the Janus board has changed its recommendation of the Janus merger proposal?

A:
Yes. Unless the merger agreement is terminated before the Janus special meeting, Janus will notify the Janus stockholders before the Janus special meeting if the Janus board has changed its recommendation with respect to the adoption of the merger agreement, and the Janus stockholders will be asked to vote on such adoption even if the Janus board has so changed its recommendation.

Q:
What will happen if I am present at the Janus special meeting, in person or by proxy, and I fail to vote or I abstain from voting?

A:
Proposal to Adopt the Merger Agreement by Janus stockholders.    If you are a Janus stockholder and fail to vote, fail to instruct a broker or other nominee to vote, or abstain, it will have the same effect as a vote "AGAINST" the Janus merger proposal.

Proposal Regarding Certain Merger-Related Executive Compensation Arrangements.    If you are a Janus stockholder present at the Janus special meeting (in person or represented by proxy) and fail to vote or abstain, it will have the same effect as a vote "AGAINST" the Janus compensation proposal.

Proposal to Adjourn the Janus special meeting by Janus stockholders.    If you are a Janus stockholder present at the Janus special meeting (in person or represented by proxy) and fail to vote or abstain, it will have the same effect as a vote "AGAINST" the Janus adjournment proposal.

Q:
What constitutes a quorum?

A:
A quorum of stockholders is necessary to transact business at the Janus special meeting. A quorum exists if the holders of at least a majority of the shares of Janus common stock entitled to vote are present either in person or represented by proxy at the meeting. Abstentions and broker non-votes will be counted in determining whether a quorum exists. Because none of the proposals to be voted on at the Janus special meeting are routine matters for which brokers may have discretionary authority to vote, Janus does not expect any broker non-votes at the Janus special meeting.

Q:
If my shares are held in "street name" by my broker, will my broker automatically vote my shares for me?

A:
No. If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee, that is, in "street name", your broker, bank, trust company or other nominee cannot vote your shares on "non-routine" matters without instructions from you. You should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions provided by your broker, bank, trust company or other nominee to you. Please check the voting form used by your broker, bank, trust company or other nominee.

If you are a Janus stockholder and you do not provide your broker, bank, trust company or other nominee with instructions and your broker, bank, trust company or other nominee submits an unvoted proxy, your shares of Janus common stock will be counted for purposes of determining a quorum at the Janus special meeting, but will not be voted on any proposal on which your broker, bank, trust company or other nominee does not have discretionary authority.

Q:
What will happen if I return my proxy card without indicating how to vote?

A:
If you are a registered holder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the Janus board.

Please note that you may not vote shares held in street name by returning a proxy card directly to Janus, or by voting in person at the Janus special meeting unless you provide a "legal proxy", which you must obtain from your broker, bank, trust company or other nominee.

  If you are a Janus stockholder and you do not instruct your broker on how to vote your shares of Janus common stock, your broker may not vote your shares of Janus common stock, which will have the same effect as a vote "AGAINST" the Janus merger proposal but will have no effect on the Janus compensation proposal or the Janus adjournment proposal, assuming a quorum is present. However, because none of the proposals to be voted on at the Janus special meeting are routine matters for which brokers may have discretionary authority to vote, Janus does not expect any broker non-votes at the Janus special meeting.

Q:
Can I change my vote after I have returned a proxy or voting instruction card?

A:
Yes. You can change your vote or revoke your proxy at any time before it is exercised at the Janus special meeting by doing any of the following:

•
Deliver a written notice of revocation to the General Counsel and Secretary, Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206 by 5:00 p.m. Denver time on [    •    ], 2017.

•
Complete, sign, and timely submit a new proxy card with a later date.

•
Timely submit a proxy with new voting instructions using the telephone or Internet voting system.

•
Vote in person at the Janus special meeting.

Your attendance at the special meeting in and of itself will not revoke any proxy.

Q:
Are any Janus stockholders already committed to vote in favor of any of the special meeting proposals?

A:
Under a voting and support agreement with Dai-ichi and Henderson, which we call the "voting agreement," Dai-ichi has agreed to vote all of its shares of Janus common stock in favor of the Janus merger proposal and have granted to Henderson a proxy to vote its shares in favor of the Janus merger proposal. As of the record date, Dai-ichi beneficially owned (with sole or shared voting power) [    •    ] shares, or [    •    ]%, of the Janus common stock outstanding and entitled to vote at the special meeting. For more information, see "Dai-ichi Agreements" beginning on page [    •    ].

Q:
What happens if I transfer my Janus common stock before the Janus special meeting?

A:
The record date for the Janus special meeting is earlier than both the date of the Janus special meeting and the date that the merger is expected to be completed. If you transfer your shares of Janus common stock after the record date but before the Janus special meeting, you will retain your right to vote at the Janus special meeting. However, in order to receive the merger consideration you must hold your shares of Janus common stock through the closing of the merger.

Q:
Who is the inspector of election?

A:
The Janus board has appointed a representative of [    •    ], to act as the inspector of election at the Janus special meeting.

Q:
Where can I find the voting results of the Janus special meeting?

A:
The preliminary voting results are expected to be announced at the Janus special meeting. In addition, within four business days following certification of the final voting results, Janus intends to furnish on Form 8-K the final voting results of its special meeting with the SEC.

Q:
What will happen if the Janus merger proposal to be considered at the Janus special meeting is not approved?

A:
As a condition to the closing of the merger, Janus stockholders must approve the Janus merger proposal. Closing of the merger is not conditioned or dependent on approval of any of the other proposals to be considered at the Janus special meeting. Under specified circumstances, Janus or Henderson may be required to pay to, or be entitled to receive from, the other party, a fee with respect to termination of the merger agreement, see "The Merger—Description of the Merger Agreement—Expenses and Termination Fees" beginning on page [    •    ].

Q:
Why are Janus stockholders being asked to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Janus's named executive officers in connection with the closing of the merger?

A:
The rules promulgated by the SEC under Section 14A of the Exchange Act require Janus to seek a non-binding, advisory vote with respect to certain compensation that may be paid or become payable to Janus's named executive officers in "Janus Proposal 2: The Janus Compensation Proposal" beginning on page [    •    ].

Q:
What will happen if Janus stockholders do not approve, on a non-binding advisory basis, the payments to Janus's named executive officers in connection with the closing of the merger?

A:
The votes on the Janus compensation proposal are votes separate and apart from the votes on the Janus merger proposal. Accordingly, Janus stockholders may vote in favor of the Janus merger proposal and not in favor of the Janus compensation proposal, or vice versa. Approval of the Janus compensation proposal is not a condition to consummation of the merger, and it is advisory in nature only, meaning it will not be binding on Janus.

Q:
What do I need to do now?

A:
Carefully read and consider the information contained in, and incorporated by reference into, this proxy statement/prospectus, including its annexes.

If you are a holder of record, in order for your shares to be represented at the Janus special meeting, you must:

•
attend the Janus special meeting in person;

•
vote through the Internet or by telephone by following the instructions included on your proxy card; or

•
indicate on the enclosed proxy card how you would like to vote, sign and return the proxy card in the accompanying pre-addressed postage paid envelope.

If you hold your shares in street name, in order for your shares to be represented at the Janus special meeting, you should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions provided to you by your broker, bank, trust company or other nominee.

Q:
Who can help answer my questions?

A:
Janus stockholders who have questions about the merger agreement, the merger or the other matters to be voted on at the Janus special meeting, who need assistance submitting their proxy or voting shares or who desire additional copies of this proxy statement/prospectus or additional proxy cards should contact:

[Contact info for Janus Proxy Solicitor]
[    •    ]
[    •    ]
Telephone: [    •    ]
Email: [    •    ]

SUMMARY

        This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all the information that is important to you. Henderson and Janus urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes and the other documents to which we refer you herein and documents incorporated by reference into this proxy statement/prospectus, as this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the Janus special meeting. See also the section entitled "Where You Can Find More Information" beginning on page [    •    ]. We have included page references to direct you to a more complete description of the topics presented in this summary.

        Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the share consolidation described in the section entitled "The Merger—Share Consolidation", beginning on page [    •    ] of this proxy statement/prospectus.

The Companies

Janus Capital Group Inc. (see page [    •    ])

Janus Capital Group Inc.
151 Detroit Street
Denver, CO 80206
United States of America
Telephone: +1 (303) 333-3963

        Janus Capital Group Inc., a Delaware corporation, provides investment management, administration, distribution and related services to financial advisors, individuals and institutional clients through mutual funds, separate accounts, other pooled investment vehicles, exchange-traded products and subadvised relationships (collectively referred to as "investment products") in both domestic and international markets. Over the last several years, Janus has expanded its business to become a more diversified manager with increased investment product offerings and distribution capabilities. Janus provides investment management competencies across a range of disciplines, including fundamental U.S. and global equities (growth and value), mathematical equities, fixed income and alternatives, through its subsidiaries, Janus Capital Management LLC, INTECH Investment Management LLC and Perkins Investment Management LLC. As of September 30, 2016, Janus's assets under management totaled $198.9 billion for mutual fund shareholders, clients and institutions around the globe.

        Shares of Janus common stock are listed on the NYSE under the symbol "JNS".

        Additional information about Janus and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page [    •    ].

Henderson Group plc (see page [    •    ])

Henderson Group plc
201 Bishopsgate
EC2M 3AE
United Kingdom
Telephone: +44 (0) 20 7818-1818

        Henderson Group plc, a company incorporated and registered in Jersey, Channel Islands, is an independent global asset manager, specializing in active investment across all major asset classes. It is a client-focused global business with over 1,000 employees worldwide, and assets under management of £100.9 billion as of September 30, 2016. Henderson has operations in the United Kingdom, which we refer to as the U.K., Continental Europe, North America, Latin America, Asia and Australia. Henderson focuses on active fund management by investment managers with unique individual perspectives, who are free to implement their own investment views, within a strong risk management framework.

        Henderson manages a broad range of actively managed investment products for institutional and retail investors across five capabilities: European Equities, Global Equities, Global Fixed Income, Multi-Asset, and Alternatives.

        Additional information about Henderson is included in the section entitled "Business of Henderson" beginning on page [    •    ].

Horizon Orbit Corp. (see page [    •    ])

Horizon Orbit Corp.
c/o [    •    ]
[    •    ]
[    •    ]

        Horizon Orbit Corp., which we refer to as Merger Sub, is a Delaware corporation directly and wholly owned by Henderson that was formed on September 23, 2016. To date, Merger Sub has not conducted any activities other than those incidental to its formation. Pursuant to the merger agreement, Merger Sub will be merged with and into Janus, with Janus surviving the merger as a direct and wholly owned subsidiary of Henderson.

The Merger and the Merger Agreement

        A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. Janus and Henderson encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see the section entitled "The Merger" beginning on page [    •    ].

Effects of the Merger (see page [    •    ])

        The organization of Janus and Henderson (simplified) before and after the merger is illustrated on this page and the following page:

Prior to the Merger

 The Merger

After the Merger

Merger Consideration (see page [    •    ])

        Subject to the terms and conditions set forth in the merger agreement, at the effective time, each share of Janus common stock issued and outstanding immediately prior to the effective time will be cancelled and each holder of such share of Janus common stock will have the right to receive 4.7190 fully paid and non-assessable Henderson ordinary shares, plus cash in lieu of fractional Henderson ordinary shares, based on then prevailing market prices, without interest, which we refer to as the merger consideration. Effective immediately prior to closing of the merger, subject to approval by the Henderson shareholders at the Henderson shareholder meeting, Henderson will implement the share consolidation at a ratio of one Janus Henderson ordinary share (or CDI, as applicable) for every 10 Henderson ordinary shares (or CDIs, as applicable) outstanding (so that at closing of the merger each Janus stockholder will receive 0.4719 Janus Henderson ordinary shares for each share of Janus common stock). In addition, each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the effective time will be cancelled and, in exchange for the cancellation and the funding of the merger consideration by Henderson, Janus, as the surviving corporation in the merger will issue an equivalent number of fully paid and non-assessable shares of common stock of Janus, par value $0.01 per share, all of which shares shall be held by Janus Henderson, and which shall constitute the only outstanding shares of common stock of Janus, as the surviving corporation, immediately following the effective time.

        The merger agreement does not contain any provision that would adjust the exchange ratio based on the fluctuations in the market value of either the Janus common stock or Henderson ordinary shares or currency exchange rates. Because of this, the implied value of consideration to the Janus stockholders may fluctuate between now and closing of the merger. The value of the consideration to Janus stockholders will depend on the market value of Henderson ordinary shares at the time the merger is completed and on currency exchange rates. However, the merger agreement provides that the merger consideration will be adjusted appropriately to reflect the effect of any stock/share split, reverse stock split, share consolidation (including the share consolidation), share subdivision, share bonus issue or stock/share dividend (including any dividend or distribution of securities convertible into the Henderson ordinary shares or Janus common stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Henderson ordinary shares or Janus common stock issued and outstanding after October 3, 2016 and prior to the effective time.

        On September 30, 2016, the last trading day prior to the public announcement of the merger, for Henderson ordinary shares, the closing price on the LSE was 232.00 pence per share and, for shares of Janus common stock, the closing price on the NYSE was $14.01 per share. On September 30, 2016, the exchange rate for pounds sterling was $1.2972 per pound sterling as reported from Bloomberg. The implied value of the merger consideration payable in respect of each share of Janus common stock was 1,094.81 pence, or $14.20 in dollar equivalent. The total merger consideration as of the date immediately prior to the public announcement of the merger, based on 179,762,821 diluted shares of Janus common stock, was $2,552,964,512.

        On December 31, 2016, for Henderson ordinary shares, the closing price on the LSE was 235.60 pence per share and, for shares of Janus common stock, the closing price on the NYSE was $13.27 per share. On December 31, 2016, the exchange rate for pounds sterling was $1.2340 per pound sterling as reported from Bloomberg. The implied value of the merger consideration payable in respect of each share of Janus common stock was 1,111.80 pence, or $13.72 in dollar equivalent. The total merger consideration as of December 31, 2016, based on 179,955,042 diluted shares of Janus common stock, was $2,468,905,362.

        On [    •    ], 2017, the latest practicable date before the date of this proxy statement/prospectus, for Henderson ordinary shares, the closing price on the LSE was £[    •    ] per share and, for shares of Janus common stock, the closing price on the NYSE was $[    •    ] per share. On [    •    ], 2017, the exchange rate for pounds sterling was $[    •    ] per pound sterling as reported from Bloomberg. The implied value of the merger consideration payable in respect of each share of Janus common stock was [    •    ] pence, or $[    •    ] in dollar equivalent. The total merger consideration as of [    •    ], 2017, based on [    •    ] diluted shares of Janus common stock, was $[    •    ].

        We urge you to obtain current market quotations and currency exchange rates before voting your shares of Janus common stock.

Share Consolidation (see page [    •    ])

        Subject to approval by the Henderson shareholders at the Henderson shareholder meeting, upon the effectiveness of the Janus Henderson Amended Memorandum immediately prior to the effective time of the merger, which we refer to as the share consolidation effective time, the Henderson ordinary shares and CDIs outstanding immediately prior to the share consolidation effective time will be consolidated into a smaller number of shares or CDIs, as applicable, such that a Henderson shareholder will own one Janus Henderson ordinary share (or one Janus Henderson CDI) for each 10 issued Henderson ordinary shares (or CDIs, as applicable) held by that Henderson shareholder immediately prior to the share consolidation effective time.

        No fractional shares or CDIs will be issued in connection with the share consolidation. Fractional entitlements arising because a Henderson shareholder of record holds a number of pre-consolidation Henderson ordinary shares not evenly divisible by 10 will be aggregated with the number of shares allocated to the CDI depositary in excess of the total number of shares to which CDI holders would have been entitled had they been Henderson shareholders of record immediately prior to the share consolidation, and all such shares will be sold on the market for the best price reasonably obtainable. The net proceeds of such sale will be paid in due proportion to the relevant Henderson shareholders of record or CDI holders (as applicable), in the case of CDI holders, such that they are paid the amount that they would have received in respect of the sale of fractional shares had they been a Henderson shareholder of record immediately prior to the share consolidation.

        The approval of the share consolidation by the Henderson shareholders at the Henderson shareholder meeting is inter-conditional with the approval of the merger, the Henderson share issuance proposal, the Henderson amended articles proposal, the Henderson name change proposal and the Henderson LSE de-listing proposal, which means that for any of such matters to take effect, they must all be passed.

        As a result of the share consolidation, and in accordance with the terms of the merger agreement, the exchange ratio (being 4.7190 existing Henderson ordinary shares for each share of Janus common stock) will be adjusted so that at closing of the merger each Janus stockholder will receive 0.4719 Janus Henderson ordinary shares for each share of Janus common stock.

        Janus stockholders will also be entitled to receive cash in lieu of any fractional entitlement to new Janus Henderson ordinary shares based on the then prevailing market price.

Treatment of Henderson Equity Awards (see page [    •    ])

        All Henderson equity awards will remain outstanding in accordance with the terms and conditions under the applicable plan and award agreement in effect immediately prior to the effective time (subject to adjustment to account for the share consolidation). For additional information on these amended terms and conditions, see the sections entitled "The Merger—Interests of Henderson Directors and Executive Officers in the Merger" beginning on page [    •    ].

Treatment of Janus Equity Awards (see page [    •    ])

        The merger agreement provides that, as of the effective time (subject to adjustment to account for the share consolidation):

  •
  except for certain required adjustments under the Code, each Janus Option outstanding immediately prior to the effective time, whether vested or unvested, will be converted into an option exercisable for that number of Janus Henderson ordinary shares equal to the product of (i) the aggregate number of shares of Janus common stock for which such Janus Option was exercisable multiplied by (ii) the exchange ratio, rounded up to the nearest whole share. The exercise price per share of such converted Janus Option will be adjusted so that it is equal to (A) the exercise price per share of such Janus Option immediately prior to the effective time divided by (B) the exchange ratio, rounded up to the nearest cent;

  •
  each Janus RSU Award outstanding immediately prior to the effective time, whether vested or unvested, will be converted into a Janus Henderson restricted share unit award with respect to

    Janus Henderson ordinary shares on the terms and conditions (including any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with the aggregate number of Janus Henderson restricted share units held by each holder (rounded up to the nearest whole unit) determined by multiplying (i) the number of shares of Janus common stock subject to such Janus RSU Award immediately prior to the effective time by (ii) the exchange ratio;

  •
  each Janus PSU Award outstanding immediately prior to the effective time, whether vested or unvested, will be converted into a Janus Henderson restricted share unit award with respect to Janus Henderson ordinary shares on the terms and conditions (including any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with the aggregate number of Janus Henderson restricted share units held by each holder (rounded up to the nearest whole unit) determined by multiplying (i) the number of shares of Janus common stock subject to such Janus PSU Award immediately prior to the effective time by (ii) the exchange ratio, provided that, in accordance with their existing terms and conditions, Janus PSU Awards granted in 2014 to Richard M. Weil will be converted as of the effective time into Janus Henderson restricted share unit awards with respect to Janus Henderson ordinary shares on the terms and conditions (including any continuing time-based vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with the aggregate number of Janus Henderson restricted share units held by Mr. Weil (rounded up to the nearest whole unit) determined by multiplying (A) the number of shares of Janus common stock subject to Mr. Weil's Janus PSU Awards that are earned based on achievement of the applicable performance criteria as of (or approximate to) the effective time in accordance with the terms and conditions of the applicable award agreement by (B) the exchange ratio;

  •
  each Janus Restricted Share Award outstanding immediately prior to the effective time will be converted into a restricted Janus Henderson ordinary share award on the terms and conditions (including any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with the aggregate number of restricted Janus Henderson ordinary shares held by each holder (rounded up to the nearest whole share) determined by multiplying (i) the number of shares of Janus common stock subject to such Janus Restricted Share Award immediately prior to the effective time by (ii) the exchange ratio; and

  •
  each outstanding award under the Janus ESPP will be converted at the effective time into corresponding awards for a number of Janus Henderson ordinary shares on the same basis as the Janus Options, provided that Janus and Henderson will cooperate prior to the effective time to determine the appropriate treatment of the Janus ESPP in connection with the consummation of the merger, which may include termination of the Janus ESPP at the effective time.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Janus Common Stock (see page [    •    ])

        The parties intend the merger to be treated as a tax-free reorganization under section 368(a) of the Code. In addition, provided that the fair market value of Henderson, at the time of the merger, equals or exceeds the fair market value of Janus, as specially determined for purposes of section 367 of the Code, the parties intend that the merger should not be subject to section 367(a)(1) of the Code.

        Assuming that the merger is so treated, if you are a U.S. holder of Janus common stock and you exchange all of your Janus common stock for Henderson ordinary shares in the merger, you should not recognize any gain or loss with respect to your Janus common stock, except to the extent of any cash you may receive in lieu of a fractional share.

        If section 367(a)(1) of the Code were to apply to the merger, however, which cannot be determined definitively until the closing of the merger, a U.S. holder of Janus common stock would recognize gain (but not loss) in an amount equal to the excess, if any, of the fair market value, as of the closing date of the merger, of Henderson ordinary shares received in the merger plus cash received in lieu of fractional shares, over such U.S. holder's basis in the shares of Janus common stock surrendered by the U.S. holder in the merger. Any gain so recognized would generally be long-term capital gain if the U.S. holder had held the Janus common stock for more than one year at the time the merger is completed.

        Janus has requested that Skadden render its opinion to Janus, which will be dated the closing date of the merger and be based on certain facts, representations, covenants, and assumptions, that the merger should be treated as a tax-free reorganization under section 368(a) of the Code and that section 367(a)(1) should not apply to the merger. The obligation of Janus and Henderson to consummate the merger, however, is not conditioned upon the receipt of such opinion from Skadden or any other counsel, nor have the parties applied for a ruling from the IRS.

        For a more complete description of the U.S. federal income tax consequences of the merger, please see the section entitled "The Merger—U.S., U.K. and Jersey Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders" beginning on page [    •    ].

        Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Janus's Reasons for the Merger; Recommendation of the Janus Board (see page [    •    ])

        After careful consideration, the Janus board, on October 1, 2016, unanimously approved the merger agreement and determined that entering into the merger agreement and consummating the transactions contemplated thereby are advisable and fair to, and in the best interests of, Janus and its stockholders. For factors considered by the Janus board in reaching its decision to approve the merger agreement, see the section entitled "The Merger—Janus's Reasons for the Merger; Recommendation of the Janus Board" beginning on page [    •    ]. The Janus board unanimously recommends that Janus stockholders vote "FOR" each of the Janus merger proposal, the Janus compensation proposal and the Janus adjournment proposal.

Opinion of Janus's Financial Advisor (see page [    •    ])

        Janus retained Loeb Spencer House to act as its financial advisor in connection with the merger. At the meeting of the Janus board on October 1, 2016, Loeb Spencer House rendered its oral opinion to the Janus board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to holders of Janus's common stock (other than Janus or any wholly-owned subsidiary of Janus or Henderson and its affiliates). Loeb Spencer House confirmed its October 1, 2016 oral opinion by delivering its written opinion to the Janus board, dated October 1, 2016, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to holders of Janus common stock (other than Janus or any wholly-owned subsidiary of Janus or Henderson and its affiliates).

        The full text of the written opinion of Loeb Spencer House, dated October 1, 2016, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this proxy statement/prospectus. Janus's stockholders are urged to read the opinion in its entirety. Loeb Spencer House's written opinion was addressed to the Janus board (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, spoke only as of October 1, 2016, was directed only to the exchange ratio in the merger and did not address any other aspect of the merger. The opinion does not constitute a recommendation to any stockholder of Janus as to how such stockholder should vote with respect to the Janus merger proposal or any other matter.

        For further information, see the section of this proxy statement/prospectus entitled "The Merger—Opinion of Janus's Financial Advisor" beginning on page [    •    ] of this proxy statement/prospectus and Annex C.

Interests of Henderson Directors and Executive Officers in the Merger (see page [    •    ])

        In considering the recommendation of the Janus board that you vote to approve the Janus merger proposal, you should be aware that Henderson directors and officers have certain financial interests in the merger. The Janus board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and in recommending to you that you vote to approve the Janus merger proposal. See "The Merger—Interests of Henderson Directors and Executive Officers in the Merger" beginning on page [    •    ].

Interests of Janus Directors and Executive Officers in the Merger (see page [    •    ])

        In considering the recommendation of the Janus board that you vote to approve the Janus merger proposal, you should be aware that Janus directors and executive officers have certain financial interests in the merger that may be different from, or in addition to, those of Janus stockholders generally. The Janus board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and in recommending to you that you vote to approve the Janus merger proposal. See "The Merger—Interests of Janus Directors and Executive Officers in the Merger" beginning on page [    •    ].

Regulatory Approvals (see page [    •    ])

U.S. Antitrust

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission, which we refer to as the FTC, which we refer to as the HSR Act, the merger cannot be consummated until, among other things, notifications have been filed and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice, which we refer to as the Antitrust Division, and specified waiting period requirements have been satisfied. On October 27, 2016, Henderson and Janus each filed a Notification and Report Form pursuant to the HSR Act, which we refer to as the HSR Notification, with the FTC and the Antitrust Division. The transaction received early termination of the waiting period on November 23, 2016.

Other Regulatory Approvals

        The obligations of each of Janus and Henderson to effect the merger is also subject to obtaining other regulatory approvals in various jurisdictions in which Henderson and Janus operate their respective business, including obtaining (i) approval from FINRA pursuant to NASD Rule 1017, (ii) the required approvals from the FCA for Henderson to acquire control of each subsidiary of Janus that is authorized by the FCA pursuant to Section 189(4)(a) of FSMA, (iii) the approval by the JFSC of this proxy statement/prospectus, the registration statement of which this proxy statement/prospectus forms a part and any other relevant document deemed to be a prospectus pursuant to the Jersey Companies Law, and the issue by the JFSC of any consent required pursuant to the Control of Borrowing (Jersey) Order 1958 for Henderson to lawfully assume the Janus awards and plans, and (iv) consents, non-objections and/or approvals from the applicable governmental authorities in Canada, Hong Kong, Ireland, Singapore, Australia and Switzerland and certain other non-U.S. jurisdictions, as well as obtaining consents, non-objections and/or approvals from the applicable governmental authorities in

Jersey, Switzerland and, if applicable, Ireland necessary in connection with the transactions contemplated by the Dai-ichi agreements.

Certain Governance Matters Following the Merger (see page [    •    ])

        Pursuant to the terms of the merger agreement, Janus and Henderson have agreed to certain governance related arrangements. Additional governance related arrangements agreed to by Janus and Henderson are set forth in the proposed Janus Henderson Amended Memorandum and Janus Henderson Amended Articles, the approval of which by Henderson shareholders is a mutual condition to the closing of the merger.

The Janus Henderson Co-Chief Executive Officers

        The merger agreement provides that, as of the effective time, Richard M. Weil, the current Chief Executive Officer of Janus, and Andrew J. Formica, the current Chief Executive of Henderson, each will become a co-Chief Executive Officer of Janus Henderson.

The Janus Henderson Board

        Under the terms of the merger agreement, at the effective time, the Janus Henderson board will consist initially of 12 directors. Six of the 12 directors will be persons designated by the existing Henderson board from the directors of Henderson serving prior to the effective time, one of whom will be Andrew J. Formica, the current Chief Executive of Henderson, and one of whom will be Richard D. Gillingwater, the current Chairman of Henderson, who will serve as Chairman of the Janus Henderson board. Six of the 12 directors will be persons designated by the existing Janus board, one of whom will be Richard M. Weil, the current Chief Executive Officer of Janus, one of whom will be Glenn S. Schafer, the current Chairman of Janus, who will serve as Deputy Chairman of the Janus Henderson board and one of whom, for so long as Dai-ichi is entitled to nominate a director to the Janus Henderson board pursuant to the terms of the amended investment and cooperation agreement, will be a Dai-ichi Representative. Not less than four directors designated by each of Henderson and Janus will be "independent" in accordance with the standards of the NYSE and the ASX Principles.

        Under the terms of the merger agreement, after the effective time, the committees of the Janus Henderson board will consist of an Audit Committee, a Nominating/Corporate Governance Committee, a Compensation Committee and a Risk Committee. The existing Henderson board will select the initial chairman of the Nominating/Corporate Governance Committee and the Risk Committee. The existing Janus board will select the initial chairman of the Audit Committee and the Compensation Committee. Each of the existing Janus board and the existing Henderson board will select two members of each committee. Each member of the committees must qualify as "independent" in accordance with the standards of the NYSE and the ASX Principles.

The Janus Henderson Officers

        Under the terms of the merger agreement, at the effective time, the individuals set forth below will become executive officers of Janus Henderson, serving in the respective offices set forth beside each individual's name below. The executive officers, together with the co-Chief Executive Officers, will constitute the executive committee of Janus Henderson.

  •
  Enrique Chang, Global Chief Investment Officer

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  Phil Wagstaff, Global Head of Distribution

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  Bruce Koepfgen, Head of North America

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  Rob Adams, Head of Asia Pacific

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  Jennifer McPeek, Chief Operating and Strategy Officer

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  Roger Thompson, Chief Financial Officer

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  David Kowalski, Chief Risk Officer

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  Jacqui Irvine, Group General Counsel and Company Secretary

Janus Henderson Amended Memorandum and Janus Henderson Amended Articles

        As of the effective time, Janus Henderson will adopt the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles, the forms of which are attached to this proxy statement/prospectus as Annex B. As described above, approval of the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles requires the approval of not less than two thirds of the Henderson shareholders. It is a condition to the closing of the merger that the Henderson shareholders approve the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles.

Closing of the Merger

        Janus and Henderson are currently anticipating closing of the merger during the second quarter of 2017, subject to the receipt of required stockholder and shareholder approvals and regulatory approvals and clearances and the satisfaction or waiver of the other closing conditions. However, it is possible that the merger may be completed at a later time or not at all.

Dai-ichi Agreements (see page [    •    ])

Voting Agreement

        On October 3, 2016, Dai-ichi entered into a voting and support agreement with Janus and Henderson, pursuant to which Dai-ichi, among other things and subject to the terms and conditions thereof, agreed to vote in favor of the approval of the Janus merger proposal and the Janus adjournment proposal and against any alternative business combination transaction. As of the record date, Dai-ichi beneficially owned, in the aggregate, [    •    ] shares of common stock, which represented approximately [    •    ]% of the issued and outstanding shares of Janus common stock on such date. See "Dai-ichi Agreements—Voting and Support Agreement" on page [    •    ].

Amended and Restated Investment and Strategic Cooperation Agreement

        On October 3, 2016, Dai-ichi entered into an amended and restated investment and strategic cooperation agreement with Janus and Henderson, pursuant to which, among other things and subject to the terms and conditions thereof, Dai-ichi agrees to maintain a certain level of investments in investment products of Janus Henderson, as well as certain standstill obligations in respect of Janus Henderson ordinary shares and certain restrictions on the transfer of its Janus Henderson ordinary shares and receives the right to designate a representative to the Janus Henderson board. See "Dai-ichi Agreements—Amended and Restated Investment and Strategic Cooperation Agreement" beginning on page [    •    ].

Option Agreement

        On October 3, 2016, Henderson and Dai-ichi entered into an option agreement pursuant to which, conditional on closing of the merger, Henderson will, subject to the terms and conditions therein, grant Dai-ichi: (i) 11 conditional options, each to subscribe for or purchase 500,000 Janus Henderson ordinary shares at a strike price of 2,997.2 pence per share (the terms of such options having been adjusted in accordance with the terms of the Dai-ichi option agreement to take account of the effect of the share consolidation), and (ii) subject to the approval of Henderson shareholders (to be sought at the Henderson shareholder meeting in relation to the merger), nine conditional options, each to subscribe for or purchase 500,000 Janus Henderson ordinary shares at a strike price of 2,997.2 pence per share (the terms of such options having been adjusted in accordance with the terms of the Dai-ichi option agreement to take account of the effect of the share consolidation). The price that Dai-ichi will pay at closing for the purchase of the options is £19.8 million (provided that, if the requisite Henderson shareholder approval is not obtained at the Henderson shareholder meeting in relation to the merger, no amount shall be due from Dai-ichi in respect of the nine unapproved options). In aggregate, the options sold to Dai-ichi would, if exercised at closing of the merger (and subject to relevant regulatory approvals), entitle Dai-ichi to purchase an additional approximately 5% of the ordinary shares of Janus Henderson.

Conditions to Closing of the Merger (see page [    •    ])

        The obligations of each of Janus and Henderson to effect the merger are subject to the satisfaction or waiver of all of the following conditions:

  •
  the approval of (i) the merger by the affirmative vote of a majority of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (ii) the Henderson share issuance proposal by the affirmative vote of a majority of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (iii) the Henderson amended articles proposal by the affirmative vote of two-thirds of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (iv) the Henderson name change proposal by the affirmative vote of two-thirds of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (v) the Henderson permitted dividend proposal by the affirmative vote of a majority of the Henderson shareholders voting (in person or represented by proxy) at the Henderson annual general shareholder meeting and (vi) the Henderson LSE de-listing proposal by the affirmative vote of three-fourths of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting (resolutions relating to items (i) to (iv) (inclusive) and item (vi) above, and the approval of the share consolidation at the Henderson shareholder meeting are inter-conditional, which means that for any of them to take effect, they must all be passed);

  •
  the approval of the merger agreement by the affirmative vote of stockholders holding a majority of all outstanding shares of Janus common stock entitled to vote;

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  if the Henderson shareholder de-listing approval is not obtained and the relevant condition is waived by Henderson and Janus, the re-admission of all of the Henderson ordinary shares to listing on the Official List and to trading on the LSE's main market for listed securities;

  •
  the receipt of certain regulatory approvals and clearances, including: (i) the termination or expiration of any applicable waiting period under the HSR Act, (ii) approval from FINRA pursuant to NASD Rule 1017 in connection with the merger, (iii) the required approval from the FCA, pursuant to Section 189(4)(a) of FSMA, (iv) the approval by the JFSC of this proxy statement/prospectus, the registration statement of which this proxy statement/prospectus forms a part and any other relevant document deemed to be a prospectus pursuant to the Jersey Companies Law, and the issue by the JFSC of any consent required pursuant to the Control of Borrowing (Jersey) Order 1958 for Henderson to lawfully assume the Janus awards and plans, and (iv) consents, non-objections and/or approvals from the applicable governmental authorities in Canada, Hong Kong, Ireland, Singapore, Australia, Switzerland, and, if applicable, India and Jersey and certain other non-U.S. jurisdictions, as well as obtaining consents, non-objections and/or approvals from the applicable governmental authorities in Jersey, Switzerland and, if applicable, Ireland necessary in connection with the transactions contemplated by the Dai-ichi agreements;

  •
  approval by the boards of trustees and shareholders of Janus-advised U.S. mutual funds of new investment advisory agreements with Janus to take effect at the closing of the merger representing at least 67.5% of the assets under management of those funds as of September 30, 2016;

  •
  the absence of certain governmental restraints or prohibitions preventing the consummation of the merger;

  •
  the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of any stop order or proceeding seeking a stop order;

  •
  the approval for listing by the NYSE of the Henderson ordinary shares to be issued in connection with the merger, subject to official notice of issuance;

  •
  certain representations and warranties of the other party being true and correct as of the closing date;

  •
  certain representations and warranties of the other party being true and correct in all material respects as of the closing date (except to the extent such representations and warranties expressly relate to a specific date or as of the date of the merger agreement, in which case such representations and warranties must be true and correct in all material respects as of such date);

  •
  each other representation and warranty of the other party (without giving effect to any limitation as to materiality, material adverse effect or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated by the merger agreement) being true and correct as of the closing date (except to the extent such representations and warranties relate to a specific date or as of the date of the original merger agreement, in which case such representations and warranties must be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a material adverse effect on such party;

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  the other party having performed in all material respects all obligations required to be performed by it under the merger agreement; and

  •
  the receipt of an officer's certificate executed by an executive officer of the other party certifying that the conditions in the four preceding bullet points have been satisfied.

        There can be no assurance as to when, or whether, the conditions to the merger will be satisfied or waived, or the merger will be completed.

No Solicitation of Alternative Proposals (see page [    •    ])

        The merger agreement contains detailed provisions outlining the circumstances in which Janus and Henderson may respond to competing proposals received from third parties. Under reciprocal provisions, Janus and Henderson each have agreed not to, and not to authorize or permit any of its controlled affiliates or any of its or their officers, directors or employees to, and to use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its controlled affiliates not to, directly or indirectly:

  •
  solicit, initiate or knowingly encourage (including furnishing information in connection with any inquiry or proposal with respect to an "alternative transaction", as defined on page [    •    ]), or knowingly take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute an alternative transaction;

  •
  engage or participate in any discussions or negotiations, regarding any proposal the consummation of which would constitute an alternative transaction, except to notify such person or group of persons as to the existence of the provisions of the merger agreement summarized in this section; or

  •
  resolve, propose or agree to do any of the foregoing.

        If Janus or Henderson, at any time prior to obtaining approval of its stockholders or shareholders, respectively, receives "an unsolicited proposal" that its board of directors determines in good faith (after consultation with outside counsel and a financial advisor of U.S. or U.K. nationally recognized reputation) that any such proposal that did not result from a material breach of the non-solicitation obligations set forth in the merger agreement constitutes or could reasonably be expected to result in a "superior proposal" (as defined on page [    •    ]), then Janus or Henderson, as applicable, may, subject to their respective obligations to provide the other party with information about such proposal, as described below, take the following actions:

  •
  furnish information about itself and its subsidiaries to the person (or group of persons) making such proposal (and its representatives and financing sources) (provided that all such information has previously been provided to the other party or is promptly provided to the other party prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing terms as to confidentiality (it being understood that such confidentiality agreement need not include any "standstill" or other similar terms that prohibit the counterparty thereto or any of its affiliates or representatives from making any proposal for an alternative transaction with such party, or acquiring such party or taking any other similar action) that are generally no less restrictive than the terms of the confidentiality agreement entered into between Janus and Henderson; and

  •
  participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal (and its representatives and financing sources).

        Janus and Henderson have each also agreed to (i) notify the other party promptly, and in any event within 24 hours of receipt, of any request for substantive information or of any proposal relating to an alternative transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal; (ii) keep the other party reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis; and (iii) provide the other party, as soon as reasonably practicable, copies of all material substantive correspondence and other material written materials exchanged with the person making the proposal that describes in any material respect any of the material terms or conditions of any such request or proposal. For more information on the no solicitation provisions in the merger agreement, see the section entitled "The Merger—Description of the Merger Agreement—No Solicitation of Alternative Proposals" beginning on page [    •    ].

Changes in Board Recommendations (see page [    •    ])

        Janus, through its board of directors, has agreed to recommend approval to its stockholders of the Janus merger proposal, and to include such recommendations in this proxy statement/prospectus. Henderson, through its board of directors, has agreed to recommend approval to its shareholders of the merger, the Henderson share issuance proposal, the Henderson name change proposal, the Henderson amended articles proposal, the Henderson LSE de-listing proposal, the Henderson option proposal and the Henderson permitted dividend proposal.

        Except as provided below, each of the Janus board and the Henderson board is not permitted to:

  •
  effect a board recommendation change (as defined on page [    •    ]);

  •
  approve or recommend, or propose publicly to approve or recommend, any alternative transaction; or

  •
  enter into, or cause any of its controlled affiliates to enter into, any letter of intent, agreement in principle, acquisition agreement or other agreement related to any alternative transaction (other than a confidentiality agreement otherwise permitted by the merger agreement).

        However, prior to obtaining the relevant stockholder or shareholder approvals, as applicable, the Janus board or the Henderson board, as applicable, is permitted to make a change of recommendation, if:

  •
  such board of directors has concluded in good faith, after it has received a superior proposal (as defined on page [    •    ]) (and after consultation with outside counsel and a financial advisor of U.S. or U.K. nationally recognized reputation) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law; or

  •
  such board of directors has concluded in good faith (and after consultation with outside counsel and a financial advisor of U.S. or U.K. nationally recognized reputation) that it is required to do so pursuant to its fiduciary duties under applicable law.

        Prior to making a change of recommendation in response to a superior proposal, the party doing so must provide the other party with at least four business days' written notice specifying the material terms and conditions of such proposal, identifying the person making such proposal and stating that it intends to take such action, or in the event of a subsequent modification to the material terms and conditions of such superior proposal, at least two business days' written notice advising such other party of the modification to such terms and conditions, so long as during such four or two business day notice period, as applicable, such party engages (to the extent requested by the other party) in good faith negotiations with the other party to amend the merger agreement in such a manner that the proposal to enter into an alternative transaction no longer constitutes a superior proposal.

        If either Janus or Henderson effects a change of recommendation, such party has no termination right and will be required to submit the Janus merger proposal (in case of Janus) or the merger proposal, the Henderson amended articles proposal, the Henderson name change proposal, the Henderson permitted dividend proposal and the Henderson LSE de-listing proposal (in case of Henderson) to a vote of their stockholders and shareholders, respectively, at their respective special and shareholder meetings unless the merger agreement is earlier terminated in accordance with its terms.

        The parties have agreed that, to the extent that the U.K. Panel on Takeovers and Mergers determines that any of the above provisions either require Henderson to take an action that is not permitted, or restrict Henderson from taking an action that is required, under Rule 21.2 of the U.K. City Code on Takeovers and Mergers, which we refer to as the City Code, such provision shall be disregarded in respect of both parties.

Termination of the Merger Agreement (see page [    •    ])

        The merger agreement may be terminated at any time prior to the effective time, whether before or after receipt of the required stockholder or shareholder approvals, as applicable, including the following circumstances:

  •
  by mutual written consent of Janus and Henderson; or

  •
  by either Janus or Henderson:

  •
  if the merger is not consummated by September 30, 2017, which we refer to as the outside date (however, this right to terminate the merger agreement will not be available to a party whose breach of any representation, warranty, covenant or other agreement contained in the merger agreement has been the primary cause of, or primarily resulted in, the failure of the merger to be consummated by such time);

  •
  if any of the Henderson required shareholder approvals of the merger, the Henderson share issuance proposal, the Henderson amended articles proposal, the Henderson name change proposal and the Henderson permitted dividend proposal has not been obtained by reason of the failure to obtain the required vote at a duly convened Henderson shareholders meeting or any adjournment or postponement thereof;

    •
    if the Janus required stockholder approval of the Janus merger proposal has not been obtained by reason of the failure to obtain the required vote at a duly convened Janus stockholders meeting or any adjournment or postponement thereof;

    •
    if any restraint having the effect of preventing the consummation of the merger shall have become final and non-appealable or if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger and such denial has become final and non-appealable; or

    •
    if the other party has breached or failed to perform under the merger agreement, where such breach or failure to perform would give rise to failure of the related condition which is not curable prior to the outside date, or if curable prior to the outside date is not cured within the earlier of 30 days after written notice from the other party or five business days prior to the outside date; provided that this right to terminate the merger agreement will not be available to a party who is in material breach of the merger agreement.

        In addition, the merger agreement may be terminated by Janus or Henderson, at any time prior to the other party's special meeting or shareholder meeting, as applicable, if a "triggering event" (as defined on page [    •    ]) shall have occurred.

        See the section entitled "The Merger—Description of the Merger Agreement—Termination of the Merger Agreement" beginning on page [    •    ] for a more complete discussion of the circumstances under which the merger agreement may be terminated.

Expenses and Termination Fees Relating to the Merger (see page [    •    ])

        Generally, each party is required to pay all fees and expenses incurred by it in connection with the merger and the other transactions and agreements contemplated by the merger agreement, except that each of Henderson and Janus will bear and pay one-half of the costs and expenses (other than the fees and expenses of each party's attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by Henderson and Janus in connection with (i) the filing, printing and mailing of this Form F-4 and this proxy statement (including SEC filing fees), (ii) the filing, printing and mailing of the Henderson Shareholder Circular and any Henderson U.K. Prospectus (including filing fees), (iii) the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees) and (iv) obtaining the consents of the boards of trustees and shareholders of Janus-advised U.S. mutual funds of new investment advisory agreements with Janus to take effect at the closing of the merger (including the costs and expenses of the proxy solicitation of the Janus-advised U.S. mutual funds filing, printing and mailing of materials required to be distributed to shareholders, and legal counsel). However, under the terms of the merger agreement, Janus or Henderson, as the case may be, must pay to the other party a termination fee equal to $34,000,000 in immediately available funds, upon termination of the merger agreement under the following circumstances:

  •
  a termination of the merger agreement by Janus or Henderson because of:

  •
  a failure to obtain the requisite approvals of the stockholders or shareholders, as applicable, of the other party at a time when there was an offer or proposal for an alternative transaction with respect to such party, such offer or proposal has not been withdrawn prior to the other party's special meeting or shareholder meeting, as applicable, and such party enters into or consummates such alternative transaction within 12 months following the date of such termination;

    •
    a material breach by the other party at a time when there was an offer or proposal for an alternative transaction with respect to such party , such offer or proposal has not been withdrawn on or prior to the time of such breach by the other party, and such party enters into or consummates such alternative transaction within 12 months following the date of such termination;

    •
    failure to consummate the merger by the outside date at a time when there was an offer or proposal for an alternative transaction with respect to such party, such offer or proposal has not been withdrawn on or prior to the outside date, and such party enters into or consummates an alternative transaction within 12 months from the outside date; or

  •
  the merger agreement is terminated by Henderson or Janus, as applicable, upon the occurrence of a triggering event (as defined in the section entitled "Description of the Merger Agreement—Termination of the Merger Agreement" beginning on page [    •    ]) at any time prior to the receipt of the Janus required stockholder approval (in the case of a termination by Henderson) or Henderson required shareholder approval (in the case of a termination by Janus).

        In addition, if either Janus or Henderson terminates the merger agreement in the event the Janus required stockholder approval (in the case of a termination by Henderson) or the Henderson required shareholder approvals (in the case of a termination by Janus) are not obtained, the party whose stockholders or shareholders, as applicable, failed to provide the requisite approval is required to pay the other party's expenses up to an amount equal to $10,000,000. The expense reimbursement is credited against any termination fee payable as described above.

        See the section entitled "The Merger—Description of the Merger Agreement—Expenses and Termination Fees" beginning on page [    •    ] for a more complete discussion of the circumstances under which termination fees and expenses will be required to be paid.

Accounting Treatment (see page [    •    ])

        The merger will be accounted for as a business combination under the United States Generally Accepted Accounting Principles, which we refer to as U.S. GAAP, (ASC 805, which we refer to as the Standard). The Standard requires as the first step in the application of acquisition accounting for one of the combining entities to be identified as the acquirer. Henderson will be treated as the acquiring entity for accounting purposes. In identifying Henderson as the acquiring entity for accounting purposes, Henderson took into account the voting rights of all equity instruments, the intended corporate governance structure of the combined company, and the size of each of the companies. In assessing the size of each of the companies, Henderson evaluated various metrics, including, but not limited to: market capitalization, revenue, operating profit, assets and assets under management. No single factor was the sole determinant in the overall conclusion that Henderson is the acquirer for accounting purposes, rather all factors were considered in arriving at such conclusion.

No Appraisal Rights Available (see page [    •    ])

        Under the DGCL, no appraisal rights are available to Janus stockholders in connection with the merger.

De-listing from LSE and Listing on NYSE of Henderson ordinary shares; De-listing from NYSE and Deregistration of Janus common stock (see page [    •    ])

        Henderson ordinary shares are currently listed on the premium segment of the Official List maintained by the U.K. Listing Authority, being the Financial Conduct Authority, which we refer to as the FCA, acting in its capacity as the authority for listing in the U.K., which we refer to as the UKLA, and admitted to trading on the main market for listed securities of the LSE. CDIs, each representing a beneficial interest in one Henderson ordinary share, are quoted and traded on the financial market operated by ASX. Shares of Janus common stock are currently listed and admitted to trading on the NYSE.

        Following the merger, ordinary shares of Janus Henderson will be listed and will be admitted to trading on the NYSE. Janus Henderson will also maintain its listing on the ASX and the quotation of its CDIs on the financial market operated by ASX, linked to the primary listing of Janus Henderson ordinary shares on the NYSE. Subject to the Henderson LSE de-listing approval being obtained, Henderson ordinary shares will be de-listed from the LSE upon closing of the merger.

        When the merger is completed, the shares of Janus common stock currently listed on the NYSE will cease to be quoted on the NYSE and will subsequently be deregistered under the Exchange Act.

Name Change (see page [    •    ])

        It is a condition to the closing of the merger that the Henderson shareholders approve the Henderson name change. As of the effective time, Henderson will file for registration to change the name of Henderson from "Henderson Group plc" to "Janus Henderson Group plc".

Janus Henderson Amended Memorandum and Articles of Association (see page [    •    ])

        As of the effective time, Janus Henderson will adopt the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles, the forms of which are attached to this proxy statement/prospectus as Annex B. Approval of the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles requires the approval of not less than two thirds of the Henderson shareholders. It is a condition to the closing of the merger that the Henderson shareholders approve the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles.

        Subject to approval by the Henderson shareholders at the Henderson shareholder meeting, the par value of Henderson ordinary shares will be redenominated from pounds sterling into U.S. dollars. The redenomination will be reflected in the updated version of the Henderson Memorandum of Association, which we refer to as the Henderson interim memorandum, that will replace the Henderson Memorandum of Association effective upon [the date of the Henderson shareholder meeting].

        The Janus Henderson Amended Memorandum will replace the Henderson interim memorandum and will have the effect of (i) changing the company name from Henderson Group plc to Janus Henderson Group plc, (ii) increasing the authorized share capital of the company from $[    •    ] to $720,000,000[, and (iii) effecting the share consolidation at a ratio of one new Janus Henderson ordinary share for every 10 Henderson ordinary shares outstanding].

        The Janus Henderson Amended Articles will replace the Henderson Articles of Association and will have the effect of, among other things, (i) removing preemptive rights, (ii) removing the requirement to seek shareholder approval to issue shares, (iii) establishing that the number of directors of Janus Henderson shall be not less than three nor more than 12, (iv) requiring directors of Janus Henderson to be re-elected at each annual shareholder meeting, (v) increasing the cap on the remuneration of the non-executive directors of Janus Henderson to [£1,500,000] per annum (or any higher amount approved by Janus Henderson shareholders), (vi) adopting the disclosure requirements for beneficial ownership of the company's ordinary shares set forth in Section 13(d) of the Exchange Act, (vii) granting the Janus Henderson board the authority to impose certain restrictions on shareholders in the event a disclosure notice pertaining to information on beneficial ownership is not complied with, (viii) requiring shareholders to provide certain information and comply with certain timing requirements when exercising their right under Jersey companies law to require the Janus Henderson board to call a shareholder meeting, (ix) removing certain provisions that reflect the UK Companies Act 2006 (which are not considered to be appropriate following closing of the merger as Janus Henderson will not be listed on the LSE) and (x) permitting Janus Henderson's ordinary shares to be traded via DTC.

Henderson Foreign Private Issuer Status (see page [    •    ])

        Under U.S. securities laws, treatment of a "foreign private issuer" depends on two tests—one based on the percentage of shares of the issuer held by U.S. residents and the other on the nature and extent of the issuer's business contacts with the United States, which we refer to as the U.S. A company incorporated under the laws of a foreign country will not qualify as a foreign private issuer if it fails both of the tests in the definition as of the last business day of its most recently completed second fiscal quarter.

        The shareholder test will be met if 50% or less of the outstanding voting securities of a non-U.S. domiciled company are held by U.S. residents. If more than 50% of a non-U.S. company's voting securities are held by U.S. residents, the determination of foreign private issuer status will depend upon the business contacts the issuer has with the U.S. The business contacts test will not be met if any one of the following are true with respect to a non-U.S. domiciled company: (i) the majority of its executive officers or directors are U.S. citizens or residents; (ii) 50% or more of its assets are located in the U.S.; or (iii) its business is administered principally in the U.S.

        Henderson currently qualifies as a foreign private issuer, or FPI, under the foregoing rules. As a result, Henderson qualifies for certain accommodations under the U.S. securities laws, including (i) being able to report its financial results in accordance with the International Financial Reporting Standards, which we refer to as IFRS, as adopted by the International Accounting Standards Board, which we refer to as the IASB, (ii) being subject to reduced disclosure requirements with respect to quarterly reporting and executive compensation, (iii) not being subject to the proxy rules under the Exchange Act, Section 16 under the Exchange Act or Regulation FD, and (iv) being able to follow certain home country rules in lieu of domestic company requirements under NYSE rules. However, even while Janus Henderson continues to qualify as an FPI, it currently expects to report its financial results in accordance with U.S. GAAP and it currently expects to elect to file its annual and interim reports on Forms 10-K and 10-Q. Janus and Henderson have not yet determined whether Janus Henderson will avail itself of the other accommodations available to FPIs or whether Janus Henderson will voluntarily comply with some or all of the requirements that would be applicable to domestic companies.

Pre-Closing Dividends; Post-Closing Dividend Policy (see page [    •    ])

        Prior to the closing of the merger, Henderson intends to declare and pay a cash dividend of up to [    •    ] pence per Henderson ordinary share for the financial year ended December 31, 2016. The payment of the dividend is subject to approval by Henderson shareholders at the shareholder meeting to be held on April [    •    ], 2017. If approved by Henderson shareholders, such dividend will be paid on [    •    ], 2017.

        Prior to the closing of the merger, Janus paid a quarterly cash dividend of $0.11 per share of Janus common stock for the third quarter of 2016 to the Janus stockholders and Janus intends to declare and pay a quarterly cash dividend of up to $0.11 per share of Janus common stock for the fourth quarter of 2016 to the Janus stockholders.

        In addition, each of the Henderson and Janus boards of directors also currently intends to declare and pay to Henderson shareholders or Janus stockholders, as applicable, prior to closing of the merger, an interim dividend in respect of the first quarter of the financial year ending December 31, 2017. The Henderson and Janus boards will determine the amount of any such first quarter 2017 dividend following the end of the first quarter of 2017. Janus Henderson is expected to continue to follow a progressive dividend policy, increasing the dividend broadly in-line with adjusted net income growth over the medium term and with a pay-out ratio consistent with Henderson's existing practice. Following the closing of the merger, it is intended that Janus Henderson will declare and pay quarterly dividends beginning in the second quarter of 2017.

        However, the amount of dividends, if any, that are declared or paid to Janus Henderson shareholders in periods after closing of the merger cannot yet be determined and will depend on a number of factors. The Janus Henderson board will have sole discretion to determine whether any interim dividends will be declared, the amount of any such interim dividend, the amount of any final dividend recommended to its shareholders (which may be paid subject to the approval of Janus Henderson shareholders by way of an ordinary resolution) and when any dividend will be paid. We expect that such determination would be based on a number of considerations, including, but not limited to, Janus Henderson's results of operations, capital management plans, the market price of Janus Henderson ordinary shares, the combined company's access to capital markets, as well as legal requirements, industry practice and other factors deemed relevant by the Janus Henderson board. There can be no assurance that Janus Henderson shareholders will receive or be entitled to dividends commensurate with the historical dividends of Janus or Henderson. For a further discussion of the risks related to the payment of dividends after the merger, see "Risk Factors—Risks Related to the Merger" beginning on page [    •    ].

Litigation Relating to the Transaction (see page [    •    ])

        The merger agreement requires each party to promptly advise the other party of any litigation brought by any stockholder or shareholder of that party, as applicable, against such party or any of their respective directors relating to the merger agreement or any of the transactions contemplated thereby, and will keep the other party reasonably informed regarding any such litigation. Each party will give the other party the opportunity to participate in the defense or settlement of any such litigation by any stockholders or shareholders, and no such settlement will be agreed to without the other party's prior written consent, which consent will not be unreasonably withheld or delayed. For a description of any current litigation related to the merger agreement and the merger, see "The Merger—Litigation Relating to the Transaction" beginning on page [    •    ] of this proxy statement/prospectus.

Comparison of Rights of Holders Janus Henderson Ordinary Shares and Shares of Janus Common Stock (see page [    •    ])

        Upon closing of the merger, Janus stockholders will become shareholders of Janus Henderson and their rights will be governed by the laws of Jersey, Channel Islands, and the governing documents of Janus Henderson in effect at the effective time, including the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles. Janus stockholders will have different rights once they become Janus Henderson shareholders due to differences between the governing documents of each of the entities. These differences are described in detail in the section entitled "Comparison of Rights of Holders Janus Henderson Ordinary Shares and Shares of Janus Common Stock" beginning on page [    •    ].

Jersey Company Considerations (see page [    •    ])

        Henderson's corporate affairs are governed by its existing Memorandum of Association, which we refer to as the Henderson Memorandum of Association, and Articles of Association, which we refer to as the Henderson Articles of Association, and by the laws of Jersey, Channel Islands. Upon consummation of the merger, the rights of Janus Henderson shareholders will be governed by the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles and the laws of Jersey, Channel Islands. The provisions of the Jersey Companies Law, which applies to Henderson and will apply to Janus Henderson, differ in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware, including Janus, and their stockholders. For additional information, see the section entitled "Comparison of Rights of Holders Janus Henderson Ordinary Shares and Shares of Janus Common Stock" beginning on page [    •    ].

The Special Meeting

The Janus Special Meeting (see page [    •    ])

        Date, Time and Place:    The Janus special meeting will be held at [JW Marriott Hotel, 150 Clayton Lane, Denver, Colorado], on [    •    ], 2017, at [10:00 a.m.], Mountain Daylight Time.

        Purpose: At the Janus special meeting, Janus stockholders will be asked:

  •
  to consider and vote on the Janus merger proposal;

  •
  to consider and vote on the Janus compensation proposal; and

  •
  to consider and vote on the Janus adjournment proposal.

Record Date; Voting Rights

        Only holders of record of shares of Janus common stock at the close of business on [    •    ], 2017, the record date for voting at the Janus special meeting, which we refer to as the record date, are entitled to vote at the Janus special meeting. On the record date, [    •    ] shares of Janus common stock will be entitled to vote.

        You may cast one vote for each share of Janus common stock that you owned as of the close of business on the record date.

        Votes Required.    The votes required for each proposal are as follows:

        Proposal 1: Janus merger proposal.    The votes cast "FOR" this proposal must represent a majority of all outstanding shares of Janus common stock entitled to vote.

        Proposal 2: Janus compensation proposal.    The affirmative vote of a majority of Janus stockholders present, in person or represented by proxy, and entitled to vote at the Janus special meeting is required to approve the Janus compensation proposal.

        Proposal 3: Janus adjournment proposal.    The affirmative vote of a majority of Janus stockholders present, in person or represented by proxy, and entitled to vote at the Janus special meeting is required to approve the Janus adjournment proposal.

        Under the NYSE rules, if you hold your shares of Janus common stock in "street name," your broker, nominee or intermediary may not vote your shares without instructions from you on non-routine matters. None of the proposals to be voted on at the Janus special meeting are routine matters. Therefore, without your voting instructions, your broker or other nominee may not vote your shares on Proposal 1, Proposal 2 or Proposal 3 at the Janus special meeting.

        Broker non-votes will have the same effect as a vote "AGAINST" Proposal 1 and will have no effect on Proposal 2 and Proposal 3 (assuming a quorum is present). However, because none of the proposals to be voted on at the Janus special meeting are routine matters for which brokers may have discretionary authority to vote, Janus does not expect any broker non-votes at the Janus special meeting.

        As of the close of business on [    •    ], 2017, [    •    ]% of the outstanding shares of Janus common stock were held by Janus directors and executive officers and their affiliates. We currently expect that Janus directors and executive officers will vote their shares of Janus common stock in favor of the above-listed proposals, although none of them has entered into any agreements obligating him or her to do so. As of the record date, [    •    ]% of the outstanding shares of Janus common stock were held by Dai-ichi. Dai-ichi has entered into a voting agreement with Janus and Henderson obligating it to vote all of its shares of Janus common stock "FOR" the Janus merger proposal.

        Closing of the merger is conditioned on approval by Janus stockholders of the Janus merger proposal.

Selected Consolidated Financial Information of Janus

        The following table sets forth selected historical consolidated financial information for Janus, which is reported in accordance with U.S. GAAP. The historical consolidated financial information for each of the years in the three-year period ended December 31, 2015 and the selected historical consolidated balance sheet data as of December 31, 2015 and 2014 have been derived from the audited consolidated financial statements of Janus contained in its annual report on Form 10-K filed with the SEC on February 24, 2016, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial information for each of the years ended December 31, 2012 and 2011 and the selected balance sheet data as of December 31, 2013, 2012, and 2011 have been derived from Janus's audited consolidated financial statements as of and for such years contained in Janus's other reports filed with the SEC, which are not incorporated by reference into this proxy statement/prospectus. The interim unaudited financial information for the six months ended September 30, 2016 and 2015 is derived from Janus's interim unaudited financial statements incorporated by reference into this proxy statement/prospectus. The interim unaudited financial information for the six months ended September 30, 2016 was calculated by taking the unaudited condensed consolidated statements of comprehensive income of Janus for the nine months ended September 30, 2016, contained in its quarterly report on Form 10-Q, and subtracting the unaudited condensed consolidated statements of comprehensive income of Janus for the three months ended March 31, 2016 contained in its quarterly report on Form 10-Q. The same calculation methodology was applied to the six months ended September 30, 2015. The following information should be read together with Janus's consolidated financial statements and the notes related to those financial statements. See "Where You Can Find More Information" beginning on page [    •    ]. Janus's historical consolidated financial information may not be indicative of the future performance of Janus or the combined company. All results of operations presented are continuing operations.

	Year ended December 31,
Selected Consolidated Income Statement Data	2015	2014	2013	2012	2011
	($ millions unless otherwise stated)
Total revenue	1,076.2	953.2	873.9	850.0	981.9
Income before taxes	253.3	257.7	195.5	176.6	232.8
Income tax provision	(94.0)	(102.3)	(73.3)	(64.7)	(79.4)
Net income	159.3	155.4	122.2	111.9	153.4
Non-controlling interests	(3.5)	(1.0)	(7.5)	(9.6)	(10.5)

Net income attributable to Janus	155.8	154.4	114.7	102.3	142.9

Earnings per share attributable to Janus common shareholders
—Basic ($ per share)	0.84	0.82	0.62	0.56	0.78
—Diluted ($ per share)	0.80	0.81	0.62	0.55	0.78

Dividends per share paid to Janus common shareholders ($ per share)	0.35	0.31	0.21	0.29	0.15

	Six months ended September 30,		Nine months ended September 30,
Selected Consolidated Income Statement Data	2016	2015	2016	2015
	($ millions unless otherwise stated)
Total revenue	510.8	545.7	759.3	808.4
Income before taxes	131.2	102.7	192.1	175.7
Income tax provision	(48.0)	(37.9)	(71.9)	(64.7)
Net Income	83.2	64.8	120.2	111.0
Noncontrolling interests	(3.1)	(0.2)	(5.0)	(1.8)
Net income attributable to Janus	80.1	64.6	115.2	109.2

Basic and diluted earnings per share attributable to JCG common shareholders
—Basic ($ per share)	0.43	0.34	0.43	0.34
—Diluted ($ per share)	0.42	0.33	0.42	0.33
Dividends per share paid to Janus shareholders ($ per share)	0.22	0.18	0.22	0.18

	As of September 30,	As of December 31,
Selected Consolidated Balance Sheet Data	2016	2015	2014	2013	2012	2011
($ millions)
Total assets	2,908.7	2,867.7	2,793.2	2,747.3	2,660.4	2,644.0
Long-term debt (including current portion)	405.3	406.1	450.5	544.6	545.1	595.2
Deferred income taxes, net	518.9	498.9	478.4	447.7	436.0	421.7
Other non-current liabilities	54.3	46.2	41.2	32.4	41.8	43.8
Total liabilities	1,161.6	1,177.6	1,199.7	1,229.5	1,182.4	1,209.5
Net assets	1,747.1	1,690.1	1,593.5	1,517.8	1,478.0	1,434.5
Redeemable noncontrolling interests	40.2	21.8	5.4	7.3	42.9	85.4
Total JCG shareholders' equity	1,614.7	1,582.7	1,540.8	1,496.8	1,417.9	1,313.2
Noncontrolling interests	92.2	89.4	47.3	13.7	17.2	35.9
Total equity	1,706.9	1,672.1	1,588.1	1,510.5	1,435.1	1,349.1

Selected Consolidated Financial Information of Henderson

        The following is a summary of Henderson's selected historical consolidated financial data for the periods ended and as at the dates, and on the basis of accounting, as indicated below. You are encouraged to read this information together with the consolidated financial statements of Henderson and the accompanying notes and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Henderson" included elsewhere in this proxy statement/prospectus.

U.S. GAAP Information

        This presentation includes (i) selected historical consolidated financial data for the six months ended June 30, 2016 and 2015 derived from Henderson's unaudited consolidated financial statements for those periods, prepared in accordance with U.S. GAAP, which are included in this proxy statement/prospectus, and (ii) selected historical consolidated financial data for the years ended December 31, 2015 and 2014, derived from Henderson's audited consolidated financial statements for those years, prepared in accordance with U.S. GAAP, which are included elsewhere in this proxy statement/prospectus.

IFRS Information

        This presentation includes (i) selected historical consolidated financial data for the six months ended June 30, 2016 and 2015 derived from Henderson's unaudited consolidated financial statements for those periods, prepared in accordance with IFRS, which are not included in this proxy statement/prospectus, and (ii) selected historical consolidated financial data for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 derived from Henderson's audited consolidated financial statements for those years, prepared in accordance with IFRS, which are not included elsewhere in this proxy statement/prospectus.

        For additional information, see Henderson's consolidated financial statements and the accompanying notes included in this proxy statement/prospectus.

Prepared in Accordance with U.S. GAAP

	Six months ended June 30,		Year ended December 31,
Selected Consolidated Income Statement Data	2016	2015	2015	2014
	($ millions unless otherwise stated)
Total revenue	511.5	559.9	1,155.1	1,105.7
Income before taxes	111.7	193.9	337.5	563.6
Income tax provision	(16.9)	(9.1)	(6.1)	(52.6)
Net income	94.8	184.8	331.4	511.0
Basic and diluted earnings per share from total operations
—Basic ($ per share)	0.09	0.16	0.29	0.45
—Diluted ($ per share)	0.08	0.16	0.28	0.42
Dividends per share paid to equity shareholders (£ per share)	0.072	0.064	0.103	0.090

		As at December 31,
	As at June 30, 2016
Selected Consolidated Balance Sheet Data		2015	2014
	($ millions)
Non-current assets	1,463.6	1,600.4	1,724.0
Total current assets	1,397.9	1,234.8	1,116.6
Total assets	2,861.5	2,835.2	2,840.6
Total current liabilities	849.8	682.1	525.4
Non-current liabilities	135.7	159.2	386.4
Total liabilities	985.5	841.3	911.8
Share Capital	234.4	234.4	235.8
Total shareholders' equity	1,689.2	1,866.9	1,881.5
Non-controlling interests	48.3	44.1	42.9
Total equity	1,737.5	1,911.0	1,924.4

Prepared in Accordance with IFRS

	Six months ended June 30,		Year ended December 31,
Selected Consolidated Income Statement Data	2016	2015	2015	2014	2013	2012	2011
	(£ millions unless otherwise stated)
Gross fee and deferred income	356.8	365.4	756.0	651.2	578.2	656.9	686.1
Net fee income (loss)	278.8	296.1	601.8	518.8	461.3	371.5	421.5
Profit /(loss) before tax from continuing operations	68.4	98.1	167.9	135.6	107.3	76.3	(5.9)
Profit /(loss) after tax from continuing operations	53.1	90.6	161.2	126.9	107.2	84.2	18.4
Profit /(loss) before tax from total operations	68.4	98.1	167.9	283.4	127.4	102.7	13.8
Tax (charge)/credit on total operations	(15.3)	(7.5)	(6.7)	(24.9)	(2.3)	3.7	20.9
Profit /(loss) after tax attributable to owners of the parent	53.1	90.6	161.2	258.5	125.1	106.4	34.7
Basic and diluted earnings per share from continuing operations
—Basic (£ per share)	0.049	0.083	0.147	0.117	0.101	0.081	0.019
—Diluted (£ per share)	0.048	0.079	0.141	0.111	0.094	0.078	0.018
Basic and diluted earnings per share from total operations
—Basic (£ per share)	0.049	0.083	0.147	0.238	0.118	0.103	0.036
—Diluted (£ per share)	0.048	0.079	0.141	0.227	0.110	0.098	0.034
Dividends per share paid to equity shareholders (£ per share)	0.032	0.031	0.103	0.090	0.090	0.0715	0.070

	As at June 30,		As at December 31,
Selected Consolidated Balance Sheet Data	2016	2015	2015	2014	2013	2012	2011
	(£ millions)
Non-current assets	869.3	835.6	865.5	932.8	841.1	944.2	1,096.1
Current assets	1,006.8	811.8	825.5	619.6	517.6	404.0	594.2
Total assets	1,876.1	1,647.4	1,691.0	1,637.2	1,464.5	1,348.2	1,690.3
Current liabilities	735.6	530.7	560.3	342.1	354.7	318.3	565.7
Non-current liabilities	78.6	103.4	83.0	251.1	267.9	248.7	337.2
Total liabilities	814.2	634.1	643.3	619.2	628.2	567.0	902.9
Share Capital	141.5	142.6	141.5	142.4	140.4	139.3	137.2
Equity attributable to equity holder of the parent	1,045.1	1,005.2	1,037.1	1,016.1	832.2	780.6	787.0
Non-controlling interests	16.8	8.1	10.6	1.9	4.0	0.6	0.4
Total equity	1,061.9	1,013.3	1,047.7	1,018.0	836.3	781.2	787.4

Summary Unaudited Pro Forma Condensed Combined Financial Information

        The following table shows summary unaudited pro forma condensed combined financial information, which Janus and Henderson refer to as the summary pro forma financial information, about the financial condition and results of operations of the combined company, after giving effect to the merger, which were prepared using the acquisition method of accounting with Henderson designated as the accounting acquirer of Janus. The following information has not been adjusted to give effect to the share consolidation described in this proxy statement/prospectus. See "The Merger—Accounting Treatment" beginning on page [    •    ] and see "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page [    •    ] for more information.

        The summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the unaudited operating results or financial position that would have occurred if the merger had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the summary pro forma financial information includes adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes to the information presented. The summary pro forma financial information does not include estimated cost or growth synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, including those that may be required by regulatory or governmental authorities in connection with the merger, or impacts of merger related change in control provisions that are currently not factually supportable and/or probable of occurring.

Income Statement Data ($ in millions, except per share data)	For the fiscal year ended December 31, 2015	For the six months ended June 30, 2016
Revenues:
Management fees	$1,828.4	$885.8
Performance fees	141.0	8.6
Other revenue	261.9	127.9

Total revenue	$2,231.3	$1,022.3

Operating expenses:
Employee compensation and benefits	841.2	405.3
Distribution expenses	376.6	179.2
Amortization and depreciation	70.9	36.3
Investment administration	54.4	26.3
Information technology	42.0	24.9
Office expenses	45.6	22.0
Other expenses	179.9	78.2

Total operating expenses	$1,610.6	$772.2

Operating income	$620.7	250.1
Interest expense	(39.2)	(11.7)
Investment gain/(losses), net	48.7	7.7
Other non-operating (expense)/income, net	3.8	(0.4)
Loss on early extinguishment of debt	(36.3)	—

Income before taxes	597.7	245.7
Income tax provision	(98.9)	(65.0)

Net income	498.8	180.7
Non-controlling interests	(5.1)	(0.1)
Net income attributable to parent	$493.7	$180.6

Earnings per share attributable to common shareholders
Basic	0.26	0.09
Diluted	0.25	0.09

Balance Sheet Data ($ in millions)	As of June 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	540.8
Investment securities	389.0
Accrued income	257.6
Assets of consolidated VIEs:
Cash and cash equivalents	46.4
Investment securities	378.6
Other current assets	17.3
Other current assets	685.5
Total current assets	2,315.2
Non-current assets:
Property and equipment, net	88.4
Intangible assets, net	3,139.3
Goodwill	1,411.4
Equity method investments	0.9
Retirement benefit asset, net	175.7
Other non-current assets	21.2

Total non-current assets	4,836.9

Total assets	$7,152.1

LIABILITIES AND EQUITY
Current liabilities:
Other accrued liabilities	184.2
Current portion of accrued compensation, benefits and staff costs	243.6
Liabilities of consolidated VIEs:
Other current liabilities	26.0
Current portion of long-term debt	116.6
Other current liabilities	704.2

Total current liabilities	1,274.6
Non-current liabilities:
Deferred tax liabilities, net	925.2
Retirement benefit obligations, net	11.1
Accrued compensation, benefits and staff costs	5.9
Long term debt	322.3
Other non-current liabilities	91.3

Total non-current other liabilities	1,355.8
Total liabilities	$2,630.4

Redeemable non-controlling interests	$178.7

Equity:
Common stock	365.9
Additional paid in capital	3,684.9
Treasury shares	(155.6)
Accumulated other comprehensive income, net of tax	(331.8)
Retained earnings	646.9

Total shareholders' equity	$4,210.3

Non-controlling interests	132.7

Total equity	$4,343.0

Total liabilities, redeemable non-controlling interests and equity	$7,152.1

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE INFORMATION

        The following table summarizes unaudited per share information for Henderson and Janus on a historical basis and unaudited pro forma combined basis for Henderson and Janus reflecting the merger and related transactions and adjustments. The following information has not been adjusted to give effect to the share consolidation described in this proxy statement/prospectus. The following information should be read in conjunction with the audited consolidated financial statements and accompanying notes of Henderson and Janus, and the unaudited pro forma condensed combined financial statements beginning on page [    •    ]. The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of what the operating results or financial position would have been if the merger had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined companies. The historical earnings per share, dividends per share and book value per share of Henderson and Janus shown in the table below are derived from their audited consolidated financial statements as of and for the years ended December 31, 2015, and unaudited consolidated financial statements as of and for the six months ended June 30, 2016 in respect of Henderson and as of and for the six months ended September 30, 2016 in respect of Janus.

        The historical book value per share is computed by dividing total shareholders' equity by the number of shares outstanding at the end of the period, excluding any shares held in treasury. The unaudited pro forma combined earnings per share from continuing operations is computed by dividing the pro forma earnings from continuing operations available to holders of shares by the pro forma weighted-average number of shares outstanding of Henderson plus the actual number of shares outstanding for Janus multiplied by the exchange ratio. The unaudited pro forma combined book value per share is computed by dividing total pro forma shareholders' equity by the pro forma number of shares outstanding at the end of the period. Pro forma per share information is presented as if the merger and related transactions and adjustments occurred as of the date of the historical financial statements.

	As of or for the six months ended June 30, 2016(2)	As of or for the fiscal year ended December 31, 2015
Henderson—Historical
Historical per Henderson ordinary share:
Diluted earnings per share from continuing operations	$0.08	$0.28
Cash dividends declared per share	£0.072	£0.095
Book value per share	$1.55	$1.72
Janus—Historical(1)
Historical per Janus share of common stock:
Diluted earnings per share from continuing operations	$0.42	$0.80
Cash dividends declared per share	$0.22	$0.35
Book value per share	$8.84	$8.62
Unaudited Pro Forma Combined
Diluted earnings per share from continuing operations	$0.09	$0.25
Cash dividends declared per share(3)	$0.103	$0.145
Book value per share(1)	$2.18	n/a

(1)
Pro forma book value per share is only calculated for the June 30, 2016 combination date.

(2)
As of the six months ended September 30, 2016 for Janus data.

(3)
Henderson historical data translated at £ / $ average rate for the period.

 COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

        Henderson ordinary shares are listed on the LSE under the symbol "HGG". Janus shares of common stock are listed on the NYSE under the symbol "JNS". The table below sets forth, for the periods indicated, the high and low closing prices per share reported on the LSE and on the NYSE, as applicable.

	Henderson Ordinary Shares (£)		Janus Common Stock ($)
	High	Low	High	Low
2016
November (through November 18, 2016)	2.455	2.185	14.18	12.36
October	2.707	2.315	15.70	12.65
September	2.452	2.286	14.78	13.78
August	2.538	2.3	15.00	14.54
July	2.31	1.981	15.10	13.63
June	2.672	1.95	15.42	13.14
Fourth Quarter (through November 18, 2016)	2.707	2.185	15.70	12.36
Third Quarter	2.538	1.981	15.1	13.63
Second Quarter	2.692	2.185	15.71	13.14
First Quarter	3.008	2.146	14.69	11.47
2015
Fourth Quarter	3.12	2.575	16.01	13.37
Third Quarter	2.941	2.418	17.29	13.29
Second Quarter	3.016	2.61	18.75	16.66
First Quarter	2.929	2.063	18.59	15.56
2014
Fourth Quarter	2.25	1.846	16.47	13.40
Third Quarter	2.574	2.023	15.89	11.08
Second Quarter	2.703	2.312	12.91	10.40
First Quarter	2.633	2.181	12.99	10.32
2013	2.286	1.323	12.50	8.09
2012	1.327	0.9055	9.55	6.60
2011	1.731	0.9505	14.54	5.63

        The table below sets forth, for the periods indicated, the dividends declared on Henderson ordinary shares and on shares of Janus common stock.

	Henderson Ordinary Shares (£)	Janus Common Stock ($)
	Dividend	Dividend
2016
Fourth Quarter	—	[•]
Third Quarter	0.032	0.11
Second Quarter	0.072	0.11
First Quarter	—	0.09
2015
Fourth Quarter	—	0.09
Third Quarter	0.031	0.09
Second Quarter	0.064	0.09
First Quarter	—	0.08
2014
Fourth Quarter	—	0.08
Third Quarter	0.026	0.08
Second Quarter	0.0585	0.08
First Quarter	—	0.07

        The following table presents trading information for Henderson ordinary shares on the LSE and for shares of Janus common stock on the NYSE on (1) September 30, 2016, the last trading day before the date of public announcement of the execution of the merger agreement, and (2) [    •    ], 2017, the latest practicable trading date before the date of this proxy statement/prospectus.

	Henderson Ordinary Shares (pence)			Janus Common Stock ($)
	High	Low	Close	High	Low	Close
September 30, 2016	233.70	224.30	232.00	14.09	13.82	14.01
[•], 2017	[•]	[•]	[•]	[•]	[•]	[•]

        The value of the Henderson ordinary shares to be issued as consideration in the merger will change as the market price of Henderson ordinary shares fluctuates, and therefore will likely be different from the prices set forth above at the time you receive your Henderson ordinary shares. See the section in this proxy statement/prospectus titled "Risk Factors—Risks Related to the Merger—Janus Stockholders cannot be sure of the value of the merger consideration they will receive."

 EXCHANGE RATE INFORMATION

        For your convenience, this proxy statement/prospectus contains translations of pounds sterling amounts into U.S. dollars. These translations have been made at the spot rate for the specified day as reported from Reuters. These translations have been provided solely for your convenience and are not representations that the pounds sterling amounts actually represent these U.S. dollar amounts or could be converted to U.S. dollars at the rates indicated.

        The exchange rate for pounds sterling on [    •    ], 2017, the latest practicable date prior to the date of this proxy statement/prospectus, was $[    •    ] per pound sterling as reported from Reuters.

        The following tables set forth, for the periods indicated, information concerning the exchange rate, expressed in U.S. dollars per pound sterling as reported from Bloomberg.

Average Rate for the Period(1)
Annual data (Year ended December 31)
2011	1.60652
2012	1.58984
2013	1.57075
2014	1.647215
2015	1.527946
2016 (through October 31)	1.37616

Note:

(1)
The average of the exchange rate on the last business day of each month during the period.

	High	Low
Monthly data
May 2016	1.43485	1.4717
June 2016	1.3148	1.4807
July 2016	1.2882	1.3324
August 2016	1.28775	1.3325
September 2016	1.2952	1.343
October 2016	1.2131	1.2837

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus contains "forward-looking statements." In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," "target," similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about consummation of the merger and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the merger or to make or take any filing or other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to numerous risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the closing of the merger on anticipated terms and timing, including obtaining required shareholder approvals, anticipated tax treatment, unforeseen liabilities, failure to obtain board and shareholder approval from the Janus U.S. mutual funds for new investment advisory agreements, failure to obtain regulatory approvals and other conditions to the closing of the merger, (ii) risks related to the operation of the combined business, including macro-economic conditions, investment performance, operation of an international business, exchange rate fluctuations, failure or breach of security systems, indebtedness, continued availability of capital and financing and rating agency actions, managing expenses, operational losses, future prospects and business and management strategies for the management, expansion and growth of the combined company's operations, (iii) the ability of Janus and Henderson to integrate their businesses successfully and to achieve anticipated synergies, (iv) potential litigation relating to the merger, (v) the risk that disruptions from the merger will harm Janus's or Henderson's business, including current plans and operations, (vi) the ability of Janus or Henderson to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or closing of the merger, (viii) termination of existing investment advisory agreements, (ix) political, legislative, regulatory and economic developments, (x) potential business uncertainty, including changes to existing business relationships, during the period before closing of the merger that could affect Janus's and/or Henderson's financial performance, (xi) certain restrictions during the period before closing of the merger that may impact Janus's or Henderson's ability to pursue certain business opportunities or strategic transactions and (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management's response to any of the aforementioned factors. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Janus's or Henderson's assets under management, consolidated financial condition, results of operations or liquidity. The information contained herein speaks as of the date hereof. Neither Janus nor Henderson assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus or Henderson anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under "Risk Factors" starting on page [    •    ].

RISK FACTORS

Risks Related to the Combined Business of Janus and Henderson

Janus's and Henderson's results of operations and financial condition are, and the combined company's results of operations and financial condition will be, primarily dependent on the value, composition and relative investment performance of their collective investment products.

        Any decrease in the value, relative investment performance or amount of assets under management will cause a decline in revenue and negatively impact operating results and the financial condition of Janus Henderson. Assets under management may decline for various reasons, many of which will not be under the control of Janus Henderson.

        Factors that could cause assets under management and revenue to decline include the following:

  •
  Declines in equity markets.  Janus's assets under management are concentrated in the U.S. equity markets (approximately 52.4% of Janus's assets under management at September 30, 2016) and, to a lesser extent, in the international equity markets (approximately 22.8% of Janus's assets under management at September 30, 2016). Henderson's assets under management (excluding global portfolios) are concentrated in the European equity markets (approximately 34% of Henderson's assets under management at September 30, 2016) and to a lesser degree in the U.S. (approximately 5% of Henderson's assets under management at September 30, 2016) and Australian equity markets (approximately 2% of Henderson's assets under management at September 30, 2016). Equity securities may decline in value as a result of many factors, including an issuer's actual or perceived financial condition and growth prospects, investor perception of an industry or sector, changes in currency exchange rates, changes in regulations and geopolitical and economic risks. While Janus Henderson's assets under management will, following the merger, be more geographically diverse than the assets under management of either Janus or Henderson on a stand-alone basis, declines in the equity markets as a whole, or in the market segments in which Janus or Henderson investment products are concentrated, may cause assets under management of the combined company to decrease.

  •
  Declines in fixed income markets.  Henderson has significant assets under management in U.K., European and Australian fixed income securities (approximately 27% of Henderson assets under management at September 30, 2016). Janus has significant assets under management in U.S. fixed income securities (approximately 22.7% of Janus assets under management at September 30, 2016). Fixed income investment products may decline in value as a result of many factors, principally increases in interest rates, changes in currency exchange rates, changes in relative yield among instruments with different maturities, geopolitical and general economic risks, available liquidity in the markets in which a security trades, an issuer's actual or perceived creditworthiness, or an issuer's ability to meet its obligations.

  •
  Relative investment performance.  Janus's and Henderson's investment products are often judged on their performance as compared to benchmark indices or peer groups, as well as being judged on an absolute return basis. Any period of underperformance of investment products relative to peers may result in the loss of existing assets and affect the ability of Janus and Henderson to attract new assets. In addition, at September 30, 2016 approximately 33% of Janus's assets under management and 30% of Henderson's assets under management were subject to performance fees. Performance fees are based either on each product's investment performance as compared to an established benchmark index or on its positive absolute return over a specified period of time. If Janus or Henderson investment products subject to performance fees underperform their respective benchmark index or produce a negative absolute return for a defined period, the revenue and thus results of operations and financial condition of Janus or Henderson, respectively, may be adversely affected. In addition, performance fees subject Janus's and

    Henderson's revenue to increased volatility. Further, certain of Janus's U.S. mutual fund contracts, representing approximately 20.3% of Janus's assets under management at September 30, 2016 (which is a subset of the 33% figure cited above), are subject to fulcrum performance fees and as a result, performance fees earned can be negative as well as positive.

Janus Henderson may fail to successfully implement the strategy of the combined business, which could negatively impact the combined company's assets under management, results of operations and financial condition.

        Through the combination of Janus and Henderson, the combined company intends to establish an independent, active asset manager with a globally relevant brand, footprint, investment proposition and client service. No assurance can be given that the combined company will successfully implement this strategy or that this strategy will lead to increased revenue and net income, or to the creation of shareholder value. The failure to successfully implement Janus Henderson's strategy could adversely affect the combined company's assets under management, results of operations and financial condition.

Janus Henderson's revenue and profitability would be adversely affected by any reduction in assets under management as a result of redemptions and other withdrawals from the funds and accounts managed.

        Redemptions or withdrawals may be caused by investors (in response to adverse market conditions or pursuit of other investment opportunities or as a consequence of damage to Janus Henderson's reputation, among other factors) reducing their investments in funds and accounts in general or in the market segments on which Janus Henderson focuses; investors taking profits from their investments; poor investment performance of the funds and accounts managed by Janus Henderson; and portfolio risk characteristics, which could cause investors to move assets to other investment managers. Poor performance relative to competing products provided by other investment management firms tends to result in decreased sales, increased redemptions of fund shares and the loss of or reduction in assets under management in private institutional accounts, with corresponding decreases in revenue. Failure of the Janus Henderson funds and accounts to perform well could, therefore, have a material adverse effect on the results of operations and financial condition of the combined company.

Janus Henderson will operate in a highly competitive environment and revenue from fees may be reduced.

        The investment management business is highly competitive and has relatively low barriers to entry. In addition, established firms as well as new entrants to the asset management industry have, in recent years, expanded their application of technology, including through the use of robo-advisers, in providing services to clients. Janus's and Henderson's traditional fee structures may be subject to downward pressure due to these factors. Moreover, in recent years there has been a trend toward lower fees in the investment management industry, as evidenced by the movement toward passively managed mutual funds and the growth of lower cost funds such as exchange traded, smart beta and quant funds. Fees for actively managed investment products may come under increased pressure if such products fail to outperform returns for comparable passively managed products or as a consequence of regulatory intervention. Fee reductions on existing or future new business as well as changes in regulations pertaining to fees could adversely affect the combined company's results of operations and financial condition. Additionally, Janus Henderson will compete with investment management companies on the basis of investment performance, fees, diversity of products, distribution capability, reputation and the ability to develop new investment products to meet the changing needs of investors. Failure to adequately compete could adversely affect the combined company's assets under management, results of operations and financial condition.

The combined company's results will be dependent on its ability to attract and retain key personnel.

        The investment management business is highly dependent on the ability to attract, retain and motivate highly skilled and often highly specialized technical, executive, sales and investment management personnel. The market for qualified investment and sales professionals is extremely competitive and is characterized by the frequent movement of portfolio managers, analysts and salespeople among different firms. Any changes to management structure, shifts in corporate culture, changes to corporate governance authority, or adjustments or reductions to compensation, any of which may occur as a result of the merger, could affect the combined company's ability to retain key personnel and could result in legal claims. If Janus Henderson is unable to retain key personnel, particularly those personnel responsible for managing client funds that account for a high proportion of Janus Henderson's revenue, it could adversely affect the combined company's assets under management, results of operations and financial condition.

The combined company will be dependent upon third-party distribution channels to access clients and potential clients.

        Janus Henderson's ability to market and distribute its investment products is significantly dependent on access to the client base of insurance companies, defined contribution plan administrators, securities firms, broker-dealers, financial advisors, multi-managers, banks and other distribution channels. These companies generally offer their clients various investment products in addition to, and competitive with, products offered by Janus and Henderson. Further, Janus's separate account business uses referrals from financial planners, investment advisers and other professionals. Janus and Henderson cannot be certain that the combined company will continue to have access to these third-party distribution channels or have an opportunity to offer some or all of its investment products through these channels. In addition, Janus's and Henderson's existing relationships with third-party distributors and access to new distributors could be adversely affected by recent consolidation within the financial services industry. Consolidation may result in increased distribution costs, a reduction in the number of third parties distributing Janus's and Henderson's investment products or increased competition to access third-party distribution channels. The inability to access clients through third-party distribution channels could adversely affect the combined company's business prospects, assets under management, results of operations and financial condition.

Illiquidity in certain securities in which Janus Henderson invests may negatively impact the financial condition of the combined company's investment products, and may impede the ability of Janus Henderson funds to effect redemptions.

        Janus Henderson is exposed to the risk that some of its funds or mandates invest in certain securities or other assets in which the secondary trading market is illiquid or in which there is no secondary trading market at all. Illiquidity may occur with respect to the securities of a specific issuer, of issuers within a specific industry or sector, of issuers within a specific geographic region or regions, with respect to an asset class or an investment type, or with respect to the market as a whole. An illiquid trading market may increase market volatility and may make it impossible for funds or mandates to sell investments promptly without suffering a loss. This may have an adverse impact on the investment performance of such funds and mandates and on the assets under management, revenues and results of operations of Janus Henderson.

        Investors in certain funds managed by Janus Henderson have contractual terms that provide for a shorter notice period than the time period during which these funds may be able to sell underlying investments within the fund. This liquidity mismatch may be exacerbated during periods of market illiquidity and, in circumstances in which there are high levels of investor redemptions, it may be necessary for Janus Henderson to impose "gates" on redeeming investors, suspend redemptions or create "sidepockets". Such actions may increase the risk of legal claims by investors, regulatory investigation and/or fines and adversely affect the reputation of Janus Henderson.

INTECH's investment process is highly dependent on key employees and proprietary software.

        INTECH's investment process (which relates to approximately 24.2% of Janus's assets under management as of September 30, 2016) is based on complex and proprietary mathematical models that seek to outperform various indices by capitalizing on the volatility in stock price movements while controlling trading costs and overall risk relative to the index. The maintenance of such models for current products and the development of new products is highly dependent on certain key INTECH employees. If INTECH is unable to retain key personnel or properly transition key personnel responsibilities to others, if the mathematical investment strategies developed by INTECH fail to produce the intended results, or if errors occur in the development or implementation of INTECH's mathematical models, INTECH may not be able to maintain its historical level of investment performance, which could adversely affect Janus Henderson's assets under management, results of operations and financial condition and could also result in legal claims against Janus Henderson or regulatory investigations in respect of its operations.

Changes in the value of seeded investment products could affect Janus Henderson's non-operating income or earnings and could increase the volatility of its earnings.

        Janus and Henderson periodically add new investment strategies to their respective investment product offerings and provide the initial cash investment or "seeding" to facilitate the launch of the product. Janus or Henderson may also provide substantial supplemental capital to an existing investment product in order to accelerate the growth of a strategy and attract outside investment in the product. A decline in the valuation of these seeded investments could negatively impact Janus Henderson's earnings and financial condition.

The global scope of Janus Henderson's business will subject the combined company to exchange rate risk that may adversely impact the combined company's revenue and income.

        Henderson generates, and, following consummation of the merger, Janus Henderson will generate, a substantial portion of its revenue in pounds sterling, euro and Australian dollars. As a result, Janus Henderson will be subject to foreign currency exchange risk relative to the U.S. dollar, Janus Henderson's financial reporting currency, through its non-U.S. operations. Fluctuations in the exchange rates to the U.S. dollar may affect Janus Henderson's financial results from one period to the next. In addition, the combined company will have risk associated with the foreign exchange revaluation of balances held by certain subsidiaries for which the local currency is different than the combined company's functional currency.

The global scope of Janus Henderson's business will subject the combined company to market-specific political, economic and other risks that may adversely impact the combined company's revenue and income generated overseas.

        The combined company's global portfolios and revenue derived from managing these portfolios will be subject to significant risks of loss as a result of political, economic, and diplomatic developments, currency fluctuations, social instability, changes in governmental policies, expropriation, nationalization, asset confiscation and changes in legislation related to non-U.S. ownership. Political events in any country or region could result in significant declines in equity and/or fixed income securities exposed to such a country or region and, to the extent that Janus Henderson has a concentration of assets under management in such a country or region could result in a material adverse effect on the assets under management, results of operations and financial condition of the combined company. In addition, international trading markets, particularly in some emerging market countries, are often smaller, less liquid, less regulated and significantly more volatile than those in the U.S. As the combined company's business grows in non-U.S. markets, any ongoing and future business, political, economic or social unrest affecting these markets may have a negative impact on the long-term investment climate in these and other areas and, as a result, on Janus Henderson's assets under management and the corresponding revenue and income generated from these markets may be negatively affected.

Janus Henderson will operate in an industry that is highly regulated in many countries, and any enforcement action or adverse changes in the laws or regulations governing its business could adversely affect its results of operations or financial condition.

        Like all investment management firms, Janus Henderson's activities will be highly regulated in almost all countries in which it conducts business. The combined company will be subject to regulation in the U.S., the U.K., Europe, Australia and in other international markets, including regulation by the SEC, FINRA, the Commodities Future Trading Commission, which we refer to as the CFTC, the National Futures Association, which we refer to as the NFA, the Australian Securities and Investments Commission, and the FCA in the U.K. Subsidiaries operating in the European Union, which we refer to as the EU, are subject to various EU Directives, which are implemented by member state national legislation. Janus Henderson's operations elsewhere in the world are regulated by similar regulatory organizations. See the section entitled "Business of Henderson—Regulation" in this proxy statement/prospectus and the section entitled "Business—Regulation," in Janus's Annual Report on Form 10-K for the fiscal year end December 31, 2015, incorporated by reference herein.

        Laws and regulations applied at the national, state or provincial and local level generally grant governmental agencies and industry self-regulatory authorities broad administrative discretion over Janus Henderson's activities, including the power to limit or restrict its business activities, conduct examinations, risk assessments, investigations and capital adequacy reviews, and impose remedial programs to address perceived deficiencies. As a result of regulatory oversight, Janus Henderson could face requirements which negatively impact the way in which it conducts business, increase compliance costs, impose additional capital requirements and/or involve enforcement actions which could lead to sanctions up to and including the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of its business organizations or key personnel, or the imposition of fines and censures on it or its employees. Judgments or findings of wrongdoing by regulatory or governmental authorities, or in private litigation against Janus Henderson, could affect its reputation, increase its costs of doing business and/or negatively impact revenues, any of which could have an adverse impact on Janus Henderson's results of operations or financial condition.

        Janus Henderson may also be adversely affected as a result of new or revised legislation or regulations, or by changes in the interpretation or enforcement of existing laws and regulations. The costs and burdens of compliance with these and other current and future reporting and operational requirements and regulations have increased significantly and may continue to increase the cost of offering mutual funds and other investment products, which could adversely affect Janus Henderson's assets under management, results of operations and financial condition.

        The regulatory environment in which Janus Henderson operates frequently changes and has seen a significant increase in regulation in recent years. Various changes in laws and regulations have been enacted or otherwise developed in multiple jurisdictions globally in response to the crisis in the financial markets that began in 2007. Various other proposals remain under consideration by legislators, regulators, and other government officials and other public policy commentators. Certain enacted provisions and certain other proposals are potentially far reaching and, depending upon their implementation, could have a material impact on Janus Henderson's business. While certain of these provisions appear to address perceived problems in the banking sector, some will or may be applied more broadly and affect other financial services companies, including investment managers. Janus

Henderson may be adversely affected as a result of the new or revised legislation or regulations or by changes in the interpretation or enforcement of existing laws and regulations.

Proposed Changes in the U.S. Regulatory Framework

        In the U.S., the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as the Dodd-Frank Act, was signed into law in July 2010. Certain provisions have required Janus and/or Henderson, and other provisions will or may require Janus Henderson, to change or impose new limitations on the manner in which it conducts business; they also have increased regulatory burdens and related compliance costs, and will or may continue to do so. Moreover, the Dodd-Frank Act mandated many regulatory studies, some of which pertain directly to the investment management industry, which could lead to additional legislation or regulation.

        In December 2014, the Chairperson of the SEC announced a comprehensive agenda for regulatory change governing the U.S. asset management industry and directed SEC staff to develop a five-part series of new regulations addressing the topics of enhanced portfolio reporting, liquidity risk management, leverage and use of derivatives, adviser wind up and stress testing for funds and advisers. When finalized during 2016 or later, these new industry rules can be expected to add additional reporting and compliance costs and may affect the development of new products. Janus Henderson believes these proposals could increase operational and compliance costs.

        The U.S. Department of Labor has adopted regulations that, when effective on April 10, 2017, will treat as fiduciaries any person who provides investment advice or recommendations to employee benefit plans, plan fiduciaries, plan participants, plan beneficiaries, Individual Retirement Accounts, which we refer to as IRAs, or IRA owners. The proposal will have wide-ranging consequences for Janus Henderson and its U.S. distribution partners and product line. Under the new rules, firms and individuals who recommend financial products to retirement investors would be required to act in the best interest of the investor and, to receive variable compensation, would be required to enter into a contract with clients and produce complex disclosure documents intended to highlight financial conflicts of interest that may arise from the compensation the financial adviser receives from firms like Janus Henderson.

Proposed Changes in the European Union Regulatory Framework

        The European Union has promulgated or is considering various new or revised directives pertaining to financial services, including investment managers. Such directives are progressing at various stages, and have been, are being, or will or would be implemented by national legislation in member states. The Alternative Investment Fund Manager Directive, which we refer to as AIFMD, is an example of such regulation, as is the Markets in Financial Instruments Directive II, which we refer to as MiFID II, which seeks to promote a single market for wholesale and retail transactions in financial instruments. MiFID II addresses the conduct of business rules for intermediaries providing investment services and the effective, efficient and safe operation of financial markets. Key elements of MiFID II in relation to investor protection measures include changes to the extent to which retrocessions may be paid and the use of trading commissions to fund research.

        Implementing legislation in member states has, among other elements, imposed restrictions on the marketing and sale within the EU of private equity and other alternative investment funds sponsored by non-EU managers. Various regulators promulgated or are considering other new disclosure or suitability requirements pertaining to the distribution of investment funds and other investment products, including enhanced standards and requirements pertaining to disclosures made to retail investors at the point of sale. As with the Dodd-Frank Act, Janus and Henderson do not believe implementation of these directives will fundamentally change the asset management industry or cause Janus Henderson to reconsider its fundamental strategy, but certain provisions have required Janus and/or Henderson, and other provisions will or may require Janus Henderson, to change or impose new limitations on the manner in which it conducts business; they also have increased regulatory burdens and compliance costs, and will or may continue to do so. Certain provisions may have unintended adverse consequences on the liquidity or structure of the financial markets. Similar developments are being implemented or considered in other jurisdictions where Janus Henderson does business; such developments could have similar effects.

        The full impact of potential legal and regulatory changes or possible enforcement proceedings on the Janus Henderson business cannot be predicted. Such changes have imposed, and may continue to impose, new compliance costs and/or capital requirements, including costs related to information technology systems, or may impact Janus Henderson in other ways that could have an adverse impact on Janus Henderson's results of operations or financial condition. Similarly, regulatory enforcement actions which impose significant penalties or compliance obligations or which result in significant reputational harm could have similar adverse effects on Janus Henderson. Moreover, certain legal or regulatory changes could require Janus Henderson to modify its strategies, businesses or operations, and it may incur other new constraints or costs, including the investment of significant management time and resources in order to satisfy new regulatory requirements or to compete in a changed business environment. In recent years, certain regulatory developments have also added pressures regarding fee levels. In addition, the recent presidential election in the U.S., and upcoming elections in Europe, have created additional uncertainty as to the future regulatory environment and how it may impact Janus Henderson.

        To the extent that existing or future regulations affecting the sale of Janus Henderson products and services or investment strategies cause or contribute to reduced sales or increased redemptions of its products, impair the investment performance of its products or impact its product mix, Janus Henderson's aggregate assets under management, results of operations or financial condition might be adversely affected.

Janus Henderson may have increased regulatory capital requirements imposed on it by regulators which could negatively impact the combined company's ability to return capital or pay dividends to shareholders or its results of operations and financial condition.

        Janus's and Henderson's regulators typically have broad discretion to impose increased regulatory capital requirements on the regulated entities in their respective groups. It is possible that the regulatory capital requirements that the Janus and Henderson businesses are subject to currently may be subject to change and could increase as a result on the merger (among other factors). The imposition of increased regulatory capital requirements could negatively impact the combined company's ability to return capital or pay dividends to shareholders, restrict its ability to make future acquisitions or, should the company be required to raise additional capital, its results of operations and financial condition.

The U.K. electorate voted in favor of a U.K. exit from the EU in a referendum, which could adversely impact Janus Henderson's business, results of operations and financial condition.

        The U.K. Government held an "in-or-out" referendum in June 2016 on the U.K.'s membership in the EU. The U.K. electorate voted in favor of a U.K. exit from the EU, which we refer to as Brexit. Subject to a possible delay as a result of an ongoing court challenge to the U.K. Government's power to give notice to the EU of the U.K.'s intention to leave, without a vote in parliament, it is expected that a process of negotiation will commence in the first part of 2017 to determine the terms of the U.K.'s exit from the EU and, possibly, transitional arrangements pending any agreement on the U.K.'s future relationship with the EU. At present, it is not possible to predict the outcome of those negotiations or their wider impact on the EU. However, Janus Henderson will be headquartered and tax resident in the U.K. and conduct business in Europe in part through its U.K. subsidiaries, although it also has European subsidiaries. Depending on the terms of Brexit, Janus Henderson could face new regulatory costs and challenges. For instance, U.K. asset management firms could lose their current level of access to the single EU market and the U.K. may no longer benefit from global trade deals negotiated by the EU on behalf of its members. A decline in trade could affect the attractiveness of the U.K. as a global investment center and, as a result, could have a detrimental impact on U.K. growth. Although Janus Henderson will have an international customer base, it could be adversely affected by reduced growth and greater volatility in the pound sterling and the U.K. economy. There could also be changes to U.K. immigration policy as a result of Brexit, which could lead to operations gravitating towards EU member states. Taken together, these factors could lead to a decline in London's role as a global financial center, particularly if financial institutions move their operations to the EU as a result of the EU financial services passport not having been maintained. Any of the foregoing factors could have a material adverse effect on Janus Henderson's business, results of operations or financial condition.

Harm to Janus Henderson's reputation or poor investment performance of Janus Henderson's products could reduce the level of assets under management or affect sales, potentially negatively impacting the combined company's revenue and net income. Janus Henderson's reputation is critical to the success of the combined company.

        Janus and Henderson believe that their respective brand names have been, and continue to be, well received both in the asset management industry and with their respective clients, reflecting the fact that their brands, like their businesses, are based in part on trust and confidence. If the reputation of Janus or Henderson is harmed, by the process of integrating and rebranding the two businesses following the closing of the merger, existing clients may reduce amounts held in, or withdraw entirely from, funds advised by Janus Henderson or funds may terminate or reduce assets under management under their management agreements with Janus Henderson, which could reduce the amount of assets under management of the combined company and cause the combined company to suffer a corresponding loss in revenue and income. The investment performance of Janus Henderson, along with achieving and maintaining superior distribution and client services, is also critical to the success of the business. Strong investment performance has historically stimulated sales of Janus and Henderson investment products. Poor investment performance as compared to third-party benchmarks or competitive products has in the past (for each separate entity), and could in the future, lead to a decrease in sales of investment products managed by Janus Henderson and stimulate redemptions from existing products, generally lowering the overall level of assets under management and reducing management fees. No assurance can be given that past or present investment performance in the investment products Janus or Henderson manage will be indicative of future performance. Any poor investment performance may negatively impact the revenue and net income of Janus Henderson. The reputation of Janus Henderson could also be damaged by factors such as litigation, regulatory action, loss of key personnel, misconduct, operational failures (including any failures during the integration process), mismanagement, loss of client data, fraud (by employees or third parties), failure to manage conflicts of interest or satisfy fiduciary responsibilities, and negative publicity or press speculation (whether or not any such allegations or claims are valid or ultimately disproved, dismissed or withdrawn). The risk of some or all of these factors occurring and damaging the reputation of Janus Henderson may be increased during integration as Janus Henderson works to combine and rationalize the policies, systems and processes relied upon by each of Janus and Henderson. Reputational harm or poor investment performance may cause Janus Henderson to lose current clients and it may be unable to continue to attract new clients or develop new business. If Janus Henderson fails to address, or appears to fail to address, successfully and promptly the underlying causes of any reputational harm or poor investment performance, it may be unsuccessful in repairing any existing harm to its reputation or performance and the combined company's future business prospects would likely be affected.

Failure to establish adequate controls and risk management policies, the circumvention of controls and policies, or fraud could have an adverse effect on the combined company's assets under management, results of operation and financial condition.

        Janus Henderson will have a comprehensive risk management process and will continue to enhance various controls, procedures, policies and systems to monitor and manage risks to its business; however, there can be no assurances that such controls, procedures, policies and systems will successfully identify and manage internal and external risks to the business. Janus Henderson is subject to the risk that its employees, contractors or other third parties may deliberately seek to circumvent established controls to commit fraud or act in ways that are inconsistent with the combined company's controls, policies and procedures (including insider trading). Persistent or repeated attempts involving conflicts of interests, circumvention of policies and controls, fraud or insider trading could have a materially adverse impact on Janus Henderson's reputation and could lead to costly regulatory inquiries.

Failure to properly address conflicts of interest could harm Janus Henderson's reputation, business and results of operations.

        Janus Henderson's business will require continuously managing actual and potential conflicts of interest, including situations where the combined company's services to a particular client conflict, or are perceived to conflict, with the interests of another client or those of Janus Henderson. The risk of actual or potential conflicts of interest occurring may be increased as a result of the merger and it is possible that conflicts between aspects of Janus's and Henderson's existing businesses will be identified during the integration process. The willingness of clients to enter into transactions in which such a conflict might arise may be affected if Janus Henderson fails, or appears to fail, to deal appropriately with conflicts of interest. In addition, potential or perceived conflicts could give rise to litigation or regulatory enforcement actions.

Failure in the operational or risk management processes, systems or infrastructure could harm Janus Henderson's reputation, business and results of operations.

        Janus Henderson's business is highly dependent on the successful and timely execution of complex investment management, operational, risk management and financial processes. Any operational errors or negligence by the employees of, or others acting on behalf of, Janus Henderson or weaknesses in the internal controls over those processes could result in losses for Janus Henderson, a requirement for Janus Henderson to compensate clients for losses suffered and/or regulatory fines. The risk of such operational errors or of weaknesses in internal controls may be increased during the integration process as the businesses of Janus and Henderson are combined and the processes, systems and controls are rationalized.

        The Janus Henderson business is also highly dependent on the integrity, security and reliability of its information technology systems and infrastructure. If any of the critical systems or infrastructure do not operate properly or are disabled, the ability of Janus Henderson to perform effective investment management on behalf of its clients could be impaired. The risk of such systems and infrastructure failing to operate properly will be increased during the integration process while such systems and infrastructure are combined or replaced. In addition, the failure to maintain an infrastructure commensurate with the size and scope of Janus Henderson's business, including any expansion, could impede the combined company's productivity and growth, which could negatively impact assets under management, results of operations and financial condition.

Failure to maintain adequate infrastructure could impede Janus Henderson's productivity and ability to support business growth.

        Janus Henderson's infrastructure, including its technological capacity, data centers and office space, will be vital to the operations and competitiveness of its business. The failure to maintain an infrastructure commensurate with the increased size and scope of Janus Henderson's business, including any expansion, could impede the combined company's productivity and growth, which could negatively impact assets under management, results of operations and financial condition and increase operational risk.

Failure to maintain adequate business continuity plans could have a material adverse impact on Janus Henderson and its products.

        Significant portions of Janus Henderson's business operations and those of its critical third-party service providers will be concentrated in a few geographic areas, including the U.K., U.S., Luxembourg and Australia. Should Janus Henderson, or any of its critical service providers, experience a significant local or regional disaster or other business continuity problem, the combined company's continued success will depend in part on the safety and availability of its personnel, its office facilities, and the proper functioning of its computer, telecommunication and other related systems and operations. The failure by Janus Henderson, or any of its critical service providers, to maintain updated adequate business continuity plans, including backup facilities, which will be more difficult during the integration process due to the changing nature of the business during that period, could impede the combined company's ability to operate in the event of a disruption. This could negatively impact the combined company's assets under management, results of operations and financial condition. Janus and Henderson have developed various backup systems and contingency plans but no assurance can be given that they will be adequate in all circumstances that could arise or that material interruptions and disruptions will not occur. In addition, Janus Henderson will rely to varying degrees on outside vendors for disaster contingency support, and, notwithstanding any due diligence or oversight carried out by Janus Henderson, no assurance can be given that these vendors will be able to perform in an adequate and timely manner. If Janus Henderson, or any of its critical service providers, is unable to respond adequately to such an event in a timely manner, the combined company may be unable to continue its business operations, which could lead to a damaged reputation and loss of customers that results in a decrease in assets under management, lower revenue and reduced net income.

Janus Henderson could be subject to losses and reputational harm if the combined company, or its agents, fail to properly safeguard sensitive and confidential information or as a result of cyberattacks.

        Janus Henderson will be dependent on the continued effectiveness of its information and cyber security policies, procedures and capabilities to protect its computer and telecommunications systems and the data that resides in or is transmitted through such systems. The risk of weaknesses in such policies, procedures and capabilities may be increased during the integration process as the businesses of Janus and Henderson are combined and the policies, procedures and systems are rationalized.

        As part of Janus Henderson's normal operations, the combined company will maintain and transmit confidential information about its clients and employees as well as proprietary information relating to its business operations. Janus and Henderson maintain, and Janus Henderson will maintain, a system of internal controls designed to provide reasonable assurance that fraudulent activity, including misappropriation of assets, fraudulent financial reporting and unauthorized access to sensitive or confidential data, is either prevented or detected on a timely basis. Nevertheless, all technology systems remain vulnerable to unauthorized access and may be corrupted by cyberattacks, computer viruses or other malicious software code, the nature of which threats are constantly evolving and becoming increasingly sophisticated. In addition, authorized persons could inadvertently or intentionally release confidential or proprietary information. Although Janus Henderson will take precautions to password protect and encrypt its mobile electronic hardware, if such hardware is stolen, misplaced or left unattended, it may become vulnerable to hacking or other unauthorized use, creating a possible security risk and resulting in potentially costly actions by Janus Henderson. Breach or other failure of Janus Henderson's technology systems, including those of third parties with which the combined company does business, or failure to timely and effectively identify and respond to any such breach or failure, could result in the loss of valuable information, liability for stolen assets or information, remediation costs to repair damage caused by the incident, additional security costs to mitigate against future incidents and litigation costs resulting from the incident. Moreover, loss of confidential customer identification information could harm Janus Henderson's reputation, result in the termination of contracts by the combined company's existing customers and subject the combined company to liability under laws that protect confidential personal data, resulting in increased costs or loss of revenue. The increasing prevalence and sophistication of cyberattacks generally and the heightened profile of Janus Henderson as a result of its increased scale and breadth of global activities may result in an increase in the volume and sophistication of cyberattacks on Janus Henderson specifically. This may increase the amount of investment that the combined company will need to make to minimize the risk of harm to its business and potentially increase the risk that, despite such investment, the combined company will be a victim of a successful cyberattack. Recent well-publicized security breaches at other companies have exposed failings by companies to keep pace with the threats posed by cyberattackers and have led to enhanced government and regulatory scrutiny of the measures taken by companies to protect against cyberattacks, and may in the future result in heightened cyber security requirements, including additional regulatory expectations for oversight of vendors and service providers which could lead to increased costs or fines or public censure which could lead to a damaged reputation and loss of customers (and a decrease in assets under management, lower revenue and reduced net income) as a result.

Failure to comply with client contractual requirements and/or investment guidelines could negatively impact the combined company's assets under management, results of operations and financial condition.

        Many of the investment management agreements under which the combined company will manage assets or provide services will specify investment guidelines or requirements that Janus Henderson will be required to observe in the provision of its services. Laws and regulations will also impose similar requirements for certain accounts. A failure to follow these guidelines or requirements could result in damage to Janus Henderson's reputation or in clients seeking to recover losses, withdrawing their assets or terminating their contracts, any one of which could cause revenues and profitability to decline. In addition breach of these investment guidelines or requirements could result in regulatory investigation, censure and/or fine. The risk of breach of such investment guidelines or requirements may be increased during the integration process as the businesses of Janus and Henderson are combined.

Janus Henderson may be subject to claims of lack of suitability.

        If clients of Janus Henderson suffer losses on funds or investment mandates managed by the combined company, they may seek compensation from Janus Henderson on the basis of allegations that the funds and/or investment mandates were not suitable for such clients or that the fund prospectuses or other marketing materials contained material errors or were misleading. Despite the controls relating to disclosure in fund prospectuses and marketing materials, it is possible that such action may be successful, which in turn could adversely affect the business, financial condition and results of operations of the combined company. Any claim for lack of suitability may also result in regulatory investigation, censure and/or fine and may damage the reputation of Janus Henderson.

Janus Henderson's business may be vulnerable to failures of support systems and client service functions provided by third-party vendors.

        Janus Henderson's client service capabilities as well as its ability to obtain prompt and accurate securities pricing information and to process client transactions and reports will be significantly dependent on communication and information systems and services provided by third-party vendors. The ability to consistently and reliably obtain securities pricing information, process client transactions and provide reports and other client services to the shareholders of funds and other investment products managed by Janus Henderson will be essential to the combined company's operations. Any delays, errors or inaccuracies in obtaining pricing information, processing client transactions or providing reports, and any other inadequacies in other client service functions could impact client relationships, result in financial loss and potentially give rise to regulatory action and claims against Janus Henderson. A failure of third-party systems or services could adversely affect Janus Henderson's assets under management, results of operations and financial condition.

The failure of one of Janus Henderson's third-party service providers or other key vendors to fulfill its obligations could have a material adverse effect on the combined company's reputation or business, which could negatively impact the combined company's assets under management, results of operations and financial condition.

        Janus Henderson will depend on third-party service providers and other key vendors for various fund administration, accounting, custody, risk analytics, market data, market indices and transfer agent roles, and other distribution and operational needs. If Janus Henderson's third-party service providers or other key vendors fail to fulfill their obligations, experience service interruptions or otherwise provide inadequate service, it could lead to operational and regulatory problems, including with respect to certain of the combined company's products, which could result in losses, enforcement actions, or reputational harm and which could negatively impact the combined company's, assets under management, results of operations and financial condition.

Janus's and Henderson's businesses are dependent on investment management agreements that are subject to termination, non-renewal or reductions in fees.

        Janus and Henderson derive revenue from investment management agreements with investment funds, institutional and other investors. With respect to investment management agreements with U.S. mutual funds, these agreements may be terminated by either party with notice, or in the event of an "assignment" (as defined in the Investment Company Act), and must be approved and renewed annually by the independent members of each fund's board of directors or trustees or its shareowners, as required by law. In addition, the board of directors or trustees of certain investment funds and institutional and other investors generally may terminate their investment management agreements upon written notice for any reason and without penalty. Such U.S. mutual funds, investments funds or other investors may choose to exercise such termination rights as a result of the uncertainty caused by the merger or if the employees with whom they have a relationship leave the business during or following the integration process. The termination of or failure to renew one or more of these agreements or the reduction of the fee rates applicable to such agreements could have a material adverse effect on the combined company's assets under management, results of operations and financial condition.

Janus Henderson could be impacted by counterparty or client defaults.

        In periods of significant market volatility, the deteriorating financial condition of one financial institution may materially and adversely impact the performance of others. Janus and Henderson, and the funds and accounts they manage, have exposure to many different counterparties, and routinely execute transactions with counterparties across the financial industry. Following the closing of the merger, Janus Henderson will have a greater exposure to such counterparties than Janus or Henderson on a standalone basis and, following the integration process, the concentration of its exposure to certain of those counterparties may increase. Janus Henderson, and the funds and accounts it manages, may be exposed to credit, operational or other risk in the event of a default by a counterparty or client, or in the event of other unrelated systemic market failures.

Janus Henderson's indebtedness could adversely affect its financial condition and results of operations.

        Janus Henderson's indebtedness could limit its ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt servicing requirements or other purposes. Debt servicing requirements will increase Janus Henderson's vulnerability to adverse economic, market and industry conditions; limit Janus Henderson's flexibility in planning for or reacting to changes in business operations or to the asset management industry overall; and place Janus Henderson at a disadvantage in relation to competitors that have lower debt levels. Any or all of the above events and factors could adversely affect Janus Henderson's assets under management, results of operations and financial condition.

Janus Henderson could be adversely impacted by changes in assumptions used in calculating pension assets and liabilities.

        Henderson provides retirement benefits for its current and former employees in the U.K. through the Henderson Group Pension Scheme, which we refer to as the U.K. Pension Scheme. The U.K. Pension Scheme operates a number of defined benefit sections, which closed to new entrants on November 15, 1999, and a money purchase section. As at December 31, 2014, the U.K. Pension Scheme had a funding deficit of £29 million on a technical provisions basis. On the IAS19 accounting basis the U.K. Pension Scheme showed a surplus of £121.9 million as at December 31, 2015.

        Henderson may be required to increase its contributions in the future to cover any increased funding shortfall and/or expenses in the U.K. Pension Scheme, which could adversely impact Janus Henderson's results and financial condition.

        The following issues could adversely affect the funding of the defined benefits under the U.K. Pension Scheme and materially affect Janus Henderson's funding obligations: (i) poorer than anticipated investment performance of pension fund investments; (ii) the trustees of the U.K. Pension Scheme switching investment strategy to one with a lower weighting of return-seeking assets; (iii) changes in the corporate bond yields which are used in the measurement of the U.K. Pension Scheme's liabilities; (iv) longer life expectancy (which will make pensions payable for longer and therefore more expensive to provide, whether paid directly from the U.K. Pension Scheme or secured by the purchase of annuities); (v) adverse annuity rates (which tend, in particular, to depend on prevailing interest rates and life expectancy), as these will make it more expensive to secure pensions with an insurance company; (vi) a change in the actuarial assumptions by reference to which Henderson's contributions are assessed, for example changes to assumptions for long term price inflation; (vii) any increase in the risk-based levy assessed by and payable to the Pension Protection Fund by the U.K. Pension Scheme; (viii) other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which Henderson's past contributions were assessed; (iv) changes to the regulatory regime for funding defined benefit pension schemes in the U.K.; and (x) the U.K. Pensions Regulator exercising its power to trigger a winding up of the U.K. Pension Scheme thereby triggering a buy-out debt on the employers or the U.K. Pensions Regulator using its powers under the Pensions Act 2004 to make other members of the Janus Henderson group liable for any deficit in the U.K. Pension Scheme's funding (although, in practice, it is assumed that the Pensions Regulator would be unlikely to exercise these powers while Henderson continues to fund the U.K. Pension Scheme appropriately).

Janus and Henderson are periodically involved in various legal proceedings and regulatory matters and Janus Henderson may be involved in such proceedings in the future.

        Janus and Henderson and their respective employees are periodically involved in various legal proceedings and regulatory investigations. Among other things, such matters may result in fines, censure, suspension of personnel and revocation of licenses. Any of these outcomes could adversely affect Janus Henderson's assets under management, results of operations and financial condition. Additionally, Janus and Henderson and their respective employees have received and may receive in the future requests for information in connection with certain investigations or proceedings from various governmental and regulatory authorities. Following the closing of the merger, Janus Henderson will be subject to any legal proceedings and regulatory investigations that either Janus or Henderson were involved in prior to closing, and may be subject to new proceedings or investigations relating to facts or circumstances that occurred in respect of Janus or Henderson prior to the closing of the merger. These investigations or proceedings may result in increased costs or reputational harm to the combined company, which may lower sales and increase redemptions.

Insurance may not be available on a cost-effective basis to help protect Janus Henderson from potential liabilities.

        Janus Henderson faces the inherent risk of liability related to litigation from clients, third-party vendors or others. To help protect against these potential liabilities, Janus and Henderson have, and Janus Henderson will in the future, purchase insurance in amounts, and against risks, that Janus Henderson considers appropriate, where such insurance is available at prices it deems acceptable. There can be no assurance, however, that a claim or claims will be covered by insurance or, if covered, will not exceed the limits of available insurance coverage, that any insurer will remain solvent and will meet its obligations to provide Janus Henderson with coverage or that insurance coverage will continue to be available with sufficient limits at a reasonable cost. Insurance costs are impacted by market conditions and the risk profile of the insured, and may increase significantly over relatively short periods. In addition, certain insurance coverage may not be available or may only be available at prohibitive costs. Renewals of insurance policies may expose Janus Henderson to additional costs through higher premiums or the assumption of higher deductibles or co-insurance liability.

Janus Henderson will have significant goodwill and intangible assets that are subject to impairment.

        At June 30, 2016, Henderson's goodwill and intangible assets totaled $1.2 billion and the additional goodwill and intangible assets arising on the merger is provisionally estimated to be approximately $3.3 billion. The value of these assets may not be realized for a variety of reasons, including, but not limited to, significant redemptions, loss of clients, damage to brand name and unfavorable economic conditions. Janus and Henderson have recorded goodwill and intangible asset impairments in the past and Janus Henderson could incur similar charges in the future. Under U.S. GAAP, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more often if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. Should such reviews indicate impairment, a reduction of the carrying value of the intangible asset could occur, resulting in a charge that may, in turn, adversely affect Janus Henderson's assets under management, results of operations and financial condition.

Risks Related to Taxes

Additional tax liabilities could have a material impact on Janus Henderson's financial condition, results of operations and/or liquidity.

        The members of the Janus Henderson group operate in a number of territories, and will accordingly be subject to tax in several jurisdictions. The tax rules to which the members of the Janus Henderson group are subject are complex, and each member, and the group as a whole, must make judgments (including certain judgments based on external advice) as to the interpretation and application of these rules.

        The tax affairs of members of the Janus Henderson group will in the ordinary course be reviewed by tax authorities, which may disagree with certain positions that Janus and/or Henderson have taken, or that members of the Janus Henderson group have taken or will take in the future, and assess additional taxes. Janus and Henderson regularly assess the likely outcomes of such tax inquiries, investigations or audits in order to determine the appropriateness of their respective tax provisions. However, there can be no assurance that Janus or Henderson will accurately predict the outcomes of these inquiries, investigations or audits, and the actual outcomes of these inquiries, investigations or audits could have a material impact on Janus Henderson's financial results.

        Janus and Henderson are subject to ongoing routine tax inquiries, investigations or audits in various jurisdictions.

The IRS may not agree with the conclusion that Janus Henderson is to be treated as a foreign corporation for U.S. federal income tax purposes following the merger or may assert that Janus Henderson is subject to certain adverse consequences for U.S. federal income tax purposes following the merger.

        Although Henderson is incorporated and registered in Jersey, Channel Islands, and is treated as (and Janus Henderson after the merger is expected to be treated as) tax resident in the U.K., the IRS may assert that Janus Henderson, as a result of the merger, should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to section 7874 of the Code (referred to as "section 7874"). Under current U.S. federal income tax law, a corporation will generally be considered to be resident for U.S. federal income tax purposes in its place of organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Janus Henderson would generally be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident).

        Section 7874 and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances.

        Section 7874 provides that if, following an acquisition of a U.S. corporation by a non-U.S. corporation, at least 80% of the acquiring non-U.S. corporation's stock (by vote or value) is considered to be held by former shareholders of the U.S. corporation by reason of holding stock of such U.S. corporation (such percentage referred to as the "ownership percentage" and such test referred to as the "ownership test"), and the "expanded affiliated group" which includes the acquiring non-U.S. corporation does not have substantial business activities in the country in which the acquiring non-U.S. corporation is created or organized, then the non-U.S. corporation would be treated as a U.S. corporation for U.S. federal income tax purposes even though it is a corporation created and organized outside the U.S. This test is referred to herein as the "80% test."

        Based on currently available data, the parties do not expect section 7874—either the 60% test (as described below) or the 80% test—to apply to the merger. Whether the ownership test has been satisfied, however, is determined only after the closing of the merger. For example, for purposes of determining the ownership percentage of the former Janus stockholders, the former Janus stockholders will be deemed to own an amount of Janus Henderson ordinary shares in respect of certain prior distributions (including stock repurchases) by Janus prior to the closing of the merger. Further, there is limited guidance regarding the application of section 7874, and changes in law between the date of this proxy/prospectus and the closing of the merger could also alter this analysis.

        If Janus Henderson were treated as a U.S. corporation for U.S. federal income tax purposes, it could be liable for substantial additional U.S. federal income tax on its operations and income following the closing of the merger. Additionally, if Janus Henderson were treated as a U.S. corporation for U.S. federal income tax purposes, non-U.S. Janus Henderson shareholders would generally be subject to U.S. withholding tax on the gross amount of any dividends paid by Janus Henderson to such shareholders.

        In addition, if the ownership percentage is equal to or greater than 60% but less than 80%, then the U.S. corporation and its affiliates could be prohibited from using their foreign tax credits or other attributes to offset the income or gain recognized by reason of the transfer of property to a non-U.S. related person or any income received or accrued by reason of a license of any property by such U.S. entity to a non-U.S. related person. Further, certain Janus stock compensation held directly or indirectly by management would be subject to an excise tax at a rate equal to 15%. In addition, under U.S. Treasury temporary regulations, Janus Henderson's ability to integrate certain non-U.S. operations or to access cash earned by non-U.S. subsidiaries may be limited. This test is referred to herein as the "60% test."

        Janus has requested that Skadden render an opinion, which will be dated the closing date of the merger and which will be based on certain facts, representations, covenants, and assumptions, that the merger should not be subject to section 7874. There can be no assurance, however, that the IRS will agree with the position that Janus Henderson is to be treated as a non-U.S. corporation or that Janus Henderson is not to be subject to the other adverse tax consequences associated with having an ownership fraction that is equal to or greater than 60% but less than 80%. In addition, the receipt of an opinion from Skadden with respect to section 7874 is not a condition to the closing of the merger.

        Please see the section entitled "The Merger—U.S., U.K. and Jersey Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders" beginning on page [    •    ] for a full discussion of the application of section 7874 to the merger.

Future changes to tax laws could adversely affect Janus Henderson.

        Any change in tax law, interpretation or practice, or in the terms of tax treaties, in a jurisdiction where Janus Henderson is subject to tax could increase the amount of tax payable by the combined company and/or the Janus Henderson group.

        As discussed above, under current law, Janus Henderson is expected to be treated as a non-U.S. corporation for U.S. federal income tax purposes. In addition to the potential application of section 7874, however, recent legislative proposals have also aimed to expand the scope of U.S. corporate tax residence, including in such a way as would cause Janus Henderson to be treated as a U.S. corporation if the management and control of the combined company and its affiliates were determined to be located primarily in the U.S.

        In addition, the U.S. Congress, the Organization for Economic Co-operation and Development, which we refer to as the OECD, and other government agencies in jurisdictions where Janus and Henderson and their respective affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is the OECD's "base erosion and profit shifting" project, which focuses on limiting the ability of companies to shift income, losses, and deductions based on relative tax rates. A number of tax authorities have indicated that they will consider reforms to their tax laws in response to this project and on June 20, 2016 the EU Council adopted the Anti Tax Avoidance Directive (EU) 2016/1164, which requires member states to implement certain of the OECD's recommendations. As a result of the OECD project and the focus on the taxation of multi-national corporations, the tax laws in the U.S., the U.K., and other countries in which Janus and Henderson and their respective affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect Janus Henderson after the merger.

The merger may fail to qualify as a reorganization within the meaning of section 368(a) of the Code or may be subject to section 367(a)(1) of the Code, potentially causing U.S. holders of Janus common stock to recognize taxable gain.

        Assuming, as the parties intend, that the merger is treated as a reorganization under section 368(a) of the Code and that the merger is not subject to section 367(a)(1) of the Code, if you are a U.S. holder of Janus common stock and you exchange all of your Janus common stock for Henderson ordinary shares in the merger, you should not recognize any gain or loss with respect to your Janus stock, except to the extent of any cash you may receive in lieu of a fractional share.

        Although the parties intend that the merger will qualify as a tax free reorganization within the meaning of section 368(a) of the Code and that the merger will not be subject to section 367(a)(1) of the Code, until the closing, the parties cannot definitively determine the tax treatment of the merger. In addition, no assurance can be given that the IRS will not assert, or that a court would not sustain, that the merger does not qualify as a reorganization within the meaning of section 368(a) of the Code or that the merger is subject to section 367(a)(1) of the Code.

        If section 367(a)(1) of the Code were to apply to the merger, a U.S. holder of Janus common stock would recognize gain (but not loss) in an amount equal to the excess, if any, of the fair market value, as of the closing date of the merger, of Henderson ordinary shares received in the merger plus cash received in lieu of fractional shares, over such U.S. holder's basis in the shares of Janus common stock surrendered by the U.S. holder in the merger. Any gain so recognized would generally be long-term capital gain if the U.S. holder had held the Janus common stock for more than one year at the time the merger is completed.

        Janus has requested that Skadden render its opinion to Janus, which will be dated the closing date of the merger and be based on certain facts, representations, covenants, and assumptions, that the merger should be treated as a tax-free reorganization under section 368(a) of the Code and that section 367(a)(1) of the Code should not apply to the merger. The obligation of Janus and Henderson to consummate the merger, however, is not conditioned upon the receipt of such opinion from Skadden or any other counsel, nor have the parties applied for a ruling from the IRS.

        For a more complete description of the U.S. federal income tax consequences of the merger, please see the section entitled "The Merger—U.S., U.K. and Jersey Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders" beginning on page [    •    ].

If Henderson is, or if Janus Henderson were to become, a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, U.S. holders of Janus Henderson ordinary shares would be subject to certain adverse U.S. federal income tax consequences.

        In general, a non-U.S. corporation will be a PFIC for any taxable year if (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Henderson believes that it was not a PFIC for its taxable year prior to the merger, and Janus and Henderson do not expect Janus Henderson to be a PFIC for its first taxable year that includes the merger or in the foreseeable future. There can be no assurance, however, that Janus Henderson will not be considered a PFIC for any taxable year. If Janus Henderson were a PFIC for any taxable year during which a U.S. investor held Janus Henderson ordinary shares, such investor would generally be subject to certain adverse U.S.

federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, the application of additional taxes equal to interest charges generally applicable to underpayments of tax on certain distributions and sales, and additional reporting requirements under U.S. federal income tax laws and regulations.

        For a more complete description of the rules relating to PFICs, please see the section entitled "The Merger—U.S., U.K. and Jersey Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders" beginning on page [    •    ].

Henderson is, and Janus Henderson intends to be, tax resident in the U.K. and nowhere else. However, were Janus Henderson to be treated as tax resident in an alternative and/or additional jurisdiction, this could increase the aggregate tax burden on Janus Henderson and its shareholders.

        Janus Henderson is and will remain incorporated and registered in Jersey, Channel Islands, so will not be presumed automatically to be U.K. resident for tax purposes. The senior management of Janus Henderson intends to meet all requirements to establish U.K. tax residency by establishing that central management and control of the combined company rests in the U.K. If U.K. tax residency is not established or maintained, this could increase the amount of tax payable or suffered by the Janus Henderson group.

Risks Related to the Business Combination

The combined company may fail to realize the anticipated benefits of the merger.

        The success of the merger will depend on, among other things, the combined company's ability to combine the Janus and Henderson businesses in a manner that realizes anticipated synergies and meets or exceeds the projected stand-alone cost savings and revenue growth trends anticipated by each company. On a combined basis, Janus Henderson expects to benefit from significant cost synergies at both the operating business and corporate levels, expected to be fully realized in the third year following closing, that will exceed the cost reductions that could be achievable by Janus and Henderson through stand-alone cost reduction programs. Such cost synergies are expected to be driven principally by integrating corporate functions, reducing technology spending and optimizing real estate costs and other actions.

        If the combined company is not able to successfully achieve these objectives, or the cost to achieve these synergies is greater than expected, then the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus may not reflect the actual financial condition and results of operations of Janus Henderson after the merger.

        This proxy statement/prospectus includes unaudited pro forma condensed combined financial statements for the combined company, which give effect to the merger, and should be read in conjunction with the financial statements and accompanying notes of Janus and Henderson which are included or incorporated by reference in this proxy statement/prospectus. The pro forma financial statements are presented for informational purposes only and are not necessarily indicative of what the combined company's actual financial condition or results of operations would have been had the merger been completed on the dates indicated. Accordingly, the combined company's business, assets under management, results of operations and financial condition may differ significantly from those indicated by the pro forma financial statements included in this proxy statement/prospectus. For more information, see "Unaudited Pro Forma Condensed Combined Financial Information."

Combining the businesses of Janus and Henderson may be more difficult, costly or time-consuming than expected, which may adversely affect the combined company's results and negatively affect the value of Janus Henderson ordinary shares following the merger.

        Janus and Henderson have entered into the merger agreement because each believes that the merger will be beneficial to its respective company and stockholders or shareholders, as applicable, and that combining the businesses of Janus and Henderson will produce cost synergies and other benefits. However, Janus and Henderson have historically operated as independent companies and will continue to do so until the closing of the merger. Following the closing of the merger, the combined company's management will need to integrate Janus's and Henderson's respective businesses. The combination of two independent businesses of the size and scale of Janus and Henderson is a complex, costly and time consuming process and the management of the combined company may face significant challenges in implementing such integration, some of which may be beyond their control including, without limitation:

  •
  difficulties in achieving, in a timely manner, anticipated cost synergies, business opportunities and growth prospects;

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  difficulties in managing a larger combined company, addressing differences in historical business culture and retaining key personnel;

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  the diversion of Henderson's and Janus's respective management teams attention from ongoing business operations as a result of the merger;

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  the possibility of incorrect assumptions underlying expectations regarding the integration process;

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  unanticipated difficulties in integrating information technology, communications programs, financial procedures and operations, and other systems (including those provided by third party service providers), procedures and policies;

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  unanticipated changes in applicable laws and regulations;

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  managing tax costs or inefficiencies associated with integrating the operations of the combined company;

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  coordinating geographically separate organizations; and

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  any other unforeseen expenses or delays associated with the merger.

        Some of these factors will be outside of the control of Henderson and Janus and any one of them could result in increased costs or decreased revenue which could materially impact the combined company's business, financial conditions and results of operations as well as increase the risk of operational errors due to management teams being diverted from ongoing business concerns which could have negative reputational or regulatory impacts. The integration process and other disruptions resulting from the merger may also adversely affect the combined company's relationships with employees, customers, and others with whom Janus and Henderson have business or other dealings, and difficulties in integrating the businesses or regulatory functions of Janus and Henderson could harm the reputation of the combined company.

        If the combined company is not able to combine the businesses of Janus and Henderson successfully in an efficient, cost-effective and timely manner, the anticipated benefits and cost synergies of the merger may not be realized fully, or at all, or may take longer to realize than expected, and the value of Janus Henderson ordinary shares, the revenue, levels of expenses and results of operations of the combined company may be affected adversely. If the combined company is not able to adequately address integration challenges, the combined company may be unable to successfully realize the anticipated benefits of the merger.

Janus and Henderson have incurred, and the combined company expects to incur, additional significant costs in connection with the integration of the combined company.

        There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger. While both Janus and Henderson have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount of, or the timing of, anticipated expenses with respect to the integration and implementation of the combined businesses.

        There may also be additional unanticipated significant costs in connection with the merger that the combined company may not recoup. These costs and expenses could reduce the benefits and additional income Janus and Henderson expect to achieve from the merger. Although Janus and Henderson expect that the benefits of the merger will offset the transaction expenses and integration costs over time, no assurance can be given that any benefits will be achieved in the near term, if at all.

Inability to access the debt capital markets could impair Janus Henderson's liquidity, business or financial condition.

        Each of Janus and Henderson has relied in the past and Janus continues to rely on access to the debt capital markets to finance day-to-day and long-term operations. An inability to raise money in the long-term or short-term debt markets could have a substantial negative effect on the liquidity of the combined company. The combined company's access to the debt markets in amounts adequate to finance its activities could be impaired as a result of potential factors, including factors that are not specific to the combined company, such as a severe disruption of the financial markets and interest rate fluctuations.

        The costs and availability of financing from the debt capital markets will be dependent on the short-term and long-term credit ratings of the combined company. The level and quality of the combined company's earnings, operations, business and management, among other things, will impact the determination of the combined company's credit ratings. A decrease in the ratings assigned to the combined company by the ratings agencies may, to the extent the combined company wishes to secure further borrowing, negatively impact the combined company's access to the debt capital markets and increase the combined company's cost of borrowing. It may also impact investor confidence in the combined company and consequently the combined company's ability to win further business. There can be no assurance that the combined company will maintain the current creditworthiness of Janus on a stand-alone basis or achieve anticipated credit ratings of Janus Henderson, and any actual or anticipated changes or downgrades in such credit ratings may have a negative impact on the liquidity, capital position or access to capital markets of the combined company.

Following the closing of the transaction, the combined company may launch branding or rebranding initiatives that may involve substantial costs and may not be favorably received by customers.

        Following closing of the transaction, the combined businesses will operate under the corporate name of Janus Henderson Group plc. As a result, the combined company may incur substantial costs in rebranding its products and services, and the combined company may not be able to achieve or maintain brand name recognition or status under the new combined company brand that is comparable to the recognition and status previously enjoyed by Janus and Henderson separately. The failure of any such rebranding initiative could adversely affect the combined company's ability to attract and retain customers after the closing of the transaction, which could cause the combined company not to realize some or all of the benefits contemplated by Janus and Henderson to result from the closing of the transaction.

An impairment of goodwill or other intangible assets would adversely affect Janus Henderson's financial condition and results of operations.

        Upon closing of the merger, a significant portion of the difference between the purchase price, Janus's net assets at that date and the allocation of costs of the combination to the assets acquired and the liabilities assumed will be recorded as goodwill. In addition, other intangible assets will be recorded as a result of the purchase price allocation. Under U.S. GAAP, which will be the accounting principles of Janus Henderson following the closing of the merger, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more often if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. In particular, if the combination of the businesses meets with unexpected difficulties, or if the combined company's business does not develop as expected, impairment charges may be incurred in the future which could be significant and which could have an adverse effect on the combined company's financial condition and results of operations.

Following the merger, Janus Henderson will be a foreign private issuer under the rules and regulations of the SEC and will therefore qualify for certain accommodations under the U.S. securities laws, which may result in you receiving less information about Janus Henderson than you currently receive about Janus and/or you being provided with less protection than you currently have as a Janus stockholder.

        Following the merger, Janus Henderson will retain its status as a foreign private issuer, or FPI, until at least the end of fiscal 2017. For so long as Janus Henderson retains its FPI status, Janus Henderson will qualify for certain accommodations under the U.S. securities laws, including (i) being subject to reduced disclosure requirements with respect to quarterly reporting and executive compensation, (ii) not being subject to the proxy rules under the Exchange Act, Section 16 under the Exchange Act or Regulation FD, and (iii) being able to follow certain home country rules in lieu of domestic company requirements under NYSE rules. While Janus Henderson will report its financial results in accordance with U.S. GAAP and may elect to file its annual and interim reports on Forms 10-K and 10-Q, regardless of whether Janus Henderson continues to qualify as an FPI following closing of the transaction, Janus Henderson will not be required to file such domestic U.S. company reports and may not file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act for so long as Janus Henderson retains its status as an FPI. During this time period, Janus Henderson will also not be required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information, and Janus Henderson's officers, directors and principal shareholders will be exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Janus Henderson ordinary shares. Accordingly, after the merger, if you continue to hold Janus Henderson ordinary shares, you may receive less information about Janus Henderson than you currently receive about Janus.

        As a foreign private issuer, Janus Henderson may also follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of the NYSE for domestic U.S. issuers for so long as Janus Henderson retains foreign private issuer status. Janus and Henderson have not yet determined whether Janus Henderson will follow Janus Henderson's home country governance practices or the requirements that would otherwise apply to a domestic U.S. company listed on the NYSE. Following Janus Henderson's home country governance practices as opposed to the requirements that would otherwise apply to a domestic U.S. company listed on the NYSE may provide you with less protection than you currently have as a Janus stockholder.

Risks Related to the Merger

Janus Stockholders cannot be sure of the value of the merger consideration they will receive.

        Janus stockholders will receive a fixed number of Henderson ordinary shares (per share of Janus common stock) in the merger, rather than a number of Henderson ordinary shares with a particular fixed market value. The market value of Henderson ordinary shares at the effective time may vary significantly from their prices on the date prior to the date the merger agreement was executed, the date of this proxy statement/prospectus or the date on which Janus stockholders vote on the Janus merger proposal. All of the merger consideration to be received by Janus stockholders will be Henderson ordinary shares (other than cash in lieu of fractional shares, based on then prevailing market prices, received by Janus stockholders). At the time of the Janus special meeting, Janus stockholders will not know or be able to determine the value of the Henderson ordinary shares they will receive upon closing of the merger. Changes in the market prices of Henderson ordinary shares may result from a variety of factors that are beyond the control of Henderson, including changes in its business, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and other developments. Market assessments of the benefits of the merger, the likelihood that the merger will be completed and general and industry-specific market and economic conditions may also have an effect on the market price of Henderson ordinary shares. Changes in market prices of Henderson ordinary shares may also be caused by fluctuations and developments affecting industry-specific and general economic and market conditions and may have an adverse effect on Henderson ordinary shares prior to consummation of the merger.

        You are urged to obtain up-to-date prices for Henderson ordinary shares. Further, neither Janus nor Henderson is permitted to terminate the merger agreement solely because of changes in the market prices of Henderson ordinary shares. See "Comparative Per Share Market Price and Dividend Information" for ranges of historic prices of Janus common stock and Henderson ordinary shares.

The market price for the combined company's ordinary shares may be affected by factors different from those that historically have affected Janus common stock and Henderson ordinary shares.

        Upon closing of the merger, holders of shares of Janus common stock (other than any shares held in treasury) will become holders of Janus Henderson ordinary shares. Janus and Henderson each have businesses that differ from each other. Accordingly, the results of operations of the combined company will be affected by some factors that are different from those currently affecting the results of operations of each of Henderson and Janus. For a discussion of the businesses of Janus and Henderson and of certain important factors to consider in connection with those businesses, see the sections of this proxy statement/prospectus entitled "Business of Henderson," "—Risks Related to the Combined Business of Janus and Henderson" and the documents incorporated by reference in this proxy statement/prospectus and referred to under "Where You Can Find More Information" in this proxy statement/prospectus.

Janus or Henderson may waive one or more of the closing conditions without re-soliciting shareholder approval.

        Janus or Henderson may determine to waive, in whole or in part, one or more of the conditions to its obligations to consummate the merger. Janus and Henderson currently expect to evaluate the materiality of any waiver and its effect on Janus stockholders or Henderson shareholders, as applicable, in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies or voting cards is required in light of such waiver. Any determination whether to waive any condition to the merger or as to re-soliciting stockholder approval or amending this proxy statement/prospectus as a result of a waiver will be made by Janus or Henderson, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

        The closing of the merger is subject to the satisfaction or waiver of a number of conditions. Those conditions include: (i) approval of the Janus merger proposal, (ii) approval of (a) the merger and the other transactions contemplated by the merger agreement and the Dai-ichi agreements, the allotment of the Henderson ordinary shares in connection therewith and the Henderson share issuance proposal by the affirmative vote of a majority of the Henderson shareholders, (b) the Henderson amended articles proposal, (c) the Henderson name change proposal, (d) the Henderson permitted dividend proposal and (e) the Henderson LSE de-listing proposal, (iii) certain regulatory approvals, including (a) expiration or termination of the waiting periods under the HSR Act, (b) approval from FINRA pursuant to NASD Rule 1017, (c) the required approvals from the FCA for Henderson to acquire control of each subsidiary of Janus that is authorized by the FCA and (d) the approval by the JFSC of this proxy statement/prospectus, the registration statement of which this proxy statement/prospectus forms a part and any other relevant document deemed to be a prospectus pursuant to the Jersey Companies Law, and the issue by the JFSC of any consent required pursuant to the Control of Borrowing (Jersey) Order 1958 for Henderson to lawfully assume the Janus awards and plans, (e) consents, non-objections and/or approvals from the applicable governmental authorities in Canada, Hong Kong, Ireland, Singapore, Australia, Switzerland and, if applicable, India and Jersey and certain other non-U.S. jurisdictions and (f) consents, non-objections and/or approvals from the applicable governmental authorities in Jersey, Switzerland and, if applicable, Ireland necessary in connection with the transactions contemplated by the Dai-ichi agreements, (iv) the SEC having declared effective the registration statement of which this proxy statement/prospectus forms a part, and the Janus Henderson ordinary shares having been approved for listing on the NYSE, (v) the absence of judgments, orders or decrees preventing or making illegal the consummation of the merger, (vi) approval by the boards of trustees and shareholders of Janus-advised U.S. mutual funds of new investment advisory agreements with Janus to take effect at the closing of the merger representing at least 67.5% of the assets under management of those funds as of September 30, 2016, and (vii) the absence of breach of the representations and warranties by Henderson and Janus (subject to materiality and "material adverse effect" qualifications in certain cases) and material compliance by each of Henderson and Janus with its covenants. These conditions to the closing may not be fulfilled and, accordingly, the merger may not be completed.

        If the merger is not completed by September 30, 2017, either Janus or Henderson may choose not to proceed with the merger. In addition, the parties can mutually decide to terminate the merger agreement at any time prior to consummation of the merger, before or after the required Janus and Henderson shareholder approvals. In addition, Janus or Henderson may elect to terminate the merger agreement in certain other circumstances.

        If the merger agreement is terminated, Henderson and Janus may incur substantial fees in connection with termination of the merger agreement and will not recognize the anticipated benefits of the merger. See "The Merger—Description of the Merger Agreement—Termination of the Merger Agreement" beginning on page [    •    ].

Termination of the merger agreement could negatively impact Janus and/or Henderson.

        If the merger agreement is terminated and the merger is not consummated, the ongoing businesses of Janus and Henderson may be adversely affected. Janus's and Henderson's respective businesses may be adversely impacted by the failure to pursue other beneficial opportunities during the pendency of the merger, by the failure to obtain the anticipated benefits of completing the merger, by payment of certain costs relating to the merger, and by the focus of their respective managements on the merger for an extended period of time rather than on normal business operations or opportunities or by the loss of certain senior managers as a consequence of the merger not completing. The market price of Janus common stock and/or Henderson ordinary shares might decline as a result of any such failures to the extent that the current market prices reflect a market assumption that the merger will be completed. Any of these factors, among others, could have a material impact on the business, prospects, financial condition and results of operations of Janus and/or Henderson.

        In addition, if the merger agreement is terminated under certain circumstances, Janus or Henderson, as applicable, may be required to pay the other party a termination fee of $34,000,000 in cash or to pay the other party's expenses in the amount of up to $10,000,000 in cash, depending on the circumstances surrounding the termination (and in each case subject to certain adjustments that may be required in respect of VAT). See "The Merger—Description of the Merger Agreement—Expenses and Termination Fees."

        Janus or Henderson may also be negatively impacted if the respective companies become subject to litigation related to entering into or failing to consummate the merger, including direct actions by Janus stockholders or Henderson shareholders, as applicable, against the directors and/or officers of Janus or Henderson for breaches of fiduciary duty and derivative actions brought by Janus stockholders or Henderson shareholders in the name of the respective companies.

The investment advisory agreements of the Janus U.S. mutual funds are subject to termination as a result of the merger, and no assurance can be given that approval of new investment advisory agreements will be obtained.

        Under the Investment Company Act, each of the investment advisory agreements for Janus-advised U.S. mutual funds that are registered as an "investment company" under the Investment Company Act automatically terminate in the event of its "assignment", as defined under the Investment Company Act. An assignment may occur under the Investment Company Act if, among other things, Janus undergoes a change of control. In order for Janus to continue to act as an investment adviser to any such Janus-advised U.S. mutual fund, Janus must obtain approval of such fund's board and shareholders of a new investment advisory agreement. Alternatively, in the event that the approval of a new investment advisory agreement by the shareholders of a Janus-advised U.S. mutual fund is not obtained prior to the closing date, Janus may continue to act as investment adviser, subject to certain conditions, for any such Janus-advised U.S. mutual fund for a period of 150 days following an assignment of the applicable investment advisory agreement if such fund's board approves an "interim contract" (within the meaning of Section 15a-4 of the Investment Company Act).

        The merger is expected to result in the assignment of the investment advisory agreements with each such Janus-advised U.S. mutual fund under the Investment Company Act and an assignment of the investment advisory agreements with each of Janus's other clients under the Investment Advisers Act of 1940, as amended, which we refer to as the Advisers Act. Janus is currently in the process of seeking the necessary approvals for new registered fund investment advisory agreements and consents from its other clients. It is a condition to closing the merger that Janus receive approval of the boards of trustees or shareholders of Janus-advised U.S. mutual funds of new investment advisory agreements with Janus to take effect at the closing of the merger representing at least 67.5% of the assets under management of those funds as of September 30, 2016. No assurance can be given that Janus will be able to obtain the necessary approvals from the boards and shareholders of the Janus-advised U.S. mutual funds. The decrease in revenue that could result from a failure to obtain such approvals, even if the merger agreement condition is satisfied, could have a material adverse effect on the business, financial condition and results of operations of Janus Henderson.

Janus and Henderson will be subject to business uncertainties while the merger is pending.

        Uncertainty about the closing or effect of the merger may affect the relationship between Henderson and Janus and their respective customers, including through reduced net flows during the pendency of the merger. This uncertainty may also affect the relationship between Henderson and

Janus, on the one hand, and their respective business counterparties, on the other hand. Any such impact may have an adverse effect on Janus and/or Henderson, and consequently on the combined company. These uncertainties may cause parties that deal with Henderson and/or Janus to seek to change existing business relationships with them and to delay or defer decisions concerning Henderson or Janus. Changes to existing business relationships, including termination or modification, could negatively affect each of Janus's and Henderson's assets under management, revenue, earnings and cash flow, as well as the market price of Janus's common stock and Henderson's ordinary shares.

Janus and Henderson may face challenges in attracting and retaining key personnel during the pendency of the merger.

        Each of Janus and Henderson is dependent on the experience and industry knowledge of their respective officers, key management personnel and other key employees to operate their businesses and execute their respective business plans. The combined company's success after the merger will depend in part upon the ability of Janus and Henderson to retain key management personnel and other key employees and to attract new management personnel and other key employees. Current and prospective employees of Janus and Henderson may experience uncertainty about their roles within the combined company during and following the merger, which may have an adverse effect on the ability of each of Janus and Henderson to attract or retain key management personnel and other key employees. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with the businesses, the combined company's business following consummation of the merger could be negatively impacted. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Janus and Henderson to the same extent that Janus and Henderson have previously been able to attract or retain their employees. Adverse effects arising from the pendency of the merger could be exacerbated by any delays in consummation of the merger or termination of the merger agreement.

Janus and Henderson will be subject to certain contractual restrictions while the merger is pending.

        The merger agreement restricts each of Janus and Henderson from making certain acquisitions and divestitures, entering into certain contracts, incurring certain indebtedness and expenditures, repurchasing or issuing securities outside of existing equity awards, and taking other specified actions without the consent of the other party until the earlier of the closing of the merger or the termination of the merger agreement. These restrictions may prevent Janus and/or Henderson from pursuing attractive business opportunities that may arise prior to the closing of the merger and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the merger could be exacerbated by any delays in consummation of the merger or termination of the merger agreement. See "The Merger—Description of the Merger Agreement—Conduct of Business" beginning on page [    •    ].

Third parties may terminate or alter existing contracts or relationships with Janus or Henderson.

        Each of Janus and Henderson has contracts with customers, vendors, distributors, affiliates, landlords, licensors, joint venture partners, and other business partners which may require Janus or Henderson, as applicable, to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Janus and/or Henderson currently have relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with either or both parties in anticipation of the merger, or with the combined company following the merger. The pursuit of such rights may result in Janus, Henderson or the combined company suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and losing rights that are material to its business. Any such disruptions could limit the combined company's ability to achieve the anticipated benefits of the merger. Such disruptions could also result from a delay in the closing of the merger.

Janus and Henderson will incur significant transaction costs in connection with the merger.

        Janus and Henderson have incurred and expect to incur significant non-recurring costs associated with the merger. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, public company filing fees and other regulatory expenses, printing expenses and other related charges. Some of these costs are payable by Janus and Henderson regardless of whether the merger is completed.

Janus directors and executive officers may have interests in the merger different from the interests of Janus stockholders generally.

        Certain of the directors and executive officers of Janus negotiated the terms of the merger agreement, the Janus board approved the merger agreement and the Janus board recommended that Janus stockholders vote in favor of the Janus merger proposal, the Janus compensation proposal, and the Janus adjournment proposal. Janus directors and executive officers have certain financial interests in the merger that may be different from, or in addition to, or in conflict with, those of Janus stockholders generally. These interests include the continued service of certain of Janus's current directors and executive officers as directors and executive officers of Janus Henderson following consummation of the merger, the treatment in the merger of Janus Options, Janus RSU Awards, Janus PSU Awards, Janus Restricted Share Awards, Janus MFU Awards, change-in-control and severance agreements, certain deferred compensation payments and other rights held by Janus directors and executive officers, and the indemnification of former Janus directors and executive officers by Janus Henderson.

        The Janus board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement, in determining that the merger agreement and the transactions contemplated thereby were advisable and fair to and in the best interests of the Janus stockholders, and in recommending to you that you vote to approve the Janus merger proposal, the Janus compensation proposal and the Janus adjournment proposal. Janus stockholders should be aware of these interests when they consider recommendations of the Janus board that they vote in favor of the Janus merger proposal, the Janus compensation proposal and the Janus adjournment proposal. The interests of Janus directors and executive officers are described in more detail in the section of this proxy statement/prospectus entitled "The Merger—Interests of Janus Directors and Executive Officers in the Merger" beginning on page [    •    ].

Existing Janus stockholders will have a reduced ownership and voting interest in, and will exercise less influence over management of, the combined company after the merger than they did with respect to Janus prior to the merger.

        Janus stockholders currently have the right to vote in the election of the Janus board, and on other matters affecting Janus. Upon the closing of the merger, each Janus stockholder who receives Janus Henderson ordinary shares in the merger will become a shareholder of the combined company with a percentage ownership of, and voting interest in, the combined company that is smaller than such stockholder's percentage ownership of, and voting interest in, Janus immediately prior to the merger. Assuming fully diluted equity capitalization of each of Janus and Henderson as of the date the merger agreement was signed, immediately following the closing of the merger, the former Janus stockholders, as a group, will own approximately 43%, of the combined company. Accordingly, Janus stockholders will have less influence on the management and policies of the combined company than they now have on the management and policies of Janus.

Janus Henderson ordinary shares to be received by Janus stockholders in the merger will have rights that differ from the shares of Janus common stock.

        Upon closing of the merger, Janus stockholders will no longer be stockholders of Janus, but will instead be shareholders of Janus Henderson. The rights of former Janus stockholders who become Janus Henderson shareholders will be governed by the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles, which will be adopted, as of the effective time, in the form of Annex B to this proxy statement/prospectus. The rights associated with Janus Henderson ordinary shares are different from the rights associated with shares of Janus common stock. See "Comparison of Rights of Holders of Janus Henderson Ordinary Shares and Shares of Janus Common Stock" beginning on page [    •    ].

The merger agreement contains provisions that may discourage other companies from trying to enter into a strategic transaction with either Janus or Henderson for greater consideration.

        Notwithstanding that such provisions are to be disregarded in respect of both parties to the extent that the U.K. Panel on Takeovers and Mergers determines that they are prohibited by Rule 21.2 of the City Code, certain provisions of the merger agreement may discourage third parties from submitting business combination proposals to Janus or Henderson during the pendency of the merger agreement that might have otherwise resulted in greater value to Janus stockholders or Henderson shareholders, as applicable, than the merger. These provisions include a general prohibition on each company, its respective controlled affiliates, directors, officer employees and representatives, from soliciting, initiating or knowingly encouraging, or, subject to certain exceptions, entering into discussions with any third party regarding any alternative transactions, subject to limited exceptions. In addition Dai-ichi, Janus's largest shareholder, has committed to vote its shares of Janus's common stock in favor of the merger. This may discourage a third party from pursuing a strategic transaction with Janus.

        If, in certain permitted circumstances, either the Janus board or Henderson board (i) withdraws, qualifies or modifies, or proposes publicly to withdraw, qualify or modify, or fails to make, in each case in any manner adverse to the other party, its approval or recommendation of the Janus required stockholder approval or the Henderson required shareholder approvals, as applicable, or (ii) approves or recommends, or proposes publicly to approve or recommend, any alternative transaction, Janus or Henderson, as applicable, will still be required to submit the merger to a vote of its stockholders or shareholders, as applicable, at their respective special meetings unless the merger agreement is earlier terminated by the other party in accordance with its terms. For further information, please see the section entitled "The Merger—Description of the Merger Agreement—Changes in Board Recommendations" beginning on page [    •    ].

        In addition, Janus or Henderson, as the case may be, must pay to the other party a termination fee equal to $34,000,000 in immediately available funds pursuant to the merger agreement, upon termination of the merger agreement under the following circumstances:

  •
  a termination of the merger agreement by Janus or Henderson because of:

  •
  a failure to obtain the requisite approvals of the stockholders or shareholders, as applicable, of the other party at a time when there was an offer or proposal for an alternative transaction with respect to such party, such offer or proposal has not been withdrawn prior to the other party's special meeting or shareholder meeting, as applicable, and such party enters into or consummates such alternative transaction within 12 months following the date of such termination;

  •
  a material breach by the other party at a time when there was an offer or proposal for an alternative transaction with respect to such party, such offer or proposal has not been withdrawn on or prior to the time of such breach by the other party, and such party enters into or consummates such alternative transaction within 12 months following the date of such termination;

    •
    failure to consummate the merger by the outside date at a time when there was an offer or proposal for an alternative transaction with respect to such party, such offer or proposal has not been withdrawn on or prior to the outside date, and such party enters into or consummates an alternative transaction within 12 months from the outside date; or

  •
  the merger agreement is terminated by Henderson or Janus, as applicable, upon the occurrence of a triggering event (as defined in the section entitled "The Merger—Description of the Merger Agreement—Termination of the Merger Agreement" beginning on page [    •    ]) at any time prior to the receipt of the Janus required stockholder approval (in the case of a termination by Henderson) or Henderson required shareholder approval (in the case of a termination by Janus).

        In addition, if either Janus or Henderson terminates the merger agreement in the event the Janus required stockholder approval (in the case of a termination by Henderson) or the Henderson required shareholder approvals (in the case of a termination by Janus) are not obtained, the party whose stockholders or shareholders, as applicable, failed to provide the requisite approval is required to pay the other party's expenses up to an amount equal to $10,000,000. The expense reimbursement is credited against any termination fee payable as described above. For further information, please see the section entitled "The Merger—Description of the Merger Agreement—Expenses and Termination Fees" beginning on page [    •    ].

        If the merger agreement is terminated and either Henderson or Janus determines to seek another strategic transaction, Henderson or Janus, as applicable, may not be able to negotiate a transaction on terms comparable to, or more favorable than, the terms of the merger agreement.

The market price of the combined company's ordinary shares may be volatile, and holders of the combined company's ordinary shares could lose a significant portion of their investment due to drops in the market price of the combined company's ordinary shares following closing of the merger.

        The market price of the combined company's ordinary shares may be volatile following closing of the merger, and shareholders may not be able to resell their Janus Henderson ordinary shares at or above their value at the effective time due to fluctuations in the market price, including changes in price caused by factors unrelated to the combined company's operating performance or prospects.

        For a discussion of specific factors that may have a significant effect on the market price for the combined company's ordinary shares please see "—Risks Related to the Combined Business of Janus and Henderson" beginning on page [    •    ] and "—Risks Related to the Business Combination" beginning on page [    •    ].

The opinion of Janus's financial advisor will not be updated to reflect changes in circumstances between the signing of the merger agreement on October 3, 2016 and the closing of the merger.

        Janus has not obtained an updated opinion from its financial advisor as of the date of this proxy statement/prospectus, and Janus does not anticipate asking its financial advisor to update its opinion. Changes in the operations and prospects of Janus or Henderson, general market and economic conditions and other factors that may be beyond the control of Janus or Henderson, and on which Janus's financial advisor's opinion was based, may significantly alter the prices of the shares of Janus common stock or Henderson ordinary shares by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of the opinion. Because Janus's financial advisor will not be updating its opinion, which was issued in connection with the signing of the merger agreement on October 3, 2016, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. The Janus board's recommendation that Janus stockholders vote "FOR" the Janus merger proposal, the Janus compensation proposal and the Janus adjournment proposal, however, is made as of the date of this proxy statement/prospectus. For a description of the opinion that Janus received from its financial advisor, please refer to "The Merger—Opinion of Janus's Financial Advisor" beginning on page [    •    ].

Janus stockholders will not be entitled to appraisal rights in the merger.

        Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

        Under DGCL, which is applicable to Janus as a Delaware corporation, stockholders do not have appraisal rights if the shares of stock they hold, as of the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon a merger, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)-(c).

        Because Janus common stock is listed on the NYSE, a national securities exchange, and is expected to continue to be so listed on the record date for the Janus special meeting, and because Janus stockholders will receive Henderson ordinary shares in the merger, which are expected to be listed on the NYSE upon the effective time, Janus stockholders will not be entitled to appraisal rights in the merger with respect to their shares of Janus common stock.

There has been no prior public market for Janus Henderson ordinary shares on the NYSE, and an active market for such securities may not develop or be sustained and trading prices may vary.

        Upon closing of the merger the Janus Henderson ordinary shares will be registered with the SEC and Henderson intends to apply for the Janus Henderson ordinary shares to be listed on the NYSE, and will commence trading on the NYSE on a conditional "when issued" basis, subject to the official notice of issuance, following closing of the merger. Although Henderson ordinary shares are currently listed and admitted to trading on the LSE, prior to closing of the merger there will be no public market for Janus Henderson ordinary shares on the NYSE. Upon listing and trading on the NYSE, there can be no assurance that an active market for Janus Henderson ordinary shares will develop or be sustained if it does develop. The failure of an active and liquid trading market to develop would likely have a material adverse effect on the value of the Janus Henderson ordinary shares.

Risks Related to Being a Jersey, Channel Islands Company Listing Ordinary Shares

Janus Henderson's ordinary shares will be issued under the laws of Jersey, Channel Islands, which may not provide the level of legal certainty and transparency afforded by incorporation in a U.S. state.

        Henderson is organized under the laws of Jersey, Channel Islands, a British crown dependency that is an island located off the coast of Normandy, France. Jersey is not a member of the European Union. Jersey, Channel Islands legislation regarding companies is largely based on English corporate law principles. However, there can be no assurance that the laws of Jersey, Channel Islands, will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors.

U.S. shareholders may not be able to enforce civil liabilities against Janus Henderson.

        At present, none of Henderson's directors and officers are residents of the U.S. Following consummation of the merger, certain of Janus Henderson's directors and executive officers will not be residents of the U.S. A substantial portion of the assets of such persons are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons.

        Judgments of U.S. courts may not be directly enforceable outside of the U.S. and the enforcement of judgments of U.S. courts outside of the U.S. may be subject to limitations. Investors may also have difficulties pursuing an original action brought in a court in a jurisdiction outside the U.S. for liabilities under the securities laws of the U.S.

THE COMPANIES

Janus

Janus Capital Group Inc.

Janus Capital Group Inc.
151 Detroit Street
Denver, CO 80206
United States of America
Telephone: +1 (303) 333-3963

        Janus Capital Group Inc., a Delaware corporation, provides investment management, administration, distribution and related services to financial advisors, individuals and institutional clients through mutual funds, separate accounts, other pooled investment vehicles, exchange-traded products and subadvised relationships (collectively referred to as investment products) in both domestic and international markets. Over the last several years, Janus has expanded its business to become a more diversified manager with increased investment product offerings and distribution capabilities. Janus provides investment management competencies across a range of disciplines, including fundamental U.S. and global equities (growth and value), mathematical equities, fixed income and alternatives, through its subsidiaries, Janus Capital Management LLC, INTECH Investment Management LLC and Perkins Investment Management LLC. As of September 30, 2016, Janus's assets under management totaled $198.9 billion for mutual fund shareholders, clients and institutions around the globe.

        Shares of Janus common stock are listed on the NYSE under the symbol "JNS".

        Additional information about Janus and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page [    •    ].

Henderson

Henderson Group plc

201 Bishopsgate
EC2M 3AE
United Kingdom
Telephone: +44 (0) 20 7818-1818

        Henderson Group plc, a company incorporated and registered in Jersey, Channel Islands, is an independent global asset manager, specializing in active investment across all major asset classes. It is a client-focused global business with over 1,000 employees worldwide, and assets under management of £100.9 billion as of September 30, 2016. Henderson has operations in the U.K., Continental Europe, North America, Latin America, Asia and Australia. Henderson focuses on active fund management by investment managers with unique individual perspectives, who are free to implement their own investment views, within a strong risk management framework.

        Henderson manages a broad range of actively managed investment products for institutional and retail investors across five capabilities: European Equities, Global Equities, Global Fixed Income, Multi-Asset, and Alternatives.

        Additional information about Henderson is included in the section entitled "Business of Henderson" beginning on page [    •    ].

Merger Sub

Horizon Orbit Corp.

c/o [    •    ]
[    •    ]
[    •    ]

        Horizon Orbit Corp., which we refer to as Merger Sub, is a Delaware corporation directly and wholly owned by Henderson that was formed on September 23, 2016. To date, Merger Sub has not conducted any activities other than those incidental to its formation. Pursuant to the merger agreement, Merger Sub will be merged with and into Janus, with Janus surviving the merger as a direct and wholly owned subsidiary of Henderson.

 THE JANUS SPECIAL MEETING

General

        This section contains information about the Janus special meeting that has been called to consider and vote on the Janus merger proposal, the Janus compensation proposal and the Janus adjournment proposal. This proxy statement/prospectus is being furnished to Janus stockholders in connection with the solicitation of proxies by the Janus board for use at the Janus special meeting and any postponements or adjournments of such special meeting. This proxy statement/prospectus provides Janus stockholders with information about the Janus special meeting and should be read carefully in its entirety.

Date, Time and Place

        The Janus special meeting will be held at [    •    ], on [    •    ], 2017, at [    •    ], [    •    ] time.

Purpose of the Janus Special Meeting

        At the Janus special meeting, Janus stockholders will be asked to vote on the following proposals:

  •
  Proposal 1 (Janus merger proposal)—Adoption of the Merger Agreement.  To consider and vote on the Janus merger proposal (see the section below entitled "Janus Proposal 1: The Merger Proposal");

  •
  Proposal 2 (Janus compensation proposal)—Approval, on an Advisory (Non-Binding) Basis, of Certain Compensatory Arrangements with Janus Named Executive Officers.  To consider and vote on the Janus compensation proposal (see the section below entitled "Janus Proposal 2: The Janus Compensation Proposal"); and

  •
  Proposal 3 (Janus adjournment proposal)—Adjournment of the Janus Special Meeting.  To consider and vote (if necessary or appropriate) on the Janus adjournment proposal (see the section below entitled "Janus Proposal 3: Possible Adjournment to Solicit Additional Proxies, if Necessary or Appropriate").

        You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the transaction and the proposals to be voted on at the Janus special meeting.

Recommendation of the Janus Board

        After careful consideration, the Janus board, on October 1, 2016, unanimously (a) approved the merger agreement and determined that entering into the merger agreement and consummating the transactions contemplated thereby, including the merger, are advisable and fair to, and in the best interests of, Janus and its stockholders; (b) authorized and approved the execution, delivery and performance of the merger agreement by Janus and approved the merger; and (c) recommended the adoption of the merger agreement by the Janus stockholders and directed that the merger agreement be submitted for consideration by the Janus stockholders at the Janus special meeting.

The Janus board unanimously recommends that the Janus stockholders vote:

        "FOR" the Janus merger proposal;

        "FOR" the Janus compensation proposal; and

        "FOR" the Janus adjournment proposal.

Record Date; Stockholders Entitled to Vote

        Only holders of record of shares of Janus common stock at the close of business on [    •    ], [    •    ] the record date for voting at the Janus special meeting will be entitled to notice of, and to vote at, the Janus special meeting or any adjournments or postponements thereof. As of the close of business on [    •    ][the record date], there were [    •    ] shares of Janus common stock issued and outstanding and entitled to vote at the Janus special meeting, including [    •    ] shares of Janus common stock held by Dai-ichi. A list of stockholders of record entitled to vote at the Janus special meeting shall be open to any stockholder for any purpose relevant to such meeting for ten days before the Janus special meeting, during normal business hours, at [    •    ].

Shares and Voting of Janus Directors and Executive Officers

        As of the close of business on [    •    ], approximately [    •    ]% of the issued and outstanding shares of Janus common stock (including Janus Restricted Share Awards entitled to vote) were held by Janus directors and executive officers and their affiliates. We currently expect that Janus directors and executive officers will vote their shares of Janus common stock in favor of the above-listed proposals, although none of them has entered into any agreements obligating him or her to do so.

Quorum

        A quorum of stockholders is necessary to transact business at the Janus special meeting. In order to take any action at the Janus special meeting, a majority of Janus's outstanding shares of common stock as of the record date must be present in person or represented by proxy and entitled to vote at the Janus special meeting, or any adjournment or postponement thereof. The inspectors intend to treat as "present" for these purposes stockholders who have submitted properly executed or transmitted proxies that are marked "abstain." The inspectors will also treat as "present" at the Janus special meeting shares held in "street name" by brokers that are voted on at least one proposal to come before the Janus special meeting. In the event that a quorum is not present, or if there are insufficient votes to adopt the merger agreement at the time of the Janus special meeting, it is expected that the Janus special meeting will be adjourned to solicit additional proxies.

Required Vote

        Proposal 1: Vote on the Janus merger proposal.    The votes cast "FOR" this proposal must represent a majority of all outstanding shares of Janus common stock entitled to vote thereon.

        Proposal 2: Advisory vote on the Janus compensation proposal.    The affirmative vote of a majority of the shares of Janus common stock represented at the Janus special meeting and entitled to vote thereon is required to approve the Janus compensation proposal.

        Proposal 3: Vote on the Janus adjournment proposal.    The affirmative vote of a majority of the shares of Janus common stock represented at the Janus special meeting and entitled to vote thereon is required to approve the Janus adjournment proposal.

        Under the NYSE rules, if you hold your shares of Janus common stock in "street name," your broker, nominee or intermediary may not vote your shares without instructions from you on non-routine matters. None of the proposals to be voted on at the Janus special meeting are routine matters. Therefore, without your voting instructions, your broker or other nominee may not vote your shares on Proposal 1, Proposal 2 or Proposal 3 at the Janus special meeting.

        Broker non-votes will have the same effect as a vote "AGAINST" Proposal 1 and will have no effect on Proposals 2 and 3 (assuming a quorum is present). However, because none of the proposals to be voted on at the Janus special meeting are routine matters for which brokers may have discretionary authority to vote, Janus does not expect any broker non-votes at the Janus special meeting.

Abstentions and Broker Non-Votes

        A "broker non-vote" occurs on an item when (i) a bank, broker, nominee, intermediary or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary authority to vote on that particular proposal without receiving voting instructions from the beneficial owner of the shares, and (ii) the beneficial owner fails to provide the bank, broker, nominee, intermediary or other holder of record with such instructions. Under the current rules for the NYSE, brokers do not have discretionary authority to vote on "non-routine" proposals, including the Janus merger proposal (Proposal 1), the vote, on an advisory basis, on the Janus compensation proposal (Proposal 2) and the Janus adjournment proposal (Proposal 3). Because none of the proposals to be voted on at the Janus special meeting are routine matters for which brokers may have discretionary authority to vote, Janus does not expect any broker non-votes at the Janus special meeting. If you hold your shares in street name, it is critical that you cast your vote by instructing your bank, broker or other nominee on how to vote if you want your vote to be counted at the Janus special meeting. The NYSE rules governing brokers' discretionary authority will not permit brokers to exercise discretionary authority regarding any of the proposals to be voted on at the Janus special meeting.

        If you are a Janus stockholder and you mark your proxy or voting instructions to abstain, it will have the effect of a vote "AGAINST" the Janus merger proposal, the Janus compensation proposal and the Janus adjournment proposal. If you are a Janus stockholder and you fail to instruct your broker or nominee to vote, it will have the effect of a vote "AGAINST" the Janus merger proposal but will have no effect on the Janus compensation proposal and the Janus adjournment proposal, assuming a quorum is present.

How to Vote

Voting by Proxy

        If you hold shares of Janus common stock in your name as a holder of record, which we refer to as the registered stockholder, you can vote your shares by one of the following methods:

        By Internet—You may submit a proxy electronically via the Internet at www.proxyvote.com until 11:59 p.m. EDT on [    •    ]. Please have your proxy card or Notice of Internet Availability of Proxy Materials, which we refer to as the Notice, in hand when you log on to the website. The Internet procedures are designed to authenticate a stockholder's identity to allow stockholders to vote their shares and confirm that their instructions have been properly recorded. Internet voting facilities for stockholders of record are available 24 hours a day. Voting via the Internet authorizes the named proxies to vote your shares in the same manner as if you had submitted a validly executed proxy card.

        By Telephone—You may submit a proxy by telephone, toll-free, at 1-800-690-6903 until 11:59 p.m. EDT on [    •    ]. Please have your proxy card or Notice in hand when you call. The telephone voting procedures are designed to authenticate a stockholder's identity to allow stockholders to vote their shares and confirm that their instructions have been properly recorded. Voting by telephone authorizes the named proxies to vote your shares in the same manner as if you had submitted a validly executed proxy card.

        By Mail—You may request a paper proxy card in accordance with the instructions contained in the Notice and then complete, sign and date the proxy card and return it so that it is received by 11:59 p.m. EDT on [    •    ].

        If your shares of Janus common stock are held in a stock brokerage account or by a bank, or other holder of record, you are considered the "beneficial owner" of shares held in street name. The Notice has been forwarded to you by your broker, bank or other holder of record who is considered the registered stockholder with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other registered stockholder on how to vote your shares by using the voting instruction form included in the mailing or by following their instructions for voting by telephone or on the Internet.

Voting at the Janus special meeting

        Attendance at the Janus special meeting is limited to Janus stockholders on the record date and their proxies. Please indicate on the proxy card if you plan to attend the Janus special meeting. You will need proof of ownership to enter the Janus special meeting. If you are a beneficial owner of shares of Janus common stock and you plan to attend the Janus special meeting, you must present proof, such as a bank or brokerage account statement, of your ownership of Janus common stock as of the record date to be admitted to the Janus special meeting.

        If you are a registered stockholder, representatives of Janus will confirm your stockholder status at the Janus special meeting. You must present a form of personal identification to be admitted to the Janus special meeting. NO CAMERAS, RECORDING EQUIPMENT, ELECTRONIC DEVICES, BAGS, BRIEFCASES, PACKAGES, OR SIMILAR ITEMS WILL BE PERMITTED AT THE JANUS SPECIAL MEETING.

        If you vote by proxy and also attend the Janus special meeting, you do not need to vote again at the Janus special meeting unless you wish to change your vote. Even if you plan to attend the Janus special meeting, we strongly urge you to vote in advance by proxy by signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided or by voting via the Internet or by telephone by following the instructions provided on the enclosed proxy card and below. Submitting your proxy prior to the Janus special meeting does not limit your right to vote in person at the Janus special meeting if you decide to do so. If you wish to vote in person at the Janus special meeting, we will pass out written ballots for such purpose as requested; however, if you are a beneficial owner, you must obtain a legal proxy from your broker, bank, or other holder of record and bring it to the Janus special meeting to vote in person at the Janus special meeting.

        Janus stockholders should not send in their stock certificates with their proxy cards.    Janus stockholders will be sent materials for exchanging shares of Janus common stock shortly after the closing of the transaction.

Voting of Proxies

        A proxy card is enclosed for your use. Janus requests that you mark, sign and date the accompanying proxy and return it promptly in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Janus common stock represented by it will be voted at the Janus special meeting or any adjournment thereof in accordance with the instructions contained in the proxy. If no specific instructions are given by you when you execute your voting form, as explained on the form, your shares will be voted as recommended by the Janus board as stated in this proxy statement/prospectus, specifically "FOR" the Janus merger proposal, "FOR" the Janus compensation proposal and "FOR" the Janus adjournment proposal.

        At the date hereof, Janus's management has no knowledge of any business that will be presented for consideration at the Janus special meeting and which would be required to be set forth in this proxy statement/prospectus or the related Janus proxy card other than the matters set forth in Janus's Notice of Special Meeting of Stockholders. If any other matter is properly presented at the Janus special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter and as the Janus board may recommend.

        Your vote is important. Accordingly, please mark, sign, date and return the enclosed proxy card whether or not you plan to attend the Janus special meeting in person.

How Proxies Are Counted

        All shares of Janus common stock represented by properly executed proxies received in time for the Janus special meeting will be voted at the meeting in the manner specified by the Janus stockholder giving those proxies. Properly executed proxies that do not contain voting instructions with respect to the Janus merger proposal, the Janus compensation proposal or the Janus adjournment proposal will be voted as recommended by the Janus board as stated in this proxy statement/prospectus, specifically "FOR" the Janus merger proposal, "FOR" the Janus compensation proposal and "FOR" the Janus adjournment proposal.

Voting of Janus Common Stock Held in Street Name

        If you hold shares of Janus common stock through a broker, bank or other nominee, you may instruct your broker, bank or other nominee to vote your shares of Janus common stock by following the instructions that the broker, bank or other nominee provides to you with these materials. Most brokers offer the ability for stockholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares, so you should read carefully the materials provided to you by your broker, bank or other nominee. If you do not provide voting instructions to your broker, bank or other nominee, your Janus shares will not be voted on any proposal as your broker, bank or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the Janus special meeting. We urge you to instruct your broker or other nominee how to vote your shares by following those instructions.

        Broker non-votes are counted for the purpose of determining the presence or absence of a quorum for purposes of the Janus special meeting but are not considered votes cast. With respect to the Janus merger proposal, a broker non-vote will have the effect of a vote "AGAINST" the proposal. With respect to the Janus compensation proposal and the Janus adjournment proposal, a broker non-vote will have no effect on such proposals. Because none of the proposals to be voted on at the Janus special meeting are routine matters for which brokers may have discretionary authority to vote, Janus does not expect any broker non-votes at the Janus special meeting.

        If you hold shares of Janus common stock in the name of your broker, bank, or other nominee and wish to vote your shares of Janus common stock in person at the Janus special meeting, you must obtain a legal proxy from your broker or nominee and present it to the inspector of election with your ballot when you vote at the Janus special meeting.

Voting by Employees Participating in the Employee Stock Ownership Plan and the Kansas City Southern 401(k) Plan

        Each participant in the Janus ESOP and the KCS 401(k) Plan may instruct the respective trustees of these plans on how to vote the shares of Janus common stock held on behalf of the participant under such plans. The trustee of each plan must receive your voting instructions for the common stock allocated to your Janus ESOP or KCS 401(k) Plan account before [    •    ]. If the trustee for the Janus ESOP or the KCS 401(k) Plan does not receive your voting instructions before [    •    ], it will vote those shares, subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, in the same proportion as the voting instructions that it receives from other Janus ESOP or KCS 401(k) Plan account holders (as applicable).

        On [    •    ], there were [    •    ] outstanding Janus shares in the Janus ESOP and [    •    ] outstanding Janus shares in the KCS 401(k) Plan.

Revocability of Proxies and Changes to a Janus Stockholders' Vote

        If you are a registered stockholder, you may change your vote or revoke your proxy at any time before it is exercised at the Janus special meeting. You may do this in one of four ways:

  •
  Deliver a written notice of revocation to the General Counsel and Secretary, Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206 by 5:00 p.m. Denver time on [    •    ].

  •
  Complete, sign, and timely submit a new proxy card with a later date.

  •
  Timely submit a proxy with new voting instructions using the telephone or Internet voting system.

  •
  Vote in person at the Janus special meeting (merely attending the Janus special meeting will not revoke your proxy).

        Your attendance in and of itself will not revoke any proxy.

        If your shares of Janus common stock are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

        Once voting on a particular matter is completed at the Janus special meeting, a Janus stockholder will not be able to revoke its proxy or change its vote as to that matter.

        All shares of Janus common stock represented by valid proxies that Janus receives through this solicitation and that are not revoked will be voted in accordance with the instructions on the proxy card. If a Janus stockholder makes no specifications on its proxy card as to how it should want its shares of Janus common stock voted before signing and returning it, such proxy will be voted as recommended by the Janus board as stated in this proxy statement/prospectus, specifically "FOR" the Janus merger proposal, "FOR" the Janus compensation proposal and "FOR" the Janus adjournment proposal.

Tabulation of Votes

        The Janus board has appointed [    •    ] to serve as the inspectors of election for the Janus special meeting. The inspectors of election will, among other matters, determine the number of shares of Janus common stock represented at the Janus special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to the Janus stockholders.

Solicitation of Proxies

        Janus is soliciting proxies to provide an opportunity to all Janus stockholders to vote on agenda items, whether or not the stockholders are able to attend the Janus special meeting or an adjournment or postponement thereof. Janus will bear the entire cost of soliciting proxies from its stockholders, except that Janus and Henderson have agreed to each pay one half of the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other similar fees payable to the SEC in connection with this proxy statement/prospectus. In addition to the solicitation of proxies by mail, Janus will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of shares of Janus common stock and secure their voting instructions, if necessary. Janus will reimburse the record holders on request for their reasonable expenses in taking those actions.

        Janus has also made arrangements with [    •    ] to assist in soliciting proxies and in communicating with Janus stockholders. Proxies also may be solicited on behalf of Janus in person, by mail, by telephone, by facsimile, by messenger, via the Internet or by other means of communication, including electronic communication, or by Janus directors, officers and employees in person, by mail, by telephone, by facsimile, via the Internet or by other means of communication, including electronic communication. Directors, officers and employees of Janus will not be specially compensated for their services or solicitation in this regard.

Adjournments

        If the Janus special meeting is postponed or adjourned, your proxy will still be valid and may be voted at the postponed or adjourned meeting in the manner described in this proxy statement/prospectus. You will still be able to revoke your proxy until it was voted at the postponed or adjourned meeting.

        If a quorum is not present or represented, a meeting of Janus stockholders may be adjourned from time to time by the vote of shares of Janus common stock having a majority of the votes of the shares of Janus common stock represented at such meeting until a quorum is present.

        If a quorum is present at the Janus special meeting but there are not sufficient votes at the time of the Janus special meeting to approve the Janus merger proposal, then Janus stockholders may be asked to vote on the Janus adjournment proposal. No notices of an adjourned meeting need be given if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, unless the Janus board sets a new record date for such meeting, in which case a notice of the adjourned meeting will be given to each Janus stockholder of record entitled to vote at the meeting. At any subsequent reconvening of the Janus special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Janus special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

        If you need assistance in completing your proxy card or have questions regarding the Janus special meeting, please contact [    •    ], the proxy solicitation agent for Janus, at [    •    ].

THE MERGER

Effects of the Merger

        At the effective time, Merger Sub will be merged with and into Janus, with Janus surviving the merger as a direct and wholly owned subsidiary of Henderson.

        Subject to the terms and conditions set forth in the merger agreement, Janus stockholders will have the right to receive, with respect to each share of Janus common stock they hold at the effective time, 4.7190 Henderson ordinary shares, with cash paid in lieu of fractional Henderson ordinary shares based on then prevailing market prices, subject to the following adjustments. Effective immediately prior to the closing of the merger, subject to approval by the Henderson shareholders at the Henderson shareholder meeting, Henderson will implement the share consolidation at a ratio of one Janus Henderson ordinary share (or CDI, as applicable) for every 10 Henderson ordinary shares (or CDIs, as applicable) outstanding (so that at closing of the merger each Janus stockholder will receive 0.4719 Janus Henderson ordinary shares for each share of Janus common stock). In addition, subject to approval by the Henderson shareholders at the Henderson shareholder meeting, effective upon [the date of the Henderson shareholder meeting], the par value of Henderson ordinary shares will be redenominated from pounds sterling into U.S. dollars. Following the redenomination, subject to approval by the Henderson shareholders at the Henderson shareholder meeting, upon completion of certain registration procedures with the Jersey Registrar of Companies, the par value of Henderson ordinary shares will be reduced to ensure that the par value is a round number. In addition, each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the effective time will be cancelled and, in exchange for the cancellation and the funding of the merger consideration by Henderson, Janus, as the surviving corporation in the merger, will issue an equivalent number of fully paid and non-assessable shares of common stock, par value $0.01 per share, all of which shares will be held by Henderson, and which will constitute the only outstanding shares of common stock of Janus, as the surviving corporation, immediately following the effective time.

        The merger agreement does not contain any provision that would adjust the exchange ratio based on fluctuations in the market value of either the Janus common stock or Henderson ordinary shares or currency exchange rates. Because of this, the implied value of consideration to the Janus stockholders may fluctuate between now and closing of the merger. The value of the consideration to Janus stockholders will depend on the market value of Henderson ordinary shares at the time the merger is completed and on currency exchange rates. The merger agreement provides that the merger consideration will be adjusted appropriately to reflect the effect of any stock/share split, reverse stock split, share consolidation, share subdivision, share bonus issue or stock/share dividend (including any dividend or distribution of securities convertible into the Henderson ordinary shares or Janus common stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Henderson ordinary shares or Janus common stock issued and outstanding after October 3, 2016 and prior to the effective time.

Background of the Merger

        The management and board of directors of Janus regularly reviews and discusses the performance, risks, strategy, prospects and competitive position of Janus, as well as business opportunities available to Janus. In addition, the management and board of directors of Janus from time to time reviews and evaluates the possibility of pursuing various strategic alternatives and relationships as part of Janus's ongoing efforts to strengthen its overall business and enhance value for its stockholders, taking into account economic, regulatory, competitive and other conditions.

        On February 10, 2016, Richard M. Weil, Chief Executive Officer of Janus, was in London to visit Janus's London offices. Representatives of Bank of America Merrill Lynch, which we refer to as BAML, had suggested that they arrange an introduction between Mr. Weil and Andrew J. Formica,

Chief Executive Officer of Henderson, while Mr. Weil was in London. On February 10, 2016, Mr. Weil and Mr. Formica met and discussed the asset management industry generally and their respective businesses, though they did not have any substantive discussions regarding any strategic transaction involving Janus and Henderson.

        On March 8, 2016, Mr. Weil and Mr. Formica spoke by telephone to discuss certain follow-up items from their February meeting. They also discussed whether a strategic transaction between Henderson and Janus would be worth considering, and each agreed to consider the possibility with their respective boards.

        On April 7, 2016, Mr. Weil and Mr. Formica spoke by telephone to continue discussions on the asset management industry generally, and their respective businesses, as well as the possibility of exploring a potential business combination of Janus and Henderson. They did not discuss the structure or any specific terms of such a transaction, but each of them agreed to consider the matter further, as well as further discussions on this topic.

        On April 8, 2016, during a regularly scheduled call between Mr. Weil and Glenn Schafer, Chairman of the Janus board, Mr. Weil informed Mr. Schafer that he had spoken to Mr. Formica, that in that conversation the possibility of exploring a potential business combination of Janus and Henderson had been raised, and that Mr. Weil and Mr. Formica had agreed to continue these exploratory discussions.

        On April 16, 2016, Mr. Weil met with a representative of Loeb Spencer House Partners, which we refer to as Loeb Spencer House, to discuss the asset management industry generally and Janus's business strategy. Mr. Weil and the representative from Loeb Spencer House Partners also discussed Mr. Weil's previous discussions with Mr. Formica regarding a potential business combination of Janus and Henderson and potential next steps in the event Janus decided to explore such a combination.

        On April 19, 2016, Janus and Henderson entered into a mutual confidentiality and nondisclosure agreement to facilitate the sharing of preliminary non-public information about their respective businesses. From this date through October 2, 2016, representatives of Janus and Henderson conducted a due diligence review of the other party, including numerous telephonic and in person meetings to discuss their respective businesses and operations.

        On April 21 and 22, 2016, the Janus board held its regularly scheduled quarterly meeting in person. Members of Janus management were present at the meeting to provide a general business update to the Janus board. During the meeting, Mr. Weil informed the Janus board of his exploratory discussions with Mr. Formica regarding a preliminary evaluation of the potential merits of a potential business combination with Henderson.

        On May 4, 2016, Mr. Formica and other members of Henderson's senior management travelled to Janus's headquarters in Denver, Colorado to meet with Mr. Weil and other members of Janus's senior management to discuss the strategic rationale and merits and challenges of a business combination of Janus and Henderson. They did not discuss the possible structure or any specific terms of such a combination, but agreed to consider further discussions if it appeared that a combination could be attractive to both companies. Also on May 4, 2016, Mr. Weil called a representative of Loeb Spencer House to discuss the possibility of Loeb Spencer House advising Janus in evaluating a potential business combination with Henderson. Pursuant to an engagement letter, dated June 16, 2016, Janus and Loeb Spencer House confirmed Loeb Spencer House's engagement as Janus's financial advisor with respect to the potential business combination between Janus and Henderson.

        In early May 2016, Mr. Weil, other members of Janus management and a representative of Loeb Spencer House had several calls with members of Henderson management and a representative of BAML, financial advisor to Henderson, to discuss the process for exploring the merits of a potential business combination between Janus and Henderson. These discussions remained preliminary in nature and no specific terms were discussed, however it was noted that any potential combination between Janus and Henderson would be structured as a "merger of equals". The parties agreed to continue discussions to evaluate one another's businesses so as to determine whether a potential business combination would be worth pursuing.

        On May 9, 2016, Mr. Weil and Mr. Formica discussed by telephone the feedback they had received from their respective management teams on the Denver meetings that took place on May 4, 2016, and the subsequent telephone calls, and decided to continue their discussions relating to the potential combination.

        On May 18, 2016, Mr. Weil and Mr. Formica spoke by telephone to discuss the ongoing due diligence process.

        On May 19, 2016, Mr. Formica and other members of Henderson management met with a representative from Loeb Spencer House to continue discussions regarding a potential business combination between Janus and Henderson.

        On May 20, 2016, on a regularly scheduled call between Mr. Weil and Mr. Schafer, Mr. Weil updated Mr. Schafer on his discussions with Mr. Formica regarding the consideration of a potential business combination with Henderson. Mr. Weil noted that these conversations continued to be exploratory in nature and that he would continue to provide Mr. Schafer and the rest of the Janus board with updates after his further discussions with Mr. Formica.

        On May 31, 2016, Richard Gillingwater, Chairman of the Henderson board, called the Chairman of the FCA to inform him of Henderson's preliminary discussions with Janus regarding a potential business combination.

        On June 1, 2016, Mr. Weil and Mr. Formica discussed by telephone their desire to continue discussions regarding a potential business combination. On this call, they discussed the appropriate corporate process to continue discussions and to exchange views as to potential transaction structure and other key deal terms and requirements (including by establishing deal teams on each side), such as potential governance and management structures and the appropriate way to approach Dai-ichi, Janus's largest stockholder and an important strategic partner, about the potential business combination.

        In early June 2016, Janus engaged Skadden, Arps, Slate, Meagher & Flom LLP and affiliates, which we refer to as Skadden, as outside counsel to Janus, to assist Janus in its evaluation of a potential transaction.

        On June 16, 2016, Mr. Weil and Bruce Koepfgen, President of Janus, met with members of management of Dai-ichi in Tokyo to provide Dai-ichi with an update on the preliminary discussions between Janus and Henderson regarding a potential business combination between Janus and Henderson. The parties discussed the potential benefits of a transaction to Janus and Dai-ichi and also discussed the important role the support of Dai-ichi would play in any such transaction.

        On June 21, 2016, the Janus board held a meeting by telephone to discuss a potential business combination with Henderson. Also in attendance were Janus management and representatives of Loeb Spencer House and Skadden. Mr. Weil provided an overview of his preliminary discussions with Mr. Formica and of the preliminary business rationale of the potential transaction. Mr. Weil noted that the preliminary business rationale included, among other things, compatible employee cultures of Janus and Henderson, the highly complementary distribution strengths of Janus and Henderson, the limited overlap in product offerings between Janus and Henderson and the potential benefits of a larger and more diversified platform to execute a global growth strategy and to withstand fluctuations of various global markets as a result of the scale of the combined company. Jennifer J. McPeek, the Chief Financial Officer of Janus, also discussed preliminary estimates of potential synergies that might be realized in connection with a business combination with Henderson. A representative from Loeb

Spencer House presented to the Janus board an overview of certain transaction structuring issues and terms that would need to be addressed in any combination of the kind under consideration, including issues related to a stock-for-stock transaction (such as the exchange ratio and governance matters). The representative from Loeb Spencer House Partners also presented, on a preliminary basis, certain valuation and other financial analyses and parameters that would customarily be applicable to the potential combination. Throughout the meeting, the Janus board asked numerous questions about the topics presented and discussion ensued. The topics discussed included the need for further analysis and discussion regarding the impact of a transaction on stockholders and clients, the cultural and strategic fit with Henderson in a potential transaction and the challenges and risks in any potential transaction. At the conclusion of the meeting, the Janus board agreed with the recommendation of Janus management to continue discussions with Henderson to explore the potential merits of a business combination.

        Later in the day on June 21, 2016, Mr. Weil and Mr. Formica discussed by telephone a plan for members of Henderson management to travel to Janus's headquarters in Denver, Colorado to meet members of Janus management.

        On June 24, 2016, Mr. Weil and Mr. Formica discussed by telephone the next steps to continue to evaluate a potential business combination between the two firms. Both Mr. Weil and Mr. Formica each expressed interest in continuing their discussions with a view towards determining if a potential business combination would be in the best interest of their respective shareholders and stockholders.

        Later in the day on June 24, 2016, Janus and Henderson entered into a new confidentiality and nondisclosure agreement that superseded the prior confidentiality and nondisclosure agreement entered into on April 19, 2016. This confidentiality agreement contained a mutual standstill and employee non-solicit and no-hire restrictions.

        On June 26, 2016, members of Janus and Henderson management (and their respective financial advisors) spoke by telephone to discuss the process for the commencement of a more detailed financial due diligence review of each party by the other party.

        On June 30 2016, while on a previously scheduled trip to London, Mr. Weil met with Mr. Formica and other members of Henderson senior management to discuss the potential cultural and business fit of the two firms, the firms' respective businesses and strategies, potential headquarters, the potential for a co-chief executive officer structure and other governance and management matters.

        Later in the day on June 30, 2016, Mr. Weil and Mr. Formica met to discuss the general outline of a transaction and confirmed the fact that if each party determined to pursue a transaction, it would be structured as a "merger of equals". They also discussed generally other matters related to a possible transaction, including the structure of the board of the combined company and the potential for a co-chief executive officer structure for the combined company.

        On July 5, 2016, Mr. Weil and Mr. Formica spoke by telephone to discuss the current status of their respective evaluations of a potential business combination. Mr. Weil and Mr. Formica agreed that their respective management teams and boards of directors were supportive of continuing discussions beyond the preliminary stages. Mr. Weil and Mr. Formica also discussed preparing a preliminary non-binding term sheet to outline some general terms of a potential transaction that would need to be addressed.

        On July 10, 2016, a representative of BAML, Henderson's financial advisor, sent to representatives of Loeb Spencer House, Janus's financial advisor, an initial draft of a preliminary non-binding term sheet setting forth Henderson's proposal for certain transaction terms related to structure, governance and similar matters.

        On July 11, 2016, Mr. Gillingwater and Mr. Schafer discussed by telephone issues related to the executive leadership, board numbers and composition, and the importance of the participation of Dai-ichi in the prospective merger.

        On July 13, 2016, Mr. Weil and Mr. Formica spoke by telephone to discuss a number of matters, including the possible co-chief executive officer structure, integration and outstanding due diligence issues.

        On July 14, 2016, Ms. McPeek and Roger Thompson, the Chief Financial Officer of Henderson, met in New York to discuss potential transaction structures, certain financial matters and financial due diligence.

        On July 18, 2016, members of Janus and Henderson management (and Loeb, BAML and Centerview Partners UK LLP, which we refer to as Centerview, financial advisor to Henderson) met by telephone to discuss the business due diligence process and certain integration considerations. Also, on July 18, 2016, members of Janus and Henderson management and representatives of Freshfields Bruckhaus Deringer LLP, outside legal counsel to Henderson, which we refer to as Freshfields, and Skadden met in person at the offices of Skadden to discuss the process for initiating the reciprocal legal due diligence review.

        On July 19, 2016, a representative of Loeb Spencer House sent to BAML a draft of a preliminary non-binding term sheet setting forth Janus's proposal for certain transaction terms related to structure, governance and similar matters.

        On July 18 and 19, 2016, members of Janus and Henderson management (and Loeb and BAML) met in person at the offices of Skadden to discuss their respective investment products and teams and strategies.

        On July 20, 2016, the Janus board held its regularly scheduled quarterly meeting in person. At that meeting, Janus management provided a general business update and overview of Janus's proposed business strategy for achieving growing market share and organic growth. In addition, Mr. Weil provided an update on the potential business combination with Henderson, including an update on the strategic rationale and potential benefits of the transaction and certain preliminary transaction terms that were being discussed between Janus and Henderson. The Janus board asked questions about a variety of the topics presented and discussion ensued. The topics discussed included, among other things, the potential impact of Brexit on Henderson and on the potential transaction, governance matters, the strategic rationale of the transaction and valuation. At the conclusion of the meeting, the Janus board agreed with the recommendation of Janus management to continue discussions with Henderson regarding a potential business combination.

        On July 21, 2016, the compensation committee of the Janus board held its regularly scheduled quarterly meeting in person to discuss the entry by Janus into change in control agreements with certain members of Janus's executive committee and certain other Janus employees in the event that Janus entered into a transaction with Henderson.

        On July 25, 2016, Mr. Weil and Mr. Formica met in New York City to continue discussions regarding the potential business combination. At this meeting, they discussed the draft term sheet and a number of important matters that would need to be addressed in connection with any such transaction, including the compensation structures of their respective firms and of the combined company, the cultural fit of their respective firms, the co-chief executive officer structure, the composition of the executive committee of the combined company, the name of the combined company, the structure of the board of the combined company, potential synergies, strategic priorities, regulatory considerations, the Dai-ichi relationship and the potential methodology to be used to determine the exchange ratio. They did not reach agreement on these matters as the purpose of the meeting was to identify key considerations both parties would need to consider further if the parties continued their discussions regarding a business combination.

        Mr. Weil and Mr. Formica, together with their respective financial advisors, engaged in various discussions regarding the methodology to calculate the exchange ratio through September 27, 2016, when the parties agreed on such methodology. During the course of these discussions, the parties discussed a number of factors and considerations deemed to be relevant to determining a mutually acceptable methodology to determine the exchange ratio in the event the parties decided to pursue a transaction, including, among others, the trading relationship of Janus and Henderson shares over time, the relative business prospects of Janus and Henderson, equitable sharing between Janus and Henderson shareholders of the synergies expected to be created as a result of a potential transaction and any premium to be reflected in the exchange ratio.

        On July 29, 2016, members of Janus management and members of Henderson management discussed by telephone certain compensation matters, including the potential need to harmonize compensation structures for the combined company, in the event the potential business combination discussions progressed further, as well as the status of the financial due diligence review by both Janus and Henderson.

        On August 12, 2016, Mr. Weil and Mr. Formica discussed by telephone the status of their respective reviews of the potential business combination. They discussed the status of the ongoing due diligence reviews, as well as a number of the potential transaction terms previously discussed at their July 25th meeting, including the name of the combined company, corporate branding, the executive committee and management of the combined company and the Dai-ichi relationship.

        Also on August 12, 2016, Mr. Weil spoke individually by telephone with several members of the Janus board to provide an update regarding the status of discussions with Henderson. Janus management also provided the Janus board with a written update on the status and strategic merits of a potential combination with Henderson.

        On August 16, 2016, members of Janus and Henderson management met by telephone to discuss potential synergies in connection with a potential business combination.

        On August 17, 2016, Loeb Spencer House and BAML met to discuss Janus's and Henderson's desire to enter into a voting agreement with Dai-ichi and to ensure the continued significant ownership stake of Dai-ichi in the combined company and other potential terms related to the potential business combination.

        On August 18, 2016, Janus sent Dai-ichi a draft of the amended and restated investment agreement providing for the continued investment by Dai-ichi in the combined company. Thereafter, during the period between August 18, 2016 and October 2, 2016, representatives of (i) Janus and Skadden, (ii) Henderson and Freshfields and (iii) Dai-ichi and its counsel Davis Polk & Wardwell LLP exchanged a number of drafts of the Dai-ichi agreements and engaged in negotiations regarding the terms and conditions of the Dai-ichi agreements.

        On August 19, 2016, Mr. Weil and Mr. Formica spoke by telephone to discuss the status of their respective reviews of the potential business combination, including the name of the combined company, possible governance and management structures, stock exchange listing of the shares of the combined company, the ongoing due diligence review process and the process for furthering discussions on the key transaction matters, among other topics.

        On August 23, 2016, Mr. Weil and Mr. Formica travelled to Japan to meet together with members of Dai-ichi management to discuss the potential business combination. At that meeting, Mr. Formica provided Dai-ichi with a presentation on the Henderson business and strategy, and the parties discussed various matters related to the potential business combination, including the continuation of the Dai-ichi strategic relationship and the support of Dai-Ichi for the potential business combination.

        On August 24, 25 and 26, 2016, members of Janus and Henderson management held a series of meetings at Janus's headquarters in Denver, Colorado to discuss potential post-transaction organizational structures for the combined company. At those meetings, members of Janus and Henderson management discussed estimates of synergies (including cost synergies and revenue synergies), the cultural and strategic fit of Janus and Henderson (including a similar strategic focus on active management and client service and an emphasis on collaborative and fundamental research driven investment processes), compensation structures and the finance, distribution, information technology, legal and other operations of their respective businesses, among other matters. Representatives of Loeb Spencer House and BAML joined certain of these meetings.

        During the course of the day on August 26, 2016, Mr. Weil, Mr. Formica, Mr. Schafer, Mr. Gillingwater and Lawrence E. Kochard, a member of the Janus board and Chair of the Compensation Committee, had a series of meeting at Janus's headquarters in Denver, Colorado with each other and members of Janus and Henderson management to discuss a wide range of topics, including the business and strategy of Janus and Henderson, the strategic rationale and benefits of a transaction and possible governance and management structures of the combined company.

        Later in the day on August 26, 2016, Mr. Weil, Mr. Formica, Mr. Schafer, Mr. Kochard and Mr. Gillingwater met to further discuss the board composition and management structure of the combined company.

        In late August 2016, Mr. Koepfgen met with members of Henderson management at Henderson's headquarters in London to discuss various matters related to the potential transaction, including feedback from the Henderson board, Janus's and Henderson's respective U.S. mutual fund complexes, corporate branding, the stock exchange listing of the shares of the combined company, the Dai-ichi relationship and possible governance and management structures.

        On September 1, 2016, Mr. Weil and Mr. Formica discussed by telephone the status of their respective evaluations of the potential business combination, including their respective due diligence reviews, their current positions on a number of the key transaction terms, including the name of the combined company and the governance and management structure of the combined company, and preparations for their upcoming board meetings. Mr. Weil and Mr. Formica also continued their prior discussions regarding the appropriate methodology for determining the exchange ratio.

        On September 8, 2016, the Janus board held a special meeting by telephone to discuss the status of the ongoing discussions with Henderson regarding a potential combination with Henderson. Representatives of Loeb Spencer House and Skadden were in attendance. Janus management provided an update on the potential business combination with Henderson, including a discussion of the strategic rationale of the transaction and a comparison of the respective opportunities and risks associated with pursuing Janus's existing strategy as a standalone firm, as well as the current status of discussions with Henderson on certain key transaction terms. The Janus board asked a variety of questions relevant to the presentation and discussion ensued. A representative of Loeb Spencer House, made a presentation to the Janus board addressing certain financial matters, including considerations applicable to the determination of the exchange ratio in stock for stock transactions. These considerations included, among others, the trading relationship of Janus and Henderson shares over time, the relative business prospects of Janus and Henderson, equitable sharing between Janus and Henderson shareholders of the synergies expected to be created as a result of the potential transaction and any premium to be reflected in the exchange ratio. The Janus board then discussed the merits and risks of the proposed transaction, as well as the absence of any other attractive and reasonably available strategic transactions. Lastly, Mr. Weil provided an update on certain key open transaction terms, including the exchange ratio and the name of the combined company. After further discussion, the Janus board agreed that management should continue discussions with Henderson regarding a potential business combination to determine whether a combination would be value-enhancing to Janus's stockholders and, if so, whether mutually agreeable terms could be reached.

        On September 9, 2016, Mr. Weil and Mr. Formica had a telephone call with other members of Henderson's senior management team to discuss feedback from Janus's board meeting and the FCA and the Australian business of the combined group.

        In mid-September 2016, Mr. Weil and members of Janus management met with Mr. Formica and members of Henderson management at Henderson's headquarters in London over several days to discuss the potential transaction. The meetings involved topics relating to the potential business combination, including finance, investor relations, human resources, corporate development and the status of the business due diligence review.

        On September 13, 2016, Skadden received an initial draft of the merger agreement prepared by Henderson and Freshfields reflecting Henderson's proposed terms and on September 22, 2016, Skadden received an initial draft of the Janus Henderson Amended Memorandum and Janus Henderson Amended Articles prepared by Henderson and Freshfields reflecting Henderson's proposed changes to Henderson's existing organizational documents. During the period between September 13, 2016 and October 2, 2016, representatives of Janus and Skadden, on the one hand, and representatives of Henderson and Freshfields, on the other hand, exchanged numerous drafts of the merger agreement and the Janus Henderson Amended Memorandum and Janus Henderson Amended Articles and engaged in negotiations regarding the terms and conditions of the merger agreement and the provisions of the Janus Henderson Amended Memorandum and Janus Henderson Amended Articles. During this period, Janus, Henderson and their respective advisors continued their respective due diligence reviews.

        On September 16, 2016, Mr. Weil and Mr. Formica discussed by telephone employee contracts and change of control issues.

        On September 19, 2016, members of Dai-ichi management, including Tatsusaburo Yamamoto, Dai-ichi's representative on the Janus board met with Mr. Formica and members of Henderson management in London to discuss, among other things, Henderson's culture, strategic vision and investment products.

        On September 21, 2016, Mr. Weil and Mr. Formica discussed by telephone the status of the potential combination and the key open business terms, including the exchange ratio, governance structure and the name of the combined company. No agreement was reached on the open business terms and they agreed to speak at a later date to continue the discussion.

        On September 23, 2016, the Janus board held a special meeting by telephone to discuss the potential combination with Henderson. Janus management and representatives of Loeb Spencer House and Skadden were in attendance. A representative of Loeb Spencer House discussed certain financial parameters related to the potential business combination with Henderson, including the recent relative share price performance of the shares of Janus and Henderson, the relative market values of Janus and Henderson on a currency adjusted basis and an exchange ratio analysis. Representatives of Skadden discussed the material terms of the draft merger agreement. Mr. Koepfgen reviewed the current status and terms of the draft Dai-ichi agreements, and Mr. Weil provided an update on current negotiations with Henderson on certain key open terms, including the exchange ratio and name of the combined company. The Janus board asked a variety of questions relevant to the presentations and discussion ensued. The Janus board agreed that it was in the best interest of Janus and its stockholders for management to continue to engage in discussions with Henderson with a view to determining whether agreement on mutually satisfactory terms could be reached.

        Also on September 23, 2016 Mr. Weil and Mr. Formica discussed by telephone feedback from the Henderson board, the Dai-ichi relationship, exchange ratio, brand, potential headquarters and the draft merger agreement, among other topics.

        On September 26, 2016, Mr. Weil and Mr. Formica, along with representatives of Loeb Spencer House and BAML, participated in a conference call to discuss certain material open items in the draft merger agreement, including the methodology to calculate the exchange ratio and the name of the combined company. Certain items remained open at the conclusion of this call.

        On the morning of September 27, 2016, Mr. Weil and Mr. Formica, along with representatives of Loeb Spencer House and BAML, again participated in a conference call to discuss the items that remained open at the conclusion of the previous day's call. Again, such items were not resolved, and the parties recessed to consider potential compromises. Later on that same day, after further negotiations by telephone, Mr. Weil and Mr. Formica agreed in principle on a methodology to calculate the exchange ratio and the name of the combined company. The agreed methodology to calculate the exchange ratio was primarily based upon the average of the daily volume weighted average price (which we refer to as VWAP) in USD for each share of Janus common stock and each Henderson ordinary share over the 30 trading days (excluding U.S. and U.K. holidays) from August 18, 2016 to September 30, 2016. The VWAP for Janus common stock was $14.3173 and the VWAP for Henderson ordinary shares was $3.1098.

        On September 27, 2016, Skadden sent to Freshfields a list of key material open items in the draft merger agreement, which included items related to governance, employee compensation and benefits, and conditions to closing of the merger, among others.

        On September 28, 2016, representatives of Skadden and representatives of Freshfields discussed by telephone the Skadden list of key material open items relating to the draft merger agreement and the Dai-ichi agreements. After the call, Freshfields sent to Skadden an annotated list to reflect the discussions from the call.

        On September 29, 2016, representatives of Skadden and representatives of Freshfields discussed by telephone Janus's and Henderson's respective positions on the remaining key material open items in the draft merger agreement.

        Also on September 29, 2016, members of Janus management and members of Henderson management discussed by telephone the communication plan regarding the announcement of the business combination assuming that an agreement could be reached.

        Also on September 29, 2016, Mr. Weil and Mr. Formica discussed by telephone the remaining key material open items in the draft merger agreement.

        Also, in the evening of September 29, 2016, Skadden sent to Freshfields a revised draft of the merger agreement to reflect Janus's position in relation to the key material open items. Over the next three days, Skadden and Freshfields and their respective clients worked to resolve the remaining open items in the draft merger agreement and the Dai-ichi agreements.

        On September 30, 2016, Mr. Weil and Mr. Formica discussed by telephone feedback from the respective Janus and Henderson board meetings and the briefing of the investment managers of their respective businesses.

        On October 1, 2016, the compensation committee of the Janus board held a special meeting in person to discuss certain change in control agreements to be entered into by Janus and certain Janus employees in connection with the business combination with Henderson and to discuss a severance and transaction-related retention and bonus program to be implemented by Janus. The compensation committee approved the severance and transaction-related retention and bonus program and recommended to the Janus board the approval of these programs.

        Later on October 1, 2016, the Janus board held a special meeting in person to discuss and consider the business combination with Henderson. The Janus board was joined at the meeting by representatives of Janus management, as well as representatives from Loeb Spencer House and Skadden. Mr. Weil provided an update on the resolution of the open issues in the merger agreement, including the agreement reached with Henderson on the combined company name and exchange ratio. Representatives from Skadden provided an update on revisions to the proposed merger agreement. Janus board members asked questions and discussion ensued. Following such discussion, representatives from Loeb Spencer House presented their updated financial analysis of the proposed combination. Loeb Spencer House rendered to the Janus board its oral opinion, confirmed by delivery of a written opinion dated October 1, 2016, to the effect that as of that date, and based upon and subject to the factors and assumptions set forth in the written opinion, the exchange ratio set forth in the merger agreement was fair from a financial point of view to holders of shares of Janus common stock (other than Janus or any wholly-owned subsidiary of Janus or Henderson and its affiliates). Loeb Spencer House's opinion is more fully described in the section of this proxy statement/prospectus entitled "The Merger Agreement—Opinion of Janus's Financial Advisor" beginning on page [    •    ] of this proxy statement/prospectus and the full text of the written opinion of Loeb Spencer House, which sets forth the assumptions and limitations in such opinion, is attached as Annex C hereto. Thereafter, the Janus board unanimously determined that it was advisable and in the best interests of Janus to enter into the merger agreement and the transactions contemplated by the merger agreement, and the board unanimously approved the merger agreement and the transactions contemplated by the merger agreement. In addition, the board unanimously approved the Dai-ichi agreements.

        On October 2, 2016, Janus and Henderson finalized the merger agreement, the Janus Henderson Amended Memorandum, the Janus Henderson Amended Articles and the Dai-ichi agreements.

        On October 3, 2016, the merger agreement was executed and delivered by Janus, Henderson and Merger Sub and the Dai-ichi agreements were executed and delivered by Janus, Henderson and Dai-ichi (as applicable).

        On the morning of October 3, 2016, prior to market openings in London and the U.S., Janus and Henderson issued a joint press release announcing the execution of the merger agreement.

Janus's Reasons for the Merger; Recommendation of the Janus Board

        At its meeting on October 1, 2016, the Janus board unanimously determined that the merger agreement, the voting agreement and the amended investment and cooperation agreement and the transactions contemplated thereby, including the merger, are advisable, fair to, and in the best interests of, Janus and its stockholders, and adopted the merger agreement, the voting agreement and the amended investment and cooperation agreement. The Janus board unanimously recommends that the Janus stockholders vote "FOR" each of the Janus merger proposal, the Janus compensation proposal and the Janus adjournment proposal.

        In evaluating the merger agreement, the Janus board reviewed and discussed a significant amount of information and consulted with and received the advice of Janus's senior management and its legal and financial advisors. In reaching its decision, the Janus board considered a number of factors, including, but not limited to, the following factors which the Janus board believed supported its decision to adopt and enter into the merger agreement and its recommendation that Janus stockholders vote "FOR" each of the Janus merger proposal, the Janus compensation proposal and the Janus adjournment proposal:

  •
  the merger would create a combined company with highly complementary businesses that have a larger geographic footprint, compatible cultures and a shared focus on delivering excellent investment performance and service to clients;

  •
  the combined company would accelerate both Janus's and Henderson's objectives to achieve growth, diversification and globalization, creating a more global active investment manager with enhanced scale and market position;

  •
  the merger is expected to combine the talent pools of both organizations to build a strong global team with enhanced capabilities to innovate on behalf of clients and to create a leading independent active asset manager with a globally relevant brand, footprint, investment proposition and client service capability;

  •
  the combined company is expected to have an expanded client-facing team that will permit it to deepen client relationships and increase growth opportunities across a wider range of investment products and geographies;

  •
  the combined company will have a more diversified revenue mix across products, geographies and clients giving it a greater ability to maintain revenue levels and profitability across market cycles than Janus on a standalone basis;

  •
  the risks and uncertainties associated with maintaining Janus's existence as an independent company including continued downward pressure on investment management fees and operating margins faced by active investment managers such as Janus and the challenges that Janus would face in executing on its stand-alone strategic plan;

  •
  the likelihood that, in the view of the Janus board, conducting a private or public "auction" process of Janus would pose substantial risks to Janus, including being disruptive to client and employee retention;

  •
  the belief that, based on the prior successful acquisition track record of the management teams of Janus and Henderson, the combined management teams will be able to successfully integrate the two companies;

  •
  after integration the combined company is expected to achieve at least $110 million of annual run rate net cost synergies and to generate approximately 2-3 percentage points of additional AUM growth from net new money following integration; see "—Certain Estimated Synergies";

  •
  the merger is expected to be double-digit percentage accretive to each company's earnings per share (excluding one-off costs) in the first 12 months following closing;

  •
  the merger is expected to provide increased distribution strength and coverage in key markets, including the U.S., Europe, Australia, Japan and the U.K., as well as a growing presence in the Asia-Pacific region, the Middle East and Latin America;

  •
  the merger is expected to create additional revenue growth opportunities for the combined company through leveraging both companies' brand strength to cross-sell an expanded product range across the respective core geographies and customer bases of Janus and Henderson. For example:

  •
  U.S. retail, where Janus's approximately $116 billion of AUM is significantly larger than Henderson's U.S. business of approximately $12 billion of AUM as at [June 30], 2016;

  •
  Japan, where Janus currently has approximately $16 billion of AUM having benefited from the strategic relationship with Dai-ichi, compared to Henderson which has less than $1 billion of AUM as at [June 30], 2016;

  •
  U.K. where Henderson has approximately $66 billion of AUM and Janus has $3 billion of AUM as at [June 30], 2016; and

  •
  Europe and Latin America, where Henderson has approximately $28 billion of AUM, compared to Janus which has less than $7 billion of AUM as at [June 30], 2016;

  •
  that Janus's strong fund management and distribution teams complement Henderson's teams in the U.S., that Henderson's strong Europe teams complement Janus's teams in Europe and that

    Janus's alliance in Japan with Dai-ichi can be further leveraged to benefit the combined company;

  •
  the expectation that the combined company would follow a progressive dividend policy, increasing the dividend broadly in line with adjusted net income growth over the medium term and with a payout ratio consistent with Henderson's current practice; and

  •
  the commitment of Dai-ichi, Janus's largest stockholder, to supporting the merger and extending its strategic partnership with the combined group, as more fully described under the section entitled "Dai-ichi Agreements" beginning on page [    •    ] of this proxy statement/prospectus, which is expected to be highly beneficial to the ongoing business of the combined company, especially in Japan and other parts of Asia.

        These beliefs are based in part on the following factors considered by the Janus board:

  •
  its knowledge of Janus's business, operations, assets under management, financial condition, earnings and prospects;

  •
  information and discussions with Janus's management, in consultation with Loeb Spencer House, regarding Henderson business, operations, financial condition, earnings, strategy and future prospects, and the results of Janus's due diligence review of Henderson;

  •
  the current and prospective business, economic and market conditions in the global asset management industry;

  •
  the projected financial performance of Janus as a stand-alone company (relative to the projected financial performance of Janus Henderson) and the fit of the transaction with Janus's previously established strategic goals;

  •
  the recommendation of Janus's senior management in favor of the merger;

  •
  the fact that Janus Henderson's board will initially consist of 12 individuals, six of whom will be designated by Janus, and six of whom will be designated by Henderson;

  •
  the fact that Mr. Weil and Mr. Formica will serve as co-Chief Executive Officers of Janus Henderson, Mr. Gillingwater will serve as Chairman of the Janus Henderson board and Mr. Schafer will serve as the Deputy Chairman of the Janus Henderson board;

  •
  the fact that Janus will select the initial chairs of the audit committee and compensation committee of the Janus Henderson board;

  •
  the fact that Janus and Henderson have agreed to cooperate and take all action as is necessary to cause, effective as of the effective time, each committee of the Janus Henderson board to be comprised of an equal number of directors selected by each of Janus and Henderson;

  •
  the fact that Janus Henderson will be managed by a newly appointed executive committee, with equal numbers of Janus and Henderson officers;

  •
  the financial analyses and presentation of Loeb Spencer House, and Loeb Spencer House's opinion, dated October 1, 2016, to the Janus board that, as of October 1, 2016, and based upon and subject to the factors and assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to holders of Janus common stock (other than Janus or any wholly-owned subsidiary of Janus or Henderson and its affiliates), as more fully described below under the section entitled "—Opinion of Janus's Financial Advisor—Loeb Spencer House" beginning on page [    •    ] of this proxy statement/prospectus;

  •
  the fixed exchange ratio in the merger agreement, which will not be adjusted as a result of increases or decreases in the trading price of the Janus common stock or Henderson ordinary shares or changes in currency exchange rates following the announcement of the merger;

  •
  the expected tax treatment of the merger for U.S. federal income tax purposes, as more fully described below under the section entitled "—U.S., U.K. and Jersey Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders" beginning on page [    •    ] of this proxy statement/prospectus;

  •
  the fact that the merger and the all-stock consideration offered in connection therewith provide Janus stockholders with an opportunity to participate in the equity value of Janus Henderson, including future growth and the expected synergies resulting from the merger;

  •
  the terms and conditions of the merger agreement, including the commitments made by Janus and Henderson in the merger agreement with respect to obtaining regulatory clearances, satisfying closing conditions and completing the merger;

  •
  the Janus board's view, after consultation with its legal counsel, concerning the likelihood that regulatory approvals and clearances necessary to consummate the merger would be obtained;

  •
  the fact that the merger agreement does not preclude Janus from responding to and negotiating certain unsolicited alternative transaction proposals from third parties made prior to the time Janus stockholders adopt the merger agreement;

  •
  the fact that the merger is subject to the approval of the Janus stockholders, who will be free to approve or reject the merger;

  •
  the restrictions in the merger agreement on Henderson's ability to respond to and negotiate certain alternative transaction proposals from third parties, the requirement that Henderson pay Janus a $34,000,000 termination fee if the merger agreement is terminated under certain circumstances and the inability of Henderson to terminate the merger agreement in connection with a change of recommendation by the Henderson board;

  •
  the Janus board's right to withhold, withdraw or change its recommendation to Janus stockholders to vote "FOR" the Janus merger proposal if a superior proposal is available, subject to Janus being obligated to pay Henderson a termination fee of $34,000,000 in the event Henderson terminates the merger agreement prior to the Janus stockholders' vote on the Janus merger proposal or in certain other circumstances in which Janus enters into an alternative transaction agreement within 12 months after termination of the merger agreement; and

  •
  the inability of Henderson to terminate the merger agreement in connection with the Henderson board withholding, withdrawing or changing its recommendation to Henderson stockholders to vote "FOR" the merger, the Henderson share issuance proposal, the Henderson name change proposal, the Henderson amended articles proposal, the Henderson LSE de-listing proposal and the Henderson permitted dividend proposal and the ability of Janus to terminate the merger agreement prior to the Henderson stockholders' meeting and collect a termination fee of $34,000,000 if such a change of recommendation occurs.

        The Janus board weighed these advantages and opportunities against a number of risks and potential negative factors concerning the merger agreement and the merger, including:

  •
  the terms of the merger agreement do not include termination rights for Janus triggered in the event of a decrease in the value of Henderson relative to the value of Janus;

  •
  the challenges inherent in the combination of two companies of the size, geographical diversity and scope of Janus and Henderson, including the risk that integration costs may be greater than anticipated and the possible diversion of management attention for an extended period of time;

  •
  the challenges of developing and executing a successful strategy and business plan for Janus Henderson, including the risk of not capturing all the anticipated cost savings and synergies between Janus and Henderson and the risk that other anticipated benefits of the merger might not be realized;

  •
  the difficulties of combining the businesses and workforces of Janus and Henderson;

  •
  the fact that Janus engaged in negotiations solely with Henderson regarding a potential transaction rather than conducting a private or public "auction" process of Janus;

  •
  the fact that Janus will need to seek consents from clients in connection with the merger, including the potential resulting disruptions to Janus's business and relationships and potential resulting loss of clients;

  •
  the restrictions in the merger agreement on Janus's ability to respond to and negotiate certain alternative transaction proposals from third parties, the requirement that Janus pay Henderson a $34,000,000 termination fee if the merger agreement is terminated under certain circumstances and the inability of Janus to terminate the merger agreement in connection with a change of recommendation by the Janus board, and the risk that such restrictions and termination fee may discourage third parties that might otherwise have an interest in a business combination with, or acquisition of, Janus from making alternative proposals;

  •
  the fact that the merger agreement does not preclude Henderson from responding to and negotiating certain unsolicited alternative transaction proposals from third parties made prior to the time Henderson stockholders adopt the merger agreement;

  •
  the risks associated with establishing Henderson's primary trading market in the U.S. on the NYSE for the first time;

  •
  the restrictions in the merger agreement on the conduct of Janus's business during the period between execution of the merger agreement and consummation of the merger;

  •
  the risk that Janus stockholders or Henderson stockholders, as applicable, may vote down the proposals at the Janus special meeting, the Henderson shareholder meeting or the permitted dividend proposal at the Henderson annual general shareholder meeting;

  •
  the risk that regulatory agencies may object to and challenge the merger or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of Janus Henderson; see the section entitled "—Regulatory Approvals" beginning on page [    •    ] of this proxy statement/prospectus;

  •
  the amount of time it could take to complete the merger, including the fact that closing of the merger depends on factors outside of Janus's or Henderson's control, and the risk that the pendency of the merger for an extended period of time following announcement of the execution of the merger agreement could have an adverse impact on Janus or Henderson;

  •
  the potential for diversion of management and employee attention during the period prior to closing of the merger, and the potential negative effects on Janus's and/or Henderson's businesses;

  •
  the risk that, despite the efforts of Janus and Henderson prior to consummation of the merger, Janus Henderson may lose key personnel and/or suffer client attrition;

  •
  the risk of not capturing all the anticipated cost synergies between Henderson and Janus and the risk that other anticipated benefits might not be realized;

  •
  the risk that Janus Henderson could be treated as a domestic corporation for U.S. federal income tax purposes or that Janus Henderson or its affiliates could otherwise become subject to adverse consequences under U.S. federal income tax laws;

  •
  the potential that the fixed exchange ratio under the merger agreement could result in Janus delivering greater value to the Henderson shareholders than had been anticipated by Janus should the value of the shares of Janus common stock increase relative to the value of Henderson ordinary shares from the date of execution of the merger agreement;

  •
  the possibility that the merger be taxable to U.S. holders of Janus common stock;

  •
  the failure to complete the transaction could cause Janus to incur significant fees and expenses and could lead to negative perceptions among investors, potential investors and clients;

  •
  the limited circumstances under which Janus could terminate the merger agreement or refuse to consummate the transaction;

  •
  the risk that changes in the regulatory landscape or new industry developments, including changes in consumer preferences, may adversely affect the business benefits anticipated to result from the merger;

  •
  the risk that, upon consummation of the merger, the counterparties under certain material contracts of Janus and Henderson may be able to exercise certain "change of control" rights;

  •
  the risks of the type and nature described under "Risk Factors" beginning on page [    •    ] of this proxy statement/prospectus and the matters described under "Cautionary Statement Regarding Forward-Looking Statements" beginning on page [    •    ] of this proxy statement/prospectus; and

  •
  the potential withdrawal of the U.K. from the EU and uncertainty about the terms of the U.K.'s future relationship with the EU, in particular the ability of British companies to export services to the EU single market.

        The foregoing discussion of the factors considered by the Janus board is not intended to be exhaustive, but rather includes the principal factors considered by the Janus board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Janus board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and to make its recommendations to Janus stockholders. In addition, individual members of the Janus board may have given differing weights to different factors. The Janus board conducted an overall review of the factors described above, including thorough discussions with Janus management and outside legal and financial advisors.

        The Janus board concluded that the uncertainties, risks and potentially negative factors relevant to the transaction were outweighed by the potential benefits that it expected Janus and the Janus stockholders would achieve as a result of the transaction.

        In considering the recommendation of the Janus board to approve the Janus merger proposal, Janus stockholders should be aware that Janus directors may have interests in the merger that are different from, or in addition to, those of Janus stockholders generally. For additional information, see the section entitled "—Interests of Janus Directors and Executive Officers in the Merger" beginning on page [    •    ] of this proxy statement/prospectus.

        The foregoing discussion is based on assumptions regarding the cost synergies and revenue growth opportunities Janus expects to achieve following the merger. However, these expected cost synergies and revenue growth opportunities may not develop. There can be no assurance that Janus will be able to successfully implement the strategic or operational initiatives that are intended. The explanation of the reasoning of the Janus board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements" beginning on page [    •    ] of this proxy statement/prospectus.

Henderson's Reasons for the Merger

Strategic Considerations.

        The Henderson board considers that the merger is expected to provide a number of significant strategic opportunities and outcomes, including the following:

  •
  Janus and Henderson have highly complementary businesses which share client-centric and collaborative cultures, well-matched investment capabilities and a focus on active management;

  •
  the merger is expected to combine the talent pools of both organizations to build a strong global team with enhanced capabilities to innovate on behalf of clients and to create a leading independent active asset manager with a globally relevant brand, footprint, investment proposition and client service capability;

  •
  the combination of Janus and Henderson would give the combined company enhanced scale, diversity of products and investment strategies and increased depth and breadth in global distribution, better positioning it to provide world-class client service, gain additional market share and further enhance shareholder value;

  •
  after integration the combined company is expected to achieve at least $110 million of annual run rate net cost synergies (see "—Certain Estimated Synergies"), generate approximately 2-3 percentage points of additional AUM growth from net new money and create significant additional revenue growth opportunities for the combined company from leveraging both companies' brand strength to cross-sell an expanded product range across the respective core geographies and customer bases of Henderson and Janus;

  •
  the merger is expected to be double-digit percentage accretive to each company's earnings per share (excluding one-off costs) in the first 12 months following closing;

  •
  the combined company's increased scale is expected to provide it with greater financial stability through market cycles;

  •
  the combined company is expected to continue to follow a progressive dividend policy, increasing the dividend broadly in-line with adjusted net income growth over the medium term and with a pay-out ratio consistent with Henderson's existing practice;

  •
  the merger will provide increased distribution strength and coverage in key markets, including the U.S., Europe, Australia, Japan and the U.K., as well as a growing presence in the Asia-Pacific region, the Middle East and Latin America;

  •
  the merger is expected to create additional revenue growth opportunities for the combined company through leveraging both companies' brand strength to cross-sell an expanded product range across the respective core geographies and customer bases of Henderson and Janus. For example:

  •
  U.S. retail, where Janus's approximately $116 billion of AUM is significantly larger than Henderson's U.S. retail business of approximately $12 billion of AUM as at [June 30], 2016;

    •
    Japan, where Janus currently has approximately $16 billion of AUM having benefited from the strategic relationship with Dai-ichi, compared to Henderson which has less than $1 billion of AUM as at [June 30], 2016;

    •
    U.K. where Henderson has approximately $66 billion of AUM and Janus has $3 billion of AUM as at [June 30], 2016; and

    •
    Europe and Latin America, where Henderson has approximately $28 billion of AUM, compared to Janus which has less than $7 billion of AUM as at [June 30], 2016; and

  •
  that Janus's strong fund management and distribution teams complement Henderson's teams in the U.S., that Henderson's strong Europe teams complement Janus's teams in Europe and that Janus's alliance in Japan with Dai-ichi can be further leveraged to benefit the combined company.

Other Factors Considered by the Henderson Board.

        In addition to the strategic factors described above, the Henderson board considered the following additional factors:

  •
  its knowledge of Henderson's business, operations, assets under management, financial condition, earnings and prospects and the results of Henderson's due diligence review of Janus which involved a review and assessment of Janus's business, operations, assets under management, financial condition, earnings and prospects;

  •
  the current and prospective business climate in the asset management industry, in which rising industry-wide costs and global regulatory change favor firms with greater economies of scale and financial flexibility, and encourage an increased focus on and substantial investment in technology and data management;

  •
  the alternatives reasonably available to Henderson, including remaining a stand-alone entity and pursuing other strategic alternatives and the Henderson board's belief that the merger with Janus created the best available opportunity to maximize value for Henderson shareholders given the potential risks, rewards and uncertainties associated with other strategic alternatives and without limiting strategic alternatives that Janus Henderson could pursue in the future;

  •
  the projected financial performance of Henderson as a stand-alone company (relative to the projected financial performance of Janus Henderson) and the fit of the transaction with Henderson's previously established strategic goals;

  •
  the recommendation of Henderson's senior management in favor of the merger;

  •
  the initial Janus Henderson board and each of its committees will be comprised of members nominated by Henderson and Janus in equal numbers;

  •
  Henderson will hold strong governance roles in the combined company: Mr. Andrew Formica will be a member of the Janus Henderson board of directors and will assume the role of co-Chief Executive Officer of Janus Henderson, Mr. Richard D. Gillingwater will be a member of the Janus Henderson board and will assume the role of Chairman of the Janus Henderson board of directors and Mr. Roger Thompson will assume the role of Chief Financial Officer of Janus Henderson;

  •
  the existing senior managers of Janus and Henderson leading the management and oversight of Janus Henderson following closing of the merger which provides continuity and allows an experienced team to be drawn from both Henderson and Janus to work together to integrate the two companies;

  •
  the terms and conditions of the merger agreement, including the commitments by both Henderson and Janus to complete the merger;

  •
  the Henderson board's view, after consultation with its legal counsel, concerning the likelihood that regulatory approvals and clearances necessary to consummate the merger would be obtained;

  •
  the Henderson board's view, after consultation with its financial advisors, concerning the potential value creation and synergies of the merger;

  •
  the merger agreement provides for a fixed exchange ratio that is expected to result in Henderson shareholders and Janus stockholders owning approximately 57% and 43%, respectively of Janus Henderson immediately following the effective time, calculated based on Janus's and Henderson's respective shares outstanding as of the signing date, and that no adjustment will be made in the merger consideration to be received by Janus's stockholders in the merger as a result of possible increases or decreases in the trading price of the Henderson ordinary shares following the announcement of the merger;

  •
  because holders of the issued and outstanding Henderson ordinary shares as of immediately prior to the merger would hold approximately 57% of the issued and outstanding shares of Janus Henderson immediately after closing of the merger, Henderson shareholders would have the opportunity to participate in the future performance of the combined company, including the anticipated synergies;

  •
  the merger condition that the boards of trustees and shareholders of Janus-advised U.S. mutual funds have approved new investment advisory agreements with Janus to take effect at the closing of the merger representing at least 67.5% of the assets under management of those funds as of September 30, 2016;

  •
  Janus Henderson will be headquartered in London and will maintain offices in Denver and various other global locations;

  •
  the anticipated client, employee and stakeholder reaction to the merger, which the Henderson board anticipated would be favorable based on the enhanced product and service offerings to be achieved as a result of the merger;

  •
  the Henderson board's right to withhold, withdraw or change its recommendation to the Henderson shareholders to approve the merger if a superior proposal is available, subject to Henderson being obligated to pay Janus a termination fee of $34,000,000 (which represents approximately 1% of Henderson's market capitalization as of the date of the merger agreement) in the event Janus then terminates the merger agreement prior to the Henderson shareholders' vote on the merger or in certain other circumstances in which Henderson enters into an alternative transaction agreement within 12 months after termination of the merger agreement;

  •
  the inability of Janus to terminate the merger agreement in connection with the Janus board withholding, withdrawing or changing its recommendation to the Janus stockholders to vote "FOR" the Janus merger proposal, and the ability of Henderson to terminate the merger agreement prior to the Janus stockholders meeting and collect a termination fee of $34,000,000 if such change of recommendation occurs;

  •
  Henderson having a track record of effectively executing and implementing complex transactions and both Janus and Henderson having a track record of successfully integrating acquired businesses;

  •
  Dai-ichi will hold approximately 9% of the combined company and it confirming that it intends to further invest in the combined company to increase its ownership interest to at least 15%; and

  •
  Dai-ichi confirming that it anticipates additional investments in the Janus Henderson product range, post-closing, of up to $500 million, which would bring its total committed invested assets in Janus Henderson to $2.5 billion.

        The Henderson board weighed these advantages and opportunities against a number of other factors identified in its deliberations that weighed negatively against the merger, including:

  •
  the challenges inherent in the merger of two businesses of the size, geographical diversity and scope of Henderson and Janus and the size of the companies relative to each other, including the risk that integration costs may be greater than anticipated and the possible diversion of management attention for an extended period of time;

  •
  Janus's right, subject to certain conditions, to respond to and negotiate with respect to certain alternative proposals from third parties made prior to the time Janus stockholders adopt the merger agreement;

  •
  the restrictions in the merger agreement on the conduct of each of Henderson's and Janus's respective businesses during the period between execution of the merger agreement and consummation of the merger;

  •
  the risk that Henderson shareholders or Janus stockholders may object to and challenge the merger and take actions that may prevent or delay consummation of the merger, including to vote down the proposals at the Henderson general meeting or Janus special meeting;

  •
  the risk that regulatory agencies may object to and challenge the merger or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of Janus Henderson; see the section entitled "—Regulatory Approvals" beginning on page [    •    ];

  •
  the risk that the pendency of the merger for an extended period of time following announcement of the execution of the merger agreement, as well as the risk of an extended integration period post-closing, could have an adverse impact on the business and financial performance of Henderson or Janus Henderson;

  •
  the potential for diversion of management and employee attention during the period prior to closing of the merger, and the potential negative effects on Henderson's and ultimately, Janus Henderson's businesses;

  •
  the risk that, despite the efforts of Henderson and Janus prior to consummation of the merger, Henderson and Janus may lose key personnel, including those who may have a number of retail and institutional relationships, and certain employees of Janus with contracts that allow them to terminate their employment with Janus and receive payment if their roles or compensation are materially reduced following the consummation of the merger, and the potential resulting negative effects on Henderson's and Janus's and ultimately, Janus Henderson's businesses;

  •
  the risk of not capturing all the anticipated cost synergies between Henderson and Janus and the risk that other anticipated benefits might not be realized;

  •
  the risk that Janus Henderson could be treated as a domestic corporation for U.S. federal income tax purposes or that Janus Henderson or its affiliates could otherwise become subject to adverse consequences under U.S. federal income tax laws;

  •
  the potential that the fixed exchange ratio under the merger agreement could result in Henderson delivering greater value to the Janus stockholders than had been anticipated by Henderson should the value of the Henderson ordinary shares and Janus common stock vary disproportionately (relative to the exchange ratio) from the date of execution of the merger agreement;

  •
  the merger agreement prohibits each of Henderson and Janus from soliciting or engaging in discussions regarding alternative transactions during the pendency of the merger, subject to limited exceptions;

  •
  the requirement that Henderson pay Janus a $34,000,000 termination fee if the merger agreement is terminated under certain circumstances as well as the inability of Henderson to terminate the merger agreement in connection with a change of recommendation by the Henderson board, and the risk that such restrictions and termination fee may discourage third parties that might otherwise have an interest in a business combination with, or acquisition of, Henderson from making alternative proposals;

  •
  the risk that changes in the regulatory landscape or new industry developments, including changes in consumer preferences, may adversely affect the business benefits anticipated to result from the merger;

  •
  the risks associated with establishing Henderson's primary trading market in the U.S. on the NYSE for the first time; and

  •
  the risks of the type and nature described under "Risk Factors" beginning on page [    •    ] and the matters described under "Cautionary Statement Regarding Forward-Looking Statements" beginning on page [    •    ].

        The foregoing discussion of the factors considered by the Henderson board is not exhaustive, but rather includes the principal factors considered by the Henderson board in connection with its deliberations related to the merger. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Henderson board did not find it useful to, and did not attempt to, quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and to make its recommendations to Henderson shareholders. In addition, individual members of the Henderson board may have given differing weights to different factors. The Henderson board conducted an overall review of the factors described above, including thorough discussions with Henderson's management and outside legal and financial advisors.

        The foregoing discussion is based on assumptions regarding the cost synergies and revenue growth opportunities Henderson expects to achieve following the merger. However, these expected cost synergies and revenue growth opportunities may not develop. There can be no assurance that Henderson will be able to successfully implement the strategic or operational initiatives that are intended. The explanation of the reasoning of the Henderson board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements" beginning on page [    •    ] of this proxy statement/prospectus.

Certain Estimated Synergies

        Following [preliminary] analysis undertaken by Henderson and Janus, the Henderson board and the Janus board believe that, based on the current operating expenses of the Henderson business and the Janus business on a stand-alone basis and their plans to integrate the two businesses globally, the combined company will be able to achieve at least $110 million of recurring annual run rate net cost synergies, representing approximately [    •    ]% of the combined company's underlying EBITDA (based on the EBITDA for the year ended December 31, 2016 for each of Henderson ([US$/£] [    •    ]) and Janus (US$[    •    ]). These cost synergies are expected to be weighted toward the first 12 months following closing, are expected to be fully realized within three years post-closing of the merger and are contingent on and could not be achieved independently of the merger.

        The cost synergies are expected to be realized from the elimination or reduction of:

  •
  non-compensation operating expenses (excluding technology and operations related operating expenses which are addressed separately below), mainly derived from the closure of overlapping offices, reduction in duplication of legal and professional fees and leveraging potential operational economies of scale;

  •
  technology and operations expenses, mainly derived from the harmonization of global operating models across the two groups, including professionals' compensation, increased vendor purchasing power and removing duplication of information technology functions;

  •
  investment and trading professional expenses, mainly derived from removing duplication of certain investment management and research teams and leveraging from potential economies of scale in trading activities;

  •
  distribution and marketing professional expenses, mainly derived from removing duplication of overlapping roles or teams in certain sales regions; and

  •
  other compensation-related expenses, mainly derived from removing duplication and streamlining of internal governance structures and harmonization of certain internal support functions such as human resources, finance, legal, risk and compliance, among others.

        It is anticipated that realization of these cost synergies will result in non-recurring costs of approximately $165-185 million. The estimated cost synergies identified above reflect both the beneficial elements and relevant costs of achieving them.

        The estimated synergies assumed that the merger would be consummated and that the expected benefits of the merger would be realized. They assume that no restrictions, terms or other conditions (including any divestitures or other actions) will be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents necessary in connection with consummation of the merger. See the sections above titled "Cautionary Statement Regarding Forward-Looking Statements" beginning on page [    •    ] of this proxy statement/prospectus and "Risk Factors—The combined company may fail to realize the anticipated benefits of the merger" beginning on page [    •    ] of this proxy statement/prospectus for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the merger.

Henderson Management Forecast

        Henderson does not as a matter of course make public forecasts as to future performance, revenues, earnings or other results due to the unpredictability and uncertainty of the underlying assumptions and estimates. However, in connection with the review of the merger, Henderson's management prepared and provided to Janus, certain illustrative non-public, unaudited internal financial information regarding Henderson's future operations for the fiscal years ending December 31, 2016 through 2020. This unaudited illustrative financial information, which we refer to as the Henderson Management Forecast, was prepared and provided in September 2016, treating Henderson on a stand-alone basis.

        The Henderson Management Forecast was not prepared for the purpose of public disclosure. However, a summary of the Henderson Management Forecast has been included below to provide Janus stockholders access to this financial information that was furnished to Janus.

        The Henderson Management Forecast was prepared using IFRS accounting policies. The Henderson Management Forecast was not prepared in compliance with U.S. GAAP, the published guidelines of the SEC regarding projections and forward-looking statements, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or the guidelines established by the International Accounting

Standards Board for preparation and presentation of financial forecasts. In the view of Henderson management, it reflected the best available estimates and judgments at the time the Henderson Management Forecast was prepared taking into account their inherent limitations. The inclusion of the Henderson Management Forecast below is not an indication that Henderson or the Henderson board provided, or currently provides, any assurance that Henderson will achieve (or would have achieved on a standalone basis) the results reflected in the Henderson Management Forecast. The summary of the Henderson Management Forecast is not being included in this proxy statement/prospectus to influence your decision whether to vote for the Janus merger proposal, but rather because this information was provided by Henderson to Janus, as well as to Janus' financial advisor, for the purposes of considering and evaluating the merger and the merger agreement. The Henderson Management Forecast has been prepared by, and is the responsibility of, Henderson's management. Neither Henderson's independent registered public accounting firm nor any other independent accountant has examined, compiled or performed any procedures with respect to the Henderson Management Forecast, or expressed any opinion or any other form of assurance on such information or its achievability. The independent registered public accounting firm report issued by PricewaterhouseCoopers LLP, London, United Kingdom (PwC) included in this proxy statement/prospectus relates to Henderson's historical financial information. It does not extend to the Henderson Management Forecast and should not be read to do so.

        The Henderson Management Forecast is subjective in many respects and, as a result, subject to interpretation. The Henderson Management Forecast was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Henderson's management. Important factors that may affect actual results and cause the Henderson Management Forecast to not be achieved include, but are not limited to, risks and uncertainties relating to Henderson's business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions, and the other factors described under "Cautionary Statement Regarding Forward-Looking Statements" beginning on page [    •    ] of this proxy statement/prospectus. See also "Where you Can Find More Information" and "Risk Factors" beginning on pages [    •    ] and [    •    ], respectively, of this proxy statement/prospectus. The Henderson Management Forecast also reflects assumptions as to certain business decisions that have been or will be subject to change. As a result, actual results are expected to differ materially from the Henderson Management Forecast. Accordingly, there can be no assurance that the Henderson Management Forecast will be realized or that actual results will not be significantly lower or higher than estimated. Portions of the Henderson Management Forecast cover multiple years. Such information also by its nature becomes less predictive with each successive year.

        The Henderson Management Forecast reflects various assumptions and estimates that Henderson management made in good faith for illustrative purposes at the time that the Henderson Management Forecast was prepared, all of which are difficult to predict and many of which are beyond Henderson's control, including, without limitation:

  •
  flat market growth within each of Equities, Fixed Income and Property from the end of July 2016 until the end of December 2016;

  •
  for the years 2017 through 2020: 6% annual market growth in Equities; 3% annual market growth in Fixed Income and 3% annual market growth in Property;

  •
  net outflows of £0.9 billion for 2016, with strong Institutional inflows from August-December 2016 partially offsetting outflows from January-June 2016;

  •
  an illustrative target for net inflows of £4.2 billion in 2017, increasing to net inflows of £9.6 billion in 2020;

  •
  management fee margins based on results for the six months ended June 30, 2016, plus margin attrition of one basis point per year, beginning in 2017, in Retail UK, OEICs & UT and Retail SICAVs;

  •
  with respect to fixed staff costs, 3% annual pay increases and 3% annual growth in headcount, in each case beginning in 2017;

  •
  non-staff costs increasing 5% per annum; and

  •
  foreign exchange rates remaining stable at July 31, 2016 levels.

        These assumptions are inherently uncertain, were made as of the time the prospective financial information was prepared, and will not be reflective of actual results, either now or in the future, in light of changed circumstances, or other developments.

        In practice, a number of the assumptions above have already proved to be incorrect, some materially, as a result of various macroeconomic and other external factors (including foreign exchange fluctuations) that have occurred since the date on which the Henderson Management Forecast was prepared.

        The Henderson Management Forecast was also prepared, without giving effect to, and as if Henderson never contemplated, the merger, including the impact of negotiating or executing the merger, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by Janus Henderson as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger.

        None of Henderson, Janus or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the Henderson Management Forecast, and, except as required by applicable securities laws, none of them undertakes any obligation to update, or otherwise revise or reconcile, the Henderson Management Forecast to reflect circumstances existing after the date such forward-looking information was generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Henderson Management Forecast are shown to be in error. Except as required by applicable securities laws, Henderson does not intend to make publicly available any update or other revision to the Henderson Management Forecast, even in the event that any or all assumptions are shown to be in error. None of Henderson or its affiliates, advisors, officers, directors or representatives has made or makes any representation regarding Henderson's ultimate performance compared to the information contained in the Henderson Management Forecast or that forecast results will be achieved. Henderson has made no representation to Janus, in the merger agreement or otherwise, concerning the Henderson Management Forecast. The Henderson Management Forecast does not take into account any circumstances or events occurring after the date that they were prepared. The inclusion of this information should not be regarded as an indication that the Henderson board of directors, Henderson, or any other recipient of this information considered, or now considers, the Henderson Management Forecast to be material information of Henderson.

Summary of the Henderson Management Forecast

        The following discussion provides a summary of the Henderson Management Forecast:

  •
  Illustrative net fee income of £591.0 million for 2016 and an illustrative target of £904.8 million in 2020.

  •
  Illustrative underlying profit before tax of £214.6 million for 2016 and an illustrative target of £370.0 million in 2020.

  •
  Illustrative underlying profit after tax of £169.8 million for 2016 and an illustrative target of £294.5 million in 2020.

  •
  Illustrative closing AUM of £99,782 million at the end of fiscal year 2016 and an illustrative target for closing AUM of £153,890 million at the end of fiscal year 2020.

  •
  Illustrative net outflows of £851 million for 2016 and an illustrative target for net inflows of £9,603 million in 2020.

Opinion of Janus's Financial Advisor

Loeb Spencer House

        Janus has retained Loeb Spencer House to act as Janus's financial advisor in connection with the merger. Loeb Spencer House Partners was formed in 2015 as a strategic alliance between Loeb Partners Corporation in New York and Spencer House Partners LLP in London to advise financial institutions globally, with a focus on asset management and wealth management. Janus selected Loeb Spencer House to act as Janus's financial advisor in connection with the merger on the basis of the experience of Loeb Spencer House's professionals in transactions similar to the merger and the reputation of those professionals in the investment banking community.

        On October 1, 2016, at a meeting of the board of directors of Janus held to evaluate the merger, Loeb Spencer House rendered its oral opinion to the Janus board, which was confirmed by delivery of a written opinion dated October 1, 2016, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the exchange ratio set forth in the merger agreement was fair from a financial point of view to holders of shares of Janus common stock (other than Janus or any wholly-owned subsidiary of Janus or Henderson and its affiliates).

        The full text of the written opinion of Loeb Spencer House, dated October 1, 2016, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. The following summary of Loeb Spencer House's opinion is qualified in its entirety by reference to the full text of the opinion. Loeb Spencer House provided its opinion for the benefit of the Janus board (in its capacity as such) in connection with its evaluation of the consideration to be paid to holders of shares of Janus common stock in the merger from a financial point of view. Loeb Spencer House's opinion did not address the relative merits of the merger compared to any other transaction or business strategy in which Janus might engage or the merits of the underlying decision by Janus to pursue the merger. The Loeb Spencer House opinion is not intended to be and does not constitute a recommendation as to how any holder of shares of Janus common stock should vote with respect to the merger or any other matter.

        In connection with rendering the opinion described above and performing its related financial analyses, Loeb Spencer House:

  •
  reviewed the financial terms and conditions of a draft, dated September 30, 2016, of the merger agreement;

  •
  reviewed certain publicly available historical business and financial information relating to Janus and Henderson;

  •
  reviewed various internal forward-looking financial data, synergy analyses and other data provided to it by the management of Janus relating to the business of Janus;

  •
  reviewed various internal forward-looking financial data and other data provided to it by the management of Henderson relating to the business of Henderson;

  •
  reviewed publicly available research reports regarding the business and prospects of Janus and Henderson;

  •
  held discussions with members of the senior management of Janus and Henderson with respect to the business and prospects of Janus and Henderson, respectively;

  •
  reviewed public information with respect to certain other companies in lines of business Loeb Spencer House believed to be generally relevant in evaluating the business of Janus and Henderson;

  •
  reviewed historical stock prices and trading volumes of Janus common stock and Henderson ordinary shares; and

  •
  conducted such other financial studies, analyses and investigations as Loeb Spencer House deemed appropriate.

        For purposes of its opinion, Loeb Spencer House assumed and relied upon the accuracy and completeness of information that was publicly available or supplied or otherwise made available to it by Janus or Henderson without independent verification of such information, and assumed no liability therefor. Loeb Spencer House did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Janus or Henderson or concerning the solvency of Janus or Henderson under any applicable laws relating to bankruptcy, insolvency or similar matters, and it was not furnished with any such valuation or appraisal, nor did it make any physical inspection of the properties or assets of Janus or Henderson. With respect to the projected financial and operating data and synergy analyses relating to Janus and Henderson, Loeb Spencer House assumed that such data and analyses had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of Janus and Henderson as to the future financial performance of Janus and Henderson, as applicable, under the assumptions stated therein. Loeb Spencer House expressed no view as to any projected financial and operating data or synergies or any judgments, estimates or assumptions on which they were based. Loeb Spencer House relied at the Janus board's direction, without independent verification, upon the assessments of the management of Janus and Henderson as to the future financial and operating performance of Janus and Henderson, and assumed that Janus and Henderson would realize the benefits that each expected to realize from the merger.

        Loeb Spencer House's opinion was necessarily based on economic, legal, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Loeb Spencer House's opinion noted that circumstances or events occurring after the date of its opinion may affect its opinion, and it assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. Loeb Spencer House did not express any opinion as to what the price of the Henderson ordinary shares actually will be when issued in the merger or as to the prices at which shares of Janus common stock or Henderson ordinary shares may trade at any time subsequent to the announcement of the merger. Loeb Spencer House was not authorized by the Janus board to solicit, and did not solicit, indications of interest in a possible transaction with Janus from any third party.

        In rendering its opinion, Loeb Spencer House assumed, with the consent of the Janus board, that the merger would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. Representatives of Janus advised Loeb Spencer House, and Loeb Spencer House assumed that the merger agreement, when executed, would conform to the draft reviewed by Loeb Spencer House in all material respects. Loeb Spencer House assumed that the representations and warranties made by Janus, Henderson and merger sub in the merger agreement were and will be true and correct in all respects material to its opinion. Loeb Spencer House also assumed, with the consent of the Janus board, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the merger would not result in any delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, that would have an adverse effect on Janus, Henderson, the merger or the benefits of the merger to Janus, the holders of Janus common stock or Henderson. Loeb Spencer House's opinion noted that it is not a legal, tax or regulatory advisor. Loeb Spencer House is a financial advisor only and relied upon, without independent verification, the assessment of Janus and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Loeb Spencer House expressed no opinion as to any terms or other aspects (other than the exchange ratio to the extent expressly specified in its opinion) of the merger, including, without limitation, the form or structure of the merger or any agreements or arrangements entered into in connection with, or contemplated by, the merger. Loeb Spencer House expressed no opinion as to the fairness of any consideration paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of Janus. In addition, Loeb Spencer House expressed no view or opinion as to the fairness of the amount or nature of, or any other matter relating to, the compensation to any officers, directors or employees of any parties to the merger agreement, or class of such persons, relative to the exchange ratio or otherwise.

        The following is a summary of the material financial analyses delivered by Loeb Spencer House to the Janus board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Loeb Spencer House, nor does the order of analyses described represent relative importance or weight given to those analyses by Loeb Spencer House. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and read alone, such tables do not constitute a complete description of Loeb Spencer House' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 1, 2016 and is not necessarily indicative of current market conditions.

Relative Trading Analysis

        Loeb Spencer House reviewed the historical trading prices for the shares of Janus common stock and Henderson ordinary shares and calculated the implied daily exchange ratio for the (i) 30-day period, (ii) 70-day period (from June 24, 2016, the day following the U.K. European Union membership referendum) and (iii) 12-month period, in each case ending September 30, 2016. Based on a comparison of the low and high implied exchange ratios during the 30-day, 70-day and 12-month periods ending September 30, 2016, Loeb Spencer House derived a range of implied exchange ratios of Henderson ordinary shares to one share of Janus common stock of 4.41 to 4.76, 4.41 to 5.34 and 2.94 to 5.34, respectively. The exchange ratio of 4.7190 Henderson ordinary shares (prior to adjustment for the share consolidation) to be received for each share of Janus common stock, as provided for in the merger agreement, was within each of the foregoing ranges.

Market Comparables Analysis

        Loeb Spencer House reviewed and compared certain financial information for Janus to corresponding financial information, ratios and public market multiples for certain publicly held companies that operate in, or are exposed to, businesses similar to those of Janus.

        Selected Publicly Traded Comparable Companies: Janus

  •
  Blackrock, Inc. (BLK)

  •
  Franklin Resources, Inc. (BEN)

  •
  T. Rowe Price Group (TROW)

  •
  Invesco Ltd. (IVZ)

  •
  Affiliated Managers Group, Inc. (AMG)

  •
  AllianceBernstein Holding L.P. (AB)

  •
  Eaton Vance Corp. (EV)

  •
  Legg Mason, Inc. (LM)

  •
  Federated Investors, Inc. (FII)

  •
  Waddell & Reed Financial, Inc. (WDR)

  •
  Artisan Partners Asset Management, Inc. (APAM)

  •
  Cohen & Steers, Inc. (CNS)

  •
  OM Asset Management plc (OMAM)

  •
  GAMCO Investors, Inc. (GBL)

  •
  Virtus Investment Partners, Inc. (VRTS)

  •
  Calamos Asset Management, Inc. (CLMS)

  •
  Manning & Napier, Inc. (MN)

  •
  Pzena Investment Management, Inc. (PZN)

        With respect to the selected companies, the information Loeb Spencer House presented included: (1) the multiple of share price to estimated earnings per share, based on analyst consensus estimates for the calendar year ended 2016 (referred to in this section as the P/E 2016E), the calendar year ended 2017 (referred to in this section as the P/E 2017E) and the calendar year ended 2018 (referred to in this section as the P/E 2018E) and (2) the multiple of enterprise value (calculated as equity value plus non-controlling interest and net debt) to EBITDA (representing earnings before interest, taxes, depreciation and amortization), based on analyst consensus estimates for the calendar year ended 2016 (referred to in this section as the EV/EBITDA 2016E), for the calendar year ended 2017 (referred to in this section as the EV/EBITDA 2017E) and for the calendar year ended 2018 (referred to in this section as the EV/EBITDA 2018E). Estimated financial data for the selected companies was based on the selected companies' filings with the SEC and publicly available analyst consensus estimates that Loeb Spencer House obtained from FactSet Research Systems and Thomson Reuters Eikon.

        Results of this analysis were presented for the selected companies, as indicated in the following table:

Market Comparables Analysis: Selected Companies

	P/E 2016E	P/E 2017E	P/E 2018E	EV/EBITDA 2016E	EV/EBITDA 2017E	EV/EBITDA 2018E
Low	9.7x	9.6x	8.5x	4.5x	4.9x	4.8x
High	21.8x	18.7x	16.9x	12.6x	11.9x	9.7x

        Having completed the above analysis, Loeb Spencer House, in its judgment, selected a range of relevant multiples for Janus and applied these judgmental ranges to the applicable metrics from the forecast provided by Janus management, which is referred to as the Janus Management Forecast, and consensus median estimates to calculate implied valuations. Based on this analysis, Loeb Spencer House estimated the following ranges of implied value per share of Janus common stock:

Market Comparables Analysis: Implied Equity Value Per Janus Share

	Janus Management Forecast	Consensus Median Estimates
P/E	$12.58 - $14.55	$12.47 - $14.42
EV/EBITDA	$13.36 - $15.04	$13.29 - $14.95

        Loeb Spencer House reviewed and compared certain financial information for Henderson to corresponding financial information, ratios and public market multiples for certain publicly held companies that operate in, or are exposed to, businesses similar to those of Henderson.

        Selected Publicly Traded Comparable Companies: Henderson

  •
  Aberdeen Asset Management PLC (ADN)

  •
  Ashmore Group plc (ASHM)

  •
  Jupiter Fund Management plc (JUP)

  •
  Schroders plc (SDR)

  •
  Man Group plc (EMG)

        With respect to the selected companies, the information Loeb Spencer House presented included: (1) the P/E 2016E, the P/E 2017E and the P/E 2018E and (2) the EV/EBITDA 2016E, the EV/EBITDA 2017E and the EV/EBITDA 2018E. Estimated financial data for the selected companies was based on the selected companies' public filings and publicly available analyst consensus estimates that Loeb Spencer House obtained from FactSet Research Systems and Thomson Reuters Eikon.

        Results of this analysis were presented for the selected companies, as indicated in the following table:

Market Comparables Analysis: Selected Companies

	P/E 2016E	P/E 2017E	P/E 2018E	EV/EBITDA 2016E	EV/EBITDA 2017E	EV/EBITDA 2018E
Low	13.2x	8.6x	7.7x	8.0x	5.5x	4.5x
High	21.8x	19.5x	17.1x	15.2x	13.5x	12.0x

        Having completed the above analysis, Loeb Spencer House, in its judgment, selected a range of relevant multiples for Henderson and applied these ranges to the applicable metrics from the forecast provided by the Henderson management, which is referred to as the Henderson Management Forecast, and consensus median estimates to calculate implied valuations. Based on this analysis, Loeb Spencer House estimated the following ranges of implied value of Henderson ordinary share:

Market Comparables Analysis: Implied Equity Value Per Henderson Ordinary Share

	Henderson Management Forecast	Consensus Median Estimates
P/E	£2.47 - £2.69	£2.26 - £2.46
EV/EBITDA	£2.17 - £2.58	£2.05 - £2.43

        Based on a comparison of the upper and lower limits of these reference ranges of implied value per share of Janus common stock and Henderson ordinary shares (converted to U.S. dollars at the FactSet Research Systems exchange rate on September 30, 2016), Loeb Spencer House derived a range of implied exchange ratios of Henderson ordinary shares to shares of Janus common stock (1) utilizing the Janus Management Forecast and the Henderson Management forecast of (i) 3.59 to 4.42 based on P/E multiples and (ii) 3.98 to 5.32 based on EBITDA multiples; and (2) utilizing consensus median estimates of (i) 3.90 to 4.91 based on P/E multiples and (ii) 4.21 to 5.63 based on EBITDA multiples. The exchange ratio of 4.7190 Henderson ordinary shares to be received for each share of Janus common stock, as provided for in the merger agreement, was within or above each of the foregoing ranges.

        Although the selected companies were used for comparison purposes, no business of any selected company is either identical or directly comparable to either Janus's or Henderson's business. Accordingly, Loeb Spencer House's comparison of selected companies to Janus and Henderson and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex and subjective considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies.

Discounted Cash Flow Analysis

Janus:

        Janus does not as a matter of course make public forecasts as to future performance, revenues, earnings or other results due to the unpredictability and uncertainty of the underlying assumptions and estimates. However, in connection with the review of the merger, Janus's management prepared certain illustrative non-public, unaudited internal financial information regarding Janus's future operations. This unaudited illustrative financial information, which we refer to as the Janus Management Forecast, was prepared and provided in September 2016, treating Janus on a stand-alone basis. The Janus Management Forecast was not prepared for the purpose of public disclosure. The Janus Management Forecast was prepared using U.S. GAAP accounting policies. The Janus Management Forecast was not prepared with a view toward public disclosure or with a view towards complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but in the view of Janus management, it reflected the best available estimates and judgments at the time the Janus Management Forecast was prepared taking into account their inherent limitations. The inclusion of the Janus Management Forecast below is not an indication that Janus or the Janus board considered, or currently considers, such information to be a predictor of actual future results. The summary of the Janus Management Forecast is not being included in this proxy statement/ prospectus to influence your decision whether to vote for the Janus merger proposal, but rather because this information was provided by Janus to Janus's financial advisor, for the purposes of considering and evaluating the merger and the merger agreement. Neither Janus's independent registered public accounting firm nor any other independent accountant has examined, compiled or performed any procedures with respect to the accompanying financial information, or expressed any opinion or any other form of assurance on such information or its achievability and they assume no responsibility for and have disclaimed any association with such information. The independent registered public accounting firm report issued by Deloitte & Touche LLP, Denver, Colorado, incorporated by reference in this proxy statement/prospectus relates to Janus's historical financial information. It does not extend to the Janus Management Forecast and should not be read to do so.

        Loeb Spencer House conducted a discounted cash flow analysis for Janus based on the Janus Management Forecast by:

  •
  calculating the present value as of September 30, 2016 of the estimated stand-alone unlevered free cash flows that Janus could generate for 2016 through 2020 using discount rates ranging from 10.0% to 12.0% based on estimates of the weighted average cost of capital of Janus; and

  •
  adding terminal values calculated (1) using a perpetual growth rate methodology, with perpetuity growth rates ranging from 3.0% to 4.0%; and (2) using a long-term earnings multiple methodology, with the terminal value calculated as the average of (i) the terminal value calculated by applying a selected range of terminal value EBITDA multiples of 9.5x to 10.5x to the year ending December 31, 2020 estimated EBITDA of Janus and (ii) the terminal value calculated by applying a selected range of the terminal value P/E multiples of 17.6x to 19.4x to the year ending December 31, 2020 estimated net income of Janus; in each case, discounting the terminal values derived from the application of these methodologies to September 30, 2016, using discount rates ranging from 10.0% to 12.0% based on estimates of the weighted average cost of capital of Janus.

        These analyses resulted in the following reference range of implied equity value per share of Janus common stock:

	Range of Implied Present Value per Share (perpetuity growth method)	Range of Implied Present Value per Share (long-term earnings multiples method)
Janus Management Forecast	$12.71 - $19.22	$16.55 - $19.38

Henderson:

        Loeb Spencer House conducted a discounted cash flow analysis for Henderson based on the Henderson Management Forecast by:

  •
  calculating the present value as of September 30, 2016 of the estimated stand-alone unlevered free cash flows that Henderson could generate for fiscal year 2016 through fiscal year 2020 using discount rates ranging from 10.5% to 13.0% based on estimates of the weighted average cost of capital of Henderson; and

  •
  adding terminal values calculated (1) using a perpetual growth rate methodology, with perpetuity growth rates ranging from 3.0% to 4.0%; and (2) using a long-term earnings multiple methodology, with the terminal value calculated as the average of (i) the terminal value calculated by applying a selected range of terminal value EBITDA multiples of 9.5x to 10.5x to the fiscal year ending December 31, 2020 estimated EBITDA of Henderson and (ii) the terminal value calculated applying a selected range of the terminal value P/E multiples of 14.4x to 16.0x to the fiscal year ending December 31, 2020 estimated net income of Henderson; in each case, discounting the terminal values derived from the application of these methodologies to September 30, 2016, using discount rates ranging from 10.5% to 13.0% based on estimates of the weighted average cost of capital of Henderson.

        These analyses resulted in the following reference range of implied equity value per share of Henderson ordinary shares:

	Range of Implied Present Value per Share (perpetuity growth method)	Range of Implied Present Value per Share (long-term earnings multiples method)
Henderson Management Forecast	£2.17 - £3.25	£2.77 - £3.25

        Based on comparing the upper and lower limits of these reference ranges of implied equity value per share of Janus common stock and Henderson ordinary shares (converted to U.S. dollars at the FactSet Research Systems exchange rate on September 30, 2016), Loeb Spencer House derived a range of implied exchange ratios of Henderson ordinary shares to shares of Janus common stock of 4.51 to 4.55 using the perpetuity growth rate methodology and 4.59 to 4.60 using the long-term earnings multiple methodology, as compared to the exchange ratio of 4.7190 Henderson ordinary shares to be received for each share of Janus common stock as provided for in the merger agreement, which was above both such ranges.

Earnings Contribution Analysis

        Loeb Spencer House analyzed the implied earnings contribution of Janus and Henderson to the combined company using the Janus Management Forecast and Henderson Management Forecast, respectively, of net income of Janus and Henderson for years 2017 through 2020 and the consensus median estimate of net income for Janus and Henderson for the years 2017 through 2018:

Implied Earnings Contribution
	Janus	Henderson
Management Forecasts (2017 - 2020)	42.1% - 44.0%	56.0% - 57.9%
Consensus Median Estimates (2017 - 2018)	41.7% - 46.9%	53.1% - 58.3%

        From the implied earnings contribution, Loeb Spencer House derived a range of implied exchange ratios of Henderson ordinary shares to shares of Janus common stock of 4.48 to 4.85 based on the Janus Management Forecast and the Henderson Management Forecast and 4.42 to 5.45 based on the consensus median estimates, as compared to the exchange ratio of 4.7190 Henderson ordinary shares to be received for each share of Janus common stock as provided for in the merger agreement, which was within each of such ranges.

Other Factors

        Loeb Spencer House also observed certain additional factors that were not considered part of Loeb Spencer House's financial analyses with respect to its opinion but were provided to the board of directors of Janus for informational purposes, including the following:

Illustrative Future Earnings Accretion for Janus Shareholders

        Loeb Spencer House performed an illustrative analysis of the potential future earnings accretion for Janus shareholders, using the Janus Management Forecast, the Henderson Management Forecast and synergy estimates provided by Janus management. For each of the years 2017 through 2020 ending December 31, Loeb Spencer House compared the projected net income of Janus on a stand-alone basis to the projected net income of the pro forma combined company, including estimated synergies, taking into account Janus shareholders' pro forma ownership of the combined company based upon the exchange ratio. This analysis indicated the combination would be accretive to the holders of shares of

Janus common stock on a net income basis in each of the years 2017 through 2020 ending December 31.

Illustrative Hypothetical Net Present Value Accretion

        Loeb Spencer House performed an illustrative analysis of the hypothetical net present value accretion for Janus shareholders, using the Janus Management Forecast, the Henderson Management Forecast and synergy and transaction cost estimates provided by Janus management. For this analysis, Loeb Spencer House compared the stand-alone discounted cash flow valuation for Janus utilizing the perpetuity growth terminal value method with the combined discounted cash flow valuation for each of Janus and Henderson, plus the discounted present value of synergies and minus the discounted present value of transaction costs, taking into account Janus's shareholders pro forma ownership of the combined company based upon the exchange ratio. On a per share basis, the stand-alone discounted value per share ranging from $12.71 to $19.22 compared to a range of $14.49 to $22.08 reflecting net cost synergies and a range of $15.55-$23.79 reflecting total net synergies.

        The implied present value of future prices per share of Janus common stock was reviewed for illustrative purposes only. The illustrative future prices per share of Janus common stock should not be viewed as an accurate representation of what actual prices per share of Janus common stock will be. Actual prices per share of Janus common stock for any period may be greater or less than the illustrative future prices per share of Janus common stock reviewed by Loeb Spencer House, and the differences may be material. Future share prices are inherently uncertain, being based upon numerous factors or events that are not possible to predict.

Miscellaneous

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Loeb Spencer House's opinion. In arriving at its fairness determination, Loeb Spencer House considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Loeb Spencer House made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Janus or Henderson or the contemplated combination.

        Loeb Spencer House prepared these analyses solely for purposes of Loeb Spencer House's providing its opinion to the Janus board as to the fairness from a financial point of view to the holders of shares of Janus common stock (other than Janus or any wholly-owned subsidiary of Janus or Henderson and its affiliates) of the exchange ratio set forth in the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold or traded. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Janus, Henderson, Loeb Spencer House or any other person assumes responsibility if future results are materially different from those forecast.

        The exchange ratio was determined through arm's-length negotiations between Janus and Henderson and was approved by the Janus board. Loeb Spencer House provided advice to Janus during these negotiations. Loeb Spencer House did not, however, recommend any specific exchange ratio to Janus or the Janus board or that any specific exchange ratio constituted the only appropriate exchange ratio for the combination. The decision to enter into the merger agreement was solely that of Janus's board of directors.

        As described above, Loeb Spencer House's opinion to the Janus board was one of many factors taken into consideration by the Janus board in making its determination to approve the merger agreement and should not be viewed as determinative of the views of Janus's board of directors or management with respect to the merger or the exchange ratio. The foregoing summary does not purport to be a complete description of the analyses performed by Loeb Spencer House in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Loeb Spencer House attached as Annex C.

        Loeb Spencer House is acting as financial advisor to the Janus board in connection with the merger and will receive a fee for such services based on a percentage of the value of the consideration to be received by the holders of Janus common stock which is expected to be up to approximately $9 million based on the trading price of Henderson ordinary shares at the close of business on September 30, 2016, the last trading day prior the announcement of the transaction, and a fee of $750,000, which was payable upon its rendering of its opinion. In addition, Janus has agreed to reimburse Loeb Spencer House's expenses and indemnify Loeb Spencer House and its affiliates and their respective directors, officers, members, employees, agents and controlling persons against certain liabilities arising out of its engagement, including liabilities under federal securities laws.

        During the two year period prior to October 1, 2016, Loeb Spencer House did not provide financial advisory services to Janus or Henderson. Loeb Spencer House may provide financial or other services to Janus or Henderson in the future and in connection with any such services it may receive compensation. In the ordinary course, Loeb Spencer House and its affiliates and employees may trade equity or debt securities, for its or their own accounts or for the accounts of customers, of Janus, Henderson and certain of their respective affiliates and, accordingly, may at any time hold a long or short position in such securities.

Interests of Janus Directors and Executive Officers in the Merger

        Certain of the directors and executive officers of Janus negotiated the terms of the merger agreement, the Janus board approved the merger agreement and the Janus board recommended that Janus stockholders vote in favor of the Janus merger proposal, the Janus compensation proposal, and the Janus adjournment proposal. Janus directors and executive officers have certain financial interests in the merger that may be different from, or in addition to, or in conflict with, those of Janus stockholders generally. These interests include the continued service of certain of Janus's current directors and executive officers as directors and executive officers of Janus Henderson following consummation of the merger, as discussed in more detail below in "—Certain Governance Matters Following the Merger" beginning on page [    •    ], the treatment in the merger of Janus Options, Janus RSU Awards, Janus PSU Awards, Janus Restricted Share Awards, Janus MFU Awards, change-in-control and severance agreements, certain deferred compensation payments and other rights held by Janus directors and executive officers, and the indemnification of former Janus directors and executive officers by Janus Henderson.

        The Janus board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement, in determining that the merger agreement and the transactions contemplated thereby were advisable and fair to and in the best interests of the Janus stockholders, and in recommending to you that you vote to approve the Janus merger proposal, the Janus compensation proposal and the Janus adjournment proposal. Janus stockholders should be aware of these interests when they consider recommendations of the Janus board that they vote in favor of the Janus merger proposal, the Janus compensation proposal and the Janus adjournment proposal.

Consideration Payable to Janus Directors and Executive Officers Pursuant to the Merger

        As a group, the Janus directors and executive officers beneficially owned an aggregate of approximately 2,601,512 shares of Janus common stock as of [    •    ], 2017 (not including unvested Janus Restricted Share Awards discussed below). If the Janus directors and executive officers continue to hold all of the shares of Janus common stock beneficially owned by them as of [    •    ], 2017 (the latest practicable date prior to the filing of this proxy statement/prospectus), upon consummation of the merger, and after adjustment for the share consolidation, the directors and executive officers would receive an aggregate of approximately 1,227,654 Janus Henderson ordinary shares. Dispositions of shares of Janus common stock by Janus directors and officers, vesting of currently unvested Janus Restricted Share Awards and the exercise or settlement of other Janus equity awards, in each case prior to consummation of the merger, will change the total amount of share consideration the Janus directors and executive officers will receive in respect of their shares of Janus common stock upon consummation of the merger.

Treatment of Outstanding Equity Awards in the Merger

        Under the merger agreement, Janus equity awards outstanding immediately prior to the effective time of the merger, whether vested or unvested, including awards held by Janus directors and executive officers, will be converted into corresponding Janus Henderson equity awards with respect to a number of Janus Henderson ordinary shares calculated using the exchange ratio, subject to adjustment to account for the share consolidation, as more fully described in "—Description of the Merger Agreement—Merger Consideration" beginning on page [    •    ]. For converted options, the exercise price of such options will be determined by dividing the per-share exercise price of the Janus options by the exchange ratio.

        Janus Restricted Share Awards held by Janus directors are subject to immediate vesting upon any voluntary separation from service, death, disability or change in control of Janus (including the consummation of the merger), and Janus RSU Awards granted to directors in connection with the deferral of stock awards under the Janus Amended and Restated Director Deferred Fee Plan are paid out in either a single payment or in installments upon any termination from service as a Janus director. Upon termination of a Janus executive officer's employment without cause or by the executive officer for "good reason" (including a material diminution in duties, a reduction in compensation, or a relocation of the executive officer's principal place of employment), in either event within twenty-four months following a change in control of Janus (including the consummation of the merger), the converted equity awards will become fully vested (to the extent not already vested).

        The following two tables set forth the number of shares of Janus common stock underlying outstanding Janus equity awards held by Janus directors and executive officers (based on target levels of performance for Janus PSU Awards) as of [    •    ], 2017 (the latest practicable date prior to the filing of this proxy statement/prospectus). The table also sets forth the value of these awards, assuming a price per share of Janus common stock of $14.71, the average per share closing price of Janus common stock over the first five business days following the October 3, 2016 public announcement of the merger agreement.

Non-Employee Director Equity Awards

Name	Restricted Share Awards (#)	Restricted Share Awards ($)	RSUs (#)	RSUs ($)	Total ($)
Jeffrey M. Diermeier	12,795	188,215	15,696	230,888	419,103
Eugene Flood Jr.	15,663	230,403	—	—	230,403
J. Richard Fredericks	2,241	32,965	72,679	1,069,108	1,102,073
Deborah R. Gatzek	—	—	96,524	1,419,868	1,419,868
Lawrence E. Kochard	—	—	74,307	1,093,056	1,093,056
Arnold A. Pinkston	8,717	128,227	—	—	128,227
Glenn S. Schafer	5,931	87,245	29,635	435,931	523,176
Billie I. Williamson	11,144	163,928	—	—	163,928
Tatsusaburo Yamamoto	—	—	—	—	—
Timothy K. Armour(1)	—	—	3,295	48,469	48,469
G. Andrew Cox(1)	—	—	9,904	145,688	145,688

(1)
Messrs. Armour and Cox retired effective April 21, 2016.

Executive Officer Equity Awards

Name	Options (#)	Options ($)(2)	Restricted Share Awards (#)	Restricted Share Awards ($)	RSUs (#)	RSUs ($)	PSUs (#)	PSU ($)(3)	Total ($)
Richard M. Weil	—	—	329,129	4,841,488	—	—	463,874	6,823,587	11,665,075
Bruce L. Koepfgen	196,970	1,154,850	213,941	3,147,072	—	—	—	—	4,301,922
Jennifer J. McPeek	—	—	119,198	1,753,403	—	—	—	—	1,753,403
Augustus Cheh	—	—	—	—	181,690	2,672,660	—	—	2,672,660
George S. Batejan(1)	—	—	34,577	508,628	—	—	—	—	508,628
Other Executive Officers as a Group	—	—	309,149	4,547,582	—	—	—	—	4,547,582

(1)
Mr. Batejan retired effective March 1, 2016.

(2)
Represents an amount equal to the excess of (i) the number of shares subject to the options multiplied by $14.71 over (ii) the aggregate exercise price of such options. Such options became fully vested and exercisable on February 1, 2017.

(3)
Represents an amount equal to value of the shares subject to the PSU Awards assuming performance at target levels.

Janus Mutual Fund Units

        Pursuant to the Amended and Restated Janus Capital Group Inc. Mutual Fund Share Investment Plan, Janus grants eligible employees (including Janus executive officers) long-term incentive awards in the form of cash-based mutual fund units, which we refer to as Janus MFU Awards, that are subject to a four year ratable vesting schedule and credited with income, gains and losses based on the performance of the Janus mutual fund investments selected by the recipient from a list of Janus-designated mutual funds.

        Janus MFU Awards are subject to accelerated vesting if there is a change in control of Janus (including the consummation of the merger) and within two years of the change in control, the recipient's employment is terminated either by Janus without cause or by the recipient for "good reason" (including a material diminution in duties, a reduction in compensation, or a relocation of the recipient's principal place of employment). Upon vesting, the recipient will receive the cash value of the Janus MFU Award adjusted for earnings or losses attributed to the mutual funds to which the award was indexed.

        The following table sets forth the cash value of the Janus MFU Awards held by Janus executive officers as of [    •    ], 2017 (the latest practicable date prior to the filing of this proxy statement/prospectus).

Name	MFU Awards ($)
Richard M. Weil	—
Bruce L. Koepfgen	408,580
Jennifer J. McPeek	—
Augustus Cheh	—
George S. Batejan	—
Other Executive Officers as a Group	6,749,073

Change in Control and Severance Agreements

Change in Control Agreement with Richard M. Weil

        Janus is party to a change in control agreement with Mr. Weil providing for severance benefits in the event of a qualifying termination of employment following consummation of a "change in control" (which includes the consummation of the merger). The change in control agreement provides that, if, within two years following a change in control, Mr. Weil's employment is terminated by Janus (other than for cause or due to death or disability) or by Mr. Weil for "good reason" (as defined below), Janus will pay to Mr. Weil the following: (i) two times his cash compensation (including his target annual cash bonus) in the calendar year immediately preceding his termination of employment (or, if higher, in the calendar year prior to the change in control), (ii) two times the value of Janus's contributions made on his behalf to the Janus ESOP in the four calendar quarters prior to his termination of employment (or if higher, in the four calendar quarters prior to the change in control), (iii) continued medical, dental, and vision insurance benefits for up to two years for him and his dependents, and (iv) outplacement services for three months. The change in control agreement does not provide for a gross-up payment arising from any excise tax under Section 4999 of the Code, and payments under the change in control agreement will be reduced if such reduction results in a higher after-tax payment to the executive officer than if the full amounts were paid.

        For purposes of Mr. Weil's change in control agreement, "good reason" means the occurrence of any one of the following events: (i) a material negative change in the nature or status of his responsibilities, (ii) a material negative change in his aggregate target compensation or an adverse change to the compensation calculation methodology, (iii) a relocation of his principal place of employment to a location more than forty miles from his current principal place of employment or a requirement to be based anywhere other than such principal place of employment that results in a material negative change to him, (iv) any purported termination of his employment which did not comply with the applicable notice of termination requirements under the change in control agreement, or (v) a failure to assign his employment-related agreements to a successor company. Pursuant to a letter agreement between Mr. Weil and Janus, dated September 29, 2016, Mr. Weil has agreed that the mutually agreed changes in his title, reporting relationship, duties, responsibilities and principal place of employment described therein would not constitute "good reason" for purposes of any of Mr. Weil's change in control, employment, severance, long term incentive or other agreements with Janus or its affiliates.

        The following is an estimate of amounts that might become payable to Mr. Weil under his change in control agreement, assuming that the merger was consummated on [    •    ], 2017 (the latest

practicable date prior to the filing of this proxy statement/prospectus) and that Mr. Weil experienced a qualifying termination of employment on such date:

Name	Cash Severance ($)	Value of Continued Health Benefits ($)	Value of Outplacement Services ($)	Total ($)
Richard M. Weil	8,289,000	53,262	3,249	8,345,511

Change in Control Agreements with Jennifer J. McPeek and Enrique Chang

        Janus is party to change in control agreements with Ms. McPeek and Mr. Chang providing for severance benefits in the event of a qualifying termination of employment following the consummation of a change in control of Janus (which includes the consummation of the merger). The change in control agreements provide that, if, within two years following a change in control, the executive officer's employment is terminated by Janus (other than for cause or due to death or disability) or by the executive officer for "good reason" (as defined below), Janus will pay to the executive officer the following: (i) one and a half times the sum of his or her base salary plus annual cash bonus earned with respect to the calendar year ending prior to the date of such termination and (ii) outplacement services for three months. In addition, in the event the executive officer's employment is terminated for any reason within two years following a change in control, Janus will pay to the executive officer an amount equal to his or her regular annual bonus compensation earned in respect of the calendar year ending prior to the date of such termination, pro-rated for the year of termination. The change in control agreement does not provide for a gross-up payment arising from any excise tax under Section 4999 of the Code, and any payments under the change in control agreement will be reduced if such reduction results in a higher after-tax payment to the executive officer than if the full amounts were paid.

        For purposes of these executive officers' change in control agreements, "good reason" means the occurrence of any one of the following events: (i) a material negative change in the nature, status or scope of his or her responsibilities (other than specific changes agreed to in connection with the merger), (ii) a material negative change in his or her base salary, or (iii) the relocation of his or her principal place of employment that results in an increase in his or her daily commute by more than 40 miles in one direction (other than as agreed to in connection with the merger, in the case of Mr. Chang).

        The following is an estimate of amounts that might become payable to Ms. McPeek and Mr. Chang under their change in control agreements, assuming that the merger was consummated on [    •    ], 2017 (the latest practicable date prior to the filing of this proxy statement/prospectus) and that the executive officers experienced a qualifying termination of employment on such date:

Name	Cash Severance ($)	Value of Outplacement Services ($)	Pro-Rated Bonus ($)	Total ($)
Jennifer J. McPeek	1,986,000	3,249	256,564	2,245,813
Enrique Chang	6,546,000	3,249	1,131,214	7,680,463

Severance Agreement with Augustus Cheh

        The terms of the merger agreement permit Janus to enter into a severance agreement with Mr. Cheh which will provide for severance benefits in an amount not to exceed the severance amounts payable under the change in control agreements with Ms. McPeek and Mr. Chang described above. Assuming that the merger was consummated on [    •    ], 2017 (the latest practicable date prior to the filing of this proxy statement) and that Mr. Cheh experienced a qualifying termination of employment on such date, Mr. Cheh would become eligible to receive severance payments and benefits equal to approximately $569,354.

Other Executive Officers

        Bruce L. Koepfgen is not party to a written change in control or severance agreement with Janus, and as a result, he is not contractually entitled to a severance payment upon his termination of employment with Janus.

Payments Pursuant to Janus Deferred Compensation Plans

Janus Income Deferral Program

        Amounts deferred by Janus executive officers under the Janus Amended and Restated Income Deferral Program will be distributed to participating Janus executive officers in a lump sum in connection with the occurrence of a change in ownership of Janus (including the consummation of the merger), regardless of whether such executive officer remains employed at Janus Henderson following the consummation of the merger. Ms. McPeek is the only Janus executive officer currently participating in the Income Deferral Program and will receive a cash lump sum payment equal to $306,971 in respect of her fully vested account balance under such plan in connection with the consummation of the merger.

Janus Director Deferred Fee Plan

        Amounts deferred by Janus directors under the Janus Director Deferred Fee Plan will be distributed to participating Janus directors whose service terminates upon the consummation of the merger. Each of Messrs. Fredericks and Schafer currently participate in the Janus Director Deferred Fee Plan and will receive payments equal to $371,536 and $294,168, respectively in respect of his fully vested account balance under such plan in connection with his termination of service on the Janus board following closing of the merger.

Indemnification, Exculpation and Insurance of Janus Directors and Officers

        The merger agreement requires Janus Henderson to indemnify and hold harmless each individual who was as of the date of the merger agreement, or becomes prior to the effective time, a director or officer of Janus or any of its subsidiaries and each person who was serving as a director or officer of another person at the request of Janus or any of its subsidiaries, each referred to as an indemnified party, to the same extent as such indemnified parties were indemnified as of the date of the merger agreement pursuant to the organizational documents of Janus or any of its subsidiaries, and any indemnification agreements in existence as of the date of the merger agreement.

        The merger agreement also requires Janus Henderson, for a period of six years following the effective time, to either cause to be maintained in effect the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by Janus or any of its subsidiaries or provide substitute policies for not less than the existing coverage and having other terms not less favorable to the insured persons with respect to claims arising from facts or events occurring on or before the effective date, except that in no event will the annual cost for maintaining such policies in any one policy year exceed 300% of the annual premium payable by Janus for such insurance for the prior 12 months, referred to as the maximum amount. Janus may obtain a six-year "tail" policy under its existing directors and officers insurance policy in lieu of the foregoing, for a cost not to exceed the maximum amount.

Merger Related Compensation

        In accordance with Item 402(t) of Regulation S-K, the table below sets forth the estimated amounts of compensation that are based on or otherwise relate to the consummation of the merger and that may become payable to Janus's named executive officers. These amounts are attributable to "double-trigger" arrangements and have been calculated assuming that (i) the merger was consummated on [    •    ], 2017 (the latest practicable date prior to the filing of this proxy statement/prospectus) and (ii) each Janus named executive officer experienced a qualifying termination of employment as of such date.

        See the section above entitled "—Interests of Janus Directors and Executive Officers in the Merger" beginning on page [    •    ] for further information about the compensation disclosed in the table below. The amounts indicated below are estimates of amounts that might become payable to Janus's named executive officers and the estimates are based on multiple assumptions that may or may not prove correct. Some of the assumptions are based on information not currently available and as a result the actual amounts, if any, received by a Janus named executive officer may differ in material respects from the amounts set forth below.

Golden Parachute Compensation

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Pension/ Non-Qualified Deferred Compensation ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Other ($)(5)	Total ($)
Richard M. Weil	8,289,000	11,665,075	—	56,511	—	—	20,010,586
Bruce L. Koepfgen	—	3,147,072	—	—	—	408,580	3,555,652
Jennifer J. McPeek	2,242,564	1,753,403	—	3,249	—	—	3,999,216
Augustus Cheh	562,856	2,672,660	—	6,498	—	—	3,242,014
George S. Batejan(*)	—	—	—	—	—	—	—

*
Mr. Batejan retired effective March 1, 2016, and is not entitled to any merger-related compensation within the meaning of the applicable SEC disclosure rule.

(1)
Represents for Messrs. Weil and Cheh and Ms. McPeek, cash severance payable upon a qualifying termination of employment within two years following a change in control pursuant to the terms of the applicable change in control agreement or severance agreement with each Janus named executive officer.

(2)
Represents the value of unvested Janus equity awards held by Janus named executive officers that become fully vested upon a qualifying termination of employment within two years following a change in control pursuant to the terms of the applicable Janus equity award agreements. In accordance with Item 402(t) of Regulation S-K, the values are based on a per-share value of Janus common stock of $14.71, the average per-share closing price of Janus common stock over the first five business days following the first public announcement of the merger agreement. The value of the unvested PSU Awards held by Mr. Weil is calculated assuming performance at target levels. Upon a change in control, PSU awards granted to Mr. Weil in 2014 will be converted into time-based awards based on actual achievement of the performance criteria as of (or approximate to) the effective time, subject to his continued employment through the original vesting date, provided that upon a qualifying termination prior to such vesting date, such awards will become fully vested. Any PSU Awards granted after 2014 will remain remain subject to the achievement of the applicable performance criteria following a change in control, provided that upon a qualifying termination prior to the vesting date, such awards will vest based upon achievement of the performance criteria as of the termination date. The options held by Mr. Koepfgen and the restricted share awards held by Mr. Batejan are fully vested and will not be accelerated in connection with the consummation of the merger or a qualifying termination thereafter.

(3)
Represents, as applicable, the value of continued medical/dental/vision benefits for two years in the case of Mr. Weil ($53,262), and the value of outplacement assistance for three months in the case of Mr. Weil and Ms. McPeek ($3,249) and six months in the case of Mr. Cheh ($6,498), in each case payable upon a qualifying termination of employment following a change in control pursuant to the terms of the applicable change in control agreement or severance agreement with each Janus named executive officer.

(4)
None of the Janus named executive officers are entitled to tax gross-ups in connection with the consummation of the merger.

(5)
Represents the cash value of Janus MFU Awards that are subject to accelerated vesting upon a qualifying termination of employment within two years following a change in control.

Interests of Henderson Directors and Executive Officers in the Merger

        Members of the Henderson board and Henderson's executive officers may have interests in the transactions contemplated by the merger agreement. These interests may create potential conflicts of interests.

        The Henderson board was aware that such potential interests might exist. However, the decision of the Henderson board to approve the merger agreement and the transactions contemplated by the merger agreement was solely guided by the best interests of shareholders, employees and other stakeholders of Henderson.

        As of [    •    ], 2016, Henderson's board members and executive officers and their affiliates did not own any shares of Janus common stock.

        The material interests of certain members of the Henderson board and Henderson's executive officers are discussed in more detail below.

Employment Arrangements Following the Merger

        Pursuant to the terms of the merger agreement, the Janus Henderson board will be comprised of 12 directors. Six members of the Janus Henderson board will be designated by the Henderson board, including Andrew Formica, who will serve as a director and co-Chief Executive Officer, and Richard D. Gillingwater, who will serve as Chairman of the Janus Henderson board. The remaining six members of the Janus Henderson board will be designated by the Janus board. See "Corporate Governance Structure of Janus Henderson Following the Merger."

        In addition, certain current executive officers of Henderson will have positions as executive officers of Janus Henderson. Pursuant to the terms of the merger agreement, the executive committee of Janus Henderson will consist of 10 members, including the following Henderson executive officers:

  •
  Andrew Formica, Executive Director and Chief Executive of Henderson, will serve as co-Chief Executive Officer of Janus Henderson;

  •
  Phil Wagstaff, Henderson's Global Head of Distribution, will serve as Global Head of Distribution of Janus Henderson;

  •
  Rob Adams, Henderson's Executive Chairman Pan Asia, will serve as Head of Asia Pacific of Janus Henderson;

  •
  Roger Thompson, Henderson's Chief Financial Officer, will serve as the Chief Financial Officer of Janus Henderson; and

  •
  Jacqui Irvine, Henderson's General Counsel and Company Secretary, will serve as Group General Counsel and Company Secretary.

        See the section entitled "Corporate Governance Structure of Janus Henderson Following the Merger" beginning on page [    •    ] for further details.

Henderson Severance and Retention Programs

        The terms of the merger agreement permit Henderson to make severance payments up to an aggregate amount of $4 million and pay retention bonuses up to an aggregate amount of $11 million to such employees of Henderson and its affiliates as determined by Henderson in its sole discretion.

Indemnification, Exculpation and Insurance

        Currently, Henderson provides an indemnity to its directors, to the extent permitted by the Jersey Companies Law, as well as maintains insurance coverage against certain liabilities for all Henderson's directors and officers. Following the merger, Henderson's directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors' and officers' liability insurance policies from Janus Henderson the scope of which will be generally similar to indemnification and insurance coverage provided to former Janus directors and officers under the merger agreement.

Other Compensation Arrangements

        Pursuant to the merger agreement, during the one year period following the closing date of the merger, Janus Henderson will be required to provide each employee who is employed by Henderson, Janus or their subsidiaries prior to the effective time and who remains employed by Janus Henderson thereafter with a base salary no less favorable than the base salary provided to such employee immediately prior to the effective time, incentive compensation opportunities that are substantially comparable in the aggregate to those provided to such employee immediately prior to the effective time and other employee benefits that are substantially comparable in the aggregate to those provided to such employee immediately prior to the effective time.

        Henderson is a party to employment agreements with its senior executive officers. The employment agreements do not provide for any enhanced payment in connection with or following the merger. In addition, Henderson provides certain benefits, pension arrangements, Short-Term Incentive Plan, which we refer to as STI, and Long-Term Incentive Plan, which we refer to as LTIP, for its senior executive officers. For further details, see "Corporate Governance Structure of Janus Henderson Following the Merger" beginning on page [    •    ]. The merger will not constitute a change of control in Henderson for the purpose of such arrangements. The closing of the merger will not accelerate the vesting or settlement of any outstanding awards or benefits, and all such arrangements will continue to operate in accordance with their applicable terms other than that following the merger, the Compensation Committee of Janus Henderson will review performance targets applicable to outstanding awards to consider any adjustments that it deems appropriate to reflect the performance of the combined company, provided that such adjustments will not be to the advantage of participants or more difficult to satisfy.

Certain Governance Matters Following the Merger

        At the effective time of the merger, the Janus Henderson board will consist of 12 directors, (i) six of whom will be persons designated by the existing Henderson board from the directors of Henderson serving prior to the effective time, one of whom will be Mr. Formica and one of whom will be Richard D. Gillingwater, who will serve as Chairman of the Janus Henderson board and (ii) six of whom will be persons designated by the existing Janus board, one of whom will be Richard M. Weil, one of whom will be Glenn S. Schafer, who will serve as Deputy Chairman of the Janus Henderson board and one of whom, for so long as Dai-ichi is entitled to nominate a director to the Janus Henderson board pursuant to the terms of the amended investment and cooperation agreement, will be the Dai-ichi Representative. Not less than four directors designated by each of Henderson and Janus will be "independent" in accordance with the standards of the NYSE and the ASX Principles. See "—Corporate Governance Structure of Janus Henderson After the Merger—Directors of Janus Henderson After the Merger."

        As of the effective time of the merger, Mr. Formica and Mr. Weil each will become co-Chief Executive Officer of Janus Henderson. Also at the effective time, the individuals set forth below will become executive officers of Janus Henderson, serving in the respective offices set forth beside each individual's name below. The executive officers, together with the co-Chief Executive Officers, will constitute the executive committee of Janus Henderson.

  •
  Enrique Chang, Global Chief Investment Officer

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  Phil Wagstaff, Global Head of Distribution

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  Bruce Koepfgen, Head of North America

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  Rob Adams, Head of Asia Pacific

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  Jennifer McPeek, Chief Operating and Strategy Officer

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  Roger Thompson, Chief Financial Officer

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  David Kowalski, Chief Risk Officer

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  Jacqui Irvine, Group General Counsel and Company Secretary

        See "—Corporate Governance Structure of Janus Henderson After the Merger—Senior Management of Janus Henderson."

Dai-ichi Agreements

        Mr. Yamamoto, Dai-ichi's designee to the Janus board, currently serves as Executive Officer and General Manager, Investment Planning Department of Dai-ichi and as General Manager, Investment Planning Department of Dai-ichi Life. Concurrently with the execution of the merger agreement, Dai-ichi entered into certain agreements with Janus and Henderson, as further described under "Dai-ichi Agreements" beginning on page [    •    ] of this proxy statement/prospectus.

U.S., U.K. and Jersey Tax Considerations

U.S. Federal Income Tax Considerations for U.S. Holders

        The following sections are a summary of U.S. federal income tax considerations generally applicable to U.S. holders (as defined below) with respect to the merger and to the ownership and disposition of Janus Henderson ordinary shares. This summary applies only to U.S. holders who exchange their Janus common stock for Janus Henderson ordinary shares in the merger and who hold the Janus common stock, and will hold the Janus Henderson ordinary shares, as capital assets (generally, property held for investment purposes).

        This summary is based on provisions of the Code, U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not describe any U.S. state, local, or non-U.S. income or other tax consequences (including estate, gift and Medicare contribution tax consequences) of the merger and of owning, holding and disposing of Janus Henderson ordinary shares.

        This discussion is not intended to be a complete analysis and does not address all potential tax consequences that may be relevant to you. Moreover, this discussion does not apply to you if you are subject to special treatment under the Code, including because you are:

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  a foreign person or entity;

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  a tax-exempt organization, financial institution, mutual fund, dealer or broker in a securities or insurance company;

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  a trader who elects to mark its securities to market for U.S. federal income tax purposes;

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  a person who holds shares of Janus common stock, or will hold Janus Henderson ordinary shares, as the case may be, as part of an integrated investment such as a straddle, hedge, constructive sale, conversion transaction or other risk reduction transaction;

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  a person who holds shares of Janus common stock, or will hold Janus Henderson ordinary shares, as the case may be, in an individual retirement or other tax-deferred account;

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  a person whose functional currency is not the U.S. dollar;

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  an individual who received shares of Janus common stock, or who acquires Janus Henderson ordinary shares, as the case may be, pursuant to the exercise of employee stock options or otherwise as compensation or in connection with the performance of services;

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  a partnership or other flow-through entity (including an S corporation or a limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes) and persons who hold an interest in such entities; or

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  a person subject to the alternative minimum tax.

        In addition, this discussion does not address the tax consequences to you if you will become a "five-percent transferee shareholder" of Janus Henderson within the meaning of the applicable Treasury regulations under Section 367 of the Code. In general, a five-percent transferee shareholder is a person who holds shares of Janus common stock and will own directly, indirectly or constructively through attribution rules, at least five percent of either the total voting power or total value of Janus Henderson ordinary shares immediately after the merger. If you believe you could become a five-percent transferee shareholder of Janus Henderson, you should consult your tax advisor about the special rules and time-sensitive tax procedures, including the requirement to file a gain recognition agreement, which might apply regarding your ability to obtain tax-free treatment in the merger.

        For purposes of this summary, a U.S. holder is a beneficial owner of Janus common stock and, after the effective time, Janus Henderson ordinary shares who is:

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  an individual citizen or resident of the U.S.;

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  a corporation or other entity taxable as a corporation created in or organized under the laws of the U.S. or any political subdivision thereof;

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  an estate the income of which is subject to U.S. federal income tax without regard to its source; or

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  a trust if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

        If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, exchanges its shares of Janus common stock in the merger, the tax treatment of a partner in the partnership will depend upon the status of that partner and the activities of the partnership. Partners in a partnership that intends to exchange its shares of Janus common stock in the merger are urged to consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

        You are urged to consult your tax advisor as to the U.S. federal income tax consequences of the merger, including the income tax consequences arising from your own facts and circumstances, and as to any estate, gift, state, local or non-U.S. tax consequences arising out of the merger and the ownership and disposition of Janus Henderson ordinary shares.

U.S. Federal Income Tax Consequences to U.S. Holders of the Merger, Including the Exchange of Janus Common Stock for Henderson Ordinary Shares

Application of Section 368 of the Code

        The following discussion regarding the U.S. federal income tax consequences of the merger assumes that the merger will be consummated as described in the merger agreement and this proxy statement/prospectus and that, following the effective time of the merger, Henderson will cause Janus to comply with certain reporting requirements set forth in Treasury Regulations under section 367 of the Code.

        The parties intend the merger to be treated as tax-free reorganization under section 368(a) of the Code. If the merger is so treated, and provided, as described below, that the fair market value of Henderson, at the time of the merger, equals or exceeds the fair market value of Janus, as specially determined for purposes of section 367 of the Code, then the merger will have the following U.S. federal income tax consequences:

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  The exchange of Janus common stock for Henderson ordinary shares in the merger will not result in the recognition of any gain or loss with respect to your Janus stock (except with respect to cash received in lieu of fractional shares, as discussed below).

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  If you have differing bases or holding periods in respect of your Janus common stock, you must determine the bases and holding periods in the Henderson ordinary shares received in the merger separately for each identifiable block (that is, stock of the same class acquired at the same time for the same price) of Janus common stock you exchange.

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  The aggregate tax basis of any Henderson ordinary shares you receive in exchange for all of your Janus common stock in the merger, including fractional Henderson ordinary shares deemed received and redeemed or sold, as discussed below, will be the same as the aggregate tax basis of your Janus common stock.

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  The holding period of any Henderson ordinary shares (including fractional Henderson ordinary shares deemed received and redeemed or sold as discussed below) you receive in the merger will generally include the holding period of the Janus common stock you exchanged for such Henderson ordinary shares.

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  Because Henderson will not issue any fractional Henderson ordinary shares in the merger, if you exchange Janus common stock in the merger and would otherwise have received a fraction of a Henderson ordinary share, you will receive cash. In such a case, you will be treated as having received a fractional share and having received such cash either (i) in redemption of the fractional share or (ii) as consideration for the sale of such share. The amount of any capital gain or loss you recognize will equal the amount of cash received with respect to the fractional share less the ratable portion of the tax basis of the Janus common stock surrendered that is allocated to the fractional share. Capital gain or loss will generally be long-term capital gain or loss if your holding period in the Janus common stock is more than one year on the date of closing of the merger. The deductibility of capital losses is subject to limitations.

Application of Section 367 of the Code

        Section 367(a)(1) of the Code and the applicable Treasury regulations thereunder provide that where a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise constitute a tax-free reorganization, the U.S. shareholder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met. In this case, the principal requirement is that the fair market value of Henderson, at the time of the merger, must equal or exceed the fair market value of Janus, as specially determined for purposes of section 367 of the Code. Although the parties intend that this requirement be satisfied, that determination cannot be known definitively until the closing date of the merger.

        Based on the exchange ratio, Janus has a lower value than Henderson. Nevertheless, section 367 requires certain adjustments to values to be made as of the closing date. For example, the fair market value of Janus for purposes of this test must include the aggregate amount of certain prior distributions (including stock repurchases) by Janus prior to the closing of the merger.

        If section 367(a)(1) of the Code were to apply to the merger, a U.S. holder of Janus common stock would recognize gain (but not loss) in an amount equal to the excess, if any, of the fair market value as of the closing date of the merger of any Henderson ordinary shares received in the merger, plus cash received in lieu of fractional shares, over such U.S. holder's tax basis in the shares of Janus common stock surrendered by the U.S. holder in the merger. Any gain so recognized would generally be long-term capital gain if the U.S. holder had held the Janus common stock for more than one year at the time the merger is completed.

        If the merger qualifies as a tax-free reorganization but is subject to section 367(a)(1) of the Code, neither Janus, Henderson nor Janus Henderson would be subject to U.S. federal income taxation with respect to the merger.

Failure to Qualify as a Reorganization

        If the IRS were successfully to challenge the qualification of the merger as a tax-free reorganization, you would generally be required to recognize gain or loss equal to the difference between your adjusted tax basis in the Janus common stock you surrender in the merger and an amount equal to the fair market value, as of the effective time of the merger, of any Henderson ordinary shares received or to be received in the merger, plus any cash received in lieu of fractional shares. Any gain or loss so recognized would be long-term capital gain if the U.S. holder had held the shares of Janus common stock for more than one year at the closing date. Generally, in such event, your tax basis in the Henderson ordinary shares you received in the merger would equal their fair market value as of the date of the merger, and your holding period for the Henderson ordinary shares would begin on the day after the merger.

        In addition, if the merger fails to qualify as a tax-free reorganization under section 368(a) of the Code, neither Janus, Henderson nor Janus Henderson would be subject to U.S. federal income taxation with respect to the merger.

Tax Opinion

        Janus has requested that Skadden render its opinion to Janus, which will be dated the closing date of the merger and be based on certain facts, representations, covenants, and assumptions, that the merger should be treated as a tax-free reorganization under section 368(a) of the Code and that section 367(a)(1) should not apply to the merger. The obligation of Janus and Henderson to consummate the merger, however, is not conditioned upon the receipt of such opinion from Skadden or any other counsel, nor have the parties applied for a ruling from the IRS. In addition, no assurance can be provided that the IRS or a court will agree with the conclusions set forth in such opinions.

Tax Consequences of the Merger to Janus

        Janus will not be subject to U.S. federal income tax on the merger; however, Janus (or any U.S. successor entity) will continue to be subject to U.S. federal income tax after the merger. Although not expected, Janus (and its U.S. affiliates) may be subject to limitations on the utilization of certain tax attributes, as described below.

Tax Consequences of the Merger to Janus Henderson

        Following the acquisition of a U.S. corporation by a non-U.S. corporation, as described in more detail below, section 7874 of the Code (referred to as section 7874) can apply to cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes or can apply to limit the ability of the acquired U.S. corporation and its U.S. affiliates (each referred to as an expatriated entity) to utilize certain U.S. tax attributes.

        Section 7874 provides that if, following an acquisition of a U.S. corporation by a non-U.S. corporation, at least 80% of the acquiring non-U.S. corporation's stock (by vote or value) is considered to be held by former shareholders of the U.S. corporation by reason of holding stock of such U.S. corporation (such percentage referred to as the "ownership percentage" and such test referred to as the "ownership test"), and the "expanded affiliated group" which includes the acquiring non-U.S. corporation does not have substantial business activities in the country in which the acquiring non-U.S. corporation is created or organized, then the non-U.S. corporation would be treated as a U.S. corporation for U.S. federal income tax purposes even though it is a corporation created and organized outside the U.S. This test is referred to herein as the 80% test.

        If Janus Henderson were treated as a U.S. corporation for U.S. federal income tax purposes, it could be liable for substantial additional U.S. federal income tax on its operations and income following the closing of the merger. Additionally, if Janus Henderson were treated as a U.S. corporation for U.S. federal income tax purposes, non-U.S. Janus Henderson shareholders would generally be subject to U.S. withholding tax on the gross amount of any dividends paid by Janus Henderson to such shareholders.

        In addition, if the ownership percentage is equal to or greater than 60% but less than 80%, then section 7874 would generally impose a minimum level of tax on any "inversion gain" of an expatriated entity after the acquisition. Generally, inversion gain is defined as (i) the income or gain recognized by reason of the transfer of property by an expatriated entity and related U.S. persons to a non-U.S. related person during the 10-year period following the merger, and (ii) any income received or accrued during such period by reason of a license of any property by an expatriated entity and related U.S. persons to a non-U.S. related person. In general, the effect of this provision is to deny the use of net operating losses, foreign tax credits or other tax attributes to offset the inversion gain. Further, certain Janus stock compensation held directly or indirectly by management would be subject to an excise tax at a rate equal to 15%. In addition, under U.S. Treasury temporary regulations, Janus Henderson's ability to integrate certain non-U.S. operations or to access cash earned by non-U.S. subsidiaries may be limited. This test is referred to herein as the 60% test.

        Based on currently available data, the parties do not expect section 7874, either the 60% test or the 80% test, to apply to the merger. Whether the ownership test has been satisfied, however, is determined only after the closing of the merger. For example, for purposes of determining the ownership percentage of the former Janus stockholders, the former Janus stockholders will be deemed to own an amount of Janus Henderson ordinary shares in respect of certain prior distributions (including stock repurchases) by Janus prior to the closing of the merger. Further, there is limited guidance regarding the application of section 7874, and changes in law between the date of this proxy/prospectus and the closing of the merger could also alter this analysis.

        Janus has requested that Skadden render its opinion to Janus, which will be dated the closing date of the merger and be based on certain facts, representations, covenants, and assumptions, that the merger should not be subject to section 7874. There can be no assurance, however, that the IRS will agree with the position that Janus Henderson is to be treated as a non-U.S. corporation or that Janus Henderson is not to be subject to the other adverse tax consequences associated with having an ownership fraction that is equal to or greater than 60% but less than 80%. In addition, the receipt of such opinion from Skadden with respect to section 7874 is not a condition to the closing of the merger.

        Regardless of the application of section 7874, Janus Henderson is expected to be treated as a U.K. resident company for U.K. tax purposes after the merger as a result of the central management and control of Janus Henderson continuing to be exercised from the U.K.

        The remaining discussion assumes that Janus Henderson will not be treated as a U.S. corporation for U.S. federal income tax purposes under section 7874.

U.S. Federal Income Tax Consequences for U.S. Holders of Holding Janus Henderson Ordinary Shares

Dividends

        Subject to the discussion below under "Passive Foreign Investment Company Considerations," any cash distributions paid on Janus Henderson ordinary shares out of its current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income. Because Janus Henderson does not intend to determine its earnings and profits on the basis of U.S. federal income tax principles, U.S. holders should expect that any distribution paid will generally be reported to them as a "dividend" for U.S. federal income tax purposes.

        Subject to certain holding period requirements and other conditions (and assuming that Janus Henderson is not a passive foreign investment company for the taxable year in which the dividend is paid or the preceding taxable year), dividends paid to certain non-corporate U.S. holders may qualify for the preferential rates of taxation if Janus Henderson is eligible for the benefits of the United States-United Kingdom Tax Treaty or the ordinary shares are readily tradable on an established market in the U.S. Such dividends will not, however, be eligible for the dividends received deduction generally allowed to corporate U.S. holders.

Sale or Other Disposition of Janus Henderson Ordinary Shares

        Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Janus Henderson ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such Janus Henderson ordinary shares. The ability to deduct any loss may be subject to limitations. If you are an individual, capital gain or loss will generally be long-term if your holding period in the Janus Henderson ordinary shares is more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

        A non-U.S. corporation, such as Janus Henderson, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of "passive" income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. Henderson believes that it was not a PFIC for its taxable year prior to the merger, and Janus and Henderson do not expect Janus Henderson to be a PFIC for its first taxable year that includes the merger or in the foreseeable future. Because PFIC status is a fact-intensive determination made on an annual basis and depends on the composition of Janus Henderson's assets and income at such time, however, no assurance can be given that Henderson is not, and Janus Henderson will not become, classified as a PFIC. Furthermore, because the value of the gross assets of Janus Henderson is likely to be determined in large part by reference to the market capitalization of Janus Henderson, a decline in the value of Janus Henderson's ordinary shares may result in Janus Henderson becoming a PFIC. There can also be no assurance that the IRS will agree with any conclusion of the combined company that it is not treated as a PFIC.

        If Janus Henderson were classified as a PFIC for any year during which a U.S. holder holds Janus Henderson ordinary shares, Janus Henderson would generally continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds Janus Henderson ordinary shares.

        If Janus Henderson were classified as a PFIC for any taxable year during which a U.S. holder holds Janus Henderson ordinary shares, a U.S. holder would generally be subject to additional taxes equal to interest charges generally applicable to underpayments of tax on certain distributions and sales, characterization of a portion of any gain from the sale or exchange of Janus Henderson ordinary shares as ordinary income, and other disadvantageous tax treatment with respect to Janus Henderson ordinary shares. Negative consequences may also apply with respect to deemed dispositions of stock in any lower-tier PFICs.

        A U.S. holder may be able to make a mark-to-market election to mitigate some of these adverse tax consequences. A qualified electing fund election, or QEF election, could also alleviate certain of the tax consequences referred to above. It is, however, expected that the conditions necessary for making a QEF election will not apply in the case of the Janus Henderson ordinary shares, because Janus Henderson may not make available the information necessary for U.S. holders to report income and certain losses in a manner consistent with the requirements for such elections.

        If you own Janus Henderson ordinary shares during any taxable year in which Janus Henderson is a PFIC, you may be subject to certain reporting obligations with respect to Janus Henderson ordinary shares, including reporting on Internal Revenue Service Form 8621. A failure to file such form may result in penalties and may suspend the running of the statute of limitations on the tax return.

        Each U.S. holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing of Janus Henderson ordinary shares if Henderson is or Janus Henderson becomes classified as a PFIC, including the possibility of making a mark-to-market or other election and the applicability of annual filing requirements.

Certain Reporting Requirements

        U.S. holders who hold at least five percent (by vote or value) of the outstanding Janus common stock immediately before the merger will be required to file a statement with their U.S. federal income tax return, which statement must identify the parties to the reorganization, the date of the reorganization, and the fair market value, determined immediately before the exchange, of all the shares of Janus held by such holder that are transferred in the merger, along with the holder's basis, determined immediately before the exchange, in such shares. In addition, U.S. holders are required to retain permanent records, including information regarding the amount, basis, and fair market value of all transferred property.

        Certain U.S. holders may be required to report to the IRS information with respect to their investment in the ordinary shares not held through an account with certain financial institutions. U.S. holders who fail to report required information could become subject to substantial penalties.

        U.S. holders are urged to consult with their own tax advisors regarding reporting requirements applicable to the merger and to the holding of Janus Henderson ordinary shares.

The Foreign Account Tax Compliance Act

        The U.S. has enacted rules, commonly referred to as FATCA, that generally impose a new reporting and withholding regime with respect to certain U.S. source payments (including dividends and interest), gross proceeds from the disposition of property that can produce U.S. source interest and dividends, and certain payments made by entities that are classified as financial institutions under FATCA. The governments of the U.K. and the U.S. have entered into an agreement with respect to the implementation of FATCA. Henderson is registered with the IRS as a compliant financial institution under this agreement, and Janus Henderson also intends to register and comply with applicable rules under FATCA and this agreement. Accordingly, it is not expected that Janus Henderson will be subject to withholding under FATCA on any payments it receives. Similarly, as currently drafted, it is not expected that withholding under FATCA will apply to payments on the Janus Henderson ordinary shares. However, significant aspects of whether or how FATCA will apply to non-U.S. issuers like Janus Henderson remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments on the ordinary shares in the future. Even if FATCA were to become relevant to payments on the ordinary shares, it would not be applicable earlier than January 1, 2019. Investors should consult their own tax advisors regarding the potential impact of FATCA, including the agreement relating to FATCA between the governments of the U.K. and the U.S., to an investment in the ordinary shares.

U.K. Tax Considerations

        The following statements are intended only as a general guide to those U.K., which we refer to as the U.K., tax considerations described below and do not purport to be a complete analysis of all potential U.K. tax consequences of holding or disposing of Janus Henderson ordinary shares. They are based on current U.K. legislation and what is understood to be the current practice and interpretation of HM Revenue and Customs as at the date of this proxy statement/prospectus, any of which may change, possibly with retroactive effect.

        The statements in this section apply only to holders of Janus Henderson ordinary shares who are resident in and, in the case of an individual, domiciled in (and only in) the U.K. for all tax purposes, which we refer to as the U.K. tax resident (except insofar as express reference is made to the treatment of non-U.K. tax residents), who hold Janus Henderson ordinary shares as an investment (other than in an individual savings account or self-invested pension plan) and who are the absolute beneficial owners of those shares and any dividends paid on them.

        The tax position of certain categories of Janus Henderson shareholders who are subject to special rules (such as persons who acquired (or are deemed to have acquired) their shares in connection with an office or employment, persons subject to the remittance basis of taxation, dealers in securities, insurance companies and collective investment schemes) is not considered.

        The statements do not constitute legal or tax advice. Nothing in this section is intended to address any U.K. tax consequences of the merger between Janus and Henderson, including but not limited to the disposal of Janus shares of common stock, for any Janus shareholders, whether U.K. tax resident or resident elsewhere. Janus Henderson shareholders or Janus shareholders who are in any doubt about their taxation position or who may be subject to tax in a jurisdiction other than the U.K. should consult their own professional advisors.

Withholding tax on dividends

        Janus Henderson is not required to withhold U.K. tax at source from dividend payments made on the Janus Henderson ordinary shares, irrespective of the residence of the Janus Henderson shareholders or their particular circumstances.

Taxation of dividends paid on the Janus Henderson ordinary shares

Janus Henderson shareholders—non-residents

        Janus Henderson shareholders who are not U.K. tax resident should not be subject to U.K. tax in respect of dividends paid on Janus Henderson ordinary shares unless such shareholders are carrying on a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate, a permanent establishment) in connection with which the Janus Henderson ordinary shares are used, held or acquired. Such Janus Henderson shareholders may be subject to non-U.K. taxation on any gain under local law and should consult with their own professional advisors.

Janus Henderson shareholders—individuals

        Janus Henderson shareholders who are U.K. tax resident individuals pay no income tax on the first £5,000 of dividend income (in aggregate) received in a U.K. tax year, which we refer to as the dividend allowance. To the extent dividends received (in aggregate) exceed the dividend allowance in a U.K. tax year, the applicable rates of income tax for the tax year ending April 5, 2017 are: (i) 7.5%. for basic rate taxpayers; (ii) 32.5%. for higher rate taxpayers; and (iii) 38.1%. for additional rate taxpayers.

        In determining whether and, if so, to what extent dividend income falls above or below the threshold for the higher rate of income tax or, as the case may be, the additional rate of income tax, the shareholder's total taxable dividend income for the tax year in question (including the part subject to the dividend allowance) will be treated as the highest part of the shareholder's total income for income tax purposes. In addition, dividends within the dividend allowance which would otherwise have fallen within the basic or higher rate bands will use up those bands respectively and so will be taken into account in determining whether the threshold for higher rate or additional rate income tax is exceeded.

Janus Henderson shareholders—corporate entities

        Janus Henderson shareholders within the charge to U.K. corporation tax which are "small companies" (broadly, companies which employ fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million) will not generally be subject to U.K. corporation tax on dividends paid by Janus Henderson, subject to certain conditions.

        Other Janus Henderson shareholders within the charge to U.K. corporation tax will not be subject to U.K. corporation tax on dividends paid by Janus Henderson so long as the dividends fall within an exempt class and certain conditions are met. For example, (i) dividends paid on shares that are not redeemable and do not carry any present or future preferential rights to dividends or to Janus Henderson's assets on its winding up, and (ii) dividends paid to a person holding less than a 10% interest in Janus Henderson, should generally fall within an exempt class. These exemptions are not comprehensive and are also subject to anti-avoidance rules.

        If the conditions for exemption are not met or cease to be satisfied, dividends received by Janus Henderson shareholders within the charge to U.K. corporation tax will be subject to U.K. corporation tax at the prevailing rate (currently 20%).

Taxation of chargeable gains on disposal of Janus Henderson ordinary shares

        A disposal or deemed disposal of all or part of the Janus Henderson ordinary shares by a Janus Henderson shareholder may give rise to a capital gain or an allowable loss, subject to their circumstances and any available exemptions or reliefs.

Janus Henderson shareholders—non-residents

        Janus Henderson shareholders who are not U.K. tax resident will not generally be subject to U.K. tax on capital gains realized on a disposal or deemed disposal of Janus Henderson ordinary shares unless they are carrying on a trade, profession or vocation in the U.K. through a branch or agency (or, in the case of a corporate, a permanent establishment) in connection with which the Janus Henderson ordinary shares are used, held or acquired. Such Janus Henderson shareholders may be subject to non-U.K. taxation on any gain under local law and should consult with their own professional advisors.

        A Janus Henderson shareholder who is an individual and has ceased to be a resident of the U.K. for tax purposes for a period of five years or less and who disposes or is deemed to dispose of all or part of the Janus Henderson ordinary shares during that period may be subject to a U.K. tax liability on their return to the U.K., subject to any available exemptions or reliefs. Special rules may apply to shareholders who are subject to tax on a "split-year" basis.

Janus Henderson shareholders—individuals

        Janus Henderson shareholders that are U.K. tax resident individuals will not incur a liability to pay capital gains tax in respect of a capital gain realized on the disposal or deemed disposal of the Janus Henderson ordinary shares unless their total capital gains in the relevant U.K. tax year exceed the annual exemption, which is currently £11,100 for the tax year ending April 5, 2017.

        The rate of capital gains tax will depend on the Janus Henderson shareholder's total taxable income and gains in the relevant tax year. A Janus Henderson shareholder who is subject to income tax at a rate not exceeding the basic rate will generally be subject to capital gains tax at 10%. of the gain (to the extent the annual exempt amount has been exceeded). A Janus Henderson shareholder who is subject to income tax at either the higher rate or additional rate will generally be subject to capital gains tax at a rate of 20% of the gain (to the extent the annual exempt amount has been exceeded).

Janus Henderson shareholders—corporate entities

        Janus Henderson shareholders that are within the charge to U.K. corporation tax may be entitled to claim an indexation allowance to reduce a chargeable gain on the disposal or deemed disposal of the Janus Henderson ordinary shares. Janus Henderson shareholders who realise a chargeable gain on the disposal or deemed disposal of the Janus Henderson ordinary shares will be subject to U.K. corporation tax on that gain, currently at a rate of 20% subject to any available exemptions or reliefs.

U.K. Stamp Duty and SDRT

        The statements in this section regarding U.K. stamp duty and stamp duty reserve tax, which we refer to as SDRT, apply to Janus Henderson shareholders irrespective of their residence and are intended as a general guide only. Special rules may apply to certain categories of persons, including intermediaries, brokers, dealers and persons connected with depositary receipt arrangements and clearance services.

        No U.K. stamp duty is chargeable on the issuance of Janus Henderson ordinary shares in respect of the transactions contemplated by this proxy statement/prospectus.

        U.K. stamp duty may in certain circumstances be required to be paid in respect of written instruments effecting the transfer on sale of Janus Henderson ordinary shares to the extent that the instrument is executed in any part of the U.K. or relates to property situated or any matter or thing done or to be done in the U.K.

        No SDRT should be payable in respect of any agreement to transfer the Janus Henderson ordinary shares (whether or not in dematerialized form through CREST) provided that the Janus Henderson ordinary shares are not registered and do not become registered in a register kept in the U.K. by or on behalf of Janus Henderson. Janus Henderson has confirmed that it does not and does not intend to keep such a register in the U.K.

Jersey Tax Considerations

        The following summary of the anticipated tax treatment in Jersey of Janus Henderson and holders of Janus Henderson ordinary shares is based on Jersey taxation law and practice as they are understood to apply at the date of this document. It does not constitute, nor should it be considered to be, legal or tax advice and does not address all aspects of Jersey tax law and practice (including without limitation such tax law and practice as they apply to any land or building situated in Jersey, or as they apply to certain types of person, such as persons holding or acquiring shares in the course of trade, collective investment schemes or insurance companies). Holders of Janus Henderson ordinary shares should consult their professional advisors on the implications of acquiring, buying, holding, selling or otherwise disposing of Janus Henderson ordinary shares under the laws of any jurisdictions in which they may be liable to taxation. Holders of Janus Henderson ordinary shares should be aware that tax rules and practice and their interpretation may change.

Taxation of Janus Henderson and of Non-Jersey Residents

        On the basis that Janus Henderson is neither a financial services company nor a utility company for the purposes of the Income Tax (Jersey) Law 1961, as amended, Janus Henderson is subject to income tax in Jersey at a rate of zero per cent. On the basis that Janus Henderson is centrally managed and controlled, and is resident for tax purposes, in the U.K., Janus Henderson will not be liable to Jersey income tax other than on Jersey source income (except where such income is exempted from income tax pursuant to the Income Tax (Jersey) Law 1961, as amended).

        Dividends on Janus Henderson ordinary shares may be paid by Janus Henderson without withholding or deduction for or on account of Jersey income tax and holders of Janus Henderson ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such shares. It is possible that the current tax regime applicable in Jersey may be amended and Janus Henderson could become subject to taxation in Jersey. Please see below under the heading "Shareholders of a Jersey Company" in relation to the status of Jersey resident holders of Janus Henderson ordinary shares.

Goods and Services Tax

        The States of Jersey introduced a Goods and Services Tax, which we refer to as GST, with effect from May 6, 2008. A company may opt out of the GST regime by applying to become an "international services entity," which we refer to as ISE, as provided by the Goods and Services Tax (Jersey) Law 2007. ISE status is obtained upon meeting certain requirements and paying a prescribed annual fee. As an ISE, a company is exempted both from registering for GST and from accounting for GST on supplies made and received in Jersey solely for the purpose of its business. It is anticipated that Janus Henderson will maintain ISE status and the Janus Henderson board intends to conduct the business of the combined company such that no GST will be incurred by Janus Henderson.

Shareholders of a Jersey Company

        Any shareholders of a Jersey company who are resident for tax purposes in Jersey will incur income tax on any dividends paid on the shares held by them.

        No stamp duty is levied on the transfer inter vivos, exchange or repurchase of shares, but there is a stamp duty payable when Jersey grants of probate and letters of administration are required. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situated in respect of a holder of shares who is domiciled in Jersey, or situated in Jersey in respect of a holder of shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate and such duty is capped at £100,000.

        Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there other estate duties.

Accounting Treatment

        The merger will be accounted for as a business combination under U.S. GAAP (ASC 805, which we refer to as the Standard). The Standard requires as the first step in the application of acquisition accounting for one of the combining entities to be identified as the acquirer (ASC 805-10-25-4). Henderson will be treated as the acquiring entity for accounting purposes. In identifying Henderson as the acquiring entity for accounting purposes, Henderson took into account the voting rights of all equity instruments, the intended corporate governance structure of the combined company, and the size of each of the companies. In assessing the size of each of the companies, Henderson evaluated various metrics, including, but not limited to: market capitalization, revenue, operating profit, assets and assets under management. No single factor was the sole determinant in the overall conclusion that Henderson is the acquirer for accounting purposes, rather all factors were considered in arriving at such conclusion.

Regulatory Approvals

U.S. Antitrust

        Under the HSR Act, the merger cannot be consummated until, among other things, notifications have been filed and certain information has been furnished to the FTC and the Antitrust Division, and specified waiting period requirements have been satisfied. On October 27, 2016, Henderson and Janus filed their respective HSR Notifications with the FTC and the Antitrust Division. Early termination of the waiting period was granted on November 23, 2016.

Other Regulatory Approvals

        The obligations of each of Janus and Henderson to effect the merger are also subject to obtaining other regulatory approvals in various jurisdictions in which Henderson and Janus operate their respective business, including obtaining (i) approval from FINRA pursuant to NASD Rule 1017, (ii) the required approvals from the FCA for Henderson to acquire control of each subsidiary of Janus that is authorized by the FCA pursuant to Section 189(4)(a) of FSMA, (iii) the approval by the JFSC of this proxy statement/prospectus, the registration statement of which this proxy statement/prospectus forms a part and any other relevant document deemed to be a prospectus pursuant to the Jersey Companies Law, and the issue by the JFSC of any consent required pursuant to the Control of Borrowing (Jersey) Order 1958 for Henderson to lawfully assume the Janus awards and plans, and (iv) consents, non-objections and/or approvals from the applicable governmental authorities in Canada, Hong Kong, Ireland, Singapore, Australia, Switzerland, and, if applicable, India and Jersey and certain other non-U.S. jurisdictions, as well as obtaining approvals, consents and/or non-objections from the applicable governmental authorities in Jersey, Switzerland and, if applicable, Ireland necessary in connection with the transactions contemplated by the Dai-ichi agreements.

Exchange of Shares in the Merger

        After the effective time, there will be no further registration of transfers of shares of Janus common stock. Janus does not issue stock certificates evidencing common stock; Janus common stock is held in uncertificated form which eliminates the physical handling and safekeeping responsibilities inherent in owning stock certificates and eliminates the need to return a duly executed stock certificate to effect a transfer. From and after the effective time, each holder of a book-entry share representing shares of Janus common stock outstanding immediately prior to the effective time will no longer have any rights with respect to such shares, except for the right to receive the merger consideration, or as otherwise provided in the merger agreement or by applicable laws. Each share of Janus common stock owned by Janus at the effective time will be cancelled without any payment of merger consideration.

        If you are a Janus stockholder, you will not be entitled to receive any dividends or other distributions with respect to Henderson ordinary shares until the merger is completed and you have surrendered your book-entry shares for Janus common stock in exchange for whole Henderson ordinary shares and/or cash in lieu of fractional shares.

        If you would otherwise be entitled to receive a fraction of a share of Henderson ordinary shares as a result of the merger (after aggregating all fractional Henderson ordinary shares issuable to you), in lieu of the fraction of a share and in connection with the exchange of your book-entry shares of Janus common stock you will be paid in cash, based on then prevailing market prices and in accordance with the terms of the merger agreement.

        Each of Henderson, Janus as the surviving company and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law.

Janus Stockholders

        Physical certificates representing Henderson ordinary shares will not be issued pursuant to the merger. Rather than issuing physical certificates for such shares to Janus stockholders, the exchange agent will cause Janus Henderson ordinary shares to be credited in book-entry form to direct registered accounts maintained by Janus Henderson's transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders). Promptly following the crediting of shares to your respective direct registered account, you will receive a statement from Janus Henderson's transfer agent evidencing your holdings, as well as general information on the book-entry form of ownership.

Pre-Closing Dividends; Post-Closing Dividend Policy

        Prior to the closing of the merger, Henderson intends to declare and pay a cash dividend of up to [    •    ] pence per Henderson ordinary share for the financial year ended December 31, 2016. The payment of the dividend is subject to approval by Henderson shareholders at the shareholder meeting to be held on April [    •    ], 2017. If approved by Henderson shareholders, such dividend will be paid on [    •    ], 2017.

        Prior to the closing of the merger, Janus paid a quarterly cash dividend of $0.11 per share of Janus common stock for the third quarter of 2016 to the Janus stockholders and Janus intends to declare and pay a quarterly cash dividend of up to $0.11 per share of Janus common stock for the fourth quarter of 2016 to the Janus stockholders.

        In addition, each of the Henderson and Janus boards of directors also currently intends to declare and pay to Henderson shareholders or Janus stockholders, as applicable, prior to closing of the merger, an interim dividend in respect of the first quarter of the financial year ending December 31, 2017. The Henderson and Janus boards will determine the amount of any such first quarter 2017 dividend following the end of the first quarter of 2017.

        Janus Henderson is expected to continue to follow a progressive dividend policy, increasing the dividend broadly in-line with adjusted net income growth over the medium term and with a pay-out ratio consistent with Henderson's existing practice. Following the closing of the merger, it is intended that Janus Henderson will declare and pay quarterly dividends beginning in the second quarter of 2017.

        However, the amount of dividends, if any, that are declared or paid to Janus Henderson shareholders in periods after closing of the merger cannot yet be determined and will depend on a number of factors. The Janus Henderson board will have sole discretion to determine whether any interim dividends will be declared, the amount of any such interim dividend, the amount of any final dividend recommended to its shareholders (which may be paid subject to the approval of Janus Henderson shareholders by way of an ordinary resolution) and when any dividend will be paid. We expect that such determination would be based on a number of considerations, including, but not limited to, Janus Henderson's results of operations, capital management plans, the market price of Janus Henderson ordinary shares, the combined company's access to capital markets, as well as legal requirements, industry practice and other factors deemed relevant by the Janus Henderson board. There can be no assurance that Janus Henderson shareholders will receive or be entitled to dividends commensurate with the historical dividends of Janus or Henderson. For a further discussion of the risks related to the payment of dividends after the merger, see "Risk Factors—Risks Related to the Merger" beginning on page [    •    ].

Share Consolidation

        Subject to approval by the Henderson shareholders at the Henderson shareholder meeting, upon the effectiveness of the Janus Henderson Amended Memorandum at the effective time of the merger, which we refer to as the share consolidation effective time, the Henderson ordinary shares and CDIs outstanding immediately prior to the share consolidation effective time will be consolidated into a smaller number of shares or CDIs, as applicable, such that a Henderson shareholder will own one Janus Henderson ordinary share (or one Janus Henderson CDI) for each 10 issued Henderson ordinary shares (or CDIs, as applicable) held by that Henderson shareholder immediately prior to the share consolidation effective time.

        No fractional shares or CDIs will be issued in connection with the share consolidation. Fractional entitlements arising because a Henderson shareholder of record holds a number of pre-consolidation Henderson ordinary shares not evenly divisible by 10 will be aggregated with the number of shares allocated to the CDI depositary in excess of the total number of shares to which CDI holders would have been entitled had they been Henderson shareholders of record immediately prior to the share consolidation, and all such shares will be sold on the market for the best price reasonably obtainable. The net proceeds of such sale will be paid in due proportion to the relevant Henderson shareholders of record or CDI holders (as applicable), in the case of CDI holders, such that they are paid the amount that they would have received in respect of the sale of fractional shares had they been a Henderson shareholder of record immediately prior to the share consolidation.

        The approval of the share consolidation by the Henderson shareholders at the Henderson shareholder meeting is inter-conditional with the approval of the merger, the Henderson share issuance proposal, the Henderson amended articles proposal, the Henderson name change proposal and the Henderson LSE de-listing proposal, which means that for any of such matters to take effect, they must all be passed.

        As a result of the share consolidation, and in accordance with the terms of the merger agreement, the exchange ratio (being 4.7190 existing Henderson ordinary shares for each share of Janus common stock) will be adjusted so that at closing of the merger each Janus stockholder will receive 0.4719 Janus Henderson ordinary shares for each share of Janus common stock.

        Janus stockholders will also be entitled to receive cash in lieu of any fractional entitlement to new Janus Henderson ordinary shares based on the then prevailing market price.

Listing of Henderson ordinary shares on NYSE

        It is a condition to the closing of the merger that the Henderson ordinary shares issued pursuant to the transactions contemplated by the merger agreement be approved for listing on the NYSE, subject to official notice of issuance. Henderson must use reasonable best efforts to obtain the listing and admission to trading of the Janus Henderson ordinary shares to be issued as merger consideration at or prior to the effective time.

Delisting of Henderson Ordinary Shares from LSE

        It is a condition to the closing of the merger that Henderson shareholders approve the cancellation of the listing of the Henderson ordinary shares on the premium segment of the Official List maintained by the UKLA and of trading of such shares on the LSE's main market for listed securities.

        If such shareholder approval is not obtained and Henderson and Janus agree to waive the delisting condition described above, under the merger agreement, Henderson will be required to have its ordinary shares re-admitted to the Official List and to trading on the LSE's main market for listed securities.

De-Listing from NYSE and Deregistration of Janus Common Stock

        When the merger is completed, the Janus common stock listed on the NYSE will cease to be quoted on the NYSE and will subsequently be deregistered under the Exchange Act. Janus expects to continue to comply file reports under Section 13(a) or Section 15(d) of the Exchange Act, as applicable and to the extent required until such time.

No Appraisal Rights

        In accordance with Section 262 of the DGCL, no appraisal rights are available to holders of Janus common stock in connection with the merger.

Litigation Relating to the Transaction

        The merger agreement requires each party to promptly advise the other party of any litigation brought by any stockholder or shareholder of that party, as applicable, against such party or any of its directors (in their capacity as such) relating to the merger agreement or any of the transactions contemplated thereby. Each party will give the other party the opportunity to participate in the defense or settlement of any such litigation by any stockholders or shareholders, and no such settlement will be agreed to without the other party's prior written consent, which consent will not be unreasonably withheld or delayed. As of the date of this proxy statement/prospectus there has been no stockholder or shareholder litigation relating to the merger agreement or any of the transactions contemplated thereby filed against Janus or Henderson.

Description of the Merger Agreement

        The following summarizes the material provisions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. Janus stockholders are urged to read the merger agreement carefully and in its entirety, as well as this proxy statement/prospectus, before making any voting decisions. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein.

        In reviewing the merger agreement and this summary, please remember that they have been included to provide you with information regarding the terms of the merger agreement and are not intended to provide any other factual information about Henderson, Janus or any of their respective subsidiaries. The merger agreement contains representations and warranties and covenants by each of the parties to the merger agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

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  were not intended as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

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  have been qualified by certain confidential disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement; and

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  may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

        Moreover, information concerning the subject matter of the representations and warranties in the merger agreement and described below may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page [    •    ].

Closing

        The closing will occur at 10:00 a.m., New York Time, on the fifth business day after all closing conditions contained in the merger agreement have been fulfilled or (to the extent permitted by applicable law) waived (other than those conditions that by their terms are to be fulfilled at closing, but subject to fulfillment or waiver of such conditions), unless another time or date is agreed in writing by the parties thereto. We refer to the day on which the closing occurs in this document as the "closing date." For a description of the conditions to the closing, see "—Description of the Merger Agreement—Conditions to Closing of the Merger" beginning on page [    •    ].

Effective Time

        Subject to the provisions of the merger agreement, as soon as practicable on the closing date, the parties will cause the merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger, duly executed and completed in accordance with the relevant provisions of the DGCL and shall make all other filings required under the DGCL in connection with the merger. The merger will become effective at such time on the closing date as shall be agreed by Henderson and Janus and specified in the certificate of merger, such time being referred to as the effective time.

Merger Consideration

Janus Common Stock

        Subject to the terms and conditions set forth in the merger agreement, at the effective time, each share of Janus common stock issued and outstanding immediately prior to the effective time (excluding any shares of Janus common stock that are held in treasury) will be converted into the right to receive 4.7190 Henderson ordinary shares (referred to as the exchange ratio), with cash in lieu of any fractional Henderson ordinary shares based on then prevailing prices on the stock exchange on which Janus Henderson ordinary shares are listed, which we refer to as the merger consideration, subject to the following adjustments. Effective immediately prior to the closing of the merger, subject to approval by the Henderson shareholders at the Henderson shareholder meeting, Henderson will implement the share consolidation at a ratio of one Janus Henderson ordinary share (or CDI, as applicable) for every

10 Henderson ordinary shares (or CDIs, as applicable) outstanding (so that at closing of the merger each Janus stockholder will receive 0.4719 Janus Henderson ordinary shares for each share of Janus common stock). In addition, subject to approval by the Henderson shareholders at the Henderson shareholder meeting, effective upon [the date of the Henderson shareholder meeting], the par value of Henderson ordinary shares will be redenominated from pounds sterling into U.S. dollars. Following the redenomination, subject to approval by the Henderson shareholders at the Henderson shareholder meeting, upon completion of certain registration procedures with the Jersey Registrar of Companies, the par value of Henderson ordinary shares will be reduced to ensure that the par value is a round number.

Janus Options

        Subject to certain adjustments as may be necessary to satisfy the requirements of the Code, as of the effective time, each Janus Option outstanding immediately prior to the effective time, whether vested or unvested, will be converted (as converted, a converted stock option) into an option exercisable for that number of Janus Henderson ordinary shares equal to the product of (i) the aggregate number of shares of Janus common stock for which such Janus Option was exercisable multiplied by (ii) the exchange ratio, rounded up to the nearest whole share. The exercise price per share of such converted stock option will be adjusted so that it is equal to (A) the exercise price per share of such Janus Option immediately prior to the effective time divided by (B) the exchange ratio, rounded up to the nearest cent.

Janus RSU Awards

        Each Janus RSU Award that is outstanding immediately prior to the effective time, whether vested or unvested, will be converted, as of the effective time, into a Janus Henderson restricted share unit award with respect to Janus Henderson ordinary shares on the terms and conditions (including any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with the aggregate number of Janus Henderson restricted share units held by each holder (rounded up to the nearest whole unit) determined by multiplying (i) the number of shares of Janus common stock subject to such Janus RSU Award immediately prior to the effective time by (ii) the exchange ratio.

Janus PSU Awards

        Each Janus PSU Award that is outstanding immediately prior to the effective time, whether vested or unvested, will be converted, as of the effective time, into a Janus Henderson restricted share unit award with respect to Janus Henderson ordinary shares on the terms and conditions (including any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with the aggregate number of Janus Henderson restricted share units held by each holder (rounded up to the nearest whole unit) determined by multiplying (i) the number of shares of Janus common stock subject to such Janus PSU Award immediately prior to the effective time by (ii) the exchange ratio, provided that, in accordance with their existing terms and conditions, Janus PSU Awards granted in 2014 to Richard M. Weil will be converted as of the effective time into Janus Henderson restricted share unit awards with respect to Janus Henderson ordinary shares on the terms and conditions (including any continuing time-based vesting) under the applicable plan and award agreement in effect immediately prior to the effective time, with the aggregate number of Janus Henderson restricted share units held by Mr. Weil (rounded up to the nearest whole unit) determined by multiplying (A) the number of shares of Janus common stock subject to Mr. Weil's Janus PSU Awards that are earned based on achievement of the applicable performance criteria as of (or approximate to) the effective time in accordance with the terms and conditions of the applicable award agreement by (B) the exchange ratio.

Janus Restricted Share Awards

        Each Janus Restricted Share Award that is outstanding immediately prior to the effective time will be converted, as of the effective time, into a restricted Janus Henderson ordinary share award on the terms and conditions (including any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with the aggregate number of restricted Janus Henderson ordinary shares held by each holder (rounded up to the nearest whole share) determined by multiplying (i) the number of shares of Janus common stock subject to such Janus Restricted Share Award immediately prior to the effective time by (ii) the exchange ratio.

Janus Employee Stock Purchase Plan

        Each outstanding award under the Janus ESPP will be converted at the effective time into corresponding awards for a number of Janus Henderson ordinary shares on the same basis as the Janus Options, provided that Janus and Henderson will cooperate prior to the effective time to determine the appropriate treatment of the Janus ESPP in connection with the consummation of the merger, which may include termination of the Janus ESPP at the effective time.

Merger Sub Common Stock

        Subject to the terms and conditions set forth in the merger agreement, at the effective time, each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the effective time will be cancelled and, in exchange for the cancellation of the shares of Merger Sub common stock and the funding of the merger consideration by Henderson, Janus, as the surviving corporation in the merger will issue an equivalent number of fully paid and non-assessable shares of common stock, par value $0.01 per share, all of which shares will be held by Henderson, and which will constitute the only outstanding shares of common stock of Janus, as the surviving corporation, immediately following the effective time.

Representations and Warranties

        The merger agreement contains representations and warranties made by Henderson to Janus and by Janus to Henderson. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers of the party making the representation did not have knowledge.

        The merger agreement provides that a "material adverse effect" means, with respect to Janus or Henderson, as the case may be, any fact, circumstance, effect, change, event or development, which we refer to as an effect, that materially adversely affects the business, properties, financial condition or results of operations of such party and its subsidiaries, taken as a whole. However, no effect to the extent resulting from or arising out of the following will be taken into account in determining whether there has been a material adverse effect with respect to Janus or Henderson:

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  any failure, in and of itself, by such party to meet any internal or published projections, forecasts, budgets, plans, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect on such party, unless otherwise excluded by the definition of material adverse effect);

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  the execution and delivery of the merger agreement or the public announcement or pendency of the merger or any of the transactions contemplated by the merger agreement or the Dai-ichi agreements, including any litigation resulting or arising therefrom or with respect thereto and including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, governmental entities and other persons (except with respect to certain corporate authority and non-contravention representations and warranties made by each of Henderson and Janus);

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  any change, in and of itself, in the market price or trading volume of such party's securities (provided that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be a material adverse effect on such party, unless otherwise excluded by the definition of material adverse effect);

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  any action expressly required by Section 6.6 of the merger agreement, which relates to the parties' efforts to obtain required governmental consents and approvals (for additional details, see the section entitled "—Description of the Merger Agreement—Efforts to Complete the Merger" beginning on page [    •    ]);

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  any termination of client accounts (including the termination of any investment advisory agreements entered into by Janus or any of its subsidiaries) or reduction in assets under management of any client account;

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  any change in applicable law, regulation, international financial reporting standards or generally accepted accounting principles, as applicable (or authoritative interpretation thereof), except if such effect affects a party and its subsidiaries in a materially disproportionate manner as compared to other companies that participate in the global asset management industry, but in such event, only the incremental disproportionate impact of any such effect shall be taken into account in determining whether a material adverse effect has occurred; and

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  except if the following affects a party and its subsidiaries in a materially disproportionate manner as compared to other companies that participate in the businesses that such party and its subsidiaries operate, but in such event, only the incremental disproportionate impact of any such effect shall be taken into account in determining whether a material adverse effect has occurred:

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  general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the U.S. or any foreign jurisdiction;

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  geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the merger agreement; and

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  any hurricane, tornado, flood, earthquake or other natural disaster.

        In the merger agreement, each party has made representations and warranties regarding, among other topics:

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  organization, corporate power, good standing and qualification to do business of the party and its subsidiaries;

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  authority to execute and deliver and perform its obligations under, and to consummate the transactions contemplated by, the merger agreement and the Dai-ichi agreements (as applicable) and the enforceability of the merger agreement and the Dai-ichi agreements (as applicable) against the party;

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  capital structure, including the number of shares of common stock and preferred stock (in the case of Janus), ordinary shares (in the case of Henderson), stock options and other stock-based awards outstanding and the ownership of the capital stock of each of its significant subsidiaries;

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  the absence of conflicts with, or violations of, organizational documents, applicable law and certain contracts as a result of entering into the merger agreement and the Dai-ichi agreements (as applicable) and consummating the merger and the other transactions contemplated by the merger agreement and the Dai-ichi agreements (as applicable);

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  the consents and approvals required in connection with the transactions contemplated by the merger agreement and the Dai-ichi agreements;

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  SEC documents (in the case of Janus), FCA and JFSC documents (in the case of Henderson), financial statements, internal controls and accounting or auditing practices;

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  the absence of undisclosed liabilities and off-balance sheet arrangements;

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  accuracy of information supplied or to be supplied in this proxy statement/prospectus, the registration statement on Form F-4 of which this proxy statement/prospectus forms a part or the Henderson Shareholder Circular;

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  the absence of a material adverse effect since December 31, 2015 through the date of the merger agreement;

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  the conduct of business in all material respects in the ordinary course consistent with past practice from December 31, 2015 through the date of the merger agreement;

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  compliance with applicable laws and permits;

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  regulated subsidiaries;

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  investment funds advised by such party;

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  absence of certain litigation and governmental orders;

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  employee benefit matters, including matters related to employee benefit plans, and compliance with the Employee Retirement Income Security Act of 1974, as amended;

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  certain compensation and benefits related to the execution of the merger agreement and the consummation of the transactions contemplated by the merger agreement and the Dai-ichi agreements;

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  labor and employment matters;

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  tax matters;

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  applicable stockholder and shareholder votes in connection with the transactions contemplated by the merger agreement and the Dai-ichi agreements;

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  the inapplicability of state takeover statutes to the transactions contemplated by the merger agreement and the Dai-ichi agreements;

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  intellectual property matters;

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  material contracts;

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  compliance with the Foreign Corrupt Practices Act of 1977, as amended;

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  anti-bribery and anti-money laundering matters; and;

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  broker's fees and expenses payable in connection with the merger.

        In addition, Henderson has made certain representations regarding the formation, organization, standing, corporate power and capitalization of, and certain other matters with respect to Merger Sub. Janus has also made certain representations regarding the receipt of an opinion from its financial advisor.

Conduct of Business

        Each of Henderson and Janus has undertaken certain covenants in the merger agreement restricting the conduct of their respective businesses between the date of the merger agreement and the effective time. In general, except as consented to by the other party in writing (such consent not to be unreasonably withheld, conditioned or delayed), each of Henderson and Janus has agreed to, and to cause their respective subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice in all material respects and, to the extent consistent therewith, use reasonable best efforts to preserve intact their current business organizations, assets and properties, the services of their current officers and other key employees and relationships with customers and clients and their goodwill (subject in each case to exceptions specified in the merger agreement or the Dai-ichi agreements or previously disclosed in writing to the other party as provided in the merger agreement).

        In addition to these agreements regarding conduct of business generally, except as consented to by the other party in writing (such consent not to be unreasonably withheld, conditioned or delayed), each of Henderson and Janus has agreed to not take, and to not permit any of its subsidiaries to take, certain actions, including with respect to the following (subject in each case to exceptions specified in the merger agreement or the Dai-ichi agreements or previously disclosed in writing to the other party as provided in the merger agreement):

  •
  declaring, setting aside or paying any dividends on, making any other distributions in respect of, or entering into any agreement with respect to the voting of, any of its capital stock (other than (i) dividends or distribution by a direct or indirect wholly-owned subsidiary of a party to its parent and (ii) permitted dividends (for additional details, see the section entitled "Pre-Closing Dividends; Post-Closing Dividend Policy" beginning on page [    •    ]));

  •
  splitting, combining or reclassifying any of its capital stock or issuing or authorizing the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

  •
  purchasing, redeeming or otherwise acquiring any shares of its capital stock or the capital stock of any of its subsidiaries or any other of its or their securities or any rights, warrants or options to acquire any such shares or other securities (other than certain acquisitions of shares from holders of awards under Henderson or Janus equity plans, as applicable);

  •
  issuing, delivering, selling, pledging or otherwise encumbering or subjecting to any lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (i) in connection with any such action in connection with equity compensation under Henderson or Janus equity plans, as applicable, whether outstanding as of the date of the merger agreement or granted after the date of the merger agreement to the effective time and (ii) in the case of Janus, the conversion of Janus's 0.75% Convertible Notes due 2018);

  •
  other than in the ordinary course of business consistent with past practice, amending, renewing, terminating or waiving any provision of certain material contracts where such action would result in materially adverse changes to the terms thereof;

  •
  entering into any new (i) "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (assuming, in the case of Henderson, the applicability of Regulation S-K on Henderson and its subsidiaries), (ii) contract or other agreement relating to third-party indebtedness for borrowed money in excess of $10,000,000 or any guarantee thereof,

    (iii) non-competition agreement or any other agreement or obligation that, by its terms, limits in any material respect the manner in which, or the localities in which, any material portion of the businesses of such party and its subsidiaries, taken as a whole, is or can be conducted, or (iv) material contract granting "most favored" status that, following the effective time, would be applicable to the other party;

  •
  (i) merging or entering into a consolidation with or otherwise acquiring an interest of 50% or more of the outstanding equity interests in any person, or acquiring a substantial portion of the assets or business of any person (or any division or line of business thereof) where aggregate consideration for all such transactions exceeds $25,000,000, (ii) authorizing, recommending, proposing or announcing an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization with respect to such party or any of its significant subsidiaries, (iii) otherwise acquiring any assets of any third party (other than in connection with ordinary course seed financing activities) where aggregate consideration for all such transactions exceeds $5,000,000, or (iv) entering into any new line of business, subject to certain exceptions, including in the case of (i) and (iii) transactions in the ordinary course of business consistent with past practice, or transactions involving only direct or indirect wholly owned subsidiaries;

  •
  (i) transferring, selling, leasing, subleasing, licensing, sublicensing, granting a non-assert with respect to or otherwise abandoning or disposing of any material assets or material properties of it or any of its subsidiaries or (ii) mortgaging or pledging any material assets or material properties of it or any of its subsidiaries, or subjecting any such assets or properties to any other lien not otherwise permitted by the merger agreement, subject to certain exceptions, including (x) for transactions in the ordinary course of business consistent with past practice, (y) for assets and properties associated with discontinued operations and (z) pursuant to one or more such transactions with respect to which the aggregate consideration does not exceed $5,000,000;

  •
  creating, incurring or assuming any indebtedness for borrowed money, or issuing any debt securities or any right to acquire debt securities, assuming, guaranteeing, endorsing or otherwise becoming liable or responsible (whether directly, contingently or otherwise) for the indebtedness of another person, entering into any agreement to maintain any financial condition of another person or entering into any arrangement having the economic effect of any of the foregoing, subject to certain exceptions, including indebtedness incurred in the ordinary course of business and consistent with past practice (including borrowings under Henderson's and Janus's respective current borrowing agreements and facilities or any refinancing, substitution or replacement thereof, in each case, on equivalent terms and up to an equivalent amount), for any transactions solely involving a direct or indirect wholly owned subsidiary, as required by existing contracts or other agreements, incremental debt for borrowed money not to exceed $10,000,000 in aggregate principal amount outstanding at any time and guarantees and similar obligations of indebtedness for borrowed money of its subsidiaries (provided that such indebtedness is incurred in compliance with the foregoing restrictions);

  •
  waiving, releasing, assigning, settling or compromising any pending or threatened (in writing) action which is material to its and its subsidiaries' business, taken as a whole;

  •
  making, changing or revoking any tax election, claim, surrender, disclaimer, notice or consent, or amending any tax return other than to the extent required by applicable law, or changing (or making a request to any taxing authority to change) any material aspect of its method of accounting for tax purposes other than to the extent required by applicable law or relevant accounting standards, in each case, that would reasonably be expected to have a material adverse effect;

  •
  taking any action which would reasonably be expected to cause Janus to be treated as an "expatriated entity" within the meaning of Section 7874(a)(2) of the Code;

  •
  settling or compromising tax claims or liabilities in an amount in excess of a $5,000,000 for all such tax claims or liabilities;

  •
  except to the extent required by applicable law or by any contract or other agreement existing on the date of the merger agreement, or in the ordinary course of business consistent with past practice:

  •
  granting any equity or incentive awards or making any material increase in the salaries, bonuses or other compensation and benefits payable by it or any of its subsidiaries to any employees or directors of such party or any of its subsidiaries;

  •
  accelerating any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any employees, directors or other service providers of such party or any of its subsidiaries;

  •
  paying or agreeing to pay any amount, or adopting any benefit plan or other arrangement, in the nature of a transaction bonus, change in control severance benefit or other similar amount or benefit that would be triggered in connection with, or as a result of, the consummation of the merger;

  •
  hiring any new employees unless such hiring is in the ordinary course of business consistent with past practice and relates to employees with an annual base salary not to exceed $350,000; or

  •
  except as part of the annual enrollment process or as required to ensure that any benefit plan is not then out of compliance with applicable law, entering into or adopting, materially increasing the benefits under, or renewing, amending or terminating, any benefit plan;

  •
  taking or causing to be taken any action, or knowingly failing to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code;

  •
  changing any of its material financial accounting policies or procedures currently in effect, except as required by generally accepted accounting principles (in the case of Janus), international financial reporting standards (in the case of Henderson), Regulation S-X of the Exchange Act, or a governmental entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) as determined in consultation with its outside auditor, or as required by applicable law;

  •
  entering into any contract or other agreement for capital expenditures requiring aggregate payments in excess of $5,000,000 over the life of such contract or other agreement;

  •
  writing up, writing down or writing off the book value of any of its assets, other than (i) in the ordinary course of business and consistent with past practice or (ii) as may be consistent with its financial accounting policies and procedures and generally accepted accounting principles (in the case of Janus) or international financial reporting standards (in the case of Henderson) as determined in consultation with its outside auditor;

  •
  amending its organizational documents; or

  •
  authorizing, or committing or agreeing to take, any of the foregoing actions.

Client Consents

        Janus has agreed to, and to cause its subsidiaries to, use reasonable best efforts to seek approval by the boards of trustees and shareholders of each Janus-advised U.S. mutual fund of new investment advisory agreements with the applicable Janus subsidiary to take effect at the closing of the merger, including by preparing and filing proxy materials with the SEC. Henderson is required to cooperate with Janus and its subsidiaries in connection with obtaining such consents.

        Janus has also agreed to use reasonable best efforts to seek the consent of each of its other investment advisory clients to the "assignment" (as defined in the Advisers Act) of its applicable investment advisory agreement with Janus or its subsidiaries as a result of the merger, to the extent required by applicable law or pursuant to the applicable investment advisory agreement.

U.S. Mutual Fund Reorganizations

        Each of Henderson and Janus has agreed to, and to cause their respective subsidiaries to, use reasonable best efforts to cooperate with each other to consummate the reorganization of the U.S. mutual funds sponsored by Henderson or its subsidiaries with the U.S. mutual funds sponsored by Janus or its subsidiaries, as agreed between Janus and Henderson, including by seeking approval by the applicable boards of trustee and shareholders and preparing and filing proxy materials with the SEC (as applicable).

No Solicitation of Alternative Proposals

        Henderson and Janus have each agreed not to, and not to authorize or permit any of its controlled affiliates or any of its or their officers, directors or employees to, and to use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its controlled affiliates not to, directly or indirectly:

  •
  solicit, initiate or knowingly encourage (including by furnishing information in connection with any inquiry or proposal with respect to an alternative transaction), or knowingly take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute (1) any transaction or series of transactions pursuant to which a third party acquires or would acquire, directly or indirectly, beneficial ownership of more than 20% of the issued and outstanding shares of common stock (in case of Janus), ordinary shares (in case of Henderson) or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of such party, whether from such party or pursuant to a tender offer or exchange offer or otherwise, (2) a merger, consolidation, share exchange or other transaction pursuant to which any third party acquires or would acquire, directly or indirectly, assets or businesses of such party or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of such party and its subsidiaries taken as a whole, or (3) any disposition of assets to a third party representing 20% or more of the consolidated revenues, net income or assets of such party and its subsidiaries, taken as a whole, any such transaction being referred to in this document as an alternative transaction;

  •
  engage or participate in any discussions or negotiations regarding any proposal the consummation of which would constitute an alternative transaction, except to notify such person or group of persons as to the existence of the provisions of the merger agreement summarized in this section; or

  •
  resolve, propose or agree to any of the foregoing.

        Notwithstanding these restrictions, the merger agreement provides that, if at any time prior to obtaining the relevant stockholder or shareholder approval, as applicable (as described in the section

entitled "—Description of the Merger Agreement—Efforts to Obtain Required Stockholder Vote" beginning on page [    •    ]), Henderson or Janus receives a proposal that its board of directors determines in good faith (after consultation with outside counsel and a financial advisor of U.S. or U.K. nationally recognized reputation) constitutes or could reasonably be expected to result in a "superior proposal" (as defined below) and which did not result from a material breach of the non-solicitation obligations set forth in the merger agreement, then Henderson or Janus, as applicable, may (i) furnish information with respect to itself and its subsidiaries to the person (or group of persons) making such proposal and its representatives and financing sources pursuant to a customary confidentiality agreement containing terms as to confidentiality generally no less restrictive than the terms of the confidentiality agreement entered into between Henderson and Janus (provided that (x) such information must have been previously provided to the other party or must be promptly provided to the other party prior to or substantially concurrently with the time it is provided to such person and (y) such confidentiality agreement need not contain any "standstill" or other similar terms that prohibit the counterparty thereto or any of its affiliates or representatives from making any proposal for an alternative transaction, acquiring such party or taking any other similar action) and (ii) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal and its representatives and financing sources.

        The merger agreement also requires each party to (i) notify the other party promptly, and in any event within 24 hours of receipt, of any request for substantive information or of any proposal relating to an alternative transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal; (ii) keep the other party reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis; and (iii) provide the other party, as soon as reasonably practicable, copies of all material substantive correspondence and other material written materials exchanged with the person making the proposal that describes in any material respect any of the material terms or conditions of any such request or proposal.

        For purposes of the merger agreement, "superior proposal" means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an alternative transaction (with all references to 20% in the definition of "alternative transaction" above being treated as references to 50%) that (i) did not result from a material breach of the applicable non-solicitation obligations set forth in the merger agreement, (ii) is on terms that the board of directors of such party determines in good faith (after consultation with outside counsel and a financial advisor of U.S. or U.K. nationally recognized reputation) to be superior from a financial point of view to the party's stockholders or shareholders, as applicable, than the transactions contemplated by the merger agreement and the Dai-ichi agreements, taking into account all terms and conditions of such proposal (including any changes to the merger agreement that may be proposed by the other party to this merger agreement in response to such proposal) and (iii) the conditions to the consummation of which are reasonably capable of being satisfied and is otherwise reasonably likely to be consummated, taking into account all financial, regulatory, legal and other aspects of such proposal.

Changes in Board Recommendations

        Henderson and Janus have agreed under the merger agreement to, through their respective boards of directors, recommend to their shareholders and stockholders, respectively, the Janus merger proposal, in the case of Janus, and the Henderson share issuance proposal, the Henderson amended articles proposal, the Henderson de-listing proposal, the Henderson permitted dividend proposal and the Henderson name change proposal, in the case of Henderson.

        The merger agreement provides that, subject to the exceptions described below, each of the Henderson board and the Janus board will not (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in any manner adverse to the other party, its approval or recommendation of the Janus merger proposal, in the case of Janus and the Henderson share issuance proposal, the Henderson amended articles proposal, the Henderson de-listing proposal, the Henderson permitted dividend proposal and the Henderson name change proposal, in the case of Henderson, (ii) approve or recommend, or propose publicly to approve or recommend, any alternative transaction (we refer to any action in clause (i) or this clause (ii) as a "board recommendation change"), provided that nothing shall restrict or otherwise limit Henderson or Janus from making accurate disclosure to its shareholders or stockholders, as applicable, of factual information regarding the business, financial condition or results of operations of such party or, so long as such party provides the other party with reasonable advance notice and a copy of the proposed disclosure, the fact that a proposal the consummation of which would constitute an alternative transaction has been made, the identity of the party making such proposal or the material terms of such proposal (and such disclosure shall not be deemed a board recommendation change) so long as none of the disclosure through which such factual information is conveyed, individually or in the aggregate, is contrary to or materially inconsistent with, in any respects, the recommendation made by such party's board or (iii) cause the applicable party or any of its controlled affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any alternative transaction (other than a confidentiality agreement otherwise permitted by the merger agreement).

        Notwithstanding the foregoing restrictions, at any time prior to obtaining the relevant stockholder or shareholder approval, as applicable, the Henderson board or the Janus board, as applicable, may, if it determines in good faith, after it has received a proposal that if consummated would be a superior proposal (and after consultation with outside counsel and a financial advisor of U.S. or U.K. nationally recognized reputation) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, effect a board recommendation change. However, such board of directors may not effect a board recommendation change unless it has given the other party at least four business days' written notice specifying the material terms and conditions of such proposal, identifying the person making such proposal and stating that it intends to take such action, or in the event of a subsequent modification to the material terms and conditions of such superior proposal, after the later of (x) the fourth business day following the other party's receipt of the initial written notice of the superior proposal and (y) the second business day following the other party's receipt of written notice advising such other party of the modification to such terms and conditions; provided that during such four or two business day notice period, as applicable, such party engages (to the extent requested by the other party) in good faith negotiations with the other party to amend the merger agreement in such a manner that the proposal to enter into an alternative transaction no longer constitutes a superior proposal.

        In addition, notwithstanding the foregoing restrictions, at any time prior to obtaining the relevant stockholder or shareholder approval, as applicable, the Henderson board or the Janus board, as applicable, may, if it determines in good faith (and after consultation with outside counsel and a financial advisor of U.S. or U.K. nationally recognized reputation) that it is required to do so pursuant to its fiduciary duties under applicable law, effect a board recommendation change. However, such board of directors may not take any such action unless it has given the other party at least four business days' written notice advising such other party of all material information with respect to the basis for such action and stating that it intends to take such action and providing its rationale therefor.

        If either Janus or Henderson effects a change of recommendation, such party has no termination right and will be required to submit the Janus merger proposal (in case of Janus) or the merger proposal, the Henderson amended articles proposal, the Henderson name change proposal, the Henderson permitted dividend proposal and the Henderson LSE de-listing proposal (in case of Henderson) to a vote of their stockholders and shareholders, respectively, at their respective special and shareholder meetings unless the merger agreement is earlier terminated in accordance with its terms.

        The parties have agreed that, to the extent that the U.K. Panel on Takeovers and Mergers determines that any of the above provisions either require Henderson to take an action that is not permitted, or restrict Henderson from taking an action that is required, under Rule 21.2 of the City Code, such provision shall be disregarded in respect of both parties.

Efforts to Obtain Required Stockholder Vote

        Janus has agreed to hold a special meeting of the Janus stockholders as promptly as practicable after this registration statement on Form F-4 is declared effective for the purpose of obtaining the Janus required stockholder approval of the Janus merger proposal, provided that Janus will postpone or adjourn such special meeting once for up to thirty days upon the request of Henderson if necessary to solicit additional proxies for the purpose of obtaining the Janus required stockholder approval. Subject to the ability of the Janus board to effect a board recommendation change, Janus is required to, through the Janus board, recommend to the Janus stockholders the Janus merger proposal.

        Henderson has agreed to hold a meeting of the Henderson shareholders as promptly as practicable after obtaining formal approval of the Henderson Shareholder Circular for the purpose of obtaining the Henderson required shareholder approvals, provided that Henderson will propose postponement or adjournment of such special meeting once for up to thirty days upon the request of Janus if necessary to solicit additional proxies to obtain the Henderson required shareholder approvals. Subject to the ability of the Henderson board to effect a board recommendation change, Henderson is required to, through the Henderson board, recommend to the Henderson shareholders the Henderson share issuance proposal, the Henderson amended articles proposal, the Henderson de-listing proposal, the Henderson permitted dividend proposal and the Henderson name change proposal.

        Both Henderson and Janus are required to use their reasonable best efforts to hold the Henderson shareholder meeting and the Janus special meeting on the same date.

Efforts to Complete the Merger

        Upon the terms and subject to the conditions of the merger agreement, Henderson and Janus have each agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, as soon as possible following the date of the merger agreement, the transactions contemplated by the merger agreement and the Dai-ichi agreements, including using reasonable best efforts to:

  •
  obtain all necessary waivers, consents and approvals from governmental entities, including under antitrust laws prior to the effective time;

  •
  obtain all necessary consents, registrations, approvals, permits, authorizations and waivers, necessary to be obtained from, or renewed with, third parties;

  •
  execute and deliver any additional customary instruments necessary to consummate the transactions contemplated by the merger agreement and the Dai-ichi agreements; and

  •
  unless the Janus board or the Henderson board has effected a change in recommendation of in compliance with the merger agreement, obtain the Janus required stockholder approval or Henderson required shareholder approvals, as applicable.

Indemnification, Exculpation and Insurance

        Henderson has agreed to indemnify and hold harmless each individual who was as of the date of the merger agreement, or becomes prior to the effective time, a director or officer of Janus or any of its subsidiaries and each person who was serving as a director or officer of another person at the request of Janus or any of its subsidiaries, each referred to as an indemnified party, to the same extent as such indemnified parties were indemnified as of the date of the merger agreement pursuant to the organizational documents of Janus or any of its subsidiaries, and any indemnification agreements in existence as of the date of the merger agreement.

        Henderson has also agreed, for a period of six years following the effective time, to either cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Janus or its subsidiaries and fiduciary liability insurance or provide substitute policies for not less than the existing coverage and having other terms not less favorable to the insured persons with respect to claims arising from facts or events occurring on or prior to the effective date, except that in no event will the annual cost for maintaining such policies in any one policy year exceed 300% of the annual premium payable by Janus for such insurance for the prior 12 months, referred to as the maximum amount. Janus may obtain a six-year "tail" policy under its existing directors and officers insurance policy in lieu of the foregoing, for a cost not to exceed the maximum amount.

Employee Benefits Matters

        During the one year period commencing on the closing date and ending on the first anniversary of the closing date of the merger (the continuation period), Janus Henderson will, or will cause its subsidiaries to, provide each individual who is employed by Janus, Henderson or their respective subsidiaries immediately prior to the effective time and who remains employed thereafter by Janus Henderson or any of its subsidiaries (each, a continuing employee) with (i) a base salary or wage rate that is no less favorable than the base salary or wage rate provided to such continuing employee immediately prior to the effective time, (ii) aggregate incentive compensation opportunities that are substantially comparable in the aggregate to those provided to such continuing employee immediately prior the effective time, and (iii) employee benefits that are substantially comparable in the aggregate to those provided to such continuing employee immediately prior the effective time; provided that neither Henderson nor any of its subsidiaries will be required to provide incentive compensation or employee benefits to continuing employees in the form of equity-based compensation. During the continuation period, Janus Henderson will, or will cause its subsidiaries to, provide each continuing employee who experiences a termination of employment with Janus Henderson or any of its subsidiaries with severance payments and benefits that are no less favorable than the severance payments and benefits that such continuing employee would have received under the terms of the severance plans, programs or arrangements of Janus, Henderson or their respective subsidiaries, as applicable, as in effect immediately prior to the effective time.

        In addition, Janus and Henderson have agreed that, subject to applicable law:

  •
  each continuing employee will be credited with his or her years of service with Janus, Henderson or any of their respective subsidiaries before the effective time, to the same extent as such continuing employee was entitled, before the effective time, to credit for such service under any similar Janus benefit plans or Henderson benefit plans (including, without limitation, any equity compensation, paid time off, and severance plans or policies), except to the extent such credit would result in a duplication of benefits and except for benefit accruals under any defined benefit pension plan; and

  •
  to the extent administratively and commercially practicable, and subject to applicable law:

  •
  each continuing employee will be immediately eligible to participate, without any waiting time, in any and all Janus Henderson benefit plans which are welfare benefit plans to the extent coverage under such Janus Henderson benefit plan replaces coverage under a comparable Janus benefit plan or Henderson benefit plan, in which such continuing employee participated immediately before the effective time (referred to as the old plans);

    •
    for purposes of each Janus Henderson benefit plan providing medical, dental, pharmaceutical and/or vision benefits to any continuing employee, Janus Henderson or its subsidiaries will use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such Janus Henderson benefit plan to be waived for such continuing employee and his or her covered dependents; and

    •
    Janus Henderson or its subsidiaries will cause any eligible expenses incurred by such continuing employee and his or her covered dependents during the portion of the plan year of the old plan ending on the date such continuing employee's participation in the corresponding Janus Henderson benefit plan begins to be taken into account under such Janus Henderson benefit plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such continuing employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Janus Henderson benefit plan.

Other Covenants and Agreements

        The merger agreement contains certain other covenants and agreements, including covenants relating to:

  •
  cooperation between Janus and Henderson in connection with the implementation of mutually agreed pre-merger financing arrangements;

  •
  cooperation between Henderson and Janus in the preparation of this proxy statement/prospectus, the Henderson Shareholder Circular and, if required, an application under the Australian Foreign Acquisitions and Takeovers Act of 1975;

  •
  confidentiality and access by each party to certain information about the other party during the period prior to the effective time;

  •
  cooperation between Henderson and Janus in connection with public announcements;

  •
  causing the Henderson ordinary shares to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance;

  •
  Janus taking, or causing to be taken, all actions necessary to delist Janus's common stock from the NYSE and terminate its registration under the Exchange Act;

  •
  Henderson taking, or causing to be taken, all actions necessary to cause the listing of Henderson's ordinary shares on the premium segment of the Official List of the FCA and admission to trading of the Henderson ordinary shares on the LSE's main market for listed securities to be cancelled;

  •
  cooperation between Henderson and Janus in obtaining consents and approvals from governmental entities and other third parties;

  •
  taking actions to consummate the merger and eliminate or minimize the effects of any antitakeover or similar statute or regulation that is or becomes applicable to the transactions contemplated by the merger agreement and the Dai-ichi agreements;

  •
  taking all such steps as are reasonably necessary to cause the transactions contemplated by the merger agreement and the Dai-ichi agreements and any other dispositions of equity securities of Janus or acquisitions of equity securities of Henderson by any person who is a director or officer of Janus or at the effective time will become a director or officer of Henderson to be exempt under Rule 16b-3 promulgated under the Exchange Act;

  •
  keeping the other party reasonably informed regarding stockholder litigation (including any litigation or proceeding under or relating to any antitrust laws) commenced after the date of the merger agreement and giving such other party the opportunity to participate in the defense or settlement of such litigation or proceeding (provided that no such settlement shall be agreed without the other party's prior consent);

  •
  Henderson taking all actions necessary to cause Merger Sub, and Janus, as the surviving corporation, to perform their respective obligations under the merger agreement and to consummate the transactions contemplated by the merger agreement and the Dai-ichi agreements;

  •
  Janus causing to be delivered to Henderson, at or prior to the effective time, resignations executed by each director of Janus (other than Richard M. Weil) in office immediately prior to the effective time;

  •
  consulting with the other party prior to taking actions that could reasonably be expected to have adverse tax consequences that could constitute a material adverse effect to either party or the combined company;

  •
  using reasonable best efforts to cause the merger to qualify as a tax-free reorganization under sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and not taking, or failing to take, actions that could cause the merger to fail to so qualify;

  •
  not taking actions that could reasonably be expected to cause the 60% test of section 7874 of the Code (as described under the heading "The Merger—U.S., U.K. and Jersey Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders") to be met;

  •
  using reasonable best efforts to execute certificates containing appropriate representations as may reasonably be requested by tax counsel to the parties to enable such counsel to render an opinion or opinions with respect to Code sections 367, 368, and 7874;

  •
  using reasonable best efforts to cause the merger not to be subject to section 367(a)(1) of the Code and to cause the surviving corporation to satisfy related documentation, reporting, and filing requirements specified in Treasury regulations; and

  •
  agreeing not to take any position inconsistent with the tax treatment described in the preceding four bullets in any tax filing or proceeding, except as otherwise required by a final determination (as defined by the Code).

Conditions to Closing of the Merger

        The obligations of each of Henderson and Janus to effect the merger are subject to the satisfaction or (to the extent permitted by applicable law) waiver of the following conditions:

  •
  the approval of (i) the merger by the affirmative vote of a majority of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (ii) the Henderson share issuance proposal by the affirmative vote of a majority of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (iii) the Henderson amended articles proposal by the affirmative vote of two-thirds of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (iv) the Henderson name change proposal by the affirmative vote of two-thirds of the Henderson shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting, (v) the Henderson permitted dividend proposal by the affirmative vote of a majority of the Henderson shareholders voting (in person or represented by proxy) at the Henderson annual general shareholder meeting and (vi) the Henderson LSE de-listing proposal by the affirmative vote of three-fourths of the Henderson shareholders voting

    (in person or represented by proxy) at the Henderson shareholder meeting (resolutions relating to items (i) to (iv) (inclusive) and item (vi) above, and the approval of the share consolidation at the Henderson shareholder meeting are inter-conditional, which means that for any of them to take effect, they must all be passed);

  •
  the approval of the Janus merger proposal by Janus stockholders holding a majority of all outstanding shares of Janus common stock entitled to vote;

  •
  the termination or expiration of any applicable waiting period under the HSR Act;

  •
  approval from:

  •
  FINRA, pursuant to NASD Rule 1017 in connection with the merger;

  •
  the FCA, pursuant to Section 189(4)(a) of the Financial Services and Markets Act 2000, which we refer to as FSMA;

  •
  the JFSC of this proxy statement/prospectus, the registration statement of which this proxy statement/prospectus forms a part and any other relevant document deemed to be a prospectus pursuant to the Jersey Companies Law, and the issue by the JFSC of any consent required pursuant to the Control of Borrowing (Jersey) Order 1958 for Henderson to lawfully assume the Janus awards and plans; and

  •
  consents, non-objections and/or approvals from the applicable governmental authorities in Canada, Hong Kong, Ireland, Singapore, Australia, Switzerland, and, if applicable, India and Jersey and certain other non-U.S. jurisdictions, as well as obtaining approvals, consents and/or non-objections from the applicable governmental authorities in Jersey, Switzerland and, if applicable, Ireland necessary in connection with the transactions contemplated by the Dai-ichi agreements;

  •
  if the approval of the Henderson de-listing proposal is not obtained and the satisfaction of the condition is waived by the written consent of Janus and Henderson, the re-admission of all of the Henderson ordinary shares to listing on the Official List and to trading on the LSE's main market for listed securities;

  •
  approval by the boards of trustees and shareholders of Janus-advised U.S. mutual funds of new investment advisory agreements with Janus to take effect at the closing of the merger representing at least 67.5% of the assets under management of those funds as of September 30, 2016;

  •
  the absence of any judgment, order, law or other legal restraint by a court or other governmental entity of competent jurisdiction, that prevents, makes illegal, or prohibits the consummation of the merger;

  •
  the SEC having declared effective the registration statement of which this proxy statement/prospectus forms a part;

  •
  the approval for listing by the NYSE, subject to official notice of issuance, of the Henderson ordinary shares issuable to the holders of Janus common stock in connection with the merger;

  •
  certain representations and warranties of the other party being true and correct as of the closing date;

  •
  certain representations and warranties of the other party being true and correct in all material respects as of the closing date (except to the extent such representations and warranties expressly relate to a specific date or as of the date of the merger agreement, in which case such representations and warranties must be true and correct in all material respects as of such date);

  •
  each other representation and warranty of the other party (without giving effect to any limitation as to materiality, material adverse effect or any provisions contained therein relating to preventing or materially delaying the consummation of any of the transactions contemplated by the merger agreement and the Dai-ichi agreements) being true and correct as of the closing date (except to the extent such representations and warranties relate to a specific date or as of the date of the original merger agreement, in which case such representations and warranties must be so true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a material adverse effect on such party;

  •
  the other party having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date; and

  •
  the receipt of an officer's certificate executed by an executive officer of the other party certifying that the conditions in the four preceding bullet points have been satisfied.

Termination of the Merger Agreement

        The merger agreement may be terminated at any time prior to the effective time, whether before or after receipt of requisite stockholder approval, under the following circumstances:

  •
  by mutual written consent of Henderson and Janus; or

  •
  by either Henderson or Janus:

  •
  if the merger is not consummated by September 30, 2017, which we refer to as the outside date; provided that this right to terminate the merger agreement will not be available to a party whose breach of any representation, warranty, covenant or other agreement breach of any representation, warranty, covenant or other agreement contained in the merger agreement has been the primary cause of, or primarily resulted in, the failure of the merger to be consummated by such time;

  •
  if the approval of the Janus merger proposal will not have been obtained by reason of the failure to obtain the required vote at a duly convened Janus stockholders meeting (including any adjournment or postponement thereof);

  •
  if the approval of the Henderson required shareholder proposals will not have been obtained by reason of the failure to obtain the required vote at a duly convened Henderson shareholders meeting (including any adjournment or postponement thereof);

  •
  if any restraint is in effect that prevents, makes illegal or prohibits the consummation of the transactions contemplated by the merger agreement and the Dai-ichi agreements, and such restraint has become final and non-appealable, or if any governmental entity that must grant regulatory approval of the merger pursuant to the terms of the merger agreement has denied approval of the merger and such denial has become final and non-appealable; provided that the party seeking to terminate the merger agreement pursuant to this provision must have used reasonable best efforts to prevent the entry of and to remove such legal restraint or to obtain such regulatory approval or remove such condition, as the case may be; or

  •
  if the other party has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (i) would give rise to the failure of a condition to the other party's obligation to consummate the merger and (ii) is not curable prior to the outside date, or if curable prior to the outside date, is not cured within the earlier of (A) 30 days after receiving written notice of such breach or failure to perform or (B) five business days prior to the outside date; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement.

        In addition, the merger agreement may be terminated by Henderson or Janus, at any time prior to the other party's receipt if its required stockholder approvals, upon the occurrence of the following events, which we refer to as triggering events:

  •
  the board of the other party shall have effected a board recommendation change, as described in the section entitled "—Description of the Merger Agreement—Changes in Board Recommendations" beginning on page [    •    ];

  •
  the other party shall have failed to include in this proxy statement/registration statement or, in the case of a Janus triggering event, Henderson shall have failed to include in the shareholder circular, the recommendation of its board;

  •
  the board of the other party fails to reaffirm publicly its recommendation of the transactions contemplated by the merger agreement and the Dai-ichi agreements within five business days (or, if earlier, prior to its shareholder or stockholder meeting, as applicable) after reasonably requested by the other party;

  •
  a tender or, in the case of a Henderson triggering event, exchange offer relating to the other party's shares of common stock or ordinary shares, as applicable, shall have been commenced and such party shall not have sent to its shareholders or stockholders, as applicable, within 10 business days after the commencement of such tender or exchange offer (or, if earlier, prior to its shareholder or stockholder meeting, as applicable), a statement rejecting such tender or exchange offer and reaffirming its recommendation of the Janus required stockholder approval or the Henderson required shareholder approvals, as applicable;

  •
  an alternative transaction with respect to the other party is publicly announced and the other party fails to issue a press release that reaffirms its recommendation of the transactions contemplated by the merger agreement and the Dai-ichi agreements within five business days (or, if earlier, prior to its shareholder or stockholder meeting, as applicable) after the other party requests in writing that such recommendation be affirmed publicly; or

  •
  the other party or its representatives shall have breached the non-solicitation provisions of the merger agreement in any material respect.

        If the merger agreement is terminated, the agreement will become void, without liability or obligation on the part of any of the parties, except in the case of willful breach of the merger agreement. The provisions of the merger agreement relating to fees and expenses, effects of termination, confidentiality, governing law, jurisdiction and specific performance, as well as the confidentiality agreement entered into between Henderson and Janus and certain other provisions of the merger agreement will continue in effect notwithstanding termination of the merger agreement.

Expenses and Termination Fees

        Generally, each party is required to pay all fees and expenses incurred by it in connection with the merger and the other transactions and agreements contemplated by the merger agreement, except that each of Henderson and Janus will bear and pay one-half of the costs and expenses (other than the fees and expenses of each party's attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by Henderson and Janus in connection with (i) the filing, printing and mailing of this Form F-4 and this proxy statement (including SEC filing fees), (ii) the filing, printing and mailing of the Henderson Shareholder Circular and any Henderson U.K. Prospectus (including filing fees), (iii) the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees) and (iv) obtaining the consents of the boards of trustees and shareholders of Janus-advised U.S. mutual funds of new investment advisory agreements with Janus to take effect at the closing of the merger (including the costs and expenses of the proxy solicitation of the Janus-advised U.S. mutual funds filing, printing and mailing of materials required to be distributed to shareholders, and legal counsel). However, upon a termination of the merger agreement, a party will become obligated to pay to the other party a termination fee in the following circumstances:

        Janus will be obligated to pay a termination fee of $34,000,000 to Henderson if:

  •
  the merger agreement is terminated by Henderson upon the occurrence of a triggering event (as defined in the section entitled "—Description of the Merger Agreement—Termination of the Merger Agreement" beginning on page [    •    ]) at any time prior to the receipt of the Janus required stockholder approval;

  •
  all of the following circumstances occur:

  •
  the merger agreement is terminated:

  (i)
  (A) by Henderson or Janus for the Janus stockholders having failed to approve the Janus merger proposal or (B) by Henderson for Janus having breached or failed to perform any of its representations, warranties, covenants or agreements contained in the merger agreement, where such breach or failure to perform (I) would give rise to the failure of any condition to Henderson's obligation to consummate the merger and (II) is not curable prior to the outside date, or if curable prior to the outside date, is not cured within the earlier of (x) 30 days after receiving written notice or (y) five business days prior to the outside date; provided that Henderson is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, and at or prior to (1) the Janus stockholders meeting in the case of the preceding clause (i)(A) or (2) the time of such breach by Janus in the case of the preceding clause (i)(B), there shall have been publicly made directly to the Janus stockholders generally or there shall otherwise have become publicly known or any person shall have publicly announced an intention to make an offer or proposal for a transaction that if consummated would constitute an alternative transaction (except that all references in the definition of alternative transaction to "20%" shall be deemed replaced with "50%"), which we refer to as a Janus qualifying transaction, which shall not have been withdrawn on or prior to the Janus stockholders meeting, in the case of the preceding clause (i)(A) or the time of such breach in the case of the preceding clause (i)(B); or

  (ii)
  by Henderson or Janus for the merger not having been consummated by the outside date if any of the Henderson required shareholder approvals have been obtained at the Henderson shareholder meeting or the Henderson annual general shareholder meeting, as applicable, prior to such date and at or prior to the outside date there shall have been made to Janus, or shall have been made directly to the Janus stockholders generally or shall otherwise have become publicly known or any person shall have publicly announced an intention to make an offer or proposal for a transaction that would constitute a Janus qualifying transaction, which shall not have been withdrawn on or prior to the outside date; and

  •
  within 12 months of (x) the date of such termination in the case of the preceding clause (i) or (y) the outside date in the case of preceding clause (ii);

  (i)
  Janus or its subsidiaries enter into a definitive agreement with respect to a Janus qualifying transaction; or

      (ii)
      any Janus qualifying transaction is consummated.

        Henderson will be obligated to pay a termination fee of $34,000,000 to Janus if:

  •
  the merger agreement is terminated by Janus upon the occurrence of a triggering event at any time prior to the receipt of the Henderson required shareholder approval;

  •
  all of the following circumstances occur:

  •
  the merger agreement is terminated:

  (i)
  (A) by Henderson or Janus for the Henderson shareholders having failed to approve the Henderson required shareholder approvals or (B) by Janus for Henderson having breached or failed to perform any of its representations, warranties, covenants or agreements contained in the merger agreement, where such breach or failure to perform (I) would give rise to the failure of any condition to Janus's obligation to consummate the merger and (II) is not curable prior to the outside date, or if curable prior to the outside date, is not cured within the earlier of (x) 30 days after receiving written notice or (y) five business days prior to the outside date; provided that Janus is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, and at or prior to (1) the Henderson shareholders meeting in the case of the preceding clause (i)(A) or (2) the time of such breach by Henderson in the case of the preceding clause (i)(B), there shall have been publicly made directly to the Henderson shareholders generally or there shall otherwise have become publicly known or any person shall have publicly announced an intention to make an offer or proposal for a transaction that if consummated would constitute an alternative transaction (except that all references in the definition of alternative transaction to "20%" shall be deemed replaced with "50%"), which we refer to as a Henderson qualifying transaction, which shall not have been withdrawn on or prior to the Henderson shareholders meeting, in the case of the preceding clause (i)(A) or the time of such breach in the case of the preceding clause (i)(B); or

  (ii)
  by Henderson or Janus for the merger not having been consummated by the outside date if the Janus required stockholder approval has been obtained at the Janus special meeting prior to such date and at or prior to the outside date there shall have been made to Henderson, or shall have been made directly to the Henderson shareholders generally or shall otherwise have become publicly known or any person shall have publicly announced an intention to make an offer or proposal for a transaction that would constitute a Henderson qualifying transaction, which shall not have been withdrawn on or prior to the outside date; and

  •
  within 12 months of (x) the date of such termination in the case of the preceding clause (i) or (y) the outside date in the case of preceding clause (ii);

  (i)
  Henderson or its subsidiaries enter into a definitive agreement with respect to a Henderson qualifying transaction; or

  (ii)
  any Henderson qualifying transaction is consummated.

        The merger agreement also provides that in the event that any termination fee is paid in accordance with the foregoing, such payment shall be the sole and exclusive remedy of such party and its representatives and affiliates (other than in the case of a willful breach of the merger agreement by the other party).

        In addition, if either Janus or Henderson terminates the merger agreement in the event the Janus required stockholder approval or the Henderson required shareholder approvals are not obtained, Janus (in the case the Janus required stockholder approval is not obtained) or Henderson (in the case the Henderson required shareholder approvals are not obtained) is required to pay the other party's expenses up to an amount equal to $10,000,000. The expense reimbursement is credited against any termination fee payable as described above.

Amendments, Extensions and Waivers

        Amendment.    Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after receipt of the requisite stockholder or shareholder approvals; provided that (i) after such stockholder or shareholder approvals have been received, there may not be, without further approval of the Henderson shareholders or Janus stockholders, as applicable, any amendment that changes the amount or the form of the consideration to be delivered to Henderson shareholders or Janus stockholders or that by law otherwise expressly requires the further approval of the Henderson shareholders or Janus stockholders, as the case may be, and (ii) except as provided in clause (i), no amendment of the merger agreement may be submitted to be approved by the Henderson shareholders or Janus stockholders.

        Extension; Waiver.    At any time prior to the effective time, a party may, in writing, (i) extend the time for performance of any obligation or act of the other party, (ii) waive any inaccuracy in a representation or warranty of the other party, (iii) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement or (iv) waive the satisfaction of any of the conditions contained in the merger agreement.

No Third-Party Beneficiaries

        The merger agreement is not intended to confer any rights or remedies upon any person other than the parties and, as described in the section entitled "—Description of the Merger Agreement—Indemnification, Exculpation and Insurance" beginning on page [    •    ], the indemnified parties.

Specific Performance

        The parties have agreed in the merger agreement that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached. The parties have agreed that prior to any termination of the merger, they will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of its terms and provisions, without proof of actual damages, in addition to any other remedy to which they are entitled at law or in equity. The parties have further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any breach.

 DAI-ICHI AGREEMENTS

Amended and Restated Investment and Strategic Cooperation Agreement

        In conjunction with the execution of the merger agreement, Henderson, Janus and Dai-ichi entered into an Amended and Restated Investment and Strategic Cooperation Agreement, which we refer to as the amended investment and cooperation agreement, which amends and restates the Investment and Strategic Cooperation Agreement by and between Dai-ichi and Janus, dated August 10, 2012, which we refer to as the prior investment and cooperation agreement. In general, the terms of the amended investment and cooperation agreement are consistent with the terms of the prior investment and cooperation agreement, subject to certain adjustments.

        Prior to the effective time, the terms of the amended investment and cooperation agreement apply to Janus and, after the effective time, Janus Henderson will succeed to the rights and obligations of Janus thereunder. For purposes of the amended investment and cooperation agreement and this proxy statement/prospectus, the "company" means (1) prior to the effective time, Janus and (2) following the effective time, Janus Henderson. If the merger is not consummated, the terms of the prior investment and cooperation agreement will be reinstated.

Ownership Limit

        Dai-ichi has agreed not to acquire more than 20% of the issued and outstanding shares of the company, which we refer to as the ownership limit, and to reduce its percentage ownership to the ownership limit should its percentage ownership exceed the ownership limit at any time.

Invested Assets; Distribution

        Under the terms of the amended investment and cooperation agreement, subject to certain conditions, Dai-ichi has agreed to maintain investments in investment products of the company and its affiliates of not less than $2 billion and, no later than 12 months following the effective time, cause additional cash in the amount of up to $500 million to be invested in new investment products of the company and its affiliates, which will be determined based on good faith discussions between the company and Dai-ichi. A certain proportion of Dai-ichi's investments will continue to be held in seed capital investments. In addition, the company and Dai-ichi have agreed to cooperate in good faith and use commercially reasonable efforts to sell investment products through each other's distribution channels.

Board Designation Right

        Dai-ichi has the right to designate a Dai-ichi Representative for appointment to the company's board of directors until such right is terminated in accordance with the terms of the amended investment and cooperation agreement. Dai-ichi's right to designate a Dai-ichi Representative may be terminated under certain circumstances set forth in the amended investment and cooperation agreement, and in particular is dependent on Dai-ichi maintaining a shareholding in the company above the applicable percentage (as described below).

Standstill Restrictions

        Dai-ichi is subject to certain standstill restrictions and, subject to certain exceptions, cannot, in each case without the consent of the company's board of directors and, prior to the effective time, Henderson, among other things, initiate tender or exchange offers for securities of the company or its subsidiaries, seek the nomination or election of any individual as a director of the company (other than Dai-ichi's right to designate Dai-ichi Representative as described above), participate in any recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transaction with respect to the company or its subsidiaries, acquire or obtain any economic interest in securities of the company (other than the acquisition of up to 20% of the issued and outstanding shares of the company as permitted by the amended investment and cooperation agreement) or dispose any ordinary of the company in an unsolicited tender offer (other than under certain circumstances as permitted by the amended investment and cooperation agreement). Following the effective time, for so long as the company is subject to the U.K. Takeover Code, Dai-ichi will be permitted to accept (or vote in favor of) any offer to acquire the company's shares. In addition, the standstill restrictions are suspended if Dai-ichi owns less than 3% of the issued and outstanding shares of the company and, with certain exceptions, terminated upon change of control of the company.

Transfer Restrictions

        Dai-ichi is subject to certain limitations on its ability to transfer its company shares and cannot, without the company's consent, transfer its company shares within three years of the date of the amended investment and cooperation agreement, except that it may transfer its company shares to the extent necessary to comply with applicable law, effectively binding written or oral administrative guidance from a governmental authority in Japan or an order by such a governmental authority, upon an insolvency event with respect to either the company or Dai-ichi, upon certain events of financial distress with respect to Dai-ichi or the company or where certain conditions in relation to the nature of the proposed transfer set forth in the amended investment and cooperation agreement are met. The company is generally entitled to a right of first offer or a right of first refusal, depending on the nature of the proposed transfer, with respect to Dai-ichi's proposed transfer of its company shares.

Preemptive Rights

        In the event that the company proposes to issue new company shares, for so long as (i) prior to the merger, Dai-ichi owns at least 15% of the issued and outstanding shares of Janus common stock and (ii) following the merger, Dai-ichi maintains its shareholding in the company at the level immediately after the effective time (subject to dilution in certain circumstance) (we refer to such percentage describe in clause (i) and clause (ii) as the "applicable percentage"), Dai-ichi has the right to purchase up to such number of company shares that would allow Dai-ichi to maintain a percentage ownership of the issued and outstanding company shares that is, after giving effect to the issuance of the new securities, no less than the percentage ownership Dai-ichi had prior to such issuance. Dai-ichi is entitled to exercise its preemptive rights in respect of the company's issuance of new securities to provide equity compensation for employment for its directors, officers or employees only if such issuance would cause Dai-ichi's percentage ownership to decrease to less than the applicable percentage. In each case, Dai-ichi does not have preemptive rights to the extent that an issuance of the additional company shares to Dai-ichi would require approval of the shareholders of the company pursuant to Rule 312 of the New York Stock Exchange Listed Company Manual or any successor rule thereof or ASX Listing Rule 7.1 or any successor rule thereof, unless such approval has been obtained.

Registration Rights

        At any time following the effective time, and without limiting the restrictions on transfers described above, Dai-ichi will be entitled to customary registration rights, including the right to require the company to file up to two registration statements to register company shares owned by Dai-ichi, which we refer to as the Registrable Shares, and unlimited prospectus supplements in connection with any take-down from an effective shelf registration statement. In addition, Dai-ichi has certain "piggyback" registration rights with respect to the Registrable Shares to participate in certain securities offerings by the company.

Termination

        The amended investment and cooperation agreement may be terminated by either the company or Dai-ichi under specified circumstances, including if (i) there is an insolvency event with respect to the other party, (ii) if such termination is necessary to comply with applicable law, effectively binding written or oral administrative guidance from a governmental authority or an order by a governmental authority, (iii) there is a material uncured breach of the amended investment and cooperation agreement by the other party, (iv) during any consecutive five business day period, Dai-ichi owns less than the applicable percentage of the issued and outstanding shares of the company (subject to certain exceptions), or (v) the company terminates Dai-ichi's right to designate a Dai-ichi Representative to the company's board of directors. In addition, each of the company and Dai-ichi may terminate the amended investment and cooperation agreement following the third anniversary of the date of the merger, upon 90-days written notice to the other party (which notice may not be given prior to the third anniversary of the date of the merger).

        The amended investment and cooperation agreement may be terminated by the company if there is a change in Japanese generally accepted accounting principles or other applicable accounting principles that would significantly increase the burden to the company in complying with its obligations to furnish certain financial and operating information to Dai-ichi, or if the company or any of its affiliates becomes subject to direct regulation by, or sanctions from, any Japanese governmental authority that it would not be subject to in the absence of the strategic alliance.

        The amended investment and cooperation agreement may also be terminated by Dai-ichi if the company informs Dai-ichi that it is unable to comply with its obligations to furnish certain financial and operating information or there is a change in applicable law in Japan that requires Dai-ichi to receive information that it is not already receiving from the company, such inability to comply or change in applicable law would or would reasonably be expected to result in Dai-ichi being in violation of applicable law, and the parties following good faith discussions are unable to agree on appropriate changes to the company's obligations to furnish certain information that would avoid Dai-ichi being in violation of applicable law. Dai-ichi may also terminate the amended investment and cooperation agreement if (i) its percentage ownership has been diluted to less than applicable percentage of the issued and outstanding company shares due to the company's issuance of new securities and Dai-ichi was unable to prevent such dilution by exercising its preemptive rights, using commercially reasonable efforts to purchase shares on the open market or, following the effective time, exercising its remaining options under the option agreement or (ii) Dai-ichi or any of its affiliates becomes subject to direct regulation by, or sanctions from, any governmental authority (other than a Japanese, Jersey, U.K., Australian or U.S. governmental authority) that it would not be subject to in the absence of the strategic alliance.

Option Agreement

        In conjunction with the execution of the merger agreement, Henderson and Dai-ichi entered into an option agreement, dated as of October 3, 2016, pursuant to which, conditional on closing of the merger, Henderson will grant Dai-ichi: (i) 11 tranches of conditional options with each tranche allowing Dai-ichi to subscribe for or purchase 500,000 Janus Henderson ordinary shares at a strike price of 2,997.2 pence per share (the terms of such options having been adjusted in accordance with the terms of the Dai-ichi option agreement to take account of the effect of the share consolidation), and (ii) subject to the approval of Henderson shareholders (to be sought at the Henderson shareholder meeting in relation to the merger), nine tranches of conditional options with each tranche allowing Dai-ichi to subscribe for or purchase 500,000 Janus Henderson ordinary shares at a strike price of 2,997.2 pence per share (the terms of such options having been adjusted in accordance with the terms of the Dai-ichi option agreement to take account of the effect of the share consolidation). The options will be exercisable by Dai-ichi following the closing of the merger for a period measured as the two-year period ending on the 24-month anniversary of the date of the option agreement. The price that Dai-ichi will pay at closing for the purchase of the options is £19,778,800.00 (provided that, if the requisite Henderson shareholder approval is not obtained at the Henderson shareholder meeting in relation to the merger, no amount shall be due from Dai-ichi in respect of the nine unapproved options). In aggregate, the options sold to Dai-ichi would, if exercised at closing of the merger (and subject to relevant regulatory approvals), entitle Dai-ichi to purchase an additional approximately 5% of the ordinary shares of Janus Henderson. The option agreement will terminate if, among other things, the merger agreement or the amended investment and cooperation agreement is terminated.

Voting and Support Agreement

        In conjunction with the execution of the merger agreement, Henderson, Janus and Dai-ichi entered into a voting and support agreement, pursuant to which, among other things, Dai-ichi has agreed to vote the shares of Janus common stock held by it in support of the merger. The voting and support agreement will terminate if, among other things, the merger agreement is terminated.

        As of [    •    ], 2017, the record date of the special meeting, Dai-ichi beneficially owned, in the aggregate, [    •    ] shares of Janus common stock, which represented approximately [    •    ]% of the issued and outstanding shares of Janus common stock on such date.

 HENDERSON NAME CHANGE

        As of the effective time, Henderson will file for registration to change the name of Henderson from "Henderson Group plc" to "Janus Henderson Group plc", which we refer to as the Henderson name change.

        Approval of the Henderson name change requires the affirmative vote of two-thirds of the shareholders voting (in person or represented by proxy) at the Henderson shareholder meeting. It is a condition to the closing of the merger, that the Henderson shareholders approve the Henderson name change.

 JANUS PROPOSAL 1: THE JANUS MERGER PROPOSAL

        Pursuant to the merger agreement, at the effective time, Merger Sub, a wholly owned, direct subsidiary of Henderson, will merge with and into Janus, with Henderson continuing as the surviving corporation. As a result, Janus will be a wholly owned, direct subsidiary of Henderson and the Janus common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded.

        Holders of shares of Janus common stock should read carefully this document in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, holders of shares of Janus common stock are directed to the merger agreement, a copy of which is attached as Annex A to this document.

        Closing of the merger is conditioned on approval of the Janus merger proposal.

Vote Required and Janus Board Recommendation

        The affirmative vote of a majority of the outstanding shares of Janus common stock entitled to vote on the Janus merger proposal at the Janus special meeting is required to approve the Janus merger proposal.

IF YOU ARE A JANUS STOCKHOLDER, THE JANUS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" JANUS PROPOSAL 1.

 JANUS PROPOSAL 2: THE JANUS COMPENSATION PROPOSAL

        Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Janus is required to submit a proposal to its stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to its named executive officers in connection with the closing of the merger.

        The Janus compensation proposal gives you the opportunity to vote, on a non-binding, advisory basis, on the compensation that may be paid or become payable to Janus's named executive officers in connection with the merger. The compensation relating to the Janus compensation proposal is summarized in the table in the section entitled "The Merger—Merger Related Compensation" beginning on page [    •    ], including the footnotes to the table and the related narrative. The Janus board encourages you to review carefully the merger-related compensation information with respect to Janus's named executive officers disclosed in this proxy statement/prospectus.

        The vote on the Janus compensation proposal is a vote separate and apart from the vote on the Janus merger proposal. A stockholder may vote to approve the Janus merger proposal and vote not to approve the Janus compensation proposal, and vice versa. Because the Janus compensation proposal is advisory only, the outcome of such vote will not be binding on Janus or Janus Henderson. Accordingly, if the merger agreement is adopted by Janus stockholders and the merger is completed, the compensation with respect to the named executive officers of Janus will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the Janus compensation proposal.

        Approval of the Janus compensation proposal requires the affirmative vote of a majority of the Janus stockholders present, in person or represented by proxy, and entitled to vote at the Janus special meeting.

        If you are a Janus stockholder present, in person or represented by proxy, at the Janus special meeting and fail to vote or mark your proxy or voting instructions to abstain, it will have the same effect as a vote "AGAINST" the Janus compensation proposal.

Vote Required and Janus Board Recommendation

        The affirmative vote of a majority of the Janus stockholders present, in person or represented by proxy, and entitled to vote at the Janus special meeting is required to approve, on an advisory basis, the Janus compensation proposal, but such vote will not be binding on Janus or Janus Henderson.

        The Janus board unanimously recommends that Janus stockholders approve the following resolution:

        "RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Janus Capital Group Inc. in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the proxy statement/prospectus entitled "The Merger—Merger Related Compensation," including the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, are hereby APPROVED."

IF YOU ARE A JANUS STOCKHOLDER, THE JANUS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" JANUS PROPOSAL 2.

 JANUS PROPOSAL 3: POSSIBLE ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES, IF NECESSARY OR APPROPRIATE

        The Janus special meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary or appropriate, to obtain additional proxies if there are not sufficient votes to approve the Janus merger proposal. The Janus board does not intend to propose adjournment of the special meeting if there are sufficient votes to approve the Janus merger proposal.

        Janus is asking you to authorize the holder of any proxy solicited by the Janus board to vote in favor of any adjournment of its special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Janus merger proposal.

        The affirmative vote of a majority of the Janus stockholders present, in person or represented by proxy, and entitled to vote at the Janus special meeting is required to approve the Janus adjournment proposal.

IF YOU ARE A JANUS STOCKHOLDER, THE JANUS BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" JANUS PROPOSAL 3.

BUSINESS OF HENDERSON

Overview

        Henderson, a company incorporated and registered in Jersey, Channel Islands, is an independent global asset manager, specializing in active investment across all major asset classes. It is a client-focused global business with over 1,000 employees worldwide, and assets under management of £100.9 billion as of September 30, 2016. Henderson has operations in the U.K., Continental Europe, North America, Latin America, Asia and Australia. Henderson focuses on active fund management by investment managers with unique individual perspectives, who are free to implement their own investment views, within a strong risk management framework.

        Henderson manages a broad range of actively managed investment products for institutional and retail investors across five capabilities: European Equities, Global Equities, Global Fixed Income, Multi-Asset, and Alternatives.

        Clients entrust money to Henderson—either their own or money they manage for their clients—and expect Henderson to deliver the benefits specified in their mandate or by the prospectus for the fund in which they invest. Henderson measures the amount of these funds as assets under management (which we refer to as AUM). Growth in AUM is a key output of its strategy. Henderson's AUM increases or decreases primarily depending on its ability to attract and retain client investments, and on investment performance, market and currency movements. To the extent that Henderson invests in new asset management teams or businesses or divests from existing ones, this is also reflected in AUM.

        Clients pay Henderson a management fee, which is usually calculated by reference to a percentage of AUM. In addition, Henderson may receive a performance fee from clients when its managers deliver strong investment performance. As at June 30, 2016, Henderson had over 120 funds with the potential to generate performance fees. Management and performance fees are Henderson's most important sources of revenue. Henderson believes that the more diverse the range of investment strategies from which management and performance fees are derived, the more successful its business model will be.

History and Strategic Transactions

        Henderson was founded in 1934 to administer the estate of Alexander Henderson, the first Baron Faringdon, and is proud to be named after its first client. Its shares were first listed on the London Stock Exchange in 1983.

        In 1998, Henderson was acquired by Australian wealth manager AMP. Under AMP's ownership, Henderson began to build its global business, opening offices in the U.S., Asia and Continental Europe. Henderson was spun out of AMP in 2003 and was then listed on the London Stock Exchange and the ASX Limited.

        In the aftermath of the 2007-2009 global financial crisis, and with Andrew Formica appointed Chief Executive in 2008, Henderson consolidated its position in its core U.K. retail market in 2009 with the acquisition of New Star Asset Management Group PLC.

        In 2011, Henderson acquired Gartmore Group Limited. Gartmore had well-established long only equity and alternative asset management capabilities, as well as a client base in the U.K., Continental Europe, North America, Japan and South America.

        In 2013, Henderson articulated a five year strategy, based on growth and globalization, designed to deliver a global footprint, infrastructure and mindset for the benefit of the company's clients. Henderson aimed to deliver a sustained period of organic growth, supplemented by value accretive acquisitions. It invested in new investment teams, broader distribution reach and a global operating model.

        In fiscal years 2014 and 2015, Henderson achieved net new client money growth of 11%. Henderson supplemented this organic growth with acquisitions. In October 2014, Henderson acquired Geneva Capital Management, a U.S. small and mid-cap growth equity manager, which we refer to as Geneva. In November 2015, Henderson completed its acquisitions of Perennial Fixed Interest and Perennial Growth Management (together referred to as Perennial), which significantly expanded the company's footprint in Australia.

        Henderson's key divestitures in 2014 and 2015 began with the sale of its Property business to TIAA-CREF and the formation of a joint venture, TH Real Estate, which we refer to as THRE, in which it acquired a 40% interest. In June 2015, Henderson sold its 40% interest in THRE to TIAA-CREF. This, together with the roll off of Henderson's private equity business in 2014, allowed Henderson to focus its business on investing in more liquid asset classes.

        At June 30, 2016, Henderson had reached the mid-point of its five year growth and globalization strategy, having delivered strong investment performance to clients in an increasingly diverse range of investment styles, with a broader client base and a strong financial position. The merger with Janus will further enhance the global reach, client base and investment diversification of the company.

Industry Context

        The asset management industry's overriding purpose is to create and maintain wealth for clients. Global political and economic conditions affect both flows of client funds and underlying investment conditions. During 2016, client demand and operational considerations for asset managers have been shaped by the U.K.'s decision to leave the European Union. While the long-term impact of Brexit on the U.K. economy has yet to be established, in the short term, Brexit has led to volatility in the U.K. capital markets and depreciation of pound sterling relative to the U.S. dollar.

        In addition, established long term trends impacting the asset management industry include the following:

  •
  the shift of the retirement burden from the state and corporate institutions to the individual, driven by structural welfare pension reforms, and the demographics of an aging population;

  •
  the shift in investment demand from traditional products to passive, multi-asset and outcome-oriented products and mandates; and

  •
  the demand from regulators and clients for fee transparency, which in turn has increased pressure on asset managers to deliver value.

        Regulatory scrutiny across the industry is also increasing, with regulators in different jurisdictions applying ever increasing and more complex regulations. This has resulted in an increase in the cost of doing business for asset managers across the globe. The key to addressing all of these challenges lies in a firm's ability to build two vital characteristics into its operating model: economies of scale and diversification. These will be key benefits of Henderson's merger with Janus.

Strengths

        Henderson has a number of competitive strengths that it believes differentiate it within the markets it serves.

  •
  A business model focusing first and foremost on clients.

  •
  Focus on active—not passive—fund management by investment managers with unique individual perspectives, who are free to implement their own investment views, within a strong risk management framework. In actively managed investment products managers select securities for a given portfolio, whereas in passively managed products portfolio decisions are made based on pre-established criteria, such as tracking an index.

  •
  A strong culture promoting active investment management, based on the values of collaboration, conviction and responsibility, which enables Henderson to adapt effectively to changes in market conditions and makes Henderson a sought after place to work.

  •
  Successful investment track records in both traditional and alternative investment styles, across a diverse product range.

  •
  Growing global footprint with retail and institutional clients.

  •
  An attractive, aspirational brand centered around the proposition of Knowledge, Shared, made relevant by Henderson's growing reputation for delivering relevant digital content to clients in a timely fashion.

  •
  A deeply held sense of corporate responsibility, focused on responsible investment and client engagement, but also on Henderson's people, the communities in which it works and the environment.

Strategy

        Henderson's strategy focuses on achieving growth and globalization by delivering excellent performance and service to an increasingly diverse client base. When Henderson established its five year strategy in 2013, it aimed to achieve a sustained period of organic growth, attracting net new money from clients at a higher rate than that of Henderson's industry peers. Organic growth was to be supplemented by value accretive acquisitions. At June 30, 2016, the mid-point of this five year growth and globalization strategy, Henderson had created a fundamentally stronger, more diverse business. Henderson's merger with Janus accelerates this strategy, the four key priorities of which are as follows:

  •
  Deliver first-class investment performance and service to clients.  Henderson's strategy focuses on the needs of its clients, delivering strong investment performance and service to them through active investment management and responsible relationship management, wherever they are in the world.

  •
  Expand global investment offering to meet the current and future needs of clients.  Henderson deploys its asset management expertise across its core capabilities to find attractive and innovative opportunities for clients, and to provide products which consistently meet the current and future needs of clients. As an example, Henderson has recently focused on the organic development of its Emerging Markets Equity team to complement the 2014 build out of its Emerging Markets Debt team.

  •
  Diversify the business.  Henderson has long held ambitious plans for growth and is expanding its investment management and distribution reach to deliver value to a broader client base. Henderson's global expansion in recent years has been accelerated by the acquisitions of Geneva in the U.S. in 2014, and of 90 West Asset Management, which we refer to as 90 West, and Perennial in Australia in 2015.

  •
  Operate efficiently.  Henderson's operating model is designed to meet client needs, attract and retain excellent professionals across the business and deliver profitable growth. Henderson aims to build operating leverage and capital strength as the business grows. Henderson has developed a scalable operating platform to facilitate future growth as its business has become more globalized. It has implemented significant investment in regulatory expertise to manage constant change in its business. In addition, Henderson takes a disciplined approach to the management of financial resources in order to generate a regulatory capital surplus and facilitate return of capital to shareholders.

AUM Diversification

        Henderson has a well-diversified AUM profile by channel, investment capability and client location. Since the launch of Henderson's growth and globalization strategy in 2013, the greatest change in AUM has been in the geographic mix of Henderson's client base, with close to 50% of AUM now managed for clients outside the U.K. However Henderson remains much more heavily focused on Europe than the asset management industry as a whole. The merger with Janus will align the geographic profile of the combined company with that of the asset management industry as a whole, and positions it well to access the areas of greatest client demand. Janus also brings strength in complementary investment capabilities, notably U.S. equities, mathematical equities, global equities, U.S. fixed income, global macro fixed income, multi-asset and exchange traded products.

        The table below shows AUM by channel, capability and client location as of June 30, 2016 and December 31, 2013.

	Closing AUM June 30, 2016		Closing AUM(1) December 31, 2013
	$ millions	%	$ millions	%
By channel
Retail	76,969	60.6	65,013	61.6
Institutional	50,079	39.4	40,522	38.4
Total Group	127,048	100.0	105,535	100.0
By capability
Alternatives	19,078	15.0	11,436	10.8
European Equities	25,968	20.4	22,026	20.9
Global Equities	38,671	30.4	32,810	31.1
Global Fixed Income	36,783	29.0	28,612	27.1
Multi-Asset(2)	6,548	5.2	10,650	10.1
Total Group	127,048	100.0	105,535	100.0
By client location
U.K.	65,498	51.5	69,387	65.7
Continental Europe and LatAm	28,277	22.3	21,059	20.0
North America	19,079	15.0	10,307	9.8
Pan-Asia	14,194	11.2	4,782	4.5
Total Group	127,048	100.0	105,535	100.0

(1)
Based on continuing AUM, which excludes AUM impacted by the TIAA-CREF transaction $19,077 million.

(2)
Includes the disposal of Henderson's interest in Intrinsic Cirilium Investment Company Limited, which we refer to as Intrinsic.

Investment Offerings

European Equities

        Henderson is one of the top five largest providers of Luxembourg and U.K.-domiciled active European equity funds. Its highly experienced managers work as part of a team, but apply individual processes and styles. The company's fund range encompasses value and growth, long only and long/short and a range of market capitalization specialties, as well as different geographic exposures (Eurozone, continental or Pan European). At June 30, 2016, Henderson's European Equities capability had AUM of $26.0 billion, run by a team of 19 investment specialists.

Global Equities

        The Global Equities capability has a wide range of strategies targeting multiple investment channels. It is made up of a series of expert teams specializing in different sectors, regions and styles. These include teams that invest worldwide and manage high-capacity global products covering the emerging markets, equity income, growth, natural resources, technology and property equities, as well as regional and country-focused teams including those based in Australia and the U.S. Ideas and research are shared across teams, but managers invest based on their convictions rather than conforming to a house view. At June 30, 2016, the Global Equities team was comprised of 120 investment specialists and had AUM of $38.7 billion.

Global Fixed Income

        Henderson is a leading manager of global fixed income assets, with a reputation for innovation. The group's team structure, which harnesses unconstrained idea generation, together with the experience of specialized areas such as derivatives and asset backed securities, positions the group well to exploit opportunities across global fixed income markets. At June 30, 2016, the Global Fixed Income team comprised 75 investment specialists and had AUM of $36.8 billion.

        Henderson's fixed income division is organized into specialist "alpha" teams tasked with generating investment ideas within their areas of expertise. These teams comprise portfolio managers and analysts and cover three key areas: interest rates (developed and emerging markets), corporate bonds (investment-grade and high yield) and secured credit. The emphasis is on unconstrained idea generation, with the alpha teams putting forward their best ideas (both long and short), utilizing the full remit of their research and analytical skills and sharing their views on markets, securities and capital structure.

Multi-Asset

        Henderson's Multi-Asset team of 10 investment specialists manages portfolios suiting a range of risk appetites, incorporating third-party funds and investment vehicles as well as direct holdings. At June 30, 2016, the Multi-Asset team had AUM of $6.5 billion.

Alternatives

        Henderson's Alternatives capability comprises a broad range of offerings managed by stand-alone teams. These include absolute return in U.S., U.K. and European equity long/short strategies as well as a credit alpha fixed income offering; global commodities, including agriculture, natural resources and managed futures; and hedge funds across a range of strategies. Henderson also has a well-regarded U.K. Property fund, which is managed through a sub-advisory agreement with THRE. At June 30, 2016, Alternatives AUM totaled $19.0 billion, run by a team of 15 investment specialists.

Sales and Marketing

        Henderson divides its global distribution focus broadly between Institutional and Retail. Institutional clients are primarily pension funds. Retail clients are principally intermediaries such as registered investment advisors in the U.S., fund platforms and discretionary wealth managers in the U.K., and global banks in Europe and Asia. In certain markets, such as U.K. Retail, Henderson serves end investors, but it seeks predominantly to work with professional investors.

        Henderson believes it is well positioned to serve the increasingly sophisticated demands of clients in the global asset management industry. Henderson believes that there is no longer a clear divide between how retail and institutional investors select investment products, nor are there clear differences between distribution models in different countries. Clients have also become more sophisticated in their selection of fund managers. Henderson believes that this move up the sophistication spectrum, or "institutionalization" of the buying process, favors firms like it that offer a diverse breadth of investment strategies and products.

        While Henderson seeks to leverage its global model where possible, it also recognizes the importance of tailoring its services to the needs of clients in different regions. For this reason, Henderson maintains a local presence in most of the markets in which it operates and provides investment material that takes into account local customs, preferences and language needs. Henderson has a global distribution team of over 250 client-facing staff.

        Henderson's brand centers on the proposition of Knowledge, Shared, which leverages Henderson's deep pool of intellectual capital to deliver investment thought leadership and transparency to clients, thereby building and strengthening trusted relationships.

Products and Services

        Henderson's global product team maintains oversight of a broad range of products, including locally domiciled pooled funds in the U.S., the U.K., Luxembourg, Japan, Singapore and Australia, hedge funds, segregated mandates and closed-ended vehicles. The team provides governance for all funds and strategies, and gauges the suitability of new offerings as well as ensuring that existing products remain suited to the clients to which they are marketed.

        The below table provides a breakdown of AUM by product as of June 30, 2016.

	Closing AUM June 30, 2016
	$ millions	%
Retail
U.K. OEICs /Unit Trusts/Other(1)	31,011	24.4
SICAVs	26,336	20.7
U.S. Mutuals	12,185	9.6
Investment Trusts	7,437	5.9
Total Retail	76,969	60.6
Institutional	50,079	39.4
Total Group	127,048	100.0

(1)
Other includes Australian Managed Investment Schemes, Singapore Mutual Funds and Retail Segregated Mandates.

Intellectual Property

        Henderson has used, registered, and/or applied to register certain trademarks, service marks and trade names to distinguish the company's sponsored investment products and services from those of its competitors in the jurisdictions in which it operates, including the U.K., the U.S., the European Union, Australia, China, Japan and Singapore. These trademarks, service marks and trade names are important to Henderson and, accordingly, the company enforces its trademark, service mark and trade name rights. The Henderson brand has been, and continues to be, extremely well received both in the asset management industry and with clients.

Seasonality

        Henderson's revenue streams are not seasonal in nature, with management fees and other income generally accruing evenly through the year. Performance fees are recognized when the prescribed performance hurdles have been achieved and it is probable that the fee will be earned as a result. The hurdles coincide with the underlying fund year ends. The year ends of most of the SICAV funds fall in the first half of the calendar year. In addition, given the uncertain nature of performance fees, they tend to fluctuate from period to period. Finance income includes interest received and investment income. While interest received accrues over the year, investment income, which includes movements in seed capital investments, can fluctuate period to period. This fluctuation depends upon how that particular investment performs each month.

Competition

        The investment management industry is relatively mature and saturated with competitors that provide services similar to Henderson. As such, Henderson encounters significant competition in all areas of its business. Henderson competes with other investment managers, mutual fund advisers, brokerage and investment banking firms, insurance companies, hedge funds, venture capitalists, banks and other financial institutions, many of which are larger, have proprietary access to certain distribution channels, have a broader range of product choices and investment capabilities, and have greater capital resources. Additionally, the marketplace for investment products is rapidly changing, investors are becoming more sophisticated, the demand for and access to investment advice and information is becoming more widespread, passive investment strategies are becoming more prevalent, and more investors are demanding investment vehicles that are customized to their individual requirements. Henderson believes its ability to successfully compete in the investment management industry significantly depends upon its ability to achieve consistently strong investment performance, provide exceptional client service and strategic partnerships, and develop and innovate products that will best serve its clients.

Regulation

        Henderson is subject to extensive regulation in every market in which it operates, as are some of the products and services it offers. In some cases its clients are also regulated and they may engage Henderson's assistance to comply with those obligations. Virtually every aspect of Henderson's business is subject to various laws and regulations that continue to change and evolve over time as do the supervisory requirements and expectations of regulators. The following summary covers financial services legislation under which Henderson entities are authorized to conduct their activities or under which certain funds managed by Henderson entities are required to operate. However, as with any participant in the financial markets members of the Henderson group are subject to a range of other legal and regulatory requirements in conducting their business or which otherwise affect their business including, for example, the EU Market Abuse Regulation (prohibiting inappropriate market conduct), the EU Money Laundering Directive (on the detection and prevention of money laundering), the EU Transparency Directive (covering, among other things, disclosure of votes held in listed issuers) and the European Market Infrastructure Regulation (on the reporting and clearing of derivative transactions).

U.K.

        The FCA regulates Henderson Group plc and certain of its subsidiaries and products and services it offers in the U.K. FCA authorization is required to conduct any investment management related business in the U.K. under the FSMA. The FCA's rules and guidance under that act govern a firm's capital resources requirements, senior management arrangements, systems and controls, conduct of business and interaction with clients and the markets. The FCA also regulates the design and manufacture of investment funds intended for public distribution and, on a more limited basis, those that are for investment by professional investors.

Europe

        In addition to the above, certain of Henderson's U.K.-regulated entities must comply with a range of EU regulatory measures. Some of these apply directly to U.K. firms while others have been implemented through member states' law. They include the EU Markets in Financial Instruments Directive, which we refer to as the MiFID. MiFID regulates the provision of investment services and conduct of investment activities throughout the European Economic Area. MiFID establishes detailed requirements for the governance, organization and conduct of business of investment firms and regulated markets. It also includes pre- and post-trade transparency requirements for equity markets and extensive transaction reporting requirements. These requirements will be substantially revised and extended to non-equities from January 3, 2018 as a result of the implementation of the revised Markets in Financial Instruments Directive, which we refer to as MiFID II. MiFID II will have a substantial impact on the EU financial services sector, including asset managers. The U.K. has adopted the MiFID rules into national legislation, principally via the FSMA and the FCA's rules. The other EU member states in which Henderson has a presence have also implemented MiFID in their local legal and regulatory regimes.

        The EU's Alternative Investment Fund Managers Directive, which we refer to as the AIFMD, was required to be transposed into EU member state law by July 2013 with a transitional period until July 2014. AIFMD regulates managers of, and service providers to, alternative investment funds, which we refer to as AIFs that are domiciled and offered in the EU and that are not authorized as retail funds under the Undertakings for Collective Investment in Transferable Securities Directive, which we refer to as UCITS. Henderson has two subsidiaries regulated as Alternative Investment Fund Managers. The AIFMD also regulates the marketing within the EU of all AIFs, including those domiciled outside the EU. In general, AIFMD has a staged implementation up to 2018. Compliance with the AIFMD's requirements may restrict AIF marketing and imposes compliance obligations in the form of remuneration policies, capital requirements, reporting requirements, leverage oversight, valuation, stakes in EU companies, the domicile, duties and liability of custodians and liquidity management.

        UCITS are investment funds regulated at the EU level under the UCITS Directive V, which we refer to as UCITS V. UCITS are capable of being freely marketed throughout the EU on the basis of a single authorisation in a member state—so-called passporting. UCITS V covers a range of matters relating to UCITS including the fund structure and domicile of UCITS, service providers to UCITS and marketing arrangements.

U.S.

        Certain of Henderson's subsidiaries are subject to the rules and regulations promulgated by the SEC, FINRA, the Commodity Futures Trading Commission, which we refer to as the CFTC, the National Futures Association, the Department of Treasury and the Department of Labor, and to various corporate governance and disclosure, privacy, anti-money laundering, anti-terrorist financing, and economic, trade and other sanctions laws and regulations, both domestically and internationally. In some cases, Henderson's non-U.S. operations may also be subject to regulation by U.S. regulators, such as the Department of Justice, the CFTC and the SEC (for example with respect to the Foreign Corrupt Practices Act of 1977).

        Certain of Henderson's subsidiaries are registered with the SEC under the Advisers Act, the CFTC and/or licensed by various non-U.S. regulators. In addition, certain of Henderson's U.S. funds are registered with the SEC under the Investment Company Act. These registrations, licenses and authorizations impose numerous obligations, as well as detailed operational requirements, on such subsidiaries and such funds. The Advisers Act imposes numerous obligations on Henderson's registered investment adviser subsidiaries, including record keeping, operating and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The Investment Company Act imposes similar obligations on the registered investment companies advised by Henderson's subsidiaries.

Luxembourg

        A Henderson subsidiary, Henderson Management S.A., which we refer to as HMSA, is authorized and regulated in Luxembourg by the Commission de Surveillance du Secteur Financier as a UCITS Management Company. Two umbrella funds, namely Henderson Horizon Fund and Henderson Gartmore Fund, have appointed HMSA as their management company. Henderson Horizon Fund and Henderson Gartmore Fund are open-ended investment companies incorporated under the laws of Luxembourg in the form of a SICAV authorized as a UCITS.

Singapore

        In Singapore, Henderson's subsidiary is subject to, among others, the Securities and Futures Act, the Financial Advisers Act and the subsidiary legislation promulgated pursuant to these acts, which are administered by the Monetary Authority of Singapore. Henderson's asset management subsidiary and its employees conducting regulated activities specified in the Securities and Futures Act and/or the Financial Advisers Act are required to be licensed with the Monetary Authority of Singapore.

Australia

        In Australia, Henderson's subsidiaries are subject to various Australian federal and state laws and are regulated by the Australian Securities and Investments Commission, which we refer to as the ASIC. ASIC regulates companies, financial markets and financial services in Australia. ASIC imposes certain conditions on licensed financial services organizations that apply to the company's subsidiaries, including requirements relating to capital resources, operational capability and controls. As the CDIs are quoted and traded on the financial market operated by ASX, Henderson is also required to comply with the ASX listing rules and the ASX Principles.

Hong Kong

        In Hong Kong, Henderson's subsidiary is subject to the Securities and Futures Ordinance, which we refer to as the SFO and its subsidiary legislation, which governs the securities and futures markets and regulates, among others, offers of investments to the public and provides for the licensing of dealing in securities and asset management activities and intermediaries. This legislation is administered by the Securities and Futures Commission, which we refer to as the SFC. The SFC is also empowered under the SFO to establish standards for compliance as well as codes and guidelines. Henderson's subsidiary and its employees conducting any of the regulated activities specified in the SFO are required to be licensed with the SFC, and are subject to the rules, codes and guidelines issued by the SFC from time to time.

Japan

        In Japan, Henderson's subsidiary is subject to the Financial Instruments and Exchange Act and the Act on Investment Trusts and Investment Corporations. These laws are administered and enforced by the Japanese Financial Services Agency, which establishes standards for compliance, including capital adequacy and financial soundness requirements, customer protection requirements and conduct of business rules.

Other Jurisdictions

        There are similar legal and regulatory arrangements in effect in many other jurisdictions where Henderson's subsidiaries, branches and representative offices, as well as certain joint ventures or companies in which the company owns minority stakes, are authorized to conduct business or where its financial products are registered for sale. For example, Henderson is also subject to regulation and supervision by, among others; the Cayman Islands Monetary Authority; the China Securities Regulatory Commission in the People's Republic of China; the Federal Financial Supervisory Authority in Germany; the Securities and Exchange Board of India; the Central Bank of Ireland; the Autoriteit Financiële Markten in the Netherlands; the Swiss Federal Banking Commission and the Financial Supervisory Commission in the Republic of China.

Employees

        As of June 30, 2016, Henderson had 1,011 full time employees. None of these employees are represented by a labor union.

Property

        Henderson has 20 offices across the U.K., Europe, North America, Asia and Australia. Henderson's corporate headquarters is located in London, where it occupies approximately 107,000 square feet on a long term lease which expires in 2028. The remaining 19 offices total approximately 74,000 square feet and are all leased with an average term of two years and eight months remaining.

Litigation

        From time to time, Henderson may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm Henderson's business. Henderson is currently not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its assets under management, financial condition or operating results.

        See "The Merger—Litigation Related to the Transaction" beginning of page [    •    ].

Corporate Information

        Henderson is a public limited company incorporated in Jersey, Channel Islands and tax resident in the U.K.. Its principal business address is 201 Bishopsgate, London, EC2M 3AE, United Kingdom and its telephone number is +44 (0)20 7818 1818. Henderson's agent for service of process in the U.S. is [    •    ], and their address is [    •    ].

        Henderson's ordinary shares are currently listed on the Official List maintained by the FCA and admitted to trading on the LSE's main market for listed securities. Henderson also maintains a listing and quotation of CDIs on ASX. Subject to the Henderson LSE de-listing approval being obtained, Henderson expects to de-list its ordinary shares from trading on the LSE's main market upon closing of the merger.

        Henderson's website is www.henderson.com. Information contained on the website is not incorporated into this proxy statement/prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF HENDERSON

Business Overview

        For an overview of Henderson's business, please refer to the section entitled "Business of Henderson" beginning on page [    •    ].

        For purposes of this section each reference to the "Group" refers to Henderson Group plc and its consolidated subsidiaries.

Segment Considerations

        Although Henderson is a global investment manager and manages a range of investment products, operating across various product lines, distribution channels and geographic regions, information is reported to the chief operating decision-maker, the Henderson board, on an aggregated basis. Strategic and financial management decisions are determined centrally by the Henderson board and, on this basis, the Group is a single segment investment management business.

Revenue

        Revenue primarily consists of management fees and performance fees. Management fee revenues are generally based upon a percentage of the market value of assets under management and are calculated as a percentage of either the daily, month end or quarter end average asset balance in accordance with contractual agreements. Accordingly, fluctuations in the financial markets have a direct effect on the Group's operating results. Assets under management may outperform or underperform the financial markets.

        Performance fees are specified in certain fund and clients contracts and are based on investment performance either on an absolute basis or compared to an established index over a specified period of time. This is often subject to a hurdle rate. Performance fees are recognized at the end of the contractual period (typically quarterly or annually) if the stated performance criteria are achieved.

FIRST HALF 2016 SUMMARY

        In the first half of 2016, Henderson delivered strong investment performance for clients despite a volatile market backdrop, with 77% of funds outperforming on a three year basis.

        The Group's total AUM was down 6% in the first half of 2016, to $127.0 billion (December 31, 2015: $135.6 billion), reflecting net outflows of $2.8 billion and adverse market and foreign exchange, which we refer to as FX, movements of $5.7 billion.

        Net income for the first half of 2016 was $94.8 million, down 49%. This reduction was primarily driven by lower performance fees in a period of significant market volatility ($28.7 million compared to $74.8 million in the first half of 2015, which we refer to as 1H15) and lower management fees which decreased by 2.4% to $441.2 million and lower investment gains following the sale of the Group's 40% investment in THRE in 1H15. The principal positive drivers were strong flows in late 2015, the Australian acquisitions in 2015 and currency translation benefits, while negatives included market movements, rebates and adjustments to fees.

        Operating expenses totaled $389.5 million (1H15: $393.7 million), down 1% due to reduced employee and compensation benefits.

        Income before tax for the period was $111.7 million (1H15: $193.9 million), with the reduction driven primarily by lower performance fees.

        Diluted earnings per share was 8.0 cents per share (1H15: 16.0 cents per share). This reduction reflects Henderson's higher effective tax rate as well as lower income before taxes.

        The Henderson board declared an interim 2016 dividend of 3.2 pence per share (1H15: 3.1 pence per share).

Merger Agreement

        On October 3, 2016, Henderson and Janus agreed to an all stock merger of equals. See "The Merger—Description of the Merger Agreement" beginning on page [    •    ] for more information.

Assets under Management

        The Group's assets under management of $127.0 billion at June 30, 2016 decreased $2.1 billion or 1.6% from June 30, 2015. In second half 2015 AUM increased by $6.5 billion driven by net inflows of $4.6 billion and the acquisition of Perennial with $7.9 billion of assets, offset by negative markets and FX of $6.0 billion.

        AUM decreased by $8.6 billion or 6.3% in the first half 2016 primarily driven by negative foreign exchange movements. FX movements reduced AUM by $6.2 billion. In this period the dollar strengthened against all major currencies. As at June 30, 2016, approximately 80% of Henderson's AUM was non-USD denominated, leading to a negative currency effect particularly in UK OEICs & Unit Trusts, SICAVs, Investment Trusts and Segregated Mandates.

        Market movements increased AUM by $0.5 billion. Equity asset class markets declined $1.3 billion as equity securities declined in value during the period given instability caused by global macro events, offset by an increase in markets for the Fixed Income asset class of $1.9 billion.

        Retail outflows accelerated in the immediate aftermath of the U.K.'s referendum on EU membership in June 2016, particularly from the Henderson U.K. Property fund and funds focused on European Equities. The diversity of Henderson's product range helped mitigate the effect of the EU referendum related outflows, with continued client demand for absolute return and income-focused investment strategies.

        Institutional flows recovered in the second quarter, driven by inflows into Henderson Geneva in the U.S., Henderson Fixed Income and Henderson Growth Equities in Australia, and fixed income strategies in the U.K. Henderson's Institutional client base is becoming increasingly diverse, with over 40% of Institutional clients now based outside the U.K.

        By capability, European Equities AUM decreased by $4.1 billion or 13.8% from $30.1 billion to $26.0 billion driven by adverse market movements and net outflows in the period. Global Equities AUM decreased by $2.9 billion to $38.7 billion mainly due to net outflows and negative FX movements on non-USD denominated assets. Global Fixed Income AUM increased by $0.3 billion with positive net flows and favorable market movements offset by adverse FX. Net flows and markets were also positive for Alternatives, however adverse FX resulted in a 5.1% decline in AUM to $19.1 billion.

        The following tables present the components of Henderson's AUM, split by Channel and Product Type for the six months ended June 30, 2016 and 2015 (in millions):

(In $ millions)	Closing AUM Dec. 31 2014	Sales	Redemptions(1)	Net Sales (Redemption)	Markets	FX(2)	Acquisitions & Disposals	Closing AUM Jun. 30 2015
RETAIL
UK OEICs/Unit Trusts/Other	$32,144	$5,356	$(4,282)	$1,074	$1,225	$275	$(931)	$33,787
SICAVs	22,095	10,946	(7,027)	3,919	1,445	(1,039)	0	26,420
US Mutual Funds	9,363	3,231	(1,174)	2,057	614	0	0	12,034
Investment Trusts	8,133	107	(23)	84	438	100	0	8,755

Total Retail	71,735	19,641	(12,507)	7,134	3,721	(663)	(931)	80,996

INSTITUTIONAL
UK OEICs/Unit Trusts	14,179	68	(262)	(194)	153	124	0	14,262
SICAVs	1,973	580	(66)	514	101	(93)	0	2,495
Offshore Absolute Return Funds	3,918	424	(471)	(47)	(238)	(15)	0	3,618
Managed CDOs	392	0	(120)	(120)	32	(28)	0	276
Segregated Mandates	24,215	6,504	(5,310)	1,194	1,094	(35)	138	26,606
TH Real Estate (40%) share	8,810	429	(194)	235	(126)	72	(8,991)	0
Private Equity Funds	1,283	0	(192)	(192)	(276)	(3)	0	812
Other	45	0	0	0	3	0	0	48

Total Institutional	54,815	8,006	(6,616)	1,390	742	23	(8,853)	48,117

TOTAL	$126,550	$27,646	$(19,122)	$8,524	$4,463	$(640)	$(9,784)	$129,113

(In $ millions)	Closing AUM Dec. 31 2015	Sales	Redemptions(1)	Net Sales (Redemption)	Markets	FX(2)	Acquisitions & Disposals	Closing AUM Jun. 30 2016
RETAIL
UK OEICs/Unit Trusts/Other	$34,426	$4,591	$(5,387)	$(796)	$(544)	$(2,075)	$0	$31,011
SICAVs	28,488	5,934	(7,055)	(1,121)	(1,010)	(21)	0	26,336
US Mutual Funds	12,745	2,415	(2,371)	44	(604)	0	0	12,185
Investment Trusts	8,227	26	19	45	(70)	(765)	0	7,437

Total Retail	83,886	12,966	(14,794)	(1,828)	(2,228)	(2,861)	0	76,969

INSTITUTIONAL
UK OEICs/Unit Trusts	14,359	63	1,212	1,275	134	(928)	0	14,840
SICAVs	2,306	0	(370)	(370)	(105)	(2)	0	1,829
Australian MIS	2,209	263	(471)	(208)	30	46	0	2,077
Offshore Absolute Return Funds	3,533	292	(811)	(519)	13	(55)	0	2,972
Managed CDOs	151	0	(13)	(13)	2	1	0	141
Segregated Mandates	28,967	4,399	(5,552)	(1,153)	2,624	(2,370)	0	28,068
Private Equity Funds	86	0	(3)	(3)	(11)	0	0	72
Other	80	0	(1)	(1)	1	0	0	80

Total Institutional	51,691	5,017	(6,009)	(992)	2,687	(3,307)	0	50,079

TOTAL	$135,577	$17,983	$(20,803)	$(2,820)	$460	$(6,169)	$0	$127,048

(1)
Redemptions include impact of client switches which causes a positive balance on occasion.

(2)
FX reflects movements in AUM resulting from changes in foreign currency rates as non-USD denominated AUM is translated into USD.

Average Assets Under Management

        The following table presents the average assets under management, split by Channel for the six months ended June 30, 2016, which we refer to as 1H16, and 2015 (in millions):

	Average AUM* 1H15	Average AUM* 1H16
By Channel
Retail	$78,080	$81,258
Institutional	47,256	50,506

TOTAL	$125,336	$131,764

*
Average month end AUM excluding equity method investment AUM

Assets and Flows by Asset Class

        The Group offers investment products based on a diversified set of asset classes. Asset classes cover Equity, Fixed Income, Property and Private Equity. Assets and flows by asset class are as follows (in millions):

(In $ millions)	Closing AUM Dec. 31 2014	Sales	Redemptions(1)	Net Sales (Redemptions)	Markets	FX(2)	Acquisitions & Disposals	Closing AUM Jun. 30 2015
By asset class
Equity	$79,062	$16,392	$(11,744)	$4,648	$5,084	$(810)	$(1,499)	$86,485
Fixed Income	33,246	9,525	(6,432)	3,093	(369)	3	0	35,973
Property	12,934	1,729	(756)	973	27	169	(8,285)	5,818
Private Equity	1,308	0	(190)	(190)	(279)	(2)	0	837

TOTAL	$126,550	$27,646	$(19,122)	$8,524	$4,463	$(640)	$(9,784)	$129,113

(In $ millions)	Closing AUM Dec. 31 2015	Sales	Redemptions(1)	Net Sales (Redemptions)	Markets	FX(2)	Acquisitions & Disposals	Closing AUM Jun. 30 2016
By asset class
Equity	$89,749	$11,244	$(13,883)	$(2,639)	$(1,311)	$(3,271)	$0	$82,528
Fixed Income	39,561	5,843	(5,411)	432	1,917	(2,349)	0	39,561
Property	6,146	896	(1,485)	(589)	(142)	(545)	0	4,870
Private Equity	121	0	(24)	(24)	(5)	(3)	0	89

TOTAL	$135,577	$17,983	$(20,803)	$(2,820)	$460	$(6,169)	$0	$127,048

(1)
Redemptions include impact of client switches which causes a positive balance on occasion.

(2)
FX reflects movements in AUM resulting from changes in foreign currency rates as non-USD denominated AUM is translated into USD.

Asset and Flows by Capability

        The Group offers investment products based on a diversified set of capabilities. Capabilities cover Global Equity, European Equity, Global Fixed Income, Multi-Asset and Alternatives. Asset and flows by capability are as follows (in millions):

(In $ millions)	Closing AUM Dec. 31 2014	Sales	Redemptions(1)	Net Sales (Redemptions)	Markets	FX(2)	Acquisitions & Disposals	Closing AUM Jun. 30 2015
By capability
Alternatives	$24,573	$5,826	$(2,829)	$2,997	$(74)	$66	$(8,285)	$19,277
European Equities	23,802	8,138	(3,968)	4,170	2,860	(627)	(1,637)	28,568
Global Equities	40,120	4,551	(5,740)	(1,189)	1,915	(133)	138	40,851
Global Fixed Income	29,931	8,951	(6,113)	2,838	(371)	(31)	0	32,367
Multi Asset	8,124	180	(472)	(292)	134	84	0	8,050

TOTAL	$126,550	$27,646	$(19,122)	$8,524	$4,463	$(640)	$(9,784)	$129,113

(In $ millions)	Closing AUM Dec. 31 2015	Sales	Redemptions(1)	Net Sales (Redemptions)	Markets	FX(2)	Acquisitions & Disposals	Closing AUM Jun. 30 2016
By capability
Alternatives	$20,110	$5,044	$(4,948)	$96	$249	$(1,377)	$0	$19,078
European Equities	30,129	3,141	(4,839)	(1,698)	(1,802)	(661)	0	25,968
Global Equities	41,582	4,122	(5,439)	(1,317)	(303)	(1,291)	0	38,671
Global Fixed Income	36,549	5,582	(5,074)	508	1,909	(2,183)	0	36,783
Multi Asset	7,207	94	(503)	(409)	406	(656)	0	6,548

TOTAL	$135,577	$17,983	$(20,803)	$(2,820)	$460	$(6,169)	$0	$127,048

(1)
Redemptions include impact of client switches which causes a positive balance on occasion.

(2)
FX reflects movements in AUM resulting from changes in foreign currency rates as non-USD denominated AUM is translated into USD.

Valuation of Assets under Management

        The fair value of assets under management is based on the values of the underlying cash and investment securities of the Henderson Funds, Trusts and Segregated Mandates. A large proportion of these securities are listed or quoted on a recognized securities exchange or market and are regularly traded thereon, these investments are valued based on unadjusted quoted market prices. Investments including, but not limited to, Over-The-Counter derivative contracts, which are dealt in or through a clearing firm, exchange or financial institution will be valued by reference to the most recent official settlement price quoted by the appointed market vendor and in the event no price is available from this source, a broker quotation may used. Physical property held is valued monthly by a specialist independent valuer.

        When a readily ascertainable market value does not exist for an investment, the fair value is calculated based on the expected cash flows of its underlying net asset base, taking into account applicable discount rates and other factors. Judgment is used to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. A Fair Value Pricing Committee of the Investment Manager is responsible for determining or approving these unquoted prices, which are reported to those charged with governance of the Funds and Trusts.

        In Funds which invest in markets that are closed at their valuation point, an assessment is made daily to determine whether a fair value pricing adjustment is required to the funds valuation. This may be due to significant market movements in other correlated open markets, scheduled market closures or unscheduled market closures as a result of natural disaster or government intervention.

        Third party administrators hold a key role in the collection and validation of prices used in the valuation of the securities. Daily price validation is completed using techniques such as day on day tolerance movements, invariant prices, excessive movement checks and intra vendor tolerance checks. The Henderson Data Management Team perform oversight of this process and complete annual due diligence on the processes of third parties.

        Henderson leverages expertise of its fund management teams across the business to cross invest assets to create value for Henderson's clients. Where cross investment occurs, assets and flows are identified and the duplication is removed from Henderson's results.

Results of Operations

Revenues

	Six months ended June 30,
			1H16 vs. 1H15
	2016	2015
Revenues (in millions):
Management fees	$441.2	$452.1	(2.4)%
Performance fees	28.7	74.8	(61.6)%
Other revenue	41.6	33.0	26.1%

Total revenues	$511.5	$559.9	(8.6)%

Management fees

        Management fees decreased by $10.9 million (2.4%) for the six months ended June 30, 2016 compared to the same period in 2015. This is despite an increase in average AUM of $6.4 billion (5%). The increase in average AUM reflects the impact of the Perennial acquisition in November 2015 ($7.9 billion of AUM), offset by the transfer of the European Special Situations Fund in June 2015 ($1.6 billion of AUM). The decrease in management fees is driven by one-off rebates and adjustments to fees of $6.4 million.

Performance fees

        Performance fees are derived across a number of product ranges including both pooled funds and segregated mandates. Pooled fund performance fees are typically recognized on either a quarterly or annual basis, while segregated mandates are generally recognized on an annual basis. Performance fees consisted of the following for the six months ended June 30, 2016 and 2015 (in millions):

	Six months ended June 30,
			1H16 vs. 1H15
	2016	2015
Performance fees:
SICAVs	$9.6	$40.8	(76.5)%
U.K. OEICs & Unit Trusts	8.0	12.3	(35.0)%
Offshore Absolute Return	4.2	12.0	(65.0)%
Segregated Mandates	3.6	2.5	44.0%
Investment Trusts	1.9	6.1	(68.9)%
Other	1.4	1.1	27.3%

Total performance fees	$28.7	$74.8	(61.6)%

        For the six months ended June 30, 2016, performance fees decreased by $46.1 million against the comparable period in 2015, primarily due to lower SICAV fees which typically only pay out a performance fee if relative and absolute performance is positive. Key funds driving the lower SICAV fees included Henderson Horizon Pan European Alpha and Henderson Horizon Pan European Equity which generated nil performance fees in the period.

        29 funds generated a performance fee in the six months ended June 30, 2016 compared to 32 funds in the comparable period in 2015.

Other revenue

        Other revenue is primarily comprised of the U.K. OEIC & Unit Trust General Administration charge, which we refer to as GAC, which reimburses the Group for certain administration activities which are undertaken on behalf of the U.K. fund range. Other revenue increased $8.6 million during the six months ended June 30, 2016, compared to the same period in 2015, primarily due to a reclassification of $10.8 million and fees relating to the transfer of the European Special Situations fund $1.7 million (1H15), offset by the adverse impact of translation of $2.1 million on non-U.S. dollar denominated fees and $1.8 million of other adverse variances.

Operating expenses

	Six months ended June 30,
			1H16 vs. 1H15
	2016	2015
Operating expenses (in millions):
Employee compensation and benefits	$185.9	$190.2	(2.3)%
Distribution expenses	111.9	106.1	5.5%
Amortization and depreciation	11.2	12.7	(11.8)%
Investment administration	24.5	23.6	3.8%
Information technology	16.9	15.2	11.2%
Office expenses	12.6	12.4	1.6%
Other expenses	26.5	33.5	(20.9)%

Total operating expenses	$389.5	$393.7	(1.1)%

Employee Compensation and Benefits

        During the six months ended June 30, 2016 employee compensation and benefits decreased by $4.3 million or 2.3%, compared to the same period in 2015. This was largely due to the translation of GBP to USD $12.3 million, offset by increased costs from wage increases and additional staff costs from a full year of staff costs from the Perennial acquisition and Australian office build out.

Distribution expenses

        Distribution expenses are paid to financial intermediaries for distribution of Henderson's investment products. For the six months ended June 30, 2016, distribution expenses increased by $5.8 million. A reclassification from other revenue increased expenses by $10.8 million and SICAV commission one-offs contributed $6.3 million with a further $5.2 million due to the change in Retail AUM. These are offset by the impact of favorable translation of $6.9 million and reduction due to business mix of $4.4 million. Distribution fees are typically calculated based on the intermediary's relevant assets under management.

Amortization and depreciation

        Amortization and depreciation decreased $1.5 million for the six months ended June 30, 2016 compared to the same period in 2015, mainly due to lower investment management contract amortization relating to the Gartmore acquisition.

Investment administration

        For the six months ended June 30, 2016, investment administration expenses increased by $0.9 million compared to the same period in 2015, mainly due to the Perennial acquisition, higher middle office and transfer agency costs, and one-off costs relating to the U.K. Property fund PAIF conversion, offset by the impact of favorable currency translation.

Information technology

        Information technology, which we refer to as IT, expenses increased by $1.7 million for the six months ended June 30, 2016, compared to the same period in 2015, due to higher market data expenses as a result of additional users, ongoing investment and support of the IT infrastructure and platforms and the Perennial acquisition of $2.7 million, offset by a $1.0 million impact of favorable currency translation.

Other expenses

        Other expenses include legal and professional, marketing, travel and entertaining and other general administrative expenses. For the six months ended June 30, 2016, other expenses decreased by $7.0 million compared to the same period in 2015. This was mainly due to lower legal and professional fees of $6.5 million owing to numerous costs recognized in the first half of 2015 including regulatory fees and Private Equity wind down costs. A further $2.2 million favorable impact was due to currency translation. This was offset by an increase of $1.3 million in irrecoverable VAT due to a higher irrecoverable expense base in the first half of 2016 and other smaller increases of $0.4 million.

Non-Operating Income and Expenses

	Six months ended June 30,
			1H16 vs. 1H15
	2016	2015
Non-operating income and expenses (in millions):
Interest expense	$(5.6)	$(9.7)	42.3%
Investment (losses)/gains, net	(2.1)	37.1	(105.7)%
Other non-operating (loss)/income	(2.6)	0.3	n/m *
Income tax provision	$(16.9)	$(9.1)	85.7%

*
n/m = not meaningful

Interest expense

        For the six months ended June 30, 2016, interest expense decreased by $4.1 million compared to the same period in 2015 mainly due to the repayment of the 2016 Senior Notes in March 2016.

Investment (losses)/gains, net

        The components of investment (losses)/gains, net for the six months ended June 30, 2016 and 2015, are as follows (in millions):

	Six months ended June 30,
	2016	2015
Investment (losses)/gains, net:
Seeded investment products	$10.2	$3.8
Fair value changes on derivative instruments	(7.3)	(0.1)
Gain on sale of available-for-sale investments	—	14.1
Non-controlling interests in seeded investment products	(5.9)	(1.3)

Gain on investment securities and derivatives	(3.0)	16.5
Gain on sale of property business equity method investment	—	17.5
Other investment income	0.9	3.1

Investment (losses)/gains, net	$(2.1)	$37.1

        Investment gains decreased $39.2 million for the six months ended June 30, 2016 compared to the same period in 2015, primarily due to the gain on disposal of the 40% stake in THRE on June 1, 2015 not recurring and gains on disposal of Property business seed investments in the same period.

Other non-operating (loss)/income

        The components of other non-operating (loss)/income for the six months ended June 30, 2016 and 2015, are as follows:

	Six months ended June 30,
			1H16 vs. 1H15
	2016	2015
Other non-operating (loss)/income:
Loss from equity method investments	$(3.3)	$(0.1)	n/m	*
Interest income	0.7	0.4	75.0%

Total other non-operating (loss)/income	$(2.6)	$0.3	n/m	*

*
n/m = not meaningful

        The loss from equity method investments in the six months ended June 30, 2016 mainly relates to an impairment on the investment in Northern Pines. This investment is expected to be wound up in the second half of 2016.

Income Tax Provision

        The Group's effective tax rate increased to 15.1% for the six months ended June 30, 2016 (six months ended June 30, 2015: 4.7%). The 2015 effective tax rate included tax benefits of $5.4 million relating to the Group's disposal of the Property business and the disposal of THRE, and tax benefits of $3.7 million relating to prior year adjustments that did not recur in 2016. Further, the tax benefits arising from the exercise of equity based compensation awards granted to employees were not as high in the first half of 2016 as they were in the first half of 2015 and the changes in the Group's mix of pre-tax profits in 2016 primarily accounted for the remainder of the effective tax rate movement.

Non-GAAP Financial Measures

        Henderson reports its financial results in accordance with GAAP; however in the opinion of the board of directors the profitability of the Group and its ongoing operations is best evaluated using additional non-GAAP financial measures. Management uses these performance measures to evaluate the business and adjusted values are consistent with internal management reporting.

        The following are reconciliations of GAAP basis revenues, operating income, net income attributable to Henderson and diluted earnings per share (two class) to adjusted revenues, adjusted operating income, adjusted net income attributable to Henderson and adjusted diluted earnings per share (two class).

	Six months ended June 30,
	2016	2015
	(dollars in millions, except per share data and operating data)
Reconciliation of revenues to adjusted revenues
Revenues, GAAP basis	$511.5	$559.9
Distribution expenses(1)	(111.9)	(106.1)

Adjusted revenues	$399.6	$453.8

Reconciliation of operating income to adjusted operating income
Operating income, GAAP basis	$122.0	$166.2
Intangible amortization of investment management contracts(2)	7.4	8.6
Other acquisition related items(3)	2.5	0.6
Costs of acquisitions and net gains on disposals(4)	0.8	1.3

Adjusted operating income	$132.7	$176.7

Operating margin(6)	23.9%	29.7%
Adjusted operating income(7)	33.2%	38.9%
Reconciliation of net income attributable to Henderson to adjusted net income attributable to Henderson
Net income attributable to Henderson, GAAP basis	$97.8	$185.0
Intangible amortization of investment management contracts(2)	7.4	9.8
Other acquisition related items(3)	3.2	1.5
Costs of acquisitions and net gains on disposals(4)	0.8	(16.6)
Other non-recurring items(5)	3.9	(0.2)
Tax on adjustments to net income attributable to Henderson(8)	(1.9)	(5.2)

Adjusted net income attributable to Henderson	111.2	174.3
Less: distributed earnings on dividend bearing securities	(2.8)	(2.8)
Less: un-distributed earnings on non dividend bearing securities	0.1	(2.0)

Adjusted net income attributable to Henderson common shareholders	$108.5	$169.5

Weighted-average diluted common shares outstanding—diluted (two class)	1,137.7	1,158.4
Diluted earnings per share (two class)(9)	$0.08	$0.16
Adjusted diluted earnings per share (two class)(10)	$0.10	$0.15

(1)
Distribution expenses are paid to financial intermediaries for distribution of Henderson's investment products. The board of directors believes that the deduction of third-party distribution, service and advisory expenses from operating revenues in the computation of net revenues reflects the nature of these expenses as revenue-sharing activities, as these costs are passed through to external parties who perform functions on behalf of, and distribute, the company's managed AUM.

(2)
Investment management contracts have been identified as a separately identifiable intangible asset arising on the acquisition of subsidiaries and businesses. Such contracts are recognized at the present value of the expected future cash flows arising from the contracts at the date of acquisition. For segregated mandate contracts, the intangible asset is amortized on a straight-line basis over the expected life of the contracts. The board of directors believes these non-cash, acquisition related costs do not represent the ongoing operations of the Group.

(3)
Other acquisition related items primarily represent void property costs inherited on the acquisition of the New Star and Gartmore businesses in 2009 and 2011 respectively. They reflect the net present values of the excess of lease rentals and other payments over the amounts expected to be recovered from subletting these properties. This category also includes deferred consideration costs, being earn-out costs of key employees secured from previous acquisitions and contingent consideration payable to the vendors of those businesses. The board of directors believes these costs do not represent the ongoing operations of the Group.

(4)
Costs of acquisitions and net gains on disposal represent the acquisition and integration of Perennial Fixed Interest Partners Pty Ltd and Perennial Growth Management Pty Ltd (together Perennial) and 90 West (2015 and 2016). The board of directors believes these costs do not represent the ongoing operations of the Group.

(5)
In 2015 other non-recurring items include a gain on the revaluation of the Group's previous 41.4% stake in 90 West, based on the transaction price on 29 May 2015 when the Group acquired the remaining 58.6% of shares. In 2016, an impairment on the investment in Northern Pines was made ahead of its wind up in the second half of the year. The board of directors believe these costs do not represent the ongoing operations of the Group.

(6)
Operating income divided by revenues.

(7)
Adjusted operating income divided by adjusted revenues.

(8)
The tax impact of the non-GAAP adjustments are calculated based on the U.S. or foreign statutory tax rate as they relate to each non-GAAP adjustment. A number of the non-GAAP adjustments are either not taxable or not deductible for tax purposes and these primarily include the following: deferred consideration costs (footnote 3); establishment costs and profit on disposal of THRE, certain costs associated with the acquisition of Perennial and 90 West (footnote 4); and the impairment on the investment in Northern Pines (footnote 5).

(9)
Net income attributable to Henderson common shareholders divided by weighted-average diluted common shares outstanding.

(10)
Adjusted net income attributable to Henderson common shareholders divided by weighted-average diluted common shares outstanding.

Liquidity and Capital Resources

        Henderson's capital structure, together with available cash balances, cash flows generated from operations, and further capital and credit market activities, if necessary, should provide the Group with sufficient resources to meet present and future cash needs, including operating, debt and other obligations as they come due and anticipated future capital requirements.

        Henderson is subject to regulatory oversight by the FCA and international regulatory bodies. The Group ensures it is compliant with its regulatory obligations at all times. Following expiry of the investment firm waiver from consolidation supervision in April 2016, based on Henderson's calculations, capital above the Group's regulatory requirement without recourse to the waiver was £105.0 million ($140.4 million) as at June 30, 2016 (December 31, 2015: £100.0 million ($147.4 million)).

Short-Term Liquidity and Capital Resources

        The following table summarizes key balance sheet data relating to the Group's liquidity and capital resources as of June 30, 2016, and December 31, 2015 (in millions):

	June 30, 2016	December 31, 2015
Cash and cash equivalents held by the Group	$204.9	$530.9
Accounts receivable	8.2	15.5
Investment securities held by the Group	121.4	92.6
Long-term debt (including current portion)	$—	$(220.9)

        Cash and cash equivalents consist primarily of cash at bank. Cash and cash equivalents held by the Group includes $0.7 million of cash held in manager dealing accounts which, while not being legally restricted, is not available for general corporate purposes. Cash and cash equivalents and investment securities held by consolidated variable interest entities, which we refer to as VIEs, are not available for general corporate purposes and have been excluded from the table above.

        The Group believes that existing cash and cash from operations should be sufficient to satisfy its short-term capital requirements. Expected short-term uses of cash include ordinary operating expenditures, seed capital investments, dividend payments and income tax payments. Henderson may also use available cash for other general corporate purposes and acquisitions.

        On March 24, 2011, the Group issued, at par, £150.0 million of 7.25% Senior Notes due 2016, which we refer to as the 2016 Senior Notes, which were listed on the LSE, which were unsecured and which yielded interest at a fixed rate of 7.25% per annum. The 2016 Senior Notes were repaid in full at their maturity on March 24, 2016.

        On February 10, 2016, a Group subsidiary entered into a one year revolving credit facility for £30.0 million to ensure that the Group has sufficient access to liquidity following repayment of the 2016 Senior Notes. There have been no amounts drawn down under this facility. As of June 30, 2016, the subsidiary had been in compliance with all covenants relating to the facility, which include maintaining minimum equity of £150.0 million and ensuring external borrowings do not exceed 30% of the subsidiary's net worth.

Common Stock Repurchases

        There were no common stock repurchases under share buyback programs during the six month periods ended June 30, 2016 and 2015.

Dividends

        The payment of cash dividends is within the discretion of the Henderson board and depends on many factors, including, but not limited to, the Group's results of operations, financial condition, capital requirements, general business conditions and legal requirements. Dividends are subject to semi-annual declaration by the Henderson board. The Group declares dividends in pounds sterling.

        Dividends declared and paid during the six months ended June 30, 2016, are summarized as follows:

Dividend per share (£)	Date proposed	Dividends paid (in millions)	Date paid
0.072	February 10	$115.9	May 27

Long-Term Liquidity and Capital Resources

        Expected long-term commitments at June 30, 2016, include operating lease payments and contingent consideration related to the acquisition of Geneva and Perennial. Henderson expects to fund its long-term commitments using existing cash, cash generated from operations or by accessing capital and credit markets as necessary.

        The Group's latest triennial valuation of its defined benefit pension plan has resulted in a technical provision deficit of $38.8 million (£29.0 million). The Group has agreed with the trustees of the plan to make contributions of $11.2 million (£8.4 million) per year for four years starting from 2017.

Off-Balance Sheet Arrangements

        Other than contractual obligations relating to certain operating lease agreements, the Group is not party to any off-balance sheet arrangements that may provide, or require the Group to provide financing, liquidity, market or credit risk support that is not reflected in the Group's consolidated financial statements.

Cash Flows

        A summary of cash flow data for the six months ended June 30, 2016 and 2015 is as follows (in millions):

	Six months ended June 30,
	2016	2015
Cash flows provided by (used for):
Operating activities	$83.5	$91.9
Investing activities	(70.7)	137.8
Financing activities	(327.8)	(146.6)
Effect of foreign exchange rate changes on cash and cash equivalents	(19.3)	4.2

Net change in cash and cash equivalents	(334.3)	87.3
Cash and cash equivalents at beginning of period	583.7	378.5

Cash and cash equivalents at end of period	$249.4	$465.8

Operating Activities

        Fluctuations in operating cash flows are attributable to changes in net income and working capital items, which can vary from period to period based on the amount and timing of cash receipts and payments. Operating cash flows include the receipt of management fees and performance fees, offset by the payment of operating expenses, interest on borrowings and income taxes.

Investing Activities

        Cash (used for)/provided by investing activities for the six months ended June 30, 2016 and June 30, 2015, is as follows (in millions):

	Six months ended June 30,
	2016	2015
Acquisition of 90 West, net of cash acquired of $0.9 million	$—	$(3.3)
Proceeds from disposal of:
—interests in equity method investments	—	128.8
—investment securities—seed capital	5.3	37.1
Dividends from equity method investments	0.3	—
Net cash paid on settled hedges	(16.5)	—
Purchases of:
—investment securities—seed capital	(50.2)	(4.9)
—investment securities—consolidated VIEs, net of disposals	—	(5.0)
—other purchases	(9.6)	(14.9)

Cash (used for)/provided by investing activities	$(70.7)	$137.8

        Cash outflows from investing activities were $70.7 million during the six month period ended June 30, 2016 (1H15: inflows of $137.8 million), primarily reflecting net outflows from the purchase of investments and the net cash paid on settled hedges. Cash inflows from investing activities of $137.8 million for the six month period ended June 30, 2015 primarily reflect $128.8 million received from the sale of the Group's investment in THRE and net proceeds from the purchase and disposal of investments of $27.2 million.

        Sales and purchases of securities by consolidated seed investments can fluctuate based on third-party investments and redemptions in the consolidated seeded investment products, and is offset in cash provided by (used for) financing activities.

Financing Activities

        Cash used for financing activities for the six months ended June 30, 2016 and 2015, is as follows (in millions):

	Six months ended June 30,
	2016	2015
Dividends paid to Henderson shareholders	$(115.9)	$(108.6)
Repayment of long-term borrowings	(215.0)	—
Other financing activities	3.1	(38.0)

Cash used for financing activities	$(327.8)	$(146.6)

        Cash outflows from financing activities were $327.8 million for the six months ended June 30, 2016 (1H15: $146.6 million), primarily reflecting dividends paid of $115.9 million and an outflow of $215.0 million relating to the repayment of long term borrowings.

2015 SUMMARY

        In 2015, Henderson made strong progress against its growth and globalization plan. The Group delivered strong investment performance for clients, record net fund flows of $13.0 billion and income before tax of $337.5 million.

        In light of strong investment performance and flows, the Group achieved a 6% increase in operating income in 2015. Management fees—the Group's principal revenue stream—increased by 3% to $914.7 million (2014: $887.3 million) and performance fees, which continue to be an important contributor to the Group's revenue, were exceptionally strong at $150.8 million (2014: $144.3 million).

        Total operating expenses increased by 4% to $837.8 million (2014: $807.2 million) driven by an increase in employee compensation and benefits and non-staff expenses. Despite an increase in operating income, income before tax of $337.5 million was down by $226.1 million compared to 2014 ($563.6 million). This was primarily due to the gain on the sale of the Group's Property business in April 2014 of $245.3 million.

        In 2015, Henderson's ordinary dividend rose broadly in line with earnings to 10.3 pence per share (15.7 cents per share) and the Group distributed its surplus capital by means of a £25.0 million ($38.2 million) share buyback in the second half of the year, which reflected strong business performance and an improving capital position.

Investment Performance of Assets Under Management

        Strong investment performance underpins Henderson's growth strategy and the Group's ability to attract net new money from clients. In 2015, 81% of funds outperformed on a three year basis.

        Henderson performed well across its five core capabilities, helping clients capture benefits during strong markets and mitigate their losses when market conditions became more challenging. The Group delivered strong investment performance in areas of significant client demand—European assets, as client funds continued to flow into Europe; income-focused strategies, as interest rates remained low; and also alternatives, where low volatility absolute return strategies appealed to clients looking for returns coupled with attractive downside protection.

        Henderson has been investing in the business to broaden the range of investment styles offered to clients, and many of these new investment teams are at, or close to developing three year track records, including global equities, high yield credit, absolute return bond and multi-asset. In early 2015, the Group recruited an Emerging Markets Equity team, which complements the Emerging Markets Debt team, recruited in 2014. In 2015, Henderson began introducing the teams' ideas and investment processes to clients to position them for a return in demand when styles such as US high yield and Emerging Markets come back into favor.

        During 2015, Henderson saw a strong recovery in performance at Henderson Geneva Capital Management, the U.S. small- and mid-cap growth equity manager, acquired in October 2014. The mid-cap fund ended 2015 5.2% ahead of benchmarks since the acquisition, and the small-cap fund was 8.4% ahead.

Investment performance by core capability	1 year	3 years
European Equities	80%	92%
Global Equities	77%	81%
Global Fixed Income	63%	77%
Multi-Asset	83%	98%
Alternatives	98%	66%
Total	78%	81%

Note: Percentage of funds, asset-weighted, that are outperforming based on the relevant metric: peer percentile ranking for Retail, positive for Absolute Return, positive versus benchmark for Institutional.

        The Group's total AUM as at December 31, 2015, was $135.6 billion (December 31, 2014: $126.6 billion), reflecting net inflows of $13.0 billion (2014: $11.9 billion), negative market and foreign exchange movements of $2.1 billion and a net $1.9 billion reduction from acquisitions and disposals.

        Strong investment performance led to record net inflows in 2015, which represented overall net new money growth of 10.8%, well ahead of the 6-8% target set out in Henderson's growth and globalization plan. Flows were driven by the Retail business, but progress was made in the Institutional segment, with the Group remaining optimistic about the pipeline of global institutional-grade strategies.

        The year started strongly, with increased client demand for European assets. Flows were supported by the announcement of further Quantitative Easing, which we refer to as QE, in Europe and Henderson was well placed to benefit with strong investment performance from core European products. As the year progressed, market conditions became more challenging and investors sought downside protection from products offering income and risk-adjusted returns.

        U.K. Retail flows remained consistent across the year. Top-selling U.K. Retail funds included Henderson U.K. Property OEIC, which we refer to as 'HUKPOEIC', Henderson UK Absolute Return and Henderson Strategic Bond, as client demand for alternative sources of income and absolute return products increased.

        SICAVs were the Group's top-performing Retail range with record net inflows of $6.6 billion. European QE was a driver of inflows at the start of the year but, as market volatility increased in the second half, the diversified nature of the Group's product range and increasingly global client base helped to sustain momentum.

        In the U.S. business, mutual fund flows were strong throughout 2015. This was unlike the trend observed in 2014 where demand for European, global and international equities waned in the second half of the year. Henderson has made important steps towards broadening its U.S. client offering, and is excited about future prospects in this key market.

        Institutional activity in 2015 was dominated by fixed income clients. The Group reported a small net inflow of $0.8 billion for the year and was encouraged by the high level of client activity, which is becoming increasingly global.

        Institutional flows were particularly strong in the first half with the funding of a $2.7 billion fixed income mandate, in addition to positive interest in styles including multi-asset credit and absolute return bond as clients diversified their fixed income exposure. Client demand for income continued in the second half with good flows into outcome-oriented strategies in fixed income such as diversified credit and total return bond. The inflows were offset by outflows from traditional core sterling credit mandates as well as the $0.8 billion outflow associated with the planned run-off of the Group's Private Equity business.

        Overall market and FX movements for the period totalled $(2.1) billion. The importance of markets in delivering the Group's AUM target became apparent in the second and third quarters when volatility increased. However, Henderson's active management enabled the Group to navigate the challenging market backdrop.

        The Group completed a number of transactions in 2015, the largest being the divestment of the 40% interest in THRE, a joint venture with TIAA-CREF. In the first quarter, the Group acquired the Old Mutual Property fund (AUM of $0.7 billion) which merged into the HUKPOEIC. In June 2015, Henderson completed the transfer of the European Special Situations fund, which was reflected as a $1.6 billion disposal of AUM, and announced plans to accelerate growth in Australia. The Group took full ownership of 90 West in May, which contributed $0.1 billion of AUM, and completed the acquisitions of Perennial in November 2015 which added another $7.9 billion of AUM. The planned roll-off of the Group's Private Equity business in October 2015 represented an attractive exit for the infrastructure funds, but there was a disappointing outcome for some clients.

        The transactions in the period, along with the 2014 acquisitions and disposals, represent a return to Henderson's core capabilities.

        The Group's material acquisitions and disposals are detailed below:

  •
  On April 1, 2014, the Group disposed of its North American property business and contributed its European and Asian property business into a newly formed joint venture with TIAA-CREF, a leading financial services organization. The Group simultaneously recognized a 40% share in the newly formed joint venture, THRE. The Group recognized a gain of $245.3 million during 2014 in relation to this transaction. The Group then sold its 40% share in THRE on June 1, 2015 recognizing a gain of $18.9 million in 2015.

  •
  On October 1, 2014, the Group purchased 100% of the share capital of Geneva, a U.S. based growth U.S. equity manager, and further extended its global offerings by acquiring Perennial on November 1, 2015, adding $7.9 billion of AUM in Australia.

  •
  During 2014, the Group also disposed of its 50% stake in Intrinsic, which was accounted for as an equity method investment, recognizing a gain on sale of $18.9 million.

        The following tables present the components of Henderson's AUM split by Channel and Product Type for the years ended December 31, 2015 and 2014 (in millions):

(In $ millions)	Closing AUM Dec. 31 2013	Sales	Redemptions(1)	Net Sales (Redemptions)	Markets	FX(2)	Acquisitions & Disposals	Closing AUM Dec. 31 2014
RETAIL
UK OEICs/Unit Trusts/Other	$30,982	$12,074	$(7,497)	$4,577	$1,237	$(1,572)	$(3,080)	$32,144
SICAVs	17,568	15,417	(10,358)	5,059	1,262	(1,794)	0	22,095
US Mutual Funds	8,296	3,612	(2,291)	1,321	(254)	0	0	9,363
Investment Trusts	8,167	334	(5)	329	141	(504)	0	8,133

Total Retail	65,013	31,438	(20,152)	11,286	2,385	(3,869)	(3,080)	71,735

INSTITUTIONAL
UK OEICs/Unit Trusts	12,812	181	1,107	1,288	722	(643)	0	14,179
SICAVs	2,220	186	(291)	(105)	85	(227)	0	1,973
Australian MIS	0	1	(1)	0	0	0	0	0
Offshore Absolute Return Funds	4,084	796	(814)	(18)	(24)	(153)	29	3,918
Managed CDOs	641	0	(195)	(195)	3	(57)	0	392
Segregated Mandates/Property(3)	38,356	6,948	(7,910)	(962)	3,300	(2,061)	(14,418)	24,215
TH Real Estate (40%) share	0	1,111	(439)	672	288	(688)	8,538	8,810
Private Equity Funds	1,440	0	(89)	(89)	10	(78)	0	1,283
Other	46	0	0	0	(1)	(0)	0	45

Total Institutional	59,599	9,223	(8,632)	591	4,383	(3,907)	(5,851)	54,815

TOTAL	$124,612	$40,661	$(28,784)	$11,877	$6,768	$(7,776)	$(8,931)	$126,550

(In $ millions)	Closing AUM Dec. 31 2014	Sales	Redemptions(1)	Net Sales (Redemptions)	Markets	FX(2)	Acquisitions & Disposals	Closing AUM Dec. 31 2015
RETAIL
UK OEICs/Unit Trusts/Other	$32,144	$9,925	$(8,008)	$1,917	$765	$(1,218)	$818	$34,426
SICAVs	22,095	19,067	(12,493)	6,574	1,469	(1,650)	0	28,488
US Mutual Funds	9,363	6,178	(2,678)	3,500	(118)	0	0	12,745
Investment Trusts	8,133	260	(28)	232	319	(457)	0	8,227

Total Retail	71,735	35,430	(23,207)	12,223	2,435	(3,325)	818	83,886

INSTITUTIONAL
UK OEICs/Unit Trusts	14,179	118	613	731	(15)	(536)	0	14,359
SICAVs	1,973	585	(157)	428	52	(147)	0	2,306
Australian MIS	0	50	(54)	(4)	9	0	2,204	2,209
Offshore Absolute Return Funds	3,918	618	(818)	(200)	(125)	(60)	0	3,533
Managed CDOs	392	0	(243)	(243)	35	(33)	0	151
Segregated Mandates/Property	24,215	10,936	(10,307)	629	2,174	(2,109)	4,058	28,967
TH Real Estate (40%) share	8,810	429	(194)	235	(126)	72	(8,991)	0
Private Equity Funds	1,283	0	(836)	(836)	(344)	(17)	0	86
Other	45	0	35	35	0	0	0	80

Total Institutional	54,815	12,736	(11,961)	775	1,661	(2,831)	(2,729)	51,691

TOTAL	$126,550	$48,165	$(35,167)	$12,998	$4,096	$(6,156)	$(1,911)	$135,577

(1)
Redemptions include impact of client switches which causes a positive balance on occasion.

(2)
FX reflects movements in AUM resulting from changes in foreign currency rates as non-USD denominated AUM is translated into USD.

(3)
Note that Segregated Mandates/Property includes $19.8 billion of property business AUM that was sold into the THRE joint venture.

Average Assets Under Management

        The following table presents the average assets under management, split by Channel for the years ended December 31, 2015 and 2014 (in millions):

	Average AUM* 2014	Average AUM* 2015
By Channel
Retail	$72,510	$79,792
Institutional	48,700	47,925

TOTAL	$121,210	$127,717

*
Average month end AUM excluding equity method investment AUM.

Assets and Flows by Asset Class

        The Group offers investment products based on a diversified set of asset classes. Asset classes cover Equity, Fixed Income, Property and Private Equity. Assets and flows by asset class are as follows (in millions):

(In $ millions)	Closing AUM Dec. 31 2013	Sales	Redemptions(1)	Net Sales (Redemptions)	Markets	FX(2)	Acquisitions & Disposals	Closing AUM Dec. 31 2014
By asset class
Equity	$69,901	$27,311	$(19,123)	$8,188	$3,513	$(4,911)	$2,371	$79,062
Fixed Income	31,618	9,638	(8,281)	1,357	2,544	(2,097)	(176)	33,246
Property	21,624	3,702	(1,276)	2,426	697	(687)	(11,126)	12,934
Private Equity	1,469	9	(103)	(94)	14	(81)	0	1,308

TOTAL(3)	$124,612	$40,661	$(28,784)	$11,877	$6,768	$(7,776)	$(8,931)	$126,550

(In $ millions)	Closing AUM Dec. 31 2014	Sales	Redemptions(1)	Net Sales (Redemptions)	Markets	FX(2)	Acquisitions & Disposals	Closing AUM Dec. 31 2015
By asset class
Equity	$79,062	$30,777	$(20,615)	$10,162	$4,421	$(4,044)	$148	$89,749
Fixed Income	33,246	14,494	(12,319)	2,175	(207)	(1,879)	6,226	39,561
Property	12,934	2,894	(1,406)	1,488	222	(213)	(8,285)	6,146
Private Equity	1,308	0	(827)	(827)	(340)	(20)	0	121

TOTAL	$126,550	$48,165	$(35,167)	$12,998	$4,096	$(6,156)	$(1,911)	$135,577

(1)
Redemptions include impact of client switches which causes a positive balance on occasion.

(2)
FX reflects movements in AUM resulting from changes in foreign currency rates as non-USD denominated AUM is translated into USD.

(3)
Note that total includes $19.8 billion of property business AUM that was sold into the THRE joint venture.

        In 2015, flows were primarily driven by Equities with a net inflow of $10.2 billion. The Group made solid progress in Fixed income, particularly in Institutional, and good flows were seen into

HUKPOEIC, which falls within the Property asset class. Private equity was in net outflow due to the planned wind down of this business.

Asset and Flows by Capability

        The Group offers investment products based on a diversified set of capabilities. Capabilities cover Global Equity, European Equity, Global Fixed Income, Multi-Asset and Alternatives. Asset and flows by capability are as follows (in millions):

(In $ millions)	Closing AUM Dec. 31 2013	Sales	Redemptions(1)	Net Sales (Redemptions)	Markets	FX(2)	Acquisitions & Disposals	Closing AUM Dec. 31 2014
By capability
Alternatives(3)	$30,514	$10,161	$(4,652)	$5,509	$1,143	$(1,495)	$(11,098)	$24,573
European Equities	22,027	10,144	(6,974)	3,170	679	(2,074)	0	23,802
Global Equities	32,809	9,748	(8,536)	1,212	2,280	(1,569)	5,388	40,120
Global Fixed Income	28,612	8,556	(7,231)	1,325	2,094	(1,959)	(141)	29,931
Multi Asset	10,650	2,051	(1,390)	661	573	(680)	(3,080)	8,124

TOTAL	$124,612	$40,661	$(28,784)	$11,877	$6,768	$(7,776)	$(8,931)	$126,550

(In $ millions)	Closing AUM Dec. 31 2014	Sales	Redemptions(1)	Net Sales (Redemptions)	Markets	FX(2)	Acquisitions & Disposals	Closing AUM Dec. 31 2015
By capability
Alternatives	$24,573	$10,533	$(6,167)	$4,366	$365	$(926)	$(8,268)	$20,110
European Equities	23,802	14,153	(7,047)	7,106	2,504	(1,646)	(1,637)	30,129
Global Equities	40,120	9,372	(9,600)	(228)	1,327	(1,404)	1,767	41,582
Global Fixed Income	29,931	13,805	(11,441)	2,364	(206)	(1,767)	6,227	36,549
Multi Asset	8,124	302	(912)	(610)	105	(412)	0	7,207

TOTAL	$126,550	$48,165	$(35,167)	$12,998	$4,096	$(6,156)	$(1,911)	$135,577

(1)
Redemptions include impact of client switches which causes a positive balance on occasion.

(2)
FX reflects movements in AUM resulting from changes in foreign currency rates as non-USD denominated AUM is translated into USD.

(3)
Note that Alternatives includes $19.8 billion of property business AUM that was sold into the THRE joint venture.

Valuation of Assets Under Management

        The fair value of assets under management is based on the values of the underlying cash and investment securities of the Henderson Funds, Trusts and Segregated Mandates. A large proportion of these securities are listed or quoted on a recognized securities exchange or market and are regularly traded thereon; these investments are valued based on unadjusted quoted market prices. Investments including, but not limited to, Over-The-Counter derivative contracts, which are dealt in or through a clearing firm, exchange or financial institution will be valued by reference to the most recent official settlement price quoted by the appointed market vendor and in the event no price is available from this source, a broker quotation may be used. Physical property held is valued monthly by a specialist independent valuer.

        When a readily ascertainable market value does not exist for an investment, the fair value is calculated based on the expected cash flows of its underlying net asset base, taking into account applicable discount rates and other factors. Judgement is used to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. A Fair Value Pricing Committee of the Investment Manager is responsible for determining or approving these unquoted prices, which are reported to those charged with governance of the Funds and Trusts.

        In Funds which invest in markets that are closed at their valuation point, an assessment is made daily to determine whether a fair value pricing adjustment is required to the funds' valuation. This may be due to significant market movements in other correlated open markets, scheduled market closures or unscheduled market closures as a result of natural disaster or government intervention.

        Third party administrators hold a key role in the collection and validation of prices used in the valuation of the securities. Daily price validation is completed using techniques such as day on day tolerance movements, invariant prices, excessive movement checks and intra vendor tolerance checks. The Henderson Data Management Team performs oversight of this process and completes annual due diligence on the processes of third parties.

        Henderson leverages the expertise of its fund management teams across the business to cross invest assets to create value for its clients. Where cross investment occurs, assets and flows are identified and the duplication is removed from Henderson's results.

Results of Operations

        Information is reported to the chief operating decision-maker, the Henderson board, on an aggregated basis. Strategic and financial management decisions are determined centrally by the Henderson board and, on this basis, the Group is a single segment investment management business.

Revenues

	Year ended December 31,
			2015 vs. 2014
	2015	2014
Revenues (in millions):
Management fees	$914.7	$887.3	3.1%
Performance fees	150.8	144.3	4.5%
Other revenue	89.6	74.1	20.9%

Total revenues	$1,155.1	$1,105.7	4.5%

Management fees

        Management fees increased by $27.4 million (3.1%) from 2014 to 2015. Average assets under management were 5% higher in 2015 compared to 2014 mainly due to net inflows for 2015 and the full year impact of 2014 inflows and higher average market levels. In addition, the Group's acquisition and disposal activity in 2015 contributed AUM as follows: Geneva was acquired in the fourth quarter of 2014 ($5.4 billion of AUM) and Perennial in the fourth quarter of 2015 ($7.9 billion of AUM). These were offset by the disposal of the Cirilium funds in the fourth quarter of 2014 ($3.1 billion of AUM) and the transfer of the European Special Situations fund in the second quarter of 2015 ($1.6 billion of AUM).

        The wind down of Private Equity funds reduced management fees in 2015 compared to 2014 by $18.3 million, with assets under management at year end reduced from $1.3 billion at December 31, 2014 to $0.1 billion at December 31, 2015.

        Weighted average management fee rate consisted of the following for the years ended December 31, 2015 and 2014.

	Year ended December 31,
			2015 vs 2014
	2015 Bps	2014 Bps
By capability
Alternatives	81.8	70.2	16.5%
European Equities	103.3	106.1	(2.6)%
Global Equities	77.0	81.4	(5.4)%
Global Fixed Income	36.5	39.6	(7.8)%
Multi Asset	51.1	45.7	11.8%

TOTAL	71.6	73.2	(2.2)%

        Total management fee margins have decreased by (1.6bps, 2.2%) from 2014 to 2015. The decrease is driven by an 8% decline in Global Fixed Income due to the funding of a $2.7 billion mandate in February 2015 to an existing client which was fee neutral, and the acquisition of Perennial in Australia in November 2015 at lower than average margins. In addition margins in Global Equities have declined by 5% due to the full year impact of the acquisition of Geneva, a U.S. institutional fund manager, in November 2014.

        Alternatives margins have increased by 17% following the disposal of the Property business in 2014 which was at lower than average margins, offset slightly by the wind down of the Private Equity business. Multi Asset margins have increased by 12% following the disposal of Intrinsic in December 2014 which was at a lower than average margin for Multi Asset.

        Higher Retail AUM in 2015 has had a positive impact on margins across most capabilities, however this is partially offset by switching to clean-fee share-classes (as a result of the Retail Distribution Review regulation in the U.K.).

Performance fees

        Performance fees are derived across a number of product ranges including both pooled funds and segregated mandates. Pooled fund performance fees are typically recognized on either a quarterly or annual basis, while segregated mandates are generally recognized on an annual basis. Performance fees by product type consisted of the following for the years ended December 31, 2015 and 2014 (in millions):

	Year ended December 31,
			2015 vs. 2014
	2015	2014
Performance fees:
SICAVs	$72.7	$30.6	137.6%
U.K. OEICs & Unit Trusts	18.1	13.2	37.1%
Offshore Absolute Return	38.1	62.8	(39.3)%
Segregated Mandates	5.9	17.0	(65.3)%
Investment Trusts	14.4	10.7	34.6%
Property Funds	—	7.8	(100.0)%
Other	1.6	2.2	(27.3)%

Total performance fees	$150.8	$144.3	4.5%

        For the year ended December 31, 2015, performance fees increased by $6.5 million compared to 2014, primarily due to higher performance fees in the SICAV fund range, offset by lower Offshore Absolute Return performance fees and nil Property Fund performance fees following the sale of the Property business in the first half of 2014.

        78 funds yielded a performance fee in 2015 (2014: 76) out of over 120 funds with performance fee potential. Key funds driving the strong SICAV performance fees included Henderson Gartmore UK Absolute Return, Henderson Horizon Pan European Alpha and Henderson Horizon Pan European Equity.

        Performance fees by product type for the years ended December 31, 2015 and 2014 were as follows:

	U.K. OEICs & Unit Trusts	SICAVs	Offshore Absolute Return	Segregated Mandates/ Managed CDO/Private Equity	Investment Trusts	Aus MIS	Total
Performance fees FY15 ($m)	18.1	72.7	38.1	7.5	14.4	0.0	150.8
Performance fees FY14 ($m)(1)	13.2	30.6	62.8	19.2	10.7	0.0	136.5
FY15 vs FY14 (%)	36%	137%	(39)%	(60)%	35%	n/a	11%
Number of funds generating performance fees in FY15(2)	5	13	22	30	8	0	78
Number of funds generating performance fees in FY14(2)	5	15	19	29	8	0	76
AUM December 31, 2015 generating FY15 performance fees ($bn)	1.9	12.4	2.3	5.7	3.1	0.0	25.4
AUM December 31, 2014 generating FY14 performance fees ($bn)	1.6	7.3	1.6	9.8	3.0	0.0	23.3
Number of funds eligible to earn performance fees at December 31, 2015	5	26	29	54	8	2	124
Number of funds eligible to earn performance fees at December 31, 2014	5	25	31	61	8	0	130
AUM December 31, 2015 of funds eligible to earn performance fees at December 31, 2015 ($bn)(3)	1.9	21.3	2.9	12.1	3.1	0.0	41.3
AUM December 31, 2014 of funds eligible to earn performance fees at December 31, 2014 ($bn)(3)	1.6	17.9	3.2	15.1	3.0	0.0	40.8
Performance fee participation rate (%)(4)	15 - 20%	10 - 20%	10 - 20%	5 - 28%	15%	15%
Performance fee frequency	Quarterly	24 Annually, 2 Quarterly	Annually	Quarterly, Semi-Annually and Annually	Annually	Semi-Annually
Performance fee methodology(5)	Relative/Absolute plus HWM	Relative plus HWM	Absolute plus HWM	Bespoke	Relative plus HWM	Relative plus HWM

(1)
Based on continuing performance fees, which excludes fees impacted by the TIAA-CREF transactions.

(2)
For Offshore Absolute Return Funds, this excludes funds earning a performance fee on redemption and only includes those with a period end crystallization date.

(3)
Reflects the total AUM of all funds with a Performance Fee opportunity at any point in the relevant year.

(4)
Participation rate reflects Henderson's share of outperformance.

(5)
Relative performance is measured versus applicable benchmarks, and is subject to a High Water Mark (HWM) for relevant funds.

Other revenue

        Other revenue is primarily comprised of the U.K. OEIC & Unit Trust General Administration charge, which reimburses the Group for certain administration activities undertaken on behalf of the U.K. fund range. Other revenue increased $15.5 million during the year ended December 31, 2015 compared to 2014. This is due to the increase in 12b-1 fees of $17.3 million ($10.7 million of which is due to reclassification of costs to distribution expenses), an increase in revenue from Crux Asset Management of $2.9 million following the disposal of the European Special Situations fund and an increase in GAC of $1.6 million due to higher average AUM on the U.K. OEIC and Unit Trust product range. This is largely offset by an adverse impact of translation of non U.S.-dollar denominated income of $5.4 million and transaction fees in 2014 relating to the divested Property business of $1.5 million.

Operating expenses

	Year ended December 31,
			2015 vs. 2014
	2015	2014
Operating expenses (in millions):
Employee compensation and benefits	$403.0	$387.6	4.0%
Distribution expenses	235.6	219.3	7.4%
Amortization and depreciation	23.4	21.5	8.8%
Investment administration	48.3	50.0	(3.4)%
Information technology	30.2	29.3	3.1%
Office expenses	25.9	27.3	(5.1)%
Other expenses	71.4	72.2	(1.1)%

Total operating expenses	$837.8	$807.2	3.8%

Employee compensation and benefits

        During the year ended December 31, 2015 employee compensation and benefits increased $15.4 million (4.0%), compared to 2014.

        Fixed employee compensation increased $20.7 million, predominantly reflecting significant investment in additional headcount both organically and through acquisition of $10.8 million, which included a full year impact of the Geneva acquisition and two months from the Perennial acquisition and Australian operations build out in 2015. The remainder of the increase relates to wage increases and an increase in pension cost. Bonus costs increased $17.0 million which was a result of the Group's remuneration schemes being structured to reward strong business performance, principally investment performance and net flows. Long-term incentive compensation increased $18.1 million from 2014 to 2015, primarily due to higher amortization of bonus deferrals which were in turn a function of increasing bonus awards throughout the last three years. Additionally, a higher share price increased social security costs on award vestings.

        Offsetting these factors were the translation effect from converting costs from pounds sterling to U.S. dollars ($28.1 million) and the Property business costs incurred for the first quarter of 2014 until the Group's disposal of the Property business ($17.0 million).

Distribution expenses

        Distribution expenses are paid to financial intermediaries for distribution of Henderson's investment products. For the year ended December 31, 2015, distribution expenses increased by $16.3 million, $10.7 million of which is owing to a reclassification of costs from other revenue with the remainder being mainly due to higher average assets under management, with average Retail AUM increasing approximately 10% year on year. Distribution fees are typically calculated based on the intermediary's relevant assets under management.

Amortization and depreciation

        Amortization and depreciation increased $1.9 million for the year ended December 31, 2015 compared to 2014. This was primarily driven by a full year's amortization of client relationships recognized as part of the Geneva acquisition.

Investment administration

        For the year ended December 31, 2015, investment administration expenses decreased by $1.7 million compared to 2014, mainly due to favorable impact of translation of $3.6 million and one quarter's costs in 2014 relating to the Property business. This was offset by one-off outsourced administration charges of $3.1 million in 2015.

Information technology

        Information technology expenses increased by $0.9 million for the year ended December 31, 2015 compared to 2014 due to higher market data expenses as a result of additional users, ongoing investment and support of the IT infrastructure and higher network costs as a result of increased headcount and offices (including those relating to the Perennial acquisition) totalling $3.0 million. Offsetting these increases was the favorable impact of translation on non-U.S. dollar IT expenses of $2.1 million.

Office expenses

        For the year ended December 31, 2015, office expenses decreased by $1.4 million compared to 2014, mainly due to favorable impact of FX translation of $2.0 million, partially offset by higher U.K. office maintenance costs and new offices in Edinburgh, Milwaukee (Geneva acquisition) and Melbourne (Perennial acquisition).

Other expenses

        Other expenses include legal and professional, marketing, travel and entertaining and other general administrative expenses. For the year ended December 31, 2015, other expenses decreased by $0.8 million compared to 2014. Favorable variances include $11.8 million due to the divested Property business costs which did not recur in 2015. This was offset by the $2.3 million adverse impact of FX on translation to the functional currency and reporting currency, higher legal and professional costs in 2015 relating to regulatory fees, costs associated with the Private Equity business wind down and a number of Group and regulation change projects progressing throughout 2015 of $4.0 million, higher marketing costs of $2.4 million and other increases of $2.3 million.

Non-operating income and expenses

	Year ended December 31,
			2015 vs. 2014
	2015	2014
Non-operating income and expenses (in millions):
Interest expense	$(20.1)	$(19.3)	4.1%
Investment gains, net	39.7	285.9	(86.1)%
Other non-operating income/(loss)	0.6	(1.5)	(140.0)%
Income tax provision	(6.1)	(52.6)	(88.4)%

Interest expense

        Interest expense mainly consists of interest on the 2016 Senior Notes that were repaid in March 2016. For the year ended December 31, 2015, interest expense increased by $0.8 million compared to 2014, mainly due to a full year of deferred consideration finance charges relating to Geneva and one off interest costs, offset by a $1.4 million favorable translation impact.

Investment gains, net

        The components of investment gains, net for the years ended December 31, 2015 and 2014, are as follows (in millions):

	Year ended December 31,
	2015	2014
Investment gains, net:
Seeded investment products	$(5.6)	$21.6
Fair value changes on derivative instruments	1.0	(1.4)
Gain on sale of available-for-sale investments	16.8	2.2
Non-controlling interests in seeded investment products	6.1	(4.3)

Gain on investment securities and derivatives	18.3	18.1
Gain on sale of equity method investments	18.9	18.9
Gain on sale of property business	—	245.3
Other investment income	2.5	3.6

Investment gains, net	$39.7	$285.9

        Investment gains decreased by $246.2 million for the year ended December 31, 2015, compared to 2014, mainly due to the gain on the disposal of the Property business. On April 1, 2014, the Group completed transactions which resulted in the disposal of the Property business and simultaneously recognized a 40% share in a newly formed joint venture, THRE, which was accounted for as an equity method investment. The Group recognized a gain on disposal of the Property business of $245.3 million during the year ended December 31, 2014 and subsequently recognized a gain of $18.9 million on disposal of THRE during the year ended December 31, 2015.

        During 2014, the Group also disposed of its 50% stake in Intrinsic, which was accounted for as an equity method investment, recognizing a gain on sale of $18.9 million.

Other non-operating income/(loss), net

        The components of other non-operating income/(loss), net for the years ended December 31, 2015 and 2014, are as follows (in millions):

	Year ended December 31,
			2015 vs. 2014
	2015	2014
Other non-operating income/(loss), net:
Loss from equity method investments	$(1.0)	$(3.4)	70.6%
Interest income	1.6	1.9	(15.8)%

Total other non-operating income/(loss), net	$0.6	$(1.5)	140.0%

        The loss from equity method investments declined to $1.0 million for the year ended December 31, 2015, compared to a loss of $3.4 million for 2014. This was mainly due to THRE establishment costs which were recognized in 2014, offset by a lower share of income in 2015 following the disposals of THRE in the first half of 2015 and Intrinsic in the second half of 2014.

Income Tax Provision

        The Group's effective tax rate decreased 7.5% from 9.3% for the year ended December 31, 2014 (tax charge of $52.6 million) to 1.8% for the year ended December 31, 2015 (tax charge of $6.1 million). This decrease in the effective tax rate was primarily due to 2015 tax benefits that either did not occur in 2014 or did not occur at the same level in 2014. In 2015, the Group primarily benefitted from the reduction in corporation tax rates in the U.K. giving rise to credits on the revaluation of certain deferred tax balances, tax benefits arising from the exercise of share based compensation awards granted to employees, tax credits on settlement of items relating to prior years and benefits from changes in the Group's mix of pre-tax profits.

        The Group currently does not expect the same level of tax benefits that arose in 2015 to reoccur in 2016. The impact of future enacted tax rate or tax law changes in the jurisdictions of its operations, changes in the Group's mix of pre-tax profits, higher earnings in higher tax jurisdictions and future tax benefit arising from the exercise of share based compensation awards granted to the Group's employees are difficult to predict and can significantly affect the Group's eventual effective tax rate for the year.

Non-GAAP Financial Measures

        Henderson reports its financial results in accordance with GAAP; however in the opinion of the board of directors the profitability of the Group and its ongoing operations is best evaluated using additional non-GAAP financial measures. Management uses these performance measures to evaluate the business and adjusted values are consistent with internal management reporting.

        The following are reconciliations of GAAP basis revenues, operating income, net income attributable to Henderson and diluted earnings per share (two class) to adjusted revenues, adjusted operating income, adjusted net income attributable to Henderson and adjusted diluted earnings per share (two class).

	Year ended December 31,
	2015	2014
	(dollars in millions, except per share data and operating data)
Reconciliation of revenues to adjusted revenues
Revenues, GAAP basis	$1,155.1	$1,105.7
Distribution expenses(1)	(235.6)	(218.2)
Discontinued property business(2)	0.0	(33.0)

Adjusted revenues	$919.5	$854.5

Reconciliation of operating income to adjusted operating income
Operating income, GAAP basis	$317.3	$298.5
Discontinued property business(2)	—	(12.1)
Intangible amortization of investment management contracts(3)	15.5	13.8
Other acquisition related items(4)	2.0	1.7
Costs of acquisitions and net gains on disposals(5)	7.9	6.8
Other non-recurring items(6)	—	(4.7)
Gain on sale of property business(7)	—	14.4

Adjusted operating income	$342.7	$318.4

Operating margin(8)	27.5%	27.0%
Adjusted operating margin(9)	37.3%	37.3%
Reconciliation of net income attributable to Henderson to adjusted net income attributable to Henderson
Net income attributable to Henderson, GAAP basis	$329.8	$503.3
Discontinued property business(2)	—	(12.6)
Intangible amortization of investment management contracts(3)	16.7	16.5
Other acquisition related items(4)	3.8	2.5
Costs of acquisitions and net gains on disposals(5)	(11.3)	(3.2)
Other non-recurring items(6)	(0.2)	(4.7)
Gain on sale of property business(7)	—	(230.9)
Tax on adjustments to net income attributable to Henderson(10)	(18.6)	22.0

Adjusted net income attributable to Henderson	320.2	292.9
Less: distributed earnings on dividend bearing securities	(4.2)	(5.2)
Less: un-distributed earnings on non dividend bearing securities	(4.5)	(4.9)

Adjusted net income attributable to Henderson common shareholders	$311.5	$282.8

Weighted-average diluted common shares outstanding—diluted (two class)	1,154.5	1,154.4
Diluted earnings per share (two class)(11)	$0.28	$0.42
Adjusted diluted earnings per share (two class)(12)	$0.27	$0.24

(1)
Distribution expenses are paid to financial intermediaries for distribution of Henderson's investment products. The board of directors believes that the deduction of third-party distribution, service and advisory expenses from operating revenues in the computation of net revenues reflects the nature of these expenses as revenue-sharing activities, as these costs are passed through to external parties who perform functions on behalf of, and distribute, the Group's managed AUM.

  In 2014, this figure represents the distribution expenses excluding those associated with the discontinued property business.

(2)
On April 1, 2014, the Group completed transactions which resulted in the disposal of the Property business and simultaneous recognition of a 40% share in the newly formed joint venture, THRE. Prior to the disposal, the Group continued to consolidate the Property business and recognized net income from its operations for the first quarter of 2014. The Property business was not able to be classified as a discontinued operation due to the holding of the 40% share in THRE and consequently maintaining exposure to the business. However, the board of directors does not believe that the first quarter's Property business result represented the ongoing operations of the Group.

(3)
Investment management contracts have been identified as a separately identifiable intangible asset arising on the acquisition of subsidiaries and businesses. Such contracts are recognised at the net present value of the expected future cash flows arising from the contracts at the date of acquisition. For segregated mandate contracts, the intangible asset is amortised on a straight-line basis over the expected life of the contracts. The board of directors believes these non-cash and acquisition related costs do not represent the ongoing operations of the Group.

(4)
Other acquisition related items primarily represent void property costs inherited on the acquisition of the New Star and Gartmore businesses in 2009 and 2011 respectively. They reflect the net present values of the excess of lease rentals and other payments over the amounts expected to be recovered from subletting these properties. This category also includes deferred consideration costs, being earn-out costs of key employees secured from previous acquisitions and contingent consideration payable to the vendors of those businesses. The Directors believe these costs do not represent the ongoing operations of the Group.

(5)
Costs of acquisition and net gains on disposals represented the following transactions: establishment of THRE (2014), disposal of Intrinsic (2014), acquisition of Geneva Capital LLC (2014), acquisition of Perennial Fixed Interest Partners Pty Ltd and Perennial Growth Management Pty Ltd (together Perennial) and 90 West (2015). The board of directors believes these costs and gains do not represent the ongoing operations of the Group.

(6)
In 2014, other non-recurring items include a partial refund to the Group of $4.8 million relating to amounts previously paid in respect of the 2010/2011 Keydata cross subsidy levy to the U.K. Financial Services Compensation Scheme (FSCS). In 2015, a $0.2 million gain was recognized on the revaluation of the Group's previous 41.4% stake in 90 West, based on the transaction price on 29 May 2015 when the Group acquired the remaining 58.6% of shares. The board of directors believes these gains do not represent the ongoing operations of the Group as they were one off in nature.

(7)
On April 1, 2014, the Group completed transactions which resulted in the disposal of the Property Business. This reflects the profit on disposal, net of any deal and separation costs.

(8)
Operating income divided by revenues.

(9)
Adjusted operating income divided by adjusted revenues.

(10)
The tax impact of the non-GAAP adjustments are calculated based on the U.S. or foreign statutory tax rate as they relate to each non-GAAP adjustment. A number of the non-GAAP adjustments are either not taxable or not deductible for tax purposes and these primarily include the following: deferred consideration costs (footnote 4); establishment costs and profit on disposal of THRE, disposal of Intrinsic, certain costs associated with the acquisition of Geneva Capital LLC, Perennial and 90 West (footnote 5); and the book profit on disposal of the Property Business (footnote 7) has been adjusted to reflect the taxable gains that arose on the disposal of the Property Business. The 2015 total tax credit on non-GAAP items included a $4.2 million credit resulting from finalization of the taxable gains associated with the disposal of the Property Business to THRE.

(11)
Net income attributable to Henderson common shareholders divided by weighted-average diluted common shares outstanding.

(12)
Adjusted net income attributable to Henderson common shareholders divided by weighted-average diluted common shares outstanding.

Liquidity and Capital Resources

        Henderson's capital structure, together with available cash balances, cash flows generated from operations, and further capital and credit market activities, if necessary, should provide the Group with sufficient resources to meet present and future cash needs, including operating, debt and other obligations as they fall due and anticipated future capital requirements.

        Henderson is subject to regulatory oversight by the FCA and international regulatory bodies. The Group ensures it is compliant with its regulatory obligations at all times. In 2015, the Group was operating under an investment firm waiver from consolidation supervision, valid until April 2016. Based on Henderson's calculations, capital above the Group's regulatory requirement without recourse to the waiver was approximately £100.0 million ($147.4 million) as at December 31, 2015 (2014: £44.0 million ($68.6 million)). The improvement in the capital position over the course of the year was driven by strong profits and disposal of the Group's stake in THRE, offset by dividend payments, the share buyback and the purchase of the Perennial businesses.

Short-Term Liquidity and Capital Resources

        The following table summarizes key balance sheet data relating to Henderson's liquidity and capital resources as of December 31, 2015 and 2014 (in millions):

	December 31,
	2015	2014
Cash and cash equivalents:
Cash and cash equivalents held by the group	$530.9	$362.7
Cash and cash equivalents classified as held for sale	—	12.9

Total cash and cash equivalents	530.9	375.6

Accounts receivable	15.5	15.6
Investment securities held by the Group	92.6	119.8
Long-term debt (including current portion)	$220.9	$233.0

        Cash and cash equivalents consist primarily of cash at bank. Cash and cash equivalents held by the Group includes $2.5 million of cash held in manager dealing accounts which, while not being legally restricted, is not available for general corporate purposes. Cash and cash equivalents and investment securities held by consolidated VIEs are not available for general corporate purposes and have been excluded from the table above.

        The Group believes that existing cash and cash from operations should be sufficient to satisfy its short-term capital requirements. Expected short-term uses of cash include ordinary operating expenditures, seed capital investments, dividend payments, income tax payments, interest payments on outstanding debt and the repayment of the 2016 Senior Notes. Henderson may also use available cash for other general corporate purposes and acquisitions.

Common Stock Repurchases

        On September 8, 2015 the Henderson board announced a £25.0 million share repurchase program. During the year ended December 31, 2015, the Group repurchased and immediately cancelled 4,363,334 ordinary shares at an average price of £2.80 ($4.13) per share and 4,649,467 CDIs at an average price of AUD$5.87 ($4.51) per share. The total cost of the share buy backs was £25.0 million ($38.2 million). There were no share repurchases under share repurchase programs during 2014. The Group has no commitments to repurchase additional capital stock. Any future repurchases of ordinary shares or CDIs will depend upon prevailing market conditions, the Group's liquidity requirements, contractual and legal restrictions, and other factors.

Dividends

        The payment of cash dividends is within the discretion of the Henderson board and depends on many factors, including, but not limited to the Group's results of operations, financial condition, capital requirements, general business conditions and legal requirements. Dividends are subject to semi-annual declaration by the Henderson board. The Group declares dividends in pounds sterling.

        Dividends declared and paid during the year ended December 31, 2015, representing the final 2014 and interim 2015 dividends respectively were:

Dividend per share (£)	Date declared	Dividends paid (in millions)	Date paid
0.064	February 24	$108.3	May 29
0.031	July 29	$52.7	September 18

        During 2014, Henderson declared and paid two dividends of 5.85p and 2.60p per share, representing the final 2013 and interim 2014 dividends respectively.

Long-Term Liquidity and Capital Resources

        The following table presents long-term contractual obligations and associated maturities at December 31, 2015 (in millions):

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debt	$220.9	$—	$—	$—
Interest payments	7.7	—	—	—
Operating leases	23.7	42.0	41.8	107.3

Total	$252.3	$42.0	$41.8	$107.3

        Debt maturing in less than one year represents the carrying value of 2016 Senior Notes as of December 31, 2015. The information presented above does not include commitments for capital expenditures in the normal course of business. The Group expects to fund its long-term commitments using existing cash, cash generated from operations or by accessing capital and credit markets as necessary.

        The Group's latest triennial valuation of its defined benefit pension plan has resulted in a technical provision deficit of $44.3 million (£29.0 million). The Group has agreed with the trustees of the plan to make contributions of $11.1 million (£7.3 million) per year for four years starting from 2017.

        For additional details on the Group's operating lease commitments see Note 19 "Commitments and Contingencies" to the Consolidated Financial Statements of Henderson Group plc and its subsidiaries for the year ended December 31, 2015.

7.25% Senior Notes due 2016

        In March 2011, Henderson issued £150.0 million ($240.4 million) of the 2016 Senior Notes, which were unsecured and repayable in full on March 24, 2016. The 2016 Senior Notes were recognized on the consolidated balance sheet at amortized cost of $220.9 million at December 31, 2015 (2014: $233.0 million). The 2016 Senior Notes paid interest at 7.25% semi-annually on March 24 and September 24. The Group was in compliance with all covenants attached to the 2016 Senior Notes throughout the year ended December 31, 2015 and up to the date of their maturity. The covenants included the requirement to provide notice of any actual or potential default event and the preparation of audited accounts for each accounting period.

Contingent Consideration

        Contingent consideration was a component of the purchase price of both Geneva, acquired on October 1, 2014 and Perennial, acquired on November 1, 2015 (see financial statement Note 5 "Acquisitions").

        The consideration on acquisition of Geneva was structured as an upfront payment of up to $130.0 million, with two further contingent tranches of up to $45.0 million and $25.0 million, payable over six years. The Group made an initial upfront payment of $120.5 million during 2014 based on the revenue run rate at a date just before acquisition, measured against defined revenue targets set out in the sale and purchase agreement, together with a payment of $3.8 million for the net assets of Geneva. The $9.5 million shortfall between the $120.5 million initial payment and the $130.0 million maximum can still become payable if Geneva's revenues meet the revenue targets over the next five years. As a result, the Group has a deferred contingent liability of between $nil and $79.5 million. The fair value of the contingent consideration is estimated each reporting period by forecasting revenue, as defined by the sale and purchase agreement, over the contingency period, and determining whether targets will be met. Significant unobservable inputs used in the valuation are limited to forecast revenues which factor in expected growth in AUM based on performance and industry trends. Increases in forecast revenue increase the fair value of the consideration, while decreases in forecast revenues would decrease the fair value. Contingent consideration of $16.2 million was included in "other non-current liabilities" on Henderson's consolidated balance sheet as at December 31, 2015.

        The Perennial contingent consideration is payable in 2017 and 2019 if revenues of the Perennial equities business meet certain targets. The total maximum payment over the entire contingent consideration period is $10.7 million as of December 31, 2015. In addition, there is a maximum amount of $37.4 million payable in two tranches in 2019 and 2020, which have employee service conditions attached ("earn out") and are based on net management fee revenue. The earn-out is recognized as a compensation expense. At December 31, 2015, the total of contingent consideration and earn out had a fair value of $1.0 million, which is included in "other non-current liabilities" on the Henderson's consolidated balance sheet as at December 31, 2015.

Off-Balance Sheet Arrangements

        Other than contractual obligations relating to certain operating lease agreements outlined in Note 19 to the Consolidated Financial Statements of Henderson Group plc and its subsidiaries for the year ended December 31, 2015, the Group is not party to any off-balance sheet arrangements that may provide, or require the Group to provide, financing, liquidity, market or credit risk support that is not reflected in the Group's consolidated financial statements.

Other Sources of Liquidity

        Subsequent to the balance sheet date, on February 10, 2016, a Group subsidiary entered into a one year revolving credit facility for £30.0 million to ensure that the Group has sufficient access to liquidity following repayment of the 7.25% Senior Notes. There have been no amounts drawn down under this facility. As at January 20, 2017, the subsidiary had been in compliance with all covenants relating to the facility which include maintaining minimum equity of £150.0 million within the subsidiary and ensuring external borrowings do not exceed 30% of the subsidiary's net worth.

Cash Flows

        A summary of cash flow data for the years ended December 31, 2015 and 2014 was as follows (in millions):

	Year ended December 31,
	2015	2014
Cash flows provided by (used for):
Operating activities	$388.8	$226.8
Investing activities	56.8	3.5
Financing activities	(221.4)	(168.1)
Effect of exchange rate changes on cash and cash equivalents	(19.0)	(68.4)

Net change in cash and cash equivalents	205.2	(6.2)
Cash balance at beginning of period	378.5	384.7

Cash balance at end of period	$583.7	$378.5

Operating Activities

        Fluctuations in operating cash flows are attributable to changes in net income and working capital items, which can vary from period to period based on the amount and timing of cash receipts and payments. Operating cash flows include the receipt of management fees and performance fees, offset by the payment of operating expenses, interest on borrowings and income taxes.

Investing Activities

        Cash provided by (used for) investing activities for the years ended December 31, 2015 and 2014, is as follows (in millions):

	Year ended December 31,
	2015	2014
Acquisition of Geneva, net of cash acquired of $1.0 million	$—	$(123.3)
Acquisition of 90 West, net of cash acquired of $0.9 million	(3.3)	—
Acquisition of Perennial, net of cash acquired of $0.9 million	(54.5)	—
Dividends received from equity method investments	2.4	6.3
Proceeds from the disposal of:
—property business, net of cash acquired	—	172.5
—interests in equity method investments	128.8	22.6
—property and equipment	—	0.7
—investment securities—seed capital	45.9	57.1
Purchases of:
—investment securities—seed capital	(31.0)	(121.4)
—investment securities—held by consolidated VIEs, net of disposals	(9.3)	(0.3)
—other	(22.2)	(10.7)

Cash provided by investing activities	$56.8	$3.5

        Cash inflows from investing activities were $56.8 million during the year ended December 31, 2015 (2014: $3.5 million), primarily reflecting $128.8 million received from the sale of the Group's investment in THRE and net proceeds from the purchase and disposal of investments of $5.6 million, net of $57.8 million of cash outflows in respect of consideration paid for the acquisitions of Perennial and 90 West during 2015. In 2014, the Group received net cash proceeds of $172.5 million in relation to the disposal of its Property business and incurred cash outflows in respect of consideration paid on the acquisition of Geneva of $123.3 million.

Financing Activities

        Cash used for financing activities for the years ended December 31, 2015 and 2014, is as follows (in millions):

	Year ended December 31,
	2015	2014
Purchase of common stock for stock-based compensation plans	$(96.3)	$(54.4)
Repurchase of common stock as part of share repurchase program	(38.2)	—
Dividends paid to shareholders	(161.0)	(153.0)
Third party investments in consolidated seeded investment products, net of redemptions	58.4	27.3
Proceeds from issue of common stock	15.7	12.0

Cash used for financing activities	$(221.4)	$(168.1)

        Cash outflows from financing activities were $221.4 million in the year ended December 31, 2015 (2014: $168.1 million), primarily reflecting dividends paid of $161.0 million, $96.3 million paid for the purchase of own shares for stock-based compensation plans and share repurchases as part of the share repurchase program of $38.2 million.

Critical Accounting Policies and Estimates

        The Group's consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.

        The Group continually evaluates the accounting policies and estimates used to prepare the consolidated financial statements. In general, management's estimates are based on historical experience, information from third-party professionals, as appropriate, and various other assumptions that are believed to be reasonable under current facts and circumstances. Actual results could differ from those estimates made by management. The Group's critical accounting policies and estimates include investment securities, acquisition accounting including contingent consideration, goodwill and intangible assets, post-employment benefits, share-based payments and income taxes. For additional information about the Group's accounting policies see Note 2—"Summary of Significant Accounting Policies" to the Consolidated Financial Statements of Henderson Group plc and its subsidiaries for the year ended December 31, 2015.

Valuation of Investment Securities

        The Group records investment securities classified as trading or available-for-sale at fair value. Fair value is generally determined using observable market data based on recent trading activity. Where observable market data is unavailable due to a lack of trading activity, the Group uses internally developed models to estimate fair value and independent third parties to validate assumptions, when appropriate. Estimating fair value requires significant management judgement, including benchmarking to similar instruments with observable market data and applying appropriate discounts that reflect differences between the securities that the Group is valuing and the selected benchmark. Any variation in the assumptions used to approximate fair value could have a material adverse effect on the Henderson's consolidated balance sheet and results of operations.

        The Group periodically evaluates the carrying value of equity method investments and investment securities classified as available-for-sale for potential impairment. In determining if an impairment exists, the Group considers the duration, extent and circumstances of any decline in fair value. Where a fall in the value of an investment is prolonged or significant, it is considered an indication of impairment.

        Henderson evaluates the securities in an unrealized loss position in the available-for-sale portfolio for other-than-temporary impairment, which we refer to as OTTI, on the basis of the duration of the decline in value of the security and severity of that decline as well as the Group's intent and ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in the market value. For equity method investments, if circumstances indicate that an OTTI may exist, the investments are evaluated using market values where available, or the expected future cash flows of the investment.

        If it is determined that the impairment on an equity security is other-than-temporary, the investment is written down to fair value. An impairment loss equal to the difference between the carrying value of the security and its fair value is recognized as an impairment charge within investment gains/(losses), net in Henderson's consolidated statement of comprehensive income. For available-for-sale investments, any amounts previously recognized in "other comprehensive income" in respect of cumulative changes in fair value are taken to net income on impairment.

        There were no impairment charges recognized on investment securities for the years ended December 31, 2015 and 2014.

Acquisition accounting

        The acquisition of Geneva on October 1, 2014 required certain judgements and estimates to be made around the future performance of the businesses when accounting for the contingent deferred consideration payable in the future. The contingent deferred consideration is calculated in two tranches and payable over six years on an annual basis if revenue retention and growth targets are achieved. Management has estimated the revenue of the business over the six year period to arrive at a discounted liability which is recognized in the consolidated balance sheet. In arriving at the recognized liability, management has applied estimates, including market growth rates based on long-term U.S. equity data, expectations about the product range and growth potential of the business post acquisition and net flow data using client specific information and other assumptions supported by management's industry knowledge.

        The acquisition of Perennial on November 1, 2015 also required certain judgements and estimates to be made around the future performance of the business when accounting for the contingent deferred consideration payable in the future. The contingent consideration is payable in 2017 and 2019 if the revenues of Perennial meet certain targets. In addition, there are two tranches of consideration payable in 2019 and 2020 which are dependent on net management fee revenue and which have service conditions attached ("earn out"). The fair value of the contingent consideration and earn out are calculated at each reporting date by forecasting Perennial's revenues over the contingency period and determining whether the forecast amounts meet the defined targets. The significant unobservable input used in the valuation is forecast revenue.

Accounting for Goodwill and Intangible Assets

        The recognition and measurement of goodwill and intangible assets requires significant management estimates and judgement, including the valuation and expected life determination in connection with the initial purchase price allocation and the ongoing evaluation for impairment. The judgement exercised by management in arriving at these valuations includes the selection of market growth rates, fund flow assumptions, expected margins and costs.

        Goodwill represents the excess of cost over the fair value of the identifiable net assets of acquired companies and is not amortized. Goodwill is tested for impairment annually (or more frequently if changes in circumstances indicate that the carrying value may be impaired). The recoverable value of goodwill for the Group at December 31, 2015 has been determined by a fair value calculation, using cash flows based on the Group's annual budget and five year forecast approved by the Henderson board and a terminal value for the period thereafter.

        The key assumptions applied to the Group's annual budget and five year forecast are market performance and net fund flows. Management determined these key assumptions by assessing current market conditions and through the utilization of forward looking external evidence. The terminal value has been calculated assuming a long-term growth rate of 2% per annum in perpetuity, based on the Group's view of long-term nominal growth, which does not exceed market expectations. A pre-tax risk adjusted discount rate of 12.7% per annum has been applied. The resultant fair value calculation has been compared with the carrying value of the Group's goodwill to determine if any goodwill impairment arises.

        The calculation shows significant headroom in the recoverable value of goodwill. Sensitivities were performed by adjusting key assumptions for reasonable possible changes, with the model continuing to show significant headroom. Recent market transactions and the Group's current market capitalization provide additional evidence that the recoverable value of goodwill is in excess of the carrying value.

        Indefinite-lived intangible assets represent certain investment management agreements. The assignment of indefinite lives to investment management agreements is based on the assumption that they are expected to generate cash flows over an indefinite period. Indefinite-lived intangible assets are tested for impairment by comparing the fair value of the assets to their recorded values.

        Definite-lived intangible assets represent certain other investment management contracts, which are amortized over their estimated lives using the straight-line method. The estimated lives of the definite-lived contracts held vary and range from four years to eight years. Definite-lived intangible assets are tested for impairment only when there are indications of impairment. There were no indicators of impairment or impairment charges recognized during the years ended December 31, 2015 and 2014.

        The acquisition of Perennial required certain judgements and estimates to be made around the future performance of the business when accounting for the investment management contracts acquired. The key estimates applied in valuing the investment management contracts were market growth and attrition rates which have been based around industry data for equities and fixed income and data specific to the acquired business.

Share-based payment transactions

        Share-based compensation cost is based on the grant date fair value of awards expected to vest at the end of the stated service period and consists of the total value of the awards. For each of the plans that the Group operates, the grant date fair value is determined using either the Black-Scholes option pricing model or the Monte Carlo model.

        The assumptions used in the Black-Scholes option pricing model include dividend yield, expected volatility, risk-free interest rate and expected life. The dividend yield and expected volatility were determined using historical Group data. The risk-free interest rate is based on the three-year U.K. treasury coupon at the time of the grant. The expected life of the appreciation rights is the same as the service conditions applicable to all Group awards. The Group also uses the Monte Carlo model to determine the fair value of awards granted under the LTIP from 2015 onwards. The assumptions used in the Monte Carlo model include dividend yield, share price volatility and discount rate.

Retirement benefit plans

        The Group provides employees with retirement benefits through both defined benefit and defined contribution plans.

        The defined benefit obligation is determined annually by independent qualified actuaries using the projected unit credit method and is measured as the present value of the estimated future cash outflows using a discount rate based on AA rated corporate bond yields of appropriate duration. The plan assets are recognized at fair value. The funded status of the defined benefit pension plan, which we refer to as the plan, being the resulting surplus or deficit of defined benefit assets less liabilities, is recognized in the consolidated balance sheet, net of any taxes that would be deducted at source.

        Actuarial gains and losses arise as a result of differences between actual experience and actuarial assumptions. The "10% corridor" method for recognizing actuarial gains and losses has been adopted by the Group. This means that cumulative actuarial gains or losses up to an amount equal to 10% of the higher of the liabilities and the assets of the scheme (the corridor) have no immediate impact on net income and are instead recognized through other comprehensive income. Cumulative gains or losses greater than this corridor are amortized to net income over the average remaining future working lifetime of the active members in the plan.

        Net periodic benefit cost is recorded as a component of net income in the consolidated statement of comprehensive income and includes service cost, interest cost and the expected return on plan assets.

        The costs of, and period end obligations under, defined benefit pension plans are determined using actuarial valuations. The actuarial valuation involves making a number of assumptions including those related to the discount rate, the expected rate of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

        The below table shows the movement in funded status that would result from certain sensitivity changes (in millions):

Decrease in funded status at December 31, 2015
Discount rate: –0.1%	$(13.3)
Inflation assumption: + 0.1%	(4.4)
Life expectancy: +1 year at age 65	(20.6)
Market value of return seeking portfolio falls 25%	$(47.2)

        For further discussion of the Group's pension plan see Note 16—"Retirement benefit plans" to the Consolidated Financial Statements of Henderson Group plc and its subsidiaries for the year ended December 31, 2015.

Income taxes

        The Group operates in several countries, states and other taxing jurisdictions through various subsidiaries and branches, and must allocate income, expenses and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, the provision for income taxes represents the total estimate of the liability that the Group has incurred for doing business each year in all of the locations. Annually the Group files tax returns that represent filing positions within each jurisdiction and settles return liabilities. Each jurisdiction has the right to audit those returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. Because the determinations of the annual provisions are subject to judgements and estimates, it is possible that actual results will vary from those recognized in the Consolidated Financial Statements. As a result, it is likely that additions to, or reductions of, income tax expense will occur each year for prior reporting periods as actual tax returns and tax audits are settled.

        In the assessment of uncertain tax positions, significant management judgement is required to estimate the range of possible outcomes and determine the probability, on a more-likely-than-not basis, of favorable or unfavorable tax outcomes and the potential interest and penalties related to such unfavorable outcomes. Actual future tax consequences on settlement of the Group's uncertain tax positions may be materially different from the current estimates of the Group's management.

        Deferred tax assets, net of any associated valuation allowance, have been recognized based on the belief of the Group's management that taxable income of the appropriate character, more likely than not, will be sufficient to realize the benefits of these assets over time. In the event that actual results differ from expectations, or if historical trends of positive operating income changes, the Group may be required to record a valuation allowance on some or all of these deferred tax assets, which may have a significant effect on the financial condition and results of operations of the Group. In assessing whether a valuation allowance should be established against a deferred income tax asset, the Group considers the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryback and carryforward periods, among other factors.

        For additional information on accounting policies for income taxes and valuation allowance see Notes 2 and 11 to the Consolidated Financial Statements of Henderson Group plc and its subsidiaries for the year ended December 31, 2015.

Quantitative and Qualitative Disclosures about Market Risk

        The following information describes the key aspects of certain financial instruments for which the Group is exposed to market risk.

Management Fees

        Management fee revenues are generally based upon a percentage of the market value of assets under management and are calculated as a percentage of either the daily, month end or quarter end average asset balance in accordance with contractual agreements. Accordingly, fluctuations in the financial markets have a direct effect on the Group's operating results. Although fluctuations in the financial markets have a direct effect on the Group's operating results, assets under management may outperform or underperform the financial markets. As such, quantifying the impact of correlation between assets under management and the Group's operating results may be misleading.

Performance Fees

        Performance fee revenue is derived from a number of funds and clients. As a result, the Group's revenues are subject to volatility beyond market-based fluctuations discussed in the investment management fees section above.

        Performance fees are specified in certain fund and clients contracts and are based on investment performance either on an absolute basis or compared to an established index over a specified period of time. This is often subject to a hurdle rate. Performance fees are recognized at the end of the contractual period (typically quarterly or annually) if the stated performance criteria are achieved. The Group's performance fees are dependent on internal performance and market trends and will therefore be subject to year on year volatility. The Group recognized performance fees of $150.8 million and $144.3 million for the years ended December 31, 2015 and 2014 respectively. At December 31, 2015 and 2014, $41.3 billion and $40.7 billion of assets under management were subject to performance fees, respectively.

Investment Securities

        At December 31, 2015, the Group was exposed to market price risk as a result of investment securities on its consolidated balance sheet. The following is a summary of the effect that a hypothetical 10% increase or decrease in market prices would have on Henderson's investment securities subject to market price fluctuations as of December 31, 2015 (in millions):

	Fair value	Fair value assuming a 10% increase	Fair value assuming a 10% decrease
Investment securities:
Trading:
Held by the Group	$62.5	$68.8	$56.2
Held by consolidated VIEs	198.4	218.2	178.6
Held by consolidated VREs	6.3	6.9	5.7
Available-for-sale:
Held by the Group	1.4	1.5	1.3
Held by consolidated VIEs	8.4	9.3	7.6
Held by consolidated VREs	22.4	24.6	20.2
Total investment securities	$299.4	$329.3	$269.6

Derivative Instruments

        The Group maintains an economic hedge program that uses derivative instruments to mitigate market volatility of certain seeded investments. Market fluctuations are mitigated using derivative instruments including futures, index swaps and total return swaps. The Group also operates a rolling program of forward foreign currency contracts to mitigate the non-functional currency exposures arising from certain seed capital investments.

        The Group was party to the following derivative instruments as of December 31, 2015 and 2014:

	December 31, 2015			December 31, 2014
	Number of contracts	Notional value (in millions)	Fair value (in millions)	Number of contracts	Notional value (in millions)	Fair value (in millions)
Index swaps	3	$41.2	$(0.9)	4	$43.8	$(1.3)
Futures	—	—	—	6	31.9	(0.5)
Total return swaps	9	68.6	0.6	5	37.0	0.3
Foreign currency forward contracts	25	$160.1	$(5.9)	4	$117.8	$1.6

        Changes in fair value of derivative instruments are recognized in investment gains/(losses), net in Henderson's consolidated statement of comprehensive income. Changes in fair value of foreign currency forward contracts which relate to consolidated seed entities are recognized in accumulated other comprehensive income under net investment hedge accounting.

Foreign Currency Exchange Sensitivity

        Foreign currency risk is the risk that the Group will sustain losses through adverse movements in foreign currency exchange rates. As the Group's functional currency is pounds sterling, the Group is exposed to foreign currency risk through its exposure to non-pound sterling income, expenses, assets and liabilities of its overseas subsidiaries as well as net assets and liabilities denominated in a currency other than pounds sterling. The currency exposure is managed by monitoring foreign currency positions. The Group uses forward foreign currency contracts to reduce or eliminate the currency exposure on certain individual transactions. The Group also seeks to use natural hedges to reduce exposure. Where there is a mismatch on material currency flows and the timing is reasonably certain, the positions are actively hedged. Where this is insufficient certainty, the currency is translated back into pounds sterling on receipt. A rolling program of forward foreign currency contracts has been implemented to mitigate the currency exposures arising from certain seed capital investments (being available-for-sale financial assets and trading securities) and consolidated structured entities.

        The table below illustrates the impact of adjusting year end exchange rates in relation to the Group's functional currency of pounds sterling on all unhedged financial assets and liabilities, including those classified as held for sale, denominated in currencies material to the Group other than pounds sterling (in millions):

	2015		2014
	Income statement	Other comprehensive income	Income statement	Other comprehensive income
U.S. dollar +/– 10%	$3.8	$5.8	$1.2	$1.0
Singaporean dollar +/– 10%	0.6	1.4	3.5	1.6
Australian dollar +/– 10%	1.5	0.2	1.2	0.3
Japanese yen +/– 10%	0.3	0.5	0.2	0.2
Euro +/– 10%	4.4	2.3	5.4	6.3

	$10.6	$10.2	$11.5	$9.4

        The Group's reporting currency is U.S. dollar. Foreign exchange differences also arise on translation from the Group's functional currency of pounds sterling to U.S. dollars and are recognized in other comprehensive income.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS INVOLVING HENDERSON

        No Henderson director or member of senior management has or has had (i) any material interest in any transaction with Henderson or any of its subsidiaries or (ii) any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of Henderson and which was effected by Henderson or any of its subsidiaries in the preceding three financial years. There are no outstanding loans or guarantees provided by Henderson or any of its subsidiaries for the benefit of Henderson directors or senior management during this period.

DESCRIPTION OF JANUS HENDERSON ORDINARY SHARES AND JANUS HENDERSON AMENDED ARTICLES OF ASSOCIATION

        The following is a summary of the material terms of both the Janus Henderson ordinary shares as set forth in the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles to be approved at the shareholder meeting to be held on April [    •    ], 2017 and the material provisions of the laws of Jersey, Channel Islands. This summary does not purport to be complete and may not contain all of the information about the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles that is important to you. The rights and obligations of the Janus Henderson ordinary shares are governed by the express terms and conditions of the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles and not by this summary or any other information contained in this proxy statement/prospectus. Henderson shareholders and Janus stockholders are urged to read the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles carefully and in their entirety. This summary is qualified in its entirety by reference to the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles, copies of which are attached as Annex B to this proxy statement/prospectus and incorporated by reference herein.

Share Capital

        As at [    •    ], 2017, the issued and fully paid share capital of Henderson was £[    •    ], divided into [    •    ] ordinary shares of £0.125 each. As at [    •    ], 2017, Henderson had an authorized share capital of £[    •    ] divided into [    •    ] ordinary shares of £0.125 each.

        Subject to approval by the Henderson shareholders at the Henderson shareholder meeting, the par value of Henderson ordinary shares will be redenominated from pounds sterling into U.S. dollars. The redenomination will be reflected in the Henderson interim memorandum that will replace the Henderson Memorandum of Association effective upon [the date of the Henderson shareholder meeting].

        Following the redenomination into U.S. dollars, subject to approval by the Henderson shareholders at the Henderson shareholder meeting, the par value of Henderson ordinary shares will be reduced for administrative purposes to ensure that the par value is a round number. The reduction of the par value of Henderson ordinary shares will become effective on or around [    •    ], 2017 when a copy of the special resolution approved at the Henderson shareholder meeting and certain supporting documents will be delivered to the Jersey Registry and registered by the Jersey Registrar of Companies.

        As of the effective time, subject to the approval of Henderson shareholders, the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles will replace the Henderson interim memorandum and the Henderson Articles of Association, respectively.

        At closing of the merger, the authorized share capital of Janus Henderson will be increased to $[    •    ], divided into [    •    ] shares of $[    •    ] each. At closing of the merger, Henderson estimates that, exclusive of ordinary shares underlying outstanding options and adjusted to account for the share consolidation, there will be [    •    ] ordinary shares issued and outstanding.

        There are no preferential voting shares; all shares are ordinary shares and have equal voting rights and no right to a fixed income. Janus Henderson ordinary shares carry the right to receive dividends that have been declared by Janus Henderson. The holders of Janus Henderson ordinary shares have the right to receive notice of, and to attend and vote at, all general meetings of Janus Henderson. If Janus Henderson is wound up, the directors or the liquidator (as the case may be) may, with the sanction of a special resolution of the shareholders of Janus Henderson and any other sanction required by the Jersey Companies Law, divide among the members in specie the whole or any part of the assets of Janus Henderson and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The directors or the liquidator may, with the like sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as they/he with the like sanction shall determine, but no member shall be compelled to accept any assets on which there is a liability. Except in relation to dividends that have been declared and rights on a winding up of Janus Henderson, Janus Henderson shareholders have no rights to share in the profits of Janus Henderson.

        Janus Henderson CDIs are units of beneficial ownership in shares constituted under Australian law which may be held and transferred through the CHESS system. For further information regarding the CDIs, see "—CHESS Depositary Interests" below. All references to shares in this document shall be deemed, where the context permits, also to be references to the CDIs.

        Henderson's registered address in Jersey is 47 Esplanade, St Helier, Jersey, Channel Islands JE1 0BD. The address of Henderson's register of members in Jersey is Queensway House, Hilgrove Street, St Helier, Jersey, Channel Islands JE1 1ES.

Janus Henderson Amended Articles

        The Janus Henderson Amended Articles contain, among other things, provisions to the following effect:

Objects and Purpose

        Janus Henderson's objects are not restricted by the Janus Henderson Amended Articles. Accordingly, pursuant to the laws of Jersey, Channel Islands, Janus Henderson's objects are unrestricted.

Voting Rights

        At a general meeting, subject to any rights or restrictions attached to any shares:

  •
  on a show of hands every member and every duly appointed proxy present has one vote; and

  •
  on a poll every member present in person or represented by proxy shall have one vote for every ordinary share of which he is the holder.

        Each CDI Holder is entitled to direct the Depositary Nominee (being the entity which holds the legal title to the Janus Henderson ordinary shares to which the CDI Holders are beneficial owners) in respect to the number of CDIs held by them:

  •
  as to how it should vote at a general meeting;

  •
  to appoint the CDI Holder as its proxy (allowing the CDI Holder to vote in person at the general meeting); or

  •
  to appoint as its proxy a person nominated by the CDI Holder.

        If any sum remains unpaid in relation to any Janus Henderson shareholder's holding, that shareholder is not entitled to vote in relation to that holding until such sum is paid.

        Neither the laws of Jersey, Channel Islands, nor the Janus Henderson Amended Articles impose any limitation on the rights of non-U.K. residents or foreign shareholders to own Janus Henderson ordinary shares, including the rights to hold or exercise voting rights on the Janus Henderson ordinary shares.

Variation of Rights

        The rights attached to any class of Janus Henderson ordinary shares may only be varied either: (i) with the written consent of the holders of three-quarters in nominal value of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of three-quarters of the holders of the shares of that class present and voting (in person or represented by proxy) at a separate general meeting of such holders.

Transfer of Shares

        Janus Henderson ordinary shares may be held in either certificated or uncertificated form.

        The instrument of transfer of a certificated share may be in any usual form or in any other form which the Janus Henderson board may approve. The instrument of transfer must be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

        The Janus Henderson board may refuse to register the transfer of a certificated share unless the instrument of transfer is:

  •
  lodged at Janus Henderson's registered office or another place appointed by the board and accompanied by the certificate and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

  •
  is in respect of only one class of shares; and

  •
  is in favor of not more than four transferees.

        If the Janus Henderson board refuses to register a transfer of a share in certificated form, it must send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with Janus Henderson.

        The registration of transfers of shares or any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Janus Henderson board may determine.

        Transfers of uncertificated shares may be effected by means of a relevant system.

Forfeiture and Lien

        The Janus Henderson board may call for any amounts that are unpaid in respect of ordinary shares. If a member fails to pay the amount due within the requisite time period, then, following notice by the Janus Henderson directors requiring payment of the unpaid amount with any accrued interest and any expenses incurred, such ordinary share (including all dividends declared and not paid before the forfeiture) may be forfeited by a resolution of the Janus Henderson board to that effect.

        A member whose ordinary shares have been forfeited will cease to be a member in respect of the ordinary shares, but will remain liable to pay Janus Henderson all monies which were payable at the date of forfeiture together with interest. The Janus Henderson board may enforce payment without any allowance for the value of the ordinary shares at the time of forfeiture or for any consideration received on their disposal.

        An ordinary share forfeited or surrendered becomes the property of Janus Henderson and gives Janus Henderson the right to sell, re-allot or otherwise dispose of such ordinary shares on such terms and in such manner as the Janus Henderson board determines.

        Janus Henderson has a first and paramount lien on every Janus Henderson ordinary share that is not fully paid. The Janus Henderson board may waive any lien and may resolve that any share shall be wholly or partly exempt from such a lien.

Dividends

        Janus Henderson may by ordinary resolution declare dividends to be paid to its shareholders, but no dividend shall exceed the amount recommended by the Janus Henderson board. The Janus

Henderson board may also pay interim dividends if the Janus Henderson board believes that they are justified by the profits or the cash flow position of Janus Henderson.

        Janus Henderson may also, by ordinary resolution and on the recommendation of the Janus Henderson board, direct that a dividend will be satisfied wholly or partly by the distribution of assets, including paid up shares or debentures of another company.

        Unless the share rights provide otherwise, all dividends must be apportioned and paid pro rata according to the amounts paid on the shares during any portion of the period in respect of which the dividend is paid.

        The Janus Henderson board may, if authorized by an ordinary resolution, offer any holder of shares the right to elect to receive, in lieu of a dividend, an allotment of new ordinary shares, credited as fully paid.

        No dividend or other monies payable on or in respect of a share shall bear interest as against Janus Henderson.

        Any dividend unclaimed for 12 years from the date on which it was declared or became due for payment, if resolved by the Janus Henderson board, shall be forfeited.

Alteration of Share Capital

        Janus Henderson may, by special resolution of its shareholders: increase its share capital; consolidate and sub-divide; convert shares into or from stock; re-denominate any of its shares into another currency or reduce its share capital, capital redemption reserve or share premium account in any way.

Purchase of Own Shares

        Subject to the provisions of the Jersey Companies Law, Janus Henderson may purchase any of its own shares in any way and at any price and may hold such shares as treasury shares.

Shareholder Meetings

        Janus Henderson must hold an annual general meeting of shareholders every year within a period of seven months of the end of its financial year (which is December 31), at such place or places, date and time as may be decided by the Janus Henderson directors.

        The Janus Henderson board may convene general meetings whenever they think fit in accordance with the requirements of the Jersey Companies Law.

        Under the Jersey Companies Law, shareholders of Janus Henderson holding 10% or more of the company's voting rights and entitled to vote at the relevant meeting may legally require the directors to call a meeting of shareholders. This must be held as soon as practicable but in any case not later than two months after the date of the requisition. The requisition shall state the objects of the meeting. If the directors do not within 21 days from the date of the deposit of the requisition proceed to call a meeting to be held within two months of that date, the requisitionists, or any of them representing more than half of the total voting rights of all of them, may themselves call a meeting, but a meeting so called shall not be held after three months from that date. In addition to the requirements of the Jersey Companies Law, the Janus Henderson Amended Articles provide that:

  •
  if the requisition relates to any business that the member proposes to bring before the meeting, such requisition must set forth:

  •
  a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and the text of the proposal;

    •
    any material interest of such member or any shareholder associated person of such member in such business; and

    •
    a description of all agreements, arrangements and understandings between such member or any shareholder associated person of such member and any other person or persons in connection with the request by such member.

  •
  such requisition must be made in writing to the Janus Henderson secretary not earlier than the close of business on the 120th calendar day nor later than the close of business on the 90th calendar day prior to the date of the first anniversary of the preceding year's annual general meeting, provided, however, that if the date of an annual meeting is more than 30 calendar days before or more than 60 calendar days after the date of the first anniversary of the preceding year's annual general meeting, notice by the member must be so delivered in writing not earlier than the close of business on the 120th calendar day prior to such annual general meeting and not later than the close of business on the later of (i) the 90th calendar day prior to such annual general meeting, and (ii) the 10th calendar day after the day on which public announcement of the date of such annual general meeting is first made by Janus Henderson. General meetings may be held at such time and place as determined by the Janus Henderson directors. All general meetings must be convened by at least 14 clear days' notice.

        The notice must be sent to all members and CDI Holders at the same time. Janus Henderson may determine that the members entitled to receive a notice of a general meeting are the members on the register at the close of business on a day determined by Janus Henderson, which may not be more than 21 days before the day that notices of the meeting are sent.

        The notice must specify the time, date and place of the meeting (including of any satellite meeting) and the general nature of the business to be dealt with.

        For the purpose of determining whether a person is entitled as a member to attend or vote at a meeting and how many votes such person may cast, Janus Henderson may also specify in the notice a time not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting or appoint a proxy. Janus Henderson may specify a separate time by which a CDI Holder must be on the CDI register in order to direct the Depositary Nominee to vote or appoint a proxy.

        No business may be transacted at any general meeting unless a quorum (being two members in person or represented by proxy) is present at the time when the meeting proceeds to business.

Conditions of Admission

        The Janus Henderson board and the chairman of any general meeting may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for identification to be produced by those attending the meeting, searches and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

Share Qualification for Janus Henderson Directors

        A Janus Henderson director is not required to hold any shares in the capital of Janus Henderson by way of qualification. However, a Janus Henderson director who is not a member of Janus Henderson is entitled to attend and speak at general meetings.

Janus Henderson Directors' Fees, Expenses, Pensions and Other Benefits

        Janus Henderson directors' fees are determined by the Janus Henderson directors from time to time except that the base fees of non-executive directors may not exceed £1.5 million per annum in aggregate or such higher amount as determined by ordinary resolution of the Janus Henderson shareholders.

        Any director who holds any executive office or performs services which in the opinion of the Janus Henderson board are outside the scope of the ordinary duties of a Janus Henderson director, may be paid extra remuneration, including fee, salary, commission or otherwise as the Janus Henderson board may determine.

        The Janus Henderson directors may also reimburse any director for reasonable expenses incurred in attending and returning from meetings of the Janus Henderson board, any committee of the Janus Henderson board or general meetings or otherwise in connection with the business of Janus Henderson. The emoluments of any director holding executive office for his services as such are determined by the Janus Henderson board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by Janus Henderson for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefit to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

Executive Directors

        The Janus Henderson board may appoint one or more directors to be the holder of any executive office on such terms as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment. Janus Henderson may not enter into any contract of employment with an executive director with a fixed term of longer than two years unless approved by ordinary resolution.

        The appointment of any Janus Henderson director to executive office will automatically terminate if the person ceases to be a Janus Henderson director without prejudice to any right of such person to receive damages under his or her service contract with Janus Henderson.

        The Janus Henderson directors may delegate any powers exercisable by them to any executive Janus Henderson director upon such terms and conditions, and with such restrictions, as they think fit. They may, at their discretion, alter or revoke any of such delegated powers.

Janus Henderson Directors' Retirement

        Under the Janus Henderson Amended Articles, all directors are subject to annual re-election by shareholders. Any retirement will not have effect until the conclusion of the meeting, except where a resolution is passed to elect some other person in the place of the retiring Janus Henderson director or a resolution for his or her re-election is put to the meeting and lost. Accordingly, a retiring Janus Henderson director who is re-elected will continue in office without a break in service.

Removal of a Janus Henderson Director by Resolution

        Janus Henderson may by ordinary resolution remove any director from office. No special notice need be given of any such resolution and no director proposed to be removed has any special right to protest against his removal.

        Such removal can take place notwithstanding any contrary provision in the Janus Henderson Amended Articles or any contract, but is without prejudice to any claim the Janus Henderson director may have for damages for breach of any such contract.

Janus Henderson Directors' Interests

        A Janus Henderson director who, to his knowledge, is in any way (directly or indirectly) interested in any contract, arrangement, transaction or proposal to be entered into or proposed to be entered into by Janus Henderson where such interest conflicts or may conflict to a material extent with the interests of Janus Henderson must declare the nature of his interest.

        Subject to the provisions of Jersey company law, and provided the Janus Henderson Amended Articles are complied with, a director:

  •
  may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with Janus Henderson, or in which Janus Henderson is otherwise interested;

  •
  may hold an additional office for Janus Henderson (except as auditor of Janus Henderson or as auditor of a subsidiary of Janus Henderson) and may act by himself or through his firm in a professional capacity for Janus Henderson;

  •
  may be a director or other officer of, or employed by, or a party to, any transaction or arrangement with, or otherwise interested in, any company in which Janus Henderson is interested; and

  •
  will not be liable to account to Janus Henderson for any profit, remuneration, or other benefit received in respect of any such office, employment, contract, arrangement, transaction or proposal.

        A director may not vote on (but may still be counted in the quorum in relation to) any resolution of the Janus Henderson board or of a committee of the Janus Henderson board concerning any contract, transaction, or other arrangement in which he has, to his knowledge, a material interest. In particular, a director may not vote on any resolution of the Janus Henderson board or of a committee of the Janus Henderson board concerning his own appointment or remuneration.

Duty of Confidentiality of Janus Henderson Directors

        If a Janus Henderson director receives information while not acting in his or her position as a Janus Henderson director, in respect of which he owes a duty of confidentiality to a person other than Janus Henderson, he or she shall not be required to disclose such information to Janus Henderson or use such confidential information for the performance of his or her duties as a Janus Henderson director. However, where such duty of confidentiality arises out of a situation in which the Janus Henderson director has an actual or potential conflict of interest, it must first have been declared to and approved by the Janus Henderson board.

Powers of the Janus Henderson Directors

        Subject to the provisions of Jersey company law, the Janus Henderson Amended Articles and to any directions given by special resolution of Janus Henderson shareholders, the business of Janus Henderson is managed by the board, which can exercise all the powers of Janus Henderson.

        The Janus Henderson board may delegate any of its powers to any committee consisting of one or more directors. Such committees may include persons other than directors who may enjoy voting rights provided that such persons make up less than half the membership of the committee.

        The Janus Henderson board also has the power to establish local boards or appoint managers or agents to manage any of the affairs of Janus Henderson.

Communications with Members

        A document sent by Janus Henderson to a member by post shall be deemed to have been received:

  •
  on the day following that on which the document was posted if sent by first class post (or equivalent) to an address within the same country;

  •
  on the third day following that on which the document was posted if sent to an address in a different country; and

  •
  in any other case on the second day following that on which the document posted.

        A document or information sent or supplied by Janus Henderson to a member in electronic form shall be deemed to have been received by the member on the day following that on which the document was sent to the member (regardless of whether Janus Henderson becomes aware that the member has failed to receive such document or subsequently sends a hard copy of such document by post to the member).

        Proof that a document or information was properly addressed, prepaid and posted shall be conclusive evidence that the document or information was sent. Proof that a document or information sent or supplied by electronic means was properly addressed shall be conclusive evidence that the document or information was sent or supplied.

        The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

Disclosure of Shareholding Ownership

        Holders of beneficial interests in shares of Janus Henderson must comply with the beneficial ownership disclosure obligations contained in section 13(d) of the Exchange Act and the rules promulgated thereunder.

        Janus Henderson may by notice in writing require any person whom Janus Henderson knows or has reasonable cause to believe to be interested in shares, or to have been so interested at any time during the three years prior, to confirm whether that is the case and give further information as to their interest as requested.

        Where a person fails to comply with the above notice within the relevant period or has made a statement which is false or inadequate as the Janus Henderson board may determine at its sole discretion, Janus Henderson may give the holder of those shares a direction notice and/or an application notice.

        The direction notice may direct that the shares in respect of which the default occurred, such holder will not be entitled to attend or vote at a general meeting nor, where the shares represent at least 0.25% in nominal value of Janus Henderson's issued share capital, receive dividends or distributions. The direction notice may also direct that uncertificated shares be converted into certificated form.

        The application notice will say that Janus Henderson may apply to the Royal Court of Jersey for an order compelling the relevant holder to comply with the notice requesting information.

Mandatory Bids

        There are no provisions in the Janus Henderson Amended Articles that would have an effect of delaying, deferring or preventing a change in control of Janus Henderson. However, under the City Code on Takeover and Mergers, referred to herein as the City Code, which applies to Janus Henderson, if an acquisition of interests in Janus Henderson ordinary shares (as defined in the City Code) increases the aggregate interests of an acquirer and its concert parties (as defined in the City Code) to shares carrying 30% or more of the voting rights in Janus Henderson, the acquirer and, depending on the circumstances, its concert parties, would be required (except with the consent of the Panel on Takeovers and Mergers) to make a cash offer for the Janus Henderson ordinary shares at a price not less than the highest price paid to acquire interests in the Janus Henderson ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by any acquisition of interests in shares by a person already interested (together with its concert parties) in shares carrying between 30% and 50% of the voting rights in Janus Henderson if the effect of such acquisition were to increase that person's interests in shares carrying voting rights.

CHESS Depositary Interests

        CDIs are quoted and traded on the financial market operated by ASX. Janus Henderson ordinary shares will be able to be traded on the NYSE, but will not be able to be traded on ASX. This is because ASX's electronic settlement system, known as CHESS, cannot be used directly for the transfer of securities of issuers, such as Janus Henderson, incorporated in countries whose laws do not recognize CHESS as a system to record uncertificated holdings or to electronically transfer legal title. CDIs have been created to facilitate electronic settlement and transfer in Australia for companies in this situation.

        CDIs are a type of depositary receipt which provide the holder with beneficial ownership of the underlying ordinary shares of Janus Henderson. The legal title to these ordinary shares is held by CHESS Depositary Nominees Pty Ltd (ABN 75 071 346 506), a wholly owned subsidiary of ASX, which we refer to as the Depositary Nominee, who is the registered holder of the Janus Henderson ordinary shares.

        Each CDI represents a beneficial interest in one Janus Henderson ordinary share and, unlike Janus Henderson ordinary shares, each CDI can be held, transferred and settled electronically within CHESS.

        CDIs are traded electronically on ASX. However, there are a number of differences between holding CDIs and Janus Henderson ordinary shares. The major differences are that:

  •
  CDI Holders do not have legal title in the underlying Janus Henderson ordinary shares to which the CDIs relate. Legal title to the Janus Henderson ordinary shares are held by the Depositary Nominee. CDI Holders have beneficial ownership of the underlying Janus Henderson ordinary shares and legal and beneficial ownership of the CDIs; and

  •
  CDI Holders are not able to vote personally as shareholders at a meeting of Janus Henderson. Instead, CDI Holders are provided with a voting instruction form which will enable them to instruct the Depositary Nominee in relation to the exercise of voting rights. In addition, a CDI Holder is able to request the Depositary Nominee to appoint the CDI Holder or a third party nominated by the CDI Holder as its proxy so that the proxy so appointed may attend meetings and vote personally as the Depositary Nominee's proxy.

        Alternatively, CDI Holders can convert their CDIs into Janus Henderson ordinary shares in sufficient time before the relevant meeting, in which case they will be able to vote personally as shareholders of Janus Henderson.

Summary of Rights and Entitlements

Introduction

        CDIs are units of beneficial ownership in non-Australian securities, legal title to the securities being held by an Australian depositary entity, the Depositary Nominee.

        Each CDI Holder receives a holding statement which sets out the number of CDIs held by it and the reference number of the holding. These holding statements are provided to holders when a holding is first established and if there is a change in their holding of CDIs.

        A summary of the rights and entitlements of CDI Holders is set out below.

Ratio of CDIs to Janus Henderson ordinary shares

        Each CDI represents one underlying Janus Henderson ordinary share.

Voting

        In order to vote at a meeting of Janus Henderson, a CDI Holder may:

  •
  instruct the Depositary Nominee, as legal owner of the Janus Henderson ordinary shares, to vote the Janus Henderson ordinary shares represented by their CDIs in a particular manner—the voting instruction form must be completed and returned to the share registry for the CDIs prior to a record date fixed for the purpose, which we refer to as the CDI Voting Instruction Receipt Time, and notified to CDI Holders in the voting instructions included in a notice of meeting; or

  •
  instruct the Depositary Nominee, as legal owner of the Janus Henderson ordinary shares, to appoint the CDI Holder or a third party nominated for that purpose by the CDI Holder as its proxy so that the proxy so appointed may attend meetings and exercise the votes attached to the shares represented by their CDIs as the Depositary Nominee's proxy. The voting instruction form must be completed and returned to the share registry for the CDIs prior to the CDI Voting Instruction Receipt Time; or

  •
  convert their CDIs into a holding of Janus Henderson ordinary shares and vote these at the meeting (this must be undertaken prior to a record date fixed by the Janus Henderson board for determining the entitlement of members to attend and vote at the meeting and, if the holder later wishes to sell their investment on ASX, it would first be necessary to convert those Janus Henderson ordinary shares back to CDIs). Further details on the conversion process are set out below.

        Voting instruction forms and details of these alternatives are included in each notice of meeting sent to CDI Holders by Janus Henderson.

Transmutation of CDIs to Janus Henderson ordinary shares

        CDI Holders may at any time transmute (i.e. convert) their CDIs to a holding of Janus Henderson ordinary shares by instructing the share registry for the CDIs, either:

  •
  directly in the case of CDIs held on the issuer sponsored subregister (CDI Holders can complete a "CDI Cancellation AU-US Register form" and return to the share registry for the CDIs); or

  •
  through their "sponsoring participant" (usually their broker) in the case of CDIs which are held on the CHESS subregister (in this case, the sponsoring broker will arrange for completion of the form and its return to the share registry for the CDIs).

        In both cases, once the share registry for the CDIs has been notified, it will arrange the transfer of the relevant number of Janus Henderson ordinary shares from the Depositary Nominee into the name of the CDI Holder.

        This process will normally be completed within three to five days once the share registry for the CDIs receives a duly completed and valid instruction. The share registry for the CDIs or a broker can assist CDI Holders to convert CDIs to Janus Henderson ordinary shares. The share registry for the CDIs will not charge a fee for the conversion (although a fee may be payable by market participants).

        Holding Janus Henderson ordinary shares will, however, prevent a person from selling their Janus Henderson ordinary shares on ASX, as only CDIs will be traded on the financial market operated by ASX.

Transmutation of Janus Henderson ordinary shares to CDIs

        Janus Henderson ordinary shares may be transmuted (i.e. converted) into CDIs and traded on the financial market operated by ASX. Holders of Janus Henderson ordinary shares may at any time transmute those Janus Henderson ordinary shares to CDIs by contacting the share registry for the CDIs and completing a CDI Issuance (U.S. Register to Australian CDI Register) form, lodging this with the share registry for the CDIs along with their share certificate or Direct Registration System advice.

        The share registry for the CDIs will arrange for the transfer of the Janus Henderson ordinary shares from the holder's name into the name of the Depositary Nominee and issue CDIs in the name of the relevant holder. Holdings statements will then be issued to the CDI Holder.

        A broker or the share registry for the CDIs can assist a shareholder of Janus Henderson to transmute Janus Henderson ordinary shares to CDIs. Again, the share registry for the CDIs will not charge a fee for the conversion (although a fee may be payable by market participants).

Dividends and Other Shareholder Entitlements

        Janus Henderson is required to treat CDI Holders, in respect of dividends and other entitlements, as if they were the holders of the underlying Janus Henderson ordinary shares.

        CDIs have all the direct economic benefits of legal ownership (such as the right to receive the same dividends, rights issues and bonus issues) to which direct holders of Janus Henderson ordinary shares are entitled. Due to the need to convert dividends from US dollars to Australian dollars, CDI Holders may potentially be advantaged or disadvantaged by exchange rate fluctuations, depending on whether the Australian dollar weakens or strengthens against the US dollar during the period between the declaration of the dividend and conversion into Australian dollars.

Takeovers

        If a takeover bid is made in respect of any of the Janus Henderson ordinary shares of which the Depositary Nominee is the registered holder, the Depositary Nominee is prohibited from accepting the offer made under the takeover bid except to the extent that acceptance is authorized by the CDI Holders in accordance with the ASX Settlement Operating Rules, as defined below. The Depositary Nominee must accept a takeover offer if a CDI Holder instructs it to do so. The ASX Settlement Operating Rules mean the operating rules issued by ASX Settlement Pty Ltd (ABN 49 008 504 532) as amended or replaced from time to time and as modified by any express written waiver or exemption given by ASX Settlement Pty Ltd.

Other Rights

        As CDI Holders will not appear on the Janus Henderson share register as legal holders of Janus Henderson ordinary shares, any other right conferred on CDI Holders may be exercised by means of them instructing the Depositary Nominee.

Meetings

        Where CDI Holders instruct the Depositary Nominee to appoint the CDI Holder or another person nominated for that purpose as its proxy in accordance with the procedures summarized above, the proxy so appointed will be able to attend and vote at meetings as the Depositary Nominee's proxy.

Fees

        A CDI Holder should not incur any additional fees or charges as a result of holding CDIs rather than Janus Henderson ordinary shares.

Trading in CDIs

        CDI Holders who wish to trade in CDIs will be transferring beneficial title to the shares rather than legal title. The transfer will be settled electronically by delivery of the relevant CDI holding through CHESS.

Jersey, Channel Islands Regulatory Matters

        A copy of this document has been delivered to the registrar of companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, and the registrar has given, and has not withdrawn, consent to its circulation, such consent having been given on [    •    ].

        The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of securities in Henderson, such consent having been given on [    •    ].

        It must be distinctly understood that, in giving these consents, neither the registrar of companies nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of Henderson or for the correctness of any statements made, or opinions expressed, with regard to it.

        If you are in any doubt about the contents of this document you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

        The directors of Henderson have taken all reasonable care to ensure that the facts stated in this document are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the document, whether of facts or of opinion. All the directors accept responsibility accordingly.

        It should be remembered that the price of securities and the income from them can go down as well as up.

REMUNERATION OF HENDERSON DIRECTORS AND SENIOR MANAGEMENT

        The information in this section relates to historical compensation and policies of Henderson only and does not reflect any modifications to, or the post-closing structure of, the combined company's compensation policies anticipated as a result of the merger.

Remuneration Principles

        Henderson's remuneration policy is focused on pay for performance and in driving shareholder returns over the long term, while prudently managing risk. In doing so, the Remuneration Committee of the Henderson board, which we refer to as the Remuneration Committee, and the Henderson board recognize that Henderson's remuneration policies and practices must enable Henderson to attract, motivate and retain exceptional people, while aligning their interests with those of shareholders. The Remuneration Committee works closely with the Board Risk Committee of the Henderson board, which we refer to as the Board Risk Committee, to ensure that performance is not achieved by taking unnecessary risks that fall outside the risk appetite of the Henderson board.

        The key drivers of Henderson's remuneration philosophy and strategy are to:

  •
  Attract and retain individuals critical to the long-term success of the company by providing total reward opportunities which, subject to performance, are competitive within the company's defined markets both in terms of quantum and structure and reflect individual contribution to business performance and sound risk management.

  •
  Maintain an appropriate balance between both fixed and variable pay, and short and long-term elements of remuneration, to minimize the probability of excessive risk taking and to align with the company's strategic objectives and time horizons.

  •
  Reinforce a strong performance culture through rewards which are differentiated based on Henderson, division, team and individual performance.

  •
  Align management interests with those of the company's shareholders and clients through building appropriate share and fund ownership over time.

  •
  Ensure that reward related processes are compliant with industry regulations, legislation and market best practice and have effective risk management controls.

        Henderson's remuneration principles are reinforced by achieving an appropriate balance of the following remuneration elements:

  •
  Base pay.  Core fixed pay element to attract and retain employees with the personal attributes, skills and experience required to deliver Henderson's strategy.

  •
  Benefits.  Provision of competitive, cost and tax effective benefits, geared towards the promotion of employee wellbeing, to attract and retain employees with the personal attributes, skills and experience required to deliver Henderson's strategy.

  •
  Pension.  Provision of market competitive pension arrangements, in a way that does not create an unacceptable level of financial risk or cost to Henderson, to assist with employee recruitment and retention, and to assist employees in building wealth for their retirement years.

  •
  STI.  Reward performance on an annual basis, by reference to Henderson's financial performance and individual strategic and personal contribution, thereby aligning employee interests with the annual business plan and to the interests of shareholders. A material proportion of the STI award is deferred to satisfy regulatory requirements in addition to aligning the interests of the employee with those of the shareholders and clients via mutual linkage to Henderson share price and investment performance of selected Henderson funds.

  •
  LTIP.  Supports superior business performance over the longer term and aligns Executive Directors' and shareholders' interests via the linkage to TSR and to other long-term performance measures which are aligned to the achievement of Henderson's long-term strategy.

Total Remuneration

        The tables below report the single figure remuneration for the years ended December 31, 2015 and 2014.

Single Total Figure of Remuneration—Executive Directors

	Base Pay		Benefits		Pension		Total
Executive Director	2015	2014	2015	2014	2015	2014	2015	2014
£
Andrew Formica	420,000	403,000	5,000	3,000	37,000	18,000	6,469,000	4,315,000
Roger Thompson	338,000	330,000	2,000	1,000	27,000	15,000	2,082,000	1,740,000

	STI		Long Term Incentive ("LTI")		Other		Total
Executive Director	2015	2014	2015	2014	2015	2014	2015	2014
£
Andrew Formica	1,560,000	1,650,000	4,427,000	2,176,000	20,000	65,000	6,469,000	4,315,000
Roger Thompson	650,000	650,000	1,058,000	741,000	7,000	3,000	2,082,000	1,740,000

Notes:
•
Remuneration of Executive Directors is for the calendar year or, if applicable, from the date of appointment or to the date of resignation.

•
Benefits consist of the provision of life assurance, critical illness insurance, private medical insurance and lunch allowance.

•
Pension includes any additional employer contribution in respect of a Self-Invested Personal Pension and as applicable, a cash allowance taken in lieu of contribution to the Henderson pension scheme.

•
As part of a wider change covering all members of the Henderson defined contribution pension plan, the internal scheme earnings cap was removed with effect from April 1, 2015, such that contributions for all members, including Executive Directors, are now based on their full basic salary.

•
STI is the gross annual discretionary award for the performance year before mandatory deferral is applied.

•
LTI includes LTIP awards vesting during the year (including dividend equivalents), Save As You Earn, which we refer to as SAYE, Restricted Share Plan, which we refer to RSP, and Employee Share Ownership Plan, which we refer to as ESOP, matching shares which vested during the year. They are valued at a share price of £2.88, being the average share price over the last quarter of 2015 as required under U.K. regulations

•
Other comprises amounts paid in relation to dividends earned on beneficial interests in Henderson share plans.

•
The 2014 LTI figure for Roger Thompson relates to an RSP award which vested in December 2014.

Fixed Pay and Benefits

        The Chief Executive's base pay remained unchanged throughout the fiscal year ended December 31, 2015 at £420,000. The Chief Financial Officer's base pay was increased by 3% to £340,000 with effect from April 1, 2015, which was in line with average increases awarded to the wider employee population.

        The benefits consist of life insurance, critical illness insurance and private medical insurance, plus a lunch allowance, in line with benefits provided to other employees.

Pension Entitlements and Contributions

        The Executive Directors participate in the non-contributory section of the Henderson Group Pension Scheme that provides defined contribution benefits on the same basis as other employees. The Chief Executive and the Chief Financial Officer are each entitled to a contribution, currently 10.5% of base pay, into Henderson's defined contribution pension plan. Contributions to the Henderson Group Pension Scheme were previously limited by the operation of the annual Scheme earnings cap which was £143,600 until March 31, 2015, after which the earnings cap was removed for all participants in the defined contribution plan (including Executive Directors). Due to the application of HM Revenue and Customs pension limits (Lifetime Allowance and Annual Allowance), both the Chief Executive and the Chief Financial Officer elected to take the cash alternative during 2015.

        During the fiscal year ended December 31, 2015, Henderson contributed £7,445 to Andrew Formica's pension plan in the period up to April 30, 2015 and paid a pension cash allowance of £29,400 to cover the period after that date. In addition, Henderson contributed £3,770 to the Chief Financial Officer's pension plan in the period up to March 31, 2015 and paid a pension cash allowance of £22,950 to cover the period after that date.

STI for the Year Ended December 31, 2015

        For the purpose of determining the 2015 bonus, the Remuneration Committee assessed the performance of the business overall and of each of the Executive Directors.

Financial Performance

        Henderson delivered financial results which were a significant improvement on those for 2014—which was in itself a record year—and exceeded those set out in the 2015 business plan. This was even in the context of mixed market conditions during the year.

        The overall assessment of financial performance under the STI scorecard is a total score of 71.9% (35.9% out of a possible 50% as shown under "—STI performance measures; Financial" below.).

STI Performance Measures

Financial

	Weighting	Target(2)	Actual outcome	Percentage of max(3)	Weighted achievement of max (out of 50%)

Return on equity ("ROE") pre-tax (pre variable compensation(1)) growth vs 2014	10%	5%	2.1%	42.8%
Underlying pre-tax profit (pre variable compensation(1)) growth vs 2014	30%	5%	16.6%	83.2%
Revenue growth (management fees only) vs 2014	15%	5%	16.1%	80.3%	35.9%
Operating margin (pre variable compensation(1)) growth vs 2014	15%	0.5%	0.5%	49.8%
One and three year investment performance	15%	70%	81.5%	75.6%
Net inflows	15%	6%	15.0%	78.5%

(1)
These measures exclude performance fee revenues and all variable compensation.

(2)
The figure shown is the target at which 50% of the maximum STl award (500% and 300% of base salary for the Chief Executive and Chief Financial Officer respectively) would be awarded.

(3)
This shows actual achievement as a percentage of the outcome at which the maximum STI award would be awarded.

Strategic and Personal Contributions

        Strategic objectives (assessed as 78% achievement, 19.5% out of possible 25%):

  •
  During the year ended December 31, 2015, the progress on business strategy exceeded expectations with a number of strategic initiatives being driven by the Executive Directors including:

  •
  Second positive year of progress against the five year growth and globalization strategy.

  •
  The sale of the remaining 40% stake in the THRE joint venture.

  •
  The build out of Henderson's Australian proposition via the acquisition of the 90 West and Perennial purchases which has increased Henderson's AUM from Australian domiciled clients by £5.3 billion.

  •
  Strengthening of Henderson's regulatory capital position from a significant deficit to a surplus, preparing Henderson for the expiry of the company's investment firm consolidation waiver which occurred in April 2016 and enabling a £25 million share buyback program.

  •
  Further strengthening of new capabilities (such as US High Yield, Emerging Markets and Agriculture) as reflected in strong investment performance and in flows within those areas.

        The Executive Directors each exceeded their agreed personal objectives.

        In particular, Andrew Formica:

  •
  Delivered on Henderson's growth and globalization strategy, with strong results across all aspects of the plan.

  •
  Maintained strong leadership, despite a senior departure during 2015, and rationalized the executive committee to enhance its cohesiveness and agility.

  •
  As Chief Executive, directed the Perennial acquisition successfully to close in November 2015.

  •
  Together with the Chief Financial Officer, was a key driver of Henderson's People Strategy as reflected in consistently low turnover rates and staff engagement scores which significantly outscore sector benchmarks.

  •
  Maintained and enhanced strong and enduring relationships with regulators.

  •
  Co-chaired the Investment 2020 programme, established in 2012.

  •
  From an external perspective, played a key role within the Investment Association and has been appointed as a Non-Executive Director at Hammerson plc, both of which enable him to provide valuable insights and bring external perspectives to the management of Henderson.

        Roger Thompson:

  •
  Delivered on Henderson's growth and globalization strategy, with strong results across all aspects of the plan.

  •
  Following implementation of the first phase of a new global finance platform in 2014, oversaw the stabilization and embedding of the new platform including delivery of the Purchase-to-Pay and Reporting workstreams, to materially enhance business as usual and reporting capabilities during 2015.

  •
  Together with the Chief Executive, was a key driver of Henderson's People Strategy as reflected in consistently low turnover rates and staff engagement scores which significantly outscore sector benchmarks.

  •
  Successfully implemented succession plans in place for two of his senior team following their departures, managing the departures with minimum disruption to the business.

  •
  Continued to develop his good working relationship with investors and analysts, travelling globally to deliver the key messages behind the 2014 full year and 2015 interim results.

  •
  As an ambassador for Henderson, spoke at a variety of external events.

        The individual STI outcomes, relative to the maximum STI opportunity (500%/300% of base salary for the Chief Executive and Chief Financial Officer respectively) are shown graphically below.

Performance 2015—Chief Executive

        The Remuneration Committee determined the Chief Executive's bonus against a balanced scorecard of:

  •
  financial measures (net flows, one and three year investment performance, and growth in operating margin, underlying profit before tax, revenue and ROE); and

  •
  non-financial measures (strategic contribution and performance against personal objectives).

        The targets are set as part of the annual planning process overseen and ultimately approved by the Henderson board. The Target represents the planned outcome for Henderson with Maximum aligned with the stretch target and Threshold representing a minimum requirement for any incentive bonus to be paid. The same process is used to guide incentive decisions more widely across the executive committee.

        The performance against each of these measures is set out in the graphic above. The weighted outcome of these measures as a percentage of maximum bonus opportunity (500% × salary for 2015) resulted in an aggregate bonus equivalent to 371% of salary (i.e. £1.56 million) prior to any adjustments determined by the Remuneration Committee at its discretion.

Performance 2015—Chief Financial Officer

        The Remuneration Committee determined the Chief Financial Officer's bonus against a balanced scorecard of:

  •
  financial measures (net flows, one and three year investment performance, and growth in operating margin, underlying profit before tax, revenue and ROE); and

  •
  non-financial measures (strategic contribution and performance against personal objectives).

        The targets are set as part of the annual planning process overseen and ultimately approved by the Henderson board. The Target represents the planned outcome for Henderson with Maximum aligned with the stretch target and Threshold representing a minimum requirement for any incentive bonus to be paid. The same process is used to guide incentive decisions more widely across the executive committee.

        The performance against each of these measures is set out in the graphic above. The weighted outcome of these measures as a percentage of maximum bonus opportunity (300% × salary for 2015) resulted in an aggregate bonus equivalent to 223% of salary (i.e. £759,000) prior to any adjustments determined by the Remuneration Committee at its discretion.

        In a further enhancement to prior year disclosures, the Target for each financial metric, which is the level at which 50% of the maximum bonus opportunity would be achieved, is set out in the tables above.

        As part of the annual review process, the Remuneration Committee considered the recommendations of the Board Risk Committee in relation to the nature, incidence and materiality of risk issues arising during the year ended December 31, 2015 and an overall assessment of risk management relative to the risk appetite statement. As a result of that review, the Remuneration Committee determined that no adjustments were required in relation to the bonus pools (2014: adjustment of £1 million), although an adjustment was applied to the vesting outcome of the 2013 LTIP, as discussed below.

        The Remuneration Committee also has the discretion to adjust the final STI outcome (upwards or downwards at either an overall funding level and/or in respect of awards to specific Executive Directors) to ensure that the outcome of the STI scorecard is fair in the context of overall Henderson performance, business performance and individual strategic/personal objectives, or in the event that an exceptional event occurred outside of the Executive Directors control which, in the Remuneration Committee's opinion, may have materially affected the STI outcome. The Remuneration Committee decided that no such adjustment was required. However, the Chief Financial Officer proposed that his bonus be adjusted in the interest of consistency of reward outcomes across the wider business. As a result he received an STI bonus of £650,000 as set out in the table below.

        The awards for Executive Directors were subject to Henderson's mandatory deferral policy.

        The resulting STI awards (annual bonuses) for the fiscal year ended December 31, 2015 were as follows:

				Deferred (£)
Executive Director	Total (£)		Cash (£)	Company shares(1)	Funds(2)	As a % of base salary	As a % of maximum opportunity
Andrew Formica	1,560,000		850,000	—	710,000	371%	74.2%
Roger Thompson	650,000	(3)	395,000	127,5000	127,5000	191%	63.7%

Notes

(1)
The deferred Henderson ordinary shares referred to in the table above will be awarded at a price equal to the average purchase price of the underlying shares acquired to satisfy all awards (to all participants) under the Deferred Equity Plan, which we refer to as DEP, immediately prior to the date of award.

(2)
The deferred fund Interests referred to in the table above were awarded at the unit value of the relevant fund(s) on April 1, 2016.

(3)
Although the calculated STI award for the Chief Financial Officer was £759,000, he waived entitlement to the incremental amount relative to 2014 as discussed above.

LTI Vesting in Respect of Performance Periods Ended in 2015

        The performance period for the 2013 LTIP ended on December 31, 2015. The table below shows the calculation to determine the percentage vesting based on the TSR result over the performance period. This accounts for vesting of 95% of the award. The Remuneration Committee was satisfied that this reflected the financial and operating performance of the business over the period. In addition, the Remuneration Committee assessed performance against a range of risk and sustainability measures which account for the other 5% of the award and determined that this element should be reduced to 3% of the maximum 5% available. This reflects the Remuneration Committee's recognition of a small number of legacy control and governance issues which have been identified and addressed (or are in the process of being addressed). The responsibility for these shortcomings ultimately rests with the senior members of the firm who make up the material proportion of participants within this plan, and it was concluded that the timing of these legacy issues correlated with the performance period of the

2013 LTIP. Therefore, the Remuneration Committee felt that a reduction in the element relating to the risk and sustainability metrics was justified.

Metric	Condition	Threshold Target	Stretch Target	Actual	% Vesting
Relative TSR	TSR vs FTSE General Financials	25% at 50th percentile	100% at 75th percentile	90th percentile	95%
Risk and sustainability	Subjective assessment by the Remuneration Committee, taking in to account the recommendations of the Board Risk Committee, across a range of risk and sustainability metrics				3%
Total (% of maximum)					98%

        The table below shows the vesting details of the 2013 LTIP for Andrew Formica and Roger Thompson. The awards vested on April 6, 2016. The value of the vested shares is based on a share price of £2.88, this being the average share price during the last quarter of 2015 in accordance with the regulations.

Executive Director	Number of Options at Grant	Number of Options Vested	Number of Lapsed Options	Vesting Share Price (£)	LTIP value (£)	Value of dividends accrued on vested shares (£)	Total value (£)
Andrew Formica	1,050,000	1,029,000	21,000	2.88	2,966,000	259,000	3,225,000
Roger Thompson	350,000	343,000	7,000	2.88	989,000	69,000	1,058,000

Note

•
In addition to the vested award under LTIP 2013, the single figure disclosure (£4,427,375) for Andrew Formica includes matching shares vesting under ESOP 2011 of £1,183,420, being 410,540 shares at a share price of £2.88 and gain on options vesting under Sharesave 2012 of £18,973 being 9,736 options with an option gain of £1.95 per option.

LTI Awards Made during 2015

        Under the LTIP, the Remuneration Committee may make awards to Executive Directors up to a maximum number of ordinary shares determined by the committee at the date of grant. Vesting of awards is partly after three years (2/3 of initial award) and partly after four years (1/3 of initial award). Under the 2015 LTIP, the vesting of awards is subject to the achievement of relevant performance targets over the measurement period, and continued employment. Vested shares under the plan are subject to additional holding periods (two years for the first vested tranche and one year for the second vested tranche) such that the minimum period between grant and release is five years. Vested awards must be exercised any time within the holding period or the following five years, otherwise the award automatically lapses.

        The performance measures under the 2015 LTIP are:

  •
  TSR performance measured equally against the FTSE 350 and the ASX 100 (50% in aggregate).

  •
  Net flows (15%).

  •
  Three year investment performance (15%).

  •
  Growth in operating margin (10%).

  •
  Success in execution of the People Strategy (10%).

        In addition, the Remuneration Committee must be satisfied that the above performance conditions appropriately reflect Henderson's underlying financial performance over the measurement period.

        The Remuneration Committee has the power to vary or lapse individual unvested awards in cases of poor risk management, or where results have been misstated or where there has been serious misconduct, a material failure in risk management or a downturn in financial performance. The Remuneration Committee also has the ability in certain cases to claw back vested awards.

        In 2015, the following LTI awards were granted to Executive Directors:

Executive Director	Type of award	Basis of award (% of salary)	Share price (£)	Number of options granted	Face value of award (£)	% of face value that would vest at threshold performance	Vesting determined by performance over
Andrew Formica	Nil priced options	500%	2.793	751,879	2,100,000	25%	2015 - 2017 (2/3) 2015 - 2018 (1/3)
Roger Thompson	Nil priced options	300%	2.793	354,457	990,000	25%	2015 - 2017 (2/3) 2015 - 2018 (1/3)

Notes:

•
Henderson's policy for LTIP awards to its Executive Directors is, other than where a material performance or other concern was present, to grant LTIP options at the maximum face value permitted under the shareholder approved plan (i.e. at 500% and 300% of base salary for the Chief Executive and Chief Financial Officer, respectively) to maximize their alignment with the long-term interests of the company and its shareholders.

•
The face value of the award is based on the share price at the date of award (£2.793).

•
The LTIP awards made to the Chief Executive and the Chief Financial Officer on May 1, 2015 were in the form of nil priced options. This gives them rights over shares at the time of vesting subject to the satisfaction of relevant performance conditions over the plan measurement period.

•
The resulting value of the award will be based on the number of options that vest and the prevailing share price at the point of vesting.
Single Total Figure of Remuneration—Chairman

	Fees (£)		Benefits/ Expenses (£)
Non-Executive Director	2015	2014	2015	2014
Chairman
Richard Gillingwater	200,000	200,000	3,000	4,000

Fees for the Board Chairman

        The table below shows the annualized fees payable to the Chairman of Henderson during the fiscal year ended December 31, 2015.

£	Board Chairman	Base fee	Senior Independent Director fee	Committee Chair	Committee member	Total 2015
Chairman
Richard Gillingwater	200,000	—	—	—	—	200,000

Outstanding LTI and Other Share Scheme Awards

        The table below shows the vesting results of LTIP awards for 2011 to 2013. The 2014 and 2015 plans may vest, depending on performance over the measurement period, in 2016 and 2017 (2014 LTIP) and 2017 and 2018 (2015 LTIP) respectively. The table also shows the outstanding interests of Executive Directors in these plans.

	2011 LTIP	2012 LTIP	2013 LTIP	2014 LTIP	2015 LTIP
Awards made	March 2011	March 2012	March 2013	May 2014	May 2015
Performance period	2011 - 2013	2012 - 2014	2013 - 2015	2014 - 2016 (2/3) 2014 - 2017 (1/3)	2015 - 2017 (2/3) 2015 - 2018 (1/3)
Performance criteria	TSR vs FTSE General Financials Below 50th = zero	TSR vs FTSE General Financials (95%) Risk and sustainability (5%) Below 50th = zero			As set out in the table on pages [•] and [•1]
	At 50th = 25% Above 75th = 100% Straight line between these points	At 50th = 25% Above 75th = 100% Straight line between these points
Vesting dates	March 1, 2014	April 6, 2015	April 6, 2016	April 1, 2017 (2/3) April 1, 2018 (1/3)	April 1, 2018 (2/3) April 1, 2019 (1/3)
Exercise by	March 1, 2019	April 6, 2020	April 6, 2021	April 1, 2022 (2/3) April 1, 2023 (1/3)	April 1, 2025 (2/3) April 1, 2025 (1/3)
Outcome	TSR of 86% 68th percentile 78% vested	TSR of 116% 55th percentile 43% vested	TSR of 171% 90th percentile	Performance period not complete	Performance period not complete
Vesting date share price	£2.54	£2.90	£2.88	n/a	n/a

Executive Director	Plan	Type	2013 award vests 2016	2014 award vests 2017/18	2015 award vests 2018/19	Interest at December 31, 2015
Andrew Formica	LTIP	Options	1,050,000	790,000	751,879	2,591,879
Roger Thompson	LTIP	Options	350,000	372,500	354,457	1,076,957

Notes:

•
The share price shown for the 2013 LTIP is the average share price during the last quarter of 2015.

•
The 2013 LTIP vested on April 6, 2016 with a vesting percentage of 98%.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS, DIRECTORS AND MANAGEMENT OF HENDERSON

Security Ownership of Major Shareholders

        To the knowledge of management: (i) Henderson is not directly or indirectly owned or controlled (a) by another corporation or (b) by any foreign government; and (ii) there are no arrangements the operation of which may at a subsequent date result in a change in control of Henderson. To the knowledge of Henderson's management, there is no controlling shareholder of Henderson.

        As at October 31, 2016, the issued share capital of Henderson consisted of 1,131,842,09 ordinary shares. The table below presents, to the knowledge of Henderson's management on the basis of notification received under the DTRs, and other notifications received from shareholders by Henderson, information regarding the total amount of Henderson ordinary shares directly or indirectly owned by Henderson's major shareholders, including, in accordance with applicable U.K. regulations, each shareholder that is known to Henderson to have voting rights of 3% or more as at October 31, 2016:

Name of Beneficial Owner and Address	Ordinary shares	Percentage
Perpetual Limited(1)	154,242,263	13.63%
Commonwealth Bank of Australia(2)	56,052,098	4.95%
JCP Investment Partners Limited(3)	34,300,553	3.03%
Westpac Banking Corporation(4)	43,312,073	3.83%
The Capital Group Companies, Inc.(5)	56,242,825	4.97%
Bennelong Fund Management Group Pty Ltd(6)	46,533,660	4.11%

(1)
The address of Perpetual Limited is Angel Place, 123 Pitt Street, GPO BOX 4171, Sydney, NSW, 2001 Australia.

(2)
The address of Commonwealth Bank of Australia is Tower 1, 201 Sussex Street, Sydney, NSW, 2000 Australia.

(3)
The address of JCP Investment Partners Limited is Level 23, Bourke Place, 600 Bourke Street, Melbourne, VIC, 3000 Australia.

(4)
The address of Westpac Banking Corporation is Level 20, Westpac Place, 275 Kent Street, Sydney, NSW, 2000 Australia.

(5)
The address of The Capital Group Companies, Inc. is 333 S. Hope Street, 53rd Floor, Los Angeles, CA 90071 USA.

(6)
The address of Bennelong Fund Management Group Pty Ltd is Level 1, 9 Queen Street, Melbourne, VIC, 3000 Australia.

        To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Henderson's other shareholders and there are no shareholdings that carry special rights relating to control of Henderson.

Security Ownership of Henderson Directors and Senior Management

        The following table presents, to the knowledge of Henderson's management, information regarding the total amount of Henderson ordinary shares, directly or indirectly, owned by Henderson directors (and each of their connected persons), senior management and the directors and senior management as a group, as at October 31, 2016 (including shares underlying unexercised options exercisable within 60 days of October 31, 2016):

Name of Beneficial Owner and Address	Ordinary shares	Percentage(1)(2)
Non-Executive Directors
Richard Gillingwater	15,000	*
Sarah Arkle	20,663	*
Kalpana Desai	—	—
Kevin Dolan	3,083	*
Tim How	11,780	*
Robert Jeens	14,694	*
Angela Seymour-Jackson	11,082	*
Senior Management
Andrew Formica	4,168,132	*
Roger Thompson	548,198	*
Phil Wagstaff	13,229	*
Rob Adams	*	*
Jacqui Irvine	*	*
All directors and senior management as a group (12 individuals)	[•]	[•]

Note:

*
Indicates less than 1%.

(1)
The address for each non-executive director and member of senior management is 201 Bishopsgate, EC2M 3AE, United Kingdom.

(2)
Percentages are based on 1,131,842,109 Henderson ordinary shares issued and outstanding as of October 31, 2016.

Outstanding Share-based Awards and Options-based Awards

        The tables below show the Executive Directors' outstanding interests in Henderson share schemes at December 31, 2014 and 2015, together with the additional interests in shares held beneficially by the Executive Directors outside the Henderson share schemes. They include the movements in the employee and executive share plans in 2015.

				Movement during year
Executive Director	Plan	Type	Interest at December 31, 2014	Awarded	Vested 2015 not exercised	Vested 2015 and exercised	Vested in previous years and exercised	Lapsed	Interest at December 31, 2015
Andrew Formica	SAYE	Options	13,941	3,964	—	9,736	—	—	8,169
	BAYE	Shares	57,477	4,001	—		—	—	61,478
	DEP/ESOP	Shares	410,542	102,635	—	307,905	—	—	205,272
	LTIP	Options	3,240,000	751,879	—	602,000	—	798,000	2,591,879

Total outstanding interests in Henderson share schemes									2,866,798

Total shares held outright outside of Henderson share schemes									6,721,414

Total interests in Henderson ordinary shares									9,588,212

				Movement during year
Executive Director	Plan	Type	Interest at December 31, 2014	Awarded	Vested 2015 not exercised	Vested 2015 and exercised	Vested in previous years and exercised	Lapsed	Interest at December 31, 2015
Roger Thompson	BAYE	Shares	2,961	2,117	—	—	—	—	5,088
	LTIP	Options	722,500	354,457	—	—	—	—	1,076,957
	DEP	Shares	37,549	44,289	—	12,516	—	—	69,322
	SAYE	Options	8,411	—	—	—	—	—	8,411

Total outstanding interests in Henderson share schemes									1,159,778

Total shares held outright outside of Henderson share schemes									188,239

Total interests in Henderson ordinary shares									1,348,018

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF JANUS AND JANUS MANAGEMENT

Security Ownership of Certain Beneficial Owners of Janus

        The following table and accompanying footnotes set forth information relating to the beneficial ownership of Janus common stock by each person, or group of affiliated persons, known by Janus to beneficially own 5% or more of Janus's issued and outstanding common stock. The information provided in the table is based on information filed with the SEC and on information provided to Janus as of [    •    ] [    •    ], 2016.

Shares of Common Stock Beneficially Owned(1)
Name	Number	Percentage
Dai-ichi Life Holdings, Inc.(2)	[•]	[•]
BlackRock, Inc.(3)	[•]	[•]
The Vanguard Group Inc.(4)	[•]	[•]

(1)
Ownership, both direct and indirect, is based on the number of shares outstanding as of [    •    ] [    •    ], 2016, including unvested restricted stock units that will vest within 60 days of [    •    ] [    •    ], 2016 and any shares that may be acquired upon the exercise of options within 60 days of [    •    ] [    •    ], 2016. The holders have sole voting and dispositive power over the shares except as otherwise noted in the footnotes below.

(2)
Information regarding beneficial ownership of the shares by Dai-ichi Life is included herein based on a Form 4 filed with the SEC on August 1, 2016, relating to such shares beneficially owned as of August 1, 2016. The address of Dai-ichi Life is 13-1, Yurakucho 1-Chome, Chiyoda-ku, Tokyo, 100-8411 Japan.

(3)
Information regarding beneficial ownership of the shares by BlackRock, Inc., which we refer to as BlackRock, is based on a Schedule 13G filed with the SEC on January 26, 2016, relating to such shares beneficially owned as of December 31, 2015. Such report provides that BlackRock is beneficial owner of and has sole dispositive power with respect to all shares and sole voting power with respect to 12,249,409 shares. BlackRock's address is 55 East 52nd Street, New York, NY 10055.

(4)
Information regarding beneficial ownership of the shares by The Vanguard Group Inc., which we refer to as Vanguard, is based on a Schedule 13G filed with the SEC on February 10, 2016, relating to such shares beneficially owned as of December 31, 2015. Such report provides that Vanguard is the beneficial owner of 10,290,180 shares, and has sole dispositive power with respect to 10,093,448 shares and sole voting power with respect to 197,832 shares. Vanguard's address is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

Security Ownership of Janus Management

        The following table and accompanying footnotes set forth information relating to the beneficial ownership of Janus's common stock by Janus directors and named executive officers and its directors and named executive officers as a group.

Shares of Common Stock Beneficially Owned(1)
Name	Number	Percentage
Glenn S. Schafer, Chairman of the Board of Directors(2)	[•]	[•]
Timothy K. Armour, Director(2)	[•]	[•]
George Batejan, Executive Vice President, Global Head of Technology and Operations	[•]	[•]
Augustus Cheh, President of Janus International	[•]	[•]
G. Andrew Cox, Director(2)	[•]	[•]
Jeffrey J. Diermeier, Director(2)	[•]	[•]
Eugene Flood, Jr., Director(2)	[•]	[•]
J. Richard Fredericks, Director(2)	[•]	[•]
Deborah R. Gatzek, Director(2)	[•]	[•]
Lawrence E. Kochard, Director(2)	[•]	[•]
Bruce L. Koepfgen, President	[•]	[•]
Jennifer J. McPeek, Executive Vice President and CFO	[•]	[•]
Arnold A. Pinkston, Director(2)	[•]	[•]
Richard M. Weil, CEO and Director	[•]	[•]
Billie I. Williamson, Director(2)	[•]	[•]
Tatsusaburo Yamamoto, Director	[•]	[•]
All Directors and Executive Officers as a Group (16 Persons)(2)	[•]	[•]

*
Less than one percent of the outstanding shares.

(1)
Ownership, both direct and indirect, is based on the number of shares outstanding as of [    •    ] [    •    ], 2016, including unvested restricted stock units that will vest within 60 days of [    •    ] [    •    ], 2016 and any shares that may be acquired upon the exercise of Janus Options within 60 days of [    •    ] [    •    ], 2016. The holders have sole voting and dispositive power over the shares except as otherwise noted in the footnotes below. Amounts shown for officers include shares of restricted stock and shares held indirectly through the Janus ESOP (over which the person named has no investment power): Mr. Batejan holds [    •    ] restricted shares and [    •    ] Janus ESOP shares; Mr. Koepfgen holds [    •    ] restricted shares and [    •    ] Janus ESOP shares; Ms. McPeek holds [    •    ] restricted shares and [    •    ] shares; and Mr. Weil holds [    •    ] restricted shares and [    •    ] Janus ESOP shares.

As of [    •    ] [    •    ], 2016 or 60 days thereafter, Mr. Weil and Mr. Koepfgen have the right to acquire [    •    ] and [    •    ] shares, respectively, upon the exercise of Janus Options held by them.

(2)
Includes restricted stock units held by certain directors. Such restricted stock units do not have any voting rights, are entitled to dividend equivalents, and will be paid in shares of Janus common stock upon voluntary termination of service as a director, all in accordance with the Director Deferred Fee Plan and Janus's long-term incentive stock plans, which we refer to as LTI. The restricted stock units represented in the amounts shown are as follows: Mr. Armour—[    •    ] units, Mr. Cox—[    •    ] units, Mr. Diermeier—[    •    ] units, Mr. Flood—[    •    ] units, Mr. Fredericks—[    •    ] units, Ms. Gatzek—[    •    ] units, Mr. Kochard—[    •    ] units, Mr. Pinkston—[    •    ] units, Mr. Schafer—[    •    ] units, and Ms. Williamson—[    •    ] units.

 CORPORATE GOVERNANCE STRUCTURE OF JANUS HENDERSON AFTER THE MERGER

Directors of Janus Henderson after the Merger

        Following the merger, the Janus Henderson board will be comprised of 12 directors. Six members of the Janus Henderson board will be designated by the existing Henderson board, including Andrew Formica, who will serve as director and co-Chief Executive Officer, and Richard D. Gillingwater, who will serve as Chairman of the Janus Henderson board. The remaining six members of the Janus Henderson board will be designated by the existing Janus board, including Richard M. Weil, who will serve as director and co-Chief Executive Officer, Glenn S. Schafer, who will serve as Deputy Chairman of the Janus Henderson board, and one director appointed by Dai-ichi Life Holdings, Inc.

        Not less than four directors designated by each of Henderson and Janus will be "independent" in accordance with the standards of the NYSE and the ASX Principles.

        Following the merger, any individual independent director of Janus Henderson may serve for a maximum term of 10 years, except that directors who served on the Henderson board or the Janus board prior to the merger may serve on the Janus Henderson board for a maximum term of 15 years from the date of their original appointment to the Henderson board or the Janus board, as applicable.

        Dai-ichi has the right to designate a Dai-ichi Representative for appointment to the Janus Henderson board until such right is terminated in accordance with the terms of the amended investment and cooperation agreement. Please refer to the section entitled "Dai-ichi Agreements—Amended and Restated Investment and Strategic Cooperation Agreement" above.

        The table below details the names of, and information about, directors of Janus Henderson following the closing of the merger:

Name	Age	Position	Citizenship	Term Expires
Richard Gillingwater	60	Chairman of the Board	British	[•]
Glenn S. Schafer	[•]	Deputy Chairman of the Board	[•]	[•]
Andrew Formica	45	Director and co-Chief Executive Officer	Australian and British	[•]
Richard M. Weil	[•]	Director and co-Chief Executive Officer	[•]	[•]
Sarah Arkle	60	Non-Executive Director	British	[•]
Kalpana Desai	49	Non-Executive Director	British	[•]
Jeffrey Diermeier	[•]	Non-Executive Director	[•]	[•]
Kevin Dolan	63	Non-Executive Director	U.S. and Irish	[•]
Eugene Flood Jr.	[•]	Non-Executive Director	[•]	[•]
Lawrence Kochard	[•]	Non-Executive Director	[•]	[•]
Angela Seymour-Jackson	50	Non-Executive Director	British	[•]
Tatsusaburo Yamamoto	[•]	Non-Executive Director	[•]	[•]

        Unless otherwise indicated below, the business address of the persons noted above is 201 Bishopsgate, London EC2M 3AE, United Kingdom, and their business telephone number is +44 (0)20 7818 1818.

        Set forth below are brief biographical descriptions of the directors who will be appointed to the Janus Henderson board following the closing of the merger.

Richard Gillingwater

        Chairman of the Board.    Richard Gillingwater was appointed a director of Henderson in February 2013 and as Chairman of Henderson in May 2013. Mr. Gillingwater served as Dean of Cass Business

School from 2007 to 2012. He served as Joint Deputy Head of European Investment Banking and then Chairman of European Investment Banking at Credit Suisse First Boston. Earlier in his career, Mr. Gillingwater served in various management roles, including Joint Head of Global Corporate Finance at BZW and started his banking career at Kleinwort Benson. He served as Chief Executive and later Chairman of the Shareholder Executive, Chairman of CDC Group and also as a non-executive director of Homebase, Kidde, Qinetiq, P&O, Debenhams, Tomkins, Hiscox and Morrisons. Mr. Gillingwater currently serves as Chairman of SSE and senior independent director of Helical. Mr. Gillingwater holds an MA in Law, St Edmund Hall, Oxford University and a MBA from the International Institute for Management Development (IMD) in Lausanne. Mr. Gillingwater is a qualified solicitor.

Glenn S. Schafer

        Deputy Chairman of the Board of Janus Henderson.    Glenn S. Schafer has served as a director of Janus since December 2007 and Chairman of the Janus board since April 2012. Mr. Schafer served as a director of the Michigan State University Foundation from 2004 to 2014, as a non-executive Chairman of Beckman Coulter, Inc. from 2009 to 2011 and as a member of the board of directors for Scottish Re Group from 2006 to 2007. He also served as Vice Chairman of Pacific Life Insurance Company from April 2005 until his retirement in December 2005. Prior to that, Mr. Schafer was a member of Pacific Life Insurance Company board of directors and President of Pacific Life from 1995 to 2005. Mr. Schafer has been a director of Mercury General Corporation since October 2015 and a director of Genesis Healthcare, Inc. since 2006. He also currently serves as a director of GeoOptics LLC. [Mr. Schafer has a [degree] from [university].

Andrew Formica

        Executive Director, Co-Chief Executive.    Andrew Formica was appointed Executive Director and Chief Executive of Henderson in November 2008. He has been with Henderson and in the fund management industry since 1998. Mr. Formica has held various senior roles with Henderson and he has been a member of the executive committee since 2004. Prior to being appointed Chief Executive, he served as Joint Managing Director of the Listed Assets business (from September 2006) and as Head of Equities (from September 2004). In the early part of his career, he was an equity manager and analyst for Henderson. Mr. Formica was a director of TIAA Henderson Real Estate Limited from April 2014 to July 2015. Mr. Formica is the senior independent director of the board of The Investment Association and has served as a non-executive director of Hammerson plc since November 2015. Mr. Formica received a BEcon and MA in Economics from Macquarie University and a MBA from London Business School. He is a Fellow of the Institute of Actuaries in both the U.K. and Australia.

Richard M. Weil

        Executive Director and Co-Chief Executive Officer.    Richard M. Weil has served as Chief Executive Officer and a director of Janus since February 2010. He also serves as a member of Janus's executive committee and a member of the board of directors of two Janus subsidiaries. Mr. Weil was Global head of Pacific Investment Management Company LLC (which we refer to as PIMCO) Advisory from February 2009 until joining Janus in February 2010. He was a member of the board of trustees for the PIMCO funds from February 2009 to February 2010 and PIMCO's Chief Operating Officer from 2000 to 2009, during which time he led the development of PIMCO's global business, founded PIMCO's German operations, was responsible for PIMCO's operations, technology, fund administration, finance, human resources, legal, compliance, and distribution functions, managed PIMCO's non-U.S. offices, and served on PIMCO's executive committee. Mr. Weil was general counsel for PIMCO Advisors LP from January 1999 to August 2000. He also worked in the hedge fund business of Bankers Trust Global

Asset Management from 1994 to 1995 and was an attorney with the law firm Simpson Thacher & Bartlett LLP from September 1989 to 1994. Mr. Weil was a member of the Security Industry and Financial Markets Association's (which we refer to as SIFMA) board of directors and chaired the SIFMA asset management industry group until 2010. Mr. Weil has a BA in Economics from Duke University and a JD from the University of Chicago Law School.

Sarah Arkle

        Non-Executive Director.    Sarah Arkle has served as an Independent Non-Executive Director of Henderson since September 2012. Ms. Arkle has been in the financial industry for over 33 years. She joined Allied Dunbar Asset Management in 1983, which became Threadneedle in 1994. She served as non-executive Vice Chairman of Threadneedle Asset Management Ltd until the end of July 2012 and as Chief Investment Officer until December 2010, a role she held for 10 years. She was instrumental in establishing Threadneedle's investment process and recruiting a number of the firm's senior fund managers. Previously, Ms. Arkle worked at the Far Eastern stockbroker WI Carr (Overseas) Limited and was an advisor to the South Yorkshire Pension Fund. Ms. Arkle currently serves as a non-executive director of Foreign & Colonial Investment Trust plc and J.P. Morgan Emerging Markets Investment Trust plc and as a member of the Newnham College, Cambridge Investment Committee. Ms. Arkle holds an MA in Management Studies from Cambridge University.

Kalpana Desai

        Non-Executive Director.    Kalpana Desai has served as an Independent Non-Executive Director of Henderson since October 2015. Ms. Desai has over 25 years of international advisory and investment banking experience, primarily gained in the Asia-Pacific region. Until 2013, Ms. Desai was Head of Macquarie Capital Asia, the investment banking division of Macquarie Group Limited, headquartered in Australia. Prior to this, she was Head of the Asia-Pacific Mergers & Acquisitions Group and a Managing Director from 2001 in the investment banking division of Bank of America Merrill Lynch based in Hong Kong, having joined that firm in 1998. Earlier, Ms. Desai worked in the corporate finance divisions of Barclays de Zoete Wedd in London and Hong Kong and at J. Henry Schroder Wagg in London, having started her career in the financial services division of Coopers & Lybrand Consulting in London. She was a member of the Takeovers and Mergers Panel of the Securities and Futures Commission in Hong Kong from 2007 to 2014. Ms. Desai is currently a Non-Executive Director of Canaccord Genuity Group Inc, headquartered in Canada. Ms. Desai has a BSc with Honours in Economics from the London School of Economics and Political Science and qualified as a Chartered Accountant (ACA) with Coopers & Lybrand (now PricewaterhouseCoopers) in London in 1991.

Jeffrey Diermeier

        Non-Executive Director.    Jeffrey Diermeier has served as a Director of Janus since March 2008. Mr. Diermeier is a director of the University of Wisconsin Foundation, a non-profit fundraising and endowment management organization, and former chairman of its Investment Committee. In January 2011, Mr. Diermeier became a director of Adams Street Partners, a private equity firm located in Chicago. At the end of 2010, he became a co-owner and Chairman of L.B. White Company, a heating equipment manufacturer. He is also a minority owner of Stairway Partners, LLC, a registered investment adviser located in Chicago, and was an advisory board member from 2005 to December 2012. He was a trustee of the Board of the Financial Accounting Foundation, which oversees the Financial Accounting Standards Board and the Government Accounting Standards Board, from January 2009 to December 2015 and Chairman of the Trustees from November 2012 to December 2015. From 2005 until January 2009, he served as president and chief executive officer of the CFA Institute, a non-profit educational organization for investment professionals in Charlottesville, Virginia, and in a number of capacities in the global asset management division of UBS and predecessor organizations, primarily Brinson Partners, Inc., beginning as an equity analyst and culminating as its global chief investment officer from 2000 to 2004. Mr. Diermeier holds the Chartered Financial Analyst designation. Mr. Diermeier has a [    •    ] in [    •    ] from [    •    ].

Kevin Dolan

        Non-Executive Director.    Kevin Dolan has served as an Independent Non-Executive Director of Henderson since September 2011. Mr. Dolan has been in the financial services industry for over 36 years; he has extensive experience in working in large global Investment Management organizations, as well as in M&A transactions, both in Europe and the U.S. Mr. Dolan has held various executive positions, including as Chief Executive of the Asset Management Division of Bank of Ireland Group and Chief Executive of Edmond de Rothschild Asset Management. He spent 10 years with the AXA Group, in London, New York and Paris where he served as Chief Executive Officer of AXA Investment Managers Paris, and Global Deputy Chief Executive Officer of AXA Investment Managers. He was Chief Executive of La Fayette Investment Management in London from 2006 until 2009. Mr. Dolan was a director of Meeschaert Gestion Privée until 2015, is the founding partner of Anafin LLC, and a senior advisor to One Peak Partners. Mr. Dolan has a BS in Business Administration from Georgetown University.

Eugene Flood Jr.

        Non-Executive Director.    Eugene Flood Jr. has served as a Director of Janus since January 2014. Mr. Flood also serves as chairman of the advisory board for the Institute for Global Health and Infectious Diseases at the University of North Carolina Chapel Hill, a trustee of the Financial Accounting Foundation and a director of the Research Corporation for Science Advancement since 2015. Previously, Mr. Flood served as a director of The Foundation for the Carolinas from 2012 to 2015. He was executive vice president of TIAA-CREF from 2011 until his retirement in 2012, served on the CREF board of trustees and the TIAA-CREF mutual fund board of trustees for seven years, chairing the investment committee. Prior to joining TIAA-CREF as an executive in 2011, Mr. Flood spent 12 years with Smith Breeden Associates, a North Carolina-based fixed income asset manager, as president and chief executive officer. Mr. Flood also served with Morgan Stanley in a range of trading and investment positions from 1987 to 1999 and was an assistant professor of finance at Stanford Business School from 1982 to 1987. Mr. Flood earned a Bachelor of Arts degree in economics from Harvard University and a PhD in economics from the Massachusetts Institute of Technology.

Lawrence Kochard

        Non-Executive Director.    Lawrence Kochard has served as a Director of Janus since March 2008. Mr. Kochard is the chief executive officer of the University of Virginia Investment Management Company, and a director of the Virginia Commonwealth University Investment Management Company. Mr. Kochard has served as a director and the chair of the investment committee for the Virginia Environmental Endowment since 2013 and a member of the investment advisory committee of the Virginia Retirement System since March 2011. He previously served as the chairman of the College of William & Mary Investment Committee from 2005 to October 2011. From 2004 to 2010, he was the chief investment officer for Georgetown University and from 2001 to 2004 he was managing director of equity and hedge fund investments for the Virginia Retirement System. Mr. Kochard worked as an assistant professor of finance at the McIntire School of Commerce at the University of Virginia from 1999 to 2001. He started his career in financial analysis and planning, corporate finance and capital markets for E.I. DuPont de Nemours and Company, Fannie Mae and The Goldman Sachs Group, Inc. Mr. Kochard holds the Chartered Financial Analyst designation. Mr. Kochard has a [    •    ] in [    •    ] from [    •    ].

Angela Seymour-Jackson

        Non-Executive Director.    Angela Seymour-Jackson has served as an Independent Non-Executive Director of Henderson since January 2014. Ms. Seymour-Jackson has over 20 years' experience in retail financial services. She has held various senior marketing and distribution roles in Norwich Union Insurance, General Accident Insurance, CGU plc and Aviva. She was Chief Executive Officer of RAC Motoring Services Limited from 2010 until 2012 and led its sale to Carlyle. She was Managing Director of the Workplace Solutions Division at Aegon U.K. from 2012 until September 2016. Ms. Seymour-Jackson is also a non-executive director of Rentokil Initial plc, esure Group plc and is Deputy Chair and Senior Independent Director at Gocompare.com Group plc, which listed on the LSE on November 3, 2016. Ms. Seymour-Jackson is also a Senior Advisor to Lloyds Banking Group (insurance). Ms. Seymour-Jackson has a BA (Hons) in French and European Studies from the University of East Anglia, a diploma from the Chartered Institute of Marketing and an MSc in Marketing from Anglia Polytechnic University.

Tatsusaburo Yamamoto

        Non-Executive Director.    Tatsusaburo Yamamoto has served as a Director of Janus since July 2015. Mr. Yamamoto is currently Executive Officer and General Manager, Investment Planning Department, of The Dai-ichi Life Insurance Company, Limited ("Dai-ichi Life") and has worked in many different capacities for Dai-ichi Life over his 27 year career with the firm. Prior to his current role, Mr. Yamamoto served as Managing Director of Dai-ichi Life International (Asia Pacific) Limited. Mr. Yamamoto was appointed to the Janus board after being designated by Dai-ichi Life as its representative for appointment to the Board. This right was granted to Dai-ichi Life as a result of the Investment and Strategic Cooperation Agreement (the "Agreement") between Dai-ichi Life and Janus. In connection with the Agreement, Mr. Yamamoto has previously worked with Janus management as a member of the strategic alliance coordination committee, which seeks to further the goals of the strategic alliance and enhance product distribution opportunities. Mr. Yamamoto has a [    •    ] in [    •    ] from [    •    ].

        Other than discussed above, none of the proposed members of the Janus Henderson board will be selected to be a director of the company pursuant to any arrangement or understanding with any major shareholder, customer, supplier or other person having a business connection with Janus Henderson. There will be no family relationships between any of the proposed directors or senior management of Janus Henderson. There will be no actual or potential conflicts of interests between any duties of Janus Henderson directors and their private interests and other duties.

Corporate Governance Profile of Janus Henderson

        Following the merger, notable features of Janus Henderson's corporate governance will include the following:

  •
  The Janus Henderson board will be comprised of 12 directors. Six members of the Janus Henderson board will be designated by the existing Henderson board, including Andrew Formica, who will serve as director and co-Chief Executive Officer, and Richard D. Gillingwater, who will serve as Chairman of the Janus Henderson board. The remaining six members of the Janus Henderson board will be designated by the existing Janus board, including Richard M. Weil, who will serve as director and co-Chief Executive Officer, Glenn S. Schafer, who will serve as Deputy Chairman of the Janus Henderson board, and one director appointed by Dai-ichi. All directors will be subject to re-election annually. Not less than four directors designated by each of Henderson and Janus will be "independent" under the independence standards of the NYSE and the ASX Principles. It is expected that in the future the majority of Janus Henderson directors will be "independent" under the independence standards of the NYSE and the ASX

    Principles. The non-executive directors of Janus Henderson will meet periodically without the executive directors or management present.

  •
  Not less than four directors designated by each of Henderson and Janus will be "independent" in accordance with the standards of the NYSE and the ASX Principles.

  •
  Separate roles of the Non-Executive Chairman and two co-Chief Executives.

  •
  Four standing committees of the Janus Henderson board (the Audit Committee, the Nominating/Corporate Governance Committee, the Compensation Committee and the Risk Committee). The Henderson board will select the initial chairman of the Nominating/Corporate Governance Committee and the Risk Committee. The Janus board will select the initial chairman of the Audit Committee and the Compensation Committee. Each of the Janus board and the Henderson board will select two members of each committee. Each member of the committees must qualify as "independent" under NYSE and the ASX Principles.

  •
  At least one member of the Janus Henderson Audit Committee will meet the requirements of an "audit committee financial expert" as defined by the SEC.

  •
  Two co-Chief Executives and a newly appointed executive committee reporting to the co-Chief Executives will be responsible for development and implementation of Janus Henderson's business strategy and for day-to-day management of the company.

Board Committees

        The charter of each existing committee of the Henderson board will be amended and restated to reflect the powers and responsibilities customary for a committee of a company listed on the NYSE and ASX.

Audit Committee

        The Audit Committee of Janus Henderson will be comprised of four directors: [    •    ] and [    •    ] will be designated by the existing Janus board, and [    •    ] and [    •    ] will be designated by the existing Henderson board. Jeffrey Diermeier will serve as the Chairman of the Audit Committee. [    •    ] qualifies as an "audit committee financial expert" as that term is defined by the applicable SEC rules and the NYSE corporate governance standards.

        Each member of the Audit Committee is expected to be "financially literate" as that term is defined by the NYSE corporate governance listing standards. The members of the Audit Committee must have "accounting and financial expertise" and "a sufficient understanding of the industry in which Janus Henderson operates" as recommended by the ASX Principles.

        The Audit Committee charter, as amended following the merger, will detail the purpose and responsibilities of the Audit Committee, including, among other things:

  •
  [    •    ].

Compensation Committee

        The Compensation Committee of Janus Henderson will be comprised of four directors: [    •    ] and [    •    ] will be designated by the existing Janus board, and [    •    ] and [    •    ] will be designated by the existing Henderson board. Lawrence Kochard will serve as the Chairman of the Compensation Committee.

        The Compensation Committee charter, as amended following the merger, will detail the purpose and responsibilities of the Compensation Committee, including, among other things:

  •
  [    •    ].

Nominating/Corporate Governance Committee

        The Nominating/Corporate Governance Committee of Janus Henderson will be comprised of four directors: [    •    ] and [    •    ] will be designated by the existing Janus board, and [    •    ] and [    •    ] will be designated by the existing Henderson board. Richard Gillingwater will serve as the Chairman of the Nominating/Corporate Governance Committee.

        The Nominating/Corporate Governance Committee charter, as amended following the merger, will detail the purpose and responsibilities of the Nominating/Corporate Governance Committee, including, among other things:

  •
  [    •    ].

Risk Committee

        The Risk Committee of Janus Henderson will be comprised of four directors: [    •    ] and [    •    ] will be designated by the existing Janus board, and [    •    ] and [    •    ] will be designated by the existing Henderson board. Sarah Arkle will serve as the Chairman of the Risk Committee, including, among other things:

  •
  [    •    ].

        The Risk Committee charter, as amended following the merger, will detail the principal functions of the Risk Committee.

Corporate Governance Guidelines and Code of Business Conduct

        In accordance with the NYSE rules, following the merger, Janus Henderson will adopt Corporate Governance Guidelines and a Code of Business Conduct and Ethics in a form customary for a NYSE-listed company.

        The Corporate Governance Guidelines will cover such matters as director qualifications and responsibilities, responsibilities of key Janus Henderson board committees, director compensation and matters relating to succession planning.

        The Code of Business Conduct and Ethics will prohibit conflicts of interest, competition of officers, directors and employees with Janus Henderson, will have procedures to prevent officers and directors from taking Janus Henderson's corporate opportunities and will contain provisions with respect to confidentiality, fair dealing, protection and proper use of the company's assets and compliance with law.

Senior Management of Janus Henderson

        Following the merger, a newly appointed executive committee reporting to the co-Chief Executives Dick Weil and Andrew Formica will be responsible for the [development and implementation of Janus

Henderson's business strategy and for day-to-day management of the company]. The executive committee will consist of 10 members as follows:

Name	Age	Position	Citizenship
Andrew Formica	45	Director and co-Chief Executive Officer	Australian and British
Richard M. Weil	[•]	Director and co-Chief Executive Officer	[•]
Roger Thompson	49	Chief Financial Officer	British
Enrique Chang	[•]	Global Chief Investment Officer	[•]
Phil Wagstaff	53	Global Head of Distribution	British
Bruce Koepfgen	[•]	Head of North America	[•]
Rob Adams	52	Head of Asia Pacific	Australian
Jennifer McPeek	[•]	Chief Operating and Strategy Officer	[•]
David Kowalski	[•]	Chief Risk Officer	[•]
Jacqui Irvine	44	Group General Counsel and Company Secretary	British

        Set forth below are brief biographical descriptions of the members of the Janus Henderson executive committee.

        Please refer to the biographies of Andrew Formica and Richard M. Weil in the section entitled "—Directors of Janus Henderson after the Merger" above.

Roger Thompson

        Chief Financial Officer of Janus Henderson.    Roger Thompson was appointed an Executive Director and Chief Financial Officer of Henderson in June 2013. He joined Henderson from J.P. Morgan Asset Management where he served most recently as Global Chief Operating Officer and was previously Head of U.K. and, prior to that, International CFO. In his 19 year career at J.P. Morgan, Mr. Thompson held a broad range of roles and worked internationally, spending time in Tokyo, Singapore and Hong Kong. He has wide-ranging asset management experience, both in the U.K. and internationally. Mr. Thompson is a steering committee member of ICI Global. Mr. Thompson holds a BA in Accountancy and Economics from Exeter University and is a member of the Institute of Chartered Accountants in England and Wales.

Enrique Chang

        Global Chief Investment Officer of Janus Henderson.    Enrique Chang has served as President, Head of Investments of Janus since April 2016. Mr. Chang has more than 28 years of financial industry experience. Upon joining Janus in September 2013, Mr. Chang was Chief Investment Officer, Equities and Asset Allocation. Mr. Chang has also served as a Portfolio Manager on the Janus Global Allocation strategies since 2015 and as a member of the Janus executive committee since 2013. From 2006 to 2013, Mr. Chang held various positions at American Century Investments, headquartered in Kansas City, MO, including serving as chief investment officer and executive vice president from 2007 to 2013. Mr. Chang served as president and chief investment officer for Munder Capital Management from 2004 to 2006. Prior to that, he held a number of senior investment management positions at Vantage Global Advisor (from 1997 to 2000), J&W Seligman and Co. (1997) and General Reinsurance Corporation (from 1993 to 1997). Mr. Chang holds a Bachelor's degree in Mathematics from Fairleigh Dickinson University and Masters' degrees in Finance/Quantitative Analysis and in Statistics & Operations Research from New York University.

Phil Wagstaff

        Global Head of Distribution of Janus Henderson.    Phil Wagstaff was appointed an Executive Director of Henderson in May 2016. He has over 28 years of experience in the fund management industry and has been the Global Head of Distribution at Henderson since 2012. Prior to this he was Global Head of Distribution at Gartmore Investment Management Limited from 2007 to 2011, and he has also held managing director roles in U.K. Retail with both New Star Asset Management (2005 - 2007) and M&G Investments (2000 - 2004). He was previously at Henderson from 1994 to 1997 as London Regional Sales Director. He has in-depth knowledge of global distribution and extensive client-focused experience. Mr. Wagstaff holds a BA in Accounting from the University of Central Lancashire.

Bruce Koepfgen

        Head of North America of Janus Henderson.    Bruce L. Koepfgen has served as the President of Janus since August 2013 and as a member of the Janus executive committee since [    •    ]. Mr. Koepfgen joined Janus in May 2011 as Executive Vice President and served as Janus Chief Financial Officer from July 2011 to August 2013. He has also served as President and Chief Executive Officer of the Janus Investment Fund and Janus Aspen Series Trusts (appointed in July 2014), and the Detroit Street Trust and Clayton Street Trust (appointed to both in February 2016). Mr. Koepfgen currently serves as a member of the board of directors of INTECH Investment Management LLC, and the board of managers of Perkins Investment Management LLC, both of which are subsidiaries of Janus. Prior to joining Janus, Mr. Koepfgen was Co-CEO of Allianz Global Investors Management Partners and CEO of Oppenheimer Capital from 2003 to 2009. From August 2010 through October 2011, Mr. Koepfgen served as a director of the Mortgage Guaranty Insurance Corporation and as a director of Thermo Fisher Scientific from May 2005 through September 2008. Mr. Koepfgen was previously a managing director of Salomon Brothers Inc. where he held various positions from 1976 to 1999, and he was president and principal of Koepfgen Company LLC, a management consulting organization, from 1999 to 2003. [Mr. Koepfgen has a [degree] from [university].

Rob Adams

        Head of Asia Pacific of Janus Henderson.    Rob Adams has served as the Executive Chairman, Asia Pacific, of Henderson since 2012 and as a member of the Henderson executive committee since 2014. Mr. Adams has more than 25 year experience in fund management businesses, both in Australia and the U.K. Prior to joining Henderson in 2012, he was Chief Executive Officer of Challenger Funds Management, the fund management arm of Challenger Limited, an ASX 100 company. From 2000 to 2003, Mr. Adams served as the inaugural Chief Executive of First State Investments UK, having created that firm through the merger of Stewart Ivory and Colonial First State Investments (UK) in 2000. From 1992 to 2000, he served as General Manager, Distribution and Marketing, for Colonial First State Investments Australia. Mr. Adams has a Bachelor of Business from the University of Technology, Sydney.

Jennifer McPeek

        Chief Operating and Strategy Officer of Janus Henderson.    Jennifer McPeek has served as the Chief Financial Officer of Janus since August 2013 and as an Executive Vice President of Janus since January 2014. In Ms. McPeek's current role, she serves as a member of the Janus executive committee and oversees Janus's finance, corporate accounting, and tax departments. Prior to taking over as CFO of Janus, Ms. McPeek served as Senior Vice President of Corporate Finance and Treasurer of Janus overseeing the financial planning, investor relations, treasury, and corporate development functions of Janus. Prior to joining Janus in 2009, Ms. McPeek was senior vice president of strategic planning at ING Investment Management—Americas Region from 2005 to 2009. Ms. McPeek previously served as an Associate Principal at McKinsey and Company in their corporate strategy and finance practice from 1995 to 2001, and previously worked in the investment banking industry for Bank of Boston and Goldman, Sachs & Company from 1991 to 1995. Ms. McPeek holds a BA (magna cum laude) in Mathematics from Duke University and an MS degree in Financial Engineering from the Massachusetts Institute of Technology. Ms. McPeek holds the Chartered Financial Analyst designation.

David Kowalski

        Chief Risk Officer of Janus Henderson.    David Kowalski has served as Chief Compliance Officer of Janus and Janus Open-end Mutual Funds since joining the organization in April of 2000. Mr. Kowalski was appointed as CCO to the Janus Exchange Traded Funds in February of 2016. In Mr. Kowalski's current role, he serves as Senior Vice President responsible for compliance on behalf of the Janus's global organization and reports to the Janus Capital Group Audit Committee, the Trustees of the Janus Investment Fund and Janus Aspen Series, the Trustees of the Detroit Street Trust and Clayton Street Trust as well as Janus's Chief Executive Officer. Mr. Kowalski is a member of the Operating, Ethics, Anti-Money Laundering, Corporate Disclosure, Data Privacy, Fund Disclosure, and Global Risk Committees, sits on the board of the Janus Foundation and is Janus's Anti-Money Laundering Officer. Prior to joining Janus in 2000, Mr. Kowalski was Senior Vice President, Director—Mutual Fund Compliance for the Van Kampen Funds, a Morgan Stanley Dean Witter Company, from 1985 to 1999. He served in various capacities overseeing distributor, investment adviser and investment company compliance for 50 open-end funds, 39 closed-end funds and 3,000 unit investment trusts. Mr. Kowalski previously served as Assistant Vice President at Security Pacific Clearing and Services Corporation from 1981 to 1985 where he managed the Chicago clearing operations office. Mr. Kowalski attended the University of Illinois at Chicago from 1975-1979 and holds FINRA Financial and Operations, General Securities, General Securities Representative, Municipal Securities Principal, and Registered Options Principal licenses.

Jacqui Irvine

        Group General Counsel and Company Secretary of Janus Henderson.    Jacqui Irvine has served as General Counsel of Henderson since 2011, as the Company Secretary of Henderson since 2012 and as a member of the Henderson Executive Committee since 2012. Ms. Irvine joined Henderson in 1996 and served as Director of Legal of Henderson from 2009 to 2011. She is responsible for the global legal and secretarial functions of Henderson. Ms. Irvine has a Bachelor of Arts from Wits University.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        On October 3, 2016, Henderson Group plc ("Henderson") and Janus Capital Group Inc. ("Janus") entered into a proposed all-stock merger agreement (the "Merger"), pursuant to which the businesses of Henderson and Janus will be combined under Henderson, which will be renamed Janus Henderson Group plc ("Janus Henderson Group"). As part of the Merger, each share of Janus common stock will be exchanged for 4.7190 Henderson ordinary shares.

        The Merger will be accounted for as a business combination using the acquisition method of accounting in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") under Accounting Standards Codification Topic 805, Business Combinations ("ASC 805"). U.S. GAAP requires that one of the two companies in the Merger be designated as the acquirer for accounting purposes based on the evidence available. Henderson will be treated as the acquiring entity for accounting purposes, and accordingly, the Janus assets acquired and liabilities assumed have been adjusted based on preliminary estimates of fair value. Following completion of the transaction, Janus Henderson Group intends to report financial results in U.S. Dollars in accordance with U.S. GAAP and will operate on a December 31 year end.

        The following unaudited pro forma condensed combined financial information and related notes (the "Pro Forma Financial Information") is based on the historical consolidated financial statements of Henderson and the historical consolidated financial statements of Janus, and has been prepared to reflect the Merger. The pro forma adjustments related to the Merger include:

  •
  The merging of Henderson and Janus and the issuance of 4.7190 Henderson ordinary shares for each share of Janus common stock held prior to the Merger;

  •
  Reflecting the assets and liabilities of Janus at their preliminary estimated fair values;

  •
  The receipt of option premium on the issuance of options to Dai-ichi Life Holdings, Inc. ("Dai-ichi") to purchase shares in Janus Henderson Group; and

  •
  Estimated transaction costs directly related to the transaction incurred by Henderson and Janus.

        The Pro Forma Financial Information is based on the most recent historical financial statements included or incorporated by reference in this proxy statement/prospectus. Because the most recent interim financial information of Henderson and Janus differ by less than 93 days, interim financial information for Henderson for the six months ended June 30, 2016 and the six months ended September 30, 2016 for Janus have been used in preparation of the Unaudited Pro Forma Condensed Combined Income Statement for the six months ended June 30, 2016. Financial information for Henderson as of June 30, 2016 and financial information of Janus as of September 30, 2016 have been used in the preparation of the pro forma balance sheet.

        The unaudited pro forma combined income statement for the six months ended June 30, 2016 (the "Interim Pro Forma Income Statement") and the year ended December 31, 2015 (the "2015 Pro Forma Income Statement") (together, the "Pro Forma Income Statements") give effect to the Merger as if it had occurred on January 1, 2015, while the unaudited pro forma combined balance sheet (the "Pro Forma Balance Sheet") as of June 30, 2016 gives effect to the transaction as if it had occurred on that date. However, it does not include adjustments for other acquisitions completed by Henderson or Janus during the periods presented, as these acquisitions were not considered significant individually or in the aggregate.

        The Pro Forma Financial Information should be read in conjunction with:

  •
  Henderson's audited consolidated financial statements and related notes, Henderson's unaudited consolidated financial statements and related notes and the related "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each case included in this proxy statement/prospectus; and

  •
  Janus's audited consolidated financial statements and related notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations", in each case contained in Janus's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and Janus's unaudited condensed consolidated financial statements and related notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations", in each case contained in Janus's Quarterly Reports on Form 10-Q for the three months ended March 31, 2016, six months ended June 30, 2016, and nine months ended September 30, 2016, in each case incorporated by reference in this proxy statement/prospectus.

        Both Henderson's historical consolidated financial statements ("Henderson's financial statements") and Janus's historical consolidated financial statements ("Janus's financial statements") have been prepared in accordance with U.S. GAAP. The Pro Forma Financial Information includes reclassifications and adjustments to conform Janus's historical accounting presentation to Henderson's accounting presentations, in each case for the relevant periods.

        The pro forma adjustments are based upon the best available information and certain assumptions that Henderson believes to be reasonable. There can be no assurance that the final allocation of the purchase price and the fair values will not materially differ from the preliminary amounts reflected in the Pro Forma Financial Information. Adjustments included in the Pro Forma Financial Information are based on items that are factually supportable and directly attributable to the Merger, and for the purposes of the Pro Forma Income Statements, are expected to have a continuing impact on the combined results. The Pro Forma Financial Information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the Merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the enlarged group will experience after the completion of the Merger. The Pro Forma Financial Information does not reflect the cost of any integration activities or benefits from the Merger including potential synergies that may be derived in future periods.

        The following information has not been adjusted to give effect to the share consolidation described in this proxy statement/prospectus.

JANUS HENDERSON GROUP

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2016

($ in millions, except for per share data)	Historical Henderson for the six months ended June 30, 2016	Adjusted Janus for the six months ended September 30, 2016 (Note 2)	Pro forma merger adjustments (Note 4)	Note references	Total pro forma combined
Revenues:
Management fees	441.2	444.6	—		885.8
Performance fees	28.7	(20.1)	—		8.6
Other revenue	41.6	86.3	—		127.9

Total revenue	$511.5	$510.8	$—		$1,022.3
Operating expenses:
Employee compensation and benefits	185.9	219.4	—		405.3
Distribution expenses	111.9	67.3	—		179.2
Amortization and depreciation	11.2	17.9	7.2	4(b)(iv)	36.3
Investment administration	24.5	1.8	—		26.3
Information technology	16.9	8.0	—		24.9
Office expenses	12.6	9.4	—		22.0
Other expenses	26.5	55.9	(4.2)	4(a)	78.2

Total operating expenses	$389.5	$379.7	$3.0		$772.2
Operating income	$122.0	$131.1	$(3.0)		$250.1
Interest expense	(5.6)	(10.4)	4.3	4(f)	(11.7)
Investment gains/(losses), net	(2.1)	2.2	7.6	4(e)	7.7
Other non-operating (expense)/income, net	(2.6)	2.2	—		(0.4)

Income before taxes	111.7	125.1	8.9		245.7
Income tax provision	(16.9)	(46.4)	(1.7)	4(b)(iv), 4(e), 4(f)	(65.0)

Net income	$94.8	$78.7	$7.2		$180.7
Noncontrolling interests	3.0	(3.1)	—		(0.1)

Net income attributable to parent	$97.8	$75.6	$7.2		$180.6

Earnings per share attributable to common shareholders:
Basic	$0.09				$0.09
Diluted	$0.08				$0.09

The accompanying notes are an integral part of this unaudited pro forma combined financial information.

 JANUS HENDERSON GROUP

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

($ in millions, except for per share data)	Historical Henderson for the year ended December 31, 2015	Adjusted Janus for the year ended December 31, 2015 (Note 2)	Pro forma merger adjustments (Note 4)	Note references	Total pro forma combined
Revenues:
Management fees	914.7	913.7	—		1,828.4
Performance fees	150.8	(9.8)	—		141.0
Other revenue	89.6	172.3	—		261.9

Total revenue	$1,155.1	$1,076.2	$—		$2,231.3
Operating expenses:
Employee compensation and benefits	403.0	438.2	—		841.2
Distribution expenses	235.6	141.0	—		376.6
Amortization and depreciation	23.4	33.0	14.5	4(b)(iv)	70.9
Investment administration	48.3	6.1	—		54.4
Information technology	30.2	11.8	—		42.0
Office expenses	25.9	19.7	—		45.6
Other expenses	71.4	108.5	—		179.9

Total operating expenses	$837.8	$758.3	$14.5		$1,610.6
Operating income	$317.3	$317.9	$(14.5)		$620.7
Interest expense	(20.1)	(27.7)	8.6	4(f)	(39.2)
Investment gains/(losses), net	39.7	(8.2)	17.2	4(e)	48.7
Other non-operating income, net	0.6	3.2	—		3.8
Loss on early extinguishment of debt	—	(36.3)	—		(36.3)

Income before taxes	337.5	248.9	11.3		597.7
Income tax provision	(6.1)	(88.5)	(4.3)	4(b)(iv), 4(e), 4(f)	(98.9)

Net income	$331.4	$160.4	$7.0		$498.8
Noncontrolling interests	(1.6)	(3.5)	—		(5.1)

Net income attributable to parent	$329.8	$156.9	$7.0		$493.7

Earnings per share attributable to common shareholders:
Basic	$0.29				$0.26
Diluted	$0.28				$0.25

The accompanying notes are an integral part of this unaudited pro forma combined financial information.

JANUS HENDERSON GROUP

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2016

($ in millions, except for per share data)	Historical Henderson as of June 30, 2016	Adjusted Janus as of September 30, 2016 (Note 2)	Pro forma merger adjustments (Note 4)	Note references	Total pro forma combined
ASSETS
Current assets:
Cash and cash equivalents	204.9	369.1	(33.2)	4(a), 4(d)	540.8
Investment securities	121.4	267.6	—		389.0
Accrued income	134.2	123.4	—		257.6
Assets of consolidated VIEs:			—
Cash and cash equivalents	44.5	1.9	—		46.4
Investment securities	283.5	95.1	—		378.6
Other current assets	12.6	4.7	—		17.3
Other current assets	596.8	47.6	41.1	4(e)	685.5

Total current assets	$1,397.9	$909.4	$7.9		$2,315.2
Non-current assets:
Property and equipment, net	44.2	35.3	8.9	4(b)(iv)	88.4
Intangible assets, net	439.3	1,348.3	1,351.7	4(b)(iv)	3,139.3
Goodwill	795.5	607.5	8.4	4(b)(vii)	1,411.4
Equity method investments	0.9	—	—		0.9
Retirement benefit asset, net	175.7	—	—		175.7
Other non-current assets	8.0	13.2	—		21.2

Total non-current assets	1,463.6	2,004.3	1,369.0		4,836.9

Total assets	$2,861.5	$2,913.7	$1,376.9		$7,152.1

LIABILITIES AND EQUITY
Current liabilities:
Other accrued liabilities	113.9	70.3	—		184.2
Current portion of accrued compensation, benefits and staff costs	95.4	148.2	—		243.6
Liabilities of consolidated VIEs
Other current liabilities	24.8	1.2	—		26.0
Current portion of long-term debt	—	110.1	6.5	4(b)(iii)	116.6
Other current liabilities	615.7	10.7	77.8	4(e)	704.2

Total current liabilities	849.8	340.5	84.3		1,274.6
Non-current liabilities:
Deferred tax liabilities, net	81.7	503.9	339.6	4(b)(iii), 4(b)(vi)	925.2
Retirement benefit obligations, net	11.1	—	—		11.1
Accrued compensation, benefits and staff costs	5.9	—	—		5.9
Long-term debt	—	295.2	27.1	4(b)(iii)	322.3
Other non-current liabilities	37.0	54.3	—		91.3

Total non-current liabilities	135.7	853.4	366.7		1,355.8

Total liabilities	$985.5	$1,193.9	$451.0		$2,630.4

Redeemable noncontrolling interest	138.5	40.2	—		178.7

Equity:
Common stock	234.4	1.8	129.7	4(c)	365.9
Additional paid in capital	1,237.9	—	2,447.0	4(c)	3,684.9
Treasury shares	(155.6)	—	—		(155.6)
Accumulated other comprehensive loss, net of tax	(331.8)	(2.8)	2.8	4(c)	(331.8)
Retained earnings	704.3	1,588.4	(1,645.8)	4(c)	646.9

Total shareholders' equity	1,689.2	1,587.4	933.7		4,210.3

Noncontrolling interests	48.3	92.2	(7.8)	4(b)(v)	132.7

Total equity	$1,737.5	$1,679.6	$925.9		$4,343.0

Total liabilities, redeemable noncontrolling interests and equity	$2,861.5	$2,913.7	$1,376.9		$7,152.1

The accompanying notes are an integral part of this unaudited pro forma combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of presentation

        The Pro Forma Financial Information set forth herein is based upon the historical financial statements of Henderson and Janus and has been prepared to illustrate the effects of the Merger, as if it had occurred on January 1, 2015 in respect of the Pro Forma Income Statements and as if it had occurred on June 30, 2016 in respect of the Pro Forma Balance Sheet. The Pro Forma Financial Information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of Janus Henderson Group that actually would have resulted had the Merger occurred at the dates indicated, or project the results of operations or financial position of Janus Henderson Group for any future dates or periods.

        The Merger will be accounted for as a business combination using the acquisition method of accounting in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") under Accounting Standards Codification Topic 805, Business Combinations ("ASC 805"). U.S. GAAP requires that one of the two companies in the Merger be designated as the acquirer for accounting purposes based on the evidence available. Henderson will be treated as the acquiring entity for accounting purposes, and accordingly, the Janus assets acquired and liabilities assumed have been adjusted based on preliminary estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. The actual fair values will be determined upon the consummation of the Merger and may vary from these preliminary estimates. In identifying Henderson as the acquiring entity for accounting purposes, Henderson took into account the voting rights of all equity instruments, the intended and corporate governance structure of the combined company and the size of each of the companies. In assessing the size of each of the companies, Henderson evaluated various metrics, including, but not limited to: market capitalization, revenue, operating profit, assets and assets under management. No single factor was the sole determinant in the overall conclusion that Henderson is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion. Following completion of the transaction, Janus Henderson Group intends to report financial results in U.S. Dollars in accordance with U.S. GAAP and will operate on a December 31 year end.

        Pro forma adjustments reflected in the Pro Forma Balance Sheet are based on items that are factually supportable and directly attributable to the Merger. Pro forma adjustments reflected in the Pro Forma Income Statements are based on items that are factually supportable, which are directly attributable to the Merger and which are expected to have a continuing impact on Janus Henderson Group's results of operations. Any nonrecurring items directly attributable to the Merger are included in the Pro Forma Balance Sheet, but not in the Pro Forma Income Statements. In contrast, any nonrecurring items that were already included in Henderson's or Janus's historical consolidated financial statements and not directly related to the Merger have not been eliminated—see Note 3. The Pro Forma Financial Information does not reflect the cost of any integration activities or benefits from the Merger, including potential synergies that may be generated in future periods.

        Both Henderson's historical consolidated financial statements ("Henderson's financial statements") and Janus's historical consolidated financial statements ("Janus's financial statements") are prepared in accordance with U.S. GAAP. The Pro Forma Financial Information includes reclassifications and adjustments to conform Janus's historical accounting presentation to Henderson's accounting presentations, in each case for the relevant periods.

        The Pro Forma Financial Information is based on the most recent historical financial statements included or incorporated by reference in this proxy statement/prospectus. Because the most recent interim financial information of Henderson and Janus differ by less than 93 days, interim financial information for Henderson for the six months ended June 30, 2016 and the six months ended September 30, 2016 for Janus have been used in preparation of the Unaudited Pro Forma Condensed

Combined Income Statement for the six months ended June 30, 2016. The financial information for Janus for the six months ended September 30, 2016 was calculated by taking the unaudited condensed consolidated income statement of Janus for the nine months ended September 30, 2016, and subtracting the unaudited condensed consolidated income statement for the three months ended March 31, 2016. Financial information for Henderson as of June 30, 2016 and financial information of Janus as of September 30, 2016 have been used in the preparation of the pro forma balance sheet.

        The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using an estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The blended statutory rate and the effective tax rate of the combined group could be significantly different depending on the post-transaction activities and geographical mix of profit before taxes.

Note 2. Adjustments to Janus's financial statements

        The financial statements below illustrate the impact of adjustments made to Janus's financial statements in order to present them on a basis consistent with Henderson's accounting policies under U.S. GAAP. These adjustments reflect Henderson's best estimates based upon the information currently available to Henderson, and could be subject to change once more detailed information is obtained.

 Unaudited Adjusted Janus Income Statement

Six months ended September 30, 2016

($ in millions, except for per share data)	Historical Janus	Reclassifications (Note 2a)	Accounting Policy Adjustments (Notes 2c/2d)	Note 2 references	Adjusted Janus
Revenues:
Investment management fees	444.6	(444.6)	—		—
Management fees	—	444.6			444.6
Performance fees	(20.1)	—	—		(20.1)
Shareowner servicing fees and other	86.3	(86.3)	—		—
Other income	—	86.3	—		86.3

Total revenue	$510.8	$—	$—		$510.8

Operating expenses:
Employee compensation and benefits	169.5	43.8	6.1	2(c)	219.4
Long-term incentive compensation	40.0	(40.0)	—		—
Marketing and advertising	11.2	(11.2)	—		—
Distribution	67.3	(67.3)	—		—
Distribution expenses	—	67.3	—		67.3
Depreciation and amortization	17.9	(17.9)	—		—
Amortization and depreciation	—	17.9	—		17.9
General, administrative and occupancy	67.7	(67.7)	—		—
Investment administration	—	1.8	—		1.8
Information technology	—	8.0	—		8.0
Office expenses	—	9.4	—		9.4
Other expenses	—	55.9	—		55.9

Total operating expenses	$373.6	$—	$6.1		$379.7

Operating income	137.2	—	(6.1)		131.1
Interest expense	(10.4)	—	—		(10.4)
Investment gains/(losses), net	(1.6)	3.8	—		2.2
Investment gains/ (losses) within consolidated VIE's, net	3.8	(3.8)	—		—
Other non-operating (expense)/income	—	2.2	—		2.2
Other income, net	2.2	(2.2)	—		—

Income before taxes	131.2	—	(6.1)		125.1
Income tax provision	(48.0)	—	1.6	2(c),2(d)	(46.4)

Net income	$83.2	$—	$(4.5)		$78.7
Net income attributable to noncontrolling interests	(3.1)	—	—		(3.1)

Net income attributable to parent	$80.1	$—	$(4.5)		$75.6

Unaudited Adjusted Janus Income Statement

Year ended December 31, 2015

($ in millions, except for per share data)	Historical Janus	Reclassifications (Note 2a)	Accounting Policy Adjustments (Notes 2c/2d)	Note 2 references	Adjusted Janus
Revenues:
Investment management fees	913.7	(913.7)	—		—
Management fees	—	913.7	—		913.7
Performance fees	(9.8)	—	—		(9.8)
Shareowner servicing fees and other	172.3	(172.3)	—		—
Other income	—	172.3	—		172.3

Total revenue	$1,076.2	$—	$—		$1,076.2

Operating expenses:
Employee compensation and benefits	352.5	81.3	4.4	2(c)	438.2
Long-term incentive compensation	76.8	(76.8)	—		—
Marketing and advertising	22.0	(22.0)	—		—
Distribution	141.0	(141.0)	—		—
Distribution expenses	—	141.0	—		141.0
Depreciation and amortization	33.0	(33.0)	—		—
Amortization and depreciation	—	33.0	—		33.0
General, administrative and occupancy	128.6	(128.6)	—		—
Investment administration	—	6.1	—		6.1
Information technology	—	11.8	—		11.8
Office expenses	—	19.7	—		19.7
Other expenses	—	108.5	—		108.5

Total operating expenses	$753.9	$—	$4.4		$758.3

Operating income	322.3	—	(4.4)		317.9
		—
Interest expense	(27.7)	—	—		(27.7)
Investment losses, net	(8.2)	—	—		(8.2)
Other income, net	3.2	(3.2)	—		—
Other non-operating income	—	3.2	—		3.2
Loss on early extinguishment of debt	(36.3)	—	—		(36.3)

Income before taxes	253.3	—	(4.4)		248.9
Income tax provision	(94.0)	—	5.5	2(c),2(d)	(88.5)

Net income	$159.3	$—	$1.1		$160.4
Net income attributable to noncontrolling interests	(3.5)	—	—		(3.5)

Net income attributable to parent	$155.8	$—	$1.1		$156.9

 Unaudited Adjusted Janus Balance Sheet

As of September 30, 2016

($ in millions, except for per share data)	Historical Janus	Reclassifications (Note 2b)	Accounting Policy Adjustments (Notes 2c/2d)	Note 2 references	Adjusted Janus
ASSETS
Current assets:
Cash and cash equivalents	369.1	—	—		369.1
Investment securities	267.6	—	—		267.6
Investment management fees and other receivables	127.7	(127.7)	—		—
Assets of consolidated VIEs:			—		—
Cash and cash equivalents	1.9	—	—		1.9
Investment securities	95.1	—	—		95.1
Accounts receivable	0.4	(0.4)	—		—
Other current assets	—	4.7	—		4.7
Accrued income	—	123.4	—		123.4
Other current assets	43.8	3.8	—		47.6

Total current assets	$905.6	$3.8	$—		$909.4
Non-current assets:
Property, equipment and software, net	35.3	(35.3)	—		—
Property and equipment, net	—	35.3	—		35.3
Intangible assets, net	1,348.3	—	—		1,348.3
Goodwill	607.5	—	—		607.5
Equity method investments	—	—	—		—
Retirement benefit asset, net	—	—	—		—
Other non-current assets	12.0	1.2	—		13.2

Total assets	$2,908.7	$5.0	$—		$2,913.7

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	6.9	(6.9)	—		—
Accrued compensation and benefits	104.7	(104.7)	—		—
Liabilities of consolidated VIEs
Accounts payable and other accrued liabilities	1.2	(1.2)	—		—
Other current liabilities	—	1.2	—		1.2
Current portion of accrued compensation, benefits and staff costs	—	104.7	43.5	2(c)	148.2
Current portion of long-term debt	110.1	—	—		110.1
Other accrued liabilities	70.3	—	—		70.3
Other current liabilities	—	10.7	—		10.7

Total current liabilities	293.2	3.8	43.5		340.5
Non-current liabilities:
Long-term debt	295.2	—	—		295.2
Deferred tax liabilities, net	518.9	1.2	(16.2)	2(c)	503.9
Retirement benefit obligations, net	—	—	—		—
Accrued compensation, benefits and staff costs	—	—	—		—
Other non-current liabilities	54.3	—	—		54.3

Total liabilities	$1,161.6	$5.0	$27.3		$1,193.9
Redeemable noncontrolling interest	40.2	—	—		40.2

Equity:
Preferred stock	—	—	—		—
Common stock	1.8	—	—		1.8
Additional paid in capital	—	—	—		—
Treasury shares	—	—	—		—
Retained earnings	1,615.7	—	(27.3)	2(c)	1,588.4
Accumulated other comprehensive loss, net of tax	(2.8)	—	—		(2.8)

Total shareholders' equity	1,614.7	—	(27.3)		1,587.4
Noncontrolling interests	92.2	—	—		92.2

Total equity	$1,706.9	$—	$(27.3)		$1,679.6

Total liabilities, redeemable noncontrolling interests and equity	$2,908.7	$5.0	$—		$2,913.7

(a)
Pro forma classification adjustments have been made to Janus's statement of income in order to present them on a basis consistent with Henderson's. These adjustments have not changed Janus's total revenue or total expense balances. These adjustments reflect Henderson's best estimates based upon information currently available to Henderson, and could be subject to change once more detailed information is obtained.

(b)
Pro forma classification adjustments have been made to Janus's balance sheet in order to present them on a basis consistent with Henderson's. These adjustments reflect Henderson's best estimates based upon information currently available to Henderson, and could be subject to change once more detailed information is obtained.

(c)
Under U.S. GAAP, an accounting policy choice exists between recognizing compensation expense in relation to equity settled share schemes with graded vesting and only service conditions attached via either the graded vesting method or the straight line method. Henderson has elected to recognize such expenses using the graded vesting method under U.S. GAAP, whereas Janus has elected to use the straight line method. This adjustment reflects the adjustment of Janus's compensation expense in respect of equity settled share based payments with graded vesting from the straight line to the graded vesting method. As a result of the change in accounting policy, employee compensation and benefits expense increased by $6.1 million and $4.4 million for the six months ended September 30, 2016 and the year ended December 31, 2015, respectively. As a result of this change in accounting policy, the current portion of accrued compensation, benefits and staff costs recognized on the pro-forma condensed combined balance sheet increased by $43.5 million with a corresponding decrease in retained earnings. Deferred tax liabilities included in the balance sheet at September 30, 2016 decreased by $16.2 million with a corresponding increase in retained earnings of $16.2 million as a result of this change in accounting policy and the provision for income taxes was reduced by $2.2 million and $1.6 million for the six months ended September 30, 2016 and the year ended December 31, 2015, respectively.

(d)
In March 2016, the FASB issued accounting guidance that simplifies several aspects of the accounting for equity-based payment transactions, including the income tax consequences of such transactions. The guidance requires that on exercise of equity-based awards, tax benefits which are in excess or fall short of the cumulative book compensation expense should be recognized as an income tax benefit or expense in the income statement. Henderson early adopted this guidance effective January 1, 2014, on a prospective basis, while Janus has not early adopted this guidance. Janus's statement of income has been adjusted to reflect the early adoption of this guidance for the periods presented on a prospective basis, resulting in an increase in income tax expense of $0.6 million for the six months ended September 30, 2016 and a reduction in income tax expense of $3.9 million for the year ended December 31, 2015.

Note 3. Significant nonrecurring items included in the historical financial statements

        The following nonrecurring items are included in the historical financial statements of Henderson or Janus for the periods presented. These nonrecurring items are not directly related to the Merger, and as such have not been adjusted for in the Pro Forma Financial Information.

        For the year ended December 31, 2015:

  •
  Henderson sold its 40% stake in THRE, resulting in a $18.9 million gain ($18.9 million after tax).

  •
  Henderson incurred costs of $7.9 million ($6.8 million after tax) related to the acquisition of Perennial and 90 West.

  •
  Janus recognized a loss on early extinguishment of debt of $36.3 million ($22.7 million after tax) as a result of redemption.

        For the six months ended June 30, 2016:

  •
  Henderson recorded an impairment of $3.8 million ($3.8 million after tax) on its investment in the Northern Pines joint venture.

        There were no significant nonrecurring items included in the historical financial statements of Janus for the six months ended September 30, 2016 other than those directly related to the Merger, discussed at Note 4(a) below.

Note 4. Pro forma adjustments related to the Merger

(a)   Transaction and related costs

        It has been estimated that total transaction and related costs of $69.3 million ($61.6 million after tax) will be incurred in connection with the Merger, which include advisory, legal, audit, valuation and other professional fees. There were no transaction or related costs incurred by Henderson during the six months ended June 30, 2016 or during the year ended December 31, 2015. Janus incurred $4.2 million of transaction and related costs ($4.2 million after tax) during the six months ended September 30, 2016 and no transaction or related costs during the year ended December 31, 2015. An adjustment of $4.2 million ($4.2 million after tax) has been made to remove the expenses from the Interim Pro Forma Income Statement. An adjustment of $57.4 million has been presented in the Pro Forma Balance Sheet as a reduction to cash and a corresponding reduction to retained earnings to represent the estimated total after tax transaction and related costs, net of those that have already been incurred by Janus.

(b)   Preliminary purchase consideration and allocation

        The Merger will be accounted for as a business combination using the acquisition method of accounting in accordance with U.S. GAAP. Under this method, the Janus assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. In accordance with U.S. GAAP, Henderson measures fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The final fair values will be determined upon the consummation of the transaction and may vary materially from these estimates.

        The estimated purchase consideration, estimated fair values and residual goodwill are as follows:

(in $ millions, except per share data and share price)
Janus shares outstanding as of September 30, 2016	182.6
Exchange ratio	4.7190

Total Henderson shares to be issued to Janus shareholders	861.7
Henderson's closing share price as of November 18, 2016	3.04

Total equity consideration	2,619.6	(i)
Adjust consideration in relation to stock based compensation	(65.3	)(ii)

Total purchase consideration	2,554.3
Add fair market value of total debt assumed	475.6	(iii)
Less total cash acquired	(371.0)

Purchase consideration, including debt assumed and net of cash acquired	2,658.9

Allocation of purchase consideration, including debt assumed and net of cash acquired:
Net working capital (excluding cash and debt)	308.0
Property and equipment (excluding internally developed software)	32.1
Other non-current assets	13.2
Other non-current liabilities	(1.1)
Fair value of non-controlling interests	(124.6	)(v)
Identifiable intangible assets including internally developed software	2,712.1	(iv)
Deferred taxes, net	(896.7	)(iii),(vi)

Residual goodwill	615.9	(vii)
Less: Janus's historical goodwill	(607.5)

Goodwill adjustment	8.4

(i)
The total equity consideration was estimated using a GBP price of 245.5p for each share of Henderson common stock traded on the London Stock Exchange based on Henderson's closing share price on November 18, 2016, which was the last practicable date prior to the issuance of this unaudited pro forma financial information, and then translated to USD using the November 18, 2016 mid-market exchange rate of 1.2383 to arrive at a price of $3.04. The actual purchase consideration will be determined upon consummation of the Merger. A hypothetical 10% change in the price of Henderson's common stock, all other factors remaining constant, would result in a corresponding increase or decrease in the total purchase consideration of approximately $262.0 million.

(ii)
Henderson will issue replacement awards to Janus employees as part of the Merger. As Janus has certain unvested stock based compensation arrangements with shares which are considered to be outstanding shares at September 30, 2016, an adjustment of $67.7 million has been made to reduce the purchase consideration by the fair value of post-combination services which are not recognized as a component of consideration transferred. At September 30, 2016, there were a total of 6.9 million shares included as outstanding above which were not fully vested. A $2.4 million adjustment has also been made to increase the purchase consideration in relation to stock-based compensation arrangement where shares are not considered to be outstanding, which represents the fair value attributable to pre-combination services. The resulting net adjustment is $65.3 million.

(iii)
The fair market value of total debt assumed represents the fair value of Janus's debt ($482.3 million) less the fair value of Janus's derivative instruments held against their convertible debt ($6.7 million) which are recognized as part of other current assets and other current liabilities on the pro forma condensed combined balance sheet. As at September 30, 2016, Janus recognized this debt at amortized cost of $405.3 million. An adjustment of $77.0 million will therefore be recognized as a merger adjustment related to the debt, $6.5 million against the current portion of the long term debt, $27.1 million against the non-current portion of the long term debt and $43.4 million, representing the convertible option on the convertible debt, against other current liabilities (described further in Note 4(e)). As a result of the total net fair value step-up of Janus's convertible debt and the associated derivative instruments, a net deferred tax asset of $22.9 million has been recognized.

(iv)
At completion, the fair value of Janus's intangible assets including internally developed computer software is estimated to be $2,712.1 million or a net increase of $1,360.6 million compared to a carrying value of $1,351.5 million. The primary intangible assets include client relationships, investment management agreements, internally generated computer software and trade names and trademarks, for which the fair value estimates of identifiable intangible assets have been determined based on publicly available benchmark data using the income approach. The assumptions used by Henderson to arrive at the estimated fair value of the identifiable intangible assets have been derived primarily from publicly available information, including market transactions of varying degrees of comparability. However, a detailed analysis has not been completed and actual results may differ from these estimates.

The fair value and weighted-average estimated useful life of identifiable intangible assets are estimated as follows:

	Fair value	Weighted-average estimated useful life	Annual amortization
	($ in millions)	(in years)	($ in millions)
Client relationships	287.0	14.6	19.7
Investment management agreements	2,031.0	Indefinite	—
Brand name and trademark	382.0	Indefinite	—
Internally-developed computer software	12.1	2	6.1

Total acquired identifiable intangible assets and internally developed software	2,712.1		25.8

Less: Janus's historical net book value of intangible assets and internally developed software	(1,351.5)

Adjustment to intangible assets, net and internally developed software, net	1,360.6

Split between:
Adjustment to intangible assets	1,351.7
Adjustment to property and equipment, net	8.9

	1,360.6

  One half of the annual depreciation and amortization was calculated for the six months ended June 30, 2016. Based on the estimated respective fair values of identified intangible assets and the weighted average estimated useful lives, the following adjustments to depreciation and amortization expense and associated income tax adjustments have been included in the Interim Pro Forma Income Statement and 2015 Pro Forma Income Statement:

($ in millions)	Six months ended June 30, 2016	Year ended December 31, 2015
Amortization of identifiable intangible assets	12.9	25.8
Less: Janus's adjusted intangible amortization	(5.7)	(11.3)

Pro forma adjustment to depreciation and amortization	7.2	14.5

Deferred tax on amortization of identifiable intangible assets	(4.8)	(9.5)
Less: Janus's deferred tax on adjusted intangible amortization	2.1	4.2

Pro forma net credit adjustment to income tax provision	(2.7)	(5.3)

  These adjustments have been tax affected using a blended statutory tax rate of 37.0% for the Pro Forma Income Statements.

(v)
The fair value of the noncontrolling interest assumed represents the value recognized in Janus's September 30, 2016 consolidated balance sheet of $132.4 million ($92.2 million nonredeemable noncontrolling interests and redeemable noncontrolling interest of $40.2 million), reduced by a fair value adjustment of $7.8 million to $124.6 million. This fair value adjustment represents the portion of the intangible assets fair value adjustment (see Note 4b (iv)) that is attributable to nonredeemable noncontrolling interests, inclusive of the associated deferred tax impact.

(vi)
A net adjustment of $362.5 million to non-current deferred tax liabilities has been recorded on the net fair value step-up on Janus's identified intangible assets. This adjustment includes the recognition of a deferred tax liability of $919.6 million relating to the estimated gross fair value of Janus's identified intangible assets at completion of $2,712.1 million, offset by the reversal of Janus's deferred tax balance of $557.1 million on its historical value of identified intangible assets.

(vii)
The goodwill balance arising from the Merger is estimated to be $615.9 million, which results in a net adjustment to goodwill of $8.4 million. The goodwill arising from the Merger has been calculated as the excess of the total purchase consideration (including debt assumed and net of cash acquired) of $2,658.9 million over the fair value of the net assets acquired.

(c)   Impact to stockholders' equity

        The estimated impact to total stockholders' equity is summarized as follows:

	Financing	Merger
($ in millions)	Transaction and related costs(1)	Eliminate Janus's historical equity	Issuance of Henderson common stock(2)	Option premium(3)	Total Merger adjustments to equity
Common stock	—	(1.8)	131.5	—	129.7
Additional paid in capital	—	—	2,422.8	24.2	2,447.0
Retained earnings	(57.4)	(1,588.4)	—	—	(1,645.8)
Accumulated other comprehensive loss, net of tax	—	2.8	—	—	2.8

Total stockholders' equity	(57.4)	(1,587.4)	2,554.3	24.2	933.7

(1)
Please refer to Note 4(a).

(2)
Issuance of 4.7190 Henderson ordinary shares for each share of Janus's common stock outstanding immediately prior to the Merger.

(3)
Please refer to Note 4(d).

(d)   Option agreement with Dai-Ichi Life

        Henderson has entered into an agreement with Dai-ichi Life Holdings, Inc., giving them the option to acquire approximately 5% of new Janus Henderson Group shares subject to completion of the merger. An option premium of £19.8 million ($24.2 million) will be receivable by Janus Henderson Group in respect of this agreement on completion of the merger. This has been recognized as a receipt of cash and an increase in equity of $24.2 million on the pro-forma condensed combined balance sheet.

(e)   Reclassification of derivative instruments on convertible debt

        Janus hold derivative instruments which partially hedge risk associated with convertible debt held. As a result of the merger, these instruments together with the conversion option on the convertible debt (described in Note 2(b)(iii)) will be reclassified out of equity where they were held at a total cost of $9.1 million and recognized at fair value as assets of $41.1 million and liabilities of $77.8 million. This reclassification was required because the strike price of the instruments differs from the functional currency of the combined group. Movements in the fair value of these reclassified instruments of $17.2 million and $7.6 million, together with the associated tax expense of $6.4 million and $2.8 million, for the periods ended December 31, 2015 and June 30, 2016 respectively, have been recognized in the pro forma condensed combined income statement.

(f)    Interest expense

        As a result of the step-up in fair value of existing Janus debt, annual interest expense is reduced by $8.6 million and $4.3 million, together with the associated tax expense of $3.2 million and $1.6 million, for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively.

Note 5. Pro forma earnings per share

        Pro forma earnings per share has been calculated to show the impacts of the Merger on a constant diluted and basic outstanding share basis, assuming shares issued in connection with the combination have been outstanding at the beginning of the respective period presented.

	For the six months ended June 30, 2016	For the year ended December 31, 2015
Pro-forma net income attributable to parent	180.6	493.7
Weighted average common shares outstanding—basic	1,918.2	1,914.4
Dilutive effects of stock options, restricted stock, warrants, convertible notes and other	72.3	85.0
Weighted average common shares—diluted	1,990.5	1,999.4
Earnings per share:
Basic	0.09	0.26

Diluted	0.09	0.25

        Immediately upon consummation of the Merger, Janus Henderson will issue replacement shares to holders of Janus shares, adjusted for the exchange ratio per the Merger Agreement.

        The weighted average number of shares used in computing basic earnings per share has been calculated using the weighted average number of Henderson shares issued and outstanding during the period and the number of Janus shares issued and outstanding as at the period end, giving effect to the exchange ratio established in the Merger Agreement. For the six months ended June 30, 2016, the Janus Henderson Group pro forma basic earnings per share was calculated using 1,918.2 million weighted average shares, which reflects the 1,089.0 million weighted average shares of Henderson issued and outstanding for the period and the 175.7 million shares of Janus for the purposes of calculating earnings per share, converted to 829.2 million shares under the Merger Agreement. For the year ended December 31, 2015, the Janus Henderson Group pro forma basic earnings per share was calculated using 1,914.4 million weighted average shares, which reflects the 1,085.2 million weighted average shares of Henderson issued and outstanding for the period and the 175.7 million shares of Janus discussed above, converted to 829.2 million shares under the merger agreement.

        The weighted average number of shares used in computing diluted earnings per share has been calculated using the adjusted average number of shares as per the paragraph above, adjusted for the dilutive impact of stock options, restricted stock, warrants, convertible notes and other instruments relevant to Henderson, and of stock options, restricted stock, stock warrants and convertible notes relevant to Janus, factoring in the exchange ratio set out in the Merger Agreement. For the six months ended June 30, 2016, the Janus Henderson Group pro-forma diluted earnings per share was calculated using 1,990.5 million weighted average shares, which reflects the adjusted 1,137.7 million weighted average shares of Henderson issued and outstanding for the period, the 829.2 million shares of Janus Henderson Group issued to Janus stockholders as per the paragraph above and the 5.0 million dilutive impact of Janus's dilutive instruments, converted to 23.6 million shares under the Merger Agreement. For the year ended December 31, 2015, the Janus Henderson Group pro-forma diluted earnings per share was calculated using 1,999.4 million weighted average shares, which reflects the adjusted 1,146.6 million weighted average shares of Henderson issued and outstanding for the period, the 829.2 million shares of Janus Henderson Group issued to Janus stockholders as per the paragraph above and the 5.0 million dilutive impact of Janus's dilutive instruments, converted to 23.6 million shares under the Merger Agreement.

COMPARISON OF RIGHTS OF HOLDERS OF JANUS HENDERSON ORDINARY SHARES AND
SHARES OF JANUS COMMON STOCK

        Henderson is organized under the laws of Jersey, Channel Islands. Janus is organized under the laws of the State of Delaware. If the merger is consummated, the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles will be implemented and Janus stockholders will become shareholders of Janus Henderson. After giving effect to the merger, the rights of shareholders of the combined company will be governed by the laws of Jersey, Channel Islands, as well as the combined company's constituent documents, including the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles. This section summarizes material differences between the rights of Janus stockholders before consummation of the merger and Janus Henderson shareholders after consummation of the merger. These differences in stockholder rights result from the differences between Jersey and Delaware law and the respective constituent documents of Janus Henderson and Janus.

        Janus Henderson CDIs have the same rights as Janus Henderson ordinary shares and, unless otherwise stated, any reference to Janus Henderson ordinary shares in this comparison includes CDIs. See the section entitled "Description of Janus Henderson Ordinary Shares and Janus Henderson Amended Articles of Association" beginning on page [    •    ].

        The following summary is not a complete statement of the rights of the shareholders of Janus Henderson or the stockholders of Janus or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to the Jersey Companies Law, the DGCL, and Janus Henderson's proposed constituent documents and Janus's existing constituent documents, which you are urged to read carefully. This summary does not reflect any of the rules of the NYSE or ASX that may apply to Janus Henderson or Janus in connection with the merger or otherwise.

        The forms of the Janus Henderson Amended Memorandum and the Janus Henderson Amended Articles are attached as Annex B to this document and are incorporated herein by reference. Janus has filed with the SEC its respective constituent documents and will send copies of these documents to you, without charge, upon your request. For additional information, please see the section entitled "Where You Can Find More Information" beginning on page [    •    ].

JANUS	JANUS HENDERSON
ORGANIZATIONAL DOCUMENTS
The rights of holders of Janus common stock are currently governed by the Amended and Restated Certificate of Incorporation of Janus, as amended, referred to as the Janus Charter, the Amended and Restated Bylaws of Janus, as amended, referred to as the Janus bylaws, and Delaware law, including the DGCL.	The rights of Janus Henderson shareholders will be governed by the Janus Henderson Amended Memorandum, the Janus Henderson Amended Articles and the laws of Jersey, Channel Islands, including the Jersey Companies Law.

JANUS	JANUS HENDERSON
SHARE CAPITAL
Authorized and Outstanding Shares
The authorized capital stock of Janus consists of 1,000,000,000 shares of common stock par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. All shares of Janus common stock have equal rights and preferences.
As of the close of business on [•], 2017, there were [•] shares of Janus common stock and no shares of Janus preferred stock issued and outstanding.
The number of authorized shares of Janus common stock or preferred stock may be increased or reduced (but not below the number of outstanding shares of common stock or preferred stock, as applicable) pursuant to a resolution adopted by a majority of the entire Janus board.
Under the DGCL, the board of directors, without stockholder approval, may approve the issuance of authorized but unissued shares of common stock.	As at [•], 2017, the authorized share capital of Henderson consists of [•] ordinary shares par value £0.125 per ordinary share.
As at [•], 2017, the issued and fully paid share capital of Henderson was £[•], divided into [•] ordinary shares of £0.125 each.

At closing of the merger, subject to the approval of Henderson shareholders, the authorized share capital of Janus Henderson will be increased to $[•], divided into [•] shares of $[•] each. At closing of the merger and as adjusted to account for the effect of the share consolidation, Henderson estimates that, exclusive of ordinary shares underlying outstanding options, there will be [•] ordinary shares issued and outstanding.
Preferred Stock
The Janus board is authorized, subject to the limitations prescribed by Delaware law, to issue shares of preferred stock in one or more series and to establish the terms of such series.
In 2000, the Janus board designated 1,000,000 shares of preferred stock as Series A Preferred Stock. No shares of Series A Preferred Stock are currently outstanding.	Janus Henderson may issue shares with preferential rights with the approval of its shareholders by ordinary resolution.
Janus Henderson will not at closing of the merger have any preferred stock issued and outstanding.

JANUS	JANUS HENDERSON
Certificated and Uncertificated Shares
Pursuant to the Janus bylaws, the shares of Janus common stock shall be represented by a certificate, unless and until the Janus board adopts a resolution permitting shares to be uncertificated.
Notwithstanding the adoption of any such resolution providing for uncertificated shares, every holder of Janus common stock represented by certificates and, upon request, every holder of uncertificated shares, is entitled to have a certificate for the shares it owns signed by, or in the name of Janus by (a) the Chairman of the Janus board, the Vice Chairman of the Janus board, the Chief Executive Officer, the President or any Executive Vice President, and (b) the Chief Financial Officer, the Treasurer, the Secretary or an Assistant Secretary, certifying the number of shares of Janus common stock owned by such stockholder.	Janus Henderson ordinary shares may be held in either certificated or uncertificated form.
Every holder of certificated shares is entitled, without payment, to have a certificate for the shares that it owns executed under Janus Henderson's seal or in such other manner as the Janus Henderson board may approve.
Preemptive Rights
Janus stockholders do not have preemptive rights to acquire newly issued shares of Janus common stock.	Janus Henderson shareholders will not have preemptive rights to acquire newly issued Janus Henderson ordinary shares.
Redemption of Shares
There are no redemption, sinking fund or conversion rights with respect to the shares of Janus common stock.
If Janus were to designate and issue shares of a series of preferred stock that is redeemable in accordance with its terms, such terms would govern the redemption of such shares of preferred stock.	The Janus Henderson Amended Articles permit: (i) the issuance of redeemable shares; and (ii) Janus Henderson to purchase its own shares.
If Janus Henderson were to issue redeemable shares (or convert non-redeemable shares), the redemption of such shares would be governed by their terms, the Janus Henderson Amended Articles and the Jersey Companies Law.
Any repurchase of shares by Janus Henderson would be governed by the Janus Henderson Amended Articles and the Jersey Companies Law.
The applicable provisions of the Jersey Companies Law include (subject to certain exceptions) a requirement for the directors who are to authorize the repurchase or redemption to make a statutory solvency statement.

JANUS	JANUS HENDERSON
In the case of a repurchase of shares, Janus Henderson may purchase on a stock exchange its own fully paid shares (including CDIs) pursuant to a special resolution of its shareholders specifying the maximum number of shares to be purchased; the maximum and minimum prices which may be paid; and a date, not being later than 18 months after the passing of the resolution, on which the authority to purchase is to expire.
Janus Henderson may purchase its own fully paid shares otherwise than on a stock exchange pursuant to a special resolution of its shareholders but only if the purchase is made on the terms of a written purchase contract which has been approved in advance by a resolution of its shareholders. The shareholder from whom Janus Henderson proposes to purchase or redeem shares is not entitled to take part in such shareholder vote in respect of the shares to be purchased.

Janus Henderson may fund a redemption or purchase of its shares from any source. Janus Henderson cannot purchase its shares if, as a result of such purchase, only redeemable shares would remain in issue.
A resolution passed at Henderson's 2016 annual general meeting provides the Henderson directors with authority to purchase up to 113,184,210 shares or CDIs, representing 10% of Henderson's issued share capital as at February 15, 2016, which will continue to apply to Janus Henderson until the earlier of (i) its first annual general meeting and (ii) October 28, 2017.
It is intended that Janus Henderson will seek shareholder approval permitting the directors to purchase up to [•]%. of Janus Henderson ordinary shares at the general meeting of Henderson to be held on April [•], 2017, which, if approved, will replace the existing authority.

JANUS	JANUS HENDERSON
Right to Dividends
Under the DGCL and subject to any restrictions in the Janus Charter, the Janus board may declare and pay dividends to the holders of the Janus capital stock out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the aggregate amount of capital represented by all classes of issued and outstanding stock having a preference as to the distribution of assets.
Dividends may be paid in cash, in shares of Janus capital stock or in other property.
Each share of Janus common stock outstanding is entitled to participate equally in dividends as and when declared by the Janus board.	Pursuant to the Janus Henderson Amended Articles, dividends not exceeding an amount recommended by the Janus Henderson board may be declared by ordinary resolution of Janus Henderson shareholders. In addition, the Janus Henderson board may pay interim dividends if it believes that they are justified by the profits or the cash flow position of Janus Henderson.
Dividends may be paid in cash or, if approved by ordinary resolution, in Janus Henderson ordinary shares or other property.
Unless the share rights provide otherwise, all dividends must be apportioned and paid pro rata according to the amounts paid on the shares during any portion of the period in respect of which the dividend is paid.
Appraisal Rights
Under the DGCL, stockholders have appraisal rights in connection with mergers and consolidations, provided the stockholder neither voted in favor of the merger or consolidated nor consented thereto in writing and complied with certain procedural requirements of the DGCL. The right to demand appraisal does not apply to shares of any class or series of stock if, at the record date fixed to determine the stockholders entitled to receive notice of and to vote on the agreement of merger or consolidation:	No appraisal rights are available to shareholders of a company organized under the laws of Jersey.
• the shares were listed on a national securities exchange; or • the shares were held of record by more than 2,000 stockholders.
Further, no appraisal rights are available for shares of stock of a constituent corporation surviving a merger if the merger does not require a vote of the stockholders of the surviving corporation. However, notwithstanding the above, appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger or consolidation to accept for their stock anything other than:

•

shares of stock of the surviving corporation;

JANUS	JANUS HENDERSON

•

shares of stock of any other corporation which, at the effective date of the merger or consolidation, will be listed on a national securities exchange, or held of record by more than 2,000 stockholders;

•

cash in lieu of fractional shares of the corporations described in either of the above; or

•

any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above.

Share Splits and Share Consolidations
Under the DGCL, Janus is entitled by amending the Janus Charter, subject to approval of holders of the majority of the shares entitled to vote on the matter, to subdivide or combine the outstanding shares of any class or series of a class of its shares into a greater or lesser number of outstanding shares.	Under the Jersey Companies Law, Janus Henderson is entitled by altering its memorandum of association by special resolution of its shareholders to (i) consolidate and divide all or any of its shares (whether issued or not) into shares of larger amount than its existing shares; and (ii) to subdivide its shares, or any of them, into shares of smaller amount than is fixed by its memorandum of association.
SHAREHOLDER MEETINGS
Time and Place of Meetings
Under the Janus bylaws, stockholder meetings shall be held at such time or place (in or outside of Delaware) as designated from time to time by the board of directors and stated in a notice of the meeting or in a duly executed waiver of notice thereof.
Under the DGCL, a written notice of the meeting shall state the place, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.	General meetings may be held at such place or places, date and time as may be decided by the Janus Henderson directors.
Notice of a general meeting must be sent to all members and CDI Holders. The notice must specify the time, date and place of the meeting (including of any satellite meeting) and the general nature of the business to be dealt with.

JANUS	JANUS HENDERSON
Voting Rights, Cumulating Voting
The holders of Janus common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders.
The DGCL provides that stockholders of a Delaware corporation do not have cumulative voting rights in the election of directors unless such rights are granted in the certificate of incorporation of the corporation. The Janus Charter does not provide for cumulative voting.
Any person authorized to vote may authorize another person or persons to act for him or her by proxy. No proxy shall be voted or acted upon after three years from its authorization date, unless the proxy provides for a longer period.	There are no provisions in the Janus Henderson Amended Articles that restrict non-resident shareholders from holding or exercising voting rights in relation of Janus Henderson ordinary shares.
There are no provisions in the Jersey Companies Law relating to cumulative voting.
Action by Written Consent
The Janus Charter provides that stockholder action must be taken at a duly called annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting.	Unless prohibited by a company's articles of association, a unanimous written consent by each shareholder entitled to vote on the matter may effect any matter that otherwise may be brought before a shareholders' meeting, except for the removal of auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is last signed or on such later date as is specified in the resolution. Furthermore, a company's articles of association may permit written resolutions to be passed by such number of members that would be required to pass the resolutions at a general meeting.
Unless prohibited by a company's articles of association, the members of a company have a power to require a company to circulate a resolution that may properly be proposed and is to be proposed as a written resolution.
The Janus Henderson Amended Articles do not prohibit an action to be taken by unanimous written consent nor the circulation of a written resolution.

JANUS	JANUS HENDERSON
Quorum
For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.
The Janus bylaws provide that the holders of a majority of the stock issued and outstanding which are entitled to vote, present in person or represented by proxy, except as otherwise provided by statute, by the Janus Charter or the Janus bylaws, shall constitute a quorum at all meetings of the stockholders for the transaction of business.	Under the Janus Henderson Amended Articles, two members present in person or represented by proxy and entitled to vote shall be a quorum for all purposes.
No business may be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business.
If such quorum is not present at any meeting of the stockholders, the stockholders entitled to vote at such meeting, present in person or represented by proxy, have power to adjourn the meeting, without notice other than announcement at the meeting, until a quorum is present or represented. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.
When a quorum is present at any meeting, unless otherwise required by law, the Janus Charter or the Janus bylaws, or permitted by the rules of any stock exchange on which shares of the Janus common stock are listed, any question brought before any meeting of the stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of Janus capital stock represented at the meeting and entitled to vote on such question, voting as a single class.

JANUS	JANUS HENDERSON
Annual Meetings of Stockholders
In accordance with the Janus bylaws, the annual meeting of stockholders shall be held on such day of such month of each year (other than a Saturday, Sunday or holiday) as shall be determined by the Janus board or, if the Janus board shall fail to act, by Janus's Chief Executive Officer. At the annual meeting the stockholders shall elect directors and transact such other business as may be properly brought before the meeting.
Written notice of each annual meeting of stockholders stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting.
The Janus bylaws require that notice of any meeting of stockholders must be given to any stockholder who shall attend such meeting in person or represented by proxy. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or represented by proxy, except that such notice shall be required for any stockholder who shall attend such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.	Janus Henderson must hold an annual general meeting of shareholders every year within a period of seven months of the end of its financial year (which is December 31), at such place or places, date and time as may be decided by the Janus Henderson directors.
General meetings may be held at such time and place as determined by the Janus Henderson directors. All general meetings (including annual general meetings) must be convened by at least 14 clear days' notice.
Notice of the annual general meeting must be sent to all members and CDI Holders. Janus Henderson may determine that the members entitled to receive a notice of the annual general meeting are the members on the register at the close of business on a day determined by Janus Henderson, which may not be more than 21 days before the day that notices of the meeting are sent.

JANUS	JANUS HENDERSON
Special Meetings of Stockholders
Under Delaware law, stockholders generally do not have the right to call meetings of stockholders unless that right is granted in the certificate of incorporation or bylaws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of any stockholder or director.
In accordance with the Janus Charter, special meetings of stockholders may be called only by the Chairman of the Janus board, Chief Executive Officer or President at the request in writing by the Janus board pursuant to a resolution approved by a majority of the entire Janus board, upon not less than 10 nor more than 60 days' written notice. This notice must state the purpose or purposes of the proposed meeting and the business transacted at any special meeting shall be limited to the purpose or purposes stated in the notice.	Shareholders holding 10% or more of the company's voting rights and entitled to vote at the relevant meeting may legally require the Janus Henderson directors to call a meeting of shareholders. The JFSC may, at the request of any officer, secretary or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offense on the part of a Jersey company and its directors and secretary.

JANUS	JANUS HENDERSON
SHAREHOLDER PROPOSALS
In accordance with the Janus bylaws, for business to be properly brought before an annual meeting by a stockholder (other than the nomination of a person for election as a director), the stockholder intending to propose the business, which we refer to as the Proponent, must give notice thereof in writing to the Janus Secretary, which must be delivered to or mailed and received at the principal executive offices of Janus not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders.
Notices from the stockholders must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and information concerning the stockholder submitting the proposal, including:

•

a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business;

•

the name and address of the Proponent, and of any holder of record of the Proponent's shares as they appear on Janus's books; the class and number of shares of Janus which are owned by the Proponent;

•

any material interest of the Proponent in such business;

•

a description of any agreement, arrangement or understanding with respect to such business between or among the Proponent and any of its affiliates or associates, and any others (including their names) acting in concert with any of the foregoing; and

As noted above, under the Jersey Companies Law, shareholders holding 10% or more of the company's voting rights and entitled to vote at the relevant meeting may legally require the directors to call a meeting of shareholders. This must be held as soon as practicable but in any case not later than two months after the date of the requisition. The requisition shall state the objects of the meeting. If the directors do not within 21 days from the date of the deposit of the requisition proceed to call a meeting to be held within two months of that date, the requisitionists, or any of them representing more than half of the total voting rights of all of them, may themselves call a meeting, but a meeting so called shall not be held after three months from that date.

In addition to the requirements of the Jersey Companies Law, the Janus Henderson Amended Articles provide that:

•

if the requisition relates to any business that the member proposes to bring before the meeting, such request must set forth:

•

a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text of the proposal;

•

any material interest of such member or any shareholder associated person of such member in such business; and

•

a description of all agreements, arrangements and understandings between such member or any shareholder associated person of such member and any other person or persons in connection with the request by such member.

JANUS	JANUS HENDERSON

•

a description of any agreement, arrangement or understanding, whether or not settled in any class of or series of stock of Janus or otherwise, that has been entered into as of the date of the Proponent's notice by, or on behalf of, the Proponent or any of its affiliates or associates.

The chairperson of the meeting has the power to determine if business is properly brought before the meeting.

•

such requisition must be made in writing to the Janus Henderson secretary not earlier than the close of business on the 120th calendar day nor later than the close of business on the 90th calendar day prior to the date of the first anniversary of the preceding year's annual general meeting, provided, however, that if the date of an annual meeting is more than 30 calendar days before or more than 60 calendar days after the date of the first anniversary of the preceding year's annual general meeting, notice by the member must be so delivered in writing not earlier than the close of business on the 120th calendar day prior to such annual general meeting and not later than the close of business on the later of (i) the 90th calendar day prior to such annual general meeting, and (ii) the 10th calendar day after the day on which public announcement of the date of such annual general meeting is first made by Janus Henderson.

Shareholders do not otherwise have rights to add proposals to be considered at general or annual general meetings under the Jersey Companies Law.

SHAREHOLDER SUITS
Class actions and derivative actions are generally available to the stockholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.	Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the grounds that the conduct of the company's affairs, including a proposed or actual act or omission by the company, is "unfairly prejudicial" to the interests of shareholders generally or of some part of shareholders, including at a minimum the shareholder making the application.

JANUS	JANUS HENDERSON
Generally, Janus may be sued under federal securities law, and under the DGCL, and stockholders may bring derivative actions on behalf of Janus to enforce the rights of the corporation. A person may institute and maintain a derivative suit only if such person was a stockholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. The DGCL also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.	There may also be common or customary law personal actions available to shareholders.
Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.
RIGHTS OF INSPECTION
Under the DGCL, a stockholder or his or her agent has a right to inspect the corporation's stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand under oath stating his purpose (which must be reasonably related to such person's interest as a stockholder).

If the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Delaware Chancery Court for an order to compel such inspection.	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge.
The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

JANUS	JANUS HENDERSON
BOARD OF DIRECTORS
Size and Classification
Under the DGCL, the number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation. The DGCL requires that the board of directors be comprised of at least one member.
Under the Janus Charter, the Janus board must consist of not less than three and not more than 18 persons. The exact number of directors within the above limitation may be fixed from time to time by the Janus board pursuant to a resolution adopted by a majority of the entire Janus board. Janus currently has 10 directors.

The Janus board is not classified.
Under Delaware law, directors need not be stockholders of Janus or residents of Delaware.	Under the Janus Henderson Amended Articles, the number of directors may not be less than three or more than 12 persons.
The Janus Henderson board is not classified.
A Janus Henderson director is not required to hold any shares in the capital of Janus Henderson by way of qualification nor to be a resident of any particular jurisdiction.
Election
Under the Janus Charter and the Janus bylaws, each member of the Janus board is elected by Janus stockholders annually for a term of one year and holds office until the next succeeding annual meeting.
Save for the right of the Janus board to fill vacancies, the Janus bylaws provide that directors are elected by a majority of the votes cast at the meeting for the election of directors at which a quorum is present. However, if, as of the date that is 14 days in advance of the date that Janus files with the SEC its definitive proxy statement for the relevant meeting of stockholders (regardless of whether or not thereafter revised, amended or supplemented), the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors (and in such case stockholders shall not be permitted to vote "against" a nominee).	Janus Henderson directors are appointed by way of ordinary resolution of the shareholders.
Under the Janus Henderson Amended Articles, all directors are subject to annual re-election by shareholders. Any retirement will not have effect until the conclusion of the meeting, except where a resolution is passed to elect some other person in the place of the retiring Janus Henderson director or a resolution for his or her re-election is put to the meeting and lost. Accordingly, a retiring Janus Henderson director who is re-elected will continue in office without a break in service.

JANUS	JANUS HENDERSON
A "majority of the votes" cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. If a director does not receive a majority of the votes cast, the director shall offer to tender his or her resignation to the Janus board.
Removal
Under Delaware law, any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
The Janus Charter provides that directors may be removed from office in accordance with Delaware law.	Janus Henderson may by ordinary resolution remove any director from office. No special notice need be given of any such resolution and no director proposed to be removed has any special right to protest against his removal.
Such removal can take place notwithstanding any contrary provision in the Janus Henderson Amended Articles or any contract, but is without prejudice to any claim the Janus Henderson director may have for damages for breach of any such contract.
Vacancies
Any vacancy on the Janus board (whether because of death, resignation, retirement, removal, an increase in the number of directors, or any other cause) is filled exclusively by a majority of the directors then in office or by a sole remaining director.
Each director so chosen to fill the vacancy shall hold office until the next succeeding annual meeting and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal.
The Janus board may, by resolution, eliminate any vacant directorship thereby reducing the size of the whole Janus board but in no event shall the size of the Janus board be less than three directors.	Janus Henderson may by ordinary resolution appoint any person to be a director either to fill a casual vacancy or as an additional director.
The Janus Henderson board may appoint a director to fill a casual vacancy or as an additional director. Such person can hold office until the next annual general meeting where he would be subject to re-election.
Powers of the Board of Directors
The business of Janus is managed under the direction of the Janus board which may exercise all such powers of Janus and do all such lawful acts and things as are not prohibited by Delaware law, the Janus Charter or the Janus bylaws directed or required to be exercised by the stockholders.	Subject to the provisions of Jersey company law, the Janus Henderson Amended Articles and to any directions given by special resolution of its shareholders, the business of Janus Henderson is managed by the Janus Henderson board, which can exercise all the powers of Janus Henderson.

JANUS	JANUS HENDERSON
Fiduciary Duties of Directors
Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers to manage or oversee the management of the corporation, directors owe fiduciary duties of loyalty and care to the corporation and its stockholders.
Duty of care

The duty of care requires that a director make informed business decisions with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available prior to making a business decision.

The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees.	Under the Jersey Companies Law, a director of a Jersey company, in exercising the director's powers and discharging the director's duties, has:

•

a fiduciary duty to act honestly and in good faith with a view to the best interests of the company; and

•

a duty of care to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Customary law is also an important source of law in the area of directors' duties in Jersey as it expands upon and provides a more detailed understanding of the general duties and obligations of directors. The Jersey courts view English common law as highly persuasive in this area. In summary, the following duties will apply as manifestations of the general fiduciary duty under the Jersey Companies Law:

JANUS	JANUS HENDERSON
Duty of loyalty

The duty of loyalty requires that a director act in good faith and in a manner he reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. Further, Delaware courts will generally require the directors to demonstrate that a self-dealing transaction was entirely fair to the corporation.
Business judgment rule

A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the presumptions afforded to directors by the "business judgment rule," which presumes that disinterested directors have made decisions on an informed basis with a good faith belief that the decisions are in the best interests of the corporation, in accordance with the duties of care and loyalty. Under the business judgment standard, the Delaware court will uphold director conduct unless such conduct cannot be attributed to any rational business purpose. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. If the presumption is rebutted the directors must show the procedural fairness of the transaction, and that the transaction was of fair value to the stockholders of the corporation. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions.

Notwithstanding the foregoing, Delaware courts may subject directors' conduct to enhanced scrutiny in respect of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.	Duty to act in good faith

A director has a duty to act in what he bona fide considers to be the best interests of the company. He or she must not act for any collateral purpose. In keeping with such a position of trust, the courts will give the individual director discretion to determine this, and are likely only to infer that he was not acting in good faith if no reasonable director could have believed that the course of action was in the best interests of the company.
Generally, as with other fiduciary duties, the duty of good faith is owed by every director individually and not collectively as a board and is owed only to the company and not to any other person, be it another company or an individual.
Duty to exercise powers for a proper purpose

Even if directors are acting in good faith and in the interests of the company and its members as a whole, they must nevertheless use their powers for the purposes for which they were conferred.
Conflict of duty and interest

A director must avoid any actual or potential conflict between his own and the company's interests. There are provisions in the Jersey Companies Law which require a director to disclose certain interests which are detailed below.
Duty to account for profits

A director's fiduciary position generally precludes him from taking a personal profit from any opportunities arising from his directorship, even if he is acting honestly and for the good of the company. However, the articles may permit the director to be personally interested in arrangements involving the company (subject to the requirement to have disclosed such interest). Directors are only entitled to receive remuneration and payment of expenses if the articles of association expressly permit.

JANUS	JANUS HENDERSON
Indemnification of Directors and Officers
Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal, and provided further such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation.

Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) which such officer or director has actually and reasonably incurred.	The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.
However, a Jersey company may exempt from liability, and indemnify directors and officers for, liabilities:

•

incurred in defending any proceedings (whether civil or criminal):

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in which judgment is given in the person's favor or the person is acquitted;

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which are discontinued otherwise than for some benefit conferred by the person or on the person's behalf or some detriment suffered by the person;

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which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), the person was substantially successful on the merits in the person's resistance to the proceedings;

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any liability incurred otherwise than to the company if the person acted in good faith with a view to the best interests of the company;

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any liability incurred in connection with an application made under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

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any liability against which the company normally maintains insurance for persons other than directors.

JANUS	JANUS HENDERSON
The Janus Charter provides that each person who was or is or is threatened to be made a party to, or is otherwise involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee, agent, trustee, committee member or representative of Janus (or is or was serving at the request of Janus as a director, officer, employee, agent, trustee, committee member or representative of any other entity, including service with respect to employee benefit plans) shall be indemnified and held harmless by Janus, to the full extent permitted by Delaware law.
Janus has entered into indemnification agreements with certain of its officers and directors. Such indemnification agreements provide for prompt indemnification to the fullest extent permitted by law and for the prompt advancement of expenses, including attorneys' fees and all other costs and expenses incurred in connection with any action, suit or proceeding in which the director or officer is a witness or other participant, or to which the director or officer is a party, by reason (in whole or in part) of service in such capacities.
Limitation of Director Liability
Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director:

•

breached the duty of loyalty to the corporation or its stockholders;

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failed to act in good faith, engaged in intentional misconduct or knowingly violated a law;

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authorized the payment of a dividend or approved a stock purchase or redemption in violation of Section 174 of the DGCL; or

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obtained an improper personal benefit.

The Janus Charter provides for this limitation of liability.

The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

JANUS	JANUS HENDERSON
Section 145 of the DGCL authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145 of the DGCL.
Directors' Conflicts of Interest
Under the DGCL, a contract or transaction in which a director has an interest will not be voidable solely for this reason if:

•

the material facts with respect to such interested director's relationship or interest are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors may be less than a quorum;

•

the material facts with respect to such interested director's relationship or interest are disclosed or are known to the stockholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

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the transaction is fair to the corporation as of the time it is authorized, approved or ratified.

The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Under the DGCL, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company or one of its subsidiaries. Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit.
A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director's interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court shall not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

JANUS	JANUS HENDERSON
MERGERS AND CONSOLIDATIONS
General
Under the DGCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation's business, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares entitled to vote on the matter, unless the DGCL or the certificate of incorporation provides otherwise. The Janus Charter does not provide otherwise except as discussed in "Business Combinations with Interested Stockholders" below.
Mergers in which less than 20% of a corporation's stock is issued generally do not require stockholder approval.
Any mortgage or pledge of a corporation's property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.
The DGCL does not contain a procedure comparable to a scheme of arrangement under the Jersey Companies Law.	A merger carried out in accordance with the Jersey Merger Regime set out under Part 18B of the Jersey Companies Law (the "Jersey Merger Regime") requires shareholder approval by special resolution passed by at least two-thirds of the shares being voted in person or by proxy at a meeting (or such higher threshold as may be set out in a company's articles of association) or by unanimous (or such lesser number as may set out in the company's articles of association provided that the majority can be no less than two-thirds) written resolution signed by each of the shareholders entitled to vote.

For the avoidance of doubt, the proposed merger that is the subject of this proxy statement/prospectus does not constitute a merger for the purposes of the Jersey Companies Law and is therefore not being carried out in accordance with the Jersey Merger Regime.
Business Combinations with Interested Stockholders
Janus is subject to the provisions of Section 203 of the DGCL. The DGCL generally prohibits a publicly held company from engaging in a business combination with an "interested stockholder" (generally a person who beneficially owns 15% or more of a corporation's voting stock) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

the business combination or the transaction that resulted in the stockholder becoming an interested stockholder was approved by the corporation's board of directors prior to the date the interested stockholder acquired shares;

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the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder; or

Although the Janus Henderson Amended Articles do not require shareholder approval of business combinations, as noted above, the Jersey Companies Law (in the case of a merger carried out in accordance with the Jersey Merger Regime) requires such approval by special resolution passed by at least two-thirds of the shares being voted in person or by proxy at a meeting or by unanimous written consent signed by each of the shareholders entitled to vote.

JANUS	JANUS HENDERSON

•

the business combination is approved by a majority of the corporation's board of directors and by the affirmative vote of at least two thirds of the outstanding voting stock owned by disinterested stockholders at an annual or special meeting and not by written consent.

A business combination generally includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder.
A corporation may elect not to be governed by Section 203 of the DGCL. Neither the Janus Charter nor the Janus bylaws contain this election.
In addition, under the Janus Charter, the affirmative vote of at least 70% of Janus voting stock, voting together as a single class, is required to enter into certain business combinations (defined broadly to include mergers, consolidations, certain sales or other dispositions of assets, and certain transactions that would increase certain interested stockholders' percentage ownership in Janus) with an interested stockholder or its affiliates.

Parent-Subsidiary Mergers
Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporation does not own all of the stock of the subsidiary, dissenting stockholders of the subsidiary are entitled to certain appraisal rights.	The Jersey Companies Law provides that a parent company, by way of special resolution and (if applicable) a merger agreement, may merge with any subsidiary.

JANUS	JANUS HENDERSON
DISSOLUTION
Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all stockholders entitled to vote thereon consent in writing to such dissolution.
Each share of Janus common stock outstanding is entitled to participate equally in any distribution of net assets made to the stockholders in the liquidation, dissolution or winding up of Janus.	Under the Jersey Companies Law, a company may be wound up voluntary (summary winding up), under supervision (creditors' winding up), or by the courts of Jersey (winding up on just and equitable grounds).

A special resolution of a company is required to approve:

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in the case of a summary (solvent) winding up:

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the commencement of a summary winding up

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appointment of a liquidator for the purposes of the winding up or the liquidator's removal from office;

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authorization of the directors to exercise powers in respect of the company after the appointment of a liquidator;

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approval of termination of the winding up; and

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directing, after the winding up and before dissolution of the company, the way that the records of the company and of the liquidator may be disposed of.

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in the case of a creditors' winding up:

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commencement of the winding up;

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making an arrangement, entered into between a company immediately preceding the commencement of, or in the course of, the winding up and its creditors, binding on the company; and

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authorization of the company to make an application by the liquidator to the court for an order terminating the winding up.

In the case of a winding up on just and equitable grounds, a company may be wound up by the Jersey court if the court is of the opinion that it is (i) just and equitable to do so; or (ii) it is expedient and in the public interest to do so.

JANUS	JANUS HENDERSON
The liquidator (or the board, where no liquidator is appointed) may, with the authority of a special resolution of its shareholders, divide among shareholders part or all of the company's assets, or transfer any part of the company's assets to a trustee for the benefit of its shareholders.
AMENDMENTS TO ORGANIZATIONAL DOCUMENTS
Amendments to the Janus Charter

Generally, amendments to the certificate of incorporation of a Delaware corporation, except for a limited number of amendments set out in Section 242 of the DGCL, require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.

The Janus Charter may be amended, altered, changed or repealed in the manner prescribed by the DGCL, and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that:

•

the affirmative vote of the holders of at least 70% of Janus voting stock, voting together as a single class, is required to amend, alter, change or repeal certain provisions of the Janus Charter listed in Article XII.A of the Janus Charter; and

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on and after the day that someone becomes an interested stockholder, the affirmative vote of the holders of at least 70% of Janus voting stock is required to amend, alter, change or repeal certain other provisions of the Janus Charter listed in Article XII.B of the Janus Charter.

The memorandum of association and articles of association of a Jersey company each may only be amended by special resolution approved by holders of at least 2/3 of the shares being voted in person or by proxy at a shareholder meeting or by unanimous written consent signed by each of the shareholders entitled to vote.

JANUS	JANUS HENDERSON
Amendments to the Janus bylaws

Under the Janus Charter, a majority of the entire board of Janus may adopt, amend or repeal the Janus bylaws. The Janus bylaws may also be adopted, amended or repealed by Janus stockholders; provided, however, that on and after the day that someone becomes an interested stockholder, the affirmative vote of the holders of at least 70% of Janus voting stock is required to adopt, amend or repeal, by stockholder action, any provisions of the Janus bylaws.

LEGAL MATTERS

        The validity of the Henderson ordinary shares to be issued in the merger will be passed upon by Carey Olson, special Jersey, Channel Islands counsel to Henderson.

EXPERTS

Henderson

        The financial statements as of December 31, 2015 and December 31, 2014 and for each of the two years in the period ended December 31, 2015 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Janus

        The financial statements of Janus Capital Group Inc. incorporated in this proxy statement/prospectus by reference from the Janus Capital Group Inc. Annual Report on Form 10-K for the year ended December 31, 2015 and the effectiveness of Janus Capital Group Inc. internal control over financial reporting have been audited by [Deloitte & Touche LLP], an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

        Janus files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Janus, which file electronically with the SEC. The address of that site is www.sec.gov.

        Investors may also consult Janus's website for more information concerning the merger described in this proxy statement/prospectus. Janus's website is www.janus.com. The information contained on the website of Janus and the SEC (except for the filings described below) is not incorporated by reference into this proxy statement/prospectus.

        Henderson has filed with the SEC a registration statement on Form F-4 to register with the SEC the Henderson ordinary shares to be issued to Janus stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Henderson in addition to being a proxy statement of Janus for the Janus special meeting. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the annexes to the registration statement.

        In addition, the SEC allows Janus to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or in later filed documents incorporated by reference into this proxy statement/prospectus.

        This proxy statement/prospectus incorporates by reference the documents listed below that Janus has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K):

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2015;

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  Quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2016, June 30, 2016 and September 30, 2016;

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  Current Reports on Form 8-K filed on March 4, 2016, April 1, 2016, April 27, 2016, October 3, 2016 and November 23, 2016; and

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  The description of Janus's common stock contained in exhibit 99.1 of its Registration Statement on Form 10 (File No. 001-15253) filed on June 15, 2000, pursuant to Section 12 of the Exchange Act, including any amendments or supplements filed for the purpose of updating such descriptions.

        In addition, all documents filed by Janus under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this proxy statement/prospectus and prior to the date of the Janus special meeting will also be incorporated by reference into this proxy statement/prospectus (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K). Such documents filed by Janus are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed or furnished.

        You can obtain any of the documents listed above from the SEC, through the SEC's website at the address described above, or from Janus by requesting them in writing or by telephone at the following address:

  Janus Capital Group Inc.
  151 Detroit Street
  Denver, CO 80206
  United States of America
  Attention: Stockholder Relations
  Telephone: +1 (303) 333-3963

        These documents are available from Janus without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

        If you are a Janus stockholder and would like to request documents, please do so by [    •    ], 2017, to receive them before the Janus special meeting. If you request any documents from Janus, Janus will mail them to you by first class mail, or another equally prompt means, within one business day after Janus receives your request.

        This proxy statement/prospectus is a prospectus of Henderson and is a proxy statement of Janus for the Janus special meeting. You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Neither Janus nor Henderson has authorized anyone to give any information or make any representation about the merger or Janus or Henderson that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Janus or Henderson has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, and the information contained in any of the materials that Janus has incorporated by reference into this proxy statement/prospectus speaks only as of the date of such materials, unless the information specifically indicates that another date applies. Neither Janus's mailing of this proxy statement/prospectus to Janus stockholders, nor the issuance by Henderson of ordinary shares pursuant to the merger, will create any implication to the contrary.

 SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

        Henderson is a public limited company incorporated under the laws of Jersey, Channel Islands. All of Henderson's directors, executive officers and persons discharging managerial responsibilities, and certain experts named in this proxy statement/prospectus, reside outside the U.S. A substantial portion of Henderson's assets and the assets of those non-resident persons are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon Henderson or those persons or to enforce against Henderson or them, either inside or outside the U.S., judgments obtained in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the U.S., in any action predicated upon civil liability provisions of the federal securities laws of the U.S. Henderson has been advised by its Jersey solicitors, Carey Olson (as to the laws of Jersey, Channel Islands), that, both in original actions and in actions for the enforcement of judgments of U.S. courts, there is doubt as to whether civil liabilities predicated solely upon the U.S. federal securities laws are enforceable in Jersey.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Henderson Group plc,

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Henderson Group plc and its subsidiaries as of December 31, 2015 and, 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
London, UK
23 November 2016

HENDERSON GROUP PLC.

CONSOLIDATED BALANCE SHEET

(Amounts in Millions of Dollars, Except Share Data)

	December 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$530.9	$362.7
Investment securities	92.6	119.8
Accrued income	177.8	229.4
Assets of consolidated VIEs:
Cash and cash equivalents	52.8	2.9
Investment securities	206.8	63.9
Other current assets	9.3	0.8
Assets classified as held for sale	—	132.2
Other current assets	164.6	204.9

Total current assets	1,234.8	1,116.6

Non-current assets:
Property and equipment, net	42.7	41.0
Intangible assets, net	482.3	490.9
Goodwill	866.9	865.5
Equity method investments	4.3	116.0
Retirement benefit asset, net	191.6	199.7
Other non-current assets	12.6	10.9

Total assets	$2,835.2	$2,840.6

LIABILITIES AND EQUITY
Current liabilities:
Other accrued liabilities	$117.8	$122.4
Current portion of accrued compensation, benefits and staff costs	172.0	190.9
Current portion of long-term debt	220.9	—
Liabilities of consolidated VIEs:
Other current liabilities	16.6	0.2
Liabilities classified as held for sale	—	40.5
Other current liabilities	154.8	171.4

Total current liabilities	682.1	525.4
Non-current liabilities:
Accrued compensation, benefits and staff costs	11.6	—
Deferred tax liabilities, net	86.3	87.5
Long-term debt	—	233.0
Retirement benefit obligations, net	11.9	13.3
Other non-current liabilities	49.4	52.6

Total liabilities	$841.3	$911.8

Commitments and contingencies (See Note 19)
Redeemable noncontrolling interests	$82.9	$4.4
Equity:
Common stock (£0.125 par, 2,194,910,766 shares authorized; 1,131,842,109 and 1,139,167,195 shares issued and 1,085,554,015 and 1,090,664,897 shares outstanding respectively)	$234.4	$235.8
Additional paid in capital	1,237.9	1,231.8
Treasury shares (46,288,094 and 48,502,298 shares held respectively)	(175.3)	(156.6)
Accumulated other comprehensive loss, net of tax	(189.6)	(81.5)
Retained earnings	759.5	652.0

Total shareholders' equity	1,866.9	1,881.5
Noncontrolling interests	44.1	42.9

Total equity	1,911.0	1,924.4

Total liabilities, redeemable noncontrolling interests and equity	$2,835.2	$2,840.6

The accompanying notes are an integral part of these consolidated financial statements.

HENDERSON GROUP PLC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in Millions of Dollars, Except Share Data)

	Year ended December 31,
	2015	2014
Revenues:
Management fees	$914.7	$887.3
Performance fees	150.8	144.3
Other revenue	89.6	74.1

Total revenue	1,155.1	1,105.7

Operating expenses:
Employee compensation and benefits	403.0	387.6
Distribution expenses	235.6	219.3
Amortization and depreciation	23.4	21.5
Investment administration	48.3	50.0
Information technology	30.2	29.3
Office expenses	25.9	27.3
Other expenses	71.4	72.2

Total operating expenses	837.8	807.2

Operating income	317.3	298.5
Interest expense	(20.1)	(19.3)
Investment gains, net	39.7	285.9
Other non-operating income/(loss), net	0.6	(1.5)

Income before taxes	337.5	563.6
Income tax provision	(6.1)	(52.6)

Net income	331.4	511.0
Non-controlling interests	(1.6)	(7.7)

Net income attributable to Henderson	$329.8	$503.3

Earnings per share attributable to Henderson shareholders (dollars per share)
Basic	$0.29	$0.45
Diluted	$0.28	$0.42
Other comprehensive loss, net of tax:
Net unrealized (loss)/gain on available-for-sale assets	$(13.3)	$0.9
Foreign currency losses	(94.5)	(120.4)
Actuarial (losses)/gains	(0.7)	29.7

Other comprehensive loss, net of tax	(108.5)	(89.8)
Noncontrolling interests	0.4	2.6

Other comprehensive loss attributable to Henderson	$(108.1)	$(87.2)

Total comprehensive income	$222.9	$421.2
Total comprehensive income attributable to noncontrolling interests	(1.2)	(5.1)

Total comprehensive income attributable to Henderson	$221.7	$416.1

The accompanying notes are an integral part of these consolidated financial statements.

HENDERSON GROUP PLC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in Millions of Dollars)

	Year ended December 31,
	2015	2014
CASH FLOWS PROVIDED BY (USED FOR):
Operating activities:
Net income	$331.4	$511.0
Adjustments to reconcile net income to net cash provided by operating activities:
—amortization and depreciation	23.4	21.5
—deferred income taxes	(8.1)	—
—share-based compensation expense	33.2	39.4
—losses from equity method investments	1.0	3.4
—gain on disposal of investment securities	(16.8)	(6.1)
—other losses on disposal	1.5	2.3
—contributions to Group pension plans in excess of costs recognized	(3.7)	(8.7)
—other non-cash movements in operating expenses	0.8	(11.6)
—gain on sale of equity method investment	(18.9)	(18.9)
—gain on disposal of property business before tax and deal and separation costs	—	(245.3)
Changes in assets and liabilities:
—OEIC and unit trust receivables and payables	—	(16.0)
—other assets	43.8	(51.9)
—other accruals and liabilities	1.2	7.7

Cash provided by operating activities	388.8	226.8

Investing activities:
Acquisition of subsidiaries, net of cash acquired	(57.8)	(123.3)
Proceeds from disposal of:
—property business, net of cash disposed	—	172.5
—interests in equity method investments	128.8	22.6
—investment securities—seed capital	45.9	57.1
—property and equipment	—	0.7
Dividends received from equity method investments	2.4	6.3
Purchases of:
—investment securities—seed capital	(31.0)	(121.4)
—investment securities—held by consolidated VIEs, net of disposals	(9.3)	(0.3)
—property and equipment	(12.1)	(9.4)
—intangibles	(4.0)	—
—interests in equity method investments	(6.1)	(1.3)

Cash provided by investing activities	56.8	3.5

Financing activities:
Proceeds from issue of common stock	15.7	12.0
Purchase of common stock for stock-based compensation plans	(96.3)	(54.4)
Dividends paid to Henderson shareholders	(161.0)	(153.0)
Third party investments in consolidated seeded investment products, net of redemptions	58.4	27.3
Repurchase of common stock	(38.2)	—

Cash used for financing activities	(221.4)	(168.1)

Cash and cash equivalents:
Effect of foreign exchange rate changes	(19.0)	(68.4)

Net change	205.2	(6.2)
At beginning of year	378.5	384.7

At end of year	$583.7	$378.5

Supplemental cash flow information:
Cash paid for interest on debt instruments in issue	$16.7	$18.0
Cash paid for income taxes, net of refunds	$14.4	$32.9
Reconciliation of cash and cash equivalents
Cash and cash equivalents	$583.7	$365.6
Cash and cash equivalents classified as held for sale	—	12.9

Total cash and cash equivalents	$583.7	$378.5

The accompanying notes are an integral part of these consolidated financial statements.

HENDERSON GROUP PLC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in Millions)

	Number of shares	Common stock	Additional paid in capital	Treasury shares	Retained earnings	Accumulated other comprehensive income/(loss)	Nonredeemable noncontrolling interests	Total equity
Balance at December 31, 2013	1,123.5	$232.5	$1,173.7	$(114.9)	$320.2	$5.7	$38.6	$1,655.8
Net income	—	—	—	—	503.3	—	7.7	511.0
Other comprehensive loss	—	—	—	—	—	(87.2)	(2.6)	(89.8)
Dividends paid to shareholders	—	—	—	—	(153.0)	—	—	(153.0)
Distributions to noncontrolling interests	—	—	—	—	—	—	(0.8)	(0.8)
Purchase of common stock for stock-based compensation plans	—	—	—	(54.4)	—	—	—	(54.4)
Vesting of stock-based compensation plans	—	—	—	72.8	(72.8)	—	—	—
Issuance of common stock for stock-based compensation plans	15.7	3.3	58.1	(60.1)	—	—	—	1.3
Movement in stock-based compensation plan expense, net	—	—	—	—	54.3	—	—	54.3

Balance at December 31, 2014	1,139.2	235.8	1,231.8	(156.6)	652.0	(81.5)	42.9	1,924.4
Net income	—	—	—	—	329.8	—	1.6	331.4
Other comprehensive loss	—	—	—	—	—	(108.1)	(0.4)	(108.5)
Dividends paid to shareholders	—	—	—	—	(161.0)	—	—	(161.0)
Purchase of common stock for stock-based compensation plans	—	—	—	(96.3)	—	—	—	(96.3)
Vesting of stock-based compensation plans	—	—	—	84.0	(84.0)	—	—	—
Issuance of common stock for stock-based compensation plans	1.6	0.3	6.1	(6.4)	—	—	—	—
Movement in stock-based compensation plan expense, net	—	—	—	—	59.2	—	—	59.2
Repurchase of common stock	(9.0)	(1.7)	—	—	(36.5)	—	—	(38.2)

Balance at December 31, 2015	1,131.8	$234.4	$1,237.9	$(175.3)	$759.5	$(189.6)	$44.1	$1,911.0

The accompanying notes are an integral part of these consolidated financial statements.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of the Business

        Henderson Group plc, together with its subsidiaries (collectively 'the Group' or 'Henderson') is a global investment manager which provides investment management services throughout Europe, the Americas and Asia. The Group manages a broad range of actively managed investment products for institutional and retail investors across five capabilities, being European Equities, Global Equities, Global Fixed Income, Multi-asset and Alternatives including Private Equity and Property.

        Henderson Group plc is a public limited company incorporated in Jersey and tax resident and domiciled in the United Kingdom ('UK'). The Company's ordinary shares are traded on the London Stock Exchange ('LSE') and CHESS Depository Interests ('CDIs') are traded on the ASX Limited ('ASX').

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

        The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ('U.S. GAAP'), which require the use of estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the periods presented. Although management believes that the estimates used are reasonable, actual results could differ from those estimates and the difference could be material. The Group's significant estimates relate to the valuation of investment securities and the measurement of goodwill and intangible assets, contingent consideration as part of acquisition accounting, share based payments, defined benefit pension plans and income taxes.

        The Group's consolidated financial statements have been prepared on a going concern and historical cost basis, except for certain financial instruments that have been measured at fair value. The functional currency of the Group is Great British Pounds ('GBP') and the Group's financial statements are presented in United State Dollars ('USD') with all values rounded to the nearest one hundred thousand dollar ($0.1m), except where otherwise indicated. All significant intercompany transactions, balances, revenues and expense are eliminated upon consolidation. See Note 4—'Consolidation' for the basis of consolidation.

        The related parties of the Group include certain managed funds. The Group earns fees from the funds for which it acts as investment manager and the balance sheet includes amount due from these managed funds. On this basis, the majority of the Group's revenue, accrued income and accounts receivable are from these related funds. See Note 20.

        Events subsequent to the balance sheet date have been evaluated for inclusion in the accompanying financial statements up until the issuance date. See Note 22—'Subsequent Events'.

        The financial statements were authorized for issue on November 23, 2016.

Segment Information

        Although Henderson is a global investment manager and manages a range of investment products, operating across various product lines, distribution channels and geographic regions, information is reported to the chief operating decision-maker, the Board, on an aggregated basis. Strategic and

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

financial management decisions are determined centrally by the Board and, on this basis, the Group is a single segment investment management business.

Property and Equipment

        Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the related assets (or the lease term, if shorter). Depreciation expense totalled $7.9m and $7.7m for the years ended December 31, 2015 and 2014, respectively. Property and equipment is summarized as follows (in millions):

		December 31,
	Depreciation period	2015	2014
Furniture, fixtures and computer equipment	3 - 10 years	$16.0	$14.1
Leasehold improvements	Over the shorter of 20 years or the period of the lease	24.7	26.1
Computer Software	3 - 7 years	29.5	21.7

Property and equipment, gross		$70.2	$61.9
Accumulated depreciation		(27.5)	(20.9)

Property and equipment, net		$42.7	$41.0

        Internally generated software is recorded at cost and depreciated over its estimated useful life. Internal and external costs incurred in connection with researching or obtaining software for internal use are expensed as incurred during the preliminary project stage, as are training and maintenance costs. Internal and external costs incurred for internal use software during the application development stage are capitalized until such time that the software is substantially complete and ready for its intended use. Application development stage costs are depreciated on a straight-line basis over the estimated useful life of the software.

        Henderson evaluates its property and equipment assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation is based on an estimate of the future cash flows expected to result from the use of the asset and its eventual disposal. If expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized in an amount equal to the excess of the carrying amount of the asset over the fair value of the asset. There were no impairments of property and equipment for the years ended December 31, 2015 and 2014.

Deferred Commissions

        Initial sales commissions paid to and received from financial intermediaries on sales of certain wholesale products are deferred and amortized over various periods, not exceeding six years. The amortization period is based on the average expected life of the product on which the commission is received. Deferred commissions are recognized as components of 'other current assets' and 'other current liabilities' on the Consolidated Balance Sheet.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Equity Method Investments

        The Group's investment in equity method investees, where the Group does not control the investee but can exert significant influence over the financial and operating policies (generally considered to be ownership between 20% and 50%), as well as in joint ventures where there is joint control (and in both cases, where it is not the primary beneficiary of a VIE), are accounted for using the equity method of accounting.

        Investments are initially recognized at cost when purchased for cash, or at the fair value of shares received where acquired as part of a wider transaction. The investments are subsequently carried at cost adjusted for the Group's share of net income or loss and other changes in comprehensive income of the equity method investment, less any dividends or distributions received by the Group. The Consolidated Statement of Comprehensive Income includes the Group's share of net income or loss for the year, or period of ownership, if shorter, within other non-operating income/(loss).

Financial Instruments

        Financial assets are recognized at fair value in the Consolidated Balance Sheet when the Group becomes party to the contractual provisions of an instrument. The fair value recognized is adjusted for transaction costs, except for financial assets classified as trading where transaction costs are recognized immediately in net income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or where they have been transferred and the Group has also transferred substantially all the risks and reward of ownership.

        Purchases and sales of financial assets are recognized at the trade date. Delivery and settlement terms are usually determined by established practices in the market concerned.

        Debt securities, equity securities and holdings in pooled funds are designated as either trading or available-for-sale and are measured at subsequent reporting dates at fair value. The Group determines the classification of is financial assets on initial recognition.

        Unrealized gains and losses represent the difference between the fair value of the financial asset at the reporting date and cost or, if these have been previously revalued, the fair value at the last reporting date. Realized gains and losses on financial assets are calculated as the difference between the net sales proceeds and cost or amortized cost using the specific identification method.

        Financial liabilities, excluding deferred consideration, derivatives, fund deferral liabilities and redeemable noncontrolling interests in consolidated funds which are stated at fair value, are stated at amortized cost using the effective interest rate method. Financial liabilities stated at amortized cost include the Group's long-term debt. Amortized cost is calculated by taking into account any issue costs and any discount or premium on settlement. Financial liabilities cease to be recognized when the obligation under the liability has been discharged or cancelled or has expired.

Trading securities

        Financial assets classified as trading are carried on the Group's Consolidated Balance Sheet at fair value. These comprise: the Group's manager box position representing the Group's holding in various OEICs and unit trusts used to cover any net shortfall in units created or liquidated for clients after the funds are priced; investments in the Group's fund products held by employee benefit trusts; certain

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

investments in unconsolidated seed capital investments; and certain investments in consolidated funds. Gains and losses arising from changes in the fair value of financial assets classified as trading securities are included within investments gains/(losses) in the Consolidated Statement of Comprehensive Income. Where investments in the Group's fund products are held against outstanding deferred compensation liabilities, any movement in the fair value of these assets and corresponding movements in the deferred compensation liability are recognized in the Consolidated Statement of Comprehensive Income.

Available-for-sale securities

        Financial assets classified as available-for-sale consist of certain unconsolidated seed capital investments and certain investments in consolidated funds. Available-for-sale securities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded as a component of other comprehensive income within the Group's Consolidated Statement of Comprehensive Income until realized. When an asset is disposed of, the cumulative change in fair value, previously recognized in other comprehensive income, is taken to net income in the current accounting period.

Trade and other receivables

        Trade receivables, which generally have 30 day payment terms, are initially recognized at fair value, normally equivalent to the invoice amount. When the time value of money is material, the fair value is discounted. Provision for specific doubtful debts is made when there is evidence that the Group may not be able to recover balances in full. Balances are written off when the receivable amount is deemed uncollectable.

Cash and cash equivalents

        Cash and cash equivalents primarily consist of cash held at banks, on-demand deposits, highly liquid short-term government securities and investments in money market instruments with a maturity date of three months or less. Cash balances maintained by consolidated Voting Interest Entities ('VREs') are not considered legally restricted and are included in cash and cash equivalents on the Consolidated Balance Sheet. Cash balances held by consolidated Variable Interest Entities ('VIEs') are included in 'assets of consolidated VIEs' on the Consolidated Balance Sheet.

Impairment evaluation

        The Group periodically evaluates the carrying value of equity method investments and investment securities classified as available-for-sale for potential impairment. In determining if an impairment exists, the Group considers the duration, extent and circumstances of any decline in fair value. Where a fall in the value of an investment is prolonged or significant, it is considered an indication of impairment.

        Henderson evaluates the securities in an unrealized loss position in the available-for-sale portfolio for other-than-temporary impairment ('OTTI') on the basis of the duration of the decline in value of the security and severity of that decline as well as the Group's intent and ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in the market value. For equity method investments, if circumstances indicate that an OTTI may exist, the investments are evaluated using market values where available, or the expected future cash flows of the investment.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

        If it is determined that the impairment on an equity security is other-than-temporary, the investment is written down to fair value. An impairment loss equal to the difference between the carrying value of the security and its fair value is recognized as an impairment charge within investment gains/(losses) in the Group's Consolidated Statement of Comprehensive Income. For available-for-sale investments, any amounts previously recognized in other comprehensive income in respect of cumulative changes in fair value are taken to net income on impairment.

        No impairment charges were recognized on investment securities for the years ended December 31, 2015 and 2014.

Derivative Instruments

        The Group may, from time to time, use derivative financial instruments to mitigate price, interest rate, foreign currency and credit risk. The Group does not designate derivative instruments as hedges for accounting purposes, with the exception of certain foreign currency forward contracts used for net investment hedging.

        Derivative instruments are measured at fair value and classified as either 'other current assets' or 'other current liabilities' on the Group's Consolidated Balance Sheet. Changes in the fair value of derivative instruments are recorded within investment gains/(losses) in the Group's Consolidated Statement of Comprehensive Income.

        The Group enters into forward foreign exchange contracts to mitigate the foreign exchange risk in respect of seed capital investments and on the translation of certain consolidated entities. In addition, the Group enters into a number of derivative instruments including contracts for differences ('CFDs'), credit default swaps indexes ('CDXs'), futures and total return swaps ('TRSs') to mitigate the risk of market movements of specific available-for-sale and trading assets.

        The Group's consolidated seed investments may also be party to derivative instruments. These derivative instruments are disclosed separately from the Group's corporate derivative instruments. Refer to Note 6—'Investment Securities'.

Noncontrolling Interests and Redeemable Noncontrolling Interests

        Noncontrolling interests that are not subject to redemption rights are classified in permanent equity. Redeemable noncontrolling interests are classified outside of permanent equity on the Consolidated Balance Sheet and are measured at the estimated fair value as of the balance sheet date. Noncontrolling interests in consolidated seed investments are classified as redeemable noncontrolling interests where there is an obligation on the fund to repurchase units at the investor's request. Where the assets of the fund are presented as held for sale, the noncontrolling interest is presented within held for sale liabilities. Refer to Note 14—'Noncontrolling Interests' for further information.

Fair Value Measurements

        Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments traded in active markets (such as publically traded securities and derivatives) is based on quoted market prices at the reporting date. The quoted market price used for financial instruments is the last traded market price for both financial assets and financial liabilities where the last traded price

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

falls within the bid-ask spread. In circumstances where the last traded price is not within the bid-ask spread, management will determine the point within the bid-ask spread that is most representative of fair value current bid price. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques commonly used by market participants, including the use of comparable recent arm's length transactions, discounted cash flow analysis and option pricing models. Estimating fair value requires significant management judgement, including benchmarking to similar instruments with observable market data and applying appropriate discounts that reflect differences between the securities that the Group is valuing and the selected benchmark.

        Measurements of fair value are classified within a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable.

        The valuation hierarchy contains three levels:

  •
  Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

  •
  Level 2—Valuation inputs are quoted market prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured.

  •
  Level 3—Valuation inputs are unobservable and significant to the fair value measurement.

        The valuation of an asset or liability may involve inputs from more than one level of the hierarchy. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Level 1 Fair Value Measurements

        Henderson's Level 1 fair value measurements consist primarily of the portion of derivatives, investments held in consolidated funds and investments in the Group's fund products (which are held, in employee benefit trusts, against outstanding deferred compensation arrangements) which have quoted market prices in active markets, as well as the Group's Senior Notes.

Level 2 Fair Value Measurements

        Henderson's Level 2 fair value measurements consist primarily of the portion of derivatives, investments held in consolidated funds and investments in the Group's fund products which have valuation inputs classified as Level 2.

Level 3 Fair Value Measurements

        Henderson's assets and liabilities measured at Level 3 are primarily private equity investments, redeemable noncontrolling interests in consolidated funds, contingent deferred consideration and deferred compensation liabilities which are held against the investments in the Group's fund products, where the significant valuation inputs are unobservable.

        Private equity investments are valued using a combination of the enterprise value / EBITDA multiple method and the discounted cash flow method. Significant unobservable inputs include discount

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

rates, long-term revenue growth rates and pre-tax operating margin, taking into account management's experience and knowledge of market conditions of the specific industries.

        The fair value of redeemable noncontrolling interests in consolidated funds is primarily driven by the fair value of the investments in consolidated funds. Details of inputs used to calculate the fair value of contingent deferred consideration can be found in Note 5.

Nonrecurring Fair Value Measurements

        Nonrecurring Level 3 fair value measurements include goodwill and intangible assets. The Group measures the fair value of goodwill and intangible assets on initial recognition using discounted cash flow analysis that requires assumptions regarding projected future earnings and discount rates. Because of the significance of the unobservable inputs in the fair value measurements of these assets and liabilities, such measurements are classified as Level 3. See the 'Goodwill and Intangible Assets' accounting policy set forth within Note 2 for further information.

Income Taxes

        The Group provides for current tax expense according to the tax laws in each jurisdiction in which it operates, using tax rates and laws that have been enacted by the Balance Sheet date.

        Deferred income tax assets and liabilities are recorded for temporary differences between the financial statement and income tax basis of assets and liabilities as measured by the enacted income tax rates that may be in effect when these differences reverse. The effect of changes in tax rates on the Group's deferred tax assets and liabilities is recognized as income tax within net income in the period that includes the enactment date. Significant management judgement is required in developing the Group's provision for income taxes, including the valuation allowances that might be required against deferred tax assets and the evaluation of unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return.

        The Group periodically assesses the recoverability of its deferred tax assets and the need for valuation allowances on these assets. The Group makes these assessments based on the weight of available evidence regarding possible sources of future taxable income and estimates relating to the future performance of the business that results in taxable income.

        In evaluating uncertain tax positions, the Group considers the probability that the tax benefit can be sustained on examination by a taxing authority on the basis of its technical merits ('the recognition threshold'). For tax positions meeting this threshold, the amount recognized in the financial statements is the benefit expected to be realized upon settlement with the taxing authority on the basis of a cumulative-probability assessment of the possible outcomes. For tax positions not meeting the recognition threshold, no financial statement benefit is recognized. The Group recognizes the accrual of interest and penalties on uncertain tax positions as a component of the income tax provision.

        With effect from January 1, 2014, the Group elected to early adopt new accounting guidance relating to the balance sheet classification of deferred taxes. The updated guidance requires that all deferred tax assets, liabilities and any related valuation allowances be classified prospectively as non-current in the Consolidated Balance Sheet.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

        Also with effect from January 1, 2014, the Group elected to early adopt new accounting guidance on share-based compensation accounting, including the income tax consequences of such transactions. The updated guidance requires that on exercise of share-based awards, tax benefits in excess, or amounts that fall short, of the cumulative book compensation expense should be recognized as an income tax benefit or expense within net income.

Revenue Recognition

        Revenue includes management fees and performance fees (including earned carried interest), net of rebates. Management fees are recognized in the accounting period in which the associated investment management service is provided. Performance fees are recognized when the prescribed performance hurdles are achieved and it is probable that a fee will be collected as a result.

        Management fees are generally based upon a percentage of the market value of assets under management and are calculated as a percentage of either the daily, month end or quarter end average asset balance in accordance with contractual agreements. Performance fees are specified in certain fund and client contracts and are based on investment performance either on an absolute basis or compared to an established index over a specified period of time. This is often subject to a hurdle rate.

        Management fees are primarily received monthly or quarterly whilst performance fees are usually received quarterly or annually by the Group, although the frequency of receipt varies between agreements. Management and performance fee revenue recognized which has not yet been billed is recognized as accrued income in the Consolidated Balance Sheet. Management and performance fee revenue recognized and billed, but not yet received is recognized within 'other current assets' in the Consolidated Balance Sheet.

Commissions

        Commissions on management fees are accounted for on an accruals basis and are recognized in the accounting period in which the associated management fee is earned.

Operating Expenses

        Operating expenses are accrued and recognized as incurred.

Share-Based Compensation and Share-based Payment Transactions

        The Group issues share-based awards to employees, all of which are classified as equity-settled share-based payments. Equity-settled share-based payments are measured at the fair value of the shares at the grant date. The awards are expensed, with a corresponding increase in reserves, on either a straight line basis or a graded basis (depending on vesting conditions) over the vesting period, based on the Group's estimate of shares that will eventually vest.

        The grant date fair value for stock options is determined using the Black-Scholes option pricing model, and the grant date fair value of restricted stock is determined from the market price on the date of grant. The Black-Scholes model requires management to determine certain variables; the assumptions used in the Black-Scholes option pricing model include dividend yield, expected volatility, risk-free interest rate and expected life. The dividend yield and expected volatility are determined using historical Group data. The risk-free interest rate is based on the 3-year UK treasury coupon at the time

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

of the grant. The expected life of the appreciation rights is the same as the service conditions applicable to all Group awards.

        The Group also uses the Monte Carlo model to determine the fair value of awards granted under the LTIP scheme from 2015 onwards. The assumptions used in the Monte Carlo model include dividend yield, share price volatility and discount rate.

Earnings per Share

        Basic earnings per share attributable to Henderson shareholders is calculated by dividing net income (adjusted for the allocation of earnings to participating restricted stock awards) by the weighted average number of shares outstanding. Henderson has calculated earnings per share using the two-class method. There are some participating restricted stock awards which are paid non-forfeitable dividends. Under the two-class method, net income attributable to Henderson is adjusted for the allocation of earnings to participating restricted stock awards.

        Diluted earnings per share is calculated in a similar way to basic earnings per share, but is adjusted for the effect of potential common shares unless they are anti-dilutive.

Business Combinations

        All business combinations are accounted for using the acquisition method. The cost of a business combination is the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the acquirer as consideration. The fair value of a business combination is calculated at the acquisition date by recognizing the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria, at their fair values at that date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree. The cost of a business combination in excess of the fair value of net identifiable assets or liabilities acquired, including intangible assets identified, is recognized as goodwill. Any costs incurred in relation to a business combination are expensed as incurred.

Contingent Consideration

        Contingent consideration, resulting from business combinations, is recognized at fair value at the acquisition date as part of the business combination and discounted where the time value of money is material. The determination of the fair value is based on discounted cash flows, with the key assumptions being the probability of meeting each performance target and the discount factor applied. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured to fair value at each reporting date through net income. Finance charges, where discounting has been applied, are also recognized through net income. See Note 5 'Acquisitions' for further information about contingent consideration on acquisitions taking place during the reporting period.

Goodwill and Intangible Assets, Net

        Goodwill represents the excess of cost over the fair value of the identifiable net assets of acquired companies and is capitalized in the Consolidated Balance Sheet.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

        Intangible assets consist primarily of investment management contracts acquired as part of business combinations. Investment management contracts have been identified as separately identifiable intangible assets arising on the acquisition of subsidiaries or businesses. Such contracts are recognized at the present value of the expected future cash flows of the investment management contracts at the date of acquisition. Investment management contracts may be classified as either indefinite-lived investment management contracts or finite-lived client relationships.

        Indefinite-lived intangible assets are comprised of investment management agreements where the agreements are with investment companies themselves and not with underlying investors. Such contracts are typically renewed indefinitely and therefore the Group considers the contract life to be indefinite and, as a result, the contracts are not amortized. Definite-lived intangible assets are comprised of investment management agreements where the agreements are with the underlying investor.

        Indefinite-lived intangible assets and goodwill are not amortized. Finite-lived client relationships are amortized on a straight-line basis over their remaining useful lives, currently estimated at between three and eight years for existing contracts.

        Goodwill is reviewed for impairment annually or more frequently if changes in circumstances indicate that the carrying value may be impaired. The Group has determined that it has one reporting unit for goodwill impairment testing purposes, which is consistent with internal management reporting and management's oversight of operations. For this purpose, management prepares a valuation for the Group's cash generating unit based on its fair value. The fair value is based on forecasts approved by the Board, extrapolated for expected future growth rates and discounted at a risk-adjusted discount rate based on the Group's pre-tax weighted average cost of capital. Where the fair value is less than the carrying amount, an impairment is recognized. Any impairment is recognized immediately through net income and cannot subsequently be reversed.

        Intangible assets subject to amortization are tested for impairment whenever events or circumstances indicate that the carrying value may not be recoverable and indefinite-lived assets are tested for impairment annually or more frequently if changes in circumstances indicate that the carrying value may be impaired.

        Goodwill and intangible assets require significant management estimates and judgement, including the valuation and expected life determination in connection with the initial purchase price allocation and the ongoing evaluation for impairment.

Foreign exchange

        The functional currency of the Group is GBP and the reporting currency, for the purposes of these financial statements, is USD.

        Transactions in foreign currencies are recorded at the appropriate exchange rate prevailing at the date of the transaction. Foreign currency monetary balances at the reporting date are converted at the prevailing exchange rate. Foreign currency non-monetary balances carried at fair value or cost are translated at the rates prevailing at the date when the fair value or cost is determined. Gains and losses arising on retranslation are recognized as a component of net income, except for available-for-sale financial assets where the unhedged changes in fair value are recognized in other comprehensive income.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

        On consolidation, the assets and liabilities of the Group's overseas operations whose functional currency is not GBP are translated at exchange rates prevailing at the reporting date. Income and expense items are recognized at daily exchange rates. Exchange differences arising, if any, are taken through other comprehensive income to accumulated other comprehensive income. Where net investment hedge accounting is applied using foreign currency forward contracts, the fair value movement on these contracts is also recognized within accumulated other comprehensive income. In the period in which an operation is disposed of, translation differences previously recognized in accumulated other comprehensive income are recognized as a component of net income.

        On translation of the consolidated financial statements from the Group's functional currency of GBP to the reporting currency of USD, the assets and liabilities of the Group are translated using the exchange rate prevailing at the reporting date, equity is translated at historic rate and income and expense items are translated using the average exchange rate, calculated based on each month end rate for the financial period. Exchange differences arising are taken through other comprehensive income to accumulated other comprehensive income.

Post-employment retirement benefits

        The Group provides employees with retirement benefits through both defined benefit and defined contribution plans. The assets of these plans are held separately from the Group's general assets, in trustee administered funds.

        Contributions to the defined contribution plan are expensed to net income within the Consolidated Statement of Comprehensive Income as and when they become payable.

        Defined benefit obligations and the cost of providing benefits are determined annually by independent qualified actuaries using the projected unit credit method. The Group's annual measurement date of the defined benefit plan is December 31. The defined benefit obligation is measured as the present value of the estimated future cash outflows using a discount rate based on AA rated corporate bond yields of appropriate duration. The plan assets are recognized at fair value. The funded status of the defined benefit pension plans (the resulting surplus or deficit of defined benefit assets less liabilities) is recognized in the Consolidated Balance Sheet, net of any taxes that would be deducted at source.

        Actuarial gains and losses arise as a result of the difference between actual experience and actuarial assumptions. The "10% corridor" method for recognizing actuarial gains and losses has been adopted by the Group. This means that cumulative actuarial gains or losses up to an amount equal to 10% of the higher of the liabilities or assets of the scheme ('the corridor') have no immediate impact on net income and are instead recognized through other comprehensive income. Cumulative gains or losses greater than the corridor are amortized to net income over the average remaining future working lifetime of the active members in the plan.

        Net periodic benefit cost is recorded as a component of net income in the Consolidated Statement of Comprehensive Income and includes service cost, interest cost, expected return on plan assets and any actuarial gains and losses previously recognized as a component of other comprehensive income which have been amortized in the period. Net periodic benefit costs are recognized as an operating expense.

        See Note 16—'Retirement benefit plans' for further discussion of the Group's pension plans.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Held for sale classification

        As at December 31, 2014, the Group classified assets and liabilities of consolidated seed investments as held for sale on the basis that management anticipated that the seed capital investments would be redeemed within a year and their carrying value recovered principally through a sale transaction rather than through continuing use. During the year ended December 31, 2015 it was identified that the expected redemption of certain seed capital investments within a year was not going to occur. Based on these assumptions, the Group transferred the assets and liabilities not disposed of that were held for sale as at December 31, 2014 to their respective line items in the Consolidated Balance Sheet as at December 31, 2015. Assets and liabilities held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

Common Stock

        Henderson's common stock of 12.5 pence each are classified as equity instruments. Equity shares issued by Henderson are recorded at the fair value of the proceeds received or the market price on the day of issue. Direct issue costs, net of tax, are deducted from 'additional paid in capital' within equity.

        Treasury shares held are equity shares of Henderson Group plc (the 'Company') acquired by or issued to employee benefit trusts. Treasury shares held are recorded at cost and are deducted from equity. No gain or loss is recognized in the Consolidated Statement of Comprehensive Income on the purchase, issue, sale or cancellation of Henderson's own equity shares.

        Shares purchased as part of a share repurchase program are immediately cancelled. The nominal value of each share purchased and cancelled is debited against common stock and the remaining balance, being the difference between the price paid per share and the nominal value, is debited against retained earnings.

Consolidation

        For the Group's accounting policies on consolidation, see Note 4—'Consolidation'.

Note 3—Recent Accounting Pronouncements Not Yet Adopted

        In May 2014, the Financial Accounting Standards Board ('FASB') issued a new revenue recognition standard. The standard's core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. The revenue standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods. The Group is evaluating the effect of adopting this new accounting standard.

        In January 2016, the FASB issued amendments to its financial instruments standard, including changes relating to the accounting for equity investments, and the presentation and disclosure requirements for financial instruments. Under the amended guidance, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Recent Accounting Pronouncements Not Yet Adopted (Continued)

generally be measured at fair value through earnings. There will no longer be an available-for-sale classification (changes in fair value reported in other comprehensive income) for equity securities with readily determinable fair values. The amended guidance also requires financial assets and financial liabilities to be presented separately in the notes to the financial statements, grouped by measurement category (e.g. fair value, amortized cost, lower of cost or market value) and form of financial asset (e.g. loans, securities). The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is evaluating the effect of adopting this new accounting standard.

        In February 2016, the FASB issued a new standard on accounting for leases. The new standard represents a wholesale change to lease accounting and introduces a lessee model that brings most leases on to the balance sheet. The standard also aligns certain of the underlying principles of the new lessor model with those in the FASB's new revenue recognition standard. Furthermore, the new standard addresses other concerns related to the current leases model. The standard is effective for calendar periods beginning on January 1, 2019. The Group is evaluating the effect of adopting this new accounting standard.

        In March 2016, the FASB issued an amendment to its principal-versus-agent guidance in the FASB's new revenue standard. The key provisions of the amendment are assessing the nature of the entity's promise to the customer, identifying the specified goods or services, application of the control principle and indicators of control. The amendment is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. In addition, entities are required to adopt the amendment by using the same transition method they used to adopt the new revenue standard. The Group is evaluating the effect of adopting this new accounting standard.

        In June 2016, the FASB issued an amendment to its guidance on accounting for credit losses. The new guidance requires the application of a current expected credit loss model for financial assets measured at amortized cost and an allowance for credit loss model for available-for-sale debt securities. The amendment is effective for reporting periods beginning on or after December 15, 2019. The Group is evaluating the effect of adopting this new accounting standard.

Note 4—Consolidation

        In accordance with ASU 2015-02, the Group early adopted the amended consolidation accounting guidance which was mandatory for reporting periods beginning or after December 15, 2015, with an effective adoption date of January 1, 2014, using a modified retrospective approach.

        The consolidated financial statements of the Group comprise the financial statements of Henderson Group plc and its interests in its controlled subsidiaries and equity method investments as at 31 December each year. Additionally, the consolidated financial statements include the consolidation of certain managed funds that meet the definition of a VIE if the Group has been deemed to be the primary beneficiary of these funds and of certain managed funds that meet the definition of a VRE.

        The net income and each component of other comprehensive income are attributed to the owners of the parent of the Group and to any noncontrolling interests. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4—Consolidation (Continued)

        The results of consolidated entities acquired or disposed of during the year are included in the Consolidated Statement of Comprehensive Income from the effective date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that the control ceases. A change in the ownership interest of a consolidated entity, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a consolidated entity, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity while any resultant gain or loss is recognized in the Consolidated Statement of Comprehensive Income.

        The Group performs an analysis of affiliates and investments held to determine if they are a VIE or a VRE which involves significant judgement and analysis. Factors considered in this assessment include the entity's legal organization, the entity's capital structure and equity ownership, and any de facto agent implications of the Group's involvement with the entity. VIEs are consolidated if the Group is the primary beneficiary of the entity and VREs are consolidated if the Group holds the majority voting interest. Certain events (such as additional contributions or redemptions, either by Henderson or third parties) will trigger a review to reconsider the previous conclusions regarding the status of an entity as a VIE or a VRE. Additionally, management continually reconsiders whether the Group is considered a VIE's primary beneficiary, and thus consolidates it.

Variable Interest Entities

        Certain investments for which a controlling financial interest is achieved through arrangements that are not directly linked to voting interests are considered VIEs. Henderson reviews factors, including whether or not i) the entity has equity that is sufficient to permit the entity to finance its activities without additional subordinated support from other parties and ii) the equity holders at risk have the obligation to absorb losses, the right to receive residual returns and the right to direct the activities of the entity that most significantly impact the entity's economic performance, to determine if the investment product is a VIE. The Group re-evaluates these factors as facts and circumstances change.

        The Group consolidates a VIE if it is the VIE's primary beneficiary. The primary beneficiary of a VIE is defined as the variable interest holder that has a controlling financial interest in the VIE. A controlling financial interest is defined as one that has i) the power to direct the activities of the VIE that most significantly impact its economic performance and ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE.

Consolidated Variable Interest Entities

        Henderson's consolidated VIEs as at December 31, 2015 are certain funds in which the Group has a seed investment and acts as the investment manager. The assets of these VIEs are not available to the creditors of the Group and the investors in these VIEs have no recourse to the credit of the Group.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4—Consolidation (Continued)

        Consolidated VIE assets and liabilities are presented after intercompany eliminations at December 31, 2015, and December 31, 2014, in the following table (in millions):

	December 31, 2015	December 31, 2014
Investment securities	$206.8	$63.9
Cash and cash equivalents	52.8	2.9
Other current assets	9.3	0.8
Other current liabilities	(16.6)	(0.2)

Total	252.3	67.4
Redeemable noncontrolling interests in consolidated VIEs	(78.5)	—
Nonredeemable noncontrolling interest in consolidated VIEs	(44.1)	(42.9)

Group net interest in consolidated VIEs	$129.7	$24.5

Unconsolidated Variable Interest Entities

        At December 31, 2015, the Group's carrying value of investment securities included on the Consolidated Balance Sheet pertaining to unconsolidated VIEs was $nil (2014: $34.6m). The Group's total exposure to unconsolidated VIEs represents the value of its economic ownership interest in the investment securities.

Voting Interest Entities

Consolidated Voting Interest Entities

        The Group's consolidated VREs include its investments in subsidiaries and certain seed investments. Investments are accounted for as VREs where they do not meet the definition of a VIE and when the Group is considered to control such investments, where control generally exists if there is a greater than 50% voting interest.

        The following table presents the balances related to seed investments that have been classified as VREs and consolidated on the Group's Consolidated Balance Sheet (in millions):

	December 31, 2015	December 31, 2014
Investment securities	$28.7	$22.4
Cash and cash equivalents	8.6	4.0
Other current assets	0.7	0.3
Other current liabilities	(0.2)	(0.2)

Total	37.8	26.5
Redeemable noncontrolling interests in consolidated VREs	(4.4)	(4.4)

Group net interest in consolidated VREs	$33.4	$22.1

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Acquisitions

Acquisition of Perennial

        On November 1, 2015, Henderson acquired the entire share capital of Perennial, fixed income and equities managers located in Australia. The acquisition served to broaden the scope of the global fixed income and equity teams, as well as to assist in the development of Henderson's distribution reach.

        The transaction included initial upfront cash consideration of $55.4m and contingent consideration with a present value of $0.6m, with the contingent consideration payable in 2017 and 2019 if revenues of the Perennial equities business meet certain targets. The total maximum payment over the entire contingent consideration period is $10.7m as of December 31, 2015. In addition, there is a maximum amount of $37.4m payable in two tranches in 2019 and 2020, which have employee service conditions attached ('earn out') which are accounted for as a compensation expense and are based on net management fee revenue. The fair values of the contingent consideration and earn out are calculated at each reporting date by forecasting Perennial revenues over the contingency period and determining whether the forecast amounts meet the defined targets. The significant unobservable input used in the valuation is forecast revenue. Due to the short time frame between completion and the year end, there were no fair value adjustments made to the contingent consideration recognized. The earn out will be accrued over the service period. At December 31, 2015, the total of contingent consideration and earn out had a fair value of $1.0m, which is included in 'other non-current liabilities' on the Group's Consolidated Balance Sheet. The following proforma information is unaudited: had Perennial been acquired on January 1, 2015, the business would have contributed revenue and net income of $18.5m (2014: $16.2m) and $5.4m (2014: $6.0m) respectively. Perennial contributed revenue and net income of $3.1m and $0.9m respectively between the acquisition date and 31 December 2015.

        The deal costs are included within operating expenses in Henderson's Consolidated Statement of Comprehensive Income.

        The total purchase price, including the upfront payment and the present value of the expected contingent payments, was allocated as follows (in millions):

Assets:
Cash and cash equivalents	$0.9
Accounts receivable	2.7
Intangible assets	24.6
Goodwill	36.6
Liabilities:
Other accrued liabilities	(1.4)
Deferred income taxes	(7.4)

Net assets acquired	$56.0

        Goodwill represents the excess of cost over the fair value of the identifiable net assets acquired and is largely attributable to the existing workforce of Perennial as well as the opportunity for the Group to leverage the distribution platforms on which Perennial funds are included for other products. The goodwill recognized as a result of the acquisition is not deductible for tax purposes.

        The intangible assets include investment management agreements and client relationships. Client relationships have an estimated useful life of eight years and are being amortized over this period.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Acquisitions (Continued)

Acquisition of Geneva

        On October 1, 2014, Henderson acquired the entire share capital of Geneva which added to the Group's US equities capability and US institutional client base and is the main factor in the recognition of goodwill.

        The consideration payable for Geneva was structured as an upfront payment of up to $130.0m with two further contingent tranches of up to $45.0m and $25.0m, payable over six years. The Group made an initial upfront payment of $120.5m during 2014 based on the revenue run rate at a date just before acquisition, measured against defined revenue targets set out in the sale and purchase agreement, together with a payment of $3.8m for the net assets of Geneva. The $9.5m shortfall between the $120.5m initial payment and the $130.0m maximum can still become payable if Geneva's revenues meet the revenue targets over the next five years. As a result the Group has a deferred contingent liability of between $nil and $79.5m. The fair value of the contingent consideration is estimated at each reporting date by forecasting revenue, as defined by the sale and purchase agreement, over the contingency period, and determining whether targets will be met. Significant unobservable inputs used in the valuation are limited to forecast revenues which factor in expected growth in AUM based on performance and industry trends. Increases in forecast revenue increase the fair value of the consideration, while decreases in forecast revenues would decrease the fair value. No fair value adjustment was necessary in the year ended December 31, 2015, and $16.2 million of contingent consideration was included in 'other non-current liabilities' on Henderson's Consolidated Balance Sheet. The following proforma information is unaudited: had Geneva been acquired on January 1, 2014, the business would have contributed revenue and net income of $28.8m and $19.3m respectively in 2014. Geneva contributed revenue and net income of $6.8m and $4.9m respectively between the acquisition date and December 31, 2014.

        The deal costs are included within operating expenses in Henderson's Consolidated Statements of Comprehensive Income in 2014.

        The total purchase price, including the upfront payment and the present value of the expected contingent payments, was allocated as follows (in millions):

Assets:
Cash and cash equivalents	$1.0
Other assets	3.2
Intangible assets	80.9
Goodwill	55.3

Net assets acquired	$140.4

        Goodwill arising on the acquisition of Geneva is expected to be deductible for tax purposes. The intangible assets represent client relationships. They have an estimated useful life of seven years and are being amortized over this period on a straight line basis.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Investment Securities

        The Group's investment securities as of December 31, 2015 and 2014, are summarized as follows (in millions):

	December 31,
	2015	2014
Trading securities:
Seeded investment products—consolidated VIEs	$198.4	$55.6
Seeded investment products—consolidated VREs	6.3	—
Investments related to deferred compensation plans	61.5	54.0
Other investments	1.0	0.8

Total trading securities	267.2	110.4

Available-for-sale securities:
Seeded investment products—consolidated VIEs	8.4	8.3
Seeded investment products—consolidated VREs	22.4	22.4
Seeded investment products—unconsolidated	1.4	42.6

Total available-for-sale securities	32.2	73.3

Total investment securities	$299.4	$183.7

Trading Securities

        Seed investments classified as trading securities consisted of the following as of December 31, 2015 and 2014:

	December 31, 2015		December 31, 2014
	Fair value (in millions)	Number of products	Fair value (in millions)	Number of products
Seeded funds advised by the Group:
Consolidated VIEs	$198.4	14	$55.6	1
Consolidated VREs	6.3	2	—	—

Total trading securities	$204.7	16	$55.6	1

        In addition, there were 8 trading investments with a fair value of $111.8m classified as held for sale at December 31, 2014. There were no investments held for sale as at December 31, 2015. See Note 12 for further information.

        Gains and losses recognized on trading securities still held as of December 31, 2015 and 2014, are summarized as follows (in millions):

	Year ended December 31,
	2015	2014
Trading securities still held at period end	$(5.6)	$21.6

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Investment Securities (Continued)

Available-for-Sale Securities

        Seed investments classified as available-for-sale securities consisted of the following as of December 31, 2015 and 2014:

	December 31, 2015		December 31, 2014
	Fair value (in millions)	Number of products	Fair value (in millions)	Number of products
Seeded funds advised by the Group:
Consolidated VIEs	$8.4	3	$8.3	2
Consolidated VREs	22.4	1	22.4	1
Unconsolidated	1.4	1	42.6	10

Total seeded funds advised by the Group	$32.2	5	$73.3	13

        The following is a summary of available-for-sale securities at December 31, 2015 and 2014 (in millions):

	December 31, 2015
		Gross unrealized investment
				Foreign currency translation	Estimated fair value	Carrying value
	Cost	Gains	Losses
Available-for-sale securities	$30.6	$1.1	$(1.4)	$1.9	$32.2	$32.2

	December 31, 2014
		Gross unrealized investment
				Foreign currency translation	Estimated fair value	Carrying Value
	Cost	Gains	Losses
Available-for-sale securities	$57.7	$15.8	$(1.6)	$1.4	$73.3	$73.3
Held for sale available-for-sale securities	$6.8	$0.4	$—	$0.3	$7.5	$7.5

        The Group reviewed the gross unrealized losses on available-for-sale securities and determined that the losses were not other-than-temporary. No impairment charges were recognized for the years ended December 31, 2015, and 2014. There were no unrealized loss positions greater than 12 months as at December 31, 2015 (2014: none).

        Realized gains and losses related to the disposal of seed investments classified as available-for-sale securities were recognized within 'investment gains, net' on the Group's Consolidated Statement of Comprehensive Income. The following is a summary of realized gains upon disposal of seed investments classified as available-for-sale securities for the years ended December 31, 2015 and 2014:

	2015	2014
Realized gains	$16.8	$2.2

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Investment Securities (Continued)

Derivative Instruments

        The Group maintains an economic hedge program that uses derivative instruments to mitigate the market volatility of certain seeded investments. Market fluctuations are mitigated using derivative instruments including futures, index swaps and TRSs. The Group operates a rolling program of foreign currency forward contracts to mitigate the non-functional currency exposures arising from certain seed capital investments.

        The Group was party to the following derivative instruments as of December 31, 2015 and 2014:

	December 31, 2015		December 31, 2014
	Number of contracts	Notional value (in millions)	Number of contracts	Notional value (in millions)
Index swaps	3	$41.2	4	$43.8
Futures	—	—	6	31.9
Total return swaps	9	68.6	5	37.0
Foreign currency forward contracts	25	$160.1	4	$117.8

        The derivative instruments are not designated as hedges for accounting purposes, with the exception of certain foreign currency forward contracts used for net investment hedging. Changes in the fair value of certain derivatives are recognized in 'investment gains, net' in the Group's Consolidated Statement of Comprehensive Income. Changes in the fair value of foreign currency forward contracts which relate to consolidated seed entities are recognized in accumulated other comprehensive income under net investment hedge accounting.

        The value of the individual derivative contracts are recognized on a gross basis and included in 'other current assets' or 'other current liabilities' in the Consolidated Balance Sheet. The Group has entered into netting arrangements with individual counter parties; the impact of any potential resulting offsets are shown below.

        The Group recognized $0.4 million and $1.2 million in cash collateral with the counterparties of the derivatives as of December 31, 2015 and 2014, respectively. The cash collateral is included within 'other current liabilities' and 'other current assets' respectively on the Group's Consolidated Balance Sheet.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Investment Securities (Continued)

        The following tables illustrate the effect of offsetting derivative instruments on the Group's Consolidated Balance Sheets as of December 31, 2015 and 2014 (in millions):

	December 31, 2015
	Gross amounts	Gross amounts offset by derivative instruments	Gross amounts offset by cash collateral	Net amounts
Assets:
Total return swaps	$1.3	$—	$(1.3)	—

Total	1.3	—	(1.3)	—

Liabilities:
Total return swaps	$(0.6)	—	$—	$(0.6)
Index swaps	(0.9)	—	0.9	—
Foreign currency forward contracts	(5.9)	—	—	(5.9)

Total	$(7.4)	$—	$0.9	$(6.5)

	December 31, 2014
	Gross amounts	Gross amounts offset by derivative instruments	Gross amounts offset by cash collateral	Net amounts
Assets:
Total return swaps	$0.4	$—	$(0.1)	$0.3
Foreign currency forward contracts	1.8	—	—	1.8

Total	$2.2	$—	$(0.1)	$2.1

Liabilities:
Total return swaps	$(0.1)	$—	$—	$(0.1)
Index swaps	(1.3)	—	1.3	—
Foreign currency forward contracts	(0.2)	—	—	(0.2)
Futures	(0.5)	—	—	(0.5)

Total	$(2.1)	$—	$1.3	$(0.8)

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Investment Securities (Continued)

        The Group recognized the following net foreign currency translation gains on hedged seed investments denominated in a foreign currency and net losses on associated foreign currency forward contracts in other comprehensive income for the years ended December 31, 2015 and 2014 (in millions):

	Year ended December 31,
	2015	2014
Foreign currency translation	$3.5	$—
Foreign currency forward contracts	(3.5)	—

Total	$—	$—

Derivative Instruments in Consolidated Seeded Investment Products

        Certain of the Group's consolidated seeded investment products utilize derivative instruments to contribute to the achievement of defined investment objectives. These derivative instruments are classified within 'other current assets' and 'other current liabilities' in Henderson's Consolidated Balance Sheet. Gains and losses on these derivative instruments are classified within investment gains, net on Henderson's Consolidated Statement of Comprehensive Income. The consolidated seeded investment products posted $0.4m and $0.2m in cash collateral with the counterparties of the derivative instruments as of December 31, 2015 and 2014, respectively.

        The Group's consolidated seeded investment products were party to the following derivative instruments as of December 31, 2015 and 2014:

	December 31, 2015		December 31, 2014
	Number of contracts	Notional value (in millions)	Number of contracts	Notional value (in millions)
Interest swaps	50	$36.3	25	$43.2
Swaptions	6	0.1	9	18.9
Equity swaps	31	3.3	27	2.2
Index swaps	7	2.7	12	2.0
CFDs	894,385	20.2	666,305	4.3
CDXs	1	0.8	—	—
Futures	775	34.7	480	22.7
Foreign currency forward contracts	152	46.5	134	47.4
Options	1,982	$69.0	307	$30.7

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Investment Securities (Continued)

        The following tables illustrate the effect of offsetting derivative instruments within consolidated seeded investment products on the Group's Consolidated Balance Sheets as of December 31, 2015 and 2014 (in millions):

	December 31, 2015
	Gross amounts	Gross amounts offset by derivative instruments	Gross amounts offset by cash collateral	Net amounts
Assets:
CFDs	$0.2	$—	$—	$0.2
Interest swaps	0.5	(0.4)	—	0.1
Futures	0.5	(0.4)	—	0.1
Equity swaps	0.3	(0.2)	—	0.1
Options	2.3	(0.5)	—	1.8
Foreign currency forward contracts	1.0	—	0.3	1.3

Total	$4.8	$(1.5)	$0.3	$3.6

Liabilities:
Interest swaps	$(0.5)	$0.4	$—	$(0.1)
Futures	(0.4)	0.4	—	—
Equity swaps	(0.2)	0.2	—	—
Options	(0.7)	0.5	0.1	(0.1)
Foreign currency forward contracts	(0.1)	—	—	(0.1)

Total	$(1.9)	$1.5	$0.1	$(0.3)

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Investment Securities (Continued)

	December 31, 2014
	Gross amounts	Gross amounts offset by derivative instruments	Gross amounts offset by cash collateral	Net amounts
Assets:
CFDs	$0.1	$—	$—	$0.1
Interest swaps	0.3	(0.3)	—	—
Futures	0.4	(0.1)	—	0.3
Equity swaps	0.1	(0.1)	0.2	0.2
Index swaps	0.1	(0.1)	—	—
Options	0.5	(0.2)	—	0.3
Currency hedges	0.8	—	—	0.8

Total	$2.3	$(0.8)	$0.2	$1.7

Liabilities:
Interest swaps	$(0.4)	$0.3	$—	$(0.1)
Futures	(0.4)	0.1	—	(0.3)
Index swaps	(0.1)	0.1	—	—
Options	(0.2)	0.2	—	—
Currency hedges	(0.1)	0.1	—	—

Total	$(1.2)	$0.8	—	$(0.4)

        As of December 31, 2014, one consolidated seed investment product sold credit protection through the use of credit default swap contracts (2015: none). The contracts provided alternative credit risk exposure to individual companies and countries outside of traditional bond markets. The terms of the credit default swap contracts are five years.

        As a seller of credit default swap contracts, the consolidated seed investment product would be required to pay the notional value of a referenced debt obligation to the counterparty in the event of a default on the debt obligation by the issuer. The notional value represents the estimated maximum potential undiscounted amount of future payments required in the event of a credit default event. As of December 31, 2014, the notional value of the agreements was $0.4m (2015: $nil). The credit default swap contracts include recourse provisions that allow for recovery of a certain percentage of amounts paid in the event of a credit default event. As of December 31, 2014, the fair value of the credit default swap contracts selling protection was $0.1m. The contracts were entered into to create synthetic long positions. There are no known indicators of performance risk relating to these contracts.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Investment Securities (Continued)

Investment gains, net

        Investment gains, net in the Group's Consolidated Statement of Comprehensive Income included the following for the years ended December 31, 2015 and 2014 (in millions):

	Year ended December 31,
	2015	2014
Investment gains, net:
Seeded investment products	$(5.6)	$21.6
Fair value changes on derivative instruments	1.0	(1.4)
Gain on sale of available-for-sale investments	16.8	2.2
Noncontrolling interests in seeded investment products	6.1	(4.3)

Gain on investment securities and derivatives	18.3	18.1
Gain on sale of equity method investments	18.9	18.9
Gain on sale of Property business	—	245.3
Other investment income	2.5	3.6

Investment gains, net	$39.7	$285.9

        On April 1, 2014, the Group completed transactions which resulted in the disposal of its Property business and simultaneously recognized a 40% share in a newly formed joint venture, THRE, which was accounted for as an equity method investment. The Group recognized a gain on disposal of the Property business of $245.3m during the year ended December 31, 2014 and subsequently recognized a gain of $18.9m on disposal of THRE when it disposed of its 40% share on June 1, 2015.

        During 2014 the Group also disposed of its 50% stake in Intrinsic which had been accounted for as an equity method investment, recognizing a gain on sale in 2014 of $18.9m.

Purchases, Sales, Settlements and Maturities

        Cash flows related to investment securities for the years ended December 31, 2015 and 2014, are summarized as follows (in millions):

	2015		2014
	Purchases and settlements	Sales, settlements and maturities	Purchases and settlements	Sales, settlements and maturities
Trading securities	$(40.3)	$5.3	$(118.6)	$—
Available-for-sale securities	—	40.6	(3.1)	57.1

Total cash flows	$(40.3)	$45.9	$(121.7)	$57.1

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Goodwill and Intangible Assets

        Henderson's goodwill and intangible assets are summarized below (in millions):

	December 31, 2014	Acquisition	Amortization	Foreign currency translation	December 31, 2015
Indefinite-lived intangible assets:
Investment management agreements	$408.2	$15.5	$—	$(22.0)	$401.7
Definite-lived intangible assets:
Client relationships	124.8	13.1	—	(2.6)	135.3
Accumulated amortization	(42.1)	—	(15.5)	2.9	(54.7)

Net intangible assets	$490.9	$28.6	$(15.5)	$(21.7)	$482.3

Goodwill	$865.5	$45.5	$—	$(44.1)	$866.9

        The opening goodwill balance originates from the various acquisitions the Group has undertaken. The Group recognized AUD11.5m ($8.9m) of goodwill on the acquisition of 90 West on May 29, 2015 and AUD51.0m ($36.6m) on the acquisition of Perennial on November 1, 2015. There were no accumulated impairment losses in relation to goodwill as at December 31, 2015 or 2014.

        Definite-lived intangible assets represent client relationships, which are amortized over their estimated lives using the straight-line method. The estimated lives of the client relationships vary and range from three years to eight years. Indefinite-lived intangible assets represent certain investment management contracts where the Group expects both the renewal of the contracts and the cash flows generated by them to continue indefinitely.

        The intangible asset balance increased by $28.6m during the year as a result of acquisitions, $24.6m of which was due to the Perennial acquisition and $4.0m of which was due to the purchase of the Old Mutual Property Fund indefinite-lived intangible asset in January 2015. The intangible assets acquired included investment management agreements and client relationships.

        Foreign currency translation movements in the table above relate to the translation of the intangible asset and goodwill balances from the Group's functional currency of GBP to the presentational currency of USD using the closing foreign currency exchange rate at the end of each reporting period.

        Amortization expense was $15.5m and $13.8m for the years ended December 31, 2015 and 2014, respectively. Expected future amortization expense is summarized below (in millions):

Year ended December 31,	Amount
2016	$15.8
2017	15.0
2018	14.7
2019	14.7
2020	14.7
Thereafter (in total)	15.1

Total	$90.0

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Goodwill and Intangible Assets (Continued)

Impairment Testing

        The December 2015 and 2014 impairment tests of goodwill and indefinite-lived intangible assets indicated that in each case, the estimated fair value exceeded the carrying value. Definite-lived intangible assets are tested for impairment if there is an indication of impairment. No indicators of impairment were identified in 2014 or 2015. Consequentially, there were no intangible asset impairment charges recognized during the years ended December 31, 2015 and 2014.

Note 8—Equity Method Investments

        Equity method investments of $4.3m and $116.0m were recognized on the Group's Consolidated Balance Sheet as at December 31, 2015 and 2014 respectively.

        The Group holds interests in the following equity method investments including joint ventures managed through shareholder agreements with third party investors, accounted for under the equity method:

	Country of incorporation and principal place of operation	Functional currency	2015 Percentage owned	2014 Percentage owned
Northern Pines Henderson Capital GP LLC	USA	USD	50%	50%
Northern Pines Henderson Capital LLC	USA	USD	50%	50%
Optimum Investment Management Limited	UK	GBP	50%	50%
TIAA Henderson Real Estate Limited	UK	GBP	—	40%
90 West Asset Management Limited	Australia	AUD	—	41%

        During the year the Group completed two separate transactions in relation to its equity method investments. On May 29, 2015, the Group acquired the remaining 58.6% of the share capital of 90 West. As a result, the Group obtained control rights to this equity interest triggering the entity to become a subsidiary of the Group and to be consolidated in the Consolidated Financial Statements. The total cost recognized for the acquisition of 90 West was $9.3m, comprising net cash consideration of $3.3m, deferred consideration of $2.2m and the fair value of existing ownership of $3.8m.

        On June 1, 2015, the Group sold its 40% equity interest in THRE for consideration of $128.8m. The investment had a carrying value of $111.5m. The $18.9m gain on this transaction (including $1.6 million consideration for the share of net assets fair valued) is recorded within investment gains, net in the Consolidated Statement of Comprehensive Income.

        The Group's share of net loss from equity method investments recognized within net income was $1.0m at December 31, 2015 (2014: $3.4m).

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Fair Value Measurements

        The following table presents assets, liabilities and redeemable noncontrolling interests presented in the financial statements or disclosed in the notes to the financial statements at fair value on a recurring basis as of December 31, 2015 (in millions):

	Fair value measurements using:
	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:
Investment securities—trading	$54.4	$14.4	$—	$68.8
Investment securities—available-for-sale	1.4	22.4	—	23.8
Investment securities of consolidated VIEs—trading	59.3	80.9	58.2	198.4
Investment securities of consolidated VIEs—available-for-sale	8.4	—	—	8.4
Derivatives in consolidated seed investments (included in 'other current assets')	2.1	1.1	—	3.2
Total return swaps (included in 'other current assets')	—	1.3	—	1.3

Total assets	$125.6	$120.1	$58.2	$303.9

Liabilities:
Current portion of long-term debt(1)	$223.1	$—	$—	$223.1
Derivatives in consolidated seed investments (included in 'other current liabilities')	—	0.3	—	0.3
Financial liabilities in consolidated seed investments (included in 'other current liabilities')	12.9	—	—	12.9
Contingent consideration (included in 'other current liabilities')	—	—	19.5	19.5
Deferred bonuses	—	—	35.7	35.7
Index swaps (included in 'other current liabilities')	—	0.9	—	0.9
Total return swaps (included in 'other current liabilities')	—	0.6	—	0.6
Foreign currency forward contracts (included in 'other current liabilities')	—	5.9	—	5.9

Total liabilities	$236.0	$7.7	$55.2	$298.9

Redeemable noncontrolling interests:	$—	$—	$82.9	$82.9

Total liabilities and redeemable noncontrolling interests	$236.0	$7.7	$138.1	$381.8

(1)
Carried at amortized cost and disclosed at fair value.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Fair Value Measurements (Continued)

        The following table presents assets, liabilities and redeemable noncontrolling interests presented in the financial statements or disclosed in the notes to the financial statements at fair value on a recurring basis as of December 31, 2014 (in millions):

	Fair value measurements using:
	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:
Investment securities—trading	$42.0	$12.4	$0.4	$54.8
Investment securities—available-for-sale	5.8	22.4	36.8	65.0
Investment securities of consolidated VIEs—trading	—	—	55.6	55.6
Investment securities of consolidated VIEs—available-for-sale	8.3	—	—	8.3
Assets classified as held for sale	119.3	—	—	119.3
Derivatives in consolidated seed investments (included in 'other current assets')	2.3	—	—	2.3
Foreign currency forward contracts (included in 'other current assets')	—	1.8	—	1.8
Total return swaps (included in 'other current assets')	—	0.4	—	0.4

Total assets	$177.7	$37.0	$92.8	$307.5

Liabilities:
Long-term debt(1)	$245.4	$—	$—	$245.4
Derivatives in consolidated seed investments (included in 'other current liabilities')	1.2	—	—	1.2
Contingent consideration (included in 'other liabilities')	—	—	16.1	16.1
Deferred bonuses	—	—	34.5	34.5
Index swaps (included in 'other current liabilities')	—	1.3	—	1.3
Total return swaps (included in 'other current liabilities')	—	0.1	—	0.1
Futures (included in 'other current liabilities')	—	0.5	—	0.5
Foreign currency forward contracts (included in 'other current liabilities')	—	0.2	—	0.2
Liabilities held for sale	—	—	40.5	40.5

Total liabilities	$246.6	$2.1	$91.1	$339.8

Redeemable noncontrolling interests	$—	$—	$4.4	$4.4

Total liabilities and redeemable noncontrolling interests	$246.6	$2.1	$95.5	$344.2

(1)
Carried at amortized cost and disclosed at fair value.

        Non-recurring fair value measurements primarily relate to goodwill and intangible assets which are all designated as Level 3. See Note 7.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Fair Value Measurements (Continued)

        The changes in fair value of the Group's Level 3 recurring items for the years ended December 31, 2015 and 2014, are as follows (in millions):

	Year ended December 31,
	2015	2014
Assets:
Beginning of year fair value	$92.8	$101.7
Additions	0.7	3.0
Disposals	(35.2)	(35.6)
Movements recognized in net income	24.2	20.3
Movements recognized through other comprehensive income	(5.9)	10.1
Recycled from other comprehensive income to net income	(14.1)	(0.9)
Foreign currency translation	(4.3)	(5.8)

End of year fair value	$58.2	$92.8

	Year ended December 31,
	2015	2014
Liabilities and redeemable noncontrolling interests:
Beginning of year fair value	95.5	38.6
Additions	44.6	49.0
Net movement in bonus deferrals	3.1	10.3
Foreign currency translation	(5.1)	(2.4)

End of year fair value	138.1	95.5

        Valuation techniques and significant unobservable inputs used in the valuation of material Level 3 items, being the Group's private equity investments designated as trading securities within 'investment securities of consolidated VIEs' on the Group's consolidated Balance Sheet for the years ended December 31, 2015 and December 31, 2014 were as follows (in millions):

As at December 31, 2015	Fair value	Valuation technique	Significant unobservable inputs	Range (weighted average)
Investment securities of consolidated VIEs—trading	$58.2	Discounted cash flow	Discount rate	12.0% - 50.0% (22.7)%
			EBITDA multiple	12.0 - 28.4 (15.0)
			Price-earnings ratio	26.7 - 36.7 (28.5)

As at December 31, 2014	Fair value	Valuation technique	Significant unobservable inputs	Range (weighted average)
Investment securities of consolidated VIEs—trading	$55.6	Discounted cash flow	Discount rate	15.0% - 40.0% (32.0)%
			EBITDA multiple	11.1 - 16.4 (12.7)
			Price-earnings ratio	17.3 -143.1 (49.3)

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Fair Value Measurements (Continued)

        The Group's other Level 3 recurring fair value measurements include redeemable noncontrolling interests and contingent consideration—see Note 14 and Note 5 respectively for information on these balances and their key unobservable inputs.

Transfers between Fair Value Levels

        There were no transfers between Level 1, Level 2 or Level 3 classifications for the years ended December 31, 2015 and 2014.

Note 10—Debt

        Debt at December 31, 2015 and 2014, consisted of the following (in millions):

	December 31, 2015		December 31, 2014
	Carrying value	Fair value	Carrying value	Fair value
7.25% Senior Notes due 2016	$220.9	$223.1	$233.0	$245.4

Fair Value of Debt

        The fair value of debt was determined using broker quotes and any recent trading activity for each of the notes listed above, which are considered Level 1 inputs.

7.25% Senior Notes due 2016

        In March 2011, Henderson issued £150.0m ($240.4m) of 7.25% Senior Notes due 2016 ('2016 Senior Notes') which were unsecured, unrated and repayable in full on March 24, 2016. The debt issuance costs totalled $2.6m. The notes comprised £116.7m ($187.1m) of new money and £33.3m ($53.3m) of notes which were exchanged for existing 6.5% fixed rate notes due for repayment on May 2, 2012 (the '2012 Notes'). The exchange was made at a premium of £0.9m ($1.4m) and therefore resulted in £32.4m ($51.9m) of 2012 Notes being extinguished.

        The change in the carrying value of the 2016 Senior Notes between December 31, 2015 and December 31, 2014 was primarily due to the currency gain upon translation into USD. As at December 31, 2015 the debt was reclassified from non-current assets to current assets on the Consolidated Balance Sheet as the debt was due for repayment on March 24, 2016.

        The 2016 Senior Notes pay interest at 7.25% semi-annually on March 24 and September 24. The interest on the loan notes has been amortized over the 5 year term to interest expense in the Consolidated Statement of Comprehensive Income.

        The Group has been in compliance with all covenants attached to the 7.25% Senior Notes throughout the years ended December 31, 2015 and 2014. The covenants include the requirement to provide notice of any actual or potential default event and the preparation of audited accounts for each accounting period.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Income Taxes

Income Tax Expense

        The components of the Group's provision for income taxes are as follows (in millions):

	Year ended December 31,
	2015	2014
Current
Non-US	$9.9	$38.6
Federal	3.8	12.7
State and local	0.5	1.3

Total current income taxes	$14.2	$52.6
Deferred
Non-US	$(6.0)	$3.6
Federal	(2.0)	(3.3)
State and local	(0.1)	(0.3)

Total deferred income taxes/(benefits)	$(8.1)	$—

Total income tax expense	$6.1	$52.6

        Income tax expense has been based on the following components of total income before taxes (in millions):

	Year ended December 31,
	2015	2014
Non-US	$329.7	$527.4
US	7.8	36.2

Total income before taxes	$337.5	$563.6

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Income Taxes (Continued)

        The Group's top holding company is tax resident in the UK and is subject to the tax laws and regulations of that country. The following is a reconciliation between the UK statutory corporation tax rate and the effective tax rate on the Group's income from operations.

	Year ended December 31,
	2015	2014
UK statutory corporation tax rate	20.3%	21.5%
Effect of foreign tax rates	(5.9)%	(3.3)%
Impact of Property disposal(1)	(2.3)%	(5.4)%
Equity-based compensation	(3.7)%	(0.9)%
Finalization of positions with HMRC(2)	(3.1)%	(1.0)%
Tax adjustments	0.3%	(1.0)%
Impact of changes in statutory tax rates on deferred taxes	(2.4)%	0.2%
Taxes applicable to prior years	(1.0)%	(0.1)%
Other, net	(0.3)%	(0.4)%

Effective income tax rate, controlling interest	1.9%	9.6%

Net income attributable to noncontrolling interests	(0.1)%	(0.3)%

Total effective income tax rate	1.8%	9.3%

(1)
This incorporates the tax impact of the disposal of the Property business during 2014 and the disposal of THRE during 2015.

(2)
Her Majesty's Revenue and Customs ('HMRC'), tax authority of the UK.

        The Group operates in several taxing jurisdictions around the world, each with its own statutory tax rate and set of tax laws and regulations. As a result, the future blended average statutory tax rate is dependent on changes to such laws and regulations and the mix of profits and losses of the Group's subsidiaries. The Group expects the blended average statutory tax rate to rise to nearer the UK statutory corporation tax rate in 2016.

        During 2015, the Group came to a settlement with HMRC in respect of the treatment of certain compensation expenditure paid to employees in prior years. This settlement allowed the Group to claim a deduction in respect of compensation expenditure incurred in prior years, giving rise to a one-off tax credit of $10.5m in 2015. The tax benefit arising in 2014 resulted from the finalization of prior year returns by HMRC.

        In March 2016, the FASB issued accounting guidance that simplifies several aspects of the accounting for equity-based payment transactions, including the income tax consequences of such transactions. The guidance requires that on exercise of equity-based awards, tax benefits in excess of or which fall short of the cumulative book compensation expense should be recognized as an income tax benefit or expense in the income statement. The Group early adopted this guidance effective January 1, 2014, on a prospective basis. Adoption of the guidance resulted in the Group recognizing an income tax benefit of $11.5m for the year ended December 31, 2015 and $7.9m for the year ended December 31, 2014. No periods prior to 2014 were retrospectively adjusted.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Income Taxes (Continued)

        During 2015, tax legislation enacted in the UK to reduce the corporation tax rate in future years resulted in an $8.1m net non-cash benefit related to the revaluation of certain deferred tax assets and liabilities. The United Kingdom corporation tax rate is due to reduce from 20% to 19% with effect from April 1, 2017 and then to 18% with effect from April 1, 2020.

Deferred taxes

        The significant components of the Group's deferred tax assets and liabilities are as follows (in millions):

	December 31,
	2015	2014
Deferred tax assets
Compensation and staff benefits	$21.2	$35.3
Loss carryforwards	22.8	17.6
Accrued liabilities	4.3	3.4
Other	1.9	2.2

Gross deferred tax assets	50.2	58.5
Valuation allowance	(22.8)	(25.1)

Deferred tax assets, net of valuation allowance	$27.4	$33.4

Deferred tax liabilities
Retirement benefits	$(24.6)	$(28.7)
Goodwill and acquired indefinite-lived intangibles	(48.3)	(54.0)
Acquired finite-lived intangibles	(28.2)	(29.2)
Other	(0.2)	(0.1)

Gross deferred tax liabilities	(101.3)	(112.0)

Net deferred tax (liabilities)	$(73.9)	$(78.6)

        Deferred tax assets and liabilities that relate to the same jurisdiction are recorded net on the Group's Consolidated Balance Sheet as non-current balances as follows (in millions):

	December 31,
	2015	2014
Deferred tax assets, net (included in 'other non-current assets')	$12.4	$8.9
Deferred tax liabilities, net	(86.3)	(87.5)

Net deferred tax (liabilities)	$(73.9)	$(78.6)

        At December 31, 2015, the Group had tax loss carryforwards accumulated in certain tax jurisdictions in the aggregate of $120.4m (2014: $97.9m), approximately $2.7m (2014: $2.3m) of which will expire in 2018 and the balance will carryforward indefinitely. The increase in tax loss carryforwards from 2014 to 2015 of $22.5m results from the impact of foreign currency translation on non-USD denominated losses of ($7.0m) and net utilization of ($13.1m) with the difference primarily due to tax return filing and other adjustments.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Income Taxes (Continued)

        A valuation allowance has been established against the deferred tax assets related to the Group's tax loss carryforwards where a history of losses in the respective tax jurisdiction makes it unlikely that the deferred tax asset will be realized or where it is unlikely that the Group would generate sufficient taxable income of the appropriate character to realize the full benefit of the deferred tax asset. The decrease in the valuation allowance from 2014 to 2015 primarily related to the realization of tax loss carryforwards and certain deferred income tax assets.

        Goodwill recorded in connection with the Geneva acquisition has been reduced during the year by the amount of the tax benefit realized from tax-deductible goodwill.

        The enacted tax rate reductions during 2015 in the UK resulted in the Group realizing a net deferred tax benefit of $8.1m on the revaluation of certain deferred tax assets and liabilities, primarily relating to the Group's deferred tax balances on acquired indefinite-lived intangibles, compensation and staff benefits and retirement benefits.

        The Group has made no provision for income taxes on undistributed earnings of foreign subsidiaries as dividends distributed by foreign subsidiaries to their direct parent and ultimately to the Group's top holding company attract no additional tax.

        In November 2015, the FASB issued accounting guidance that simplifies the presentation of deferred income taxes. The guidance requires that deferred tax balances be classified as non-current in the Consolidated Balance Sheet. The Group early adopted this guidance effective January 1, 2014, on a modified retrospective basis. Adoption of the guidance resulted in a reclassification of the Group's net current deferred tax balance to the net non-current deferred tax balance in the Consolidated Balance Sheet as of January 1, 2014. No periods prior to 2014 were retrospectively adjusted.

Unrecognized tax benefits

        The Group operates in several tax jurisdictions and a number of years may elapse before an uncertain tax position, for which the Group has unrecognized tax benefits, is finally resolved. The following is a reconciliation of the beginning and ending amount of the Group's unrecognized tax benefits:

	December 31,
	2015	2014
Balance, as of January 1	$19.1	$25.7
Additions for tax positions of current year	1.0	3.5
Reductions for tax positions of prior years	(0.6)	(3.5)
Settlements with taxing authorities	—	(5.1)
Foreign currency translation	(1.1)	(1.5)

Balance, as of December 31	$18.4	$19.1

        The entire unrecognized tax benefits, if recognized, would favorably affect the Group's effective tax rate in future periods.

        The Group recognizes interest and penalties on uncertain tax positions as a component of the income tax provision. At December 31, 2015 and 2014 the total accrued interest balance relating to

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Income Taxes (Continued)

uncertain tax positions was $1.2m and $0.8m respectively. Potential penalties at December 31, 2015 and 2014 were insignificant and have not been accrued.

        The Group is subject to US federal income tax, state and local income tax, UK income tax and income tax in several other jurisdictions, all of which can be examined by the relevant taxing authorities. For the Group's major tax jurisdictions, the tax years that remain open to examination by the taxing authorities at December 31, 2015 are 2009 and onwards for Federal tax and a number of States tax; 2011 and onwards for the UK and Luxembourg and 2008 and onwards for the Netherlands.

        At December 31, 2015, the tax filing position for tax years 2011 and forward of various subsidiaries in the UK are subject to on-going audit. In addition, tax years 2008 and forward for a subsidiary in the Netherlands is subject to on-going review. While examination outcomes and the timing of settlements are subject to significant uncertainty, it is not expected to be material as the Group has recognized a tax benefit only for those positions that meet the more likely than not recognition threshold. It is reasonably possible that the total amounts of unrecognized tax benefits will change within the next twelve months due to completion of tax authorities' exams or the expiration of statutes of limitations. Management estimates that the existing liability for uncertain tax positions could decrease by approximately $4.5m to $16.6m within the next twelve months, ignoring changes due to foreign currency translation.

Note 12—Held for sale

        Held for sale assets and liabilities on Henderson's Consolidated Balance Sheet at December 31, 2015 and 2014, are composed of the following (in millions):

	December 31,
	2015	2014
Trading investments	$—	$111.8
Available-for-sale financial assets	—	7.5
Cash and cash equivalents	—	12.9

Total assets classified as held for sale	$—	$132.2

Other current liabilities	$—	$40.5

Total liabilities classified as held for sale	$—	$40.5

        The assets and liabilities classified as held for sale as at December 31, 2014 represent the assets and liabilities of consolidated seed investments on the basis that management anticipated that the seed investments would be redeemed within a year and their carrying value recovered principally through a sale transaction rather than through continuing use. During the year ended December 31, 2015 it was identified that the expected redemption of certain seed investments within a year was not going to occur. Based on these assumptions, the Group transferred the assets and liabilities not disposed of that were held for sale as at December 31, 2014 to their respective line items in the Consolidated Balance Sheet as at December 31, 2015.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13—Other Financial Statement Captions

        Other current assets on Hendersons's Consolidated Balance Sheet at December 31, 2015 and 2014, are composed of the following (in millions):

	December 31,
	2015	2014
OEIC and unit trust receivables	114.3	135.8
Other current assets	50.3	69.1

Total other current assets	$164.6	$204.9

        Other accrued liabilities and other current liabilities on Henderson's Consolidated Balance Sheets at December 31, 2015 and 2014, are composed of the following (in millions):

	December 31,
	2015	2014
Accrued commissions	$40.5	$47.4
Accrued rebates	22.4	19.5
Other accrued liabilities	54.9	55.5

Total other accrued liabilities	$117.8	$122.4

OEIC and unit trust payables	114.5	136.0
Other current liabilities	40.3	35.4

Total other current liabilities	$154.8	$171.4

        Other non-current liabilities on Henderson's Consolidated Balance Sheet at December 31, 2015 and 2014, are composed of the following (in millions):

	December 31,
	2015	2014
Other non-current accrued liabilities	14.7	15.2
Non-current tax liabilities	15.1	19.9
Other creditors	19.6	17.5

Total other non-current liabilities	$49.4	$52.6

        Other creditors included within other-non current liabilities primarily comprises deferred consideration payable on the acquisition of Geneva and Perennial. Other non-current accrued liabilities represents the non-current portion of onerous lease obligations as at December 31, 2015 and 2014 respectively. On the acquisition of New Star and Gartmore, the Group became party to three material operating leases in respect of 1 Knightsbridge Green, London, 8 Lancelot Place, London and Rex House, Queen Street, London. At the reporting date, the leases run for a period of nine months, seven years and ten years respectively. At the cease-use date of these properties a loss contingency, net of expected sub-lease rental income, was recognized in respect of these properties as an accrued liability on the Group's Consolidated Balance Sheet at the net present value of the net expected future cash outflows.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13—Other Financial Statement Captions (Continued)

        Other non-current assets on the Consolidated Balance Sheet of $12.6m as at December 31, 2015 (2014: $10.9m) relate to deferred acquisition costs and deferred tax assets.

Note 14—Noncontrolling Interests

Nonredeemable Noncontrolling Interests

        Noncontrolling interests in net income for the years ended December 31, 2015 and 2014 of $1.6m and $7.7m respectively, and noncontrolling interests on the Group's Consolidated Balance Sheet that are not subject to redemption rights primarily relate to nonredeemable noncontrolling interests in Henderson Asia Pacific Equity Partners II L.P.

Redeemable Noncontrolling Interests

        As of December 31, 2015, redeemable noncontrolling interests of $82.9m (2014: $4.4m) represented certain noncontrolling interests in consolidated seed investments. Noncontrolling interests in consolidated seed investments are classified as redeemable noncontrolling interests where there is an obligation on the fund to repurchase units at the investor's request.

        Redeemable noncontrolling interests in consolidated seed investment products may fluctuate from period to period and are impacted by changes in the Group's relative ownership percentage, changes in the amount of third-party investment in seeded products and volatility in the market value of the seeded products' underlying securities. Third-party redemption of investments are redeemed from the respective product's net assets and cannot be redeemed from the assets of other seeded products or from the assets of the Group.

        The following table shows the movement in redeemable noncontrolling interests in consolidated seeded investment products for the year ended December 31, 2015 (in millions):

Opening balance	$4.4
Changes in market value:
Consolidated VIEs	(5.9)
Changes in ownership:
Consolidated VIEs	84.5
Foreign currency translation	(0.1)

Closing balance	$82.9

        Changes in ownership during the year ended December 31, 2015 primarily represent the dilution of the Group's investment in two consolidated funds as a result of an increase in third party investment. Other movements include the deconsolidation of one consolidated fund due to disposal of the investment.

Note 15—Long-Term Incentive Compensation

Deferred Equity Plan ('DEP')

        Employees who receive cash-based incentive awards over a preset threshold, have an element deferred. The deferred awards are deferred into the Company's shares, or into Group managed funds.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15—Long-Term Incentive Compensation (Continued)

The DEP trustee purchases Company shares and units or shares in Group managed funds and holds them in trust. Awards are deferred for up to three years and vest in three equal tranches if employees satisfy employment conditions at each vesting date. Those employees who elected to participate in the 2011 Employee Share Ownership Plan ('ESOP'), have their restricted shares, upon vesting, automatically transfer into the 2011 ESOP as purchased shares. They will attract matching shares subject to the performance and employment conditions of that plan.

        The 2012 and 2013 DEP have a matching share element where employees, excluding Executive Directors, are awarded one matching share for every three restricted shares held in trust on the third anniversary of the award. One third of the restricted shares will become unrestricted on each anniversary. If an employee requests to receive any of the unrestricted shares prior to the third anniversary, the related matching shares will be forfeited. Forfeiture conditions apply in the case of leavers.

        The expense of deferred short-term incentive awards is recognized in net income over the period of deferral on a graded basis, the fair value of which is determined by prevailing share price or unit price at grant date.

Employee Share Ownership Plan ('ESOP')

        The 2011 ESOP enabled all staff, including Executive Directors, to defer part of their cash-based incentive awards up to a specified limit through the purchase of Company shares. The 2011 ESOP awards up to three matching shares for every share purchased depending on the performance of the Group's total shareholder return ('TSR') and Company share price. The matching shares vest on the third, fourth and fifth anniversaries, if the conditions have been met on each anniversary. At the end of 2015, the TSR performance condition allows for 2 matching shares on one third of the purchased shares to vest in May 2016 (2014: 0.5 matching shares, 2013: 1.5 matching shares).

Restricted Share Plan ('RSP')

        The RSP allows employees to receive shares in the Company for nil consideration at a future point, usually after three years and are recognized in net income on a graded basis. The awards are made typically for staff recruitment and retention purposes—all awards have employment conditions and larger awards generally have performance hurdles. The Remuneration Committee approves all awards and the vesting of awards over £50,000 ($74,000). The fair value of the shares granted is the average intra trading price of the preceding five business days.

Buy As You Earn Share Plan ('BAYE')

        The BAYE is a HMRC approved plan. Eligible employees purchase shares in the Company by investing monthly, up to £150 (annual limit £1,800), which is deducted from their gross salary. For each share purchased, for no additional payment, two free matching shares are awarded ('partnership shares'). Partnership shares will be forfeited if purchased shares are withdrawn from the trust within one year. The international version of the BAYE operates on a similar basis to that of the UK, but each purchased share is matched with one partnership share, which is not subject to forfeiture.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15—Long-Term Incentive Compensation (Continued)

Sharesave scheme ('SAYE')

        The SAYE is a HMRC approved plan. UK employees may participate in more than one scheme but only up to a maximum of £500 per month across all schemes. Employees who participate in the SAYE contribute a monthly amount from their net salary to a savings account. The SAYE vesting period is three years for UK employees.

        At the end of the three year vesting period, the employees in the 2015 SAYE can exercise their share options using the funds in their savings account, to subscribe for shares at a preset price. This was £2.27 per share in 2015 (2014 SAYE: £2.14 and 2013 SAYE £1.30), a 20% discount to the average share price five business days prior to the award. Employees have up to six months after the three year vesting period to exercise their options and subscribe for shares. Forfeiture provisions apply in the case of approved and unapproved leavers.

        The USA Employee Share Purchase Plan ('ESPP') operates on the same principles as the UK SAYE, but has a two year savings period and a lower discount at 15%. In 2015 the preset option price was $3.55 (2014 ESPP: $3.81 and 2013 ESPP: $2.09). Employees may participate in more than one plan, but only up to a plan maximum of $312.50 per month across all plans.

Company Share Option Plan ('CSOP')

        The CSOP is a HMRC approved share option plan with the maximum value of unvested options at any time limited to £30,000 for UK employees. No such restrictions apply for overseas employees. Employees can buy Company shares after a three year vesting period at an option price fixed at the start of the scheme. There are no Group performance conditions attached to the options, only employment conditions that must be satisfied, and the exercise period is two years, whilst US employees have three months to exercise. Executives Directors are not eligible to participate in the CSOP, but they may hold awards made prior to their executive appointment. The CSOP plans are valued using the Black Scholes Option Pricing Model and recognized in net income on a straight line basis. The 2015 CSOP option price was £2.85 (2014 CSOP: £2.67 and 2013 CSOP: £1.58). The 2012 CSOP became exercisable for UK employees in June 2015. The option price was £1.25. The 2013 CSOP was available to exercise for US employees in March 2015 as the US CSOP is a two year plan.

Executive Shared Ownership Plan ('ExSOP')

        The ExSOP is an employee share ownership plan and is aimed at encouraging employee share ownership at middle management level. Executive Directors do not participate in the ExSOP.

        Certain employees are invited to acquire jointly, with an employee benefit trust, the beneficial interest in a number of Company shares under the terms of a joint ownership agreement ('JOA'). Under a JOA, the employee will benefit from any growth in value in excess of a hurdle price fixed at the time of the award subject to employment conditions being satisfied on the vesting date.

        The ExSOP scheme is valued using the Black Scholes Option Pricing Model and is recognized in net income on a straight line basis. For the 2015 ExSOP, the market price at grant was £2.82 (ExSOP 2014: £2.68 and ExSOP 2013: £1.59) per share. The hurdle price was set at £3.11 (2014: £2.92 and 2013: £1.71) per share. The shares have a three year vesting period with a subsequent two year

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15—Long-Term Incentive Compensation (Continued)

exercise period. The 2012 ExSOP became exercisable for employees in June 2015 with a market price at grant of £1.21 and a hurdle price at £1.31.

Long-Term Incentive Plan ('LTIP')

        The LTIP awards provide selected employees restricted shares or nil cost options that have employment conditions and performance conditions attached as shown below. Employees who have been awarded such options have five years to exercise their options following the three year vesting period for LTIP 2012 and 2013 and five and four years to exercise their options following the three and four year vesting periods (respectively) for LTIP 2014 and 2015.

Amount vesting
Henderson Group TSR less than the 50th percentile of the FTSE 350 General Financial Services companies	Nil
Henderson Group TSR at the 50th percentile of the FTSE 350 General Financial Services companies	25%
Henderson Group TSR at or above the 75th percentile of the FTSE 350 General Financial Services companies	100%

        If the Henderson Group TSR is between the 50th and 75th percentiles, the amount vesting will increase on a linear basis. The Remuneration Committee must also be satisfied the Henderson Group TSR reflects the underlying performance of the Group. For the 2012, 2013 and 2014 LTIP, the performance hurdle was 95% relative to Henderson Group TSR and 5% on risk and sustainability metrics. Employees must also satisfy employment conditions at each anniversary date for the shares to vest.

        Employees may be entitled to dividend equivalents for 2013 and 2014 LTIP, subject to approval by the Board, once the LTIP is vested based on the dividends declared during the three year vesting period in respect of the shares that vest. The dividend equivalents are payable in two equal tranches, one and two year(s) after vesting. However, employees are not entitled to vote or receive dividends in respect of these awards until the vesting conditions are met, nor are they allowed to pledge, hedge or assign the expected awards in any way.

        The 2015 LTIP award vesting and release of the award are subject to performance against the following performance conditions measured (as appropriate) over, or at the end of, the relevant three or four year performance period (in respect of the first and second tranche of the award respectively):

2015 awards criteria	Weighting
Market conditions
FTSE 350	25%
ASX 100	25%
Non-Market
Net Fund Flows Condition	15%
Investment Performance Condition	15%
Operating Margin Condition	10%
People Strategy Condition	10%

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15—Long-Term Incentive Compensation (Continued)

        In respect of the first tranche of the award, an additional holding period of two years shall apply commencing on the relevant vesting date, during which time the participant may not sell, pledge, charge, assign, dispose of or otherwise transfer ownership of the underlying share pertaining to the award, other than to meet mandatory liabilities to tax and/or social security contributions. In respect of the second tranche of the award, an additional holding period of one year shall apply commencing on the relevant vesting date with similar conditions.

        The 2012 LTIP met its vesting conditions on 31 December 2014 and 43% of awards vested in April 2015. The 2013 LTIP met its vesting conditions on 31 December 2015 and 98% of awards vested in April 2016. The Monte Carlo model has been used to value the options of the 2015 plan with the Black-Scholes Option Pricing Model used for plans prior to 2015.

        The components of the Group's long-term incentive compensation expense for the years ended December 31, 2015 and 2014 are summarized as follows (in millions):

	Year Ended December 31,
	2015	2014
DEP	$18.6	$20.5
LTIP	8.7	7.1
RSP	8.3	9.4
BAYE	2.9	1.3
ExSOP	2.0	1.6
CSOP	1.7	1.6
SAYE	0.8	0.8
ESOP	0.6	3.6

Share-based payments expense	43.6	45.9

DEP Funds—Liability settled	24.6	19.1
Social Security costs	16.5	9.3

Total charge to the consolidated statement of comprehensive income	$84.7	$74.3

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15—Long-Term Incentive Compensation (Continued)

        At December 31, 2015, unrecognized and unearned compensation, based on vesting outcomes on the 2015 LTIP, and the weighted-average number of years over which the compensation cost will be recognized are summarized as follows (in millions):

	Unrecognized compensation	Weighted- average years
DEP	$14.6	1.6
LTIP	15.7	2.3
RSP	4.7	1.7
BAYE	1.2	0.6
ExSOP	3.1	1.8
CSOP	1.8	1.7
SAYE	1.5	2.1
ESOP	0.2	0.3

Share-based payments expense	42.8	1.9

DEP Funds—Liability settled	21.6	1.4
Social Security costs	32.1	1.7

Total charge to the consolidated statement of comprehensive income remaining	$96.5	1.7

        The Group generally grants annual long-term incentive awards in March and April in relation to annual awards but also throughout the year due to seasonality of performance fee bonuses. The deferred element of the 2015 award, not yet granted by December 31, 2015 and not included in the table above, totalled $85.9m and will generally be recognized on a graded vesting basis over a three-year period. The 2016 annual grant is not subject to performance-based accelerated vesting.

Stock Options

        Stock options were granted to employees in 2015 and 2014 . The fair value of stock options granted to the Group's employees in 2015 was estimated on the date of each grant using the Black-Scholes option pricing model and a Monte Carlo Model, with the following assumptions:

Black-Scholes Option Pricing Model

	Year Ended December 31,
	2015					2014
	CSOP	US CSOP	ExSOP	SAYE	US SAYE	CSOP	US CSOP	ExSOP	SAYE	US SAYE
Fair value of options granted (pence)	43.40	37.26	35.70	70.65	64.71	53.14	38.98	45.30	58.59	42.87
Assumptions:
Dividend yield	3.19%	3.19%	3.19%	3.14%	3.13%	2.98%	2.98%	2.98%	3.28%	3.28%
Expected volatility	29.50%	28.78%	29.50%	29.38%	27.73%	34.63%	31.13%	34.63%	34.83%	31.33%
Risk-free interest rate	0.70%	0.51%	0.70%	0.79%	0.63%	1.17%	0.81%	1.17%	1.24%	0.86%
Expected life (years)	3	2	3	3	2	3	2	3	3	2

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15—Long-Term Incentive Compensation (Continued)

Monte Carlo Model

	Year Ended December 31, 2015,
	% Allocation of award	Tranche 1	Tranche 2
Fair Values
TSR—FTSE 350	25	169.1	166.2
TSR—ASX 100	25	178.6	173.8
Non Market Related		231.4	229.0
Fund Flows	15
Investment Performance	15
Growth in operating margin	10
People Strategy	10
Assumptions:
Date of Grant		May 1 2015	May 1 2015
Start of performance period		Jan 1 2015	Jan 1 2015
End of performance period		Dec 31 2017	Dec 31 2018
Vesting date		May 1 2018	May 1 2019
Share price at grant (pence)		280.3p	280.3p
Risk free discount rate		0.8% pa	1.1% pa
Dividend yield		3.2% pa	3.2% pa
Share price volatility in GBP		29% pa	33% pa
Share price volatility in AUD		28% pa	30% pa

        Expected volatility was determined using an average of Henderson's historical volatility. Expected life was determined using the vesting periods of each grant. The risk-free interest rate for periods within the contractual life of the options is based on the UK Treasury 3 year coupon rate and 2 year coupon rate respectively at grant date.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15—Long-Term Incentive Compensation (Continued)

        The table below summarizes the Group's outstanding options, exercisable options and options vested or expected to vest for the years ended December 31, 2015 and 2014:

	2015		2014
	Shares	Weighted-average price (£)	Shares	Weighted-average price (£)
Outstanding at January 1	50,187,980	0.93	52,457,022	0.62
Granted	15,375,429	1.70	14,989,407	1.66
Exercised	(12,818,494)	0.79	(11,233,911)	0.61
Forfeited	(8,854,508)	0.45	(6,024,538)	0.64

Outstanding at December 31	43,890,407	1.34	50,187,980	0.93

Exercisable(1)	2,419,325	0.66	2,642,193	0.92

Vested or expected to vest	39,184,673	1.13	41,498,497	0.56

Included in the above table is Henderson's nil cost LTIP options which constitute the majority of forfeitures.

(1)
The number of exercisable options represents instruments for which all vesting criteria have been satisfied and whose exercise price was below the closing price of the Group's common stock as of the end of the period.

Restricted Stock Awards

        The table below summarizes unvested restricted stock awards for the years ended December 31, 2015 and 2014:

	2015		2014
	Shares	Weighted-average price (£)	Shares	Weighted-average price (£)
Outstanding at January 1	39,546,315	1.44	47,460,263	1.20
Adjustment	8,210	2.18	—	—
Granted	6,742,546	2.82	8,177,657	2.51
Exercised	(18,464,223)	1.40	(13,480,072)	1.30
Forfeited	(1,179,154)	2.05	(2,611,533)	1.17

Unvested at December 31	26,653,694	1.79	39,546,315	1.44

        The following table summarizes the intrinsic value of exercised, outstanding and exercisable options at December 31, 2015 and 2014 (in GBP millions):

	December 31,
	2015	2014
Exercised	£26.7	£18.5
Outstanding	£77.0	£65.7
Exercisable	£5.9	£3.2

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Retirement Benefit Plans

Defined Contribution Plan

        The Group operates a defined contribution retirement benefit plan. The assets of the plan are held separately from those of the Group in trustee administered funds.

        The total amounts charged to the Consolidated Statement of Comprehensive Income for the year ended December 31, 2015 in respect of the defined contribution plan was $11.7m (December 31, 2014: $11.2m) which represents contributions paid or payable to this plan by the Group.

Defined Benefit Plans

        The main defined benefit pension plan sponsored by the Group is the defined benefit section of the Henderson Group Pension Scheme ('HGPS') which closed to new members on November 15, 1999. The HGPS is funded by contributions to a separately administered fund.

        Benefits in the defined benefit section of the HGPS are based on service and final salary. The plan is approved by HMRC for tax purposes and is operated separately from the Group and managed by an independent Trustee board. The Trustee is responsible for payment of the benefits and management of the HGPS assets. The Group also has a contractual obligation to provide certain members of the HGPS with additional defined benefits on an unfunded basis.

        The HGPS is subject to UK regulations, which require the Group and the Trustee to agree a funding strategy and contribution schedule for the scheme.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Retirement Benefit Plans (Continued)

Plan assets and benefit obligations

        The plan assets and defined benefit obligation were valued as of December 31, 2015. The Group's plan assets, benefit obligations and funded status as at the December 31 measurement date are as follows (in millions):

	2015	2014
Change in plan assets:
Fair value of plan assets as at January 1	$955.9	$850.7
Return on plan assets	0.3	181.9
Employer contributions	3.4	4.8
Benefits paid	(31.0)	(22.9)
Foreign currency translation	(51.4)	(58.6)

Fair value of plan assets as at December 31	877.2	955.9

Change in benefit obligation:
Benefit obligation as at January 1	(747.5)	(687.3)
Service cost	(1.5)	(2.1)
Interest cost	(25.8)	(30.3)
Curtailment gain	—	0.3
Benefits paid	31.0	22.9
Actuarial gain/(loss)	29.5	(97.0)
Foreign currency translation	39.8	46.0

Benefit obligation as at December 31	(674.5)	(747.5)

Funded status as at year end	202.7	208.4

Tax at source	(23.0)	(22.0)

Net retirement benefit asset recognised in the Consolidated Balance Sheet	$179.7	$186.4

        Amounts recognized on the Consolidated Balance Sheet, net of tax at source as at December 31, 2015 and 2014, consist of the following (in millions):

	2015	2014
Retirement benefit assets recognised in the Consolidated Balance Sheet
Henderson Group Pension Scheme	$191.6	$199.7
Retirement benefit obligations recognised in the Consolidated Balance Sheet:
Henderson Group unapproved pension scheme	(11.9)	(13.3)

Net retirement benefit asset recognised in the Consolidated Balance sheet	$179.7	$186.4

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Retirement Benefit Plans (Continued)

        The following key assumptions were used in determining the defined benefit obligation as at December 31, 2015 and 2014:

	2015	2014
Discount rate	3.8%	3.6%
Inflation—salaries	2.5%	2.5%
Inflation—RPI	3.0%	3.1%
Inflation—CPI	2.0%	2.1%
Pension increases (RPI capped at 5% pa)	2.9%	3.0%
Pension increases (RPI capped at 2.5% pa)	2.0%	2.1%
Life expectancy of male aged 60 at accounting date	28.5	28.3
Life expectancy of male aged 60 in 15 years time	30.0	29.7

        The discount rate applied to the plan obligations is based on AA-rated corporate bond yields with similar maturities.

Plan assets

        The fair values of the HGPS plan assets as at December 31, 2015 and 2014, by major asset class, are as follows (in millions):

	2015	2014
Cash and cash equivalents	$6.3	$1.2
Money market instruments	—	0.9
Forward foreign exchange contracts	(1.2)	(0.2)
Bond assets	683.8	704.9
Equity investments	187.9	238.5
Property investments	0.4	2.0
Private equity investments	—	$8.6

Total assets at fair value	$877.2	$955.9

        The assets of the HGPS are allocated to a growth portfolio and to bond assets. The majority of the growth portfolio is invested in pooled diversified funds, with the objective of achieving a level of growth greater than the bond portfolio. The bond portfolio is managed on a segregated basis, with the primary objective of meeting the cash flows as they mature.

        The strategic allocation as at December 31, 2015 was broadly 25% growth assets and 75% bond assets. The Trustee intends to increase the allocation to bond assets as the funding level of the HGPS (calculated on a 'self-sufficiency' basis) improves.

        With the exception of the property and private equity investments held, all of the HGPS plan assets are quoted in active markets and therefore classified as Level 1 in the fair value hierarchy. These assets are valued through the use of quoted market prices in an active market. The property investments and private equity investments are classified as Level 3.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Retirement Benefit Plans (Continued)

        The following table shows a reconciliation of the beginning and ending fair value measurement for Level 3 assets (in millions):

	2015	2014
Fair value of Level 3 assets at beginning of year	$10.6	$16.4
Unrealized losses	(0.2)	(4.1)
Purchases, sales and settlements (net)	(9.8)	(0.8)
Foreign currency translation	(0.2)	(0.9)

Fair value of Level 3 assets at end of year	$0.4	$10.6

        The Level 3 investments primarily comprise private equity investments. Private equity investments are valued using a combination of the enterprise value/EBITDA multiple method and the discounted cash flow method. Significant observable inputs include long-term revenue growth rates and pre-tax operating margin, taking into account management's experience and knowledge of market conditions of the specific industries.

        The expected rate of return on assets for the financial period ending December 31, 2015 was 3.2% pa based on financial conditions as at December 31, 2014 (2014: 4.5% pa). This rate is derived by taking the weighted average of the long-term expected rate of return on each of the asset classes in HGPS's target asset allocation. The expected rate of return has been determined based on yields on either long-dated government bonds or relevant corporate bonds, dependent on the class of asset in question, adjusted where appropriate based on the individual characteristics of each asset class.

Actuarial gains and losses

        Cumulative amounts recognized in accumulated other comprehensive income and the actuarial gain, net of withholding tax ('WHT') credited to other comprehensive income for the years ended December 31, 2015 and 2014 are shown below (in millions):

	2015	2014
Opening accumulated unamortized actuarial gain/(loss)	$17.8	($11.9)
Actuarial gain recognized in the year	2.0	48.5
Tax at source	(2.7)	(18.8)

Closing accumulated unamortized actuarial gain	$17.1	$17.8

        No actuarial gains were amortized from accumulated other comprehensive income during the year ended December 31, 2015 or December 31, 2014. No actuarial gains are expected to be amortized from accumulated other comprehensive income into net periodic benefit cost during 2016.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Retirement Benefit Plans (Continued)

Net periodic benefit cost

        The components of net periodic benefit cost in respect of defined benefit plans for the years ended December 31 include the following (in millions):

	2015	2014
Service cost	$(1.5)	$(2.1)
Interest cost	(25.8)	(30.3)
Expected return on plan assets	27.8	36.4

Net periodic benefit credit	0.5	4.0
Contributions to money purchase section	(8.1)	(8.4)

Total cost	$(7.6)	$(4.4)

        The following key assumptions were used in determining the net periodic benefit cost for the years ended December 31, 2015 and 2014 (in millions):

	2015	2014
Discount rate	3.6%	4.5%
Inflation—salaries	2.5%	2.5%
Inflation—RPI	3.1%	3.5%
Inflation—CPI	2.1%	2.5%
Pension increases (RPI capped at 5% pa)	3.0%	3.4%
Pension increases (RPI capped at 2.5% pa)	2.1%	2.3%
Expected return on plan assets	3.2%	4.5%
Amortization period for net actuarial gains/losses at beginning of the year (years)	11	11

Cash flows

        Employer contributions of $3.4m were paid into the plan during 2015 (excluding credits to members' Money Purchase accounts). The Group expects to contribute approximately $3.4m to the HGPS in the year ended December 31, 2016.

        The expected future benefit payments for the Group's pension plan are as follows (in millions):

2016	$15.8
2017	17.8
2018	19.6
2019	21.5
2020	22.1
2021 - 2025	$137.5

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17—Accumulated Other Comprehensive Loss

        Changes in accumulated other comprehensive loss, net of tax, for the years ended December 31, 2015 and 2014, are as follows (in millions):

	Year ended December 31,
	2015				2014
	Available- for-sale securities	Foreign currency	Retirement benefit asset, net	Total	Available- for-sale securities	Foreign currency	Retirement benefit asset, net	Total
Beginning balance	$18.4	$(117.7)	$17.8	$(81.5)	$17.5	$0.1	$(11.9)	$5.7
Other comprehensive income/(loss) before reclassifications	1.4	(94.5)	(0.7)	(93.8)	0.9	(117.5)	29.7	(86.9)
Amounts reclassified from accumulated other comprehensive income/(loss)	(14.7)	—	—	(14.7)	—	(2.9)	—	(2.9)

Total other comprehensive (loss)/income	(13.3)	(94.5)	(0.7)	(108.5)	0.9	(120.4)	29.7	(89.8)
Less: other comprehensive loss attributable to noncontrolling interests	—	0.4	—	0.4	—	2.6	—	2.6

Ending balance	$5.1	$(211.8)	$17.1	$(189.6)	$18.4	$(117.7)	$17.8	$(81.5)

        The components of other comprehensive loss net of tax for the years ended December 31, 2015 and 2014 are as follows (in millions):

Year ended December 31, 2015	Pre-tax amount	Tax expense	Net amount
Net unrealized loss on available-for-sale securities	$1.4	$—	$1.4
Foreign currency translation adjustments	(94.5)	—	(94.5)
Retirement benefit asset, net	(0.5)	(0.2)	(0.7)
Reclassifications to net income	(14.7)	—	(14.7)

Total other comprehensive loss	$(108.3)	$(0.2)	$(108.5)

Year ended December 31, 2014	Pre-tax amount	Tax credit	Net amount
Net unrealized loss on available-for-sale securities	$0.7	$0.2	$0.9
Foreign currency translation adjustments	(117.5)	—	(117.5)
Retirement benefit asset, net	29.6	0.1	29.7
Reclassifications to net income	(2.9)	—	(2.9)

Total other comprehensive loss	$(90.1)	$0.3	$(89.8)

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18—Earnings and Dividends per Share

Earnings per Share

        The following is a summary of the earnings per share calculation for the years ended December 31, 2015 and 2014 (in millions, except per share data):

	Year Ended December 31,
	2015	2014
Net income attributable to Henderson	$329.8	$503.3
Less: allocation of earnings to participating restricted stock-based awards	(9.0)	(17.7)

Net income attributable to Henderson common shareholders for basic	$320.8	$485.6
Less: dilutive impacts of participating stock-based awards	(8.9)	(17.4)

Net income attributable to Henderson common shareholders for diluted (two class)	$320.9	$485.9
Weighted-average common shares outstanding—basic	1,093.1	1,085.2
Dilutive effect of:
Stock options, restricted stock, other	61.4	69.2

Weighted-average diluted common shares outstanding—diluted (two class)	1,154.5	1,154.4
Earnings per share:
Basic earnings per share	$0.29	$0.45
Diluted earnings per share (two class)	$0.28	$0.42

Dividends per Share

        The payment of cash dividends is within the discretion of Henderson's Board of Directors and depends on many factors, including, but not limited to the Group's results of operations, financial condition, capital requirements and general business conditions and legal requirements. Dividends are subject to semi-annual declaration by Henderson's Board of Directors and are declared in GBP.

        The following is a summary of cash dividends declared and paid for the years ended December 31, 2015 and 2014 (in GBP):

	2015	2014
Dividends paid per share	9.5p	8.45p

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19—Commitments and Contingencies

Operating Leases

        Henderson rents office space under the terms of various operating lease agreements. As of December 31, 2015, future minimum rental commitments under non-cancelable operating leases are as follows (in millions):

Year ended December 31,	Amount
2016	$23.7
2017	21.0
2018	21.0
2019	21.1
2020	20.7
Thereafter (in total)	107.3

Total	$214.8

        Rent expense was $11.8m and $10.5m for the years ended December 31, 2015 and 2014, respectively.

        Henderson's operating lease obligations represent property leases. A 20.5 year operating lease was entered into during 2008 on 201 Bishopsgate, London, which provides for reviews to open market rent on every fifth anniversary of the lease and provided an initial rent-free period of 30 months. The rental expense on this lease is being recognized on a straight-line basis over the lease period and is included in accrued liabilities in the Group's Consolidated Balance Sheet.

        On acquisition of New Star and Gartmore, the Group became party to three further material operating leases in relation to 1 Knightsbridge Green, London, 8 Lancelot Place, London and Rex House, Queen Street, London. These offices were vacated and sub-leased by the Group. At the cease use date, the Group recognized the estimated future liability associated with the rental obligation as the net present value of the expected future cash outflows, net of any sub-lease rentals receivable. This liability has been recorded within current and non-current 'other accrued liabilites' on the Consolidated Balance Sheet. As at the reporting date, these onerous leases ran for a further period of nine months, seven years and ten years respectively. At December 31, 2015 the carrying value of these obligations are as follows (in millions):

	Year ended December 31,
	2015	2014
201 Bishopsgate	$11.3	$12.9
1 Knightsbridge Green	0.1	0.7
8 Lancelot Place	5.1	6.3
Rex House	10.1	11.1

Total	$26.6	$31.0

        The total future minimum sublease payments expected to be received under non-cancellable subleases within one year at the reporting date, were $10.3m (2014: $9.5m).

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19—Commitments and Contingencies (Continued)

Other Contingencies

        The following contingent losses, which can not be quantified and were not assessed as probable and therefore have not been recognized on the Consolidated Balance Sheet, existed or may exist at 31 December 2015:

  •
  In the normal course of business, the Group is exposed to certain legal or tax matters, which could involve litigation and arbitration, and may result in contingent losses;

  •
  Under the Implementation Agreement dated 6 July 2010 relating to the transfer of management responsibilities to Aviva Investors for the Henderson International Property Fund, the Group gave certain tax related warranties for a period of six years from the date of the agreement. These warranties are subject to certain exclusions and limitations, including a financial cap. After the balance sheet date of December 31, 2015, these warranties expired without claim;

  •
  Under the Facilitation Agreement dated 8 December 2010 relating to the merger of the assets of the Henderson Liquid Assets Fund (HLAF) into the Deutsche Managed Sterling Fund, the Group gave: (a) certain tax warranties relating to HLAF; and (b) indemnities against certain losses arising from liabilities of HLAF existing prior to the effective date of the merger, certain warranted statements being untrue and any miscalculation of the net asset value of HLAF in the period prior to the effective date of the merger. These warranties and indemnities are subject to certain exclusions and limitations, including a financial cap. The warranties relating to taxation will expire on 28 February 2018 and the indemnities will expire on 28 February 2017;

  •
  Under the Share Purchase Agreement dated 13 May 2011 relating to the sale of the entire issued share capital of WorldInvest Management Ltd. to Connor, Clark & Lunn UK Limited (CC&L), the Group gave an indemnity against losses suffered by CC&L arising from prior acts, omissions, liabilities or obligations of New Star Institutional Managers Limited that do not relate to its business, with no expiry date;

  •
  Under the Share Sale Agreement dated 1 November 2011 relating to the sale of the entire issued share capital of Gartmore JV Limited to Hermes Fund Managers Limited, the Group gave an indemnity against any liabilities of Gartmore JV Limited existing prior to, or arising as a result of, completion of the sale, subject to certain exceptions. The indemnity is subject to certain exclusions and limitations, including a financial cap, with no expiry date;

  •
  Under the Joint Venture and Shareholder Agreement dated 17 May 2012 with Sesame Bankhall Group Limited (Sesame) relating to Optimum Investment Management Limited (OIML) which acts as authorized corporate director of an OEIC: (a) the Group gave to Sesame and OIML certain warranties relating to OIML; and (b) the Group gave to OIML certain indemnities in respect of losses that may be suffered by OIML and which arise from acts, omissions or circumstances occurring prior to completion of that agreement. Those warranties and indemnities are subject to certain exclusions and limitations and will expire on 17 May 2019;

  •
  Under the Implementation Agreement dated 24 June 2013 relating to the contribution of the Henderson property business outside North America (the non-US Property Business) to a joint venture company (named TIAA Henderson Real Estate Limited) with TIAA-CREF Asset Management Inc., the Group gave: (a) certain warranties and tax covenants relating to itself and the non-US Property Business; and (b) certain indemnities against (i) certain losses that may be

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19—Commitments and Contingencies (Continued)

    incurred by certain companies prior to completion of the transaction or that may arise as a result of completion, (ii) certain undertakings being breached and (iii) stamp duty being incurred in connection with the transfer of shares in certain companies to be transferred to the joint venture. These warranties, covenants and indemnities are subject to certain exclusions and limitations, including (other than in relation to certain of the indemnities referred to in (b)(i) above) a financial cap. The warranties relating to matters other than taxation have expired and no claims have been notified that the Group considers likely to give rise to a liability. The tax warranties and tax covenant will expire on the seventh anniversary of completion of the transaction;

  •
  Under the Asset Purchase Agreement dated 24 June 2013 relating to the sale and purchase of the Henderson property business in North America (the US Property Business) to Teachers Insurance and Annuity Association of America (TIAA), the Group gave: an indemnity (with no express expiry date) against certain losses that may arise from (i) any liabilities specifically excluded from the transaction, (ii) all taxes of the Group not relating to the US Property Business and any pre-completion taxes and (iii) certain employee related liabilities other than any that may be assumed by TIAA under the Asset Purchase Agreement;

  •
  Under the terms of the Gartmore Pension Scheme wind-up, the indemnity provided by the Group to the Trustee, covering all liabilities and expenses incurred by the Trustee, including actions against it, will continue for 12 years after the signing of the deed of termination on 10 February 2014;

  •
  Under the Share Sale Agreement dated 30 April 2014 which completed on 1 December 2014, relating to the acquisition of Henderson Global Investors (Holdings) Limited's 50% shareholding in Intrinsic Cirilium Investment Company Limited (ICICL) by its joint venture partner, Intrinsic Financial Services Limited, the Group provided certain warranties relating to its shareholding and the conduct of ICICL during the period during which it was a joint venture company and indemnified ICICL for (a) 39.7% of losses suffered post completion relating to its conduct during this period; and (b) all losses arising to it relating to the period before it became a joint venture company. The warranties (other than certain fundamental warranties) are subject to certain exclusions and limitations including a financial cap and will expire 18 months following completion. After the balance sheet date of December 31, 2015, these warranties expired without claim;

  •
  Under the Share Sale Agreement dated 28 April 2015 relating to the acquisition by entities controlled by TIAA-CREF of Henderson Global Investors (Holdings) Limited's remaining 40% shareholding in TIAA Henderson Real Estate Limited, the Group gave certain warranties relating to itself and its shareholding in TIAA Henderson Real Estate Limited. These warranties are subject to certain exclusions and limitations (including a financial cap) and will expire on 1 June 2017.

    As at the date of approval of these annual accounts, the Group neither foresees nor has been notified of any material claims under outstanding warranties and indemnities from the above-mentioned agreements.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19—Commitments and Contingencies (Continued)

Litigation and Other Regulatory Matters

        The Group is periodically involved in or subject to certain legal proceedings and regulatory matters. Although there can be no assurances, management believes, based on currently available information, that it is probable that the ultimate outcome of matters that are pending or threatened will not have a material effect on the Group's consolidated financial statements.

Note 20—Related Party Transactions

        Disclosures relating to equity method investments and the Group pension scheme can be found in Note 8 and Note 16 respectively. Transactions between Henderson Group plc and its controlled subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details on the compensation of key management personnel can be found in the "Remuneration of Henderson Directors and Senior Management" section.

        Certain managed funds are deemed to be related parties of the Group under the related party definition in ASC 850, "Related Party Disclosures". The Group earns fees from the funds for which it acts as investment manager and the balance sheet includes amount due from these managed funds.

        During the year ended December 31, 2015, the Group recognized revenues of $1,082.8m (2014: $1,024.7m) from the funds it manages that are related parties and not consolidated, in the Consolidated Statement of Comprehensive Income.

        The following table reflects amounts in the Consolidated Balance Sheet relating to fees receivable from managed funds which are deemed to be related parties (in millions):

	Accounts receivable	Accrued income	Total
31 December 2015	$12.1	$150.8	$162.9
31 December 2014	$11.9	$206.8	$218.7

        Seed investments held in managed funds are disclosed in Note 4—'Consolidation'.

Note 21—Geographic Information

        The following summary provides information concerning the Group's principal geographic areas for the years ended and as of December 31, 2015 and 2014 (in millions):

	Year ended December 31,
Revenues	2015	2014
UK	$699.7	$767.5
Luxembourg	273.5	217.9
US	172.0	109.5
International	9.9	10.8

Total	$1,155.1	$1,105.7

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21—Geographic Information (Continued)

	Year ended December 31,
Long-lived assets	2015	2014
UK	$1,189.3	$1,361.8
US	125.6	137.7
Australia	80.3	12.8
International	1.0	1.1

Total	$1,396.2	$1,513.4

        International revenues and assets are attributed to countries based on the location in which revenues are earned.

        Long-lived assets for this purpose consist of intangible assets, goodwill, investments accounted for using the equity method and property and equipment.

Note 22—Subsequent events

        On February 10, 2016, the Group entered into a one year revolving credit facility for £30.0m. To date, no amounts have been drawn down.

        On February 10, 2016, Henderson Group plc declared a final 2015 dividend of 7.20p per share which was paid on May 27, 2016 to shareholders on the register at May 6, 2016.

        On July 27, 2016, an interim 2016 dividend of 3.20p per share was declared by the Board. This dividend was paid on September 16, 2016 to shareholders on the register at August 26, 2016.

Merger agreement

        On October 3, 2016, the Group announced a recommended merger of equals with Janus. The merger will be effected via a share exchange with each share of Janus common stock exchanged for 4.7190 newly issued shares in Henderson. The merger, which is still subject to the requisite shareholder and regulatory approvals, is expected to close in the second quarter of 2017. Henderson has also agreed, subject to the completion of the merger, to sell Dai-ichi Life, a significant shareholder of Janus, options to subscribe for up to approximately 5% of new Janus Henderson Global Investors shares.

        The Merger Agreement requires each of Henderson and Janus (1) to operate its business in the ordinary course consistent with past practice in all material respects and to refrain from taking certain actions without the consent of the other party, (2) not to seek an alternative transaction, (3) subject to certain exceptions, not to withdraw the recommendation of its board of directors for the Merger Agreement, and (4) to use reasonable best efforts to obtain governmental, regulatory and third-party approvals.

        The Merger Agreement also contains certain termination rights for both Janus and Henderson, including in the event that (1) the merger is not consummated by September 30, 2017, (2) the approval of the merger by the shareholders of Henderson or the stockholders of Janus is not obtained at the applicable shareholder meeting (or at any adjournment thereof) or (3) if there is in effect any governmental restraint or prohibition preventing the consummation of the merger. In addition, Henderson and Janus can each terminate the Merger Agreement prior to the receipt of the approval of

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 22—Subsequent events (Continued)

the merger by the other party's shareholders if, among other things, the other party's board of directors has changed its recommendation that its shareholders approve the merger.

        The Merger Agreement provides that if Henderson or Janus terminates the Merger Agreement because of a failure of the shareholders of the other party to approve the merger at the shareholder meeting, Henderson or Janus, as the case may be, will reimburse the other party for its actual out-of-pocket fees and expenses subject to a cap of $10.0m. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including (a) a change in the recommendation of Henderson's Board of Directors or (b) a termination of the Merger Agreement by (i) Henderson due to the failure of Henderson's shareholders to approve the merger, (ii) Janus due to a material breach of the Merger Agreement by Henderson or (iii) Janus or Henderson because the merger is not consummated by September 30, 2017 (the "Outside Date"), in the case of each of clause (i), (ii) and (iii), at a time when there was an offer or proposal for an alternative transaction with respect to Henderson and Henderson enters into or consummates an alternative transaction within 12 months following such date of termination (in the case of clause (i) or (ii)) or within 12 months from the Outside Date (in the case of clause (iii)), Henderson may be required to pay Janus a termination fee equal to $34.0m.

        No additional subsequent events have been identified.

HENDERSON GROUP PLC.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

(Amounts in Millions of Dollars, Except Share Data)

	June 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$204.9	$530.9
Investment securities	121.4	92.6
Accrued income	134.2	177.8
Assets of consolidated VIEs:
Cash and cash equivalents	44.5	52.8
Investment securities	283.5	206.8
Other current assets	12.6	9.3
Other current assets	596.8	164.6

Total current assets	1,397.9	1,234.8
Non-current assets:
Property and equipment, net	44.2	42.7
Intangible assets, net	439.3	482.3
Goodwill	795.5	866.9
Equity method investments	0.9	4.3
Retirement benefit asset, net	175.7	191.6
Other non-current assets	8.0	12.6

Total assets	$2,861.5	$2,835.2

LIABILITIES AND EQUITY
Current liabilities:
Other accrued liabilities	$113.9	$117.8
Current portion of accrued compensation, benefits and staff costs	95.4	172.0
Liabilities of consolidated VIEs:
Other current liabilities	24.8	16.6
Current portion of long-term debt	—	220.9
Other current liabilities	615.7	154.8

Total current liabilities	849.8	682.1
Non-current liabilities:
Deferred tax liabilities, net	81.7	86.3
Retirement benefit obligations, net	11.1	11.9
Accrued compensation, benefits and staff costs	5.9	11.6
Other non-current liabilities	37.0	49.4

Total liabilities	$985.5	$841.3

Commitments and contingencies
Redeemable noncontrolling interests	$138.5	$82.9

Equity:
Common stock (£0.125 par, 2,194,910,766 shares authorized; 1,131,842,109 and 1,131,842,109 shares issued and 1,092,321,649 and 1,085,554,015 shares outstanding, respectively)	$234.4	$234.4
Additional paid in capital	1,237.9	1,237.9
Treasury shares (39,520,460 and 46,288,094 shares held respectively)	(155.6)	(175.3)
Accumulated other comprehensive (loss), net of tax	(331.8)	(189.6)
Retained earnings	704.3	759.5

Total shareholders' equity	1,689.2	1,866.9
Noncontrolling interests	48.3	44.1

Total equity	1,737.5	1,911.0

Total liabilities, redeemable noncontrolling interests and equity	$2,861.5	$2,835.2

The accompanying notes are an integral part of these condensed consolidated financial statements.

HENDERSON GROUP PLC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

(Amounts in Millions of Dollars, Except Share Data)

	Six months ended June 30,
	2016	2015
Revenues:
Management fees	$441.2	$452.1
Performance fees	28.7	74.8
Other revenue	41.6	33.0

Total revenue	511.5	559.9

Operating expenses:
Employee compensation and benefits	185.9	190.2
Distribution expenses	111.9	106.1
Amortization and depreciation	11.2	12.7
Investment administration	24.5	23.6
Information technology	16.9	15.2
Office expenses	12.6	12.4
Other expenses	26.5	33.5

Total operating expenses	389.5	393.7

Operating income	122.0	166.2
Interest expense	(5.6)	(9.7)
Investment (losses)/gains, net	(2.1)	37.1
Other non-operating (loss)/income, net	(2.6)	0.3

Income before taxes	111.7	193.9
Income tax provision	(16.9)	(9.1)

Net income	94.8	184.8
Noncontrolling interests	3.0	0.2

Net income attributable to Henderson	$97.8	$185.0

Earnings per share attributable to Henderson shareholders (dollars per share)
Basic	$0.09	$0.16
Diluted	$0.08	$0.16
Other comprehensive loss, net of tax:
Net unrealized loss / recycled gains on available-for-sale assets	$(0.5)	$(11.8)
Foreign currency (losses)/gains	(134.6)	5.2
Actuarial gains/(losses)	0.1	(1.4)

Other comprehensive loss, net of tax	(135.0)	(8.0)
Noncontrolling interests	(7.2)	(0.3)

Other comprehensive loss attributable to Henderson	$(142.2)	$(8.3)

Total comprehensive (loss)/income	$(40.2)	$176.8
Total comprehensive income attributable to noncontrolling interests	(4.2)	(0.1)

Total comprehensive (loss)/income attributable to Henderson	$(44.4)	$176.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

HENDERSON GROUP PLC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in Millions of Dollars)

	Six months ended June 30,
	2016	2015
CASH FLOWS PROVIDED BY (USED FOR):
Operating activities:
Net income	$94.8	$184.8
Adjustments to reconcile net income to net cash provided by operating activities:
—amortization and depreciation	11.2	12.7
—deferred income taxes	8.2	5.5
—share-based compensation expense	33.8	17.1
—income from equity method investments	(0.7)	0.1
—gain on disposal of investment securities	—	(14.1)
—contributions to Group pension plans in excess of costs recognized	(4.3)	(3.8)
—other non-cash movements in operating expenses	5.8	0.3
—impairment of equity method investment	3.9	—
—gain on sale of equity method investment	—	(17.5)
Changes in assets and liabilities:
—OEIC and unit trust receivables and payables	(2.0)	(1.7)
—other assets	11.2	(25.1)
—other accruals and liabilities	(78.4)	(66.4)

Cash provided by operating activities	83.5	91.9

Investing activities:
Acquisition of subsidiaries, net of cash acquired	—	(3.3)
Proceeds from disposal of:
—interests in equity method investments	—	128.8
—investment securities—seed capital	5.3	37.1
Dividends received from equity method investments	0.3	—
Purchases of:
—investment securities—seed capital	(50.2)	(4.9)
—investment securities held by consolidated VIEs, net of disposals	—	(5.0)
—property and equipment	(9.6)	(4.8)
—intangibles	—	(4.0)
—interests in equity method investments	—	(6.1)
Net cash paid on settled hedges	(16.5)	—

Cash (used in)/provided by investing activities	(70.7)	137.8

Financing activities:
Proceeds from issue of common stock	8.5	12.3
Purchase of common stock for stock based compensation plans	(46.1)	(77.4)
Dividends paid to Henderson shareholders	(115.9)	(108.6)
Repayment of long-term borrowings	(215.0)	—
Third party investments in consolidated seeded investment products, net of redemptions	40.7	27.1

Cash used in financing activities	(327.8)	(146.6)

Cash and cash equivalents:
Effect of foreign exchange rate changes	(19.3)	4.2

Net change	(334.3)	87.3
At beginning of period	583.7	378.5

At end of period	$249.4	$465.8

Supplemental cash flow information:
Cash paid for interest on debt instruments in issue	$7.7	$8.3
Cash paid for income taxes, net of refunds	$14.0	$10.0

The accompanying notes are an integral part of these condensed consolidated financial statements.

HENDERSON GROUP PLC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Amounts in Millions)

	Number of Shares	Common stock	Additional paid in capital	Treasury Shares	Accumulated other comprehensive (loss)	Retained earnings	Nonredeemable noncontrolling interests	Total equity
Balance at December 31, 2014	1,139.2	$235.8	$1,231.8	$(156.6)	$(81.5)	$652.0	$42.9	$1,924.4
Net income	—	—	—	—	—	185.0	(0.2)	184.8
Other comprehensive (loss)/income	—	—	—	—	(8.3)	—	0.3	(8.0)
Dividends paid to shareholders	—	—	—	—	—	(108.6)	—	(108.6)
Purchase of common stock for stock-based compensation plans	—	—	—	(77.4)	—	—	—	(77.4)
Vesting of stock-based compensation plans	—	—	—	73.6	—	(73.6)	—	—
Issuance of common stock for stock-based compensation plans	1.7	0.3	6.1	(6.4)	—	—	—	—
Movement in stock-based compensation plan expense, net	—	—	—	—	—	33.8	—	33.8

Balance at June 30, 2015	1,140.9	$236.1	$1,237.9	$(166.8)	$(89.8)	$688.6	$43.0	$1,949.0

Balance at December 31, 2015	1,131.8	$234.4	$1,237.9	$(175.3)	$(189.6)	$759.5	$44.1	$1,911.0
Net income	—	—	—	—	—	97.8	(3.0)	94.8
Other comprehensive loss/(income)	—	—	—	—	(142.2)	—	7.2	(135.0)
Dividends paid to shareholders	—	—	—	—	—	(115.9)	—	(115.9)
Purchase of common stock for stock-based compensation plans	—	—	—	(46.1)	—	—	—	(46.1)
Vesting of stock-based compensation plans	—	—	—	65.8	—	(65.8)	—	—
Movement in stock-based compensation plan expense, net	—	—	—	—	—	28.7	—	28.7

Balance at June 30, 2016	1,131.8	$234.4	$1,237.9	$(155.6)	$(331.8)	$704.3	$48.3	$1,737.5

The accompanying notes are an integral part of these condensed consolidated financial statements.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1—Basis of Presentation

        The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ('U.S. GAAP'), which require the use of estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the periods presented. Although management believes that the estimates used are reasonable, actual results could differ from those estimates and the difference could be material. The Group's significant estimates relate to the valuation of investment securities and the measurement of goodwill and intangible assets, contingent consideration as part of acquisition accounting, share based payments, defined benefit pension plans and income taxes.

        Certain financial information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted herein. These consolidated financial statements should be read in conjunction with the Group's consolidated financial statements and notes related thereto included in the Group's annual financial statements for the year ended December 31, 2015.

        The interim financial information as of and for the six months ended June 30, 2016 and for the six months ended June 30, 2015 is unaudited. However, in the opinion of management, the interim information includes all normal recurring adjustments necessary for the fair presentation of the Group's results for the periods presented. The results of operations for interim periods are not necessarily indicative of results expected for the full year. The year-end consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP.

        The accompanying interim consolidated financial statements have been prepared on a consistent basis with the accounting policies described in Note 2 to the annual consolidated financial statements presented in the Group's annual financial statements for the year ended December 31, 2015. The financial statements were authorized for issue on November 23, 2016.

        The related parties of the Group include certain managed funds. The Group earns fees from the funds for which it acts as investment manager and the balance sheet includes amounts due from these managed funds. On this basis, the majority of the Group's revenue, accrued income and accounts receivable are from these related funds.

Recent Accounting Pronouncements Not Yet Adopted

        In May 2014, the Financial Accounting Standards Board ('FASB') issued a new revenue recognition standard. The standard's core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. The revenue standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods. The Group is evaluating the effect of adopting this new accounting standard.

        In January 2016, the FASB issued amendments to its financial instruments standard, including changes relating to the accounting for equity investments, and the presentation and disclosure

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 1—Basis of Presentation (Continued)

requirements for financial instruments. Under the amended guidance, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through earnings. There will no longer be an available-for-sale classification (changes in fair value reported in other comprehensive income) for equity securities with readily determinable fair values. The amended guidance also requires financial assets and financial liabilities to be presented separately in the notes to the financial statements, grouped by measurement category (e.g. fair value, amortized cost, lower of cost or market value) and form of financial asset (e.g. loans, securities). The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is evaluating the effect of adopting this new accounting standard.

        In February 2016, the FASB issued a new standard on accounting for leases. The new standard represents a wholesale change to lease accounting and introduces a lessee model that brings most leases on to the balance sheet. The standard also aligns certain of the underlying principles of the new lessor model with those in the FASB's new revenue recognition standard. Furthermore, the new standard addresses other concerns related to the current leases model. The standard is effective for calendar periods beginning on January 1, 2019. The Group is evaluating the effect of adopting this new accounting standard.

        In March 2016, the FASB issued an amendment to its principal-versus-agent guidance in the FASB's new revenue standard. The key provisions of the amendment are assessing the nature of the entity's promise to the customer, identifying the specified goods or services, application of the control principle and indicators of control. The amendment is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. In addition, entities are required to adopt the amendment by using the same transition method they used to adopt the new revenue standard. The Group is evaluating the effect of adopting this new accounting standard.

        In June 2016, the FASB issued an amendment to its guidance on accounting for credit losses. The new guidance requires the application of a current expected credit loss model for financial assets measured at amortized cost and an allowance for credit loss model for available-for-sale debt securities. The amendment is effective for reporting periods beginning on or after December 15, 2019. The Group is evaluating the effect of adopting this new accounting standard.

Note 2—Consolidation

        The consolidated financial statements of the Group comprise the financial statements of Henderson Group plc and its interests in its controlled subsidiaries and equity method investments as at June 30 or December 31 each year. Additionally, the Consolidated Financial Statements include the consolidation of certain managed funds that meet the definition of a Variable Interest Entity ('VIE') if the Group has been deemed to be the primary beneficiary of these funds and of certain managed funds that meet the definition of a Voting Interest Entity ('VRE').

        The Group performs an analysis of affiliates and investments held to determine if they are a VIE or a VRE which involves significant judgement and analysis. Factors considered in this assessment include the entity's legal organization, the entity's capital structure and equity ownership, and any de facto agent implications of the Group's involvement with the entity. VIEs are consolidated if the Group is the primary beneficiary of the entity and VREs are consolidated if the Group holds the majority voting interest. Certain events (such as additional contributions or redemptions, either by Henderson or

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 2—Consolidation (Continued)

third parties) will trigger a review to reconsider previous conclusions regarding the status of an entity as a VIE or a VRE. Additionally, management continually reconsiders whether the Group is considered a VIE's primary beneficiary, and thus consolidates it.

Variable Interest Entities

        Certain investments for which a controlling financial interest is achieved through arrangements that are not directly linked to voting interests are considered VIEs. Henderson reviews factors, including whether or not i) the entity has equity that is sufficient to permit the entity to finance its activities without additional subordinated support from other parties and ii) the equity holders at risk have the obligation to absorb losses, the right to receive residual returns and the right to direct the activities of the entity that most significantly impact the entity's economic performance, to determine if the investment product is a VIE. The Group re-evaluates these factors as facts and circumstances change.

        The Group consolidates a VIE if it is the VIE's primary beneficiary. The primary beneficiary of a VIE is defined as the variable interest holder that has a controlling financial interest in the VIE. A controlling financial interest is defined as one that has i) the power to direct the activities of the VIE that most significantly impact its economic performance and ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE.

Consolidated Variable Interest Entities

        Henderson's consolidated VIEs as at June 30, 2016 are certain funds in which the Group has a seed investment and acts as the investment manager. The assets of these VIEs are not available to the creditors of the Group and the investors in these VIEs have no recourse to the credit of the Group.

        Consolidated VIE assets and liabilities are presented after intercompany eliminations at June 30, 2016, and December 31, 2015, in the following table (in millions):

	June 30, 2016	December 31, 2015
Investment securities	$283.5	$206.8
Cash and cash equivalents	44.5	52.8
Other current assets	12.6	9.3
Other current liabilities	(24.8)	(16.6)

Total	315.8	252.3
Redeemable noncontrolling interests in consolidated VIEs	(135.7)	(78.5)
Nonredeemable noncontrolling interest in consolidated VIEs	(48.3)	(44.1)

Group net interest in consolidated VIEs	$131.8	$129.7

Unconsolidated Variable Interest Entities

        At June 30, 2016, the Group's carrying value of investment securities included on the Consolidated Balance Sheet pertaining to unconsolidated VIEs was $nil (December 31, 2015: $nil).

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 2—Consolidation (Continued)

Voting Interest Entities

Consolidated Voting Interest Entities

        The Group's consolidated VREs include its investments in subsidiaries and certain seed investments. Investments are accounted for as VREs where they do not meet the definition of a VIE and when the Group is considered to control such investments, which generally exists if there is a greater than 50% voting interest.

        The following table presents the balances related to seed investments that have been classified as VREs and consolidated on the Group's Consolidated Balance Sheet (in millions):

	June 30, 2016	December 31, 2015
Investment securities	$22.8	$28.7
Cash and cash equivalents	2.7	8.6
Other current assets	2.6	0.7
Other current liabilities	(1.8)	(0.2)

Total	26.3	37.8
Redeemable noncontrolling interests in consolidated VREs	(2.8)	(4.4)

Group net interest in consolidated VREs	$23.5	$33.4

Note 3—Investment Securities

        The Group's investment securities as of June 30, 2016, and December 31, 2015, are summarized as follows (in millions):

	June 30, 2016	December 31, 2015
Trading securities:
Seeded investment products—consolidated VIEs	$263.6	$198.4
Seeded investment products—consolidated VREs	—	6.3
Seeded investment products—unconsolidated	9.3	—
Investments related to deferred compensation plans	81.9	61.5
Other investments	7.4	1.0

Total trading securities	362.2	267.2
Available-for-sale securities:
Seeded investment products—consolidated VIEs	19.9	8.4
Seeded investment products—consolidated VREs	22.8	22.4
Unconsolidated seed investments	—	1.4

Total available-for-sale securities	42.7	32.2

Total investment securities	$404.9	$299.4

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 3—Investment Securities (Continued)

Trading Securities

        Seed investments classified as trading securities consisted of the following as of June 30, 2016, and December 31, 2015:

	June 30, 2016		December 31, 2015
	Fair value (in millions)	Number of products	Fair value (in millions)	Number of products
Seeded funds advised by the Group:
Consolidated VIEs	$263.6	13	$198.4	14
Consolidated VREs	—	—	6.3	2
Unconsolidated	9.3	2	—	—

Total seeded funds advised by the Group	$272.9	15	$204.7	16
        Gains and (losses) recognized on trading securities still held as of June 30, 2016 and 2015, are summarized as follows (in millions):

	Six months ended June 30,
	2016	2015
Trading securities still held at period end	$10.2	$3.8

Available-for-Sale Securities

        Seed investments classified as available-for-sale securities consisted of the following as of June 30, 2016, and December 31, 2015:

	June 30, 2016		December 31, 2015
	Fair value (in millions)	Number of products	Fair value (in millions)	Number of products
Seeded funds advised by the Group:
Consolidated VIEs	$19.9	2	$8.4	3
Consolidated VREs	22.8	1	22.4	1
Unconsolidated	—	—	1.4	1

Total seeded funds advised by the Group	$42.7	3	$32.2	5

        The following is a summary of available-for-sale securities as of June 30, 2016, and December 31, 2015 (in millions):

	June 30, 2016
		Gross unrealized investment
				Foreign currency translation	Estimated fair value	Carrying value
	Cost	Gains	Losses
Available-for-sale securities:	$37.8	—	$(3.8)	$8.7	$42.7	$42.7

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 3—Investment Securities (Continued)

	December 31, 2015
		Gross unrealized investment
				Foreign currency translation	Estimated fair value	Carrying Value
	Cost	Gains	Losses
Available-for-sale securities:	$30.6	$1.1	$(1.4)	$1.9	$32.2	$32.2

        The Group reviewed the gross unrealized losses on available-for-sale securities and determined that the losses were not other-than-temporary. The Group considered the duration, extent and circumstances of any decline in fair value as well as the Group's intent and ability to hold these securities for a period of time sufficient to allow for any anticipated recovery in the market value. No impairment charges were recognized in the six months ended June 30, 2016 or 2015.

Derivative Instruments

        The Group maintains an economic hedge program that uses derivative instruments to mitigate the market volatility of certain seeded investments. Market fluctuations are mitigated using derivative instruments including index swaps and total return swaps ('TRSs'). The Group operates a rolling program of foreign currency forward contracts to mitigate the non-functional currency exposures arising from certain seed capital investments.

        The Group was party to the following derivative instruments as of June 30, 2016, and December 31, 2015:

	June 30, 2016		December 31, 2015
	Number of contracts	Notional value (in millions)	Number of contracts	Notional value (in millions)
Index swaps	3	$48.4	3	$41.2
Total return swaps	10	39.4	9	68.6
Foreign currency forward contracts	28	$152.4	25	$160.1

        The derivative instruments are not designated as hedges for accounting purposes, apart from the foreign currency forward contracts which are utilized as a net investment hedges as explained below. Changes in fair value of certain derivatives are recognized in investment gains/(losses), net in the Group's Consolidated Statement of Comprehensive Income. Changes in the fair value of foreign currency forward contracts which relate to consolidated seed entities are recognized in accumulated other comprehensive income under net investment hedge accounting.

        The value of the individual derivative contracts are recognized on a gross basis and included in 'other current assets' or 'other current liabilities' on the Consolidated Balance Sheet. The Group has entered into netting arrangements with individual counterparties. The impact of any potential resulting offsets are shown below.

        The Group recognized $0.8m and $0.4m in cash collateral with the counterparties of the derivatives as of June 30, 2016, and December 31, 2015, respectively. The cash collateral is included within 'other current assets' and 'other current liabilities', respectively on the Group's Consolidated Balance Sheet.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 3—Investment Securities (Continued)

        The following tables illustrate the effect of offsetting derivative instruments on the Group's Consolidated Balance Sheet as of June 30, 2016, and December 31, 2015 (in millions):

	June 30, 2016
	Gross amounts	Gross amounts offset by derivative instruments	Gross amounts offset by cash collateral	Net amounts
Assets:
Total return swaps	$1.0	$(1.0)	$—	$—

Total	1.0	(1.0)	—	—

Liabilities:
Total return swaps	$(0.5)	$—	$0.2	$(0.3)
Index swaps	(0.6)	—	0.6	—
Foreign currency forward contracts	(12.9)	1.0	—	(11.9)

Total	$(14.0)	$1.0	$0.8	$(12.2)

	December 31, 2015
	Gross amounts	Gross amounts offset by derivative instruments	Gross amounts offset by cash collateral	Net amounts
Assets:
Total return swaps	$1.3	$—	$(1.3)	$—

Total	1.3	—	(1.3)	—

Liabilities:
Total return swaps	$(0.6)	$—	$—	$(0.6)
Index swaps	(0.9)	—	0.9	—
Foreign currency forward contracts	(5.9)	—	—	(5.9)

Total	$(7.4)	$—	$0.9	$(6.5)

        The Group recognized the following net gains on hedged seed investments denominated in a foreign currency and net losses on associated foreign currency forward contracts in other comprehensive income for the periods ended June 30, 2016 and December 31, 2015 (in millions):

	Period ended
	June 30, 2016	December 31, 2015
Foreign currency translation	$14.4	$3.5
Foreign currency forward contracts	(14.4)	(3.5)

Total	$—	$—

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 3—Investment Securities (Continued)

Derivative Instruments in Consolidated Seeded Investment Products

        Certain of the Group's consolidated seeded investment products utilize derivative instruments to contribute to the achievement of defined investment objectives. These derivative instruments are classified within 'other current assets' and 'other current liabilities' in the Group's Consolidated Balance Sheet. Gains and losses on these derivative instruments are classified within investment gains (losses), net on the Group's Consolidated Statement of Comprehensive Income. The consolidated seeded investment products posted $0.2m and $0.4m in cash collateral with the counterparties of the derivative instruments as of June 30, 2016, and December 31, 2015, respectively.

        The Group's consolidated seeded investment products were party to the following derivative instruments as of June 30, 2016, and December 31, 2015:

	June 30, 2016		December 31, 2015
	Number of contracts	Notional value (in millions)	Number of contracts	Notional value (in millions)
Interest swaps	21	$5.8	50	$36.3
Swaptions	6	0.1	6	0.1
Equity swaps	—	—	31	3.3
Index swaps	15	2.4	7	2.7
CFDs	3,176,258	5.0	894,385	20.2
CDXs	1	0.8	1	0.8
Futures	1,016	42.8	775	34.7
Foreign currency forward contracts	171	114.4	152	46.5
Options	3,305	$160.4	1,982	$69.0

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 3—Investment Securities (Continued)

        The following table illustrates the effect of offsetting derivative instruments within consolidated seeded investment products on the Group's Consolidated Balance Sheet as of June 30, 2016 (in millions):

	June 30, 2016
	Gross amounts	Gross amounts offset by derivative instruments	Gross amounts offset by cash collateral	Net amounts
Assets:
CFDs	$0.2	$—	$—	$0.2
Interest swaps	0.2	(0.2)	—	—
Futures	0.8	(0.8)	—	—
Equity swaps	0.3	(0.2)	—	0.1
Options	9.8	(0.8)	—	9.0
Foreign currency forward contracts	2.6	(0.3)	0.2	2.5

Total	$13.9	$(2.3)	$0.2	$11.8

Liabilities:
CDXs	$(0.1)	$—	$—	$(0.1)
CFDs	(0.1)	—	—	(0.1)
Interest swaps	(0.2)	0.2	—	—
Futures	(3.5)	0.8	—	(2.7)
Equity swaps	(0.2)	0.2	—	—
Credit default swaps	(0.1)	—	—	(0.1)
Options	(0.8)	0.8	—	—
Foreign currency forward contracts	(3.7)	0.3	—	(3.4)

Total	$(8.7)	$2.3	—	$(6.4)

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 3—Investment Securities (Continued)

        The following table illustrates the effect of offsetting derivative instruments within consolidated seeded investment products on the Group's Consolidated Balance Sheet as of December 31, 2015 (in millions):

	December 31, 2015
	Gross amounts	Gross amounts offset by derivative instruments	Gross amounts offset by cash collateral	Net amounts
Assets:
CFDs	$0.2	$—	$—	$0.2
Interest swaps	0.5	(0.4)	—	0.1
Futures	0.5	(0.4)	—	0.1
Equity swaps	0.3	(0.2)	—	0.1
Options	2.3	(0.5)	—	1.8
Foreign currency forward contracts	1.0	—	0.3	1.3

Total	$4.8	$(1.5)	$0.3	$3.6

Liabilities:
Interest swaps	$(0.5)	$0.4	$—	$(0.1)
Futures	(0.4)	0.4	—	—
Equity swaps	(0.2)	0.2	—	—
Options	(0.7)	0.5	0.1	(0.1)
Foreign currency forward contracts	(0.1)	—	—	(0.1)

Total	$(1.9)	$1.5	$0.1	$(0.3)

        As of June 30, 2016 and December 31, 2015, neither the Group nor its consolidated seed investment products sold credit protection through the use of credit default swap contracts.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 3—Investment Securities (Continued)

Investment (losses)/gains, net

        Investment (losses)/gains, net in the Group's Consolidated Statement of Comprehensive Income included the following for the six months ended June 30, 2016 and 2015 (in millions):

	Six months ended June 30,
	2016	2015
Investment (losses)/gains, net:
Seeded investment products	$10.2	$3.8
Fair value changes on derivative instruments	(7.3)	(0.1)
Gain on sale of available-for-sale investments	—	14.1
Noncontrolling interests in seeded investment products	(5.9)	(1.3)

(Loss)/gain on investment securities and derivatives	(3.0)	16.5
Gain on sale of Property business	—	17.5
Other investment income	0.9	3.1

Investment (losses)/gains, net	$(2.1)	$37.1

Purchases, Sales, Settlements and Maturities

        Cash flows related to investment securities for the six months ended June 30, 2016 and 2015, are summarized as follows (in millions):

	Six months ended June 30,
	2016		2015
	Purchases and settlements	Sales, settlements and maturities	Purchases and Settlements	Sales, settlements and maturities
Trading securities	$(49.5)	$—	$(9.9)	$—
Available-for-sale securities	(0.7)	5.3	—	37.1
Total cash flows	$(50.2)	$5.3	$(9.9)	$37.1

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 4—Fair Value Measurements

        The following table presents assets, liabilities and redeemable noncontrolling interests presented in the financial statements or disclosed in the notes to the financial statements at fair value on a recurring basis as of June 30, 2016 (in millions):

	Fair value measurements using:
	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:
Investment securities—trading	$76.7	$21.9	$—	$98.6
Investment securities—available-for-sale	—	22.8	—	22.8
Investment securities of consolidated VIEs—trading	113.9	97.8	51.9	263.6
Investment securities of consolidated VIEs—available-for-sale	19.9	—	—	19.9
Derivatives in consolidated seed investments (included in 'other current assets')	8.0	0.8	—	8.8
Total return swaps (included in 'other current assets')	—	1.0	—	1.0

Total assets	$218.5	$144.3	$51.9	$414.7

Liabilities:
Derivatives in consolidated seed investments (included in 'other current liabilities')	$0.1	$3.5	$—	$3.6
Contingent consideration (included in 'other current liabilities')	—	—	22.1	22.1
Deferred bonuses	—	—	38.0	38.0
Other financial liabilities in consolidated seed investments (included in "other current liabilities')	3.8	10.8	—	14.6
Index swaps (included in 'other current liabilities')	—	0.6	—	0.6
Total return swaps (included in 'other current liabilities')	—	0.5	—	0.5
Foreign currency forward contracts (included in 'other current liabilities')	—	12.9	—	12.9

Total liabilities	$3.9	$28.3	$60.1	$92.3

Redeemable noncontrolling interests:	$—	$—	$138.5	$138.5

Total liabilities and redeemable noncontrolling interests	$3.9	$28.3	$198.6	$230.8

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 4—Fair Value Measurements (Continued)

        The following table presents assets, liabilities and redeemable noncontrolling interests presented in the financial statements or disclosed in the notes to the financial statements at fair value on a recurring basis as of December 31, 2015 (in millions):

	Fair value measurements using:
	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:
Investment securities—trading	$54.4	$14.4	$—	$68.8
Investment securities—available-for-sale	1.4	22.4	—	23.8
Investment securities of consolidated VIEs—trading	59.3	80.9	58.2	198.4
Investment securities of consolidated VIEs—available-for-sale	8.4	—	—	8.4
Derivatives in consolidated seed investments (included in 'other current assets')	2.1	1.1	—	3.2
Total return swaps (included in 'other current assets')	—	1.3	—	1.3

Total assets	$125.6	$120.1	$58.2	$303.9

Liabilities:
Current portion of long-term debt(1)	$223.1	$—	$—	$223.1
Derivatives in consolidated seed investments (included in 'other current liabilities')	—	0.3	—	0.3
Financial liabilities in consolidated seed investments (included in 'other current liabilities')	12.9	—	—	12.9
Contingent consideration (included in 'other current liabilities')	—	—	19.5	19.5
Deferred bonuses	—	—	35.7	35.7
Index swaps (included in 'other current liabilities')	—	0.9	—	0.9
Total return swaps (included in 'other current liabilities')	—	0.6	—	0.6
Foreign currency forward contracts (included in 'other current liabilities')	—	5.9	—	5.9

Total liabilities	$236.0	$7.7	$55.2	$298.9

Redeemable noncontrolling interests	$—	$—	$82.9	$82.9

Total liabilities and redeemable noncontrolling interests	$236.0	$7.7	$138.1	$381.8

(1)
Carried at amortized cost and disclosed at fair value.

Level 1 Fair Value Measurements

        Henderson's Level 1 fair value measurements consist primarily of the portion of derivatives, investments held in consolidated funds and investments in the Group's fund products (which are held, in employee benefit trusts, against outstanding deferred compensation arrangements) which have quoted market prices in active markets, as well as the Group's Senior Notes repaid in March 2016.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 4—Fair Value Measurements (Continued)

Level 2 Fair Value Measurements

        Henderson's Level 2 fair value measurements consist primarily of the portion of derivatives, investments held in consolidated funds and investments in the Group's fund products which have valuation inputs classified as Level 2.

Level 3 Fair Value Measurements

        Henderson's assets and liabilities measured at Level 3 are primarily private equity investments, redeemable noncontrolling interests in consolidated funds, contingent deferred consideration and deferred compensation liabilities which are held against the investments in the Group's fund products, where the significant valuation inputs are unobservable.

Redeemable Noncontrolling Interests

        Redeemable noncontrolling interests are measured at fair value. The fair value of redeemable noncontrolling interests is primarily driven by the fair value of the investments in consolidated funds. The fair value of redeemable noncontrolling interests may also fluctuate from period to period based on changes in the Group's relative ownership percentage of seed investments.

Contingent Consideration

        The consideration payable on the acquisition of Geneva Capital Management LLC ('Geneva') in 2014 included two contingent tranches of up to $45.0m and $25.0m, payable over six years. The fair value of the contingent consideration is estimated at each reporting date by forecasting revenue, as defined by the sale and purchase agreement, over the contingency period, and determining whether targets will be met. Significant unobservable inputs used in the valuation are limited to forecast revenues which factor in expected growth in AUM based on performance and industry trends. Increases in forecast revenue increase the fair value of the consideration, while decreases in forecast revenue would decrease the fair value. No fair value adjustment was necessary in the period ended June 30, 2016, and $16.2m of contingent consideration was included in 'other non-current liabilities' on the Group's Consolidated Balance Sheet (December 31, 2015: $16.2m)

        The consideration payable on the acquisition of Perennial Fixed Interest Partners Pty Ltd and Perennial Growth Management Pty Ltd (together 'Perennial') included contingent consideration with a present value of $0.6m, with the contingent consideration payable in 2017 and 2019 if revenues of the Perennial equities business meet certain targets. The total maximum payment over the entire contingent consideration period is $10.7m as of June 30, 2016 (December 31, 2015: $10.7m). In addition, there is a maximum amount of $37.4m payable in two tranches in 2019 and 2020, which have employee service conditions attached ('earn out') which are accounted for as a compensation expense and are based on net management fee revenue. The fair values of the contingent consideration and earn out are calculated at each reporting date by forecasting Perennial revenues over the contingency period and determining whether the forecast amounts meet the defined targets. The significant unobservable input used in the valuation is forecast revenue. The earn out will be accrued over the service period. At June 30, 2016, the total of contingent consideration and earn out had a fair value of $2.7m (December 31, 2015: $1.0m), which is included in 'other non-current liabilities' on the Group's Consolidated Balance Sheet.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 4—Fair Value Measurements (Continued)

        The changes in fair value of the Group's Level 3 recurring items for the six months ended June 30, 2016 and the year ended December 31, 2015, are as follows (in millions):

	Period ended June 30, 2016	Year ended December 31, 2015
Assets:
Beginning of year fair value	$58.2	$92.8
Additions	0.4	0.7
Disposals	—	(35.2)
Movements recognized in net income	2.3	24.2
Movements recognized through other comprehensive income	(3.5)	(5.9)
Recycled from other comprehensive income to net income	—	(14.1)
Foreign currency translation	(5.5)	(4.3)

End of year fair value	$51.9	$58.2

	Period ended June 30, 2016	Year ended December 31, 2015
Liabilities and redeemable noncontrolling interests:
Beginning of year fair value	138.1	95.5
Additions	67.8	44.6
Net movement in bonus deferrals	5.6	3.1
Foreign currency translation	(12.9)	(5.1)

End of year fair value	198.6	138.1

        Valuation techniques and significant unobservable inputs used in the valuation of material Level 3 items, being the Group's private equity investments designated as trading securities within 'investment securities of consolidated VIEs' on the Group's consolidated Balance Sheet for the periods ended June 30, 2016 and December 31, 2015 were as follows (in millions):

As at June 30, 2016	Fair value	Valuation technique	Significant unobservable inputs	Range (weighted average)
Investment securities of consolidated VIEs—trading	$51.9	Discounted cash flow	Discount rate EBITDA multiple Price-earnings ratio	14.0% - 40.0% (20.3)% 7.0 - 12.3 (11.7) 19.0 - 28.1 (22.4)

As at December 31, 2015	Fair value	Valuation technique	Significant unobservable inputs	Range (weighted average)
Investment securities of consolidated VIEs—trading	$58.2	Discounted cash flow	Discount rate EBITDA multiple Price-earnings ratio	12.0% - 50.0% (22.7)% 12.0 - 28.4 (15.0) 26.7 - 36.7 (28.5)

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 4—Fair Value Measurements (Continued)

Nonrecurring Fair Value Measurements

        Nonrecurring Level 3 fair value measurements include goodwill and intangible assets. The Group measures the fair value of goodwill and intangible assets on initial recognition using discounted cash flow analysis that requires assumptions regarding projected future earnings and discount rates. Because of the significance of the unobservable inputs in the fair value measurements of these assets, such measurements are classified as Level 3.

Transfers Between Fair Value Levels

        There were no transfers between fair value levels in the period ended June 30, 2016 or the year ended December 31, 2015.

Note 5—Debt

        Debt at June 30, 2016, and December 31, 2015, consisted of the following (in millions):

	June 30, 2016		December 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
7.25% Senior Notes due 2016	$—	$—	$220.9	$223.1

Fair Value of Debt

        The fair value of debt was determined using broker quotes and any recent trading activity for the notes listed above, which are considered Level 1 inputs.

7.25% Senior Notes due 2016

        In March 2016 Henderson repaid its 7.25% Senior notes. The notes were issued in March 2011 at £150.0m ($240.4m). These notes were unsecured and unrated. The notes comprised £116.7m ($187.1m) of new money and £33.3m ($53.3m) of notes which were exchanged for the existing 6.5% fixed rate notes due for repayment on May 2, 2012 (the '2012 Notes'). The exchange was made at a premium of £0.9m ($1.4m) and therefore resulted in £32.4m ($51.9m) of 2012 Notes being extinguished.

        The 2016 Senior Notes paid interest at 7.25% semi-annually on March 24 and September 24. The interest on the loan notes was fully amortized over the 5 year term to interest expense in the Consolidated Statement of Comprehensive Income.

Credit Facility

        On February 10, 2016, Henderson entered into a £30.0m ($41.8m) revolving credit facility ('Credit Facility'). The Credit Facility can be used by the Group for general corporate purposes. The Credit Facility bears interest on borrowings outstanding at the London Interbank Offered Rate ('LIBOR') plus a tiered margin from 0.65% to 0.75% dependant on the level of borrowing. The Group is required to pay a quarterly commitment fee on any unused portion of the Credit Facility which is based on 0.25% of the unused portion of the Credit Facility. At June 30, 2016, the Group was in compliance with all covenants, and at the date of the approval of this report, no amounts have been drawn down. The Credit Facility has a maturity date of February 9, 2017.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 6—Income Taxes

        At June 30, 2016, the Group had $12.4m of unrecognized tax benefits held for uncertain tax positions as compared to the December 31, 2015 total of $18.4m. The reduction in the unrecognized tax benefits was primarily a result of settling prior years' positions with the taxing authorities and to a lesser extent, movements in foreign currency translation. Management estimates that the existing liability for uncertain tax positions could decrease by up to $10.7m within the next twelve months, ignoring changes due to foreign currency translation.

Note 7—Noncontrolling Interests

Nonredeemable Noncontrolling Interests

        Noncontrolling interests in net income for the periods ended June 30, 2016 and 2015 of $3.0m and $0.2m respectively and noncontrolling interests on the Group's Consolidated Balance Sheet that are not subject to redemption rights, primarily relate to nonredeemable noncontrolling interests in Henderson Asia Pacific Equity Partners II L.P.

Redeemable Noncontrolling Interests

        As of June 30, 2016 and December 31, 2015, redeemable noncontrolling interests of $138.5m and $82.9m respectively, represented noncontrolling interests in certain consolidated seed investments. Noncontrolling interests in consolidated seed investments are classified as redeemable noncontrolling interests where there is an obligation on the fund to repurchase units at the investor's request.

        Redeemable noncontrolling interests in consolidated seed investment products may fluctuate from period to period and are impacted by changes in the Group's relative ownership percentage, changes in the amount of third-party investment in seeded products and volatility in the market value of the seeded products' underlying securities. Third-party redemption of investments are redeemed from the respective product's net assets and cannot be redeemed from the assets of other seeded products or from the assets of the Group.

        The following table presents the movement in redeemable noncontrolling interests for the six months ended June 30, 2016 (in millions):

Opening balance	$82.9
Changes in market value:
Consolidated VIEs	18.5
Changes in ownership:
Consolidated VREs	(1.6)
Consolidated VIEs	46.5
Foreign currency translation	(7.8)

Closing balance	$138.5

        Changes in ownership during the period ended June 30, 2016 primarily represent the dilution of the Group's investment in certain consolidated funds as a result of an increase in third party investment.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 8—Long-Term Incentive Compensation

        The Group generally grants annual long-term incentive awards during the first and second quarters of each year. The Group granted $86.3m and $63.1m in long-term incentive awards during the six months ended June 30, 2016 and June 30, 2015, respectively, which generally vest and will be recognized on a graded vesting method over a three-year period.

        During the six months ended June 30, 2016 and June 30, 2015, the Group recognized $50.4m and $48.6m of long-term incentive compensation expense in relation to long-term incentive compensation respectively.

Note 9—Retirement Benefit Plans

        The Group operates a defined contribution retirement benefit plan and a defined benefit pension plan.

        The main defined benefit pension plan sponsored by the Group is the defined benefit section of the Henderson Group Pension Scheme ('HGPS').

Net periodic benefit credit

        The components of net periodic benefit credit in respect of defined benefit plans for the six month periods ended June 30, 2016 and June 30, 2015 include the following (in millions):

	Six months ended June 30,
	2016	2015
Service cost	$(0.7)	$(1.1)
Interest cost	(12.2)	(14.1)
Expected return on plan assets	13.0	17.0

Net periodic benefit credit	$0.1	$1.8

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 10—Accumulated Other Comprehensive Loss

        Changes in accumulated other comprehensive loss, net of tax, for the six months ended June 30, 2016 and 2015, are as follows (in millions):

	Six months ended June 30,
	2016				2015
	Available for-sale securities	Foreign currency	Retirement benefit asset, net	Total	Available for-sale securities	Foreign currency	Retirement benefit asset, net	Total
Beginning balance	$5.1	$(211.8)	$17.1	$(189.6)	$18.4	$(117.7)	$17.8	$(81.5)
Other comprehensive income (loss) before reclassifications	(0.5)	(134.6)	0.1	(135.0)	2.3	4.4	(1.4)	5.3
Amounts reclassified from accumulated other comprehensive loss	—	—	—	—	(14.1)	0.8	—	(13.3)

Total other comprehensive loss, net of tax	(0.5)	(134.6)	0.1	(135.0)	(11.8)	5.2	(1.4)	(8.0)
Less: other comprehensive loss attributable to noncontrolling interests	—	(7.2)	—	(7.2)	—	(0.3)	—	(0.3)

Ending balance	$4.6	$(353.6)	$17.2	$(331.8)	$6.6	$(112.8)	$16.4	$(89.8)

        The components of other comprehensive income/(loss), net of tax for the six months ended June 30, 2016 and 2015, are as follows (in millions):

	Six months ended June 30,
	2016			2015
	Pre-tax amount	Tax credit	Net amount	Pre-tax amount	Tax credit	Net amount
Net unrealized (loss)/recycled gains on available-for-sale securities	$(0.5)	$—	$(0.5)	$2.3	$—	$2.3
Foreign currency translation adjustments	(134.7)	0.1	(134.6)	4.4	—	4.4
Retirement benefit asset, net	0.1	—	0.1	(1.4)	—	(1.4)
Reclassifications to net income	—	—	—	(13.3)	—	(13.3)

Total other comprehensive loss	$(135.1)	$0.1	$(135.0)	$(8.0)	$—	$(8.0)

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 11—Earnings and Dividends Per Share

Earnings Per Share

        The following is a summary of the earnings per share calculation for the six months ended June 30, 2016 and 2015 (in millions, except per share data):

	Six months ended June 30,
	2016	2015
Net income attributable to Henderson	$97.8	$185.0
Less: allocation of earnings to participating restricted stock-based awards	(2.3)	(5.2)

Net income attributable to Henderson common shareholders for basic	95.5	179.8
Less: dilutive impacts of participating stock-based awards	(2.4)	(5.2)

Net income attributable to Henderson common shareholders for diluted (two class)	95.4	179.8

Weighted-average common shares outstanding—basic	1,089.0	1,095.4

Dilutive effect of:
Stock options, restricted stock, other	48.7	63.0

Weighted-average diluted common shares outstanding—diluted (two class)	1,137.7	1,158.4

Earnings per share:
Basic earnings per share	$0.09	$0.16
Diluted earnings per share (two class)	$0.08	$0.16

Dividends Per Share

        The payment of cash dividends is within the discretion of Henderson's Board of Directors and depends on many factors, including, but not limited to the Group's results of operations, financial condition, capital requirements and general business conditions and legal requirements. Dividends are subject to semi-annual declaration by Henderson's Board of Directors and are declared in GBP.

        The following is a summary of cash dividends declared and paid for the six months ended June 30, 2016 and 2015, in GBP:

	Six months ended June 30,
	2016	2015
Dividends paid per share	7.2p	6.4p

Note 12—Contingencies

        The following contingent losses, which can not be quantified and were not assessed as probable and therefore have not been recognized on the Consolidated Balance Sheet, existed or may exist at 30 June 2016:

  •
  In the normal course of business, the Group is exposed to certain legal or tax matters, which could involve litigation and arbitration, and may result in contingent losses;

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 12—Contingencies (Continued)

  •
  Under the Implementation Agreement dated 6 July 2010 relating to the transfer of management responsibilities to Aviva Investors for the Henderson International Property Fund, the Group gave certain tax related warranties for a period of six years from the date of the agreement. These warranties are subject to certain exclusions and limitations, including a financial cap. After the balance sheet date of June 30, 2016, these warranties expired without claim;

  •
  Under the Facilitation Agreement dated 8 December 2010 relating to the merger of the assets of the Henderson Liquid Assets Fund (HLAF) into the Deutsche Managed Sterling Fund, the Group gave: (a) certain tax warranties relating to HLAF; and (b) indemnities against certain losses arising from liabilities of HLAF existing prior to the effective date of the merger, certain warranted statements being untrue and any miscalculation of the net asset value of HLAF in the period prior to the effective date of the merger. These warranties and indemnities are subject to certain exclusions and limitations, including a financial cap. The warranties relating to taxation will expire on 28 February 2018 and the indemnities will expire on 28 February 2017;

  •
  Under the Share Purchase Agreement dated 13 May 2011 relating to the sale of the entire issued share capital of WorldInvest Management Ltd. to Connor, Clark & Lunn UK Limited (CC&L), the Group gave an indemnity against losses suffered by CC&L arising from prior acts, omissions, liabilities or obligations of New Star Institutional Managers Limited that do not relate to its business, with no expiry date;

  •
  Under the Share Sale Agreement dated 1 November 2011 relating to the sale of the entire issued share capital of Gartmore JV Limited to Hermes Fund Managers Limited, the Group gave an indemnity against any liabilities of Gartmore JV Limited existing prior to, or arising as a result of, completion of the sale, subject to certain exceptions. The indemnity is subject to certain exclusions and limitations, including a financial cap, with no expiry date;

  •
  Under the Joint Venture and Shareholder Agreement dated 17 May 2012 with Sesame Bankhall Group Limited (Sesame) relating to Optimum Investment Management Limited (OIML) which acts as authorized corporate director of an OEIC: (a) the Group gave to Sesame and OIML certain warranties relating to OIML; and (b) the Group gave to OIML certain indemnities in respect of losses that may be suffered by OIML and which arise from acts, omissions or circumstances occurring prior to completion of that agreement. Those warranties and indemnities are subject to certain exclusions and limitations and will expire on 17 May 2019;

  •
  Under the Implementation Agreement dated 24 June 2013 relating to the contribution of the Henderson property business outside North America (the non-US Property Business) to a joint venture company (named TIAA Henderson Real Estate Limited) with TIAA-CREF Asset Management Inc., the Group gave: (a) certain warranties and tax covenants relating to itself and the non-US Property Business; and (b) certain indemnities against (i) certain losses that may be incurred by certain companies prior to completion of the transaction or that may arise as a result of completion, (ii) certain undertakings being breached and (iii) stamp duty being incurred in connection with the transfer of shares in certain companies to be transferred to the joint venture. These warranties, covenants and indemnities are subject to certain exclusions and limitations, including (other than in relation to certain of the indemnities referred to in (b)(i) above) a financial cap. The warranties relating to matters other than taxation have expired and no claims have been notified that the Group considers likely to give rise to a liability. The tax

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 12—Contingencies (Continued)

    warranties and tax covenant will expire on the seventh anniversary of completion of the transaction;

  •
  Under the Asset Purchase Agreement dated 24 June 2013 relating to the sale and purchase of the Henderson property business in North America (the US Property Business) to Teachers Insurance and Annuity Association of America (TIAA), the Group gave: an indemnity (with no express expiry date) against certain losses that may arise from (i) any liabilities specifically excluded from the transaction, (ii) all taxes of the Group not relating to the US Property Business and any pre-completion taxes and (iii) certain employee related liabilities other than any that may be assumed by TIAA under the Asset Purchase Agreement;

  •
  Under the terms of the Gartmore Pension Scheme wind-up, the indemnity provided by the Group to the Trustee, covering all liabilities and expenses incurred by the Trustee, including actions against it, will continue for 12 years after the signing of the deed of termination on 10 February 2014;

  •
  Under the Share Sale Agreement dated 30 April 2014 which completed on 1 December 2014, relating to the acquisition of Henderson Global Investors (Holdings) Limited's 50% shareholding in Intrinsic Cirilium Investment Company Limited (ICICL) by its joint venture partner, Intrinsic Financial Services Limited, the Group provided certain warranties relating to its shareholding and the conduct of ICICL during the period during which it was a joint venture company and indemnified ICICL for (a) 39.7% of losses suffered post completion relating to its conduct during this period; and (b) all losses arising to it relating to the period before it became a joint venture company. The warranties (other than certain fundamental warranties) are subject to certain exclusions and limitations including a financial cap and will expire 18 months following completion. After the balance sheet date of June 30, 2016, these warranties expired without claim;

  •
  Under the Share Sale Agreement dated 28 April 2015 relating to the acquisition by entities controlled by TIAA-CREF of Henderson Global Investors (Holdings) Limited's remaining 40% shareholding in TIAA Henderson Real Estate Limited, the Group gave certain warranties relating to itself and its shareholding in TIAA Henderson Real Estate Limited. These warranties are subject to certain exclusions and limitations (including a financial cap) and will expire on 1 June 2017.

        As at the date of approval of these accounts, the Group neither foresees nor has been notified of any material claims under outstanding warranties and indemnities from the above-mentioned agreements.

Note 13—Litigation and Other Regulatory Matters

        The Group is periodically involved in or subject to certain legal proceedings and other regulatory matters. Although there can be no assurances, based on information currently available, management believes that it is probable that the ultimate outcome of matters that are pending or threatened will not have a material effect on the Group's consolidated financial statements.

HENDERSON GROUP PLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 14—Subsequent events

        On July 27, 2016, an interim 2016 dividend of 3.20p per share was declared by the Board. This dividend was paid on September 16, 2016 to shareholders on the register at August 26, 2016.

Merger agreement

        On October 3, 2016, the Group announced a recommended merger of equals with Janus. The merger will be effected via a share exchange with each share of Janus common stock exchanged for 4.7190 newly issued shares in Henderson. The merger, which is still subject to the requisite shareholder and regulatory approvals, is expected to close in the second quarter of 2017. Henderson has also agreed, subject to the completion of the merger, to sell Dai-ichi Life, a significant shareholder of Janus, options to subscribe for up to approximately 5% of new Janus Henderson Global Investors shares.

        The Merger Agreement requires each of Henderson and Janus (1) to operate its business in the ordinary course consistent with past practice in all material respects and to refrain from taking certain actions without the consent of the other party, (2) not to seek an alternative transaction, (3) subject to certain exceptions, not to withdraw the recommendation of its board of directors for the Merger Agreement, and (4) to use reasonable best efforts to obtain governmental, regulatory and third-party approvals.

        The Merger Agreement also contains certain termination rights for both Janus and Henderson, including in the event that (1) the merger is not consummated by September 30, 2017, (2) the approval of the merger by the shareholders of Henderson or the stockholders of Janus is not obtained at the applicable shareholder meeting (or at any adjournment thereof) or (3) if there is in effect any governmental restraint or prohibition preventing the consummation of the merger. In addition, Henderson and Janus can each terminate the Merger Agreement prior to the receipt of the approval of the merger by the other party's shareholders if, among other things, the other party's board of directors has changed its recommendation that its shareholders approve the merger.

        The Merger Agreement provides that if Henderson or Janus terminates the Merger Agreement because of a failure of the shareholders of the other party to approve the merger at the shareholder meeting, Henderson or Janus, as the case may be, will reimburse the other party for its actual out-of-pocket fees and expenses subject to a cap of $10.0m. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including (a) a change in the recommendation of Henderson's Board of Directors or (b) a termination of the Merger Agreement by (i) Henderson due to the failure of Henderson's shareholders to approve the merger, (ii) Janus due to a material breach of the Merger Agreement by Henderson or (iii) Janus or Henderson because the merger is not consummated by September 30, 2017 (the "Outside Date"), in the case of each of clause (i), (ii) and (iii), at a time when there was an offer or proposal for an alternative transaction with respect to Henderson and Henderson enters into or consummates an alternative transaction within 12 months following such date of termination (in the case of clause (i) or (ii)) or within 12 months from the Outside Date (in the case of clause (iii)), Henderson may be required to pay Janus a termination fee equal to $34.0m.

        No additional subsequent events have been identified.

Annex A

        Execution Version

HENDERSON GROUP PLC

HORIZON ORBIT CORP.

JANUS CAPITAL GROUP INC.

AGREEMENT AND PLAN OF MERGER

Dated as of October 3, 2016

A-i

A-ii

Exhibits
Exhibit A—Form of Voting Agreement
Exhibit B—Form of Henderson Amended Articles
Schedules
Schedule 2.2(d)—Henderson Executive Officers
Schedule 2.4—Certain Other Matters
Janus Disclosure Schedule
Henderson Disclosure Schedule

A-iii

INDEX OF DEFINED TERMS

Defined Term	Page
$110
Action	27
Affiliate	98
Aggregate Reference AUM	98
Agreed Form	99
Agreement	1
Ancillary Agreements	99
Anti-Bribery Law	34
Anti-Money Laundering Law	34
Antitrust Laws	18
Applicable Laws	23
APRA	26
ASIC	26
ASX	5
Book-Entry Share	11
Branch	99
Broker-Dealer	99
Business Day	99
CEA	99
Certificate	11
Certificate of Merger	3
CFTC	99
Client	99
Closing	3
Closing Date	3
Code	8
Commodity Pool Operator	99
Confidentiality Agreement	66
Continuation Period	82
Continuing Employee	82
Contract	17
Converted Stock Option	8
Cyber Security Incident	33
Dai-ichi	4
DGCL	1
Disclosure and Transparency Rules	40
dollars	110
Economic Sanctions Law	34
Effect	106
Effective Time	3
Enforceability Exceptions	17
ERISA	99
ERISA Affiliate	99
ESPP	10
Excess Shares	13
Exchange	4
Exchange Act	18
Exchange Agent	11

A-iv

Defined Term	Page
Exchange Fund	11
Exchange Ratio	7
Expense Cap	91
Expenses Reimbursement	91
extent	110
FCA	99
FCA Approval	99
FINRA	100
FINRA Approval	100
FSMA	100
Fund Board Reorganization Approval	63
Fund Reorganization	63
Fund Reorganization Shareholder Meeting	63
GAAP	21
Government Official	34
Governmental Entity	18
Henderson	1
Henderson Advisory Agreement	100
Henderson Alternative Transaction	69
Henderson Amended Articles	6
Henderson Articles	35
Henderson Asset Manager	100
Henderson Board Recommendation	36
Henderson Disclosure Schedule	35
Henderson Equity Awards	100
Henderson Equity Plans	100
Henderson Expenses	91
Henderson Filed Public Documents	35
Henderson Financial Statements	40
Henderson Fund	100
Henderson Fund Public Documents	100
Henderson HF Manager	100
Henderson IT Systems	100
Henderson Material Contracts	52
Henderson Measurement Date	37
Henderson Memorandum of Association	35
Henderson Mutual Fund Manager	101
Henderson Name Change	101
Henderson Option	101
Henderson Ordinary Share	101
Henderson Pension Plan	101
Henderson Permits	42
Henderson Plan	101
Henderson Private Fund	101
Henderson Public Documents	40
Henderson Public Fund	101
Henderson Qualifying Transaction	93
Henderson Recommendation Change	70
Henderson Restricted Share	102
Henderson Restricted Stock Unit	102

A-v

Defined Term	Page
Henderson Share Issuance	102
Henderson Shareholder Amended Articles Approval	102
Henderson Shareholder Approvals	102
Henderson Shareholder Circular	102
Henderson Shareholder De-listing Approval	102
Henderson Shareholder Name Change Approval	102
Henderson Shareholder Option Approval	102
Henderson Shareholder Permitted Henderson Dividend Approval	102
Henderson Shareholder Transaction Approval	103
Henderson Shareholder UK/Jersey/Australia Document Approval Date	74
Henderson Shareholders Meeting	76
Henderson Superior Proposal	71
Henderson Termination Fee	94
Henderson Third Party	69
Henderson Triggering Event	103
Henderson UK Prospectus	103
Henderson US Prospectus	18
hereby	110
herein	110
hereof	110
hereto	110
hereunder	110
HSR Act	18
IFRS	40
Indemnified Parties	79
Integration Planning Team	6
Intellectual Property	32
Investment Advisers Act	24
Investment Agreement	103
Investment Company Act	103
IRS	27
Janus	1
Janus Advisory Agreement	103
Janus Alternative Transaction	66
Janus Certificate of Incorporation	16
Janus Common Stock	1
Janus Disclosure Schedule	16
Janus Equity Awards	10
Janus Equity Plans	103
Janus Expenses	91
Janus Filed SEC Documents	16
Janus Financial Advisor	34
Janus Financial Statements	21
Janus Fund	104
Janus Fund SEC Documents	104
Janus Intellectual Property	104
Janus Investment Adviser	24
Janus IT Systems	104
Janus Material Contracts	33
Janus Measurement Date	18

A-vi

Defined Term	Page
Janus Option	104
Janus Permits	23
Janus Plan	104
Janus Preferred Stock	18
Janus Private Fund	104
Janus PSU Award	104
Janus Public Fund	105
Janus Qualifying Transaction	92
Janus Recommendation Change	66
Janus Restricted Share Award	105
Janus RSU Award	105
Janus SEC Documents	20
Janus Stockholder Approval	31
Janus Stockholders Meeting	75
Janus Superior Proposal	67
Janus Termination Fee	93
Janus Third Party	66
Janus Triggering Event	105
JFSC	105
JFSC Approvals and Consents	105
knowledge	106
Liens	17
Material Adverse Effect	106
Maximum Amount	80
Merger	1
Merger Consideration	7
Merger Sub	1
Merger Sub Common Stock	38
New IAA	61
New Plans	83
NFA	107
Old Plans	83
Option Agreement	107
Outside Date	89
Permitted Henderson Dividend	107
Permitted Janus Dividend	107
Permitted Liens	107
person	108
Prospectus/Proxy Statement	63
Proxy Statement	18
Public Fund Board Approval	61
Public Fund Proxy Statement	61
Public Fund Shareholder Approval	61, 62
Public Fund Shareholder Meeting	61
Registration Statement	18
Registration Statement Effective Date	72
Relevant Sum	95
Reorganized Fund	63
Representative	65
Requisite Regulatory Approvals	87

A-vii

Defined Term	Page
Restraints	87
S&P	99
Sarbanes-Oxley Act	20
SEC	15
Securities Act	20
Significant Subsidiary	108
subsidiary	109
Surviving Corporation	3
Tax	109
Tax Return	109
Taxing Authority	109
Termination Fees	94
Transactions	1
UCITS	109
VAT	95
Voting Agreement	1
Willful Breach	109

A-viii

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER, dated as of October 3, 2016 (this Agreement), is by and among HENDERSON GROUP PLC, a company incorporated in Jersey (Henderson); HORIZON ORBIT CORP., a Delaware corporation and direct wholly-owned subsidiary of Henderson (Merger Sub); and JANUS CAPITAL GROUP INC., a Delaware corporation (Janus).

W I T N E S S E T H:

        WHEREAS, the parties hereto wish to effect a business combination through the merger of Merger Sub with and into Janus, with Janus being the surviving corporation and a wholly-owned subsidiary of Henderson (the Merger);

        WHEREAS, in connection with the Merger, each share of common stock, par value $0.01 per share, of Janus (Janus Common Stock) issued and outstanding immediately prior to the Effective Time (as defined herein) (other than shares of Janus Common Stock to be cancelled in accordance with Section 3.1(b) ) shall be cancelled and each holder of such shares of Janus Common Stock shall have the right to receive the Merger Consideration (as defined herein) upon the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the DGCL);

        WHEREAS, the Board of Directors of Janus has unanimously adopted resolutions approving the Merger, this Agreement and the Ancillary Agreements, determined that the consummation of the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements (collectively, the Transactions) is advisable and fair to, and in the best interest of, Janus and its stockholders and resolved to recommend that Janus's stockholders approve and adopt this Agreement pursuant to the DGCL;

        WHEREAS, the Board of Directors of Henderson has unanimously approved this Agreement and the Ancillary Agreements, determined that the consummation of the Transactions is in the best interest of Henderson and its shareholders as a whole, and resolved to recommend that Henderson's shareholders vote to approve the Transactions;

        WHEREAS, the Board of Directors of Merger Sub has unanimously adopted resolutions approving the Merger and this Agreement, determined that the consummation of the Transactions is advisable and fair to, and in the best interest of, Merger Sub and its sole shareholder, and resolved to recommend that Merger Sub's sole shareholder approve and adopt this Agreement pursuant to the DGCL;

        WHEREAS, as a condition and inducement to the willingness of Henderson and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, a stockholder of Janus is entering into a voting agreement with Henderson and Janus (the Voting Agreement), in substantially the form attached as Exhibit A hereto pursuant to which, among other things, such stockholder has agreed to vote in favor of this Merger;

        WHEREAS, for US federal income tax purposes, the parties intend that the Merger shall qualify as a "reorganization" within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code (as defined herein) and this Agreement is intended to be, and is adopted as, a "plan of reorganization" for purposes of Sections 354 and 361 of the Code; and

        WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I
THE MERGER

        Section 1.1    The Merger

        Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into Janus. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and Janus shall continue as the surviving corporation in the Merger (the Surviving Corporation) as a direct wholly-owned subsidiary of Henderson and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Merger Sub in accordance with the DGCL.

        Section 1.2    Closing

        The closing of the Merger (the Closing) shall take place at 10:00 a.m., New York time, on the fifth Business Day after satisfaction or waiver of all of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), at the offices of Freshfields Bruckhaus Deringer US LLP, 601 Lexington Avenue, New York, New York, 10022, or at such other time, date or place as Janus and Henderson may agree to in writing (the date of the Closing, the Closing Date).

        Section 1.3    Effective Time

        Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a Certificate of Merger (the Certificate of Merger), in form and substance reasonably acceptable to Henderson and Janus, duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such time on the Closing Date as shall be agreed by Henderson and Janus and specified in the Certificate of Merger (such time as the Merger becomes effective being the Effective Time).

        Section 1.4    Effects of the Transaction

        The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions of the DGCL.

ARTICLE II
CERTAIN GOVERNANCE MATTERS

        Section 2.1    Name, Exchange and Trading Symbol

        The parties shall cause, with effect from the Effective Time, (a) the name of Henderson to be changed to "Janus Henderson Global Investors plc", (b) the Henderson OrdinaryShares to be listed on the New York Stock Exchange (the Exchange) and (c) the ticker symbol of Henderson to be changed to a ticker symbol as shall be mutually agreed upon by Henderson and Janus prior to the Effective Time.

        Section 2.2    Governance Matters

  (a)
  Board of Directors of Henderson.

  (i)
  Janus and Henderson shall cooperate and take all action as is necessary to cause, effective as of the Effective Time, the Board of Directors of Henderson to be comprised of twelve (12) directors as follows:

  (A)
  six (6) directors shall be nominated by the existing Board of Directors of Henderson and identified in writing to Janus no less than five (5) days prior to the Closing Date, (i) one of whom shall be Andrew J. Formica and (ii) one of whom shall be Richard D. Gillingwater (or, in the case of both (i) and (ii) above where either of them is unable to serve at the Effective Time, subject to Janus's consent (such consent not to be unreasonably withheld, conditioned or delayed), such other person as the existing Board of Directors of Henderson shall nominate and identify in writing to Janus) who shall be Chairman of the Board of Directors of Henderson; and

  (B)
  six (6) directors nominated by the existing Board of Directors of Janus and identified in writing to Henderson no less than five (5) days prior to the Closing Date, (i) one of whom shall be Richard M. Weil, (ii) one of whom shall be Glenn S. Schafer (or, in the case of both (i) and (ii) above where either of them is unable to serve at the Effective Time, subject to Henderson's consent (such consent not to be unreasonably withheld, conditioned or delayed), such other person as the existing Board of Directors of Janus shall nominate and identify in writing to Henderson) who shall be the Deputy Chairman of the Board of Directors of Henderson and (iii) for so long as Dai-ichi Life Holdings, Inc. (Dai-ichi) is entitled to nominate a director to the Board of Directors of Henderson pursuant to the terms of the Investment Agreement, one of whom shall be nominated by Dai-ichi;

      provided that if, prior to the Effective Time, any individual designated to serve on the Board of Directors of Henderson after the Effective Time pursuant to this Section 2.2(a)(i) is unable or unwilling to so serve, the Board of Directors of Henderson or the Board of Directors of Janus, as applicable, shall designate another individual to serve in such individual's place. The Board of Directors of Henderson expects to implement a policy providing that, from and after the Effective Time, any individual independent member of the Board of Directors of Henderson serve for no more than ten (10) years in accordance with the Corporate Governance Principles and Recommendations of the ASX Corporate Governance Council; provided, however, that any member of the Board of Directors of Henderson who, prior to the Effective Time, served as a member of the Board of Directors of Henderson or Janus, may serve for no longer than fifteen (15) years from the date of such member's original appointment to the Board of Directors of Henderson or Janus (as applicable). The parties agree that no less than four directors nominated by the Board of Directors of each of them shall qualify as "independent" directors under the applicable rules of the Exchange and the Australian Securities Exchange (ASX).

    (ii)
    The new members appointed to the Board of Directors of Henderson shall be appointed by the Board of Directors of Henderson in accordance with the Henderson Articles (as defined herein). Henderson shall cause to be delivered to Janus resignations, effective upon the Effective Time, executed by the directors of Henderson in office as of immediately prior to the Effective Time who will not be continuing in office after the Effective Time.

  (b)
  Committees of Board of Directors of Henderson.

  (i)
  Henderson and Janus shall cooperate and take all action as is necessary to cause, effective as of the Effective Time, the only committees of the Board of Directors of Henderson to be comprised of an Audit Committee, a Nominating/Corporate Governance Committee, a Compensation Committee and a Risk Committee.

  (ii)
  With effect from the Effective Time, (A) the Chairman of the Nominating/Corporate Governance Committee and the Risk Committee shall be selected by the existing Board of Directors of Henderson and the Chairman of the Audit Committee and the Compensation Committee shall be selected by existing Board of Directors of Janus and (B) each such committee shall be comprised of four directors to be selected as follows: (1) in the case of the Nominating/Corporate Governance Committee and Risk Committee, two of such directors shall be selected by the existing Board of Directors of Henderson and identified in writing to Janus no less than five (5) days prior to the Closing Date and the other two directors shall be selected by the existing Board of Directors of Janus and identified in writing to Henderson no less than five (5) days prior to the Closing Date and (2) in the case of the Audit Committee and Compensation Committee, two of such directors shall be selected by the existing Board of Directors of Janus and identified in writing to Henderson no less than five (5) days prior to the Closing Date and the other two directors shall be selected by the existing Board of Directors of Henderson and identified in writing to Janus no less than five (5) days prior to the Closing Date. The parties agree that each member of each committee shall qualify as "independent" directors under the applicable rules of the Exchange and the ASX.

  (iii)
  At the Effective Time, each charter of the Audit Committee, Nominating/Corporate Governance Committee, Compensation Committee and Risk Committee shall be amended and restated to reflect the provisions and the powers and responsibilities customary for a committee of an Exchange-listed and ASX-listed company, in each case in a form reasonably acceptable to Henderson and Janus.

  (c)
  Co-Chief Executive Officers.    At the Effective Time, Andrew J. Formica and Richard M. Weil each shall serve as co-Chief Executive Officer of Henderson.

  (d)
  Officers.    At the Effective Time, the individuals set forth on Schedule 2.2(d) shall become executive officers of Henderson, serving in the respective offices set forth beside each individual's name on the referenced schedule, and such executive officers, together with the co-Chief Executive Officers, shall constitute an executive committee of Henderson.

  (e)
  Integration Planning.    The parties will develop an integration plan with the assistance of an integration planning team (the Integration Planning Team), half the members of which shall be comprised of individuals designated by Janus and half the members of which shall be comprised of individuals designated by Henderson. Subject to Applicable Law, the Integration Planning Team shall coordinate Janus's and Henderson's related operations on a timely basis in an effort to accelerate to the earliest practicable time following the Effective Time, the realization of the synergies and other integration benefits expected to be achieved by the parties in the Transactions.

  (f)
  Tax Residency.    It is the intention of the parties that, following the consummation of the Transactions, Henderson will continue to be, and the parties will take all reasonable actions necessary to ensure that Henderson remains, resident in the United Kingdom for Tax purposes.

        Section 2.3    Organizational Documents

  (a)
  At the Effective Time, the Henderson Articles and the Henderson Memorandum of Association shall be amended and restated to read in their entirety as the Memorandum and Articles of Association set forth in Exhibit B with such changes to reflect any legal requirements applicable to a NYSE or ASX listed company as may be reasonably and mutually agreed by the parties (together, the Henderson Amended Articles). Immediately following the Effective Time, the Board of Directors of Henderson shall, to the extent necessary, adopt such future resolutions and take such necessary corporate actions so as to ratify the matters set forth in this ARTICLE II that as of the Effective Time require such ratification.

  (b)
  At the Effective Time, the certificate of incorporation and the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein or by Applicable Law.

        Section 2.4    Certain Other Matters.     Reference is made to Schedule 2.4 hereto.

ARTICLE III
EFFECT OF THE MERGER ON THE
CAPITAL STOCK OF JANUS; EXCHANGE OF CERTIFICATES

        Section 3.1    Effect on Capital Stock of Janus

  (a)
  Conversion of Janus Common Stock and the Merger Sub Common Stock.    As of the Effective Time, by virtue of the Merger and without any action on the part of Janus or Merger Sub, or the holders of Janus Common Stock (or options thereon) or of any shares of Merger Sub:

  (i)
  Each issued and outstanding share of Janus Common Stock (other than any shares of Janus Common Stock to be cancelled pursuant to Section 3.1(b)) shall be converted into the right to receive 4.7190 (the Exchange Ratio) validly issued, fully paid up Henderson Ordinary Shares, together with cash in lieu of fractional Henderson Ordinary Shares as specified below, without interest (the Merger Consideration). As of the Effective Time, all such shares of Janus Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist. As of the Effective Time, each holder of a Certificate or Book-Entry Share (each as defined herein) representing any shares of Janus Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the Merger Consideration in accordance with Section 3.2.

  (ii)
  Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be cancelled and, in exchange for the cancellation of the shares of Merger Sub common stock and the provision of the aggregate Merger Consideration by Henderson, the Surviving Corporation shall issue an equivalent number of fully paid and non-assessable shares of common stock, par value $0.01 per share, all of which shares shall be held by Henderson, and which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

  (b)
  Cancellation of Treasury Shares.    Each share of Janus Common Stock then owned by Janus or any wholly-owned subsidiary of Janus (or held in the treasury of Janus) immediately prior to the Effective Time, shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

  (c)
  Adjustment to Merger Consideration.    The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock/share split, reverse stock split, share consolidation, share subdivision, share bonus issue or stock/share dividend (including any dividend or distribution of securities convertible into Janus Common Stock or Henderson Ordinary Shares, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Janus Common Stock or Henderson Ordinary Shares issued and outstanding after the date hereof and prior to the Effective Time.

  (d)
  Treatment of the Janus Options and Janus Equity Awards.

  (i)
  As of the Effective Time, each Janus Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted (as converted, a Converted Stock Option), by virtue of the Merger and without any action on the part of the holder of that Janus Option, into an option exercisable for that number of Henderson Ordinary Shares equal to the product of (A) the aggregate number of shares of Janus Common Stock for which such Janus Option was exercisable multiplied by (B) the Exchange Ratio, rounded up to the nearest whole share. The exercise price per share of such Converted Stock Option shall be adjusted so that it is equal to (x) the exercise price per share of such Janus Option immediately prior to the Effective Time divided by (y) the Exchange Ratio, rounded up to the nearest cent; provided, however that the exercise price and the number of Henderson Ordinary Shares purchasable pursuant to a Converted Stock Option shall be subject to such adjustments as may be necessary for the foregoing conversion to satisfy the requirements of Sections 409A, 422 and 424 of the US Internal Revenue Code of 1986, as amended (the Code) and Treasury Regulations Section 1.424-1.

  (ii)
  As of the conversion pursuant to Section 3.1(d)(i), each Converted Stock Option shall be subject to the same terms and conditions set forth in the applicable Janus Equity Plan and the option agreement pursuant to which the corresponding Janus Option was granted, as in effect immediately prior to the Effective Time except as otherwise provided in Section 3.1(d)(i).

  (iii)
  Each Janus RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a Henderson restricted share unit award with respect to Henderson Ordinary Shares on the terms and conditions (including any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, with the aggregate number of Henderson restricted share units held by each holder (rounded up to the nearest whole unit) determined by multiplying (A) the number of shares of Janus Common Stock subject to such Janus RSU Award immediately prior to the Effective Time by the (B) Exchange Ratio.

  (iv)
  Each Janus PSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a Henderson restricted share unit award with respect to Henderson Ordinary Shares on the terms and conditions (including any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, with the aggregate number of Henderson restricted share units held by each holder (rounded up to the nearest whole unit) determined by multiplying (A) the number of shares of Janus Common Stock subject to such Janus PSU Award immediately prior to the Effective Time by (B) the Exchange Ratio, provided that, notwithstanding the foregoing, each Janus PSU Award set forth on Section 3.1(d)(iv) of the Janus Disclosure Schedule (as defined herein), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, unless otherwise determined by the Compensation Committee of Janus, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a Henderson restricted share unit award with respect to Henderson Ordinary Shares on the terms and conditions (including any continuing time-based vesting and/or performance based vesting conditions applicable in accordance with the terms of the award) under the applicable plan and award agreement in effect immediately prior to the Effective Time, with the aggregate number of Henderson restricted share units held by each holder (rounded up to the nearest whole unit) determined by multiplying (A) the number of shares of Janus Common Stock subject to such Janus PSU Award that are earned based on achievement of the applicable performance criteria as of (or approximate to) the Effective Time in accordance with the terms and conditions of the applicable award agreement by (B) the Exchange Ratio.

    (v)
    Each Janus Restricted Share Award that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a restricted Henderson Ordinary Share award on the terms and conditions (including any continuing vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, with the aggregate number of restricted Henderson Ordinary Shares held by each holder (rounded up to the nearest whole share) determined by multiplying (A) the number of shares of Janus Common Stock subject to such Janus Restricted Share Award immediately prior to the Effective Time by (B) the Exchange Ratio.

    (vi)
    Effective as of the Effective Time, Henderson shall (A) assume the Janus Options, Janus Restricted Share Awards, Janus RSU Awards and Janus PSU Awards that are outstanding immediately prior to the Effective Time (collectively, the Janus Equity Awards) in accordance with the terms of this Section 3.1(d) and (B) for the purpose of complying with this Section 3.1(d)(vi), either (i) assume sponsorship of the relevant Janus Equity Plan, provided that references to Janus therein shall thereupon be deemed references to Henderson and references to Janus Common Stock therein shall be deemed references to Henderson Ordinary Shares with appropriate equitable adjustments to reflect the Transactions or (ii) adopt a new equity plan on materially equivalent terms to the relevant Janus Equity Plan. Henderson shall take all necessary or appropriate actions to comply with the terms of Section 3.1(d), including seeking any necessary regulatory or shareholder approvals. Prior to the Effective Time, Janus shall deliver written notice to each holder of a Janus Equity Award informing such holder of the effect of the Merger on the Janus Equity Awards.

    (vii)
    Except as otherwise agreed to by the Parties in accordance with the following sentence, (A) as of the Effective Time, each outstanding award under the Janus's Employee Stock Purchase Plan (the ESPP) shall be converted on the same basis as Company Options are converted in accordance with Section 3.1(d)(i) and Section 3.1(d)(ii) of this Agreement and (B) prior to the Effective Time, Janus shall make such amendments to the ESPP as may be necessary to conform the ESPP to the current requirements of Section 423 of the Code and the treasury regulations promulgated thereunder. Notwithstanding the foregoing, prior to the Effective Time, Henderson and Janus shall cooperate with each other to determine the appropriate treatment of the ESPP in connection with the consummation of the Merger, which may include the termination of the ESPP upon, and subject to the occurrence of, the Effective Time.

    (viii)
    Prior to the Effective Time, the Board of Directors of Janus or the appropriate committee thereof shall (i) to the extent required under the Janus Equity Plans, adopt resolutions providing for the treatment of the Janus Equity Awards as contemplated by this Section 3.1(d) and (ii) cause no right to acquire Janus Common Stocks under any Janus Equity Plan to be outstanding as of the Effective Time.

    (ix)
    As soon as reasonably practicable after the Effective Time, Henderson shall file a registration statement on Form S-8 (or any successor or other appropriate form) registering a number of Henderson Ordinary Shares necessary to fulfill Henderson's obligations under this Section 3.1(d). Henderson shall take all corporate action necessary to reserve for issuance a sufficient number of Henderson Ordinary Shares for delivery with respect to the Janus Equity Awards assumed by it in accordance with this Section 3.1(d) and otherwise ratify and give effect to the provisions of this Section 3.1(d).

  (e)
  No Dissenters' Rights.    In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Janus Common Stock in connection with the Merger.

        Section 3.2    Exchange of Shares and Certificates

  (a)
  Exchange Agent.    Prior to the Effective Time, Henderson or Merger Sub shall designate a bank, trust company or US or UK nationally recognized stockholder services provider reasonably acceptable to Janus (the Exchange Agent) for the purpose of exchanging, in accordance with this ARTICLE III, Certificates and Book-Entry Shares for the Merger Consideration. In addition, at or prior to the Effective Time, Henderson or Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of holders of shares of Janus Common Stock, (i) evidence of Henderson Ordinary Shares representing the aggregate amount of Henderson Ordinary Shares sufficient to deliver the Merger Consideration and (ii) cash in immediately available funds in an amount equal to (1) an amount sufficient to pay any dividends under Section 3.2(c) plus (2) if applicable, an amount equal to such amount to be deposited with the Exchange Agent pursuant to Section 3.2(e)(iv) (such Henderson Ordinary Shares, together with any cash pursuant to Section 3.2(c) or Section 3.2(e), hereinafter, the Exchange Fund). In the event the Exchange Fund shall be insufficient to pay any dividends under Section 3.2(c) and the net proceeds from the sale of the Excess Shares (as defined herein) (including pursuant to Section 3.2(e)(iv)), Henderson or Merger Sub shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment(s). The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 3.1 out of the Exchange Fund. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

  (b)
  Exchange Procedures.

  (i)
  Henderson shall instruct the Exchange Agent to, as soon as reasonably practicable after the Effective Time, but in no event more than three (3) Business Days following the Effective Time, mail to each holder of record of a certificate (a Certificate) or book-entry share (a Book-Entry Share) that immediately prior to the Effective Time represented outstanding shares of Janus Common Stock, whose shares were converted into the right to receive the Merger Consideration, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Exchange Agent, and which shall be in such form and have such other provisions as Henderson and Janus agree prior to the Effective Time) and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration, including any amount payable in respect of fractional shares in accordance with Section 3.2(e) and any dividends or other distributions on Henderson Ordinary Shares in accordance with Section 3.2(c). Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, as applicable, for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Henderson, together with such letter of transmittal, duly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration (which shall include cash in lieu of fractional shares as provided in Section 3.2(e)) that such holder has the right to receive pursuant to the provisions of this ARTICLE III and any amounts that such holder has the right to receive in respect of dividends or other distributions on Henderson Ordinary Shares in accordance with Section 3.2(c). Henderson shall instruct the Exchange Agent to mail such amounts to such holders within three (3) Business Days following the Exchange Agent's receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered shall forthwith be cancelled. If any portion of the Merger Consideration is to be registered in the name of or, if applicable, paid to a person other than the person in whose name the applicable surrendered Certificate or Book-Entry Share is registered, it shall be a condition to the registration and, if applicable, payment of such Merger Consideration that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other Taxes required by reason of such registration in the name of a person other than the registered holder of such Certificate or Book-Entry Share or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not applicable.

    (ii)
    Until surrendered as contemplated by this Section 3.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration and any amounts that such holder has the right to receive in respect of dividends or other distributions on Henderson Ordinary Shares in accordance with Section 3.2(c). No interest shall be paid or shall accrue for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of Certificates or Book-Entry Shares.

  (c)
  Dividends or Distributions with Respect to Unexchanged Shares.    No dividends or other distributions with respect to Henderson Ordinary Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to any Henderson Ordinary Shares represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.2(e), in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share in accordance with this ARTICLE III. Subject to the effect of Applicable Laws (as defined herein), following surrender of any such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, there shall be paid to the holder of Henderson Ordinary Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Henderson Ordinary Shares to which such holder is entitled pursuant to Section 3.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Henderson Ordinary Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Henderson Ordinary Shares.

  (d)
  No Further Ownership Rights in Janus Common Stock.    All Henderson Ordinary Shares issued upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this ARTICLE III shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Janus Common Stock, theretofore represented by such Certificates or Book-Entry Shares, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Janus Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Henderson or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this ARTICLE III, except as otherwise provided by Applicable Law.

  (e)
  Fractional Shares.

  (i)
  No certificates or scrip representing fractional Henderson Ordinary Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Henderson Ordinary Shares.

  (ii)
  Notwithstanding any other provision of this Agreement, each holder of shares of Janus Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of Henderson Ordinary Shares (after aggregating all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (in a US dollar amount), without interest, in an amount equal to such fraction as determined below. As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full Henderson Ordinary Shares delivered to the Exchange Agent by Henderson for issuance to holders of Certificates or Book-Entry Shares over (ii) the aggregate number of full Henderson Ordinary Shares to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the Excess Shares). As soon as practicable after the Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on the Exchange, all in the manner provided herein.

  (iii)
  The sale of the Excess Shares by the Exchange Agent shall be executed on the Exchange and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all brokerage commissions, transfer Taxes and other out-of-pocket transaction costs of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying (A) the amount of the aggregate net proceeds by (B) a fraction (1) the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and (2) the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 3.2(e).

    (iv)
    Notwithstanding the provisions of this Section 3.2(e), Henderson may elect, at its option exercised prior to the Effective Time, to pay to the Exchange Agent an amount in cash in US dollars, to be deposited on the first Business Day following the Effective Time, sufficient for the Exchange Agent to pay each holder of Certificates or Book-Entry Shares an amount in cash equal to the product obtained by multiplying (A) the fraction of a Henderson Ordinary Share to which such holder would otherwise have been entitled by (B) the closing price for a Henderson Ordinary Share on the Exchange on the first Business Day immediately following the Effective Time. In such event, all references in this Agreement to the net proceeds from the sale of the Excess Shares and similar references shall be deemed to refer to the payments calculated in the manner set forth in this Section 3.2(e)(iv).

  (f)
  Return of Merger Consideration.    Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.2(a) or any dividends or other distributions on Henderson Ordinary Shares in accordance with Section 3.2(c) that remains undistributed to the holders of the Certificates or Book-Entry Shares for one year after the Effective Time shall be delivered to Henderson, upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this ARTICLE III shall thereafter be entitled to look only to Henderson for payment of their claim for any Henderson Ordinary Shares, any cash in lieu of fractional Henderson Ordinary Shares and any dividends or distributions with respect to Henderson Ordinary Shares.

  (g)
  No Liability.    None of Janus, Henderson, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share has not been surrendered prior to seven years after the Effective Time, or immediately prior to such earlier date on which any Henderson Ordinary Shares, any cash in lieu of fractional Henderson Ordinary Shares or any dividends or distributions with respect to Henderson Ordinary Shares in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity (as defined herein), any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Applicable Law, become the property of Henderson, free and clear of all claims or interests of any person previously entitled thereto.

  (h)
  Withholding Rights.    Each of Henderson, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

  (i)
  Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration with respect to the shares of Janus Common Stock formerly represented thereby, any cash in lieu of fractional Henderson Ordinary Shares, and unpaid dividends and distributions on Henderson Ordinary Shares deliverable in respect thereof, pursuant to this Agreement.

 ARTICLE IV
REPRESENTATIONS AND WARRANTIES

        Section 4.1    Representations and Warranties of Janus

        Except as set forth in any Janus SEC Document (as defined herein) filed with the Securities and Exchange Commission (the SEC) (including all documents incorporated by reference therein) and publicly available at least one (1) Business Day prior to the date of this Agreement (the Janus Filed SEC Documents) since January 1, 2015 (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or as disclosed in the disclosure schedule delivered by Janus to Henderson at or prior to the execution and delivery by Henderson and Merger Sub of this Agreement (the Janus Disclosure Schedule) and making reference to the particular subsection of this Agreement to which exception is being taken (provided, that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), Janus represents and warrants to Henderson as follows:

  (a)
  Organization, Standing and Corporate Power.    Each of Janus and its subsidiaries is a corporation or other legal entity duly organized or formed (as applicable), validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized or formed (as applicable) and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing or to have such power and authority, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Janus. Each of Janus and its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Janus. Janus has delivered to or made available to Henderson prior to the date of this Agreement true and complete copies of any amendments to the Certificate of Incorporation of Janus (the Janus Certificate of Incorporation) and the Bylaws of Janus not filed as of the date of this Agreement with the Janus Filed SEC Documents.

  (b)
  Corporate Authority; Non-contravention.

  (i)
  Janus has all requisite corporate power and authority to enter into this Agreement and, subject to the Janus Stockholder Approval (as defined herein), to consummate the Transactions. The execution and delivery of this Agreement by Janus and the consummation by Janus of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Janus, subject (in the case of the Merger) to the Janus Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the state of Delaware. The Board of Directors of Janus (at a meeting duly called and held) has, by the unanimous vote of all directors of Janus: (a) determined that entering this Agreement and consummating the Transactions, are advisable and fair to, and in the best interests of, Janus and its stockholders; (b) authorized and approved the execution, delivery and performance of this Agreement and each Ancillary Agreement by Janus and approved the Transactions; and (c) recommended the adoption of this Agreement by the holders of Janus Common Stock and directed that this Agreement be submitted for consideration by Janus's stockholders at the Janus Stockholders Meeting (as defined in Section 6.4), and such resolutions have not been rescinded, modified or withdrawn in any way prior to the date hereof. This Agreement and each Ancillary Agreement has been duly executed and delivered by Janus and, assuming the due authorization, execution and delivery of this Agreement and each Ancillary Agreement by Henderson and any other party thereto, constitutes the legal, valid and binding obligation of Janus, enforceable against Janus in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting or relating to the enforcement of creditors' rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the Enforceability Exceptions).

    (ii)
    The execution and delivery of this Agreement and each Ancillary Agreement by Janus do not, and the consummation of the Transactions, and compliance with the provisions of this Agreement shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, amendment or acceleration of any obligation or loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, security interest or encumbrance of any kind or nature whatsoever (collectively, Liens) upon any of the properties or assets of Janus or any of its subsidiaries, under: (A) the Janus Certificate of Incorporation or the Bylaws of Janus or the comparable organizational documents of any of its subsidiaries; (B) any loan or credit agreement, note, bond, mortgage, indenture, trust document, lease, commitment, contract, instrument or other agreement (each a Contract) to which Janus or any of its subsidiaries is a party or by which Janus, any of its subsidiaries or their respective properties or assets may be bound; or (C) subject to the governmental filings and other matters referred to in Section 4.1(b)(iii), any Applicable Laws applicable to Janus or any of its subsidiaries or their respective businesses, properties or assets, other than, in the case of clauses (B) and (C) any such conflicts, violations, defaults, rights, losses, restrictions or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Janus or (2) prevent or materially delay the consummation of any of the Transactions.

    (iii)
    No consent, approval, order or authorization of, or registration, declaration or filing with, any national, federal, state, local, foreign or supranational government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority, whether of the United States, the United Kingdom, Australia or otherwise (a Governmental Entity) is required by or with respect to Janus or any of its subsidiaries in connection with the execution and delivery of this Agreement or any Ancillary Agreement by Janus or the consummation by Janus of the Transactions, except for (A) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the HSR Act), and with any other applicable national, federal, state or foreign Applicable Laws that are designed to govern foreign investment or competition, or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade (together with the HSR Act, the Antitrust Laws); (B) the filing with the SEC of (w) a proxy statement relating to the Janus Stockholders Meeting (such proxy statement, as amended or supplemented from time to time, the Proxy Statement), (x) a prospectus relating to the issue of Henderson Ordinary Shares in the United States pursuant to the Merger (such prospectus, as amended or supplemented from time to time, the Henderson

      US Prospectus), (y) the registration statement on the Agreed Form (the Registration Statement) and (z) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), as may be required in connection with this Agreement and the Transactions; (C) the filing of the Certificate of Merger with the Secretary of State of the state of Delaware and appropriate documents with the relevant authorities of other states in which Janus and Henderson or their respective subsidiaries are qualified to do business; (D) such filings with and approvals of the Exchange to permit the Henderson Ordinary Shares that are to be issued in the Merger to be listed on the Exchange; and (E) consents from and other actions in respect of Clients, including those matters that are the subject of Section 5.1(e); (F) FINRA Approval and (G) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Janus or (2) prevent or materially delay the consummation of any of the Transactions.

  (c)
  Capital Structure.

  (i)
  The authorized capital stock of Janus consists of 1,000,000,000 shares of Janus Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share (the Janus Preferred Stock). At the close of business on September 30, 2016 (the Janus Measurement Date), (A) 265,500,740 shares of Janus Common Stock were issued and outstanding (of which 6,916,109 shares of Janus Common Stock were subject to vesting restrictions under the terms of incentive equity awards issued by Janus), (B) 82,911,205 shares of Janus Common Stock were held by Janus in its treasury, (C) no shares of Janus Preferred Stock were issued and outstanding, (D) 488,010 shares of Janus Common Stock were reserved for future issuance upon exercise of outstanding Janus Options, (E) 2,082,687 of Janus Common Stock were subject to issuance pursuant to outstanding Janus RSU Awards, (F) 747,652 shares of Janus Common Stock were subject to issuance pursuant to outstanding Janus PSU Awards (assuming satisfaction of any performance vesting conditions at maximum levels), and (G) 2,716,724 shares of Janus Common Stock were reserved for issuance pursuant to the Janus Employee Stock Purchase Plan, as amended. Section 4.1(c)(i) of the Janus Disclosure Schedule sets forth a true and complete list, as of the Janus Measurement Date, of all issued and outstanding restricted shares of Janus Common Stock, Janus Options, Janus RSU Awards, Janus PSU Awards and any other incentive equity awards issued by Janus, including with respect to each such award, as applicable, the Janus Equity Plan under which it was granted, the date of grant, vesting schedule, exercise price, expiration date and number of shares of Janus Common Stock subject thereto. Five Business Days prior to the Closing Date, Janus shall provide to Henderson a revised version of such information, updated as of such date. Except as would not result in material liability to Janus, each Janus Option has an exercise price at least equal to the fair market value of Janus Common Stock on a date no earlier than the date of the corporate action authorizing the grant, and no Janus Option has had its exercise date or grant date delayed or "back dated."

  (ii)
  All outstanding shares of capital stock of Janus are, and all shares of capital stock of Janus that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 4.1(c) and except for changes since the Janus Measurement Date resulting from the issuance of shares of Janus Common Stock pursuant to the exercise or vesting and settlement, as applicable, of Janus Options, Janus RSU Awards or Janus PSU Awards or as expressly permitted by Section 5.1(a)(ii), (A) there are not issued or outstanding (x) any shares of capital stock or other voting securities of Janus, (y) any securities of Janus or any of its subsidiaries convertible into or exchangeable or exercisable for, or based upon the value of, shares of capital stock or voting securities of Janus or (z) any warrants, calls, options or other rights to acquire from Janus or any of its subsidiaries (including any subsidiary trust), or obligations of Janus or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, capital stock or voting securities of Janus, and (B) there are no outstanding obligations of Janus or any of its subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

    (iii)
    There are no voting trusts or other agreements or understandings to which Janus or any of its subsidiaries is a party with respect to the voting of the capital stock or other equity interests of Janus or its subsidiaries. Neither Janus nor any of its subsidiaries has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect.

  (d)
  Subsidiaries.

  (i)
  The subsidiaries set forth on Section 4.1(d)(i) of the Janus Disclosure Schedule are the only Significant Subsidiaries of Janus. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus, all outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Janus, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

  (ii)
  There are no outstanding (A) securities of Janus or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of its subsidiaries, (B) warrants, calls, options or other rights to acquire from Janus or any of its subsidiaries, or any obligation of Janus or any of its subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any subsidiary of Janus or (C) obligations of Janus or any of its subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities of subsidiaries of Janus or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

  (e)
  SEC Documents; Financial Statements; Undisclosed Liabilities.

  (i)
  Janus and its subsidiaries have filed or furnished all required material registration statements, prospectuses, reports, schedules, forms, statements, certifications and other documents (including exhibits and all other information incorporated therein) with the SEC since January 1, 2015 (the Janus SEC Documents). As of their respective dates, the Janus SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the Securities Act), the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the Janus SEC Documents, and none of the Janus SEC Documents when filed and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any Janus SEC Document, and, to the knowledge of Janus, no Janus SEC Document is the subject of any outstanding SEC comment or outstanding SEC investigation.

    (ii)
    The consolidated financial statements (including all related notes and schedules) of Janus and its subsidiaries included in the Janus SEC Documents (the Janus Financial Statements) were prepared in all material respects in accordance with generally accepted accounting principles (GAAP) (except, in the case of unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Janus and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

    (iii)
    Except (A) as reflected or reserved against in Janus's unaudited balance sheet as of June 30, 2016 (or the notes thereto) as included in the Janus Filed SEC Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2016 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement and the Ancillary Agreements, neither Janus nor any of its subsidiaries has any material liabilities or material obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of Janus and its subsidiaries (or in the notes thereto).

    (iv)
    Janus maintains a system of "internal control over financial reporting" (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to, in all material respects, provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Janus's properties or assets. Since January 1, 2015, none of Janus or, to the knowledge of Janus, Janus's independent accountants, the Board of Directors of Janus or its audit committee has received any oral or written notification of any (i) "significant deficiency" in the internal controls over financial reporting of Janus, (ii) "material weakness" in the internal controls over financial reporting of Janus or (iii) fraud, whether or not material, that involves management or other employees of Janus who have a significant role in the internal controls over financial reporting of Janus.

    (v)
    The "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Janus are reasonably designed to, in all material respects, ensure that all information (both financial and non-financial) required to be disclosed by Janus in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Janus, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Janus to make the certifications required under the Exchange Act with respect to such reports.

    (vi)
    Neither Janus nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract

      (including any Contract or arrangement relating to any transaction or relationship between or among Janus and any of its subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Janus or any of its subsidiaries in Janus's or such subsidiary's published financial statements or other Janus SEC Documents.

  (f)
  Information Supplied.    None of the information supplied or to be supplied by Janus specifically for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, (ii) the Proxy Statement, at the date it is first mailed to Janus's stockholders or at the time of the Janus Stockholders Meeting, (iii) the Henderson Shareholder Circular and any Henderson UK Prospectus, at the time the Henderson Shareholder Circular is first mailed to the shareholders of Henderson, at the time such Henderson UK Prospectus is first published and at the time the Henderson shareholders vote on the resolutions set forth in the Henderson Shareholder Circular, or (iv) any announcement to any regulatory information service approved by the FCA or the ASX in connection with the Henderson Shareholder Circular or any Henderson UK Prospectus will, at such time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Janus with respect to statements made or incorporated by reference therein based on information supplied by Henderson or any other third party specifically for inclusion or incorporation by reference in the Proxy Statement.

  (g)
  Absence of Certain Changes or Events.    From December 31, 2015, through the date of this Agreement, other than with respect to the Transactions, (i) the businesses of Janus and its subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice, (ii) there have been no Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Janus, and (iii) Janus has not taken any action that, if taken during the period from the date of this Agreement through the Closing Date, would require the consent of Henderson under Section 5.1(a).

  (h)
  Compliance with Applicable Laws; Outstanding Orders.

  (i)
  Janus and its subsidiaries hold all permits, licenses, registrations, approvals and similar authorizations of all Governmental Entities that are required for the operation of the businesses of Janus and its subsidiaries (the Janus Permits) and such Janus Permits are in full force and effect, except where the failure to have any such Janus Permits or to maintain such Janus Permits in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Janus. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus, Janus and its subsidiaries are not, and since January 1, 2015 have not been in, and have not received written notice of, a violation or breach of, or default under, any Janus Permit.

  (ii)
  Janus, its subsidiaries and their operations are, and at all times since January 1, 2015 have been, in compliance with the terms of the Janus Permits and all applicable laws, statutes,

      orders, rules or regulations (collectively, Applicable Laws) applicable to Janus or any of its subsidiaries or their respective businesses, properties or assets, except where the failure to be in compliance with such Janus Permits or Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Janus. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus, since January 1, 2015, neither Janus nor any of its subsidiaries has received written notice from any Governmental Entity of any violation (or any investigation with respect thereto) of any Applicable Laws.

    (iii)
    Neither Janus nor any of its subsidiaries is subject to any outstanding order, injunction or decree issued by a Governmental Entity that, individually or in the aggregate, would reasonably be expected to (A) have a Material Adverse Effect on Janus, or (B) prevent or materially delay the consummation of any of the Transactions.

  (i)
  Broker-Dealer; Investment Adviser; Commodity Pool Operator.

  (i)
  The Broker-Dealer is and has been, since January 1, 2015: (A) duly registered as a broker-dealer under the Exchange Act and registered, licensed or qualified in all jurisdictions where such registration, licensing or qualification is so required by Applicable Law and (B) a member in good standing of FINRA and each other exchange or self-regulatory organization in which its membership is required by Applicable Law or any Contracts to which Janus or any of its subsidiaries (including the Broker-Dealer) are a party in order to conduct its business as now conducted, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus. Other than the Broker-Dealer, neither Janus nor any of its subsidiaries is required to be registered as a broker-dealer under the Exchange Act, except where the failure to be so registered would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus, since January 1, 2015, the Broker-Dealer has timely filed all required Form BDs and amendments to Form BD, and each Form BD or amendment to Form BD of the Broker-Dealer, as of the date of filing complied with Applicable Law at the time of filing.

  (ii)
  Section 4.1(i)(ii) of the Janus Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each subsidiary of Janus (each such subsidiary, a Janus Investment Adviser) that is required to be registered as an "investment adviser" under the Investment Advisers Act of 1940 (Investment Advisers Act). Each Janus Investment Adviser is, and at all times required by the Investment Advisers Act since January 1, 2015 has been, registered as an investment adviser under the Investment Advisers Act. No Janus Investment Adviser is ineligible or disqualified pursuant to Section 203 of the Investment Advisers Act to serve as a registered investment adviser. No Janus Investment Adviser that serves as an investment adviser to a Janus Public Fund is ineligible or disqualified pursuant to Sections 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser to a registered investment company. Each Janus Investment Adviser is duly registered, licensed or qualified as an investment adviser in each jurisdiction where the conduct of its business requires such registration, licensing or qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus, since January 1, 2015, each Janus Investment Adviser has timely filed all required Form ADVs and amendments to Form ADVs, and each Form ADV or amendment to Form ADV of the applicable Janus Investment Adviser, as of the date of filing, complied with Applicable Law at the time of filing.

    (iii)
    The Commodity Pool Operator is, and has been at all times since January 1, 2015, registered as a commodity pool operator and commodity trading advisor under the CEA and is a member of the NFA. No subsidiary of Janus except the Commodity Pool Operator is required to be registered as a "commodity pool operator" or "commodity trading advisor" under the CEA since January 1, 2015. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus, the Commodity Pool Operator is duly registered, licensed or qualified as a commodity pool operator or commodity trading advisor in each jurisdiction where the conduct of its business requires such registration and is in compliance with all Applicable Laws requiring any such registration, licensing or qualification, in each case. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus, (i) since January 1, 2015, the Commodity Pool Operator has complied with all reporting, recordkeeping and disclosure requirements of the CFTC and NFA applicable to a registered commodity pool operator and commodity trading advisor, (ii) without limiting the generality of the foregoing, the Commodity Pool Operator has timely filed all reports and documents required by the CEA and the rules of the NFA with the CFTC and NFA, as applicable, and each such report and document, as of the date of filing, complied with Applicable Law at the time of filing and (iii) since January 1, 2015, the Commodity Pool Operator has maintained all records required to be maintained pursuant to the CEA.

    (iv)
    Each director, officer, employee, supervised person and, associated person of Janus or any of its subsidiaries who is required to be registered, licensed, approved or qualified as a registered representative, approved person, principal (as defined under the CEA), associated person (as defined under the CEA), investment adviser representative, salesperson or equivalent with any Governmental Entity is duly and properly registered, licensed, approved or qualified and has been so registered, licensed, approved or qualified as such at all times while in the employ with Janus or such subsidiary, and such registration, license, approval or qualification is in full force and effect, except where such failure to be so registered, licensed, approved or qualified or for such registration, license, approval or qualification is in full force and effect would not, individually or in the aggregate, reasonably be expected to be material to Janus and its subsidiaries, taken as a whole.

    (v)
    Prior to the date hereof, Janus has made available to Henderson a complete and correct copy of each material no-action letter and exemptive order issued by the SEC, the Australian Securities & Investments Commission (ASIC), the Australian Prudential Regulation Authority (APRA) or FCA to Janus or any of its subsidiaries on which any of them relies in the conduct of its respective business as conducted on the date of this Agreement. Janus and each of its subsidiaries are in compliance with any such no-action letters and exemptive orders, except where such failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus.

    (vi)
    No disciplinary proceeding is pending or, to the knowledge of Janus, threatened against Janus or any of its subsidiaries nor, to the knowledge of Janus, any of their respective directors, officers, employees, registered representatives or "associated persons" (as defined in the Exchange Act) that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus and its subsidiaries, taken as a whole. None of FINRA, the SEC, ASIC, APRA, the FCA or any other Governmental Entity has commenced or, to the knowledge of Janus, threatened any Action to revoke, limit, suspend or qualify any membership, registration, license or qualification of Janus or any of its subsidiaries with such applicable Governmental Entity.

  (j)
  Janus Funds.

  (i)
  Each Janus Public Fund is, and at all times required under Applicable Laws since January 1, 2015 has been, duly registered with the SEC as an investment company under the Investment Company Act or is a portfolio or series of an investment company registered with the SEC as an investment company under the Investment Company Act. No Janus Private Fund is required to register as an investment company under the Investment Company Act.

  (ii)
  Each Janus Fund (excluding any portfolio or series of a Janus Public Fund) is duly organized, validly existing and, with respect to those jurisdictions that recognize the concept of "good standing," in good standing under the laws of the jurisdiction of its organization and has the requisite corporate, trust, company or partnership power and authority or similar power and authority, to own its properties and to carry on its business conducted as of the date of this Agreement, and is qualified to do business in each jurisdiction where it is required to be so qualified under Applicable Laws, except for such failures to be in good standing, to have such power and authority or to be so qualified that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Janus.

  (iii)
  Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Janus, (A) each Janus Fund is currently operating, and, since January 1, 2015 or, if later, since its inception, has been operated, in compliance with Applicable Laws and (B) as of the date hereof, there is no Action (as defined herein) pending against, or, to the knowledge of Janus, threatened against any Janus Fund or any of its affiliated persons (as defined in the Investment Company Act).

  (iv)
  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Janus, (A) each Janus Public Fund has, since January 1, 2015 or, if later, since its inception, filed all Janus Fund SEC Documents in compliance with Applicable Laws and (B) since January 1, 2015 or, if later, since such Janus Public Fund's inception, each Janus Fund SEC Document complied with Applicable Laws at the time they were filed.

  (k)
  Litigation.    There is no action, suit, investigation (which includes information gathering and the preparation of report by a skilled person for the purposes of section 166 of FSMA) or proceeding before any court or arbitrator or any Governmental Entity (each, an Action) pending against or, to the knowledge of Janus, threatened in writing against or affecting Janus or any of its subsidiaries or a Janus Fund except as, individually or in the aggregate, would not reasonably be expected to (A) have a Material Adverse Effect on Janus or (B) prevent or materially delay the consummation of any of the Transactions.

  (l)
  Benefit Plans.

  (i)
  Section 4.1(l)(i) of the Janus Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all material Janus Plans.

  (ii)
  Janus has made available to Henderson: (i) copies of all material documents setting forth the terms of each material Janus Plan, including all amendments thereto and all related trust documents (or, in the case of any such Janus Plan that is unwritten, descriptions thereof); (ii) the most recent annual report (Form Series 5500), if any, required under

      ERISA or the Code in connection with each material Janus Plan; (iii) the most recent actuarial reports (if applicable) for all Janus Plans; (iv) the most recent summary plan description, if any, required under ERISA with respect to each Janus Plan; (v) all material administrative service agreements and group insurance Contracts relating to each material Janus Plan; (vi) the most recent Internal Revenue Service (IRS) determination or opinion letter issued with respect to each Janus Plan intended to be qualified under Section 401(a) of the Code; and (vii) all filings within the past two years under the IRS' Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.

    (iii)
    None of Janus, its subsidiaries, or any of their respective ERISA Affiliates has any material liability with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA.

    (iv)
    Each Janus Plan intended to qualify under Section 401(a) of the Code is qualified and has received a determination letter from the IRS upon which it may rely regarding its qualified status under the Code and, to the knowledge of Janus, nothing has occurred, whether by action or by failure to act, that could cause the loss of such qualification or the imposition of any penalty or Tax liability.

    (v)
    No Action has been, since January 1, 2015, threatened, asserted, instituted or, to the knowledge of Janus, is anticipated against any of the Janus Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, or any of the assets of any trust of any of the Janus Plans or against Janus or any of its subsidiaries in respect of the Janus Plans.

    (vi)
    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus, since January 1, 2015, each Janus Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and Applicable Laws, including, without limitation, ERISA and the Code.

    (vii)
    No non-exempt "prohibited transaction," within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is reasonably expected to occur with respect to the Janus Plans.

    (viii)
    No Janus Plan provides post-retirement health and welfare benefits to any current or former employee of Janus or its subsidiaries, except as required under Section 4980B of the Code, Part 6 of Title I of ERISA or any other Applicable Laws.

    (ix)
    There are no loans by Janus or any of its subsidiaries to any of their respective employees, officers, directors or other service providers outstanding in violation of Section 402 of the Sarbanes-Oxley Act.

    (x)
    The consummation of the Merger alone, or in combination with any other event, will not (a) trigger or give rise to any liability under any Janus Plan (including any liability for special, lump sum, or accelerated funding, payments or contributions) or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee director or other individual service provider of Janus or its subsidiaries (whether current, former or retired) or their beneficiaries, (b) trigger (or could reasonably be expected to trigger) the commencement of any investigation by any competent Governmental Entity with authority in the relevant jurisdiction in relation to any Janus Plan or (c) trigger the winding up or termination of any Janus Plan. No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Merger, by any employee, director or other individual service provider of Janus or its subsidiaries under any Janus Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither Janus nor any of its subsidiaries has any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code.

    (xi)
    With respect to each Janus Plan that is mandated by a government other than the United States or subject to the Applicable Laws of a jurisdiction outside of the United States, the fair market value of the assets of each such Janus Plan that is funded, or the liability of each insurer for any such Janus Plan that is funded through insurance or the book reserve established for any such Janus Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Janus Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Janus Plan, and no Transaction shall cause such assets or insurance obligations to be less than such benefit obligations. Since January 1, 2015, each such Janus Plan has been maintained and operated in all material respects in accordance with the applicable plan document and all Applicable Laws and other requirements, and if intended to qualify for special Tax treatment, satisfies all requirements for such treatment.

  (m)
  ERISA Plan Asset Matters.    In the event that Janus or any of its subsidiaries provides services to, or transacts with, Clients or Janus Funds that are subject to Title I of ERISA or Section 4975 of the Code, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus: (i) Janus or such subsidiary (and any person acting on behalf of Janus or such subsidiary) is in compliance with the applicable requirements or prohibitions of ERISA and Section 4975 of the Code; and (ii) neither Janus nor such subsidiary nor any employee or "Affiliate" of such subsidiary (as defined in Part VI(d) of U.S. Department of Labor Prohibited Transaction Class Exemption 84-14, as amended) is disqualified, or would reasonably be expected to be disqualified, under Section 411 of ERISA.

  (n)
  Labor and Employment Matters.

  (i)
  Neither Janus nor any of its subsidiaries is a party to or bound by any collective bargaining agreement and there are no labor unions, works councils or other organizations recognized in relation to or representing, purporting to represent or attempting to represent any employee of Janus or any of its subsidiaries. Neither Janus nor its subsidiaries have experienced a "mass layoff" or "plant closing" (within the meaning of the Worker Adjustment and Retraining Notification Act) or incurred any liability under that or any similar Applicable Law during the past three (3) years.

  (ii)
  Any individual who performs services for Janus or any of its subsidiaries and who is not treated as an employee for federal income tax purposes by Janus or its subsidiaries is not an employee under Applicable Laws or for any purpose including, without limitation, for Tax withholding purposes or Janus Plan purposes. Janus and its subsidiaries have no liability by reason of an individual who performs or performed services for Janus or its subsidiaries in any capacity being improperly excluded from participating in a Janus Plan. If applicable, each employee of Janus and its subsidiaries has been properly classified as "exempt" or "non-exempt" under Applicable Laws.

  (o)
  Taxes.    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Janus:

  (i)
  (A) All Tax Returns required to be filed by Janus and its subsidiaries, have been timely filed, (B) all such Tax Returns are true, complete and correct in all respects, (C) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by Janus and its subsidiaries have been paid or appropriate reserves have been recorded in the Janus Financial Statements, and (D) all Taxes of Janus or its subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have, to the extent relevant or required, been properly reserved for in the Janus Financial Statements.

    (ii)
    No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Janus or any of its subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any person.

    (iii)
    (A) No audits or enquiries before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of Janus or any of its subsidiaries, as to which any Taxing Authority has asserted in writing any claim or proposed adjustment, and (B) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which Janus or any of its subsidiaries may be liable, which has not been fully paid or finally settled or for which Janus or the relevant subsidiary has not properly set aside or reserved for in its accounts for such purpose.

    (iv)
    Neither Janus nor any of its subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among Janus and its subsidiaries or an agreement entered into in the ordinary course of business which does not relate primarily to Taxes), (B) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of subsidiaries of Janus, or Janus and any of its subsidiaries), (C) has entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of foreign, state, or local Tax law) or any other binding agreement with a Taxing Authority that would have a material effect on the determination of Janus's or any of its subsidiaries' liability to Tax in a tax year ending after the Effective Time or (D) has any liability for the payment of Taxes of any person (other than Janus or any of its subsidiaries) as a successor or transferee.

    (v)
    None of the assets of Janus or any of its subsidiaries is subject to any Liens for Taxes (other than Liens for Taxes that are not yet due and payable or which are being contested in good faith and, in each case, for which Henderson or the relevant subsidiary has properly set aside or reserved for in its accounts).

    (vi)
    Neither Janus nor any of its subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time by reason of a change in accounting method or otherwise.

    (vii)
    Neither Janus nor any of its subsidiaries has engaged (i) in the case of U.S. jurisdictions, in any "listed transaction," as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b) (or any similar provision of U.S. state or local law), and (ii) in the case of non-U.S. jurisdictions, in any transaction the principal purpose of which was the avoidance of, or obtaining of an advantage in relation to, Taxes and which is required by law to be specifically disclosed to any Taxing Authority.

    (viii)
    Neither Janus nor any of its subsidiaries, has taken any action, or has knowledge of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

  (p)
  Voting Requirements.    The affirmative vote at the Janus Stockholders Meeting of the holders of a majority of all outstanding shares of Janus Common Stock entitled to vote thereon (the Janus Stockholder Approval) is necessary to adopt this Agreement. The Janus Stockholder Approval is the only vote of holders of any securities of Janus or its subsidiaries necessary to approve and consummate the Transactions.

  (q)
  Takeover Statutes and Charter Provisions.    Assuming that neither Henderson nor any of its "affiliates" or "associates" is, or at any time during the last three years has been, an "interested stockholder" of Janus, in each case as defined in Section 203 of the DGCL, the Board of Directors of Janus has taken all action necessary to render the restrictions on "business combinations" (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL inapplicable to this Agreement and the Transactions. As of the date of this Agreement, no "fair price," "moratorium," "control share acquisition" or other similar antitakeover statute or similar statute or regulation applies with respect to Janus or any of its subsidiaries in connection with this Agreement or any of the Transactions. As of the date of this Agreement, there is no stockholder rights plan, "poison pill" antitakeover plan or similar plan in effect to which Janus or any of its subsidiaries is subject, party or otherwise bound.

  (r)
  Intellectual Property.

  (i)
  Janus and its subsidiaries own, free and clear of all Liens (except Permitted Liens), or have the right to use pursuant to valid licenses, sublicenses, agreements, permissions or otherwise all Intellectual Property necessary for their operations, as currently conducted or as contemplated by them to be conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Janus. The conduct of Janus's and its subsidiaries' businesses, as currently conducted or contemplated by them to be conducted, does not infringe, misappropriate, dilute or otherwise violate any of the Intellectual Property rights of any third party, except for infringements, misappropriations, dilutions or other violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Janus. No claims are pending or, to the knowledge of Janus, threatened in writing adversely affecting Janus's or any of its subsidiaries' rights in or to the Janus Intellectual Property necessary for their operations, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Janus. To the knowledge of Janus, no third party has infringed upon, misappropriated, diluted, or otherwise violated any Intellectual Property rights of Janus or any of its subsidiaries, except for infringements, misappropriations, dilutions or other violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Janus.

  (ii)
  As used in this Agreement, Intellectual Property means, collectively, patents, trademarks, service marks, trade dress, logos, trade names, Internet domain names, designs, slogans and general intangibles of like nature, copyrights and all registrations, applications, reissuances, continuations, continuations-in-part, revisions, extensions, reexaminations and associated goodwill with respect to each of the foregoing, computer software (including source and object codes), rights in computer programs and computer databases and related data, technology, trade secrets, confidential business information (including confidential ideas, formulae, algorithms, models, methodologies, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, designs, plans, proposals and technical data, financial, marketing and business data and pricing and cost information) and other industrial and intellectual property rights (in whatever form or medium).

    (iii)
    Since January 1, 2015: (A) the Janus IT Systems have not been subject to any material systems failure, data loss or theft, unauthorized access, malware attack or other security breach or failure (each, a Cyber Security Incident), and (B) to the knowledge of Janus, no third party engaged by Janus or any of its subsidiaries incurred a Cyber Security Incident which compromised any data held on behalf of Janus or any of its subsidiaries, except in the case of (A) and (B) Cyber Security Incidents that, individually or in the aggregate, would not reasonably be expected to be material to Janus and its subsidiaries, taken as a whole.

  (s)
  Certain Contracts.    Except as set forth on Section 4.1(s) of the Janus Disclosure Schedule, and except for this Agreement and the Ancillary Agreements, as of the date of this Agreement, neither Janus nor any of its subsidiaries is a party to or bound by (i) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) any Contract relating to third party indebtedness for borrowed money in excess of $10,000,000 or any guarantee thereof, (iii) any non-competition agreement or any other agreement or obligation that, by its terms, limits in any material respect the manner in which, or the localities in which, any material portion of the businesses of Janus and its subsidiaries (including, for purposes of this Section 4.1(s), Henderson and its subsidiaries, assuming the Merger has been consummated), taken as a whole, is or can be conducted, or (iv) any material Contract granting "most favored" status that, following the Effective Time, would be applicable to Henderson (collectively, the Janus Material Contracts). Janus has delivered or made available to Henderson, prior to the date of this Agreement, true and complete copies of all the Janus Material Contracts that exist as of the date of this Agreement and have not been filed as exhibits to the Janus Filed SEC Documents. Each Janus Material Contract is valid and binding on Janus (or, to the extent a subsidiary of Janus is a party, such subsidiary) and is in full force and effect (subject to the Enforceability Exceptions), and Janus and each subsidiary of Janus have performed all obligations required to be performed by them to date under each Janus Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Janus. Neither Janus nor any of its subsidiaries has knowledge of, or has received written notice of, any material violation or material default under (nor, to the knowledge of Janus, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any Janus Material Contract. To the knowledge of Janus, no other party to any Janus Material Contract is in breach of or default under the terms of any Janus Material Contract where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Janus.

  (t)
  Foreign Corrupt Practices Act.    (i) Janus and its Affiliates, directors, officers and employees have complied with the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and any other applicable foreign or domestic anticorruption or anti-bribery laws (Anti-Bribery Law), (ii) Janus and its Affiliates have developed and implemented a compliance program which includes corporate policies and procedures designed to ensure compliance with Anti-Bribery Law, and (iii) neither Janus nor any of its Affiliates, nor to its knowledge, any of their respective directors, officers, employees, agents or other representatives acting on its behalf have directly or indirectly (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any unlawful fee, commission or other sum of money or item of value, however characterized, to any official, employee or representative of, or any other person acting in an official capacity for or on behalf of, any (1) governmental authority, including any entity owned or controlled thereby, (2) political party, party official or political candidate, or (3) public international organization (any such person, a Government Official), or (C) made, authorized, offered or promised to make any unlawful bribe, rebate, payoff, influence payment or kickback or taken or omitted any other action that would violate any Anti-Bribery Law.

  (u)
  Anti-Bribery; Anti-Money Laundering.    Neither Janus nor any of its subsidiaries, nor to its knowledge, any of their respective directors, officers, employees, agents or other representatives acting on its behalf is subject to any Action regarding any offense or alleged offense under any Anti-Bribery Law, any economic or financial sanctions administered by the Office of Foreign Assets Control of the US Treasury Department, the US State Department, any other agency of the US government, the United Nations, the European Union or any member state thereof (Economic Sanctions Law), or applicable US and non-US laws and regulations relating to money laundering, terrorist financing, or transactions involving the proceeds of illegal activities, including the US Bank Secrecy Act, USA PATRIOT Act, US Money Laundering Control Act and all related implementing regulations (Anti-Money Laundering Law) and, to the knowledge of Janus: (i) no such investigation, inquiry or proceeding has been threatened and (ii) there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

  (v)
  Opinion of Financial Advisor.    The Board of Directors of Janus has received the opinion of Loeb Spencer House Partners (the Janus Financial Advisor), to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, the Exchange Ratio is fair from a financial point of view to the holders of Janus Common Stock (other than Henderson and its Affiliates). An executed copy of such opinion will be made available to Henderson solely for informational purposes promptly after receipt thereof by the Board of Directors of Janus. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

  (w)
  Brokers.    Except for fees payable to the Janus Financial Advisor, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Janus.

        Section 4.2    Representations and Warranties of Henderson and Merger Sub

        Except as set forth in any Henderson Public Document filed (including all documents incorporated by reference therein) and publicly available at least one (1) Business Day prior to the date of this Agreement (the Henderson Filed Public Documents) since January 1, 2015 (excluding any disclosures in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature) or as disclosed in the disclosure schedule delivered by Henderson to Janus at or prior to the execution and delivery by Janus of this Agreement (the Henderson Disclosure Schedule) and making reference to the particular subsection of this Agreement to which exception is being taken (provided, that such disclosure shall be deemed to qualify that particular subsection and such other subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other subsections), Henderson and Merger Sub jointly and severally represent and warrant to Janus as follows:

  (a)
  Organization, Standing and Corporate Power. Each of Henderson, Merger Sub and the other subsidiaries of Henderson is a corporation or other legal entity duly organized or formed (as applicable), validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction in which it is organized or formed (as applicable) and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted, except, as to subsidiaries, for those jurisdictions where the failure to be so organized, existing or in good standing or to have such power and authority, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Henderson. Each of Henderson, Merger Sub and the other subsidiaries of Henderson is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Henderson. Henderson has delivered to or made available to Janus prior to the date of this Agreement true and complete copies of any amendments to its memorandum of association (the Henderson Memorandum of Association) and Articles of Association (the Henderson Articles) not filed as of the date of this Agreement with the Henderson Filed Public Documents. Merger Sub is a direct wholly-owned subsidiary of Henderson.

  (b)
  Corporate Authority; Non-contravention.

  (i)
  Henderson and Merger Sub have all requisite corporate power and authority to enter into this Agreement and, subject (in the case of Henderson) to the Henderson Shareholder Approvals and (in the case of Merger Sub) to the adoption of this Agreement by Merger Sub's sole shareholder (which adoption shall occur immediately after the execution and delivery of this Agreement), to consummate the Transactions. The execution and delivery of this Agreement by Henderson and Merger Sub and the consummation by Henderson and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Henderson and Merger Sub, subject (in the case of Henderson) to the Henderson Shareholder Approvals and (in the case of Merger Sub) to the adoption of this Agreement by Merger Sub's sole shareholder (which adoption shall occur immediately after the execution and delivery of this Agreement) and to the filing of the Certificate of Merger with the Secretary of State of the state of Delaware. The Board of Directors of Henderson (at a meeting duly called and held) has, by the unanimous vote of all directors of Henderson: (a) determined that entering this Agreement and consummating the Transactions, are advisable and fair to, and in the best interests of, Henderson and its shareholders; (b) authorized and approved the execution, delivery and performance of this Agreement and each Ancillary Agreement by Henderson and approved the Transactions; (c) recommended that the shareholders of Henderson vote in favor of the approval of the Transactions (the Henderson Board Recommendation); and (d) determined to include the Henderson Board Recommendation, together with the resolutions to effect such approval, in the Henderson Shareholder Circular, and such resolutions have not been rescinded, modified or withdrawn in any way prior to the date hereof. This Agreement and each Ancillary Agreement has been duly executed and delivered by Henderson and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement and each Ancillary Agreement by Janus and any other party thereto, constitutes the legal, valid and binding obligation of Henderson and Merger Sub, enforceable against Henderson and Merger Sub in accordance with its terms, except for the Enforceability Exceptions.

    (ii)
    The execution and delivery of this Agreement and each Ancillary Agreement by Henderson and Merger Sub do not, and the consummation of the Transactions, and compliance with the provisions of this Agreement shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, amendment or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Henderson or any of its subsidiaries, under: (A) the Henderson Memorandum of Association or the Henderson Articles or the comparable organizational documents of any of its subsidiaries, (B) any Contract to which Henderson or any of its subsidiaries is a party or by which Henderson, any of its subsidiaries or their respective properties or assets may be bound or (C) subject to the governmental filings and other matters referred to in Section 4.2(b)(iii), any Applicable Laws applicable to Henderson or any of its subsidiaries or their respective businesses, properties or assets, other than, in the case of clauses (B) and (C) any such conflicts, violations, defaults, rights, losses, restrictions or Liens that, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Henderson or (2) prevent or materially delay the consummation of any of the Transactions.

    (iii)
    No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Henderson, Merger Sub or any other subsidiaries of Henderson in connection with the execution and delivery of this Agreement or any Ancillary Agreement by Henderson or Merger Sub or the consummation by Henderson or Merger Sub of the Transactions, except for (A) compliance with any applicable requirements of the Antitrust Laws; (B) the filing with the SEC of (x) the Henderson US Prospectus, (y) the Registration Statement and (z) such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the Transactions; (C) the filing with, and the approval by, the FCA and the ASX of the Henderson Shareholder Circular and any Henderson UK Prospectus; (D) compliance with the rules and regulations of the London Stock Exchange, the ASX and the FCA; (E) the filing of the Certificate of Merger with the Secretary of State of the state of Delaware and appropriate documents with the relevant authorities of other states in which Henderson and Janus or their respective subsidiaries are qualified to do business; (F) such filings with and approvals of the Exchange to permit the Henderson Ordinary Shares that are to be issued in the Merger to be listed on the Exchange; (G) the obtaining by Henderson of pre-approval from the Monetary Authority of Singapore to entering into this agreement pursuant to section 97A of the Securities and Futures Act (Cap. 289); (H) the JFSC Approvals and Consents; and (I) such other consents, approvals, orders or authorizations the failure of which to be made or obtained, individually or in the aggregate, would not reasonably be expected to (1) have a Material Adverse Effect on Henderson or (2) prevent or materially delay the consummation of any of the Transactions.

  (c)
  Capital Structure.

  (i)
  The authorized share capital of Henderson consists of 2,194,910,776 Henderson Ordinary Shares of £0.125 each. At the close of business on September 27, 2016 (the Henderson Measurement Date), (A) 1,131,842,109 Henderson Ordinary Shares were issued and outstanding, (B) no Henderson Ordinary Shares were held by Henderson in its treasury, (C) 26,012,631 Henderson Ordinary Shares were Henderson Restricted Shares, (D) no Henderson Ordinary Shares were subject to issuance pursuant to outstanding Henderson Options and (E) no Henderson Ordinary Shares were subject to issuance pursuant to Henderson Restricted Stock Units. Section 4.2(c)(i) of the Henderson Disclosure

      Schedule sets forth a true and complete list, as of the Henderson Measurement Date, of each tranche of Henderson Options and any other equity awards issued by Henderson, including with respect to each such tranche and other award, as applicable, the date of grant, vesting schedule, exercise price, expiration date and the number of shares of Henderson Ordinary Shares subject thereto. Five Business Days prior to the Closing Date, Henderson shall provide Janus a revised version of such information, updated as of such date.

    (ii)
    The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share (Merger Sub Common Stock). At the close of business on the Henderson Measurement Date, 100 shares of Merger Sub Common Stock were issued and outstanding.

    (iii)
    Except as set forth in Section 4.2(c)(iii) of the Henderson Disclosure Schedule, all issued and outstanding shares of: (A) Henderson are, and all shares of Henderson that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid up and not subject to preemptive rights; and (B) Merger Sub are, and all shares of Merger Sub that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 4.2(c) and except for changes since the Henderson Measurement Date resulting from the issuance of Henderson Ordinary Shares pursuant to Henderson Options and awards of Henderson Restricted Shares and Henderson Restricted Stock Units, or as expressly permitted by Section 5.1(b)(ii), (A) there are not issued or outstanding (x) any shares or other voting securities of Henderson or Merger Sub, (y) any securities of Henderson, Merger Sub or any other subsidiaries of Henderson convertible into or exchangeable or exercisable for, or based upon the value of, shares or voting securities of Henderson or (z) any warrants, calls, options or other rights to acquire from Henderson, Merger Sub or any other subsidiaries of Henderson (including any subsidiary trust), or obligations of Henderson, Merger Sub or any other subsidiaries of Henderson to issue, any shares, capital stock, voting securities or securities convertible into or exchangeable or exercisable for, or based upon the value of, shares or voting securities of Henderson or Merger Sub, and (B) there are no outstanding obligations of Henderson, Merger Sub or any other subsidiaries of Henderson to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

    (iv)
    There are no voting trusts or other agreements or understandings to which Henderson, Merger Sub or any other subsidiaries of Henderson is a party with respect to the voting of shares, capital stock or other equity interests of Henderson, Merger Sub or other subsidiaries of Henderson. Except as set forth in Section 4.2(c)(iv) of the Henderson Disclosure Schedule, none of Henderson, Merger Sub or any other subsidiaries of Henderson has granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares or shares of capital stock (as applicable) that are in effect.

  (d)
  Subsidiaries.

  (i)
  The subsidiaries set forth on Section 4.2(d)(i) of the Henderson Disclosure Schedule are the only Significant Subsidiaries of Henderson. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Henderson, all outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Henderson, free and clear of any Liens and free of any other restriction, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests.

    (ii)
    There are no outstanding (A) securities of Henderson or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of its subsidiaries, (B) warrants, calls, options or other rights to acquire from Henderson or any of its subsidiaries, or any obligation of Henderson or any of its subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any subsidiary of Henderson, or (C) obligations of Henderson or any of its subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities of subsidiaries of Henderson or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

  (e)
  Henderson Public Documents; Financial Statements; Undisclosed Liabilities.

  (i)
  Henderson and its subsidiaries have filed or furnished as applicable, on a timely basis, all circulars, notices, prospectuses, resolutions, reports (including annual financial reports, half yearly financial reports and interim management statements) and other documents (including notifications to a RIS (as defined in the Listing Rules of the FCA)) required to be filed or furnished by it under the Listing Rules of the FCA and/or the prospectus rules made by the FCA under Part VI of the FSMA and/or the disclosure rules and transparency rules made by the FCA under Part VI of the FSMA and/or the Companies (Jersey) Law 1991 and the Companies (General Provisions) (Jersey) Order 2002 (such laws, rules and orders, the Disclosure and Transparency Rules) since January 1, 2015 (collectively, the Henderson Public Documents). As of their respective dates, the Henderson Public Documents complied in all material respects with the applicable requirements of the FCA and (if applicable) the JFSC and none of the Henderson Public Documents when published and at their respective effective times, if applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the FCA with respect to any Henderson Public Document, and, to the knowledge of Henderson, no Henderson Public Document is the subject of any outstanding FCA comment or outstanding FCA investigation.

  (ii)
  The consolidated financial statements (including all related notes and schedules) of Henderson and its subsidiaries included in the Henderson Public Documents (the Henderson Financial Statements) were prepared in all material respects in accordance with the International Financial Reporting Standards and IFRS Interpretations Committee interpretations as adopted by the European Union and the provisions of the Companies (Jersey) Law 1991 (IFRS) (except, in the case of unaudited statements, as permitted by Applicable Laws) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and give a true and fair view in all material respects of the consolidated financial position of Henderson and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material and to any other adjustments described therein, including the notes thereto).

    (iii)
    Except (A) as reflected or reserved against in Henderson's unaudited balance sheet as of June 30, 2016 (or the notes thereto) as included in the Henderson Filed Public Documents, (B) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2016 and (C) for liabilities and obligations incurred in connection with or contemplated by this Agreement and the Ancillary Agreements, neither Henderson nor any of its subsidiaries has any material liabilities or material obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by IFRS to be reflected on a consolidated balance sheet of Henderson and its subsidiaries (or in the notes thereto).

    (iv)
    Henderson maintains a system of internal control over financial reporting sufficient to, in all material respects, provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Henderson's properties or assets. Since January 1, 2015, none of Henderson or, to the knowledge of Henderson, Henderson's independent accountants, the Board of Directors of Henderson or its audit committee has received any oral or written notification of any material failure of its system of internal controls which enable it to comply with its obligations under the Listing Rules of the FCA, the Disclosure and Transparency Rules, and the corporate governance rules of the FCA.

    (v)
    The disclosure controls and procedures utilized by Henderson are reasonably designed to, in all material respects, ensure that all information (both financial and non-financial) required to be disclosed by Henderson in the Henderson Financial Statements is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the IFRS and that all such information required to be disclosed is accumulated and communicated to the management of Henderson, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Henderson to make the certifications required under the IFRS with respect to such reports.

    (vi)
    Neither Henderson nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Henderson and any of its subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any off-balance sheet arrangements), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Henderson or any of its subsidiaries in Henderson's or such subsidiary's published financial statements or other Henderson Public Documents.

  (f)
  Information Supplied. None of the information supplied or to be supplied by Henderson specifically for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, (ii) the Proxy Statement, at the date it is first mailed to Janus's stockholders or at the time of the Janus Stockholders Meeting, (iii) the Henderson Shareholder Circular and any Henderson UK Prospectus, at the time the Henderson Shareholder Circular is first mailed to the shareholders of Henderson at the time such Henderson UK Prospectus is first published and at the time the Henderson shareholders vote on the resolutions set forth in the Henderson Shareholder

    Circular, or (iv) any announcement to any regulatory information service approved by the FCA or the ASX in connection with the Henderson Shareholder Circular or any Henderson UK Prospectus will, at such time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement shall comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Henderson with respect to statements made or incorporated by reference therein based on information supplied by Janus or any other third party specifically for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement.

  (g)
  Absence of Certain Changes or Events.

  (i)
  From December 31, 2015, through the date of this Agreement, other than with respect to the Transactions, the businesses of Henderson and its subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice.

  (ii)
  Since December 31, 2015, there have been (1) no Effects that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Henderson and (2) Henderson has not taken any action that, if taken during the period from the date of this Agreement through the Closing Date, would require the consent of Janus under Section 5.1(b).

  (h)
  Compliance with Applicable Laws; Outstanding Orders.

  (i)
  Henderson and its subsidiaries hold all permits, licenses, registrations, approvals and similar authorizations of all Governmental Entities that are required for the operation of the businesses of Henderson and its subsidiaries (the Henderson Permits) and such Henderson Permits are in full force and effect, except where the failure to have any such Henderson Permits or to maintain such Henderson Permits in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Henderson. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Henderson, Henderson and its subsidiaries are not, and since January 1, 2015 have not been in, and have not received written notice of, a violation or breach of, or default under, any Henderson Permit.

  (ii)
  Henderson, Merger Sub and the other subsidiaries of Henderson and their operations are, and at all times since January 1, 2015 have been, in compliance with the terms of the Henderson Permits and all Applicable Laws applicable to Henderson, Merger Sub or any of the other subsidiaries of Henderson or their respective businesses, properties or assets, except where the failure to be in compliance with such Henderson Permits or Applicable Laws, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Henderson. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Henderson, since January 1, 2015, neither Henderson nor any of its subsidiaries has received written notice from any Governmental Entity of any violation (or any investigation with respect thereto) of any Applicable Laws.

  (iii)
  Neither Henderson nor any of its subsidiaries is subject to any outstanding order, injunction or decree issued by a Governmental Entity that, individually or in the aggregate, would reasonably be expected to (A) have a Material Adverse Effect on Henderson or (B) prevent or materially delay the consummation of any of the Transactions.

  (i)
  Henderson Regulated Subsidiaries.

  (i)
  Henderson Asset Manager is and has been, since January 1, 2015: (A) duly authorized and regulated by the FCA with all permissions necessary to conduct its business as now conducted (or as conducted at the relevant time) (B) duly licensed and regulated by the Securities & Exchange Board of India to the extent required to conduct its business as now conducted (or as conducted at the relevant time) (C) registered, licensed or qualified in all other jurisdictions where such registration, license or qualification is required by Applicable Law to the extent required to conduct its business as now conducted (or as conducted at the relevant time) and (D) a member in good standing of each exchange or self-regulatory organization in which its membership is required by Applicable Law or any Contracts to which Henderson or any of its subsidiaries are a party in order to conduct its business as now conducted (or as conducted at the relevant time), except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Henderson.

  (ii)
  Henderson Mutual Fund Manager and Henderson HF Manager is and has been, since January 1, 2015: (A) duly authorized and regulated by the FCA with all permissions necessary to conduct its business as now conducted (or as conducted at the relevant time) (B) duly registered with the SEC, under the CEA and as a member of the NFA to the extent required to conduct its business as now conducted (or as conducted at the relevant time) (C) registered, licensed or qualified in all other jurisdictions where such registration, license or qualification is required by Applicable Law to conduct its business as now conducted (or as conducted at the relevant time) and (D) a member in good standing of each exchange or self-regulatory organization in which its membership is required by Applicable Law or any Contracts to which Henderson or any of its subsidiaries are a party in order to conduct its business as now conducted (or as conducted at the relevant time), except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Henderson.

  (iii)
  Each subsidiary of Henderson set forth in Section 4.2(i)(iii) of the Henderson Disclosure Schedule is and has been, since January 1, 2015: (A) duly authorized and regulated by the FCA with all permissions necessary to conduct its business as now conducted (or as conducted at the relevant time), (B) registered, licensed or qualified to conduct its business as now conducted (or as conducted at the relevant time) in all jurisdictions where such registration, license or qualification is so required by Applicable Law and (C) a member in good standing of each exchange or self-regulatory organization in which its membership is required by Applicable Law or any Contracts to which Henderson or any of its subsidiaries are a party in order to conduct its business as now conducted (or as conducted at the relevant time), except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Henderson.

  (iv)
  Each director, officer, employee, supervised person and associated person of Henderson or any of its subsidiaries who is required to be registered, licensed, approved or qualified as a registered representative, approved person, principal (as defined under the CEA), associated person (as defined under the CEA), investment adviser representative, salesperson or equivalent with any Governmental Entity is duly and properly registered, licensed, approved or qualified and has been so registered, licensed, approved or qualified as such at all times while in the employ with Henderson or such subsidiary, and such registration, license, approval or qualification is in full force and effect, except where such failure to be so registered, licensed, approved or qualified or for such registration, license, approval or qualification is in full force and effect would not, individually or in the aggregate, reasonably be expected to be material to Henderson and its subsidiaries, taken as a whole.

    (v)
    Prior to the date hereof, Henderson has made available to Janus a complete and correct copy of each material no-action letter and exemptive order issued by the SEC, ASIC, APRA or FCA to Henderson or any of its subsidiaries on which any of them relies in the conduct of its respective business as conducted on the date of this Agreement. Henderson and each of its subsidiaries are in compliance with any such no-action letters and exemptive orders, except where such failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Henderson.

    (vi)
    No disciplinary proceeding is pending or, to the knowledge of Henderson, threatened against Henderson or any of its subsidiaries nor, to the knowledge of Henderson, any of their respective directors, officers, employees, registered representatives or "associated persons" (as defined in the Exchange Act and assuming for these purposes the applicability of the Exchange Act on Henderson and its subsidiaries) that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Henderson and its subsidiaries, taken as a whole. None of FINRA, the SEC, ASIC, APRA, the FCA or any other Governmental Entity has commenced or, to the knowledge of Henderson, threatened any Action to revoke, limit, suspend or qualify any membership, registration, license or qualification of Henderson or any of its subsidiaries with such applicable Governmental Entity.

  (j)
  Henderson Funds.

  (i)
  Each Henderson Public Fund is, and at all times required under Applicable Laws since January 1, 2015 has been, duly authorized, registered and licensed by the relevant regulator in its EU Member State of domicile as a UCITS.

  (ii)
  Each Henderson Fund is duly organized, validly existing and, with respect to those jurisdictions that recognize the concept of "good standing," in good standing under the laws of the jurisdiction of its organization and has the requisite corporate, trust, company or partnership power and authority or similar power and authority, to own its properties and to carry on its business conducted as of the date of this Agreement, and is qualified to do business in each jurisdiction where it is required to be so qualified under Applicable Laws, except for such failures to be in good standing, to have such power and authority or to be so qualified that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Henderson.

  (iii)
  Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Henderson, (A) each Henderson Fund is currently operating, and since January 1, 2015 or, if later, since its inception, has been operated, in compliance with Applicable Laws and (B) as of the date hereof, there is no Action pending against, or, to the knowledge of Henderson, threatened against any Henderson Fund.

  (iv)
  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Henderson, (A) each Henderson Public Fund has, since January 1, 2015 or, if later, since its inception, filed all Henderson Fund Public Documents in compliance with Applicable Laws and (B) since January 1, 2015 or, if later, since such Henderson Public Fund's inception, each Henderson Public Fund's Henderson Fund Public Documents complied with Applicable Laws at the time they were filed.

  (k)
  Litigation.    There is no Action pending against or, to the knowledge of Henderson, threatened in writing against or affecting Henderson, Merger Sub or any other subsidiaries of Henderson or a Henderson Fund before any court or arbitrator or any Governmental Entity except as, individually or in the aggregate, would not reasonably be expected to (A) have a Material Adverse Effect on Henderson or (B) prevent or materially delay the consummation of any of the Transactions.

  (l)
  Benefit Plans.

  (i)
  Section 4.2(l)(i) of the Henderson Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all material Henderson Plans.

  (ii)
  Henderson has made available to Janus: (i) copies of all material documents setting forth the terms of each material Henderson Plan, including all amendments thereto and all related trust documents (or, in the case of any such Henderson Plan that is unwritten, descriptions thereof); (ii) copies of the audited accounts of the material Henderson Pension Plans for the latest scheme year; (iii) (if applicable) the most recent actuarial valuations and actuarial reports or other funding assessments for all funded Henderson Plans and the most recent assessment of assets and liabilities attributable to all unfunded Henderson Plans; and (iv) all material administrative service agreements and group insurance Contracts relating to each material Henderson Plan.

  (iii)
  Save for the Henderson Pension Plans (each of which is specifically identified as such in Section 4.2(l)(i) of the Henderson Disclosure Schedule), none of Henderson or its subsidiaries has any material liability with respect to any provision of a pension, allowance or lump sum on retirement or death for the benefit of any current or former director, worker, officer or employee of Henderson or any of its subsidiaries or such person's dependents and no proposal has been made or announced to enter into or establish (or which could create any reasonable expectation of the entry into or establishment of), any agreement or arrangement for the payment by Henderson or any of its subsidiaries of the provision of such benefits or a contribution towards such a plan.

  (iv)
  Each Henderson Plan intended to be approved has at all times been approved. For these purposes, approved means that the Henderson Plan is in receipt of formal approval or qualification by and/or due registration with the appropriate taxation, social security, supervisory, fiscal and other applicable regulatory authorities in the relevant state or jurisdiction in order to obtain tax exemption (or partial tax exemption) on contributions, benefits and/or investments.

  (v)
  No Action has been, since January 1, 2015, threatened, asserted, instituted or, to the knowledge of Henderson, is anticipated against any of the Henderson Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, or any of the assets of any trust of any of the Henderson Plans, or against the Henderson or any of its subsidiaries in respect of the Henderson Plans.

  (vi)
  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Henderson, since January 1, 2015, each Henderson Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and Applicable Laws.

  (vii)
  No Henderson Plan provides post-retirement health and welfare benefits to any current or former employee of Henderson or its subsidiaries, except as required under Applicable Laws.

    (viii)
    There are no loans by Henderson or any of its subsidiaries to any of their respective employees, officers, directors or other service providers outstanding in violation of any Applicable Laws.

    (ix)
    The consummation of the Merger alone, or in combination with any other event, will not (a) trigger or give rise to any liability under any Henderson Plan (including any liability for special, lump sum, or accelerated funding, payments or contributions) or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee director or other individual service provider of Henderson or its subsidiaries (whether current, former or retired) or their beneficiaries, (b) trigger (or could reasonably be expected to trigger) the commencement of any investigation by any competent Governmental Entity with authority in the relevant jurisdiction in relation to any Henderson Plan or (c) trigger the winding up or termination of any Henderson Plan. No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Merger, by any employee, director or other individual service provider of Henderson or its subsidiaries under any Henderson Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code. Neither Henderson nor any of its subsidiaries has any indemnity obligation on or after the Effective Time for any Taxes imposed under Section 4999 or 409A of the Code.

    (x)
    With respect to each Henderson Plan, the fair market value of the assets of each such Henderson Plan that is funded, or the liability of each insurer for any such Henderson Plan that is funded through insurance or the book reserve established for any such Henderson Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Henderson Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Henderson Plan, and no Transaction shall cause such assets or insurance obligations to be less than such benefit obligations. Since January 1, 2015, each such Henderson Plan has been maintained and operated in all material respects in accordance with the applicable plan document and all Applicable Laws and other requirements, and if intended to qualify for special Tax treatment, satisfies all requirements for such treatment.

    (xi)
    No debt that remains outstanding has been triggered or has become due in relation to Henderson or any of its subsidiaries pursuant to section 75 or 75A of the Pensions Act 1995 and neither Henderson nor any of its subsidiaries has consented to, or acted or agreed to act as guarantor under any withdrawal or apportionment arrangement under the Occupational Pension Scheme (Employer Debt) Regulations 2005, or provided any guarantee in relation to liabilities under any registered pension scheme.

    (xii)
    Except for the Henderson Pension Plans (each of which is specifically identified as such in Section 4.2(l)(i) of the Henderson Disclosure Schedule), neither Henderson nor any connected or associated person participates or has participated in any pension scheme (including but not limited to the Henderson Pension Plans), or been a party to an act or failure to act, which is likely to give rise to the issuing by the UK Pensions Regulator of a contribution notice or financial support direction under the Pensions Act 2004.

  (m)
  Labor and Employment Matters.

  (i)
  Neither Henderson nor any of its subsidiaries is a party to or bound by any collective bargaining agreement and there are no labor unions, works councils or other organizations recognized in relation to or representing, purporting to represent or attempting to represent any employee of Henderson or any of its subsidiaries. Neither

      Henderson nor its subsidiaries have experienced a "mass layoff" or "plant closing" (within the meaning of the Worker Adjustment and Retraining Notification Act) or incurred any liability under that or any similar Applicable Law during the past three (3) years.

    (ii)
    Any individual who performs services for Henderson or any of its subsidiaries and who is not treated as an employee for applicable income tax purposes by Henderson or its subsidiaries is not an employee under Applicable Laws or for any purpose including, without limitation, for Tax withholding purposes or Henderson Plan purposes. Henderson and its subsidiaries have no liability by reason of an individual who performs or performed services for Henderson or its subsidiaries in any capacity being improperly excluded from participating in a Henderson Plan. If applicable, each employee of Henderson and its subsidiaries has been properly classified as "exempt" or "non-exempt" under Applicable Laws.

  (n)
  Taxes.    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Henderson:

  (i)
  (A) All Tax Returns required to be filed by Henderson and its subsidiaries, have been timely filed, (B) all such Tax Returns are true, complete and correct in all respects, (C) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) required to have been paid by Henderson and its subsidiaries have been paid or appropriate reserves have been recorded in the Henderson Financial Statements, and (D) all Taxes of Henderson or its subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have, to the extent relevant or required, been properly reserved for in the Henderson Financial Statements.

  (ii)
  No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Henderson or any of its subsidiaries has been filed or entered into with any Taxing Authority, and no power of attorney with respect to any such Taxes has been granted to any person.

  (iii)
  (A) No audits or enquiries before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of Henderson or any of its subsidiaries, as to which any Taxing Authority has asserted in writing any claim or proposed adjustment, and (B) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which Henderson or any of its subsidiaries may be liable, which has not been fully paid or finally settled or for which Henderson or the relevant subsidiary has not properly set aside or reserved for in its accounts for such purpose.

  (iv)
  Neither Henderson nor any of its subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among Henderson and its subsidiaries or an agreement entered into in the ordinary course of business which does not relate primarily to Taxes), (B) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of subsidiaries of the Henderson, or Henderson and any of its subsidiaries), (C) has entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of foreign, state, or local Tax law) or any other binding agreement with a Taxing Authority that would have a material effect on the determination of Henderson's or any of its subsidiaries' liability to Tax in a tax year ending after the Effective Time or (D) has any liability for the payment of Taxes of any person (other than Henderson or any of its subsidiaries) as a successor or transferee.

    (v)
    None of the assets of Henderson or any of its subsidiaries is subject to any Liens for Taxes (other than Liens for Taxes that are not yet due and payable or which are being contested in good faith and, in each case, for which Henderson or the relevant subsidiary has properly set aside or reserved for in its accounts.).

    (vi)
    Neither Henderson nor any of its subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time by reason of a change in accounting method or otherwise.

    (vii)
    Neither Henderson nor any of its subsidiaries has engaged (A) in the case of U.S. jurisdictions, in any "listed transaction," as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b) (or any similar provision of U.S. state or local law), and (B) in the case of non-U.S. jurisdictions, in any transaction the principal purpose of which was the avoidance of, or obtaining of an advantage in relation to, Taxes and which is required by law to be specifically disclosed to any Taxing Authority.

    (viii)
    Henderson is, and at all times since January 1, 2015 has been, organized as a public limited company under the laws of Jersey.

    (ix)
    Henderson is, and at all times since January 1, 2013 has been, Tax resident solely in the United Kingdom.

    (x)
    Securities issued by Henderson are not registered in a register kept in the United Kingdom by or on behalf of Henderson.

    (xi)
    Neither Henderson nor any of its subsidiaries, has taken any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

  (o)
  Voting Requirements.    The Henderson Shareholder Approvals and the Henderson Shareholder De-listing Approval are the only votes of holders of any securities of Henderson or its subsidiaries necessary to approve and consummate the Transactions.

  (p)
  Takeover Statutes and Charter Provisions.    As of the date of this Agreement, no "fair price," "moratorium," "control share acquisition" or other similar antitakeover statute or similar statute or regulation applies with respect to Henderson or any of its subsidiaries in connection with this Agreement or any of the Transactions. As of the date of this Agreement, there is no shareholder rights plan, "poison pill" antitakeover plan or similar plan in effect to which Henderson or any of its subsidiaries is subject, party or otherwise bound.

  (q)
  Intellectual Property.

  (i)
  Henderson and its subsidiaries own, free and clear of all Liens (except Permitted Liens), or have the right to use pursuant to valid licenses, sublicenses, agreements, permissions or otherwise all Intellectual Property necessary for their operations, as currently conducted or as contemplated by them to be conducted, except where the failure to own or have such rights, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Henderson. The conduct of Henderson's and its subsidiaries' businesses, as currently conducted or contemplated by them to be conducted, does not infringe, misappropriate, dilute or otherwise violate any of the Intellectual Property rights of any third party, except for infringements, misappropriations, dilutions or other violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Henderson. No claims are pending or, to the knowledge of Henderson, threatened in writing adversely affecting Henderson's or any of its subsidiaries' rights in or to the Intellectual Property necessary for their operations, except for claims that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Henderson. To the knowledge of Henderson, no third party has infringed upon, misappropriated, diluted, or otherwise violated any Intellectual Property rights of Henderson or any of its subsidiaries, except for infringements, misappropriations, dilutions or other violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Henderson.

    (ii)
    Since January 1, 2015: (A) the Henderson IT Systems have not been subject to any Cyber Security Incident, and (B) to the knowledge of Henderson, no third party engaged by Henderson or any of its subsidiaries incurred a Cyber Security Incident which compromised any data held on behalf of Henderson or any of its subsidiaries, except in the case of (A) and (B) Cyber Security Incidents that, individually or in the aggregate, would not reasonably be expected to be material to Henderson and its subsidiaries, taken as a whole.

  (r)
  Certain Contracts.    Except as set forth on Section 4.2(r) of the Henderson Disclosure Schedule, and except for this Agreement and the Ancillary Agreements, as of the date of this Agreement, neither Henderson nor any of its subsidiaries is a party to or bound by (i) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC and assuming for these purposes the applicability of Regulation S-K on Henderson and its subsidiaries), (ii) any Contract relating to third party indebtedness for borrowed money in excess of $10,000,000 or any guarantee thereof, (iii) any non-competition agreement or any other agreement or obligation that, by its terms, limits in any material respect the manner in which, or the localities in which, any material portion of the businesses of Henderson and its subsidiaries, taken as a whole, is or can be conducted, or (iv) any material Contract granting "most favored" status that, following the Effective Time, would be applicable to Janus (collectively, the Henderson Material Contracts). Henderson has delivered or made available to Janus, prior to the date of this Agreement, true and complete copies of all Henderson Material Contracts that exist as of the date of this Agreement and have not been filed as exhibits to the Henderson Filed Public Documents. Each Henderson Material Contract is valid and binding on Henderson (or, to the extent a subsidiary of Henderson is a party, such subsidiary) and is in full force and effect (subject to the Enforceability Exceptions), and Henderson and each subsidiary of Henderson have performed all obligations required to be performed by them to date under each Henderson Material Contract, except where such noncompliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Henderson. Neither Henderson nor any of its subsidiaries has knowledge of, or has received written notice of, any violation or default under (nor, to the knowledge of Henderson, does there exist any condition that with the passage of time or the giving of notice or both would result in such a violation or default under) any Henderson Material Contract. To the knowledge of Henderson, no other party to any Henderson Material Contract is in breach of or default under the terms of any Henderson Material Contract where such default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Henderson.

  (s)
  Foreign Corrupt Practices Act.    (i) Henderson and its Affiliates, directors, officers and employees have complied with all Anti-Bribery Laws, (ii) Henderson and its Affiliates have developed and implemented a compliance program which includes corporate policies and procedures designed to ensure compliance with Anti-Bribery Law, and (iii) neither Henderson nor any of its Affiliates, nor to its knowledge, any of their respective directors, officers, employees, agents or other representatives acting on its behalf have directly or indirectly (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) offered, promised, paid or delivered any unlawful fee, commission or other sum of money or item of value, however characterized, to any official, employee or representative of, or any other person acting in an official capacity for or on behalf of, any Government Official, or (C) made, authorized, offered or promised to make any unlawful bribe, rebate, payoff, influence payment or kickback or taken or omitted any other action that would violate any Anti-Bribery Law

  (t)
  Anti-Bribery; Anti-Money Laundering.    Neither Henderson nor any of its subsidiaries, nor to its knowledge any of their respective directors, officers, employees, agents or other representatives acting on its behalf is subject to any Action regarding any offense or alleged offense under any Anti-Bribery Law, any Economic Sanctions Law, or applicable US and non-US laws and regulations relating to money laundering, terrorist financing, or transactions involving the proceeds of illegal activities, including any Anti-Money Laundering Law and, to the knowledge of Henderson no such investigation, inquiry or proceeding has been threatened and there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

  (u)
  Brokers.    Except for fees payable to Merrill Lynch International and Centerview Partners UK LLP, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Henderson.

  (v)
  No Merger Sub Activity.    Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with this Agreement and the Transactions.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

        Section 5.1    Conduct of Business

  (a)
  Conduct of Business by Janus.    Except as set forth in Section 5.1(a) of the Janus Disclosure Schedule or as otherwise expressly contemplated by this Agreement or the Ancillary Agreements or as consented to by Henderson in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement, Janus shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice in all material respects and, to the extent consistent therewith, use reasonable best efforts to preserve intact their current business organizations, assets and properties, the services of their current officers and other key employees and relationships with customers and clients and their goodwill; provided that the foregoing is not intended to modify or impose any new or increased obligations with respect to the subject matter of the provisions of Section 5.1(e). Except as set forth in Section 5.1(a) of the Janus Disclosure Schedule or as otherwise expressly contemplated by this Agreement or the Ancillary Agreements or as consented to by Henderson in writing (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement, Janus shall not, and shall not permit any of its subsidiaries to:

  (i)
  (A) other than (1) dividends and distributions by a direct or indirect wholly-owned subsidiary of Janus to its parent or (2) Permitted Janus Dividends, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of Janus or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than the acquisition of shares from a holder of a Janus Equity Award under a Janus Equity Plan in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof or in connection with the forfeiture of any awards granted under a Janus Equity Plan);

    (ii)
    issue, deliver or sell, or pledge or otherwise encumber or subject to any Lien, any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than in connection with (A) any such action in connection with Janus Equity Awards under the Janus Equity Plans (whether outstanding as of the date of this Agreement or as may be granted during the period from the date of this Agreement to the Effective Time) or (B) the conversion of Janus's 0.75% Convertible Notes due 2018);

    (iii)
    other than in the ordinary course of business consistent with past practice, (A) amend, renew, terminate or waive any provision of any Janus Material Contract where such action would result in materially adverse changes to the terms thereof, or (B) enter into any new Contract that would be a Janus Material Contract if in effect on the date hereof;

    (iv)
    (A) merge or enter into a consolidation with, or otherwise acquire an interest of 50% or more of the outstanding equity interests in, any person or acquire a substantial portion of the assets or business of any person (or any division or line of business thereof) where aggregate consideration for all such transactions exceeds $25,000,000 or (B) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization with respect to Janus or any Significant Subsidiary of Janus, (C) otherwise acquire any assets of any third party (other than in connection with ordinary course seed financing activities, which this clause (C) shall not limit) where aggregate consideration for all such transactions exceeds $5,000,000, or (D) enter into any new line of business, except, in the case of clauses (A) and (C), (1) in the ordinary course of business consistent with past practice or (2) transactions involving only direct or indirect wholly-owned subsidiaries of Janus. Notwithstanding the foregoing, each of clauses (A), (B)  and (C) shall remain subject to the restrictions set forth in Section 6.6;

    (v)
    (A) transfer, sell, lease, sublease, license, sublicense, grant a non-assert with respect to or otherwise abandon or dispose of any material assets or material properties of Janus or any of its subsidiaries, or (B) mortgage or pledge any material assets or material properties of Janus or any of its subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (1) in the ordinary course of business consistent with past practice, (2) assets and properties associated with discontinued operations, or (3) in addition to transfers, sales, leases, subleases, licenses, sublicenses or other dispositions pursuant to clauses (1) and (2) , in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $5,000,000;

    (vi)
    create, incur or assume any indebtedness for borrowed money, issue any debt securities or any right to acquire debt securities or assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except (A) for indebtedness incurred in the ordinary course of business and consistent with past practice (including borrowings under Janus's current borrowing agreements and facilities or any refinancing, substitution or replacement thereof, in each case, on equivalent terms and up to an equivalent amount), (B) for any transactions solely involving Janus and/or direct or indirect wholly-owned subsidiaries, (C) as required by existing Contracts, (D) incremental indebtedness for borrowed money not to exceed $10,000,000 in the aggregate outstanding at any time incurred by Janus or any of its subsidiaries other than in accordance with clauses (A) through (C), and (E) guarantees and similar obligations by Janus of indebtedness for borrowed money of its subsidiaries, which indebtedness is incurred in compliance with this Section 5.1(a)(vi);

    (vii)
    without limiting Section 6.16, waive, release, assign, settle or compromise any pending or threatened (in writing) Action which is material to the business of Janus and its subsidiaries, taken as a whole;

    (viii)
    (A) make, change or revoke any Tax election, claim, surrender, disclaimer, notice or consent, or amend any Tax Return, in each case, other than to the extent required by Applicable Law, (B) settle or compromise Tax claims or liabilities in an amount in excess of $5,000,000 for all such Tax claims or liabilities during the period from the date of this Agreement through the Closing Date, (C) take any action which would reasonably be expected to cause Janus or any subsidiary of Janus to be treated as an "expatriated entity" within the meaning of Section 7874(a)(2) of the Code as a result of the Transactions or (D) change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes, other than to the extent required by Applicable Law or relevant accounting standards; provided, that with respect to each of clause (A) and clause (D) of this Section 5.1(a)(viii), any such elections or changes, as applicable, occurring during the period from the date of this Agreement through the Closing Date would reasonably be expected to have a Material Adverse Effect on Janus;

    (ix)
    except to the extent required by Applicable Law or by Contracts existing on the date of this Agreement, or in the ordinary course of business consistent with past practice (A) grant any equity or incentive awards or make any material increase in the salaries, bonuses or other compensation and benefits payable by Janus or any of its subsidiaries to any of the employees or directors of Janus or any of its subsidiaries, (B) accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any employees, directors or other service providers of Janus or its subsidiaries, (C) pay or agree to pay any amount, or adopt any Janus Plan or other arrangement, in the nature of a transaction bonus, change in control severance benefit or other similar amount or benefit that would be triggered in connection with, or as a result of, the consummation of the Merger, (D) hire any new employees unless such hiring is in the ordinary course of business consistent with past practice and relates to employees with an annual base salary not to exceed $350,000 or (E) except as part of the annual enrollment process or as required to ensure that any Janus Plan is not then out of compliance with Applicable Law, enter into or adopt, materially increase the benefits under, or renew, amend or terminate, any Janus Plan;

    (x)
    take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code;

    (xi)
    change any of its material financial accounting policies or procedures currently in effect, except (A) as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) as determined in consultation with Janus's outside auditor, or (B) as required by Applicable Law;

    (xii)
    enter into any Contract for capital expenditures requiring aggregate payments by Janus in excess of $5,000,000 over the life of the Contract;

    (xiii)
    write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business and consistent with past practice or (B) as may be consistent with Janus's financial accounting policies and procedures and GAAP as determined in consultation with Janus's outside auditor;

    (xiv)
    amend the Janus Certificate of Incorporation or Bylaws of Janus; or

    (xv)
    authorize, or commit or agree to take, any of the foregoing actions.

  (b)
  Conduct of Business by Henderson.    Except as set forth in Section 5.1(b) of the Henderson Disclosure Schedule or as otherwise expressly contemplated by this Agreement or the Ancillary Agreements or as consented to by Janus in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement, Henderson shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice in all material respects and, to the extent consistent therewith, use reasonable best efforts to preserve intact their current business organizations, assets and properties, the services of their current officers and other key employees and relationships with customers and clients and their goodwill. Except as set forth in Section 5.1(b) of the Henderson Disclosure Schedule or as otherwise expressly contemplated by this Agreement or the Ancillary Agreements or as consented to by Janus in writing (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement, Henderson shall not, and shall not permit any of its subsidiaries to:

  (i)
  (A) other than (1) dividends and distributions by a direct or indirect wholly-owned subsidiary of Henderson to its parent or (2) Permitted Henderson Dividends, declare, set aside or pay any dividends on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its shares or capital stock, (B) split, combine or reclassify any of its shares or capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares or shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares or shares of capital stock of Henderson or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than the acquisition of shares from a holder of a Henderson Equity Award under a Henderson Equity Plan in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof or in connection with the forfeiture of any awards granted under a Henderson Equity Plan);

  (ii)
  issue, deliver or sell, or pledge or otherwise encumber or subject to any Lien, any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than in connection with any such action in connection with Henderson Equity Awards under the Henderson Equity Plans (whether outstanding as of the date of this Agreement or as may be granted during the period from the date of this Agreement to the Effective Time));

    (iii)
    other than in the ordinary course of business consistent with past practice, (A) amend, renew, terminate or waive any provision of any Henderson Material Contract where such action would result in materially adverse changes to the terms thereof, or (B) enter into any new Contract that would be a Henderson Material Contract if in effect on the date hereof;

    (iv)
    (A) merge or enter into a consolidation with, or otherwise acquire an interest of 50% or more of the outstanding equity interests in, any person or acquire a substantial portion of the assets or business of any person (or any division or line of business thereof) where aggregate consideration for all such transactions exceeds $25,000,000 or (B) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or any other reorganization with respect to Henderson or any Significant Subsidiary of Henderson, (C) otherwise acquire any assets of any third party (other than in connection with ordinary course seed financing activities, which this clause (C) shall not limit) where aggregate consideration for all such transactions exceeds $5,000,000, or (D) enter into any new line of business, except, in the case of clauses (A) and (C), (1) in the ordinary course of business consistent with past practice or (2) transactions involving only direct or indirect wholly-owned subsidiaries of Henderson. Notwithstanding the foregoing, each of clauses (A), (B) and (C) shall remain subject to the restrictions set forth in Section 6.6;

    (v)
    (A) transfer, sell, lease, sublease, license, sublicense, grant a non-assert with respect to or otherwise abandon or dispose of any material assets or material properties of Henderson or any of its subsidiaries, or (B) mortgage or pledge any material assets or material properties of Henderson or any of its subsidiaries, or subject any such assets or properties to any other Lien (except Permitted Liens), other than, in the case of both clause (A) and clause (B), (1) in the ordinary course of business consistent with past practice, (2) assets and properties associated with discontinued operations or (3) in addition to transfers, sales, leases, subleases, licenses, sublicenses or other dispositions pursuant to clauses (1) and (2) , in one or more transactions with respect to which the aggregate consideration for all such transactions during the period from the date of this Agreement to the Closing Date does not exceed $5,000,000;

    (vi)
    create, incur or assume any indebtedness for borrowed money, issue any debt securities or any right to acquire debt securities or assume, guarantee, endorse or otherwise become liable or responsible (whether, directly, contingently or otherwise) for the indebtedness of another person, enter into any agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except (A) for indebtedness incurred in the ordinary course of business and consistent with past practice (including borrowings under Henderson's current borrowing agreements and facilities or any refinancing, substitution or replacement thereof, in each case, on equivalent terms and up to an equivalent amount), (B) for any transactions solely involving Henderson and/or direct or indirect wholly-owned subsidiaries, (C) as required by existing Contracts, (D) incremental indebtedness for borrowed money not to exceed $10,000,000 in the aggregate outstanding at any time incurred by Henderson or any of its subsidiaries other than in accordance with clauses (A) through (C), and (E) guarantees and similar obligations by Henderson of indebtedness for borrowed money of its subsidiaries, which indebtedness is incurred in compliance with this Section 5.1(b)(vi);

    (vii)
    without limiting Section 6.16, waive, release, assign, settle or compromise any pending or threatened (in writing) Action which is material to the business of Henderson and its subsidiaries, taken as a whole;

    (viii)
    (A) make, change or revoke any Tax election, claim, surrender, disclaimer, notice or consent, or amend any Tax Return, in each case, other than to the extent required by Applicable Law, (B) settle or compromise Tax claims or liabilities in an amount in excess of $5,000,000 for all such Tax claims or liabilities during the period from the date of this Agreement through the Closing Date, (C) take any action which would reasonably be expected to cause Janus or any subsidiary of Janus to be treated as an "expatriated entity" within the meaning of Section 7874(a)(2) of the Code as a result of the Transactions or (D) change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes, other than to the extent required by Applicable Law or relevant accounting standards; provided, that with respect to each of clause (A) and clause (D) of this Section 5.1(b)(viii), any such elections or changes, as applicable, occurring during the period from the date of this Agreement through the Closing Date would reasonably be expected to have a Material Adverse Effect on Henderson;

    (ix)
    except to the extent required by Applicable Law or by Contracts existing on the date of this Agreement, or in the ordinary course of business consistent with past practice (A) grant any equity or incentive awards or make any material increase in the salaries, bonuses or other compensation and benefits payable by Henderson or any of its subsidiaries to any of the employees or directors of Henderson or any of its subsidiaries, (B) accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any employees, directors or other service providers of Henderson or its subsidiaries, (C) pay or agree to pay any amount, or adopt any Henderson Plan or other arrangement, in the nature of a transaction bonus, change in control severance benefit or other similar amount or benefit that would be triggered in connection with, or as a result of, the consummation of the Merger, (D) hire any new employees unless such hiring is in the ordinary course of business consistent with past practice and relates to employees with an annual base salary not to exceed $350,000 or (E) except as part of the annual enrollment process or as required to ensure that any Henderson Plan is not then out of compliance with Applicable Law, enter into or adopt, materially increase the benefits under, or renew, amend or terminate, any Henderson Plan;

    (x)
    take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code;

    (xi)
    change any of its material financial accounting policies or procedures currently in effect, except (A) as required by IFRS, Regulation S-X of the Exchange Act, or a Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) as determined in consultation with Henderson's outside auditor or (B) as required by Applicable Law;

    (xii)
    enter into any Contract for capital expenditures requiring aggregate payments by Henderson in excess of $5,000,000 over the life of the Contract;

    (xiii)
    write up, write down or write off the book value of any of its assets, other than (A) in the ordinary course of business and consistent with past practice or (B) as may be consistent with Henderson's financial accounting policies and procedures and IFRS as determined in consultation with Henderson's outside auditor;

    (xiv)
    amend the Henderson Memorandum of Association or the Henderson Articles; or

    (xv)
    authorize, or commit or agree to take, any of the foregoing actions.

  (c)
  Other Actions.    Except as required by Applicable Law, during the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement, neither Janus nor Henderson shall, nor shall either permit any of its subsidiaries to, take any action that would, or that would reasonably be expected to, prevent or materially delay the satisfaction of any of the conditions to the Merger set forth in ARTICLE VII.

  (d)
  Financing Cooperation.    During the period from the date of this Agreement to the Effective Time, the parties hereto shall cooperate in good faith to implement any mutually agreed arrangements in connection with each party's indentures or other documents governing or relating to indebtedness with respect to any financing matters concerning Janus, Henderson and the Transactions.

  (e)
  Public Fund Advisory Agreement Consents; Public Fund Proxy Statements.

  (i)
  With respect to each Janus Public Fund, Janus shall, and shall cause its subsidiaries to, use reasonable best efforts to: (A) as promptly as practicable after the date of this Agreement, and to the extent required by Applicable Law or the terms of any Contract or any organizational document of such Janus Public Fund, (x) seek the approval of the board of trustees of such Janus Public Fund (including a majority of the trustees who are not parties to the applicable New IAA (as defined below) or not interested persons of any such party) (Public Fund Board Approval) of a new investment advisory agreement between such Janus Public Fund and the applicable subsidiary of Janus (a New IAA) in accordance with Section 15 of the Investment Company Act that (1) subject to the approval of each New IAA by the vote of a majority of the outstanding voting securities of the applicable Janus Public Fund (Public Fund Shareholder Approval), becomes effective as of the Closing Date and (2) contains terms substantially the same as the Janus Advisory Agreement in effect on the date of this Agreement (or, if amended after the date hereof as permitted by this Agreement, as in effect on the date of such amendment), and (y) request such Janus Public Fund's board of trustees recommend approval of such New IAA to the shareholders of such Janus Public Fund; (B) request the board of trustees of such Janus Public Fund call a meeting of the shareholders of such Janus Public Fund to approve the New IAA for such Janus Public Fund, such meeting to occur as soon as practicable, subject to the requirements of Applicable Law, following the date of this Agreement; and (C) in the event that the approval by the shareholders of a Janus Public Fund of a New IAA is not obtained prior to the Closing Date, seek Public Fund Board Approval of an "interim contract" (within the meaning of Rule 15a-4 under the Investment Company Act) between such Janus Public Fund and the applicable subsidiary of Janus that contains terms substantially the same as, and does not provide for compensation greater than the compensation provided under, the Janus Advisory Agreement in effect on the date of this Agreement (or, if amended after the date hereof as permitted by this Agreement, as in effect on the date of such amendment thereof) as required by Rule 15a-4 under the Investment Company Act.

  (ii)
  As promptly as reasonably practicable following the receipt of each Public Fund Board Approval described in Section 5.1(e)(i), Janus or one of its subsidiaries shall use reasonable best efforts to request the board of trustees of each Janus Public Fund to: (A) prepare and file proxy materials, including a proxy statement and any supplemental proxy solicitation materials as may be reasonably required to obtain shareholder approval, for a shareholder meeting of such Janus Public Fund for the purpose of voting on the approval of the New IAA for such Janus Public Fund (such proxy materials, a Public

      Fund Proxy Statement and such shareholder meeting, a Public Fund Shareholder Meeting); (B) in accordance with Applicable Law, cause a Public Fund Proxy Statement to be timely filed with the SEC and mailed to the shareholders of such Janus Public Funds as of the record date established by the Janus Public Fund's board of trustees for such Janus Public Fund Shareholder Meeting; and (C) duly call, convene and hold such Janus Public Fund's Public Fund Shareholder Meeting as promptly as reasonably practicable following the mailing of the Public Fund Proxy Statement. Janus shall use its reasonable best efforts to request the board of trustees of each Janus Public Fund to solicit from the shareholders of each Janus Public Fund proxies in favor of the approval of its New IAA (Public Fund Shareholder Approval), which efforts may include the use of supplementary materials. Each of Janus and Henderson shall have the right to review in advance and to approve (such approval not to be unreasonably withheld) all the information relating to it or its affiliates proposed to appear in (A) any proxy statement or any amendment or supplement thereto submitted to the SEC or such other applicable Governmental Entity in connection with the approvals contemplated by this Section 5.1(f) or (B) any other materials sent or made available to shareholders of any Janus Public Fund in connection with such approvals. In addition, Janus shall respond in a timely manner to any SEC comments to the proxy materials.

    (iii)
    Henderson shall cooperate with Janus and its subsidiaries in taking the actions and obtaining the approvals described in Section 5.1(e)(i) and Section 5.1(e)(ii), and shall furnish to Janus, its subsidiaries and respective Representatives (as defined herein) such information and assistance as Janus, its subsidiaries and their respective Representatives may reasonably request in connection with seeking the Public Fund Board Approval and the Public Fund Shareholder Approval for each Janus Public Fund, including making the directors, officers and employees of Henderson and its subsidiaries reasonably available for presentations to such Janus Public Fund's board of trustees and for assisting, at Janus's, its subsidiaries' or their respective Representatives' request, in the preparation of the proxy statements, any presentations or other materials, or any communications to be made to such Janus Public Fund's board of trustees in furtherance of taking the actions and obtaining the approvals described in Section 5.1(e)(i). Each party agrees that none of the information supplied by or on behalf of it in writing expressly for use in the proxy statement to be filed with the SEC in connection with obtaining the Public Fund Shareholder Approvals, as amended or supplemented by any amendment or supplement filed with the SEC, will, at the date it is first mailed to the shareholders of the Janus Public Funds or at the time of the shareholder meeting of the Janus Public Funds held to obtain the Public Fund Shareholder Approvals, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

    (iv)
    Henderson acknowledges that Janus is entering into this Agreement in reliance upon the benefits and protections provided by Section 15(f) of the Investment Company Act. Henderson shall not take, and shall cause its Affiliates not to take, any action that would have the effect, directly or indirectly, of causing the requirements of any of the provisions of Section 15(f) of the Investment Company Act not to be met in respect of the Transactions, and shall not fail to take, and, after the Closing, shall cause its Affiliates not to fail to take, any action if the failure to take such action would have the effect, directly or indirectly, of causing the requirements of any of the provisions of Section 15(f) of the Investment Company Act not to be met in respect of the Transactions. In that regard,

      Henderson shall conduct its business and shall cause each of its affiliates to conduct its business so as to assure that:

      (A)
      for a period of not less than three years after the Closing, at least 75% of the members of the boards of trustees of each Janus Public Fund are not (I) "interested persons" (within the meaning of Section 2(a)(19) of the Investment Company Act) of the investment adviser of such Janus Public Fund after the Closing or (II) "interested persons" (within the meaning of Section 2(a)(19) of the Investment Company Act) of the investment adviser of such Janus Public Fund immediately prior to the Closing; and

      (B)
      for a period of not less than two years after the Closing, there shall not be imposed on any Janus Public Fund an "unfair burden" (as set forth and described in Section 15(f) of the Investment Company Act) as a result of the Transactions, or any express or implied terms, conditions or understandings applicable thereto.

  (f)
  U.S. Public Fund Reorganizations.

  (i)
  Each party shall, and shall cause its subsidiaries to, use reasonable best efforts to, cooperate with each other to consummate the reorganization (each, a Fund Reorganization) of the U.S. mutual funds sponsored by Henderson or its subsidiaries with the Janus Public Funds (each, a Reorganized Fund), as agreed between Janus and Henderson, as of the Effective Time (including the preparation and filing of the necessary registration statement and/or prospectus or proxy statement (each, a Prospectus/Proxy Statement)). In furtherance thereof, each party shall, and shall cause its subsidiaries to, use reasonable best efforts to: (A) as promptly as practicable after the date of this Agreement, (1) seek the approval of the board of trustees of each Reorganized Fund (Fund Board Reorganization Approval) of the applicable Fund Reorganization and (2) to the extent that approval by shareholders of such Reorganized Fund is required, request the Reorganized Fund's board of trustees to recommend approval of the applicable Fund Reorganization to the shareholders of the applicable Reorganized Fund and (B) to the extent that approval by shareholders of such Reorganized Fund is required, request the board of trustees of each Reorganized Fund to call a meeting of the shareholders of applicable Reorganized Fund for the purpose of voting on the approval of the Fund Reorganization for such Reorganized Fund (such shareholder meeting, a Fund Reorganization Shareholder Meeting), such meeting to occur as soon as practicable, subject to the requirements of Applicable Law, following the date of this Agreement.

  (ii)
  As promptly as reasonably practicable following the receipt of each Fund Board Reorganization Approval in Section 5.1(f)(i), each party shall, and shall cause its subsidiaries to, use reasonable best efforts to, request the board of trustees of each Reorganized Fund to: (A) with respect to each Reorganized Fund that is an acquiring fund, prepare and file the Prospectus/Proxy Statement for such Fund Reorganization; (B) to the extent that approval by shareholders of such Reorganized Fund is required, in accordance with Applicable Law cause a Prospectus/Proxy Statement to be mailed to the shareholders of the applicable Reorganized Fund as of the record date established by the Reorganized Fund's board of trustees for such Fund Reorganization Shareholder Meeting; and (C) to the extent that approval by shareholders of such Reorganized Fund is required, duly call, convene and hold such Reorganized Fund's Fund Reorganization Shareholder Meeting as promptly as reasonably practicable following the mailing of the Prospectus/Proxy Statement. With respect to each Reorganized Fund for which approval by shareholders is required to implement a Fund Reorganization, each party shall use its reasonable best efforts to request the board of trustees of such Reorganized Fund to solicit from the shareholders of proxies in favor of the approval of its Fund Reorganization. Each of Janus and Henderson shall have the right to review in advance and to approve (such approval not to be unreasonably withheld) all the information relating to it or its affiliates proposed to appear in (A) any Prospectus/Proxy Statement or any other proxy statements or materials or any amendment or supplement thereto submitted to the SEC or such other applicable Governmental Entity in connection with the approvals contemplated by this Section 5.1(f) or (B) any other materials sent or made available to shareholders of any Reorganized Fund in connection with such approvals.

    (iii)
    Each party shall cooperate with the other party and its subsidiaries in taking the actions and obtaining the approvals described in Section 5.1(f) and shall furnish to each other, its subsidiaries and respective Representatives (as defined herein) such information and assistance as the other party, its subsidiaries and their respective Representatives may reasonably request in connection with seeking the approval described in this Section 5.1(f), including making directors, officers and employees of such party and its subsidiaries reasonably available for presentations to the Reorganized Fund's board of trustees and for assisting, at the other party's, its subsidiaries' or their respective Representatives' request, in the preparation of Prospectus/Proxy Statements or any other proxy statements or materials, any presentations or other materials, or any communications to be made to a Reorganized Fund's board of trustees or shareholders or otherwise in furtherance of taking the actions and obtaining the approvals described in Section 5.1(f). Each party agrees that none of the information supplied by or on behalf of it in writing expressly for use in (i) any registration statement to be filed with the SEC in connection with the Fund Reorganizations, as amended or supplemented by any amendment or supplement filed with the SEC, will, on its effective date, at the time of the applicable Fund Reorganization Shareholder Meeting and on the closing date of the applicable Fund Reorganization Shareholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and (ii) in any Prospectus/Proxy Statement or any other proxy statement or materials to be filed with the SEC in connection with obtaining the approvals described in Section 5.1(f) will, at the date it is first mailed to the shareholders of the Reorganized Funds and at the time of the shareholder meeting of the Reorganized Funds held to obtain the approval by the shareholders of the Reorganized Funds of the Fund Reorganizations, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 5.2    No Solicitation by Janus

  (a)
  Subject to the other provisions of this Agreement (including this Section 5.2), Janus shall not, shall not authorize or permit any of its controlled Affiliates or any of its or their officers, directors or employees to, and shall use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative (a Representative) retained by it or any of its controlled Affiliates not to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage (including by furnishing information in connection with any inquiry or proposal with respect to a Janus Alternative Transaction (as defined herein)), or knowingly take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Janus Alternative Transaction, (ii) engage or participate in any discussions or negotiations regarding any proposal the consummation of which would constitute a Janus Alternative Transaction, except to notify such person (or group of persons) as to the existence of the provisions of this Section 5.2, or (iii) resolve, propose or agree to do any of the foregoing. Notwithstanding the immediately preceding sentence, if, at any time prior to obtaining the Janus Stockholder Approval, the Board of Directors of Janus determines in good faith (after consultation with outside counsel and a financial advisor of US or UK nationally recognized reputation) that any such proposal that did not result from a material breach of this Section 5.2(a) constitutes or could reasonably be expected to result in a Janus Superior Proposal (as defined herein), subject to compliance with Section 5.2(c), Janus and its Representatives may (A) furnish information with respect to Janus and its subsidiaries to the person (or group of persons) making such proposal (and its Representatives and financing sources) (provided that all such information has previously been provided to Henderson or is promptly provided to Henderson prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing terms as to confidentiality (it being understood that such confidentiality agreement need not include any "standstill" or other similar terms that prohibit the counterparty thereto or any of its Affiliates or Representatives from making any proposal for a Janus Alternative Transaction, acquiring Janus or taking any other similar action, but shall not prohibit Janus from providing information to Henderson prior to or substantially concurrent with the time it is provided to such person, as provided above) that are generally no less restrictive to such person (or group of persons) than the terms of the confidentiality agreement, dated June 24, 2016, as amended, entered into between Janus and Henderson (the Confidentiality Agreement), and (B) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal (and its Representatives and financing sources).

    For purposes of this Agreement, Janus Alternative Transaction means any of (i) a transaction or series of transactions pursuant to which any person (or group of persons) other than Henderson or its subsidiaries (including Merger Sub) (such person (or group of persons), a Janus Third Party), acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 20% of the issued and outstanding shares of Janus Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Janus, whether from Janus or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or other transaction pursuant to which any Janus Third Party acquires or would acquire, directly or indirectly, assets or businesses of Janus or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Janus and its subsidiaries taken as a whole or (iii) any disposition of assets to a Janus Third Party representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Janus and its subsidiaries, taken as a whole.

  (b)
  Except as permitted by this Section 5.2(b), neither the Board of Directors of Janus nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in a manner adverse to Henderson, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Janus Alternative Transaction (any action in clause (i) or this clause (ii) being referred to as a Janus Recommendation Change) (provided, that nothing herein shall restrict or otherwise limit Janus from making accurate disclosure to its stockholders of factual information regarding the business, financial condition or results of operations of Janus or, so long as Janus provides Henderson with reasonable advance notice and a copy of the proposed disclosure, the fact that a proposal the consummation of which would constitute a Janus Alternative Transaction has been made, the identity of the party making such proposal or the material terms of such proposal (and such disclosure shall not be deemed to be a Janus

    Recommendation Change), so long as none of the disclosure through which such factual information is conveyed, individually or in the aggregate, is contrary to or materially inconsistent with, in any respects, the recommendation made by the Janus Board of Directors), or (iii) cause Janus or any of its controlled Affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Janus Alternative Transaction (other than a confidentiality agreement referred to in Section 5.2(a)). Notwithstanding the immediately preceding sentence, in the event that, prior to obtaining the Janus Stockholder Approval, the Board of Directors of Janus determines in good faith, after it has received a proposal that if consummated would be a Janus Superior Proposal (and after consultation with outside counsel and a financial advisor of US or UK nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of Janus may (subject to compliance with this and the following sentences in this Section 5.2(b)) effect a Janus Recommendation Change from and after the day that is after the fourth Business Day following Henderson's receipt of written notice from Janus advising Henderson that the Board of Directors of Janus has received a Janus Superior Proposal specifying the material terms and conditions of such Janus Superior Proposal, identifying the person making such Janus Superior Proposal and stating that it intends to make a Janus Recommendation Change; provided that in the event of a subsequent modification to the material terms and conditions of such Janus Superior Proposal, the Board of Directors of Janus may only effect a Janus Recommendation Change after the later of (x) the fourth Business Day following Henderson's receipt of the initial written notice advising Henderson of the Janus Superior Proposal and (y) the second Business Day following Henderson's receipt of written notice from Janus advising Henderson of the modification to such terms and conditions; and provided further that during such four or two Business Day notice period, as applicable, Janus engages (to the extent requested by Henderson) in good faith negotiations with Henderson to amend this Agreement in such a manner that the proposal to enter into a Janus Alternative Transaction no longer constitutes a Janus Superior Proposal. For purposes of this Agreement, a Janus Superior Proposal means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Janus Third Party to enter into a Janus Alternative Transaction (with all references to 20% in the definition of Janus Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a material breach of Section 5.2(a), (B) is on terms that the Board of Directors of Janus determines in good faith (after consultation with outside counsel and a financial advisor of US or UK nationally recognized reputation) to be superior, from a financial point of view, to Janus's stockholders than the Transactions, taking into account all terms and conditions of such proposal (including any changes to this Agreement that may be proposed by Henderson in response to such proposal to enter into a Janus Alternative Transaction), and (C) the conditions to the consummation of which are reasonably capable of being satisfied and is otherwise reasonably likely to be consummated, taking into account all financial, regulatory, legal and other aspects of such proposal. In addition, notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Janus Stockholder Approval, if the Board of Directors of Janus determines in good faith (after consultation with outside counsel and a financial advisor of US or UK nationally recognized reputation) that it is required to do so pursuant to its fiduciary duties under Applicable Law, the Board of Directors of Janus may effect a Janus Recommendation Change, but only at a time that is after the fourth Business Day following Henderson's receipt of written notice from Janus advising Henderson of all material information with respect to the basis for any such Janus Recommendation Change and stating that it intends to make a Janus Recommendation Change and providing its rationale therefor.

  (c)
  In addition to the obligations of Janus set forth in Section 5.2(a) and Section 5.2(b), Janus shall promptly, and in any event within 24 hours of receipt thereof, advise Henderson orally and in writing of any request for substantive information or of any proposal relating to a Janus Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal. Janus shall (i) keep Henderson reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis and (ii) provide to Henderson as soon as reasonably practicable after receipt or delivery thereof copies of all material substantive correspondence and other material written materials exchanged between Janus or its subsidiaries or any of their Representatives, on the one hand, and any person making such request or proposal, on the other hand, in each case that describes in any material respect any of the material terms or conditions of any such request or proposal.

  (d)
  Nothing contained in this Section 5.2 shall prohibit Janus or the Janus Board of Directors from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or from issuing a "stop, look and listen" statement or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or (ii) otherwise complying with Applicable Law; provided, however, that any disclosure or statement that constitutes or contains a Janus Recommendation Change shall be subject to the provisions of Section 5.2(b).

        Section 5.3    No Solicitation by Henderson

  (a)
  Subject to the other provisions of this Agreement (including this Section 5.3), Henderson shall not, shall not authorize or permit any of its controlled Affiliates or any of its or their officers, directors or employees to, and shall use its reasonable best efforts to cause any Representatives retained by it or any of its controlled Affiliates not to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage (including by furnishing information in connection with any inquiry or proposal with respect to a Henderson Alternative Transaction (as defined herein)), or knowingly take any other action designed to facilitate, any inquiries regarding, or the making of, any proposal the consummation of which would constitute a Henderson Alternative Transaction, (ii) engage or participate in any discussions or negotiations regarding any proposal the consummation of which would constitute a Henderson Alternative Transaction, except to notify such person (or group of persons) as to the existence of the provisions of this Section 5.3, or (iii) resolve, propose or agree to do any of the foregoing. Notwithstanding the immediately preceding sentence, if, at any time prior to obtaining the Henderson Shareholder Approvals, the Board of Directors of Henderson determines in good faith (after consultation with outside counsel and a financial advisor of US or UK nationally recognized reputation) that any such proposal that did not result from a material breach of this Section 5.3(a) constitutes or could reasonably be expected to result in a Henderson Superior Proposal (as defined herein), subject to compliance with Section 5.3(c), Henderson and its Representatives may (A) furnish information with respect to Henderson and its subsidiaries to the person (or group of persons) making such proposal (and its Representatives and financing sources) (provided that all such information has previously been provided to Janus or is promptly provided to Janus prior to or substantially concurrent with the time it is provided to such person) pursuant to a customary confidentiality agreement containing terms as to confidentiality (it being understood that such confidentiality agreement need not include any "standstill" or other similar terms that prohibit the counterparty thereto or any of its Affiliates or Representatives from making any proposal for a Janus Alternative Transaction, acquiring Janus or taking any other similar action, but shall not prohibit Henderson from providing information to Janus prior to or substantially concurrent with the time it is provided to such person, as provided above) that are generally no less restrictive to such person (or group of persons) than the terms of the Confidentiality Agreement and (B) participate in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal (and its Representatives and financing sources).

    For purposes of this Agreement, Henderson Alternative Transaction means any of (i) a transaction or series of transactions pursuant to which any person (or group of persons) other than Janus or its subsidiaries (such person (or group of persons), a Henderson Third Party), acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 20% of the issued and outstanding Henderson Ordinary Shares or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Henderson, whether from Henderson or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, consolidation, share exchange or other transaction pursuant to which any Henderson Third Party acquires or would acquire, directly or indirectly, assets or businesses of Henderson or any of its subsidiaries representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Henderson and its subsidiaries taken as a whole or (iii) any disposition of assets to a Henderson Third Party representing 20% or more of the revenues, net income or assets (in each case on a consolidated basis) of Henderson and its subsidiaries, taken as a whole.

  (b)
  Except as permitted by this Section 5.3(b), neither the Board of Directors of Henderson nor any committee thereof shall (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, or fail to make, in each case in a manner adverse to Janus, the approval or recommendation by such Board of Directors or such committee of the Henderson Share Issuance, the Henderson Name Change, the Henderson Amended Articles, the Henderson Shareholder De-listing Approval, the Henderson Shareholder Permitted Henderson Dividend Approval or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Henderson Alternative Transaction (any action in clause (i) or this clause (ii) being referred to as a Henderson Recommendation Change) (provided, that nothing herein shall restrict or otherwise limit Henderson from making accurate disclosure to its stockholders of factual information regarding the business, financial condition or results of operations of Henderson or, so long as Henderson provides Janus with reasonable advance notice and a copy of the proposed disclosure, the fact that a proposal the consummation of which would constitute a Henderson Alternative Transaction has been made, the identity of the party making such proposal or the material terms of such proposal (and such disclosure shall not be deemed to be a Henderson Recommendation Change), so long as none of the disclosure through which such factual information is conveyed, individually or in the aggregate, is contrary to or materially inconsistent with, in any respects, the recommendation made by the Henderson Board of Directors), or (iii) cause Henderson or any of its controlled Affiliates to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Henderson Alternative Transaction (other than a confidentiality agreement referred to in Section 5.3(a)). Notwithstanding the immediately preceding sentence, in the event that, prior to obtaining the Henderson Shareholder Approvals, the Board of Directors of Henderson determines in good faith, after it has received a proposal that if consummated would be a Henderson Superior Proposal (and after consultation with outside counsel and a financial advisor of US or UK nationally recognized reputation) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Board of Directors of Henderson may (subject to compliance with this and the following sentences in this Section 5.3(b)) effect a Henderson Recommendation Change from and after the day that is after the fourth Business Day following Janus's receipt of written notice from Henderson advising Janus that the Board of Directors of Henderson has received a Henderson Superior Proposal specifying the material terms and conditions of such Henderson Superior Proposal, identifying the person making such Henderson Superior Proposal and stating that it intends to make a Henderson Recommendation Change; provided that in the event of a subsequent modification to the material terms and conditions of such Henderson Superior Proposal, the Board of Directors of Henderson may only effect a Henderson Recommendation Change after the later of (x) the fourth Business Day following Janus's receipt of the initial written notice advising Janus of the Henderson Superior Proposal and (y) the second Business Day following Janus's receipt of written notice from Henderson advising Janus of the modification to such terms and conditions; and provided further that during such four or two Business Day notice period, as applicable, Henderson engages (to the extent requested by Janus) in good faith negotiations with Janus to amend this Agreement in such a manner that the proposal to enter into a Henderson Alternative Transaction no longer constitutes a Henderson Superior Proposal. For purposes of this Agreement, a Henderson Superior Proposal means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a Henderson Third Party to enter into a Henderson Alternative Transaction (with all references to 20% in the definition of Henderson Alternative Transaction being treated as references to 50% for these purposes) that (A) did not result from a material breach of Section 5.3(a), (B) is on terms that the Board of Directors of Henderson determines in good faith (after consultation with outside counsel and a financial advisor of US or UK nationally recognized reputation) to be superior, from a financial point of view, to Henderson's shareholders than the Transactions, taking into account all terms and conditions of such proposal (including any changes to this Agreement that may be proposed by Janus in response to such proposal to enter into a Henderson Alternative Transaction), and (C) the conditions to the consummation of which are reasonably capable of being satisfied and is otherwise reasonably likely to be consummated, taking into account all financial, regulatory, legal and other aspects of such proposal. In addition, notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Henderson Shareholder Approval, if the Board of Directors of Henderson determines in good faith (after consultation with outside counsel and a financial advisor of US or UK nationally recognized reputation) that it is required to do so pursuant to its fiduciary duties under Applicable Law, the Board of Directors of Henderson may effect a Henderson Recommendation Change, but only at a time that is after the fourth Business Day following Janus's receipt of written notice from Henderson advising Janus of all material information with respect to the basis for any such Henderson Recommendation Change and stating that it intends to make a Henderson Recommendation Change and providing its rationale therefor.

  (c)
  In addition to the obligations of Henderson set forth in Section 5.3(a) and Section 5.3(b), Henderson shall promptly, and in any event within 24 hours of receipt thereof, advise Janus orally and in writing of any request for substantive information or of any proposal relating to a Henderson Alternative Transaction, the material terms and conditions of such request or proposal (including any changes thereto) and the identity of the person making such request or proposal. Henderson shall (i) keep Janus reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis and (ii) provide to Janus as soon as reasonably practicable after receipt or delivery thereof copies of all material substantive correspondence and other material written materials exchanged between Henderson or its subsidiaries (including Merger Sub) or any of their Representatives, on the one hand, and any person making such request or proposal, on the other hand, in each case that describes in any material respect any of the material terms or conditions of any such request or proposal.

  (d)
  Nothing contained in this Section 5.3 shall prohibit Henderson or the Henderson Board of Directors from making any public announcement as referred to in Rule 2.3(d) of the City

    Code on Takeovers and Mergers; provided, however, that any disclosure or statement that constitutes or contains a Henderson Recommendation Change shall be subject to the provisions of Section 5.3(b).

  (e)
  The parties agree that if the UK Panel on Takeovers and Mergers determines that Section 5.3(b) requires Henderson to take or not to take action, whether as a direct obligation or as a condition to any other person's obligation (however expressed), that is not permitted by Rule 21.2 of the City Code on Takeovers and Mergers, that provision shall have no effect and shall be disregarded (it being agreed and understood that Henderson shall consult with Janus, to the extent reasonable practicable, in connection with any discussion with the UK Panel on Takeovers and Mergers relating to the foregoing). In the event that the UK Panel on Takeovers and Mergers makes a determination, the effect of which is that all or any portion of Section 5.3(b) has no effect or is otherwise disregarded, the parties agree that Section 5.2(b) shall be amended (without further action by the parties) to the same extent as Section 5.3(b).

ARTICLE VI
ADDITIONAL AGREEMENTS

        Section 6.1    Preparation of the Registration Statement and the Proxy Statement

  (a)
  As soon as reasonably practicable following the date of this Agreement: (i) Henderson shall prepare and cause to be filed with the SEC, the Registration Statement, which shall include the Proxy Statement and the Henderson US Prospectus; and (ii) Janus shall prepare the Proxy Statement. Each of Henderson and Janus shall: (A) cooperate and provide the other party and its counsel with a reasonable opportunity to review and comment on the Registration Statement or the Proxy Statement, prior to filing of the Registration Statement with the SEC; and (B) cause the Registration Statement and the Proxy Statement, as applicable, to comply as to form and substance in all material respects with the requirements of Applicable Laws.

  (b)
  Each of Henderson and Janus shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (the date of effectiveness being the Registration Statement Effective Date). Each party shall furnish all information concerning it and its subsidiaries to the other party, and provide such other assistance, as may be reasonably required in connection with the preparation, filing and distribution of the Registration Statement and the Proxy Statement. Henderson shall, as promptly as practicable after receipt thereof, provide Janus with copies of any written comments, responses or requests, and advise Janus of any oral comments, responses or requests, with respect to the Registration Statement received from the SEC. Henderson and Janus shall cooperate and provide the other party and its counsel with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement prior to filing such with the SEC, and with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement or the Registration Statement shall be made without the approval of both Henderson and Janus, which approval shall not be unreasonably withheld, conditioned or delayed; provided that this approval right shall not apply with respect to information relating to a Janus Recommendation Change.

  (c)
  Henderson shall advise Janus, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If, at any time prior to the Effective Time, any information relating to Janus,

    Henderson, or any of their respective Affiliates, officers or directors, should be discovered by Janus or Henderson that should be set forth in an amendment or supplement to the Registration Statement, so that any part of such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of Janus and shareholders of Henderson.

  (d)
  Janus shall use reasonable best efforts to cause the Proxy Statement to be mailed to Janus's stockholders as promptly as practicable after the Registration Statement Effective Date. Notwithstanding any other provision herein to the contrary, subject to the immediately following sentence, Janus shall not (unless any such information has already been made publicly available by Henderson) (i) publicly disclose any (A) forecasts relating to Henderson or the group consisting of Henderson, the Surviving Corporation and their respective subsidiaries or (B) financial information of Henderson relating to the 2016 fiscal year of Henderson or (ii) include any forecast or other financial information of Henderson relating to the 2016 fiscal year of Henderson in a Proxy Statement filed with the SEC prior to February 28, 2017 unless confidential treatment is afforded to such information, in each case, without the prior consent of Henderson (such consent not to be unreasonably withheld, conditioned or delayed taking into account market practice for disclosure in transactions of this type). In the event that any Governmental Entity requires public disclosure of any of the foregoing information or Janus is otherwise legally obligated to make such disclosure, the notice, consultation, cooperation and limited disclosure provisions set forth in Section 5.2 of the Confidentiality Agreement shall apply.

        Section 6.2    Henderson Shareholder Circular; Henderson UK Prospectus.

  (a)
  As soon as reasonably practicable following the date of this Agreement, Henderson shall prepare and cause to be filed with the FCA, the JFSC and the ASX for approval a draft copy of the Henderson Shareholder Circular. Henderson and Janus shall each cooperate and Henderson shall provide Janus and its counsel with a reasonable opportunity to review and comment on the Henderson Shareholder Circular prior to filing with the FCA, the JFSC and the ASX. Henderson shall cause the Henderson Shareholder Circular to comply as to form and substance in all material respects with the requirements of Applicable Laws.

  (b)
  Henderson shall, as promptly as practicable after receipt thereof, provide Janus with copies of any written comments, responses or requests, and advise the other party of any oral comments, responses or requests, with respect to the Henderson Shareholder Circular received from the FCA, the JFSC or the ASX. Each of Henderson and Janus shall use reasonable best efforts to obtain formal approval of the Henderson Shareholder Circular and any Henderson UK Prospectus concurrently with the Registration Statement Effective Date (the date of formal approval being the Henderson Shareholder UK/Jersey/Australia Document Approval Date). Henderson shall, as promptly as practicable after receipt thereof, provide Janus copies of any written comments, responses or requests, and advise Janus of any oral comments, responses or requests, with respect to the Henderson Shareholder Circular or any Henderson UK Prospectus received from the FCA, the JFSC and/or the ASX. Henderson and Janus shall cooperate and Henderson shall provide Janus and its counsel with a reasonable opportunity to the extent reasonably practical to review and comment on any amendments to the Henderson Shareholder Circular or any Henderson UK Prospectus prior to filing such with the FCA, the JFSC and the ASX, and with a copy of all such filings made with the FCA, the JFSC and the ASX. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Henderson Shareholder Circular, any Henderson UK Prospectus or the Registration Statement shall be made without the approval of both Henderson and Janus, which approval shall not be unreasonably withheld, conditioned or delayed; provided that this approval right shall not apply with respect to information relating to a Henderson Recommendation Change.

  (c)
  Henderson shall advise Janus, promptly after it receives notice thereof, of the time when each of the FCA, the JFSC and the ASX formally approves the Henderson Shareholder Circular and any Henderson UK Prospectus or any supplement or amendment has been filed, the issuance of any stop order, or any request by the FCA, the JFSC and/or the ASX for amendment of the Henderson Shareholder Circular or any Henderson UK Prospectus or comments thereon and responses thereto or requests by the FCA, the JFSC and/or the ASX for additional information. If at any time prior to the Effective Time any information relating to Janus, Henderson, or any of their respective Affiliates, officers or directors, should be discovered by Janus or Henderson that should be set forth in an amendment or supplement to the Henderson Shareholder Circular or any Henderson UK Prospectus, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the FCA, the JFSC and the ASX and, to the extent required by Applicable Law, disseminated to the shareholders of Henderson.

  (d)
  Henderson shall use reasonable best efforts to cause the Henderson Shareholder Circular to be mailed to the Henderson's shareholders, and any Henderson UK Prospectus to be published, in each case, in accordance with Applicable Laws and as promptly as practicable after the Henderson Shareholder UK/Jersey/Australia Document Approval Date.

        Section 6.3    Australian Securities Exchange Requirements.

        As soon as reasonably practicable following the date of this Agreement, if, following consultation with Janus, Henderson determines that it is required under the Australian Foreign Acquisitions and Takeovers Act 1975, Henderson shall prepare and cause to be filed with the Treasurer of the Commonwealth of Australia (through the Foreign Investment Review Board) an application to acquire such Australian entities as are controlled directly or indirectly by Janus, and Henderson and Janus shall each cooperate in respect of, and Henderson shall provide Janus and its counsel with a reasonable opportunity to review and comment on, any such application prior to filing with the Treasurer of the Commonwealth of Australia (through the Foreign Investment Review Board).

        Section 6.4    Janus Stockholders Meeting; Henderson Shareholders Meeting.

  (a)
  Janus shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act (subject to Section 6.4(c)), duly give notice of, convene and hold a meeting of its stockholders (the Janus Stockholders Meeting) in accordance with the DGCL for the purpose of obtaining the Janus Stockholder Approval and shall subject to the provisions of Section 5.2(b), through its Board of Directors, recommend to its stockholders the adoption of this Agreement. Janus may only postpone or adjourn the Janus Stockholders Meeting (i) if necessary to solicit additional proxies for the purpose of obtaining the Janus Stockholder Approval, (ii) for the absence of a quorum or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Janus has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Janus prior to the Janus Stockholders Meeting; provided, however, that Janus shall postpone or adjourn the Janus Stockholders Meeting once for up to thirty days upon the request of Henderson if necessary to solicit additional proxies for the purpose of obtaining the Janus Stockholder Approval.

  (b)
  Henderson shall, as promptly as practicable after obtaining formal approval of the Henderson Shareholder Circular (subject to Section 6.4(c)), duly give notice of, convene and hold a meeting of the shareholders of Henderson (the Henderson Shareholders Meeting) in accordance with the Companies (Jersey) Law 1991 and the Henderson Articles for the purpose of obtaining the Henderson Shareholder Approvals, the Henderson Shareholder De-listing Approval and the Henderson Shareholder Option Approval and shall, subject to the provisions of Section 5.3(b), through its Board of Directors, recommend to its shareholders that they vote in favor of the Henderson Shareholder Approvals, the Henderson Shareholder De-listing Approval and the Henderson Shareholder Option Approval. Henderson may only propose the postponement or adjournment of the Henderson Shareholders Meeting (i) if necessary to solicit additional proxies for the purpose of obtaining the Henderson Shareholder Approvals, the Henderson Shareholder De-listing Approval and the Henderson Shareholder Option Approval, (ii) for the absence of a quorum or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Henderson has determined after consultation with outside legal counsel is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of Henderson prior to the Henderson Shareholders Meeting; provided, however, that Henderson shall propose the postponement or adjournment of the Henderson Shareholders Meeting once for up to thirty days upon the request of Janus if necessary to solicit additional proxies for the purpose of obtaining the Henderson Shareholder Approvals, the Henderson Shareholder De-listing Approval or the Henderson Shareholder Option Approval.

  (c)
  Janus and Henderson shall use reasonable best efforts to hold the Janus Stockholders Meeting and the Henderson Shareholders Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

  (d)
  The only matters to be voted upon at each of the Janus Stockholders Meeting and the Henderson Shareholders Meeting are (i) in the case of Janus, the Janus Stockholder Approval, (ii) in the case of Henderson, the Henderson Shareholder Approvals, the Henderson Shareholder De-listing Approval and the Henderson Shareholder Option Approval, (iii) any adjournment or postponement of the Janus Stockholders Meeting or the Henderson Shareholders Meeting, as applicable, and (iv) any other matters as are required by Applicable Law or as agreed between the parties.

        Section 6.5    Access to Information; Confidentiality

        Subject to the Confidentiality Agreement and subject to Applicable Law, upon reasonable notice, each of Janus and Henderson shall, and shall cause each of its respective subsidiaries to, afford to the other party and to the officers, employees and Representatives of such other party, reasonable access, during normal business hours during the period from the date of this Agreement to the Effective Time, to all their respective properties, books, Contracts, commitments, personnel and records (provided that such access shall not unreasonably interfere with the business or operations of such party), and during such period, each of Janus and Henderson shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party all information concerning its business, properties and personnel as such other party may reasonably request (including in respect of developments in relation to key employees and material financial developments); provided, however, that the foregoing shall not require Janus and Henderson to disclose any information pursuant to this Section 6.5 to the extent that (i) in the reasonable good faith judgment of such party, any Applicable Law requires such party or its subsidiaries to restrict or prohibit access to any such information, (ii) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further, that with respect to clauses (i) through (iii) of this Section 6.5, Janus or Henderson, as applicable, shall use its commercially reasonable efforts to (1) obtain the required consent of any third party necessary to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Janus or Henderson and (3) in the case of clauses (i) through (iii), utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege. No review pursuant to this Section 6.5 shall affect any representation or warranty given by the other party hereto. Each of Janus and Henderson shall hold, and shall cause its respective Affiliates, officers, employees and Representatives to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement.

        Section 6.6    Reasonable Best Efforts

  (a)
  Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as soon as possible following the date hereof, the Transactions, including using reasonable best efforts in (i) the obtaining of all waivers, consents and approvals from Governmental Entities, including under the Antitrust Laws, prior to the Effective Time, (ii) the obtaining of all consents, registrations, approvals, permits, authorizations and waivers necessary to be obtained from, or renewed with third parties, (iii) the execution and delivery of any additional customary instruments necessary to consummate the Transactions and (iv) unless there has been a Janus Recommendation Change made in compliance with Section 5.2(b) (in the case of Janus's obligation to use its reasonable best efforts) or a Henderson Recommendation Change made in compliance with Section 5.3(b) (in the case of Henderson's obligation to use its reasonable its best efforts), obtaining the Janus Stockholder Approval and the Henderson Shareholder Approvals, the Henderson Shareholder De-listing Approval and the Henderson Shareholder Option Approval.

  (b)
  In furtherance and not in limitation of the foregoing, each party hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, (ii) make appropriate filings, if any are required, pursuant to other Antitrust Laws as promptly as practicable, (iii) to the extent required by Applicable Law or pursuant to a Janus Advisory Agreement, inform each Client (other than any Janus Public Fund) in writing of the Transactions by sending such Client a notice thereof, in form and substance reasonably satisfactory to Henderson, and use reasonable best efforts to seek such Client's consent to the "assignment" (as defined in the Investment Advisers Act) of its applicable Janus Advisory Agreement (and for the avoidance of doubt, unless affirmative consent is required by the applicable Janus Advisory Agreement, such consent may take the form of implied or negative consent), (iv) prepare, and cause their respective subsidiaries and representatives to prepare, and, as promptly as practicable following the date of this Agreement, submit or cause to be submitted to the FCA, each required FSMA Section 178 Notification with respect to the Transactions, (v) in the case of Janus, prepare and, as promptly as practicable following the date of this Agreement, submit or cause to be submitted to FINRA for each subsidiary of Janus that is a Broker-Dealer, a substantially complete Continuing Membership Application for approval of a change in control or ownership pursuant to FINRA (NASD) Rule 1017(a)(4) satisfying the standards of FINRA (NASD) Rule 1014, (vi) make such filings with Governmental Entities identified in Section 4.1(b)(iii) of the Janus Disclosure Schedule and Section 4.2(b)(iii) of the Henderson Disclosure Schedule required to be made by such party or its subsidiaries and (vii) make all other necessary filings with other Governmental Entities relating to the Merger.

  (c)
  Subject to Applicable Law, the parties shall consult with and reasonably cooperate with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party, hereto in connection with proceedings under or relating to any Antitrust Law prior to their submission. Subject to Applicable Law, each of the parties shall (i) promptly notify the other party of any written communication, inquiry or investigation received by that party from, or given by it to, any Governmental Entity related to the Transactions and, subject to Applicable Law, permit the other party to review in advance any such communication to any such Governmental Entity and consider the other party's reasonable comments in good faith, (ii) not agree to participate in any meeting or discussion with any such Governmental Entity regarding this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate therein and (iii) promptly furnish the other party with copies of all written correspondence, filings and communications between them and their subsidiaries and their respective officers, directors, employees and Representatives, on one hand, and any such Governmental Entity or its respective staff on the other hand, with respect to this Agreement and the Transactions in order for such other party to meaningfully consult and participate in accordance with the preceding clauses (i) and (ii), provided that materials furnished pursuant to this Section 6.6(c) may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

        Section 6.7    Indemnification, Exculpation and Insurance

  (a)
  From and after the Effective Time, Henderson shall indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Janus or any of its subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Janus or any of its subsidiaries as a director or officer of another person (the Indemnified Parties), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions)), arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of Janus or any of its subsidiaries or is or was serving at the request of Janus or any of its subsidiaries as a director or officer of another person or in respect of any acts or omissions in their capacities as such directors of officers occurring prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the same extent as such Indemnified Parties are indemnified as of the date of this Agreement by Janus pursuant to the Janus Certificate of Incorporation, the Bylaws of Janus or the governing or organizational documents of any subsidiary of Janus and any indemnification agreements in existence as of the date of this Agreement. In the event of any such claim, action, suit or proceeding, (i) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or Henderson to the same extent as such Indemnified Parties are entitled to advance of expenses as of the date of this Agreement by Janus pursuant to the Janus Certificate of Incorporation, the Bylaws of Janus or the governing or organizational documents of any subsidiary of Janus; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, the Janus Certificate of Incorporation or the Bylaws of Janus, and any indemnification agreements in existence as of the date of this Agreement, to repay such advances if it is ultimately determined that such person is not entitled to indemnification and (ii) Henderson shall, and shall cause its subsidiaries to, cooperate in the defense of any such matter. In the event that Henderson or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Henderson and/or the Surviving Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns of Henderson and/or the Surviving Corporation, as applicable, assume the obligations set forth in this Section 6.7.

  (b)
  For a period of six years from and after the Effective Time, Henderson shall either cause to be maintained in effect the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by Janus or any of their subsidiaries or provide substitute polices for of not less than the existing coverage and have other terms not less favorable to the insured persons with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall Henderson or the Surviving Corporation be required to pay with respect to such insurance policies (or substitute insurance policies) of Janus in respect of any one policy year more than 300% of the annual premium payable by Janus for such insurance for the prior twelve months (the Maximum Amount), and if Henderson or the Surviving Corporation is unable to obtain the insurance required by this Section 6.7(b) it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period; provided that in lieu of the foregoing, Janus may obtain at or prior to the Effective Time a six-year "tail" policy under Janus's existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the Maximum Amount.

  (c)
  The provisions of this Section 6.7 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

        Section 6.8    Fees and Expenses

        Except as set forth in Section 8.2, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of Janus and Henderson shall bear and pay one-half of the costs and expenses (other than the fees and expenses of each party's attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by the parties hereto in connection with (i) the filing, printing and mailing of the Registration Statement and the Proxy Statement (including SEC filing fees), (ii) the filing, printing and mailing of the Henderson Shareholder Circular and any Henderson UK Prospectus (including FCA and ASX filing fees), (iii) the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees), (iv) obtaining the consents contemplated by Section 5.1(e) (including the cost and expenses of the proxy solicitation of Janus Public Funds filing, printing and mailing of materials required to be distributed to shareholders, and legal counsel) and (v) the matters contemplated by Section 5.1(d) (including any commitment fees, consent fees or other similar fees).

        Section 6.9    Public Announcements

        Janus and Henderson shall, and shall cause their subsidiaries to, consult with each other before issuing any press release or making any public statement with respect to this Agreement or the Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, (a) any such press release or public statement that is required by Applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation if the party making the release or statement has used its reasonable best efforts to consult with the other party, (b) the first sentence of this Section 6.9 shall not apply with respect to a Janus Recommendation Change (or any responses thereto) or a Henderson Recommendation Change (or any responses thereto), or the proviso in Section 5.2(b)(ii) or Section 5.3(b)(ii) (or any response to a statement made pursuant to Section 5.2(b)(ii) or Section 5.3(b)(ii)), (c) the first sentence of this Section 6.9 shall not apply to any disclosure of information concerning this Agreement in connection with any dispute between the parties regarding this Agreement, (d) the first sentence of this Section 6.9 shall not apply in respect of any such content that has been previously consented to by the other party, or otherwise exempted from this Section 6.9, to the extent replicated in whole or in part in any subsequent press release or other announcement, (e) the first sentence of this Section 6.9 shall not apply to any public statement regarding the Transactions in response to questions from the press, analysts, investors or those attending industry conferences, so long as such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 6.9 and do not reveal material nonpublic information regarding this Agreement or the Transactions and (f) for the avoidance of doubt, this Section 6.9 shall not apply to communications with employees and clients.

        Section 6.10    Exchange Listing

        Henderson shall cause the Henderson Ordinary Shares issuable under ARTICLE III to be approved for listing on the Exchange, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Closing Date.

        Section 6.11    Delisting

  (a)
  Janus shall take, or cause to be taken, all actions necessary to delist the Janus Common Stock from the Exchange and terminate its registration under the Exchange Act effective as of immediately following the Effective Time.

  (b)
  Subject to the Henderson Shareholder De-listing Approval, Henderson shall take, or cause to be taken, all actions necessary to cause the listing of the Henderson Ordinary Shares on the premium segment of the Official List of the FCA and admission to trading of the Henderson Ordinary Shares on the London Stock Exchange's main market for listed securities to be cancelled, effective as of immediately following the Effective Time.

        Section 6.12    Takeover Statutes

        If any antitakeover or similar statute or regulation is or may become applicable to the Transactions, each of the parties hereto and its respective Board of Directors shall (i) grant such approvals and take all such actions as are legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and (ii) otherwise act to eliminate or minimize the effects of any such statute or regulation on the Transactions.

        Section 6.13    Conveyance Taxes

        Janus and Henderson shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar Taxes which become payable in connection with the Transactions that are required or permitted to be filed on or before the Effective Time.

        Section 6.14    Employee Benefits

  (a)
  During the one year period commencing on the Closing Date and ending on the first anniversary of the Closing Date (the Continuation Period), Henderson shall, or shall cause its subsidiaries (including the Surviving Corporation) to, provide each individual who is employed by Janus, Henderson or their respective subsidiaries immediately prior to the Effective Time and who remains employment thereafter by Henderson or any of its subsidiaries (including the Surviving Corporation) (each, a Continuing Employee) with (i) a base salary or wage rate that is no less favorable than the base salary or wage rate provided to such Continuing Employee immediately prior to the Effective Time, (ii) aggregate incentive compensation opportunities that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior the Effective Time, and (iii) employee benefits that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior the Effective Time; provided that neither Henderson nor any of its subsidiaries (including the Surviving Corporation) shall be required to provide incentive compensation or employee benefits to Continuing Employees in the form of equity-based compensation. During the Continuation Period, Henderson shall, or shall cause its subsidiaries (including the Surviving Corporation) to, provide each Continuing Employee who experiences a termination of employment with Henderson or any of its subsidiaries (including the Surviving Corporation) with severance payments and benefits that are no less favorable than the severance payments and benefits that such Continuing Employee would have received under the terms of the severance plans, programs or arrangements of Janus, Henderson or their respective subsidiaries, as applicable, as in effect immediately prior to the Effective Time.

  (b)
  For all purposes under the employee benefit plans of Henderson and its subsidiaries (including the Surviving Corporation) providing benefits to any Continuing Employee after the Effective Time (the New Plans), and subject to Applicable Law, each Continuing Employee shall be credited with his or her years of service with Janus, Henderson or any of their respective subsidiaries before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Janus Plans or Henderson Plans (including, without limitation, any equity compensation, paid time off, and severance plans or policies), except to the extent such credit would result in a duplication of benefits and except for benefit accruals under any defined benefit pension plan. In addition, and without limiting the generality of the foregoing, to the extent administratively and commercially practicable and subject to any Applicable Law: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans which are welfare benefit plans to the extent coverage under such New Plan replaces coverage under a comparable Janus Plan or Henderson Plan, in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the Old Plans); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Henderson or its subsidiaries (including the Surviving Corporation) shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and Henderson or its subsidiaries (including the Surviving Corporation) shall cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

  (c)
  Nothing contained in this Section 6.14 shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, Contract, policy or arrangement, (ii) limit the ability of Henderson or any of its subsidiaries (including the Surviving Corporation) to amend, modify or terminate any benefit or compensation plan, program, agreement, Contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any person (including any Continuing Employee or former employee) other than the parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with Henderson or any of its subsidiaries (including the Surviving Corporation), or (iv) limit the right of Henderson or any of its subsidiaries (including the Surviving Corporation) to terminate the employment or service of any employee or other service provider following the Effective Time at any time and for any or no reason.

        Section 6.15    Section 16(b)

        Janus and Henderson shall each take all such steps as are reasonably necessary to cause the Transactions and any other dispositions of equity securities of Janus (including derivative securities) or acquisitions of equity securities of Henderson (including derivative securities) in connection herewith by any individual who is a director or officer of Janus or at the Effective Time will become a director or officer of Henderson to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 6.16    Certain Litigation

        Each party shall promptly advise the other party of any litigation (including any litigation or proceeding under or relating to any Antitrust Law) commenced after the date hereof against such party or any of its directors (in their capacity as such) by any stockholders or shareholders of such party (on their own behalf or on behalf of such party) relating to this Agreement or the Transactions, and shall keep the other party reasonably informed regarding any such litigation. Such party shall give the other party the opportunity to participate in the defense or settlement of any such litigation or proceeding brought by any stockholders or shareholders, and no such settlement shall be agreed to without the other party's prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).

        Section 6.17    Obligations of Merger Sub and the Surviving Corporation

        Henderson shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Transactions, upon the terms and subject to the conditions set forth in this Agreement.

        Section 6.18    Director Resignations

        Janus shall cause to be delivered to Henderson, at or prior to the Effective Time, resignations, effective upon the Effective Time, executed by each director of Janus (other than Richard Weil) in office immediately prior to the Effective Time.

        Section 6.19    Tax Matters

  (a)
  Prior to (a) consummating any transaction that (i) is described in clause (i), (ii), (iv), (v) or (vi) of Section 5.1(a) or in corresponding sections of the Janus Disclosure Schedule and (ii) is not subject to Henderson's consent right provided in Section 5.1(a) on the basis that such transaction involves solely Janus and one or more of its subsidiaries or solely Janus's subsidiaries, or (b) altering any intercompany arrangements or agreements or the ownership structure among Janus and its wholly-owned subsidiaries or among Janus's wholly-owned subsidiaries, in each case, other than in the ordinary course of business consistent with past practice, Janus shall consult with Henderson reasonably prior to consummating any such transaction and shall not proceed with any such action or transaction described in clause (a) or (b) hereof without Henderson's consent (not to be unreasonably conditioned, withheld or delayed) if such action or transaction would, without taking into account any action or transaction entered into by Henderson or any of its subsidiaries (including, after the Effective Time, Janus or any of its subsidiaries), reasonably be expected to have adverse Tax consequences that, individually or in the aggregate, may constitute a Material Adverse Effect on Janus, or, after the Effective Time, to Henderson and its subsidiaries.

  (b)
  Prior to (a) consummating any transaction that (i) is described in clause (i), (ii), (iv), (v) or (vi) of Section 5.1(b) or in corresponding sections of the Henderson Disclosure Schedule and (ii) is not subject to Janus's consent right provided in Section 5.1(b) on the basis that such transaction involves solely Henderson and one or more of its subsidiaries or solely Henderson's subsidiaries, or (b) altering any intercompany arrangements or agreements or the ownership structure among Henderson and its wholly-owned subsidiaries or among Henderson's wholly-owned subsidiaries, in each case, other than in the ordinary course of business consistent with past practice, Henderson shall consult with Janus reasonably prior to consummating any such transaction and shall not proceed with any such action or transaction described in clause (a) or (b) hereof without Janus's consent (not to be unreasonably conditioned, withheld or delayed) if such action or transaction would, without taking into account any action or transaction entered into by Janus or any of its subsidiaries (including actions or transactions after the Effective Time), reasonably be expected to have adverse Tax consequences that, individually or in the aggregate, may constitute a Material Adverse Effect to Henderson and its subsidiaries (including, after the Effective Time, Janus or any of its subsidiaries).

  (c)
  Notwithstanding anything to the contrary in Section 5.1(a) or 5.1(b) (including any actions set forth in Section 5.1(a) of the Janus Disclosure Schedule or 5.1(b) of the Henderson Disclosure Schedule) or otherwise in this Agreement, each party hereto shall use its reasonable best efforts to cause the Merger to qualify as a reorganization described in Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and none of Henderson, Merger Sub or Janus shall, and they shall not permit any of their respective subsidiaries to, take any action, or fail to take any action, that would reasonably be expected to cause the Merger to fail to so qualify; (b) none of Henderson, Merger Sub or Janus shall, and they shall not permit any of their respective subsidiaries to, other than as required by this Agreement, take any action that, in combination with the Merger, causes, or could reasonably be expected to cause, the ownership threshold of Section 7874(a)(2)(B)(ii) of the Code to be met; and (c) each of Janus, on the one hand, and Henderson and Merger Sub, on the other hand, shall use reasonable best efforts to execute certificates containing appropriate representations at such time or times as may be reasonably requested by Tax counsel to Janus or Henderson that are in form and substance acceptable to such counsel, in connection with such counsel's delivery to Janus or such counsel's delivery to Henderson, as the case may be, of an opinion or opinions with respect to Code Sections 367, 368, and 7874 rendered in connection with the Transactions.

  (d)
  The parties further intend that the Merger not be subject to Section 367(a)(1) of the Code by reason of qualifying for the exception provided in Treasury Regulations Section 1.367(a)-3(c). Except as otherwise required by a final "determination" (within the meaning of Section 1313(a)(1) of the Code), in any Tax filing or proceeding, the parties shall not take any position inconsistent with such treatment or the treatment described in Section 6.19(c). The parties agree to use reasonable best efforts to achieve such treatment for the Merger and to cause the Surviving Corporation to use reasonable best efforts to achieve such treatment, including satisfying the documentation, reporting, and filing requirements set forth in Treasury Regulations Section 1.367(a)-3(c)(6).

        Section 6.20    Further Assurances.     At and after the Effective Time, the officers and directors of Henderson and the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Henderson and the Surviving Corporation, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf thereof (and of Janus if necessary), any other actions and things necessary to vest, perfect or confirm of record or otherwise in Henderson, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Henderson as a result of, or in connection with, the Transactions.

ARTICLE VII
CONDITIONS PRECEDENT

        Section 7.1    Conditions to Each Party's Obligation to Effect the Merger

        The respective obligation of each party to consummate the Merger is subject to the satisfaction or (to the extent permitted by Applicable Law) waiver by the written consent of both Janus and Henderson on or prior to the Closing Date of the following conditions:

  (a)
  Stockholder and Shareholder Approvals.    Each of the Janus Stockholder Approval and the Henderson Shareholder Approvals shall have been obtained.

  (b)
  HSR Act.    The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

  (c)
  FINRA Approval.    The FINRA Approval shall have been obtained and be in full force and effect.

  (d)
  FCA Approvals.    The FCA Approvals shall have been obtained and be in full force and effect.

  (e)
  JFSC Approvals and Consents.    The JFSC Approvals and Consents shall have been obtained and shall be in full force and effect.

  (f)
  Public Fund Approvals.    Public Fund Board Approval and Public Fund Shareholder Approval of a New IAA shall have been obtained with respect to Janus Public Funds whose Aggregate Reference AUM (for the avoidance of doubt, as of the date set forth in such definition) is not less than 67.5% of the Aggregate Reference AUM of all Janus Public Funds (other than any such fund for which Janus or its subsidiaries act as subadviser).

  (g)
  Foreign Approvals.    All applicable waiting periods (or extensions thereof) or consents, non-objections or approvals relating to the Transactions under the Applicable Laws of the jurisdictions or Governmental Entities set forth in Section 7.1(g) of the Janus Disclosure Schedule and Section 7.1(g) of the Henderson Disclosure Schedule (the Requisite Regulatory Approvals) shall have expired, been terminated or received.

  (h)
  No Injunctions or Restraints.    No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition, whether preliminary, temporary or permanent (collectively, Restraints), shall be in effect that prevents, makes illegal or prohibits the consummation of the Transactions.

  (i)
  Registration Statement.    The Registration Statement shall have become effective under the Securities Act prior to the mailing of the Proxy Statement by Janus to its stockholders, and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC.

  (j)
  Exchange Listing.    The Henderson Ordinary Shares issuable to the stockholders of Janus as contemplated by ARTICLE III shall have been approved for listing on the Exchange, subject to official notice of issuance.

  (k)
  De-listing Approval. The Henderson Shareholder De-listing Approval shall have been obtained.

  (l)
  LSE Re-Admission. If the Henderson Shareholder De-listing Approval shall not have been obtained and the satisfaction of the condition set forth in Section 7.1(k) shall have been waived by the written consent of both Janus and Henderson, the re-admission of all of the Henderson Ordinary Shares to listing on the FCA's official list and to trading on the London Stock Exchange's main market for listed securities.

        Section 7.2    Conditions to Obligations of Henderson and Merger Sub

        The obligation of Henderson and Merger Sub to consummate the Merger is further subject to satisfaction or waiver by written consent of Henderson of the following conditions:

  (a)
  Representations and Warranties.    (i) The representations and warranties of Janus contained in Section 4.1(a) , Section 4.1(b)(i), Section 4.1(c) and Section 4.1(q) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all material respects as of such date); (ii) the representations and warranties of Janus contained in Section 4.1(g)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date; and (iii) each of the representations and warranties of Janus contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i) and (ii) ) shall be true and correct as of the Closing Date as though made on the Closing Date without giving effect to any limitation as to "materiality", "Material Adverse Effect" or any provisions contained therein relating to preventing or materially delaying the consummation of any of the Transactions set forth therein (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be so true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a Material Adverse Effect on Janus.

  (b)
  Performance of Obligations of Janus.    Janus shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

  (c)
  Officer's Certificate.    Henderson shall have received an officer's certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of Janus to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

        Section 7.3    Conditions to Obligations of Janus

        The obligation of Janus to consummate the Merger is further subject to satisfaction or waiver by written consent of Janus of the following conditions:

  (a)
  Representations and Warranties.    (i) The representations and warranties of Henderson and Merger Sub contained in Section 4.2(a), Section 4.2(b)(i), Section 4.2(c) and Section 4.2(p) shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all material respects as of such date); (ii) the representations and warranties of Henderson and Merger Sub contained in Section 4.2(g)(ii) shall be true and correct as of the Closing Date as though made on the Closing Date; and (iii) each of the representations and warranties of Henderson and Merger Sub contained in this Agreement (other than those contained in the sections set forth in the preceding clauses (i) and (ii)) (without giving effect to any limitation as to "materiality," "Material Adverse Effect" or any provisions contained therein relating to preventing or materially delaying the consummation of any of the Transactions set forth therein) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate with respect to all such failures, a Material Adverse Effect on Henderson.

  (b)
  Performance of Obligations of Henderson and Merger Sub.    Each of Henderson and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

  (c)
  Officer's Certificate.    Janus shall have received an officer's certificate duly executed by the Chief Executive Officer or the Chief Financial Officer of Henderson and an officer of Merger Sub to the effect that the conditions set forth in Section 7.3(a) and Section 7.3 (b) have been satisfied.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

        Section 8.1    Termination

        This Agreement may be terminated at any time prior to the Effective Time (except as otherwise provided below, whether before or after the Janus Stockholder Approval or the Henderson Shareholder Approvals) as follows:

  (a)
  by mutual written consent of Janus and Henderson;

  (b)
  by either Janus or Henderson:

  (i)
  if the Merger shall not have been consummated by September 30, 2017 (the Outside Date); provided, that, the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose breach of any representation, warranty, covenant or other agreement contained in this Agreement has been the primary cause of, or primarily resulted in, the failure of the Merger to be consummated by such time;

  (ii)
  if the Janus Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a Janus Stockholders Meeting duly convened therefor (including any adjournment or postponement thereof);

  (iii)
  if the Henderson Shareholder Approvals shall not have been obtained by reason of the failure to obtain the required vote at a Henderson Shareholders Meeting duly convened therefor (including any adjournment or postponement thereof); or

  (iv)
  if any Restraint shall be in effect that prevents, makes illegal or prohibits the consummation of the Transactions and shall have become final and nonappealable, or if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable, provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(iv) shall have used reasonable best efforts in accordance with Section 6.6 to prevent the entry of and to remove such Restraint or to obtain such Requisite Regulatory Approval or remove such condition, as the case may be;

  (c)
  by Henderson (provided that Henderson is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if Janus shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (ii) is not curable prior to the Outside Date, or if curable prior to the Outside Date, is not cured by Janus within the earlier of (A) 30 days after receipt of written notice thereof from Henderson or (B) five Business Days prior to the Outside Date;

  (d)
  by Janus (provided that Janus is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if Henderson or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (ii) is not curable prior to the Outside Date, or if curable prior to the Outside Date, is not cured by Henderson or Merger Sub within the earlier of (A) 30 days after receipt of written notice thereof from Janus or (B) five Business Days prior to the Outside Date;

  (e)
  by Henderson, at any time prior to the receipt of the Janus Stockholder Approval, if a Henderson Triggering Event shall have occurred; and

  (f)
  by Janus, at any time prior to the receipt of the Henderson Shareholder Approval, if a Janus Triggering Event shall have occurred.

        Section 8.2    Effect of Termination; Termination Fee

  (a)
  In the event of termination of this Agreement as provided in Section 8.1, and subject to the provisions of Section 9.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of any of the parties, except (i) the provisions of this Section 8.2, the last sentence of Section 6.5, Section 6.8 and ARTICLE IX shall survive any such termination of this Agreement and no such termination shall relieve either party from any liability or obligation under such provisions and (ii) nothing contained herein shall relieve any party from liability for any Willful Breach hereof.

  (b)
  If either Janus or Henderson terminates this Agreement pursuant to Section 8.1(b)(ii), within three (3) Business Days after such termination Janus shall pay or cause to be paid to Henderson an amount equal to Henderson's actual out-of-pocket fees and expenses (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants and other Representatives but excluding any amount of or in respect of VAT (as defined herein) that is recoverable by Henderson or a member of the same group for VAT purposes as Henderson) incurred by or on behalf of Henderson in connection with the authorization, preparation, negotiation, execution or performance of this Agreement and the Transactions (the Henderson Expenses), such amount not to exceed $10,000,000 (the Expense Cap); provided that the payment by Janus of the Henderson Expenses pursuant to this Section 8.2(b) shall not relieve Janus of any subsequent obligation to pay the Janus Termination Fee pursuant to Section 8.2(d) except to the extent indicated in such section (and the credit referred to below), and shall not relieve Janus from any liability for damages resulting from a Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud. To the extent a Janus Termination Fee becomes payable, any payment previously made pursuant to this Section 8.2(b) shall be credited against such obligation of Janus to pay the Janus Termination Fee. For the avoidance of doubt, a termination of this Agreement by Janus or Henderson pursuant to Section 8.1(b)(ii) shall not relieve Henderson from any obligation to pay the Janus Expenses under Section 8.2(c) in the event that the Agreement is terminated at a time when Janus would have been entitled to terminate this Agreement pursuant to Section 8.1(b)(iii).

  (c)
  If either Henderson or Janus terminates this Agreement pursuant to Section 8.1(b)(iii), within three (3) Business Days after such termination Henderson shall pay or cause to be paid to Janus an amount equal to Janus's actual out-of-pocket fees and expenses (including fees and expenses of financial advisors, outside legal counsel, accountants, experts, consultants and other Representatives but excluding any amount of or in respect of VAT that is recoverable by Janus or a member of the same group for VAT purposes as Janus) incurred by or on behalf of Janus in connection with the authorization, preparation, negotiation, execution or performance of this Agreement and the Transactions (the Janus Expenses and, together with the Henderson Expenses, the Expenses Reimbursement), such amount not to exceed the Expense Cap; provided that the payment by Henderson of the Janus Expenses pursuant to this Section 8.2(c) shall not relieve Henderson of any subsequent obligation to pay the Henderson Termination Fee pursuant to Section 8.2(e) except to the extent indicated in such section (and the credit referred to below), and shall not relieve Henderson from any liability for damages resulting from a Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud. To the extent a Henderson Termination Fee becomes payable, any payment previously made pursuant to this Section 8.2(c) shall be credited against such obligation of Henderson to pay the Henderson Termination Fee. For the avoidance of doubt, a termination of this Agreement by Janus or Henderson pursuant to Section 8.1(b)(iii) shall not relieve Janus from any obligation to pay the Henderson Expenses under Section 8.2(b) in the event that the Agreement is terminated at a time when Henderson would have been entitled to terminate this Agreement pursuant to Section 8.1(b)(ii).

  (d)
  If this Agreement is terminated:

  (i)
  (A) by Henderson pursuant to Section 8.1(e), or (B) by either Henderson or Janus pursuant to Section 8.1(b)(ii) at a time when Henderson would have been entitled to terminate this Agreement pursuant to Section 8.1(e) (in which case this Agreement shall be deemed terminated pursuant to Section 8.1(e) for purposes of this Section 8.2(d)),

  (ii)
  by (A) Henderson or Janus pursuant to Section 8.1(b)(ii) or (B) Henderson pursuant to Section 8.1(c) and, in each case, if (and only if) (1) at or prior to the Janus Stockholders Meeting (in the case of a termination pursuant to Section 8.1(b)(ii)) or at or prior to the time of the applicable breach by Janus (in the case of a termination pursuant to Section 8.1(c)), there shall have been publicly made directly to the stockholders of Janus generally, or there shall otherwise have become publicly known, or any person shall have publicly announced an intention (whether or not conditional) to make an offer or proposal for a transaction that if consummated would constitute a Janus Alternative Transaction (provided that for the purpose of the definition of Janus Qualifying Transaction in this Section 8.2, the term Janus Alternative Transaction shall have the meaning assigned to the term in Section 5.2(a), except that all references to "20%" shall be deemed replaced with "50%") (any such transaction made or announced at or prior to (x) the Janus Stockholders Meeting (in the case of a termination of this Agreement pursuant to Section 8.1(b)(ii)), (y) the applicable breach (in the case of a termination of this Agreement pursuant to Section 8.1(c)) or (z) the termination of this Agreement (in the case of a termination of this Agreement pursuant to Section 8.1(b)(i)), a Janus Qualifying Transaction), (2) such offer or proposal has not been withdrawn on or prior to the Janus Stockholders Meeting (in the case of a termination pursuant to Section 8.1(b)(ii)) or on or prior to the time of breach by Janus (in the case of a termination pursuant to Section 8.1(c)) and (3) within 12 months of termination of this Agreement (I) Janus or its subsidiaries enter into a definitive agreement with any Janus Third Party with respect to any such Janus Qualifying Transaction or (II) any such Janus Qualifying Transaction is consummated, or

    (iii)
    by Henderson or Janus pursuant to Section 8.1(b)(i) because the Merger has not been consummated at or prior to the Outside Date if the Henderson Shareholder Approvals shall have been obtained prior to the Outside Date and if (and only if) (A) at or prior to the Outside Date there shall have been made to Janus, or shall have been made directly to the stockholders of Janus generally, or there shall otherwise have become publicly known, or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Janus Qualifying Transaction, (B) such offer or proposal has not been withdrawn on or prior to the Outside Date and (C) within 12 months of the Outside Date (1) Janus or its subsidiaries enter into a definitive agreement with any Janus Third Party with respect to any such Janus Qualifying Transaction or (2) any such Janus Qualifying Transaction is consummated, then, in the case of a termination by Henderson pursuant to clause (d)(i), (d)(ii) or (d)(iii), Janus shall pay to Henderson, not later than (x) in the case of clause (d)(i), the date of termination of this Agreement and (y) in the case of clauses (d)(ii) and (d)(iii), one Business Day after the earlier of the date the agreement referred to in clause (d)(ii)(3)(I) or clause (d)(iii)(C)(1) is entered into or the Janus Qualifying Transaction referred to in clause (d)(ii)(3)(II) or clause (d)(iii)(C)(2) is consummated, a termination fee of $34,000,000 (the Janus Termination Fee).

  (e)
  If this Agreement is terminated:

  (i)
  (A) by Janus pursuant to Section 8.1(f), or (B) by either Janus or Henderson pursuant to Section 8.1(b)(iii) at a time when Janus would have been entitled to terminate this Agreement pursuant to Section 8.1(f) (in which case this Agreement shall be deemed terminated pursuant to Section 8.1(f) for purposes of this Section 8.2(e)),

  (ii)
  by (A) Henderson or Janus pursuant to Section 8.1(b)(iii) or (B) Janus pursuant to Section 8.1(d) and, in each case, if (and only if) (1) at or prior to the Henderson Shareholders Meeting (in the case of a termination pursuant to Section 8.1(b)(iii)) or at or prior to the time of the applicable breach by Henderson or Merger Sub) in the case of a termination pursuant to Section 8.1(d)), there shall have been publicly made directly to the shareholders of Henderson generally, or there shall otherwise have become publicly known, or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that if consummated would constitute a Henderson Alternative Transaction (provided that for the purpose of the definition of Henderson Qualifying Transaction in this Section 8.2, the term Henderson Alternative Transaction shall have the meaning assigned to the term in Section 5.3(a), except that all references to "20%" shall be deemed replaced with "50%") (any such transaction made or announced at or prior to (x) the Henderson Shareholders Meeting (in the case of a termination of this Agreement pursuant to Section 8.1(b)(iii)), (y) the applicable breach (in the case of a termination of this Agreement pursuant to Section 8.1(d)) or (z) the termination of this Agreement (in the case of a termination of this Agreement pursuant to Section 8.1(b)(i)), a Henderson Qualifying Transaction), (2) such offer or proposal has not been withdrawn on or prior to the Henderson

      Shareholders Meeting (in the case of a termination pursuant to Section 8.1(b)(iii)) or on or prior to the time of breach by Henderson (in the case of a termination pursuant to Section 8.1(d)) and (3) within 12 months of termination of this Agreement (I) Henderson or its subsidiaries enter into a definitive agreement with any Henderson Third Party with respect to any such Henderson Qualifying Transaction or (II) any such Henderson Qualifying Transaction is consummated, or

    (iii)
    by Janus or Henderson pursuant to Section 8.1(b)(i) because the Merger has not been consummated at or prior to the Outside Date if the Janus Stockholder Approval shall have been obtained prior to the Outside Date and if (and only if) (A) at or prior to the Outside Date there shall have been made to Henderson, or shall have been made directly to the shareholders of Henderson generally, or there shall otherwise have become publicly known, or any person shall have publicly announced an intention (whether or not conditional) to make, an offer or proposal for a transaction that would constitute a Henderson Qualifying Transaction (B) such offer or proposal has not been withdrawn on or prior to the Outside Date and (C) within 12 months of the Outside Date (1) Henderson or its subsidiaries enter into a definitive agreement with any Henderson Third Party with respect to any such Henderson Qualifying Transaction or (2) any such Henderson Qualifying Transaction is consummated, then, in the case of a termination by Henderson pursuant to clause (e)(i), (e)(ii) or (e)(iii), Henderson shall pay to Janus, not later than (x) in the case of clause (e)(i), the date of termination of this Agreement, and (y) in the case of clauses (e)(ii) and (e)(iii), one Business Day after the earlier of the date the agreement referred to in clause (e)(ii)(3)(I) or clause (e)(iii)(C)(1) is entered into or the Henderson Qualifying Transaction referred to in clause (e)(ii)(3)(II) or clause (e)(iii)(C)(2) is consummated, a termination fee of $34,000,000 (the Henderson Termination Fee and, together with the Janus Termination Fee, the Termination Fees).

  (f)
  Each Expenses Reimbursement payable under Section 8.2(b) and Section 8.2(c) and each Termination Fee payable under Section 8.2(d) and Section 8.2(e) shall be payable in immediately available funds no later than the applicable date set forth in Section 8.1(b), Section 8.1(c), Section 8.2(d) and Section 8.2(e) . If a party fails to promptly pay to the other party any fee due under such Section 8.1(b), Section 8.2(c), Section 8.2(d) and Section 8.2(e), the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.

  (g)
  Each party agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with, a Willful Breach hereof), (i) in the event that any Termination Fee is paid to a party in accordance with this Section 8.2, the payment of such Termination Fee shall be the sole and exclusive remedy of such party, its subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives against the other party or any of its Representatives or Affiliates for, and (ii) in no event will the party being paid any Termination Fee or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, in each case of clauses (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of any Termination Fee in accordance with this Section 8.2, no party nor any Affiliates or Representatives of any party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the Transactions; provided that the

    Confidentiality Agreement shall survive any termination of this Agreement in accordance with its terms.

  (h)
  The parties acknowledge and agree that the amount of the overall loss that Janus or Henderson may incur in the circumstances in which any Termination Fee is payable under this Section 8.2 is not possible to ascertain as at the date of this Agreement and that, as such, the Termination Fee represents a genuine estimate by the parties of the amount of the overall loss that Janus or Henderson (as the case may be) would incur in the circumstances in which a Termination Fee is payable to Janus or the Henderson. The parties shall use their reasonable best efforts to secure that any Expenses Reimbursement and any Termination Fee payable under this Section 8.2 (for the purposes of this Section 8.2(h) a Relevant Sum) will not be subject to any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) and any other tax of a similar nature whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax, or imposed elsewhere (VAT). However, if it is finally determined by a Taxing Authority or tribunal or court of competent jurisdiction that a Relevant Sum constitutes all or part of the consideration for a supply made for VAT purposes then if that VAT is held to be chargeable by the payor of the Relevant Sum (or the representative member of the VAT group of which the payor is a party) under the reverse charge mechanism, to the extent that any VAT so chargeable is not recoverable by such payor (or the representative member of the VAT group of which the payor is a member) by repayment or credit, the Relevant Sum shall be reduced so that the aggregate of the Relevant Sum and such irrecoverable reverse charge VAT equals the Relevant Sum that would have been paid had no such irrecoverable reverse charge VAT arisen. Such adjusting payment as may be required between the parties to give effect to this Section 8.2(h) shall be made five Business Days after the date on which the final determination has been communicated to the party required to make the payment (together with such evidence of it as it is reasonable in the circumstances to provide) or, if later five Business Days before the VAT is required to be accounted for. The party paying the Relevant Sum shall (or shall procure that the representative member of the VAT group of which such party is a member shall) use its reasonable endeavors to obtain any available repayment or credit in respect of VAT (as referred to in this Section 8.2(h)) and for the purposes of this Section 8.2(h) the extent of such repayment or credit shall be determined by such party, or the relevant representative member of the VAT group, acting reasonably.

        Section 8.3    Amendment

        Subject to compliance with Applicable Law, this Agreement may be amended by the parties hereto at any time before or after the Janus Stockholder Approval or the Henderson Shareholder Approvals; provided, however, that (a) after any such approval, there may not be, without further approval of the stockholders of Janus (in the case of the Janus Stockholder Approval) and the shareholders of Henderson (in the case of the Henderson Shareholder Approvals), any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Janus Common Stock hereunder or that by Applicable Law otherwise expressly requires the further approval of the stockholders of Janus or shareholders of Henderson, as the case may be, and (b) except as provided above, no amendment of this Agreement shall be submitted to be approved by the stockholders of Janus or the shareholders of Henderson. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties' respective Boards of Directors or a duly authorized committee thereof.

        Section 8.4    Extension; Waiver

        At any time prior to the Effective Time, a party hereto may, subject to the proviso of Section 8.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Janus or Henderson shall require the approval of the stockholders of Janus or the shareholders of Henderson, respectively, unless such approval is required by Applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 8.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX
GENERAL PROVISIONS

        Section 9.1    Nonsurvival of Representations and Warranties

        None of the representations and warranties in this Agreement or in any instrument or certificate delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit Section 8.2(a) or any covenant or agreement of the parties that, by its terms, contemplates performance after the Effective Time or after the termination of this Agreement.

        Section 9.2    Notices

        All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or faxed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a)    if to Janus, to:

    JANUS CAPITAL GROUP INC.
    151 Detroit Street
    Denver, CO 80206
    United States of America
    Attention: David W. Grawemeyer, Esq.
    Facsimile: +1 (303) 639 6662

  with a copy (which shall not constitute notice) to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    4 Times Square
    New York, NY 10036
    United States of America
    Attention: Ralph Arditi, Esq.
    Email: ralph.arditi@skadden.com
    Attention: David C. Hepp, Esq.
    Email: david.hepp@skadden.com
    Facsimile: +1 (917) 777 3860

    Skadden, Arps, Slate, Meagher & Flom (UK) LLP
    Canary Wharf Group
    40 Bank Street
    London E14 5DS
    United Kingdom
    Attention: Michael E. Hatchard
    Email: michael.hatchard@skadden.com
    Facsimile: +44 20 7519 7070

  (b)    if to Henderson or Merger Sub, to:

    HENDERSON GROUP PLC
    201 Bishopsgate
    London
    EC2M 3AE
    United Kingdom
    Attention: General Counsel and Company Secretary
    Facsimile: +44 20 7818 1819

    with a copy (which shall not constitute notice) to:

    Freshfields Bruckhaus Deringer US LLP
    601 Lexington Avenue
    New York, NY 10022
    United States of America
    Attention: Peter D. Lyons, Esq.
    Email: peter.lyons@freshfields.com
    Attention: Matthew F. Herman, Esq.
    Email: matthew.herman@freshfields.com
    Facsimile: +1 (212) 277 4001

    Freshfields Bruckhaus Deringer LLP
    65 Fleet Street
    London EC4Y 1HS
    United Kingdom
    Attention: Simon Marchant
    Email: simon.marchant@freshfields.com
    Attention: Oliver Lazenby
    Email: oliver.lazenby@freshfields.com
    Facsimile: +44 20 7832 7001

        Section 9.3    Definitions

        For purposes of this Agreement:

  (a)
  Affiliate of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person (where control for the purposes of this definition means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by Contract, as trustee or executor, or otherwise); provided that neither Dai-ichi nor any Client or Janus Fund, or any their respective controlled Affiliates, shall be an Affiliate of Janus or any of its subsidiaries;

  (b)
  Aggregate Reference AUM means the aggregate assets under management of all Janus Public Funds (other than any such fund for which Janus or its subsidiaries act as subadviser) as of the most recently ended fiscal quarter prior to the date hereof;

  (c)
  Agreed Form means a registration statement to be filed with the SEC by Henderson in connection with the Henderson Share Issuance on (i) Form F-4 or (ii) if, following discussions with the S&P Dow Jones Indices division of S&P Global (S&P), S&P indicates that the filing of a Form F-4 instead of a Form S-4 would have a material and adverse effect on the inclusion of the Henderson Ordinary Shares in the S&P 500 Index, Form S-4;

  (d)
  Ancillary Agreements means the Voting Agreement, the Option Agreement and the Investment Agreement;

  (e)
  Branch means in relation to any entity, a place of business maintained by the entity in a jurisdiction outside that in which its head office is located which is a part of that entity, which has no legal personality and which provides the services for which that entity has been authorized;

  (f)
  Broker-Dealer means Janus Distributors LLC;

  (g)
  Business Day means any day, other than Saturday or Sunday or other day on which commercial banks are authorized or required by Applicable Law to close in New York City, New York, London, United Kingdom or Sydney, Australia;

  (h)
  CEA means the United States Commodity Exchange Act and the rules and regulations promulgated thereunder by the CFTC;

  (i)
  CFTC means the United States Commodity Futures Trading Commission;

  (j)
  Client means any person to which Janus or any of its subsidiaries, directly or indirectly, provides investment advisory (including sub advisory) or investment management services pursuant to an Janus Advisory Agreement;

  (k)
  Commodity Pool Operator means Janus Capital Management LLC;

  (l)
  ERISA means the United States Employee Retirement Income Security Act of 1974, as amended;

  (m)
  ERISA Affiliate means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

  (n)
  FCA means the United Kingdom's Financial Conduct Authority;

  (o)
  FCA Approval means each required approval from the FCA, pursuant to Section 189(4)(a) of FSMA, of Henderson (and any other potential controllers in Henderson's group, to the extent required) acquiring control of any subsidiary of Janus that is authorized by the FCA, to the extent required by Applicable Law, or shall have been treated as giving such approval pursuant to Section 189(6) of FSMA;

  (p)
  FINRA means the Financial Industry Regulatory Authority;

  (q)
  FINRA Approval means the written approval from FINRA pursuant to NASD Rule 1017 (or such other applicable rule promulgated by FINRA) in connection with the Merger;

  (r)
  FSMA means the United Kingdom's Financial Services and Markets Act (2000);

  (s)
  Henderson Advisory Agreement means any Contract entered into by Henderson or any of its subsidiaries for the purpose of providing investment advisory (including investment sub advisory) or investment management services;

  (t)
  Henderson Asset Manager means Henderson Global Investors Limited and each of its Branches;

  (u)
  Henderson Equity Awards means Henderson Options, Henderson Restricted Shares and Henderson Restricted Stock Units;

  (v)
  Henderson Equity Plans means each Henderson Plan which provides for the grant of incentive equity awards, including, without limitation, the Henderson Group Plc Long Term Incentive Plan, the Henderson Group Plc Restricted Share Plan, the Henderson Group Plc Deferred Equity Plan, the Henderson Group Plc Sharesave Scheme, the Henderson Group Plc Buy-As You-Earn Plan, the Henderson Group Plc Company Share Option Plan, the Henderson Group Plc Executive Share Ownership Plan, the Henderson International BAYE, and the Henderson US Employee Share Purchase Plan;

  (w)
  Henderson Fund means the Henderson Private Funds and the Henderson Public Funds;

  (x)
  Henderson Fund Public Documents means the reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by any Henderson Public Fund with, or furnished to, any Governmental Entity (together with any exhibits and schedules thereto and other information incorporated therein);

  (y)
  Henderson HF Manager means AlphaGen Capital Limited;

  (z)
  Henderson IT Systems means the information and communications technologies used by any of Henderson or any of its subsidiaries, including hardware, software, networks, and association documentation;

  (aa)
  Henderson Mutual Fund Manager means Henderson Investment Management Limited;

  (bb)
  Henderson Name Change means the name change of "Henderson Group plc" to "Janus Henderson Global Investors plc";

  (cc)
  Henderson Option means an outstanding option to purchase Henderson Ordinary Shares with respect to Henderson Ordinary Shares;

  (dd)
  Henderson Ordinary Share means an ordinary share of par value £0.125 in the capital of Henderson;

  (ee)
  Henderson Pension Plan means those pension, retirement or similar arrangements (i) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by Henderson or its subsidiaries on behalf of any employee, director or other individual service provider of Henderson or its subsidiaries (whether current, former or retired) or their beneficiaries, or (ii) with respect to which Henderson or its subsidiaries have or have had any liability on behalf of any such employee, director or other individual service provider or beneficiary;

  (ff)
  Henderson Plan means all "employee benefit plans" within the meaning of Section 3(3) of ERISA (whether or not ERISA applies to such plans), all medical, dental, life insurance, equity (including, without limitation, the Henderson Equity Plan), bonus or other incentive compensation, disability, salary continuation, severance, retention, retirement, pension (including, without limitation, the Henderson Pension Plans), deferred compensation, vacation, sick pay or paid time off plans or policies, and all other material plans, agreements (including employment, consulting and collective bargaining agreements), policies, trust funds or arrangements (whether written or unwritten, insured or self-insured) (i) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Henderson or its subsidiaries on behalf of any employee, director or other individual service provider of the Henderson or its subsidiaries (whether current, former or retired) or their beneficiaries, or (ii) with respect to which the Henderson or its subsidiaries have any liability on behalf of any such employee, director or other individual service provider or beneficiary, in each case, other than any statutory or governmental plan, agreement, policy, trust or arrangement;

  (gg)
  Henderson Private Fund means any pooled investment vehicle established, incorporated, organized or otherwise constituted in a jurisdiction outside of the United States of America for which Henderson or any of its subsidiaries acts as investment adviser, investment sub-adviser, general partner, managing member, manager or sponsor other than a Henderson Public Fund;

  (hh)
  Henderson Public Fund means each UCITS for which Henderson or any of its subsidiaries acts as investment adviser or investment sub-adviser;

  (ii)
  Henderson Restricted Share means an issued and outstanding Henderson Ordinary Share granted under a Henderson Equity Plan that is subject to vesting or other restrictions;

  (jj)
  Henderson Restricted Stock Unit means a right relating to a Henderson Ordinary Share granted under a Henderson Equity Plan that is subject to vesting or other restrictions;

  (kk)
  Henderson Share Issuance means the issuance of Henderson Ordinary Shares in connection with the Merger and in satisfaction of payment of the Merger Consideration pursuant to this Agreement;

  (ll)
  Henderson Shareholder Amended Articles Approval means the approval by the applicable proportion of holders of Henderson Ordinary Shares (or their proxies, if applicable) of the Henderson Amended Articles;

  (mm)
  Henderson Shareholder Approvals means the Henderson Shareholder Transaction Approval, the Henderson Shareholder Name Change Approval, the Henderson Shareholder Amended Articles Approval and the Henderson Shareholder Permitted Henderson Dividend Approval;

  (nn)
  Henderson Shareholder Circular means the shareholder circular, including any supplementary circular, to be dispatched to Henderson Ordinary Shareholders and others by Henderson containing, amongst other things, certain information about Henderson, Merger Sub and Janus and notice of the Henderson Shareholders Meeting;

  (oo)
  Henderson Shareholder De-listing Approval means the approval by the applicable proportion of holders of Henderson Ordinary Shares at the Henderson Shareholders Meeting of the cancellation of the listing of the Henderson Ordinary Shares on the premium segment of the Official List of the FCA and of trading of the Henderson Ordinary Shares on the London Stock Exchange's main market for listed securities;

  (pp)
  Henderson Shareholder Name Change Approval means the approval by the applicable proportion of holders of Henderson Ordinary Shares at the Henderson Shareholders Meeting of the Henderson Name Change;

  (qq)
  Henderson Shareholder Option Approval means the approval by the applicable proportion of holders of Henderson Ordinary Shares at the Henderson Shareholders Meeting of the

    Shareholder Resolution (as defined in the Option Agreement) in connection with the allotment and issue of the Unapproved Conditional Options (as defined in the Option Agreement) to Dai-ichi;

  (rr)
  Henderson Shareholder Permitted Henderson Dividend Approval means the approval by the applicable proportion of holders of Henderson Ordinary Shares at the Henderson Shareholders Meeting of the Permitted Henderson Dividend;

  (ss)
  Henderson Shareholder Transaction Approval means the approval by the applicable proportion of holders of Henderson Ordinary Shares at the Henderson Shareholders Meeting of the Transactions, the allotment of Henderson Ordinary Shares in connection with the Transactions and the Henderson Share Issuance;

  (tt)
  Henderson Triggering Event means: (A) the Board of Directors of Janus or any committee thereof shall have made a Janus Recommendation Change; (B) Janus shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of Janus in favor of the adoption of this Agreement; (C) the Board of Directors of Janus fails to reaffirm publicly its recommendation of this Agreement and the Merger, within five (5) Business Days (or, if earlier, prior to the date of the Janus Stockholders Meeting) after Henderson reasonably requests in writing that such recommendation be reaffirmed publicly; (D) a tender or exchange offer relating to shares of Janus Common Stock shall have been commenced and Janus shall not have sent to its securityholders, within ten (10) Business Days after the commencement of such tender or exchange offer (or, if earlier, prior to the Janus Stockholders Meeting), a statement disclosing that Janus recommends rejection of such tender or exchange offer and reaffirming its recommendation of this Agreement and the Merger; (E) a Janus Alternative Transaction is publicly announced, and Janus fails to issue a press release that reaffirms its recommendation of this Agreement and the Merger, within five (5) Business Days (or, if earlier, prior to the Janus Stockholders Meeting) after Henderson reasonably requests in writing that such recommendation be reaffirmed publicly; or (F) Janus or any Representative of Janus shall have breached any of the provisions set forth in Section 5.2 in any material respect;

  (uu)
  Henderson UK Prospectus means any prospectus, including any supplementary prospectus, required to be published by Henderson in connection with the Henderson Ordinary Shares to be issued pursuant to the Merger and the re-admission of all of the Henderson Ordinary Shares to listing on the FCA's official list and to trading on the London Stock Exchange's main market for listed securities;

  (vv)
  Investment Agreement means the Amended and Restated Investment and Strategic Cooperation Agreement, dated as of the date hereof, by and among Henderson, Janus and Dai-ichi;

  (ww)
  Investment Company Act means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder by the SEC;

  (xx)
  Janus Advisory Agreement means any Contract entered into by Janus or any of its subsidiaries for the purpose of providing investment advisory (including investment sub advisory) or investment management services;

  (yy)
  Janus Equity Plans means each Janus Plan which provides for the grant of incentive equity awards, including, without limitation, the Janus Capital Group Inc. 2004 Employment Inducement Award Plan, as amended, the Janus Capital Group Inc. 2012 Employment Inducement Award Plan, as amended, the Janus Capital Group Inc. 2005 Long-Term Incentive Stock Plan, as amended, the Janus Capital Group Amended and Restated 2010

    Long-Term Incentive Stock Plan, as amended, and the Janus Employee Stock Purchase Plan, as amended;

  (zz)
  Janus Fund means the Janus Private Funds and the Janus Public Funds;

  (aaa)
  Janus Fund SEC Documents means the reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by any Janus Public Fund with, or furnished to, the SEC (together with any exhibits and schedules thereto and other information incorporated therein);

  (bbb)
  Janus Intellectual Property means Intellectual Property owned or purported to be owned by Janus or any of its subsidiaries;

  (ccc)
  Janus IT Systems means the information and communications technologies used by any of Janus or any of its subsidiaries, including hardware, software, networks, and association documentation;

  (ddd)
  Janus Option means an option to purchase shares of Janus Common Stock;

  (eee)
  Janus Plan means all "employee benefit plans" within the meaning of Section 3(3) of ERISA, all medical, dental, life insurance, equity (including, without limitation, the Janus Equity Plans), bonus or other incentive compensation, disability, salary continuation, severance, retention, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans or policies, and all other material plans, agreements (including employment, consulting and collective bargaining agreements), policies, trust funds or arrangements (whether written or unwritten, insured or self-insured) (i) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by Janus or its subsidiaries on behalf of any employee, director or other individual service provider of Janus or its subsidiaries (whether current, former or retired) or their beneficiaries, or (ii) with respect to which Janus or its subsidiaries have any liability on behalf of any such employee, director or other individual service provider or beneficiary, in each case, other than any statutory or governmental plan, agreement, policy, trust or arrangement;

  (fff)
  Janus Private Fund means any pooled investment vehicle established, incorporated, organized or otherwise constituted in the United States of America for which Janus or any of its subsidiaries acts as investment adviser, investment sub-adviser, general partner, managing member, manager or sponsor other than a Janus Public Fund;

  (ggg)
  Janus PSU Award means an outstanding award of performance stock units in respect of shares of Janus Common Stock granted under a Janus Equity Plan whose vesting is conditioned in whole or part on the satisfaction of performance criteria;

  (hhh)
  Janus Public Fund means any pooled investment vehicle (including each portfolio or series thereof, if any) registered as an investment company under the Investment Company Act (including each portfolio or series thereof) for which Janus or any of its subsidiaries provides advisory or sub-advisory services pursuant to a Janus Advisory Agreement;

  (iii)
  Janus Restricted Share Award means an issued and outstanding award of shares of Janus Common Stock granted under a Janus Equity Plan that is subject to vesting or other restrictions;

  (jjj)
  Janus RSU Award means an outstanding award of restricted stock units in respect of shares of Janus Common Stock granted under a Janus Equity Plan whose vesting is not conditioned in any part on the satisfaction of performance criteria, including, without limitation, any outstanding award of restricted stock units in respect of shares of Janus

    Common Stock granted under a Janus Equity Plan to a non-employee director of Janus in connection with a deferral election made pursuant to the Amended and Restated Janus Capital Group Inc. Director Deferred Fee Plan;

  (kkk)
  Janus Triggering Event means: (A) the Board of Directors of Henderson or any committee thereof shall have made a Henderson Recommendation Change; (B) Henderson shall have failed to include in the Henderson Shareholder Circular the recommendation of the Board of Directors of Henderson in favor of the Henderson Shareholder Approvals and the Henderson Shareholder De-listing Approval; (C) the Board of Directors of Henderson fails to reaffirm publicly its recommendation of the Transactions within five (5) Business Days (or, if earlier, prior to the date of the Henderson Shareholders Meeting) after Janus reasonably requests in writing that such recommendation be reaffirmed publicly; (D) a tender offer relating to Henderson Ordinary Shares shall have been commenced and Henderson shall not have sent to its shareholders, within ten (10) Business Days after the commencement of such tender or exchange offer (or, if earlier, prior to the Henderson Shareholders Meeting), a statement disclosing that Henderson recommends rejection of such tender or exchange offer and reaffirming its recommendation of any of the Henderson Shareholder Approvals and the Henderson Shareholder De-listing Approval; (E) a Henderson Alternative Transaction is publicly announced, and Henderson fails to issue a press release that reaffirms its recommendation of the Transactions, within five (5) Business Days (or, if earlier, prior to the Henderson Shareholders Meeting) after Janus reasonably requests in writing that such recommendation be reaffirmed publicly; or (F) Henderson or any Representative of Henderson shall have breached any of the provisions set forth in Section 5.3 in any material respect;

  (lll)
  JFSC means the Jersey Financial Services Commission.

  (mmm)
  JFSC Approvals and Consents means: (A) the approval by the JFSC of the Henderson US Prospectus, the Registration Statement and any other relevant document that is or is deemed to be a "prospectus" pursuant to the Companies (Jersey) Law 1991 (or any successor statute); and (B) the issue by the JFSC to Henderson of any consent(s) pursuant to the Control of Borrowing (Jersey) Order 1958 as is/are necessary for Henderson to lawfully assume the Janus Equity Awards and/or sponsorship of each Janus Equity Plan, in each case if required by Applicable Law or the JFSC;

  (nnn)
  knowledge of any person that is not a natural person means the knowledge of such person's Chief Executive Officer, Chief Financial Officer, General Counsel and head of human resources;

  (ooo)
  Material Adverse Effect on Janus or Henderson (as applicable) means any fact, circumstance, effect, change, event or development (each, an Effect) that materially adversely affects the business, properties, financial condition or results of operations of Janus and its subsidiaries, taken as a whole, or Henderson and its subsidiaries, taken as a whole, as applicable, excluding any Effect to the extent that it results from or arises out of (A) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction (in each case, other than any Effect that affects either Janus and its subsidiaries or Henderson and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Janus and its subsidiaries or Henderson and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Material Adverse Effect" has occurred), (B) any failure, in and of itself, by Janus or Henderson to meet any internal or published projections, forecasts, budgets, plans, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect on Janus or Henderson, respectively, unless otherwise excluded in this definition of "Material Adverse Effect"), (C) the execution and delivery of this Agreement or the public announcement or pendency of any of the Transactions, including any litigation resulting or arising therefrom or with respect thereto and including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, Governmental Entities and other persons (except that this clause (C) shall not apply with respect to the representations or warranties in Section 4.1(b)(ii) and (iii) and, to the extent related thereto, Section 7.2(a), in the case of Janus, and Section 4.2(b)(ii) and (iii) and, to the extent related thereto, Section 7.3(a), in the case of Henderson), (D) any change, in and of itself, in the market price or trading volume of Janus's or Henderson's, respectively, securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Material Adverse Effect on Janus or Henderson, respectively, unless otherwise excluded in this definition of "Material Adverse Effect"), (E) any change in Applicable Law, regulation, IFRS or GAAP, as applicable (or authoritative interpretation thereof) (in each case, other than any Effect that affects either Janus and its subsidiaries or Henderson and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies in the global asset management industry, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Material Adverse Effect" has occurred), (F) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement (in each case, other than any Effect that affects either Janus and its subsidiaries or Henderson and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Janus and its subsidiaries or Henderson and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Material Adverse Effect" has occurred), (G) any hurricane, tornado, flood, earthquake or other natural disaster (in each case, other than any Effect that affects either Janus and its subsidiaries or Henderson and its subsidiaries, as applicable, in a materially disproportionate manner as compared to other companies that participate in the businesses that Janus and its subsidiaries or Henderson and its subsidiaries, as applicable, operate, but, in such event, only the incremental disproportionate impact of any such Effect shall be taken into account in determining whether a "Material Adverse Effect" has occurred), (H) any action expressly required by Section 6.6 of this Agreement (except that this clause (H) shall not apply with respect to the covenants in Section 6.6) or (I) any termination of Client accounts (including the termination of any Janus Advisory Agreements) or reduction in assets under management of any Client account (the effect of which shall be governed solely by Section 7.1(f)) (but not the underlying causes thereof);

  (ppp)
  NFA means the National Futures Association;

  (qqq)
  Option Agreement means the Option Agreement, dated as of the date hereof, by and between Janus and Dai-ichi;

  (rrr)
  Permitted Janus Dividend means the declaration and payment by Janus of quarterly cash dividends, not to exceed the amounts set forth in Section 9.3(rrr) of the Janus Disclosure Schedule, per share of Janus Common Stock in respect of the third (3rd) and fourth (4th) quarters, respectively, of 2016;

  (sss)
  Permitted Henderson Dividend means the declaration and payment by Henderson of a final cash dividend, not to exceed the amount set forth in Section 9.3(sss) of the Henderson Disclosure Schedule per Henderson Ordinary Share in respect of the calendar year ended December 31, 2016;

  (ttt)
  Permitted Liens means all liens, charges, encumbrances, mortgages, deeds of trust and security agreements disclosed in any Janus Filed SEC Documents or Henderson Filed Public Documents, as the case may be, together with the following (without duplication): (A) Liens imposed by law, such as any mechanics and materialmen Liens, in each case for sums not yet overdue for a period or more than 30 days or being contested in good faith by appropriate proceedings or such other Liens arising out of judgments or awards against Janus or Henderson, as the case may be, with respect to which Janus or Henderson, respectively, shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of Janus or Henderson, as the case may be, in accordance with GAAP or IFRS, as applicable, (B) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of Janus or Henderson, as the case may be, in accordance with GAAP or IFRS, as applicable, (C) Liens securing judgments for the payment of money so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period with which such proceedings may be initiated has not expired, (D) minor survey exceptions on existing surveys or which would be shown on a current accurate survey, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes (including, for the avoidance of doubt, operating agreements), matters disclosed by a current survey, or zoning or other restrictions as to the use of the affected real property, which do not in the aggregate materially adversely affect the value of the leased property or materially impair their use in the operation of the business of the tenant, (E) Liens arising from licenses of Intellectual Property, (F) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Janus or Henderson, as the case may be, in the ordinary course of business, (G) leases, subleases, licenses and occupancy agreements by Janus or Henderson, as the case may be, as landlord, sublandlord or licensor, (H) Liens disclosed on any title insurance policy held by Janus or Henderson, as the case may be, in existence on the date of this Agreement, and (I) with respect to leased property, all liens, charges and encumbrances existing on the date of the applicable lease, and all mortgages and deeds of trust now or hereafter placed on the leased property by the third-party landlord;

  (uuu)
  person means a natural person, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

  (vvv)
  Significant Subsidiary means, a subsidiary which meets any of the following conditions: (i) Henderson or Janus (as applicable) and its other subsidiaries' investments in and advances to such subsidiary exceed 10 percent of the total assets of Henderson or Janus (as applicable) and its subsidiaries consolidated as of the end of the most recently completed fiscal year; (ii) Henderson's or Janus's (as applicable) and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of such subsidiary exceeds 10 percent of the total assets of Henderson or Janus (as applicable) and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or (iii) Henderson's and Janus's (as applicable) and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of such subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 10 percent of such income of Henderson or Janus (as applicable) and its subsidiaries consolidated for the most recently completed fiscal year;

  (www)
  a subsidiary of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, greater than 50% of the equity interests of which) is owned directly or indirectly by such first person; provided that no Client or Janus Fund, or any their respective controlled Affiliates, shall be a subsidiary of Janus or any of its subsidiaries;

  (xxx)
  Tax means all taxes, charges, levies or other like assessments imposed by any Governmental Entity, including any income, gross receipts, license, severance, occupation, premium, environmental (including taxes under Code Section 59A), customs, duties, profits, disability, alternative or add-on minimum, estimated, withholding, payroll, employment, unemployment insurance, social security (or similar), excise, sales, use, value-added, occupancy, franchise, real property, personal property, business and occupation, mercantile, windfall profits, capital stock, stamp, transfer, workmen's compensation or other taxes, charges, levies or other like assessments of any kind whatsoever, together with any interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity, whether disputed or not;

  (yyy)
  Taxing Authority means any Governmental Entity responsible for the administration of any Taxes;

  (zzz)
  Tax Return means any returns, declarations, statements, claim for refund, election, estimate, reports, forms and information returns and any schedules or amendments thereto filed or required to be filed with any Taxing Authority relating to Taxes;

  (aaaa)
  UCITS means an undertaking for collective investment in transferable securities formed pursuant to the EU Directive 2009/65/EC and successive directives as amended from time to time; and

  (bbbb)
  Willful Breach means a material breach of any material representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by or on behalf of the breaching party with knowledge (which shall be deemed to include knowledge of facts that a person acting reasonably should have) that the taking of such act or failure to take such act would, or would reasonably be expected to, result in a breach of this Agreement.

        Section 9.4    Interpretation

        When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words hereof, hereto, hereby, herein and hereunder and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term "or" is not exclusive. The word extent in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if." All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to dollars and $ will be deemed references to the lawful money of the United States of America. Whenever a consent or approval of Janus or Henderson is required under this Agreement, such consent or approval may be executed and delivered only by an executive officer of such party.

        Section 9.5    Counterparts

        This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (including by electronic transmission) to the other parties.

        Section 9.6    Entire Agreement; No Third-Party Beneficiaries; No Additional Representations

  (a)
  This Agreement (including the documents, exhibits, schedules and instruments referred to herein and the Ancillary Agreements), taken together with the Confidentiality Agreement, (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Merger and the other transactions contemplated by this Agreement and (ii) except for the provisions of Section 6.7, is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

  (b)
  The parties acknowledge and agree that none of Janus, Henderson or any other person has (i) made any representation or warranty, expressed or implied, as to the respective businesses of Janus and Henderson, or the accuracy or completeness of any information regarding such businesses furnished or made available to the parties and (ii) relied on any representation or warranty of Janus, Henderson or any other person, as applicable, except as expressly set forth in this Agreement.

        Section 9.7    Governing Law

        This Agreement and all Actions (whether based on contract, tort or otherwise) arising out of or relating to this agreement or the actions of Henderson, Merger Sub or Janus in the negotiation, administration, performance and enforcement thereof shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under any applicable principles of conflicts of laws thereof (except in the case of the actions of Henderson (including its internal affairs and the fiduciary duties of its Board of Directors) as to which provisions of Jersey law are mandatorily applicable, in which case, such actions shall be governed by, and construed in accordance with, such provisions of Jersey law solely to the extent required thereunder).

        Section 9.8    Assignment

        Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment in violation of the preceding sentence shall be null and void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

        Section 9.9    Specific Enforcement

        The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to any termination of this Agreement pursuant to ARTICLE VIII and subject to Section 8.2(g), the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and (as an integral and essential part of the Transactions without which the parties would not have entered into this Agreement) to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 9.10 below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

        Section 9.10    Jurisdiction

        In any Action between the parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware or any federal court sitting in the State of Delaware; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or any federal court sitting in the State of Delaware and appellate courts thereof. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 9.10 in any such Action by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.2. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

        Section 9.11    WAIVER OF JURY TRIAL.EACH OF HENDERSON, MERGER SUB AND JANUS WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

        Section 9.12    Headings, etc.

        The headings, table of contents and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 9.13    Severability

        If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in a mutually acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

HENDERSON GROUP PLC
By:	/s/ ANDREW FORMICA
	Name:	Andrew Formica
	Title:	Chief Executive
HORIZON ORBIT CORP.
By:	/s/ ROGER THOMPSON
	Name:	Roger Thompson
	Title:	President, Secretary, Treasurer
JANUS CAPITAL GROUP INC.
By:	/s/ RICHARD M. WEIL
	Name:	Richard M. Weil
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

COMPANIES (JERSEY) LAW 1991 (the "Law")

MEMORANDUM OF ASSOCIATION

OF

JANUS HENDERSON GROUP PLC

(the "Company")

a par value limited company

1.     INTERPRETATION

        Words and expressions contained in this Memorandum of Association have the same meanings as in the Law.

2.     COMPANY NAME

        The name of the Company is Janus Henderson Group Plc.

3.     TYPE OF COMPANY

3.1
The Company is a public company.

3.2
The Company is a par value company.

4.     NUMBER OF SHARES

        The share capital of the Company is $720,000,000 divided into [    •    ] shares of $[£0.125 converted into USD at relevant exchange rate] each.

5.     LIABILITY OF MEMBERS

        The liability of a member arising from the holding of a share in the Company is limited to the amount (if any) unpaid on it.

COMPANY NO. 101484

COMPANIES (JERSEY) LAW 1991 (AS AMENDED)

 A PUBLIC COMPANY LIMITED BY SHARES

 ARTICLES OF ASSOCIATION

of

JANUS HENDERSON GROUP PLC1

(Adopted by special resolution passed on 27 August 2008
and amended by special resolutions passed on 11 May
2009 and [    •    ] 2017)

PRELIMINARY

Standard Table	1.	The regulations constituting the Standard Table prescribed pursuant to the Companies Law shall not apply to the Company and hereby are expressly excluded in their entirety.
Definitions	2.	In these Articles, except where the subject or context otherwise requires:
		address, includes a number or address used for the purposes of sending or receiving documents or information by electronic means;
		Articles means these articles of association as altered from time to time by special resolution;

		ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ACN 008 504 532) or its successors in its capacity as an operator of a clearing and settlement facility under the Corporations Act 2001 (Australia);

		ASTC Settlement Rules means the rules from time to time promulgated by ASTC, as amended or replaced from time to time, except to the extent of any express written waiver or modification by ASTC or ASX;
		ASX means ASX Limited (ACN 008 624 691) or its successors;

		ASX Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable to the Company while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver or modification by ASX;
		auditors means the auditors of the Company;
		the board means the directors or any of them acting as the board of directors of the Company;

1
The Company changed its name from IGH Limited to Henderson Group plc on 22 August 2008 and re-registered as a public limited company on the same date. The Company again changed its name from Henderson Group plc to Janus Henderson Group plc on [    •    ] 2017.

CDI means a CHESS Depositary Interest issued over shares in the Company as contemplated by the ASX Listing Rules;
CDI Holder means the holder of a CDI;
CDI Record Date shall have the meaning given in Article 61;
CDI Register means the register of CDI Holders to be established and maintained by or on behalf of the Company;
CDI Voting Instruction Receipt Time shall have the meaning given to it in Article 101;
CDI Voting Instructions shall have the meaning given in Article 100;
CDI Voting Notice shall have the meaning given in Article 101;

certificated share means a share in the capital of the Company that is not an uncertificated share and references in these Articles to a share being held in certificated form shall be construed accordingly;

clear days in relation to the sending of a notice means the period excluding the day on which a notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

Companies Law means the Companies (Jersey) Law 1991 (as amended), every order, regulation or other subordinate legislation made under it (including the Order) and every other statute from time to time in force concerning companies and affecting the Company as a matter of Jersey law;
Depositary Nominee means the entity which holds legal title to the shares in the capital of the Company to which the CDI Holders are beneficially entitled;
Depositary Nominee's Overall Holding means the aggregate of the ordinary shares for the time being registered in the name of the Depositary Nominee;
director means a director of the Company;
dividend means dividend or bonus;
Exchange Act means the U.S. Securities Exchange Act of 1934, as amended;

electronic copy or electronic form means a document sent or supplied by (a) electronic means (for example, by e-mail or fax) or (b) by any other means while in an electronic form (for example, sending a disk by post);

a document is sent by electronic means if it is: (a) sent initially and received at its destination by means of electronic equipment for the processing (which expression includes digital compression) or storage of data, and (b) entirely transmitted, conveyed and received by wire, by radio, by optical means or by other electromagnetic means;
entitled by transmission means, in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law;
hard copy and hard copy form means a document sent or supplied in a paper copy or similar form capable of being read;

Henderson UK means Henderson Group plc, a public limited company incorporated in England and Wales with registered number 02072534;
holder in relation to a share in the capital of the Company means the member whose name is entered in the register as the holder of that share;
member means a member of the Company;
Member Voting Record Time shall have the meaning given in Article 60;
Memorandum means the memorandum of association of the Company as amended from time to time;
office means the registered office of the Company;
Order means the Companies (Transfer of Shares—Exemptions) (Jersey) Order 2014, as amended from time to time;
paid means paid or credited as paid;
participating class means a class of shares title to which is permitted by relevant laws, rules and regulations to be transferred by means of a relevant system;
recognised person means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange;
relevant laws, rules and regulations means the relevant laws (as defined in the Order) applicable to, and the relevant rules and regulations of, a relevant stock exchange;
relevant system means a "computer system" as defined in the Order;
register means any register of members of the Company, however held;
relevant stock exchange means any "approved stock exchange" (as defined in the Order) on which the shares of the Company are listed (within the meaning given to that term by the Order);
Scheme means the scheme of arrangement implemented between Henderson UK and its ordinary shareholders with effect from 31 October 2008;
seal means the common or any official seal that the Company may be permitted to have under the Companies Law;
secretary means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary;

uncertificated share means a share of a class which is at the relevant time a participating class title to which is recorded on the register as being held in uncertificated form and references in these Articles to a share being held in uncertificated form shall be construed accordingly; and
working day means a day, other than a Saturday, Sunday or public or bank holiday, when banks are open for business in Jersey and New York.

Construction	3.	References to a document or information being sent, supplied or given to or by a person means such document, or information, or a copy of such document or information, being sent, supplied, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and sending, supplying and giving shall be construed accordingly.

		References to writing mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and written shall be construed accordingly.
		Words denoting the singular number include the plural number and vice versa; words denoting the masculine gender include the feminine gender; and words denoting persons include corporations.

		Words or expressions contained in these Articles which are not defined in Article 2 but are defined in the Companies Law, have the same meaning as in the Companies Law (but excluding any modifications not in force at the date of adoption of these Articles) unless inconsistent with the subject or context.
		Headings and marginal notes are inserted for convenience only and do not affect the construction of these Articles.

		In these Articles, (a) powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them; (b) the word board in the context of the exercise of any power contained in these Articles includes any committee consisting of one or more directors, any director, any other officer of the Company and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated; (c) no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and (d) except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.
		SHARE CAPITAL
Shares with special rights	4.
		Subject to the provisions of the Companies Law and these Articles and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine. The Company may, pursuant to the Companies Law, issue fractions of shares and any such fractional shares shall rank pari passu in all respects with other shares of the same class issued by the Company.

Share warrants to bearer	5.	The board may issue share warrants to bearer in respect of any fully paid shares under a seal of the Company or in any other manner authorised by the board. Any share while represented by such a warrant shall be transferable by delivery of the warrant relating to it. In any case in which a warrant is so issued, the board may provide for the payment of dividends or other moneys on the shares represented by the warrant by coupons or otherwise. The board may decide, either generally or in any particular case or cases, that any signature on a warrant may be applied by electronic or mechanical means or printed on it or that the warrant need not be signed by any person.
Conditions of issue of share warrants	6.	The board may determine, and from time to time vary, the conditions on which share warrants to bearer shall be issued and, in particular, the conditions on which:
		(a)
		a new warrant or coupon shall be issued in place of one worn-out, defaced, lost or destroyed (but no new warrant shall be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed); or
		(b) the bearer shall be entitled to attend and vote at general meetings; or
		(c) a warrant may be surrendered and the name of the bearer entered in the register in respect of the shares specified in the warrant.

		The bearer of such a warrant shall be subject to the conditions for the time being in force in relation to the warrant, whether made before or after the issue of the warrant. Subject to those conditions and to the provisions of the Companies Law and these Articles, the bearer shall be deemed to be a member of the Company and shall have the same rights and privileges as he would have if his name had been included in the register as the holder of the shares comprised in the warrant.
No right in relation to share	7.	The Company shall not be bound by or be compelled in any way to recognise any right in respect of the share represented by a share warrant other than the bearer's absolute right to the warrant.
Uncertificated shares	8.
	(A)
		Pursuant and subject to the Order, the board may permit title to some or all of the shares of any class to be evidenced otherwise than by a certificate and title to such shares to be transferred in accordance with the relevant laws, rules and regulations and may make arrangements for that class of shares to become a participating class. Title to some or all of the shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the Order and the relevant laws, rules and regulations, determine at any time that title to some or all of the shares of any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such shares shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B)	In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:
	(i)	the holding of shares of that class in uncertificated form;
	(ii)	the transfer of title to shares of that class by means of a relevant system;
	(iii)	the exercise of any powers or functions by the Company or the effecting by the Company of any actions by means of a relevant system; and
	(iv)	any provision of the Order.
(C)
Some or all of the shares of a class which is at the relevant time a participating class may be changed from uncertificated form to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided for in or under the relevant laws, rules and regulations.
(D)
Unless the board otherwise determines or the Order or the relevant laws, rules and regulations otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.
(E)	Subject to the Companies Law, the directors may lay down regulations not included in these Articles which (in addition to, or in substitution for, any provisions in these Articles):
	(i)	apply to the issue, holding or transfer of shares in uncertificated form;
	(ii)	set out (where appropriate) the procedures for conversion and/or redemption of shares in uncertificated form; and/or
	(iii)	the directors consider necessary or appropriate to ensure that these Articles are consistent with the Order or the relevant laws, rules and regulations.
(F)
Such regulations will apply instead of any relevant provisions in these Articles which relate to the transfer, conversion and redemption of shares in uncertificated form or which are not consistent with the Order, in all cases to the extent (if any) stated in such regulations.

(G)	Where the Company is entitled under the Companies Law, the Order, the relevant laws, rules and regulations, these Articles or otherwise to dispose of, forfeit, enforce a lien over or sell or otherwise procure the sale of any shares, the directors may, in the case of any shares in uncertificated form, take such steps (subject to the Companies Law, the relevant laws, rules and regulations and these Articles) as may be required or appropriate, by instruction by means of a relevant system or otherwise and, if need be, by virtue of an irrevocable power of attorney in favour of a director deemed to be given by the relevant member under the Powers of Attorney (Jersey) Law 1995 (such power of attorney to come into effect once the Company becomes so entitled), or by virtue of an irrevocable authorisation in favour of a director deemed to be given by the name of the relevant member being entered as a member in the records of the relevant system, to effect such disposal, forfeiture, enforcement or sale including (without limitation) by:
	(i)	requesting or requiring the deletion of any computer based entries in the relevant system relating to the holding of such shares;
(ii)
altering such computer based entries so as to divest the holder of such shares of the power to transfer such shares other than to a person selected or approved by the Company for the purpose of such transfer;
	(iii)	requiring any holder of such shares to take such steps as may be necessary to sell or transfer such shares as directed by the Company;
(iv)
(subject to any applicable law) otherwise rectify or change the register in respect of any such shares in such manner as the directors consider appropriate (including, without limitation, by entering the name of a transferee into the register as the next holder of such shares); and/or
(v)
appointing any person to take any steps in the name of any holder of such shares as may be required to change such shares to certificated form and/or to effect the transfer of such shares (and such steps shall be effective as if they had been taken by such holder).
(H)	In relation to any shares in uncertificated form:
(i)
the Company may utilise the relevant system to the fullest extent available from time to time in the exercise of any of its powers or functions under the Companies Law, the Order or these Articles or otherwise in effecting any actions and the Company may from time to time determine the manner in which such powers, functions and actions shall be so exercised or effected;
(ii)
the Company may, by notice to the holder of that share, require the holder to change the form of that share to certificated form within the period specified in the notice and to hold that share in certificated form for so long as required by the Company; and
	(iii)	the Company shall not issue a share certificate.
The Company may by notice to the holder of any share in certificated form, direct that the form of such share may not be changed to uncertificated form for a period specified in such notice.

Allotment powers	9.	Subject to the provisions of applicable law, and, in the case of redeemable shares, the provisions of Article 10:
		(a) all unissued shares for the time being in the capital of the Company shall be at the disposal of the board; and
		(b)
		the board may reclassify, allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.
Redeemable shares	10.
		Subject to the provisions of the Companies Law, and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.
Commissions	11.
		The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Law. Subject to the provisions of the Companies Law, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.
Trusts not recognised	12.
	(A)
		Except as required by law, the Company shall recognise no person as holding any share on any trust and (except as otherwise provided by these Articles or by law) the Company shall not be bound by or recognise any interest in any share (or in any fractional part of a share) except the holder's absolute right to the entirety of the share (or fractional part of the share).
	(B)
		The board may at any time after the allotment of a share but before a person has been entered into the register as the holder of such share, recognise a renunciation of the share by the allottee in favour of another person and may grant to another allottee a right to effect renunciation on such terms and conditions as the board thinks fit.
VARIATION OF RIGHTS
Method of varying rights	13.
		Subject to the provisions of the Companies Law and to any rights attached to existing shares (and except in the case where there is only one holder of the issued shares of a class of shares, in which case any and all rights attached to any existing class of shares may be varied only with the consent in writing of that holder) the rights attached to any existing class of shares may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:
		(a)
		with the written consent of the holders of three-quarters in nominal value of the issued shares of the class, (excluding any shares of that class held as treasury shares), which consent shall be in hard copy form or in electronic form sent to such address (if any) for the time being specified by or on behalf of the Company for that purpose, or in default of such specification to the office, and may consist of several documents, each executed or authenticated in such manner as the board may approve by or on behalf of one or more holders, or a combination of both; or

		(b)	with the sanction of a resolution passed by a majority of three-quarters of the holders of the shares of the class who (being entitled to do so) vote in person or by proxy at a separate general meeting of such holders, but not otherwise.
When rights deemed to be varied	14.
For the purposes of Article 13, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed to be varied by:
		(a)	the reduction of the capital paid up on that share or class of shares otherwise than by a purchase or redemption by the Company of its own shares; and
(b)
the allotment of another share ranking in priority for payment of a dividend or in respect of capital or which confers on its holder voting rights more favourable than those conferred by that share or class of shares, but shall not be deemed to be varied by:
		(c)	the creation or issue of another share ranking equally with, or subsequent to, that share or class of shares or by the purchase or redemption by the Company of its own shares; or
		(d)	the Company permitting, in accordance with the Order, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.
SHARE CERTIFICATES
Members' rights to certificates	15.
Every member, on becoming the holder of any certificated share (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled, without payment, to one certificate for all the certificated shares of each class held by him (and, on transferring a part of his holding of certificated shares of any class, to a certificate for the balance of his holding of certificated shares). He may elect to receive one or more additional certificates for any of his certificated shares if he pays for every certificate after the first a reasonable sum determined from time to time by the board. Every certificate shall:
		(a)	be executed under the seal or otherwise in accordance with Article 175 or in such other manner as the board may approve; and
		(b)	specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

The Company shall not be bound to issue more than one certificate for certificated shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. Shares of different classes may not be included in the same certificate.

Replacement certificates	16.	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the board may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.
LIEN
Company to have lien on shares	17.
		The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to the Company (whether presently or not) in respect of that share. The board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to any amount (including without limitation dividends) payable in respect of it.
Enforcement of lien by sale	18.
		The Company may sell, in such manner as the board determines, any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after notice has been sent to the holder of the share, or to the person entitled to it by transmission, demanding payment and stating that if the notice is not complied with the share may be sold.
Giving effect to sale	19.
		To give effect to that sale the board may, if the share is a certificated share, authorise any person to execute an instrument of transfer, or a director may do so under an irrevocable power of attorney in favour of a director deemed to be granted by the relevant member under the Powers of Attorney (Jersey) Law 1995, such power of attorney to come into effect on the date of the notice under Article 18, in respect of the share sold to, or in accordance with the directions of, the buyer. If the share is an uncertificated share, the board may exercise any of the Company's powers under Article 8 to effect the sale of the share to, or in accordance with the directions of, the buyer. The buyer shall not be bound to see to the application of the purchase money and his title to the share shall not be affected by any irregularity in or invalidity of the proceedings in relation to the sale.
Application of proceeds	20.
		The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the sum in respect of which the lien exists as is presently payable. Any residue shall (if the share sold is a certificated share, on surrender to the Company for cancellation of the certificate in respect of the share sold and, whether the share sold is a certificated or uncertificated share, subject to a like lien for any moneys not presently payable as existed on the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES
Power to make calls	21.
		Subject to the terms of allotment, the board may from time to time make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium). Each member shall (subject to receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company the amount called on his shares as required by the notice. A call may be required to be paid by instalments. A call may be revoked in whole or part and the time fixed for payment of a call may be postponed in whole or part as the board may determine. A person on whom a call is made shall remain liable for calls made on him even if the shares in respect of which the call was made are subsequently transferred.
Time when call made	22.	A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.
Liability of joint holders	23.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.
Interest payable	24.
		If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid. Interest shall be paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, the rate determined by the board, not exceeding 15 per cent. per annum, but the board may in respect of any individual member waive payment of such interest wholly or in part.
Deemed calls	25.
		An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.
Differentiation on calls	26.
		Subject to the terms of allotment, the board may make arrangements on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of calls on their shares.
Payment of calls in advance	27.
		The board may, if it thinks fit, receive from any member all or any part of the moneys uncalled and unpaid on any share held by him. Such payment in advance of calls shall extinguish the liability on the share in respect of which it is made to the extent of the payment. The Company may pay on all or any of the moneys so advanced (until they would but for such advance become presently payable) interest at such rate agreed between the board and the member not exceeding (unless the Company by ordinary resolution otherwise directs) 15 per cent. per annum.

FORFEITURE AND SURRENDER
Notice requiring payment of call	28.
		If a call or any instalment of a call remains unpaid in whole or in part after it has become due and payable, the board may give the person from whom it is due not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.
Forfeiture for non-compliance	29.
		If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited share which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. Where the forfeited share is held in certificated form, an entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.
Sale of forfeited shares	30.
		Subject to the provisions of the Companies Law, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines, either to the person who was the holder before the forfeiture or to any other person. At any time before sale, re-allotment or other disposal, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share held in certificated form is to be transferred to any person, the board may authorise any person to execute an instrument of transfer of the share to that person. Where for the purposes of its disposal a forfeited share held in uncertificated form is to be transferred to any person, the board may exercise any of the Company's powers or their powers (whether as a board or as individual directors) under Article 8. The Company may receive the consideration given for the share on its disposal and may register the transferee as holder of the share.
Liability following forfeiture	31.
		A person shall cease to be a member in respect of any share which has been forfeited and shall, if the share is a certificated share, surrender the certificate for any forfeited share to the Company for cancellation. The person shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of that share with interest on that amount at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the rate determined by the board, not exceeding 15 per cent. per annum from the date of forfeiture until payment. The board may enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.
Surrender	32.
		The board may accept the surrender of any share which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Extinction of rights	33.	The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only those rights and liabilities expressly saved by these Articles, or as are given or imposed in the case of past members by the Companies Law.
Evidence of forfeiture or surrender	34.
		A declaration by a director or the secretary that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject if necessary to the execution of an instrument of transfer or transfer by means of the relevant system, as the case may be and in connection with which a director may exercise an irrevocable power of attorney deemed to be given by the relevant member under the Powers of Attorney (Jersey) Law 1995 such power to come into effect on the date of the relevant declaration) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the purchase money, if any, and his title to the share shall not be affected by any irregularity in, or invalidity of, the proceedings in reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.
TRANSFER OF SHARES
Form and execution of transfer of certificated share	35.
		Without prejudice to any power of the Company to register as shareholder a person to whom the right to any share has been transmitted by operation of law, the instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.
Invalid transfers of certificated shares	36.	The board may refuse to register the transfer of a certificated share unless the instrument of transfer:
		(a)
		is lodged, duly stamped (if stampable), at the office or at another place appointed by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;
		(b) is in respect of only one class of shares; and
		(c) is in favour of not more than four transferees.
Transfers by recognised persons	37.
		In the case of a transfer of a certificated share by a recognised person, the lodging of a share certificate will only be necessary if and to the extent that a certificate has been issued in respect of the share in question.
Notice of refusal to register	38.
		If the board refuses to register a transfer of a share in certificated form, it shall send the transferee notice of its refusal within two months after the date on which the instrument of transfer was lodged with the Company.
Suspension of registration	39.
		The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the board may determine, except that the board may not suspend the registration of transfers of any participating class other than in accordance with the relevant laws, rules and regulations.

No fee payable on registration	40.	No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.
Retention of transfers	41.
		The Company shall be entitled to retain an instrument of transfer which is registered, but an instrument of transfer which the board refuses to register shall be returned to the person lodging it when notice of the refusal is sent.
Transfer of uncertificated share	42.
		Subject to such restrictions of these Articles as may be applicable any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for and subject as provided in the Order and the relevant laws, rules and regulations provided that legal title to such shares shall not pass until such transfer is entered into the register and accordingly no provision of these Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred.
TRANSMISSION OF SHARES
Transmission	43.
		If a member dies, the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest. Nothing in these Articles shall release the estate of a deceased member (whether a sole or joint holder) from any liability in respect of any share held by him.
Elections permitted	44.
		A person becoming entitled by transmission to a share may, on production of any evidence as to his entitlement properly required by the board, elect either to become the holder of the share or to have another person nominated by him registered as the transferee. If he elects to become the holder he shall send notice to the Company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including without limitation the execution of any document and the giving of any instruction by means of a relevant system) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares apply to that notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.
Elections required	45.
		The board may at any time send a notice requiring any such person to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the board may after the expiry of that period withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Rights of persons entitled by transmission	46.	A person becoming entitled by transmission to a share shall, on production of any evidence as to his entitlement properly required by the board and subject to the requirements of Article 44, have the same rights in relation to the share as he would have had if he were the holder of the share, subject to Article 188. That person may give a discharge for all dividends and other moneys payable in respect of the share, but he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any meeting of the Company or to receive notice of, or to attend or vote at, any separate meeting of the holders of any class of shares in the capital of the Company.
ALTERATION OF SHARE CAPITAL
Alterations by special resolution	47.	The Company may by special resolution:
		(a)	increase its share capital by such sum to be divided into shares of such amount and in such currency or currencies as the resolution prescribes;
		(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;
		(c)	convert all or any of its fully paid shares into stock, and reconvert that stock into fully paid shares of any denomination;
		(d)
			subject to the provisions of the Companies Law, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others;
		(e)	subject to the provisions of the Companies Law convert or denominate any of its shares the nominal value of which is expressed in one currency into shares of a nominal value of another currency; and
		(f)
			cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.
New shares subject to these Articles	48.	All shares created by special resolution pursuant to Article 47 shall be:
		(a)	subject to all the provisions of these Articles, including without limitation provisions relating to payment of calls, lien, forfeiture, transfer and transmission; and
		(b)	unclassified, unless otherwise provided by these Articles, by the resolution creating the shares or by the terms of allotment of the shares.

Fractions arising	49.	Whenever any fractions arise as a result of a consolidation or sub-division of shares, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the board may sell shares representing fractions to which any members would otherwise become entitled to any person (including, subject to the provisions of the Companies Law, the Company) and distribute the net proceeds of sale in due proportion among those members. Where the shares to be sold are held in certificated form the board may authorise some person to execute an instrument of transfer of the shares or a director may do so by virtue of an irrevocable power of attorney deemed to be granted by the relevant member under the Powers of Attorney (Jersey) Law 1995 such power of attorney to come into effect on the date of the creation of the fractions of shares to, or in accordance with the directions of, the buyer. Where the shares to be sold are held in uncertificated form, the board may do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the buyer and in addition a director may exercise an irrevocable power of attorney deemed to be granted by the relevant member under the Powers of Attorney (Jersey) Law 1995 in respect of the same such power of attorney to come into effect on the date of the creation of the fractions of shares. The buyer shall not be bound to see to the application of the purchase moneys and his title to the shares shall not be affected by any irregularity in, or invalidity of, the proceedings in relation to the sale.
Power to reduce capital	50.
		In accordance with (and subject to) the provisions of Article 61 of the Companies Law, the Company may by special resolution reduce its share capital, capital redemption reserve and share premium account in any way.
PURCHASE OF OWN SHARES
Power to purchase own shares	51.
		Subject to and in accordance with the provisions of the Companies Law and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares.
DISCLOSURE OF INTERESTS
	52.
	(A)
		Each person that holds a beneficial interest in shares of the Company must comply with the beneficial ownership disclosure obligations contained in Section 13(d) of the Exchange Act and the rules promulgated thereunder.

Non compliance or non-disclosure of Interest	(B)
Where the holder of any shares in the Relevant Share Capital in the Company, or any other person appearing to be interested in those shares, fails to comply, within the relevant period, with any disclosure notice issued pursuant to Article 53 in respect of those shares or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular as the board may determine at its sole discretion, the Company may give the holder of those shares:
		(i)	a further notice (a direction notice) to the relevant holder of shares directing that:
i.
in respect of the shares in relation to which the default occurred (the default shares, which expression includes any shares issued after the date of the disclosure notice issued pursuant to Article 53 in respect of those shares) such holder shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll or to exercise any other right conferred by membership in relation to any such meeting or poll;
ii.
in respect of the default shares where the default shares represent at least 0.25% in nominal value of the issued shares of their class (calculated exclusive of any shares held as treasury shares): (a) no payment shall be made by way of dividend or distribution (or any other amount payable in respect of the default shares) and the Company shall not be required to pay interest in respect of any such amounts not paid; (b) no transfer of any default share shall be registered unless: (1) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer and that none of the shares the subject of the transfer are default shares; or (2) the transfer is an approved transfer; and/or
iii.
in respect of any shares held in uncertificated form, such shares be converted into certificated form (and the board shall be entitled to issue such directions in accordance with the Order and relevant laws, rules and regulations applicable to those shares to effect that conversion immediately) and that member shall not after that be entitled to convert all or any shares held by him into uncertificated form (except with the authority of the board),

(and, for the purposes of ensuring this Article 52 can apply to all shares held by the holder, the Company may, in accordance with the Order and relevant laws, rules and regulations issue a written notification requiring the conversion into certificated form of any shares held by the holder in uncertificated form), provided that any direction notice shall cease to have effect not more than seven days after the earlier of receipt by the Company of (1) a notice of an approved transfer, but only in relation to the shares transferred; or (2) all the information required by the relevant disclosure notice issued pursuant to Article 53, in a form satisfactory to the board and with the board being reasonably satisfied that such information is complete and accurate; or
(ii)
a further notice (an application notice) to the effect that from the service of the application notice the Company may apply to the Royal Court of Jersey, or any other appropriate court, for an order compelling the relevant holder of shares (whether such application notice has been issued in respect of the actions or omissions of such holder or in respect of another person to whom Articles 52 and 53 refer) to comply with the provisions in this Article 52 and Article 53. Notwithstanding the outcome of any such application to court, the Company shall be fully indemnified on demand by the relevant holder of shares in respect of which an application notice has been served in respect of all costs, liabilities and expenses (including, but not limited to, all legal fees and other associated costs) in respect of such application. The board may, at its discretion, waive in whole or in part the Company's right to be indemnified in respect of any application referred to above.
(C)	The board may compel the relevant holder of shares to sell its shares in the Relevant Share Capital to a third party where:
(i)
the board is satisfied that the relevant holder of shares is in default in supplying to the Company the information thereby required by any disclosure notice issued pursuant to Article 53, or, in purported compliance with such a notice, has made a statement or given information which is false or inadequate in a material particular; or
	(ii)	the percentage of shares in which a member is interested exceeds 9.9%.
(D)	For the purposes of this Article and Article 53:

Relevant Share Capital means the Company's issued share capital of any class carrying rights to vote in all circumstances at general meetings of the Company (including, but not limited to, shares which, following the exercise of an option for their conversion, event of default or otherwise, have become fully enfranchised for voting purposes) and for the avoidance of doubt:
	(i)	where the Company's share capital is divided into different classes of shares, references to Relevant Share Capital are to the issued share capital of each such class taken separately; and
(ii)
the temporary suspension of voting rights in respect of shares comprised in the issued share capital of the Company of any such class does not affect the application of this Article in relation to interests in those or any other shares comprised in that class;

interest means, in relation to the Relevant Share Capital, any interest of any kind whatsoever (including, without limitation, a short position) in any shares comprised therein (disregarding any restraints or restrictions to which the exercise of any right attached to the interest in the share is, or may be, subject) and without limiting the meaning of "interest" a person shall be taken to have an interest in a share if:
	(i)	he enters into a contract for its purchase by him (whether for cash or other consideration); or
(ii)
not being the registered holder, he is entitled or able, directly or indirectly, to exercise any right conferred by the holding of the share or is entitled or able, directly or indirectly, to control the exercise or non-exercise of any such right; or
	(iii)	he is a beneficiary of a trust where the property held on trust includes an interest in the share; or
	(iv)	otherwise than by virtue of having an interest under a trust, he has a right to call for delivery of the share to himself or to his order (whether the right is conditional or absolute); or
(v)
otherwise than by virtue of having an interest under a trust, he has a right to acquire an interest in the share or is under an obligation to take an interest in the share (whether the right or obligation is conditional or absolute); or
	(vi)	he is a CDI Holder; or
	(vii)	he has or previously had, or is or was entitled to acquire, a right to subscribe for the share; or
(viii)
he is the holder, writer or issuer of derivatives (including options, futures, and contracts for difference) involving shares whether or not: (a) they are cash-settled only; (b) the shares are obliged to be delivered; or (c) the person in question holds the underlying shares at that time, whether in any case the contract, right or obligation is absolute or conditional, legally enforceable or not and evidenced in writing or not, and it shall be immaterial that a share in which a person has an interest is unidentifiable.

For the purpose of sub-paragraph (ii) above, a person is entitled to exercise or control the exercise of a right conferred by the holding of shares if he (a) has a right (whether subject to conditions or not) the exercise of which would make him so entitled, or (b) is under an obligation (whether subject to conditions or not) the fulfilment of which would make him so entitled.
For the purpose of sub-paragraph (viii) above, a "derivative" shall, in relation to shares, include:
(a)	rights, options or interests (whether described as units or otherwise) in, or in respect of, the shares;
(b)
contracts or arrangements, the purpose or pretended purpose of which is, or where a person has a right, to secure or increase a profit or avoid or reduce a loss, wholly or partly by reference to the price or value, or a change in the price or value of shares or any rights, options or interests under sub-paragraph (a) of this definition above;

(c)
rights options or interests (whether described as units or otherwise) in, or in respect of any rights, options or interests under, sub-paragraph (a) of this definition above, or any contracts referred to in sub-paragraph (b) of this definition above;
(d)	instruments or other documents creating, acknowledging or evidencing any rights, options or interests or any contracts referred to in sub-paragraph (a), (b) or (c) of this definition above; and
(e)	the right of a person to:
(i) require another person to deliver the underlying shares; or
(ii) receive from another person a sum of money if the price of the underlying shares increases or decreases.
A person is taken to be interested in any shares in which his spouse or any infant child or step-child of his is interested; and "infant" means a person under the age of 18 years.
A person is taken to be interested in shares if a body corporate is interested in them; and
(a)	that body corporate or its directors are accustomed to act in accordance with his directions or instructions; or
(b)	he is entitled to exercise or control the exercise of one third or more of the voting power at general meetings of that body corporate.
PROVIDED THAT:
(i)
where a person is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of a body corporate and that body corporate is entitled to exercise or control the exercise of any of the voting power at general meetings of another body corporate (the effective voting power) then, for purposes of sub-paragraph (ii) above, the effective voting power is taken as exercisable by that person; and
(ii)
a person is entitled to exercise or control the exercise of voting power if he has a right (whether subject to conditions or not) the exercise of which would make him so entitled or he is under an obligation (whether or not so subject) the fulfilment of which would make him so entitled,

A person is taken to be interested in shares as a result of an agreement between two or more persons that includes provision for the acquisition by any one or more of them of interests in shares in the Relevant Share Capital if:
(a)
the agreement includes provision imposing obligations or restrictions on any one or more of the parties to it with respect to their use (being the exercise of any rights or of any control or influence arising from those interests, including the right to enter into an agreement for the exercise, or for control of the exercise, of any of those rights by another person), retention or disposal of their interests in the shares acquired in pursuance of the agreement (whether or not together with any other interests of theirs in the shares to which the agreement relates), and
(b)	an interest in the shares is in fact acquired by any of the parties in pursuance of the agreement.

person appearing to be interested in any shares shall mean any person named in a response to a disclosure notice or otherwise notified to the Company by a member as being so interested or shown in any register or record kept by the Company under the Companies Law as so interested or, taking into account a response or failure to respond in the light of the response to any other disclosure notice and any other relevant information in the possession of the Company, any person whom the Company knows or has reasonable cause to believe is or may be so interested;

relevant period means (i) in the case of the obligation of each member to comply with the notification obligations pursuant to paragraph (A) of this Article 52, the period required to make the relevant beneficial ownership disclosure under the relevant provisions of Section 13(d) of the Exchange Act and the rules promulgated thereunder and (ii) in relation to an obligation of any person required to give information pursuant to a disclosure notice, a period of 14 days following service of a disclosure notice; and
disclosure notice means a notice served by the Company under Article 53 requiring particulars of interests in shares or of the identity of persons interested in shares.
Power of the Company to investigate interests in shares	53.
(A)
The Company may by notice in writing require any person whom the Company knows or has reasonable cause to believe to be interested in shares comprised in the Relevant Share Capital or to have been so interested at any time during the three years immediately preceding the date on which the notice is issued:
		(i)	to confirm that fact or (as the case may be) to indicate whether or not it is the case; and
		(ii)	if he holds, or has during the time held, any such interest, to give such further information as may be required in accordance with the following provisions of this Article.
	(B)	The notice may request the person to whom it is addressed:
		(i)	to give particulars of his present or past interest in shares comprised in the Relevant Share Capital (held by him at any time during the three year period mentioned in paragraph (A) of this Article);
(ii)
where the interest is a present interest and any other interest in the shares subsists, or in any case, where another interest in the shares subsisted during that three year period at any time when his own interest subsisted, to give (so far as lies within his knowledge) such particulars with respect to that other interest as may be required by the notice including the identity of the persons interested in the shares in question;
(iii)
where his interest is a past interest to give (so far as lies within his knowledge) particulars of any other interest which subsisted during the three year period immediately prior to his ceasing to hold it; and
		(iv)	where his interest is a past interest to give (so far as lies within his knowledge) particulars of the identity of the person who held that interest immediately upon his ceasing to hold it.
	(C)	The information required by the notice must be delivered within the relevant period.

(D)
This Article applies in relation to a person who has or previously had, or is or was entitled to acquire, a right to subscribe for shares in the Company which would on issue be comprised in Relevant Share Capital as it applies in relation to a person who is or was interested in shares so comprised; and reference above in this Article to an interest in shares so comprised and to shares so comprised shall be read accordingly in any such case as including any such right and shares which would on issue be so comprised.
	(E)	The Company will keep a register of information received pursuant to this Article. The Company will within 3 days of receipt of such information enter in the register:
(a) the fact that the requirement was imposed and the date it was imposed; and
(b) the information received in pursuance of the requirement.

The information must be entered against the name of the present holder of the shares in question, if there is no present holder, or the present holder is unknown, against the name of the person holding the interest. All entries will be in chronological order. The register kept for these purposes will be available for inspection by members of the Company at the Company's registered office or at any other place specified by the board.
GENERAL MEETINGS
Annual general meeting	54.	The board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Law.
Class meetings	55.
All provisions of these Articles relating to general meetings of the Company shall, the necessary changes having been made, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:
(a)
the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) or, at any adjourned meeting of such holders, one holder present in person or by proxy, whatever the amount of his holding, who shall be deemed to constitute a meeting;
(b) any holder of shares of the class present in person or by proxy may demand a poll; and
(c) each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.
For the purposes of this Article, where a person is present by proxy or proxies, he is treated only as holding the shares in respect of which those proxies are authorised to exercise voting rights.

Convening general meetings	56.	The board may call general meetings whenever and at such times and places as it shall determine. On the requisition of members pursuant to the provisions of the Companies Law, the board shall promptly convene a general meeting in accordance with the requirements of the Companies Law. Any director of the Company may call a general meeting, but where no director is willing or able to do so, any two members of the Company may summon a meeting for the purpose of appointing one or more directors.

NOTICE OF GENERAL MEETINGS

Period of notice	57.	All general meetings of the Company shall be called by at least 14 clear days' notice.
Recipients of notice	58.
		Subject to the provisions of the Companies Law, to the provisions of these Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each CDI Holder and to each of the directors. The Company may determine that the members entitled to receive a notice of a general meeting of the Company are the members on the register at the close of business on a day determined by the Company, which day may not be more than 21 days before the day that notices of the meeting are sent. The auditors are entitled to receive all notices of, and other communications relating to, any general meeting which any member is entitled to receive.
Contents of notice: general	59.
		The notice shall specify the time, date and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 64, which shall be identified as such in the notice) and the general nature of the business to be dealt with.
Record time for shareholders	60.
		For the purpose of determining whether a person is entitled as a member to attend or vote at a meeting and how many votes such person may cast, the Company may specify in the notice of the meeting a time (the Member Voting Record Time) not more than 48 hours before the time fixed for the meeting, by which a person who holds shares in registered form must be entered on the register in order to have the right to attend or vote at the meeting or to appoint a proxy to do so.
Record time for CDI Holders	61.	Subject to the ASTC Settlement Rules, for the purpose of determining whether a person is entitled as a CDI Holder to:
		(a) exercise the rights conferred by Article 100; and
		(b) receive a CDI Voting Notice in accordance with Article 101; and
		(c) in cases where the Company has made arrangements to pay dividends directly to CDI Holders, be paid dividends,

		and, where relevant, the number of CDIs in respect of which he is so entitled, the Company may determine that the CDI Holders so entitled shall be the persons entered on the CDI Register at the close of business on any date specified for the particular purpose (each, a CDI Record Date).
Contents of notice: additional requirements	62.
		In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.

Article 64 arrangements	63.	The notice shall include details of any arrangements made for the purpose of Article 66 (making clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates).
General meetings at more than one place	64.
		The board may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The members present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the general meeting is satisfied that adequate facilities are available throughout the general meeting to ensure that members attending at all the meeting places are able to:
		(a) participate in the business for which the meeting has been convened;
		(b)
		hear and see all persons who speak (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place; and
		(c) be heard and seen by all other persons so present in the same way.
		The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal meeting place.
Interruption or adjournment where facilities inadequate	65.
		If it appears to the chairman of the general meeting that the facilities at the principal meeting place or any satellite meeting place have become inadequate for the purposes referred to in Article 64, then the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid. The provisions of Article 80 shall apply to that adjournment.
Other arrangements for viewing and hearing proceedings	66.
		The board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.
Controlling level of attendance	67.
		The board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article 66 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article 66. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any such arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

Change in place and/or time of meeting	68.	If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 64 applies) and/or time, it may change the place (or any of the places, in the case of a meeting to which Article 64 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the board may then change the place (or any of the places, in the case of a meeting to which Article 64 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case, a proxy appointment in relation to the meeting may, if by means of a document in hard copy form, be delivered to the office or to such other place as may be specified by or on behalf of the Company in accordance with Article 106(a) or, if in electronic form, be received at the address (if any) specified by or on behalf of the Company in accordance with Article 106(b), at any time not less than 48 hours before the postponed time appointed for holding the meeting provided that the board may specify, in any case, that in calculating the period of 48 hours, no account shall be taken of any part of a day that is not a working day.
Meaning of participate	69.
		For the purposes of Articles 64, 65, 66, 67 and 68, the right of a member or proxy to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll and have access to all documents which are required by the Companies Law or these Articles to be made available at the meeting.
Accidental omission to send notice etc.	70.
		The accidental omission to send a notice of a meeting or resolution, or to send any notification where required by the Companies Law or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Law or these Articles, or to send a CDI Voting Notice, to any person entitled to receive it, or the non-receipt for any reason of any such notice, resolution or notification, or form of proxy, or CDI Voting Notice, or the non-receipt by the Company of a completed form of proxy, or of completed CDI Voting Instructions, in each case whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.
Security	71.
		The board and, at any general meeting, the chairman may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The board and, at any general meeting, the chairman are entitled to refuse entry to a person who refuses to comply with these arrangements, requirements or restrictions.

Requisitioned business	72.	Where a member or members, in accordance with the provisions of the Companies Law, request the Company to (i) call a general meeting for the purposes of bringing a resolution before the meeting, or (ii) give notice of a resolution to be proposed at a general meeting, such request must, in each case and in addition to the requirements of the Companies Law, if the request relates to any business that the member proposes to bring before the meeting, set forth:
(a)
a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text of the proposal (including the complete text of any resolution(s) proposed for consideration) and, in the event that such business includes a proposal to amend these Articles, the complete text of the proposed amendment;
(b)
any material interest of such member or any Shareholder Associated Person of such member in such business (including any anticipated benefit therefrom to the member or Shareholder Associated Person of such member); and
(c)
a description of all agreements, arrangements and understandings (whether written or oral) between such member or any Shareholder Associated Person of such member and any other person or persons (including their names) in connection with the request by such member.

For the purposes of this Article, Shareholder Associated Person of any member means (i) any person controlling, directly or indirectly, or acting in concert with, such member, (ii) any beneficial owner of shares of stock of the Company owned of record or beneficially by such member, and (iii) any person controlling, controlled by or under common control with such Shareholder Associated Person.
73.
Without prejudice to the rights of any member under the Companies Law, a member who makes a request to which Article 72 relates, must deliver any such request in writing to the secretary at the office not earlier than the close of business on the one hundred and twentieth (120th) calendar day nor later than the close of business on the ninetieth (90th) calendar day prior to the date of the first anniversary of the preceding year's annual general meeting, provided, however, that if the date of an annual meeting is more than thirty (30) calendar days before or more than sixty (60) calendar days after the date of the first anniversary of the preceding year's annual general meeting, notice by the member must be so delivered in writing not earlier than the close of business on the one hundred and twentieth (120th) calendar day prior to such annual general meeting and not later than the close of business on the later of (i) the ninetieth (90th) calendar day prior to such annual general meeting, and (ii) the 10th calendar day after the day on which public announcement of the date of such annual general meeting is first made by the Company. In no event shall any adjournment or postponement of an annual general meeting or the public announcement thereof commence a new time period for the giving of a member's notice as described in this Article 73.
74.
For purposes of this Article, public announcement means disclosure in a press release reported by Reuters, the Dow Jones News Service, Associated Press or a comparable news service or in a document publicly filed by the Company with the U.S. Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

PROCEEDINGS AT GENERAL MEETINGS

Quorum	75.	No business shall be dealt with at any general meeting unless a quorum is present, but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, two qualifying persons present at a meeting and entitled to vote on the business to be dealt with are a quorum, unless:
		(a)
		each is a qualifying person only because he is authorised under the Companies Law to act as a representative of a corporation in relation to the meeting, and they are representatives of the same corporation; or
		(b) each is a qualifying person only because he is appointed as proxy of a member in relation to the meeting, and they are proxies of the same member.

		For the purposes of this Article a "qualifying person" means (i) an individual who is a member of the Company, (ii) a person authorised under the Companies Law to act as a representative of the corporation in relation to the meeting, or (iii) a person appointed as proxy of a member in relation to the meeting.
If quorum not present	76.
		If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairman of the meeting may decide to wait) from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such time and place as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within 15 minutes after the time appointed for holding the meeting.
Chairman	77.
		The chairman, if any, of the board or, in his absence, any deputy chairman of the Company or, in his absence, some other director nominated by the board, shall preside as chairman of the meeting. If neither the chairman, deputy chairman nor such other director (if any) is present within five minutes after the time appointed for holding the meeting or is not willing to act as chairman, the directors present shall elect one of their number to be chairman. If there is only one director present and willing to act, he shall be chairman. If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present in person or by proxy and entitled to vote shall choose a member or a proxy of a member or a person authorised to act as a representative of a corporation in relation to the meeting to be chairman.
Directors entitled to speak	78.
		A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of the Company.

Adjournment: chairman's powers	79.	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place. No business shall be dealt with at an adjourned meeting other than business which might properly have been dealt with at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairman's power to adjourn a meeting conferred by Article 65), the chairman may adjourn the meeting to another time and place without such consent if it appears to him that:
		(a)	it is likely to be impracticable to hold or continue that meeting because of the number of members wishing to attend who are not present; or
		(b)	the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or
		(c)	an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.
Adjournment: procedures	80.
		Any such adjournment may be for such time and to such other place (or, in the case of a meeting held at a principal meeting place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members or proxies may be unable to be present at the adjourned meeting. Any such member or proxy may nevertheless appoint a proxy for the adjourned meeting in accordance with Article 106 or by means of a document in hard copy form which, if delivered at the meeting which is adjourned to the chairman or the secretary or any director, shall be valid even though it is given at less notice than would otherwise be required by Article 106(a). When a meeting is adjourned for 30 days or more or for an indefinite period, notice shall be sent at least seven clear days before the date of the adjourned meeting specifying the time and place (or places, in the case of a meeting to which Article 64 applies) of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to send any notice of an adjournment or of the business to be dealt with at an adjourned meeting.
Amendments to resolutions	81.
		If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either:
		(a)
			at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered (which if the board so specifies, shall be calculated taking no account of any part of a day that is not a working day), notice of the terms of the amendment and the intention to move it has been delivered in hard copy form to the office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in electronic form at such address (if any) for the time being specified by or on behalf of the Company for that purpose, or

		(b)	the chairman in his absolute discretion decides that the amendment may be considered and voted on.
Methods of voting	82.
		All special resolutions put to the vote of a general meeting shall be decided by way of poll. All other resolutions put to the vote of a general meeting shall be decided on a show of hands unless, before or on the declaration of the result of, a vote on the show of hands, or on the withdrawal of any other demand for a poll, a poll is duly demanded. Subject to the provisions of the Companies Law, a poll may be demanded by:
		(a)	the chairman of the meeting; or
		(b)
			(except on the election of the chairman of the meeting or on a question of adjournment) at least five persons present at the meeting being members or a proxy or proxies for members in each case having the right to vote on the resolution; or
		(c)
			any person or persons present at the meeting being a member or members or a proxy or proxies representing not less than 10% of the total voting rights of all the members having the right to vote on the resolution (excluding any voting rights attached to any shares held as treasury shares); or
		(d)
			any person or persons present at the meeting being a member or members or a proxy or proxies holding shares conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right (excluding any shares conferring a right to vote on the resolution which are held as treasury shares).
		A demand by a person as proxy for a member shall be the same as a demand by the member.

		The appointment of a proxy to vote on a matter at a meeting authorises the proxy to demand, or join in demanding, a poll on that matter. In applying the provisions of this Article, a demand by a proxy counts (i) for the purposes of paragraph (b) of this Article, as a demand by the member, (ii) for the purposes of paragraph (c) of this Article, as a demand by a member representing the voting rights that the proxy is authorised to exercise, and (iii) for the purposes of paragraph (d) of this Article, as a demand by a member holding the shares to which those rights are attached.
Declaration of result	83.
		Unless a poll is duly demanded (and the demand is not withdrawn before the poll is taken) a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.
Chairman's casting vote	84.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

Withdrawal of demand for poll	85.	The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If the demand for a poll is withdrawn, the chairman or any other member entitled may demand a poll.
Conduct of poll	86.
		Subject to Article 87, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
When poll to be taken	87.
		A poll demanded on the election of a chairman or on a question of adjournment shall be taken immediately. A poll demanded on any other question shall be taken either at the meeting or at such time and place as the chairman directs not being more than 30 days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.
Notice of poll	88.
		No notice need be sent of a poll not taken at the meeting at which it is demanded if the time and place at which it is to be taken are announced at the meeting. In any other case notice shall be sent at least seven clear days before the taking of the poll specifying the time and place at which the poll is to be taken.
Effectiveness of special resolutions	89.	Where for any purpose an ordinary resolution of the Company is required, a special resolution shall also be effective.

VOTES OF MEMBERS

Right to vote	90.	Subject to any rights or restrictions attached to any shares:
		(a)	on a show of hands every member who is present in person shall have one vote and every proxy present who has been duly appointed by a member entitled to vote on the resolution has one vote; and
		(b)	on a poll every member present in person or (except in the case of a proxy appointed by the Depositary Nominee) by proxy shall have one vote for every share of which he is the holder.
Votes of joint holders	91.
		In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the register.

Member under incapacity	92.	A member in respect of whom an order has been made by a court or official having jurisdiction (whether in Jersey or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised for that purpose appointed by that court or official. That receiver, curator bonis or other person may vote, on a show of hands or on a poll, by proxy. The right to vote shall be exercisable only if evidence satisfactory to the board of the authority of the person claiming to exercise the right to vote has been delivered to the office, or another place specified in accordance with these Articles for the delivery of proxy appointments, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised provided that the board may specify, in any case, that in calculating the period of 48 hours, no account shall be taken of any part of a day that is not a working day.
Calls in arrears	93.
		No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.
Errors in voting	94.
		If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.
Objection to voting	95.
		No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting or poll at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.
Voting: additional provisions	96.	On a poll, a member or proxy entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.
PROXIES AND CORPORATE REPRESENTATIVES
Appointment of proxy form	97.	The appointment of a proxy shall be made in writing and shall be in any usual form or in any other form which the board may approve. Subject thereto, the appointment of a proxy may be:
		(a) in hard copy form; or
		(b) in electronic form, if the Company agrees.
Execution of proxy	98.
		The appointment of a proxy, made in hard copy form or in electronic form, shall be executed in such manner as may be approved by or on behalf of the Company from time to time. Subject thereto, the appointment of a proxy shall be executed by the appointor or any person duly authorised by the appointor or, if the appointor is a corporation, executed by a duly authorised person or under its common seal or in any other manner authorised by its constitution.

Proxies: other provisions	99.	The board may, if it thinks fit, but subject to the provisions of the Companies Law, at the Company's expense send hard copy forms of proxy for use at the meeting and issue invitations in electronic form to appoint a proxy in relation to the meeting in such form as may be approved by the board. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one proxy to attend on the same occasion, provided that each such proxy is appointed to exercise the rights attached to a different share or shares held by that member.
CDI voting and proxy arrangements	100.
		Subject to Article 101, at every general meeting of the Company each person who is a CDI Holder at the relevant CDI Record Date shall have the right, in respect of the number of CDIs held by them at the relevant CDI Record Date to direct the Depositary Nominee:
		(a) as to how it should vote with respect to resolutions described in a notice of general meeting;
		(b) to appoint him as its proxy; or
		(c) to appoint as its proxy a person nominated by him,
		each a CDI Voting Instruction.
Notices in relation to CDI voting	101.
		The Company shall send a notice (a CDI Voting Notice) to each CDI Holder on the CDI Register at the relevant CDI Record Date informing them of their rights under Article 100 and of the time by which CDI Voting Instructions must be received by the Company (CDI Voting Instruction Receipt Time). Any CDI Voting Instruction received after the CDI Voting Instruction Receipt Time shall be void.
Same rights	102.	Subject to these Articles, a proxy appointed by the Depositary Nominee shall have the same rights (and be subject to the same restrictions) as a proxy appointed by any other member.
Effect of voting instructions	103.	Where CDI Voting Instructions are received by the CDI Voting Instruction Receipt Time, then:
		(a)
		in the case where a CDI Holder has given directions pursuant to Article 100(a), the number of votes that shall be cast by the Depositary Nominee on a poll on their behalf shall be equal to the number of CDIs in respect of which that direction has been given or, if less, the number of CDIs standing to the name of that CDI Holder in the CDI Register at the relevant CDI Record Date; and
		(b)
		in the case where a CDI Holder has given a direction in accordance with Articles 100(b) or (c) to the effect that he or (as the case may be) some other person should be appointed as a proxy of the Depositary Nominee, the Depositary Nominee shall appoint the person so nominated as its proxy and the number of votes that may be cast by that proxy on a poll shall be equal to the number of CDIs in respect of which the direction has been given or, if less, the number of CDIs standing to the name of that CDI Holder in the CDI Register at the relevant CDI Record Date.

Adjustment to votes	104.	If it appears in relation to a particular resolution at a particular meeting that the aggregate number of votes cast by or on behalf of the Depositary Nominee would without an adjustment exceed the Depositary Nominee's Overall Holding at the relevant Member Voting Record Time then such adjustments shall be made to the aggregate number of votes cast for or against the resolution so that the total number of votes cast by or on behalf of the Depositary Nominee does not exceed that Depositary Nominee's Overall Holding at the Member Voting Record Time. The chairman of the meeting has discretion to make such adjustments as are fair and equitable and any such adjustments made in good faith shall be conclusive and binding on all persons interested.
		For the avoidance of doubt votes cast by or on behalf of the Depositary Nominee shall include votes cast by any proxy appointed by it.
Determination of questions relating to CDIs	105.
		Subject and without prejudice to the requirements of the ASTC Settlement Rules and the provisions of Articles 61 and 100, if in any circumstances other than those provided for in those Articles any question shall arise as to whether any person has been validly appointed to vote (or exercise any other right) in respect of a holding of CDIs or as to the number of CDIs in respect of which he is entitled to do so, then:
		(a)
		if such question arises at or in relation to a general meeting it shall be determined by the chairman of the meeting or in such other manner as may have been prescribed by regulations or procedures made or established by the board under Article 112; and
		(b) if it arises in any other circumstances it shall be determined by the board and any such determination if made in good faith shall be final and conclusive and binding on all persons interested.
Delivery/receipt of proxy appointment	106.	Without prejudice to Article 68 or to the second sentence of Article 80, the appointment of a proxy shall:
	(a)	if in hard copy form, be delivered by hand or by post to the office or such other place as may be specified by or on behalf of the Company for that purpose:
		(i) in the notice convening the meeting, or
		(ii) in any form of proxy sent by or on behalf of the Company in relation to the meeting,

		not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 68) at which the person named in the appointment proposes to vote; or
	(b)
		if in electronic form, be received at any address to which the appointment of a proxy may be sent by electronic means pursuant to any address specified by or on behalf of the Company for the purpose of receiving the appointment of a proxy in electronic form in:
		(i) the notice convening the meeting; or
		(ii) any form of proxy sent by or on behalf of the Company in relation to the meeting; or

		(iii) any invitation to appoint a proxy issued by the Company in relation to the meeting;

		not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or any postponed time appointed for holding the meeting pursuant to Article 68) at which the person named in the appointment proposes to vote; or
	(c)
		in either case, where a poll is taken more than 48 hours after it is demanded, be delivered or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or
	(d)
		if in hard copy form, where a poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director.
	In calculating the periods mentioned in this Article, the board may specify, in any case, that no account shall be taken of any part of a day that is not a working day.
Authentication of proxy appointment not made by holder	107.	Where the appointment of a proxy is expressed to have been or purports to have been made, sent or supplied by a person on behalf of the holder of a share:
		(a) the Company may treat the appointment as sufficient evidence of the authority of that person to make, send or supply the appointment on behalf of that holder;
		(b)
		that holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of any written authority under which the appointment has been made, sent or supplied, or a copy of such authority certified notarially or in some other way approved by the board, to such address and by such time as may be specified in the request and, if the request is not complied with in any respect, the appointment may be treated as invalid; and
		(c)
		whether or not a request under this Article has been made or complied with, the Company may determine that it has insufficient evidence of the authority of that person to make, send or supply the appointment on behalf of that holder and may treat the appointment as invalid.
Validity of proxy appointment	108.
		A proxy appointment which is not delivered or received in accordance with Article 106 shall be invalid. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was last delivered or received shall be treated as replacing or revoking the others as regards that share, provided that if the Company determines that it has insufficient evidence to decide whether or not a proxy appointment is in respect of the same share or which was last delivered or received, it shall be entitled to determine which proxy appointment (if any) is to be treated as valid. Subject to the Companies Law, the board may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles.
Rights of proxy	109.
		A proxy appointment shall be deemed to entitle the proxy to exercise all or any of the appointing member's rights to attend and to speak and vote at a meeting of the Company. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates.

Corporate representatives	110.	Any corporation which is a member of the Company (in this Article the grantor) may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any separate meeting of the holders of any class of shares.

		A director, the secretary or other person authorised for the purpose by the secretary may require all or any of such persons to produce a copy of the resolution of authorisation certified by an officer of the corporation before permitting him to exercise his powers.
Revocation of authority	111.	The termination of the authority of a person to act as a proxy or duly authorised representative of a corporation does not affect:
		(a)	whether he counts in deciding whether there is a quorum at a meeting;
		(b)	the validity of anything he does as chairman of a meeting;
		(c)	the validity of a poll demanded by him at a meeting; or
		(d)	the validity of a vote given by that person,

		unless notice of the termination was either delivered or received as mentioned in the following sentence at least three hours before the start of the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of termination shall be either by means of a document in hard copy form delivered to the office or to such other place as may be specified by or on behalf of the Company in accordance with Article 106(a) or in electronic form received at the address (if any) specified by or on behalf of the Company in accordance with Article 106(b), regardless of whether any relevant proxy appointment was effected in hard copy form or in electronic form.
Verification procedures of proxies	112.
		From time to time the directors may (consistently with the Companies Law and the Articles) make such regulations and establish such procedures as they consider appropriate to receive and verify the appointment or revocation of a proxy. Any such regulations may be general, or specific to a particular meeting. Without limitation, any such regulations may include provisions that the directors (or some person or persons appointed by them) may conclusively determine any matter or dispute relating to:
		(a)	the appointment or revocation, or purported appointment or revocation, of a proxy; and/or
		(b)	any instruction contained or allegedly contained in any such appointment,

		and any such regulations may also include rebuttable or conclusive presumptions of any fact concerning those matters. The directors may from time to time modify or revoke any such regulations as they think fit, provided that no subsisting valid appointment or revocation of a proxy or any vote instruction shall thereby be rendered invalid.

Limitation of liabilities in connection with proxies	113.	To the extent permitted by law, each of the directors, the secretary and each person employed or, directly or indirectly, retained or used by the Company in the processes of receiving and validating the appointment and revocation of proxies or otherwise dealing with CDI Voting Instructions shall not be liable to any persons other than the Company in respect of any acts or omission (including negligence) occurring in the execution or purported execution of his tasks relating to such processes, provided that he shall have no such immunity in respect of any act done or omitted to be done in bad faith.
ESTABLISHMENT OF CDI REGISTER; TREATMENT OF CDI HOLDERS
Establishment of CDI Register	114.	If the Company is admitted to listing on ASX the board shall, in accordance with the ASTC Settlement Rules, establish and (for so long as the Company remains so listed) maintain the CDI Register.
Legal framework governing CDIs	115.
		For so long as the Company remains listed on ASX, the provisions of the ASTC Settlement Rules and of these Articles shall govern the relationship between CDI Holders and the Company. Notwithstanding any provisions of these Articles, the board shall be authorised to vary or depart from any provision of these Articles concerning the holding of CDIs if and to the extent necessary to comply with the ASTC Settlement Rules.
No recognition of trusts etc.	116.
		Except as required by law, no CDI Holder shall be recognised by the Company as holding any interest in CDIs upon any trust and the Company shall be entitled to treat any person entered in the CDI Register as the only person (other than the Depositary Nominee) who has any interest in the CDIs standing to the name of that CDI Holder.
NUMBER OF DIRECTORS
Limits on number of directors	117.	Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall be not less than 3 nor more than 12 in number.
APPOINTMENT AND RETIREMENT OF DIRECTORS
Eligibility for election	118.
		At each annual general meeting of shareholders, each director shall be elected for a one-year term. A director shall hold office until the subsequent annual general meeting and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation or removal from office.
	119.
		If the Company does not fill the vacancy at the meeting at which a director retires, the retiring director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the director is put to the meeting and lost.
	120.	No person shall be appointed a director at any general meeting unless he is recommended by the board.
Separate resolutions on appointment	121.
		Except as otherwise authorised by the Companies Law, a motion for the appointment of two or more persons as directors by a single resolution shall not be made unless a resolution that it should be so made has first been agreed to by the meeting without any vote being given against it.

Additional powers of the Company	122.	Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director. The appointment of a person to fill a vacancy or as an additional director shall take effect from the end of the meeting.
Appointment by board	123.
		The board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director and in either case whether or not for a fixed term, provided that the appointment does not cause the number of directors to exceed the number, if any, fixed by or in accordance with these Articles as the maximum number of directors. Irrespective of the terms of his appointment, a director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire at the meeting. If not re-appointed at such annual general meeting, he shall vacate office at its conclusion.
Position of retiring directors	124.
		Subject to this Article 124, a director who retires at an annual general meeting may, if willing to act, be re-appointed. If he is not re-appointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.
No share qualification	125.	A director shall not be required to hold any shares in the capital of the Company by way of qualification.

ALTERNATE DIRECTORS

Power to appoint alternates	126.	Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the board and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.
Alternates entitled to receive notice	127.
		An alternate director shall be entitled to receive notice of all meetings of the board and of all meetings of committees of the board of which his appointor is a member, to attend and vote at any such meeting at which his appointor is not personally present, and generally to perform all the functions of his appointor (except as regards power to appoint an alternate) as a director in his absence.
Alternates representing more than one director	128.
		A director or any other person may act as alternate director to represent more than one director, and an alternate director shall be entitled at meetings of the board or any committee of the board to one vote for every director whom he represents (and who is not present) in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.
Expenses and remuneration of alternates	129.
		An alternate director may be repaid by the Company such expenses as might properly have been repaid to him if he had been a director but shall not be entitled to receive any remuneration from the Company in respect of his services as an alternate director. An alternate director shall be entitled to be indemnified by the Company to the same extent as if he were a director.

Termination of appointment	130.	An alternate director shall cease to be an alternate director:
		(a)
		if his appointor ceases to be a director; but, if a director retires but is reappointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment; or
		(b) on the happening of any event which, if he were a director, would cause him to vacate his office as director; or
		(c) if he resigns his office by notice to the Company.
Method of appointment and revocation	131.
		Any appointment or removal of an alternate director shall be by notice to the Company by the director making or revoking the appointment and shall take effect in accordance with the terms of the notice (subject to any approval required by Article 126) on receipt of such notice by the Company which shall, be in hard copy form or in electronic form sent to such address (if any) for the time being specified by or on behalf of the Company for that purpose.
Alternate not an agent of appointor	132.
		Except as otherwise expressly provided in these Articles, an alternate director shall be deemed for all purposes to be a director. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.
POWERS OF THE BOARD
Business to be managed by board	133.
		Subject to the provisions of the Companies Law, the Memorandum and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the board which may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the board by these Articles. A meeting of the board at which a quorum is present may exercise all powers exercisable by the board.
Exercise by Company of voting rights	134.
		The board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them directors of such body corporate, or voting or providing for the payment of remuneration to the directors of such body corporate).

DELEGATION OF POWERS OF THE BOARD
Committees of the board	135.
		The board may delegate any of its powers to any committee consisting of one or more directors. The board may also delegate to any director holding any executive office such of its powers as the board considers desirable to be exercised by him. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one or more directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the board may specify, and may be revoked or altered. The board may co-opt on to any such committee persons other than directors, who may enjoy voting rights in the committee. The co-opted members shall be less than one-half of the total membership of the committee and a resolution of any committee shall be effective only if a majority of the members present are directors. Subject to any conditions imposed by the board, the proceedings of a committee with two or more members shall be governed by these Articles regulating the proceedings of directors so far as they are capable of applying.
Local boards etc.	136.
		The board may establish local or divisional boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the board, with power to sub-delegate, and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this Article may be made on such terms and subject to such conditions as the board may decide. The board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.
Agents	137.
		The board may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the board) and on such conditions as the board determines, including without limitation authority for the agent to delegate all or any of his powers, authorities and discretions, and may revoke or vary such delegation.
Offices including title "director"	138.
		The board may appoint any person to any office or employment having a designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment shall not imply that the holder is a director of the Company, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a director of the Company for any of the purposes of these Articles.

DISQUALIFICATION AND REMOVAL OF DIRECTORS
Disqualification as a director	139.	A person ceases to be a director as soon as:
		(a)	that person ceases to be a director by virtue of any provision of the Companies Law or is prohibited or disqualified from being a director by law or by the rules of the relevant stock exchange;
		(b)	a bankruptcy order is made against that person;
		(c)	a composition is made with that person's creditors generally in satisfaction of that person's debts;
		(d)
			a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;
		(e)	by reason of that person's mental health, a court makes an order which wholly or partly prevents that person from personally exercising any powers or rights which that person would otherwise have;
		(f)
			notification is received by the Company from the director that the director is resigning or retiring from office, and such resignation or retirement has taken effect in accordance with its terms, or his office as a director is vacated pursuant to Article 140; or
		(g)
			that person receives notice signed by not less than three quarters of the other directors stating that that person should cease to be a director. In calculating the number of directors who are required to give such notice to the director, (i) an alternate director appointed by him acting in his capacity as such shall be excluded; and (ii) a director and any alternate director appointed by him and acting in his capacity as such shall constitute a single director for this purpose, so that notice by either shall be sufficient.
Power of Company to remove director	140.
		The Company may, without prejudice to the provisions of the Companies Law, by ordinary resolution remove any director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such director, but without prejudice to any claim he may have for damages for breach of any such agreement). No special notice need be given of any resolution to remove a director in accordance with this Article and no director proposed to be removed in accordance with this Article has any special right to protest against his removal. The Company may, by ordinary resolution, appoint another person in place of a director removed from office in accordance with this Article. In default of such appointment the vacancy arising on the removal of a director from office may be filled as a casual vacancy.
Right of director to protest removal	141.
		On receipt of a notice of an intended resolution to remove a director, the Company must send a copy of the notice to the director concerned. The director is entitled to be heard on the resolution at the meeting which will consider it. The director may also make written representation to the Company and request that the representations are notified to the members of the Company and the Company must comply with such request provided the Company receives the written representations in time to circulate them with the notice of the meeting.

NON-EXECUTIVE DIRECTORS
Arrangements with non- executive directors	142.
		Subject to the provisions of the Companies Law, the board may enter into, vary and terminate an agreement or arrangement with any director who does not hold executive office for the provision of his services to the Company. Subject to Articles 143 and 144, any such agreement or arrangement may be made on such terms as the board determines.
Ordinary remuneration	143.
		The ordinary remuneration of the directors who do not hold executive office for their services (excluding amounts payable under any other provision of these Articles) shall not exceed in aggregate £1,500,000 per annum or such higher amount as the Company may from time to time by ordinary resolution determine. Subject thereto, each such director shall be paid a fee for their services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board.
Additional remuneration for special services	144.
		Any director who does not hold executive office and who performs special services which in the opinion of the board are outside the scope of the ordinary duties of a director, may (without prejudice to the provisions of Article 143) be paid such extra remuneration by way of additional fee, salary, commission or otherwise as the board may determine.
Directors may be paid expenses	145.
		The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the board or committees of the board, general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.
EXECUTIVE DIRECTORS
Appointment to executive office	146.
		Subject to the provisions of the Companies Law, the board may appoint one or more of its body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made on such terms, including without limitation terms as to remuneration, as the board determines. The board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.
Shareholder Approval for service contracts over two years	147.	The Company may not enter into a contract of employment with any director for a fixed term of longer than two years unless it has been approved by ordinary resolution.
Termination of appointment to executive office	148.
		Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims which he may have against the Company by reason of such cessation. A director appointed to an executive office shall not cease to be a director merely because his appointment to such executive office terminates.

Emoluments to be determined by the board	149.
		The emoluments of any director holding executive office for his services as such shall be determined by the board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.
DIRECTORS' INTERESTS
Directors may have interests	150.	Subject to the provisions of the Companies Law and provided that Article 151 is complied with, a director, notwithstanding his office:
		(a)
			may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with the Company (including in relation to any insurance proposal as described in Article 153(f)) or in which the Company is otherwise interested, either in regard to his tenure of any office or place of profit or as vendor, purchaser or otherwise;
		(b)
			may hold any other office or place of profit under the Company (except that of auditor or of auditor of a subsidiary of the Company) in conjunction with the office of director and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the board may arrange, either in addition to or in lieu of any remuneration provided for by any other Article;
		(c)
			may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested or as regards which the Company has any powers of appointment; and
		(d)	shall not be liable to account to the Company for any profit, remuneration or other benefit realised by any such office, employment, contract, arrangement, transaction or proposal,
	and no such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.
Disclosure of interests to Board	151.
		A director who, to his knowledge, is in any way (directly or indirectly) interested in any contract, arrangement, transaction or proposal to be entered into or proposed to be entered into by the Company and such interest conflicts or may conflict to a material extent with the interests of the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case as soon as practical after that meeting, by notice in writing delivered to the secretary, at the first meeting of the board after he knows that he is or has become so interested.

	152.	For the purpose of Article 151:
(a)
a general notice given to the board by a director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in any contract, transaction, arrangement or proposal in which a specified person or class of persons is interested shall be deemed to be a sufficient disclosure under this Article in relation to such contract, transaction, arrangement or proposal; and
		(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.
Interested Director not to vote	153.
Save as provided in this Article, a director shall not vote on (but shall still be counted in the quorum in relation to) any resolution of the board or of a committee of the board concerning any contract, transaction, arrangement, or any other proposal whatsoever to which the Company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him within the meaning of Article 74ZA of the Companies Law) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company, unless the resolution concerns any of the following matters:
(a)
the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;
(b)
the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;
(c)
any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;
(d)
any proposal concerning any other body corporate in which he (together with persons connected with him within the meaning of Article 74ZA of the Companies Law) does not to his knowledge have an interest in one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of such body corporate;
(e)
any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; or
		(f)	any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of directors or for the benefit of persons who include directors.

Director's interest in own appointment	154.	A director shall not vote (but shall be counted in the quorum) on any resolution of the board or committee of the board concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of any office or place of profit with the Company or any body corporate in which the Company is interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the Company or any body corporate in which the Company is interested, such proposals may be divided and a separate resolution considered in relation to each director. In such case each of the directors concerned (if not otherwise debarred from voting under these Articles) shall be entitled to vote in respect of each resolution except that concerning his own appointment and for the avoidance of doubt shall be still be counted in the quorum for any resolution concerning his own appointment.
Chairman's Ruling conclusive on director's interests	155.
		If any question arises at any meeting as to the materiality of a director's interest (other than the Chairman's interest) or as to the entitlement of any director (other than the Chairman) to vote, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting. The Chairman's ruling in relation to the director concerned shall be final and conclusive.
Directors' resolution conclusive on chairman's interest	156.
		If any question arises at any meeting as the materiality of the Chairman's interests or as to the entitlement of the Chairman to vote, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be decided by resolution of the directors or committee members present at the meeting (excluding the Chairman), whose majority vote shall be final and conclusive.
Connected Persons and notification	157.
	(A)
		For the purpose of Articles 150 to 156 (inclusive) (which shall apply equally to alternate directors) an interest of a person who is for the purposes of the Companies Law connected with a director within the meaning of Article 74ZA of the Companies Law shall be treated as an interest of the director, provided that the director is aware of such interest.
	(B)
		Subject to the Companies Law, a director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a director of the Company and in respect of which he owes a duty of confidentiality to another person. However, to the extent that his relationship with that other person gives rise to a conflict of interest or may give rise to a conflict of interest, this Article applies only if the existence of that relationship and the fact that it gives rise to a conflict of interest or may give rise to a conflict of interest has been approved by the board. In particular, the director shall not be in breach of the general duties he owes to the Company by virtue of Article 74 of the Companies Law or any other applicable law because he fails:
		(i) to disclose any such information to the board or to any director or other officer or employee of the Company; and/or
		(ii) to use or apply any such information in performing his duties as a director of the Company.

	(C)	Subject to the Companies Law, where the existence of a director's relationship with another person has been approved by the board pursuant to Article 157 (B) above and his relationship with that person gives rise to a conflict of interest or may give rise to a conflict of interest, the director shall not be in breach of the general duties he owes to the Company by virtue of Article 74 of the Companies Law or any other applicable law because he:
		(i)
			absents himself from meetings of the board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or
		(ii)
			makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser,
		for so long as he reasonably believes such conflict of interest (or possible conflict of interest) subsists.
	(D)	The provisions of Articles 157 (B) and (C) above are without prejudice to any equitable principle or rule of law which may excuse the director from:
		(i)	disclosing information, in circumstances where disclosure would otherwise be required under these Articles; or
		(ii)
			attending meetings or discussions or receiving documents and information as referred to in Article 157 (C), in circumstances where such attendance or receiving such documents and information would otherwise be required under these Articles.
GRATUITIES, PENSIONS AND INSURANCE
Gratuities and pensions	158.
		The board may (by establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of the Company or any of its subsidiary undertakings or any body corporate associated with, or any business acquired by, any of them, and for any member of his family (including a spouse, a civil partner, a former spouse and a former civil partner) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.
Insurance	159.	Without prejudice to the provisions of Article 213, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:
		(a)
			a director, officer or employee of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

		(b) a trustee of any pension fund in which employees of the Company or any other body referred to in paragraph (a) of this Article is or has been interested,

		including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.
Directors not liable to account	160.
		No director or former director shall be accountable to the Company or the members for any benefit provided pursuant to these Articles. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.
Power to provide for employees	161.
		The board is hereby authorised to make such provision as may seem appropriate for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings in connection with the cessation or the transfer of the whole or part of the undertaking of the Company or any subsidiary undertaking. Any such provision shall be made by a resolution of the board.
PROCEEDINGS OF THE BOARD
Convening meetings	162.
		Subject to the provisions of these Articles, the board may regulate its proceedings as it thinks fit. A director may, and the secretary at the request of a director shall, call a meeting of the board by giving notice of the meeting to each director. Notice of a board meeting shall be deemed to be given to a director if it is given to him personally or by word of mouth or sent in hard copy form to him, at his last known address or such other address (if any) as may for the time being be specified by him or on his behalf to the Company for that purpose, or sent in electronic form to such address (if any) for the time being specified by him or on his behalf to the Company for that purpose. A director absent or intending to be absent from his normal address may request the board that notices of board meetings shall during his absence be sent in hard copy form or in electronic form to him at such address (if any) for the time being specified by him or on his behalf to the Company for that purpose, or sent using electronic communications to such address (if any) for the time being notified by him or on his behalf to the Company for that purpose, but such notices need not be sent any earlier than notices sent to directors not so absent and, if no such request is made to the board, it shall not be necessary to send notice of a board meeting to any director who is for the time being absent from his normal address. No account is to be taken of directors absent from their normal address when considering the adequacy of the period of notice of the meeting. Questions arising at a meeting shall be decided by a majority of votes. Any director may waive notice of a meeting and any such waiver may be retrospective. Any notice pursuant to this Article need not be in writing if the board so determines and any such determination may be retrospective.

Quorum	163.	The quorum for the transaction of the business of the board may be fixed by the board and unless so fixed at any other number shall be two. A person who holds office only as an alternate director may, if his appointor is not present, be counted in the quorum. Any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no director objects.
Powers of directors if number falls below minimum	164.
		The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.
Chairman and deputy chairman	165.
		The board may appoint one of their number to be the chairman, and one of their number to be the deputy chairman, of the board and may at any time remove either of them from such office. Unless he is unwilling to do so, the director appointed as chairman, or in his stead the director appointed as deputy chairman, shall preside at every meeting of the board at which he is present. If there is no director holding either of those offices, or if neither the chairman nor the deputy chairman is willing to preside or neither of them is present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.
Validity of acts of the board	166.
		All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director or alternate director, shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or any member of the committee or alternate director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or, as the case may be, an alternate director and had been entitled to vote.
Resolutions in writing	167.
		A resolution in writing agreed by all the directors entitled to receive notice of and vote at a meeting of the board or of a committee of the board (not being less than the number of directors required to form a quorum of the board) shall be as valid and effectual as if it had been passed at a meeting of the board or (as the case may be) a committee of the board duly convened and held. For this purpose:
		(a)
		a director signifies his agreement to a proposed written resolution when the Company receives from him a document indicating his agreement to the resolution authenticated in the manner permitted by the Companies Law for a document in the relevant form;
		(b) the director may send the document in hard copy form in electronic form to such address (if any) for the time being specified by the Company for that purpose;
		(c) if an alternate director signifies his agreement to the proposed written resolution, his appointor need not also signify his agreement; and
		(d) if a director signifies his agreement to the proposed written resolution, an alternate director appointed by him need not also signify his agreement in that capacity.

Meetings by telephone etc.	168.	Without prejudice to the first sentence of Article 162, a person entitled to be present at a meeting of the board or of a committee of the board shall be deemed to be present for all purposes if he is able (directly or by electronic communication) to speak to and be heard by all those present or deemed to be present simultaneously. A director so deemed to be present shall be entitled to vote and be counted in a quorum accordingly. Such a meeting shall be deemed to take place where it is convened to be held or (if no director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is. The word meeting in these Articles shall be construed accordingly.
Interests of connected person and alternate director	169.
		For the purpose of these Articles in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.
Relaxation of provisions regarding directors' interests	170.
		Subject to the Companies Law, the Company may by ordinary resolution suspend or relax the provisions of Articles 150 to 156 to any extent or ratify any transaction or arrangement not duly authorised by reason of a contravention of this Article.
Decision of chairman final and conclusive	171.
		If a question arises at a meeting of a committee of the board as to the entitlement of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the committee of the board (on which the chairman shall not vote) and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.
SECRETARY
Appointment and removal of secretary	172.
		Subject to the provisions of the Companies Law, the secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it may think fit. Any secretary so appointed may be removed by the board, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.
MINUTES
Minutes required to be kept	173.	The board shall cause minutes to be recorded for the purpose of:
		(a) all appointments of officers made by the board; and
		(b)
		all proceedings at meetings of the Company, the holders of any class of shares in the capital of the Company, the board and committees of the board, including the names of the directors present at each such meeting.
Conclusiveness of minutes	174.
		Any such minutes, if purporting to be authenticated by the chairman of the meeting to which they relate or of the next meeting, shall be sufficient evidence of the proceedings at the meeting without any further proof of the facts stated in them.

THE SEAL
Authority required for execution of deed	175.
		The seal shall only be used by the authority of a resolution of the board. The board may determine who shall sign any document executed under the seal. If they do not, it shall be signed by at least one director and the secretary or by at least two directors. Any document may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the document or by applying the seal or a facsimile of it by any other means to the document. A document executed, with the authority of a resolution of the board, by a director and the secretary or by two directors or by a director in the presence of a witness who attests the signature and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal.
Certificates for shares and debentures	176.
		The board may by resolution determine either generally or in any particular case that any certificate for shares or debentures or representing any other form of security may have any signature affixed to it by some mechanical or electronic means, or printed on it or, in the case of a certificate executed under the seal, need not bear any signature.
Official seal for use abroad	177.	Subject to the provisions of the Companies Law, the Company may have an official seal for use abroad.
REGISTERS
Overseas and local registers	178.
		Subject to the provisions of the Companies Law, the Company may keep an overseas branch or local or other register in any place, and the board may make, amend and revoke any regulations it thinks fit about the keeping of that register.
Authentication and certification of copies and extracts	179.	Any director or the secretary or any other person appointed by the board for the purpose shall have power to authenticate and certify as true copies of and extracts from:
		(a) any document comprising or affecting the constitution of the Company, whether in hard copy form or electronic form;
		(b) any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the board or any committee of the board, whether in hard copy form or electronic form; and
		(c) any book, record and document relating to the business of the Company, whether in hard copy form or electronic form (including without limitation the accounts).

		If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the board or a committee of the board, whether in hard copy form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of proceedings at a duly constituted meeting.

DIVIDENDS
Declaration of dividends	180.
		Subject to the provisions of the Companies Law, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.
Interim dividends	181.
		Subject to the provisions of the Companies Law, the board may pay interim dividends if it appears to the board that they are justified by the profits or the cash flow position of the Company. If the share capital is divided into different classes, the board may:
		(a)
			pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear; and
		(b)	pay at intervals settled by it any dividend payable at a fixed rate if it appears to the board that the profits available for distribution justify the payment.

		If the board acts in good faith it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.
Declaration and payment in different currencies	182.	The board may determine:
		(a)	the currency in which dividends shall be declared;
		(b)	the currency or currencies in which any dividend so declared shall be paid;
		(c)	how and when any currency exchange calculations shall be carried out and how any associated costs shall be met; and
		(d)	the capital account to which the dividend is to be debited under the Companies Law.
Apportionment of dividends	183.
		Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid; but no amount paid on a share in advance of the date on which a call is payable shall be treated for the purpose of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is allotted or issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.
Dividends in specie	184.
		A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, including without limitation paid up shares or debentures of another body corporate. The board may make any arrangements it thinks fit to settle any difficulty arising in connection with the distribution, including without limitation (a) the fixing of the value for distribution of any assets, (b) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (c) the vesting of any asset in a trustee.

Scrip dividends: authorising resolution	185.	The board may, if authorised by an ordinary resolution of the Company (the Resolution), offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of all or any dividend specified by the Resolution. The offer shall be on the terms and conditions and be made in the manner specified in Article 186 or, subject to those provisions, specified in the Resolution.
Scrip dividends: procedures	186.	The following provisions shall apply to the Resolution and any offer made pursuant to it and Article 185.
		(a)	The Resolution may specify a particular dividend, or may specify all or any dividends declared within a specified period.
		(b)
			Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo (each a new share). For this purpose, the value of each new share shall be:

(i)	equal to the average quotation for the Company's ordinary shares, that is, the average of the middle market quotations for those shares on the New York Stock Exchange, on the day on which such shares are first quoted ex the relevant dividend and the four subsequent dealing days; or
(ii)	calculated in any other manner specified by the Resolution,

but shall never be less than the par value of the new share.
A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.
(c)
On or as soon as practicable after announcing that any dividend is to be declared or recommended, the board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.
(d)
The board shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.
(e)
The board may exclude from any offer any holders of shares where the board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

		(f)	The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the elected shares) and instead such number of new shares shall be allotted to each holder of elected shares as is arrived at on the basis stated in paragraph (b) of this Article. For that purpose the board shall, subject to the Companies Law, appropriate out of any amount for the time being standing to the credit of any capital account, reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in paragraph (b) of this Article.
		(g)
			The new shares when allotted shall rank equally in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend.
		(h)
			No fraction of a share shall be allotted. The board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.
		(i)
			The board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article or otherwise in connection with any offer made pursuant to this Article and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.
		(j)	The board may, at its discretion, amend, suspend or terminate any offer pursuant to this Article.
Income Access Arrangements	187.
	(A)
		Where any amount paid by way of dividend by a subsidiary of the Company is paid to the Income Access Trustee on behalf of Elected Shareholders, the entitlement of such Elected Shareholders in respect of any dividend announced or declared pursuant to these Articles will be reduced by the corresponding amount that has been paid to the Income Access Trustee in respect of such Elected Shareholder.
	(B)
		If a dividend is announced or declared pursuant to these Articles and the entitlement of any Elected Shareholder to be paid its pro rata share of such dividend is not fully extinguished on the relevant payment date by virtue of such a payment made to the Income Access Trustee, the Company has a full and unconditional obligation to make payment in respect of the outstanding part of such dividend entitlement.

(C)	For the purposes of this Article, the amount that is paid to the Income Access Trustee in respect of any Elected Shareholder in respect of any particular dividend paid by a subsidiary of the Company (a specified dividend) will be deemed to include:
	(a)	any amount that the Income Access Trustee may be compelled by law to withhold or to deduct from, or in respect of, the specified dividend;
	(b)	a pro rata share of any tax that such subsidiary is obliged to withhold or to deduct from, or in respect of, the specified dividend; and
	(c)	a pro rata share of any tax that is payable by the Income Access Trustee in respect of the specified dividend.
(D)
For the purposes of this Article, the Income Access Trustee is to be treated as having been paid an amount in respect of an Elected Shareholder if a cheque, warrant or similar financial instrument in respect of that amount is properly despatched to the Income Access Trustee (or to such persons as the Income Access Trustee nominates), in respect of that Elected Shareholder or if a payment is made through any direct debit, bank or other funds transfer system or any other method approved by the board and agreed by the holder or person entitled to payment.
(E)
Any member who has not lodged a Withdrawal Notice with the Company's registrar will be deemed to be an Elected Shareholder and will be bound by the rules governing the income access arrangements as put in place by the Company from time to time.
(F)
The board may, at any time, vary the rules governing the income access arrangements. The Company shall notify through a submission with the U.S. Securities and Exchange Commission of any such variation unless in the board's opinion the variation is of a minor nature or of a formal or technical nature only and does not materially prejudice the interests of Elected Shareholders, in which event written notice shall be given as soon as practicable after the variation has been made.
(G)
The board may, at any time, suspend or terminate the income access arrangements by notifying Elected Shareholders in writing and notifying through a submission with the U.S. Securities and Exchange Commission.
(H)	For the purposes of this Article:
	(a)	Income Access Trustee means the trustee of any trust established in respect of any specified dividend;
(b)
Elected Shareholder means any member who has elected, or is deemed to have elected, to receive dividends from the Income Access Trustee paid to such Trustee by a subsidiary of the Company pursuant to any arrangement or plan determined for such purpose by the board; and
(c)
Withdrawal Notice means a notice in the form specified in the rules governing the income access arrangements as put in place by the Company from time to time, by which an Elected Shareholder can notify the Company of his wish not to participate in the income access arrangements.

Permitted deductions and retentions	188.	The board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the board may retain any dividend payable in respect of that share until that person (or that person's transferee) becomes the holder of that share.
Procedure for payment to holders and others entitled	189.	Any dividend or other moneys payable in respect of a share may be paid:
		(a)
		by any direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or
		(b)
		by any other method approved by the board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment including without limitation in respect of an uncertificated share by means of the relevant system (subject to the facilities and requirements of the relevant system).
Joint entitlement	190.	If two or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:
		(a) pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for that payment; and
		(b) for the purpose of Article 189, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.
Discharge to Company and risk	191.
		The transfer of funds by the bank instructed to make the transfer or, in respect of an uncertificated share, the making of payment in accordance with the facilities and requirements of the relevant system shall be a good discharge to the Company. Every transfer of funds made by the relevant bank or system in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any other method used by the Company in accordance with Article 189.
Interest not payable	192.	No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Forfeiture of unclaimed dividends and other moneys payable in respect of a share	193.	Subject to applicable law, any dividend or other moneys payable in respect of a share which has remained unclaimed for 12 years from the date when it became due for payment shall, if the board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company's own account. Such payment shall not constitute the Company a trustee in respect of it. The Company shall be entitled to cease making dividend payments to a member if the warrants and cheques previously used to make dividend payments by post have been returned undelivered to, or left uncashed by, that member or the other method for making payment has failed on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member's new address or payment details. The entitlement conferred on the Company by this Article in respect of any member shall cease if the member claims a dividend or cashes a dividend warrant or cheque.
CAPITALISATION OF PROFITS AND RESERVES
Power to capitalise	194.
		The board may with the authority of an ordinary resolution of the Company (except where a special resolution is required under the Companies Law in which case the authority of a special resolution must be obtained) and subject to the Companies Law:
		(a)
			subject to the provisions of this Article, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or other fund, including without limitation the Company's share premium account and capital redemption reserve, if any;
		(b)
			appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions;
		(c)
			apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;
		(d)	allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e)	where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;
(f)	authorise any person to enter into an agreement with the Company on behalf of all the members concerned providing for either:

(i)	the allotment to the members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or
(ii)
the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised,

		and any agreement made under that authority shall be binding on all such members;
		(g) generally do all acts and things required to give effect to the ordinary resolution; and
		(h)
		for the purposes of this Article, unless the relevant resolution provides otherwise, if the Company holds treasury shares of the relevant class at the record date specified in the relevant resolution, it shall be treated as if it were entitled to receive the dividends in respect of those treasury shares which would have been payable if those treasury shares had been held by a person other than the Company.
RECORD DATES
Record dates for dividends etc.	195.
		Notwithstanding any other provision of these Articles but subject to the ASX Listing Rules, the Company or the board may fix any date as the record date for any dividend, distribution, allotment or issue, which may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made.
ACCOUNTS
Rights to inspect records	196.
		No member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by statute or authorised by the board or by ordinary resolution of the Company or order of a court of competent jurisdiction.
Annual accounts to be laid before general meeting	197.
		Subject to the Companies Law, a copy of the Company's annual accounts, together with a copy of the directors' report for that financial year and the auditors' report on those accounts shall be laid before a general meeting of the company in accordance with the provisions of the Companies Law.

COMMUNICATIONS
When notice required to be in writing	198.	Any notice to be sent to or by any person pursuant to these Articles (other than a notice calling a meeting of the board) shall be in writing.
Methods of Company sending notice	199.
		Subject to Article 198 and unless otherwise provided by these Articles, the Company shall send or supply a document or information that is required or authorised to be sent or supplied to a member or any other person by the Company by a provision of the Companies Law or pursuant to these Articles or to any other rules or regulations to which the Company may be subject in such form and by such means as it may in its absolute discretion determine provided that the provisions of the Companies Law which apply to sending or supplying a document or information required or authorised to be sent or supplied by the Companies Law shall, the necessary changes having been made, also apply to sending or supplying any document or information required or authorised to be sent by these Articles or any other rules or regulations to which the Company may be subject.
Methods of member etc. sending notice	200.
		Subject to Article 198 and unless otherwise provided by these Articles, a member or a person entitled by transmission to a share shall send a document or information pursuant to these Articles to the Company in such form and by such means as that member or person may in that person or member's absolute discretion determine provided that:
		(a)
		the determined form and means are permitted by the Companies Law for the purpose of sending or supplying a document or information of that type to a company pursuant to a provision of the Companies Law; and
		(b)
		unless the board otherwise permits, any applicable condition or limitation specified in the Companies Law, including without limitation as to the address to which the document or information may be sent, is satisfied.

		Unless otherwise provided by these Articles or required by the board, such document or information shall be authenticated in the manner specified by the Companies Law for authentication of a document or information sent in the relevant form.
Notice to joint holders	201.
		In the case of joint holders of a share, any document or information shall be sent to the joint holder whose name stands first in the register in respect of the joint holding, and any document or information so sent shall be deemed for all purposes sent to all the joint holders.
Deemed receipt of notice	202.
		A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called.
Terms and conditions for electronic communications	203.
		Subject to Article 209 the board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic means for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

Notice to persons entitled by transmission	204.	A document or information may be sent or supplied by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a document or information to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a document or information may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.
Transferees etc. bound by prior notice	205.
		Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has been sent to a person from whom he derives his title.
Proof of sending/when notices etc. deemed sent by post	206.
		Proof that a document or information was properly addressed, prepaid and posted shall be conclusive evidence that the document or information was sent. Proof that a document or information sent or supplied by electronic means was properly addressed shall be conclusive evidence that the document or information was sent or supplied. A document or information sent by the Company to a member by post shall be deemed to have been received:
		(a)
		if sent by a postal service similar to first class post or special delivery post from an address in any country to another address in that country, on the day following that on which the document or information was posted;
		(b) if sent from an address in any country to an address outside that country, on the third day following that on which the document or information was posted;
		(c) in any other case, on the second day following that on which the document or information was posted.
When notices etc. deemed sent by electronic means	207.
		A document or information sent or supplied by the Company to a member in electronic form shall be deemed to have been received by the member on the day following that on which the document or information was sent to the member. Such a document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has failed to receive such document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such document or information by post to the member.
When notices etc. deemed sent by website	208.	A document or information sent or supplied by the Company to a member by means of a website shall be deemed to have been received by the member:
		(a) when the document or information was first made available on the website; or

		(b) if later, when the member is deemed by Articles 206 or 207 to have received notice of the fact that the document or information was available on the website. Such a document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such document or information by post to the member.
Electronic Communications	209.
	(A)
		A notice, document or other information may be served, sent or supplied by the Company in electronic form to a member who has agreed or who has previously agreed with Henderson UK, at a time that member was a holder of shares in Henderson UK, prior to the Scheme becoming effective (generally or specifically) that notices, documents or information can be sent or supplied to them in that form and has not revoked such agreement.
	(B)
		Where the notice, document or other information is served, sent or supplied by electronic means, it may only be served, sent or supplied to an address specified for that purpose by the intended recipient (generally or specifically). Where the notice, document or other information is sent or supplied in electronic form by hand or by post, it must be handed to the recipient or sent or supplied to an address to which it could be validly sent if it were in hard copy form.
	(C)
		A notice, document or other information may be served, sent or supplied by the Company to a member by being made available on a website if the member has agreed (generally or specifically), or pursuant to paragraph (D) below is deemed to have agreed, that notices, document or information can be sent or supplied to the member in that form and has not revoked such agreement.
	(D)
		If a member has been asked individually by the Company to agree that the Company may serve, send or supply notices, documents or other information generally, or specific notices, documents or other information to them by means of a website and the Company does not receive a response within a period of 28 days beginning with the date on which the Company's request was sent (or such longer period as the directors may specify), such member will be deemed to have agreed to receive such notices, documents or other information by means of a website in accordance with paragraph (C) above (save in respect of any notices, documents or information that are required to be sent in hard copy form pursuant to the Companies Law). A member can revoke any such deemed election in accordance with paragraph (H) below.
	(E)
		A notice, document or other information served, sent or supplied by means of a website must be made available in a form, and by a means, that the Company reasonably considers will enable the recipient: (i) to read it, and (ii) to retain a copy of it. For this purpose, a notice, document or other information can be read only if: (i) it can be read with the naked eye; or (ii) to the extent that it consists of images (for example photographs, pictures, maps, plans or drawings), it can be seen with the naked eye.

(F)	If a notice, document or other information is served, sent or supplied by means of a website, the Company must notify the intended recipient of: (i) the presence of the notice, document or other information on the website, (ii) the address of the website; (iii) place on the website where it may be accessed, and (iv) how to access the notice, document or information. The document or information is taken to be sent on the date on which the notification required by this paragraph (F) is sent or if later, the date on which the document or information first appeared on the website after that notification is sent.
(G)
Any notice, document or other information made available on a website will be maintained on the website for the period of 28 days beginning with the date on which notification is received under Article 208 above, or such shorter period as may be required by law or any regulation or rule to which the Company is subject. A failure to make a notice, document or other information available on a website throughout the period mentioned in this paragraph (G) shall be disregarded if: (i) it is made available on the website for part of that period; and (ii) the failure to make it available throughout that period is wholly attributable to circumstances that it would not be reasonable for the Company to prevent or avoid.
(H)
Any amendment or revocation of a notification given to the Company or agreement (or deemed agreement) under this Article shall only take effect if in writing, signed (or authenticated by electronic means) by the member and on actual receipt by the Company thereof.
(I)	Communications sent to the Company by electronic means shall not be treated as received by the Company if it is rejected by computer virus protection arrangements.
(J)
Where these Articles require or permit a notice or other document to be authenticated by a person by electronic means, to be valid it must incorporate the electronic signature or personal identification details of that person, in such form as the directors may approve, or be accompanied by such other evidence as the directors may require to satisfy themselves that the document is genuine.
(K)
For the avoidance of doubt, where a member of the Company has received a document or information from the Company otherwise than in hard copy form, he is entitled to require the Company to send to him a version of the document or information in hard copy form within 21 days of the Company receiving the request.

DESTRUCTION OF DOCUMENTS

	210.	The Company shall be entitled to destroy:
(a)
all instruments of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six years from the date of registration;
		(b)	all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording;
		(c)	all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation;
		(d)	all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment;
		(e)	all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and
(f)
all proxy appointments which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded.
Presumption in relation to destroyed documents	211.	It shall conclusively be presumed in favour of the Company that:
		(a)	every entry in the register purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article 210 was duly and properly made;
		(b)	every instrument of transfer destroyed in accordance with Article 210 was a valid and effective instrument duly and properly registered;
		(c)	every share certificate destroyed in accordance with Article 210 was a valid and effective certificate duly and properly cancelled; and
		(d)	every other document destroyed in accordance with Article 210 was a valid and effective document in accordance with its recorded particulars in the books or records of the Company, but:
(e)
the provisions of this Article and Article 210 apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant;
(f)
nothing in this Article or Article 210 shall be construed as imposing on the Company any liability in respect of the destruction of any document earlier than the time specified in Article 210 or in any other circumstances which would not attach to the Company in the absence of this Article or Article 210; and
		(g)	any reference in this Article or Article 210 to the destruction of any

WINDING UP
Division of Assets	212.
		If the Company is wound up, the directors or the liquidator (as the case may be) may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The directors or the liquidator may, with the like sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as they/he with the like sanction shall determine, but no member shall be compelled to accept any assets on which there is a liability.
INDEMNITY
Right to Indemnity	213.
		In so far as the Companies Law allows, every present and former director, alternate director, secretary or other officer of the Company shall be indemnified out of the assets of the Company against any costs, charges, losses, damages and liabilities incurred by him in the actual or purported execution or discharge of his duties or exercise of his powers or otherwise in relation thereto, including (without prejudice to the generality of the foregoing) any liability incurred in defending any proceedings (whether civil or criminal) which relates to anything done or omitted or alleged to have been done or omitted by him in any such capacity, and in which judgement is given in his favour or in which he is acquitted or in connection with any application under the Law in which relief is granted to him by any court of competent jurisdiction.
RESTRICTED SECURITIES
Restricted securities	For so long as the Company has a primary listing on ASX:
	214.	Restricted securities cannot be disposed of during the escrow period except as permitted by the ASX Listing Rules or ASX.
	215.	The Company must not acknowledge a disposal (including by registering a transfer) of restricted securities during the escrow period except as permitted by the ASX Listing Rules or ASX.
	216.
		During a breach of the ASX Listing Rules relating to restricted securities, or a breach of a restriction agreement, the holder of the restricted securities is not entitled to any dividend or distribution, or voting rights, in respect of the restricted securities.
	217.	For the purposes of Articles 214 to 216:
		escrow period means has the meaning given to that term by the ASX Listing Rules;
		restricted securities has the meaning given to that term by the ASX Listing Rules; and
		restriction agreement means a restriction agreement within the meaning and for the

SALE OF SMALL HOLDINGS
Unmarketable parcels	218.	(a)	For the purposes of this Article 218 except where the context otherwise requires:

Divestment Notice means a notice in writing stating or to the effect that the Company intends to sell or arrange the sale of the shares of, or, in the case of a CDI Holder, in respect of, a security holder's security holding unless within the Specified Period (which must be set out in the notice):
		(i)	the security holding of the security holder to whom the notice has been sent increases to at least a Marketable Parcel as at the end of the Specified Period;
		(ii)	the entire security holding to which the notice relates is sold by the security holder; or
		(iii)	the security holder gives to the Company a written notice that the security holder wishes to retain the security holding to which the notice relates.
Notice Date means the date on which the Company sends to a security holder a Divestment Notice.

Sale Period means the period of either ten days following the expiration of the Specified Period or, where Article 218(b)(iv) applies, ten days following the date of receipt by the Company of the revocation notice referred to in Article 218(b)(iv).
securities includes shares in the Company and CDIs.
security holder includes a holder of shares in the Company and a CDI Holder.
Small Holder means a security holder who holds less than a Marketable Parcel of securities in the Company.
Specified Period means a period of not less than six weeks after the Notice Date, as determined by the Company.
The terms Marketable Parcel and Takeover have the same meaning as they are given in the ASX Listing Rules.
	(b)	(i)	If the secretary determines that a security holder is a Small Holder, the secretary may send (subject to Article 218(b)(ii)) a Divestment Notice to the security holder.
		(ii)	Subject to Article 218(e), the Company may not give more than one Divestment Notice to a particular security holder in any 12 month period.
		(iii)	Where the Company has sent to a security holder a Divestment Notice then, unless within the Specified Period:
			(A)	the security holding of the security holder to whom the notice has been sent increases to at least a Marketable Parcel as at the end of the Specified Period;
			(B)	the entire security holding to which the notice relates is sold by the security holder;
			(C)	the security holder gives to the Company a written notice that the security holder wishes to retain the security holding to which the notice relates,

the shareholder to whom the Divestment Notice relates (which, where the securities to which the Divestment Notice relates are CDIs, is the Depositary Nominee) is deemed to have irrevocably appointed the Company as the shareholder's agent to sell all of the shares which are the subject of the security holding to which the Divestment Notice relates during the Sale Period at the price and on the terms determined by the secretary in the secretary's sole discretion and to receive the proceeds of sale on behalf of the security holder. Nothing in this Article 218 obliges the Company to sell the shares. For the purposes of the sale, the Company may take any action the Company considers necessary or desirable to effect the sale.
(iv)
Where a security holder has given to the Company notice under Article 218(b)(iii)(C) the security holder may at any time revoke the notice and on revocation the Company is constituted the relevant shareholder's agent as provided in Article 218(b)(iii).
(v)
The secretary may execute on behalf of a shareholder a transfer of the shares in respect of which the Company is appointed agent under Article 218(b)(iii) in the manner and form the secretary considers necessary and to deliver the transfer to the purchaser. The secretary may take any other action on behalf of the shareholder as the secretary considers necessary to effect the sale and transfer of the shares.
	(vi)	The Company may register a transfer of shares whether or not any certificate for the shares has been delivered to the Company.
	(vii)	If shares are sold under this Article 218, the Company must:
		(A)	within a reasonable time after completion of the sale, inform the former security holder of the sale and the total sale proceeds received by the Company; and
(B)
if any certificate for the shares the subject of the transfer has been received by the Company (or the Company is satisfied that the certificate has been lost or destroyed or that its production is not essential), within 60 days after completion of the sale, cause the proceeds of sale to be sent to the former security holder (or, in the case of joint holders, to the holder whose name appeared first in the register of members or CDI Holders, as the case may be, in respect of the joint holding). Payment may be made in any manner and by means as determined by the board and is at the risk of the former security holder.
	(viii)	The Company bears the costs of sale of the transferor of shares sold under this Article 218 (but is not liable for tax on income or capital gains of the former security holder).
(ix)
All money payable to former security holders under this Article 218 which is unclaimed shall be dealt with in accordance with Article 193. No money payable under this Article 218 by the Company to former security holders bears interest as against the Company.
(c)	(i)
A certificate signed by the secretary stating that shares sold under this Article 218 have been properly sold discharges the purchaser of those shares from all liability in respect of the purchase of those shares.

	(ii)	When a purchaser of shares is registered as the holder of the shares, the purchaser:
		(A)	is not bound to see to the regularity of the actions and proceedings of the Company under this Article 218 or to the application of the proceeds of sale; and
		(B)	has title to the shares which is not affected by any irregularity or invalidity in the actions and proceedings of the Company.
(d)
Any remedy of any security holder to whom this Article 218 applies in respect of the sale of the relevant shares is limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.
(e)
On the date on which there is announced a Takeover, the operation of this Article 218 is suspended. Despite Article 218(b)(ii), on the close of the offers under the Takeover the Company may invoke the procedures set out in this Article 218.
(f)	Where under this Article 218 powers are conferred on the secretary the powers may be exercised either by the secretary or by any person nominated by the secretary.

COMPANY NO. 101484

COMPANIES (JERSEY) LAW 1991 AS AMENDED

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

JANUS HENDERSON GROUP PLC

Annex C

[Letterhead of Loeb Partners Corporation]

100 WALL STREET 19TH FLOOR NEW YORK, NY 10005

October 1, 2016

Board of Directors
Janus Capital Group Inc.
151 Detroit Street
Denver, Colorado 80206

Dear Members of the Board of Directors:

        We understand that Janus Capital Group Inc., a Delaware corporation ("Janus"), Henderson Group plc, a company incorporated in Jersey ("Henderson"), and Horizon Orbit Corp., a Delaware corporation and direct wholly-owned subsidiary of Henderson ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement"), pursuant to which Merger Sub will be merged with and into Janus (the "Merger") with Janus surviving the Merger as a direct wholly-owned subsidiary of Henderson. Pursuant to the Agreement, each outstanding share of the common stock, par value $0.01 per share, of Janus ("Janus Common Stock"), other than shares of Janus Common Stock held by Janus or any wholly-owned subsidiary of Janus (or held in the treasury of Janus) immediately prior to the effective time of the Merger (holders of such shares, collectively, "Excluded Holders"), will be converted into the right to receive 4.719 ordinary shares, par value £0.125 per share, of Henderson ("Henderson Ordinary Shares" and such number of Henderson Ordinary Shares, the "Exchange Ratio"). The terms and conditions of the Merger are more fully set forth in the Agreement.

        The Board of Directors of Janus (the "Board") has requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Janus Common Stock (other than the Excluded Holders and Henderson and its affiliates) of the Exchange Ratio.

        In connection with this opinion, we have:

  i.
  Reviewed the financial terms and conditions of a draft, dated September 30, 2016, of the Agreement;

  ii.
  Reviewed certain publicly available historical business and financial information relating to Janus and Henderson;

  iii.
  Reviewed various financial forecasts, synergy analyses and other data provided to us by the management of Janus relating to the business of Janus;

  iv.
  Reviewed various financial forecasts and other data provided to us by the management of Henderson relating to the business of Henderson;

  v.
  Reviewed publicly available research reports regarding the business and prospects of Janus and Henderson;

  vi.
  Held discussions with members of the senior management of Janus and Henderson with respect to the businesses and prospects of Janus and Henderson, respectively;

  vii.
  Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Janus and Henderson;

  viii.
  Reviewed historical stock prices and trading volumes of Janus Common Stock and Henderson Ordinary Shares; and

  ix.
  Conducted such other financial studies, analyses and investigations as we deemed appropriate.

        For purposes of our opinion, we have assumed and relied upon the accuracy and completeness of information that was publicly available or supplied or otherwise made available to us by Janus or Henderson, without independent verification of such information, and we assume no liability therefor. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Janus or Henderson or concerning the solvency of Janus or Henderson under any applicable laws relating to bankruptcy, insolvency or similar matters, and we have not been furnished with any such valuation or appraisal, nor have we made any physical inspection of the properties or assets of Janus or Henderson. With respect to the projected financial and operating data and synergy analyses relating to Janus and Henderson, we have assumed that such data and analyses have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of Janus and Henderson as to the future financial performance of Janus and Henderson, as applicable, under the assumptions stated therein. We express no view as to any projected financial and operating data or synergies or any judgments, estimates or assumptions on which they are based. We have relied at the Board's direction, without independent verification, upon the assessments of the management of Janus and Henderson as to the future financial and operating performance of Janus and Henderson, and we have assumed that Janus and Henderson will realize the benefits that each expects to realize from the Merger.

        Further, our opinion is necessarily based on economic, legal, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Circumstances or events occurring after the date hereof may affect this opinion, and we assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to what the price of the Henderson Ordinary Shares actually will be when issued or as to the prices at which shares of Janus Common Stock or Henderson Ordinary Shares may trade at any time subsequent to the announcement of the Merger. In addition, our opinion does not address the relative merits of the Merger compared to any other transaction or business strategy in which Janus might engage or the merits of the underlying decision by Janus to pursue the Merger. We have not been authorized by the Board to solicit, and have not solicited, indications of interest in a possible transaction with Janus from any third party.

        In rendering our opinion, we have assumed, with the consent of the Board, that the Merger will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of Janus have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We have assumed that the representations and warranties made by Janus, Henderson and Merger Sub in the Agreement are and will be true and correct in all respects material to our opinion. We also have assumed, with the consent of the Board, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Merger will not result in any delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, that would have an adverse effect on Janus, Henderson, the Merger or the benefits of the Merger to Janus, the holders of the Janus Common Stock and Henderson. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Janus and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion as to any terms or other aspects (other than the Exchange Ratio to the extent expressly specified herein) of the Merger, including, without limitation, the form or structure of the Merger or any agreements or arrangements entered into in connection with, or contemplated by, the Merger. We express no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of Janus. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Agreement, or class of such persons, relative to the Exchange Ratio or otherwise.

        We are acting as financial advisor to the Board in connection with the Merger and will receive a fee for such services, a portion of which was payable upon our rendering this opinion and a substantial portion of which is contingent upon the closing of the Merger. In addition, Janus has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, we have not provided financial advisory services to Janus or Henderson. We may provide financial or other services to Janus or Henderson in the future and in connection with any such services we may receive compensation. In the ordinary course, we and our affiliates and employees may trade equity or debt securities, for our or their own accounts or for the accounts of customers, of Janus, Henderson and certain of their respective affiliates and, accordingly, may at any time hold a long or short position in such securities.

        Our engagement and the opinion expressed herein are for the benefit of the Board (in its capacity as such) and our opinion is rendered to the Board in connection with its evaluation of the Merger. Our opinion may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Janus is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Merger or any matter relating thereto. The issuance of this opinion was approved by our Opinion Committee.

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to holders of Janus Common Stock (other than the Excluded Holders and Henderson and its affiliates).

Very truly yours,
/s/ Loeb Partners Corporation Loeb Spencer House Partners, Loeb Partners Corporation

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        Article 227 of Henderson's Articles of Association provides that:

  "In so far as the Companies Law allows, every present and former director, alternate director, secretary or other officer of the Company shall be indemnified out of the assets of the Company against any costs, charges, losses, damages and liabilities incurred by him in the actual or purported execution or discharge of his duties or exercise of his powers or otherwise in relation thereto, including (without prejudice to the generality of the foregoing) any liability incurred in defending any proceedings (whether civil or criminal) which relates to anything done or omitted or alleged to have been done or omitted by him in any such capacity, and in which judgement is given in his favour or in which he is acquitted or in connection with any application under the Law in which relief is granted to him by any court of competent jurisdiction."

        Each director of Henderson is party to an Instrument of Indemnity with Henderson, pursuant to which Henderson indemnifies such director for any costs, claims, charges, losses, damages, expenses or other liabilities of any kind, including legal costs incurred on or after the commencement date of the agreement in defending any proceeding (whether civil, criminal, administrative or judicial) or appearing before any court, tribunal, government agency or other body and any liability under any regulatory rule in any case incurred or suffered by the director anywhere in the world and arising out of the discharge on or after the commencement date of the agreement of the duties of the indemnified person as a director of Henderson.

        Henderson will agree to indemnify Henderson's authorized representative in the U.S. from and against certain directors' and officers' liabilities.

        In addition, Henderson has obtained directors' and officers' insurance coverage, which, subject to policy terms and limitations, includes coverage to reimburse Henderson for amounts that it may be required or permitted by law to pay directors or officers of Henderson and its consolidated subsidiaries.

Item 21.    Exhibits and Financial Statement Schedules

(a)
The following exhibits are filed herewith unless otherwise indicated:

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated October 3, 2016, by and among Henderson Group plc, Janus Capital Group Inc. and Horizon Orbit Corp. (included as Annex A to the proxy statement/prospectus) **†
3.1	Memorandum of Association of Henderson Group plc**
3.2	Articles of Association of Henderson Group plc**
3.3	Form of Memorandum of Association of Janus Henderson Global Investors plc to be adopted upon closing of the merger (included as Annex B to the proxy statement/prospectus)
3.4	Form of Articles of Association of Janus Henderson Global Investors plc to be adopted upon closing of the merger (included as Annex B to the proxy statement/prospectus)
5.1	Form of opinion of Carey Olsen as to the validity of the ordinary shares to be issued by Henderson Group plc
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal income tax matters*
10.1	Amended and Restated Investment and Strategic Cooperation Agreement, dated October 3, 2016, by and among Henderson Group plc, Janus Capital Group Inc. and Dai-ichi Life Holdings, Inc.**
10.2	Voting and Support Agreement, dated October 3, 2016, by and among Henderson Group plc, Janus Capital Group Inc. and Dai-ichi Life Holdings, Inc.**
10.3	Option Agreement, dated as of October 3, 2016, by and between Henderson Group plc and Dai-ichi Life Holdings, Inc.**
10.4	Service Agreement between Henderson Group plc and Andrew Formica, effective from November 5, 2008*
10.5	Service Agreement between Henderson Group plc and Roger Thompson, effective from June 26, 2013*
10.6	Service Agreement between Henderson Group plc and Phil Wagstaff, effective from May 24, 2016*
10.7	Henderson Group plc Long Term Incentive Plan (LTIP)**
10.8	Henderson Group Sharesave Scheme**
10.9	The Henderson Executive Share Ownership Plan (ExSOP)**
10.10	Rules of the Henderson Group plc Deferred Equity Plan (DEP)**
10.11	Trust Deed of the Henderson Buy-As-You-Earn Plan (BAYE)**
10.12	The Henderson Group plc Company Share Option Plan**
10.13	Rules of the Henderson Group plc International Buy as Your Earn Plan (International BAYE)**
10.14	Henderson Group plc Restricted Share Plan**

Exhibit Number	Description
10.15	Rules of the Henderson Group plc US ESPP (as amended)**
10.16	Form of Instrument of Indemnity from Henderson Group plc**
21.1	Subsidiaries of Henderson Group plc**
23.1	Consent of PricewaterhouseCoopers LLP as auditors for the financial statements of Henderson Group plc*
23.2	Consent of [Deloitte & Touche LLP] as auditors for the financial statements of Janus Capital Group Inc.*
23.3	Consent of Carey Olsen for opinion regarding the legality of securities being registered (included in the opinion filed as Exhibit 5.1 to this Registration Statement)*
23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP for opinion regarding certain U.S. federal income tax matters (included in the opinion filed as Exhibit 8.1 to this Registration Statement) *
24.1	Power of Attorney (included on the signature page of this Registration Statement)*
99.1	Form of Proxy Card of Janus Capital Group Inc.*
99.2	Fairness Opinion of Loeb Spencer House Partners (included as Annex C to the proxy statement/prospectus)**
99.3	Consent of Loeb Spencer House Partners*
99.4	Consent of Prospective Director Glenn S. Schafer*
99.5	Consent of Prospective Director Richard M. Weil*
99.6	Consent of Prospective Director Jeffrey Diermeier*
99.7	Consent of Prospective Director Eugene Flood Jr.*
99.8	Consent of Prospective Director Lawrence Kochard*
99.9	Consent of Prospective Director Tatsusaburo Yamamoto*

*
To be filed by amendment

**
Previously submitted.

†
Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments to the Agreement and Plan of Merger have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

Item 22.    Undertakings

(a)
In accordance with Item 512 of Regulation S-K, the undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of registration statement (or the most recent post-effective amendment thereof) which,

      individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total U.S. dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20%. change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2)
  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

  (4)
  To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering;

  (5)
  That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

  (6)
  That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

  (7)
  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (8)
  That, for the purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (9)
  That, for purposes of determining liability under the Securities Act, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness (provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use).

  (10)
  That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form F-4, within one business day of receipt of such request, and to send the incorporated prospectus by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on                2017.

HENDERSON GROUP PLC
By:
Name:
Title:

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints [    •    ], [    •    ] and [    •    ], and each of them acting individually, as true and lawful attorneys-in- fact and agents, each with full power of substitution and resubstitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments (including post- effective amendments) to this registration statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933 relating thereto and to file the same, with all exhibits thereto, and other prospectus in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature/Name	Title	Date

Richard Gillingwater	Chairman of the Board
Andrew Formica	Executive Director and Chief Executive
Roger Thompson	Executive Director and Chief Financial Officer
Phil Wagstaff	Executive Director and Global Head of Distribution

Signature/Name	Title	Date

Sarah Arkle	Non-executive Director
Kalpana Desai	Non-executive Director
Kevin Dolan	Non-executive Director
Tim How	Non-executive Director
Robert Jeens	Non-executive Director
Angela Seymour-Jackson	Non-executive Director
[•]	Authorized Representative in the United States